Form 20-F
period 2002-12-31
AKTIEBOLAGET ELECTROLUX
filed 2003-06-27
CIK 813810

As filed with the Securities and Exchange Commission on 27 June, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSACTION PERIOD FROM ___________TO ________

(Commission file number 0-15741)

AKTIEBOLAGET ELECTROLUX (PUBL)

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable
(Translation of Registrant’s Name Into English)

Kingdom of Sweden
(Jurisdiction of Incorporation or Organization)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Title of each class
Class B Shares (SEK 5 nominal amount, non restricted)

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

B Shares (SEK 5.0 nominal value)	328,712,580
A Shares (SEK 5.0 nominal value)	10,000,000

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
     Yes   ☑          No   ☐

Indicate by check mark which financial statement item the registrant has elected to follow.
      Item 17   ☑          Item 18   ☐

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3. KEY INFORMATION
A. SELECTED FINANCIAL DATA
B. CAPITALIZATION AND INDEBTEDNESS
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
D. RISK FACTORS
ITEM 4.
A. HISTORY AND DEVELOPMENT OF THE COMPANY
B. BUSINESS OVERVIEW
C. ORGANIZATIONAL STRUCTURE
D. PROPERTY, PLANTS AND EQUIPMENT
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A. OPERATING RESULTS
B. LIQUIDITY AND CAPITAL RESOURCES
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC
D. TREND INFORMATION
ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
B. COMPENSATION
C. BOARD PRACTICES
D. EMPLOYEES
E. SHARE OWNERSHIP
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
B. RELATED PARTY TRANSACTIONS
C. INTERESTS OF EXPERTS AND COUNSEL
ITEM 8. FINANCIAL INFORMATION
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
B. SIGNIFICANT CHANGES
ITEM 9. THE OFFER AND LISTING
ITEM 10. ADDITIONAL INFORMATION
A. SHARE CAPITAL
B. MEMORANDUM AND ARTICLES OF ASSOCIATION
C. MATERIAL CONTRACTS
D. EXCHANGE CONTROLS
E. TAXATION
F. DIVIDENDS AND PAYING AGENTS
G. STATEMENTS BY EXPERTS
H. DOCUMENTS ON DISPLAY
I. SUBSIDIARY INFORMATION
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
ITEM 15. CONTROLS AND PROCEDURES
ITEM 16.
PART III
ITEM 17. FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
ITEM 19. EXHIBITS
EX-1 ARTICLES OF ASSOCIATION
EX-12.1 CONSENT
EX-12.2 CONSENT
EX-12.3 906 CERTIFICATIONS

PRESENTATION OF INFORMATION

     Unless the context indicates otherwise, the “Company”, “Electrolux” or the “Group” refers to AB Electrolux, a company organized under the laws of Sweden, and its consolidated subsidiaries. The Company is not affiliated with, and should not be confused with, Aerus LLC (formerly known as Electrolux LLC) that sells vacuum cleaners under the Electrolux brand in the United States and Canada. Whenever the “Electrolux” brand name is used in this report, the reference excludes floor care products sold by Aerus LLC in North America.

     Unless otherwise indicated, all amounts herein are expressed in Swedish Kronor (“krona”, “kronor” or “SEK”). References to “U.S. dollar”, “U.S.$”, “USD”, “dollar” or “$” are to the lawful currency of the United States. Unless otherwise stated herein translations of kronor into U.S. dollars have been made at the rate of $1.00 = SEK 8.6950, the noon buying rate for cable transfers in SEK as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002.

     At times, this report presents financial and other information for a specific year that is immediately followed by an amount within (brackets). The amount within (brackets) represents the corresponding amount for the previous year.

     Electrolux prepares its consolidated financial statements in accordance with Swedish generally accepted accounting principles (“Swedish GAAP”). In addition, consolidated net income and stockholders’ equity are reported as reconciled to United States generally accepted accounting principles (“U.S. GAAP”). Unless otherwise indicated, all amounts and percentages presented herein are based on Swedish GAAP. Swedish GAAP as applied by the Company differs in certain significant respects from U.S. GAAP. For a discussion of the significant differences between Swedish GAAP and U.S. GAAP affecting Electrolux’s consolidated financials statements and a reconciliation to U.S. GAAP of consolidated stockholders’ equity and consolidated net income as of and for the years ended December 31, 2002, 2001 and 2000, see Note 26 to the consolidated financial statements.

     This report also contains certain financial measures where indicated that are not calculated in accordance with Swedish GAAP or U.S. GAAP, but which are disclosed herein in compliance with Regulation G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These non-GAAP financial measures are used extensively by management to evaluate the financial performance and results of operations of Electrolux. In particular, Electrolux’s management considers “value creation” to be an important non-GAAP financial measure. The non-GAAP financial measures are included herein to assist the reader in understanding Electrolux’s operating results and financial condition from management’s point of view. Non-GAAP financial measures, however, should not be considered alternatives to the amounts reported in accordance with Swedish or U.S. GAAP. Furthermore, the non-GAAP financial measures included herein may not be comparable to similarly titled measures presented by other companies.

     Certain information presented in this Annual Report on Form 20-F relating to the markets in which Electrolux operates, such as the size of the particular market and the market share of Electrolux within such markets, has been obtained by Electrolux from market research reports, analysts’ reports and other publicly available information, as well as from internally developed market data. While Electrolux has no reason to believe that the third-party sourced information is not reliable, such information has not been independently verified. Accordingly, the accuracy or completeness of this information cannot be guaranteed.

FORWARD LOOKING STATEMENTS

     This annual report includes “forward-looking” statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements do not relate strictly to historical or current facts; instead, such statements are often based on assumptions about future market conditions, operations and results. The words “believe”, “expect”, “anticipate”, “intend”, “may”, “could”, “plan”, “possible”, “potential” and similar expressions are intended to identify these statements. Forward-looking statements appear in a number of places in this report including, without limitation, “Item 3.D—Risk Factors”, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects”, and include, among others, statements regarding:

•	the financial goals or targets of Electrolux for future periods;

•	future business and financial plans;

•	the growth in demand for Electrolux’s products;

•	the economic outlook and industry trends;

•	developments of Electrolux’s markets and competition;

•	the impact of regulatory initiatives and pending and future litigation;

•	research and development expenditures;

•	plans to launch new products and services; and

•	the expected cost savings from Electrolux’s various restructuring measures.

     While Electrolux believes that the expectations reflected in these and other forward-looking statements are reasonable, actual results may differ materially from the expectations reflected in those statements due to a variety of factors, including, among others, the following:

•	Electrolux’s success in developing new products and marketing initiatives;

•	the progress in achieving operational and capital efficiency goals, including the success of reducing the number of product platforms;

•	the success in identifying growth opportunities and acquisition candidates, and the integration of any acquired businesses with existing businesses;

•	the success and progress in achieving structural and supply-chain reorganization goals;

•	the ability of Electrolux to outsource production to lower-cost countries;

•	competitive pressures to reduce prices;

•	significant loss of business from major retailers;

•	consumer demand and the success of Electrolux’s global strategy to develop brand differentiation and brand loyalty;

•	the effects of exchange rate fluctuations;

•	the social, economic, regulatory and political volatility in the markets in which Electrolux operates;

•	the effect of local economies on product demand;

•	Electrolux’s ability to recruit and retain highly qualified management and other employees;

•	general economic conditions in the markets in which Electrolux operates, and its ability to adapt to rapid changes in market conditions; and

•	political, economic and regulatory developments in the markets in which Electrolux operates.

     Certain of these factors are discussed in more detail elsewhere in this annual report, including under “Item 3.D—Risk Factors”, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects”. Electrolux undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law or stock exchange regulation. It is not possible to foresee or identify all factors that could cause future results to differ from expected or historic results. Therefore, investors should not consider the foregoing factors to be an exhaustive statement of all risks, uncertainties or factors that could potentially cause actual results to differ from projections in this report.

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.   KEY INFORMATION

A.   SELECTED FINANCIAL DATA

     The following table sets out selected financial data as of and for the years ended December 31, 2002, 2001, 2000, 1999 and 1998:

	2002	2001	2000	1999	1998

	(SEKm, except share and per share amounts, and ratios)
Amounts in accordance with Swedish GAAP

Consolidated Income Statement Data
Net Sales	133,150	135,803	124,493	119,550	117,524
Operating Income	7,731	6,281	7,602	7,204	7,028
Income After Financial Items	7,545	5,215	6,530	6,142	5,850
Net Income	5,095	3,870	4,457	4,175	3,975
Net Income per share[1]	15.60	11.35	12.40	11.40	10.85
Net Income per ADS[1]	31.20	22.70	24.80	22.80	21.70

Consolidated Balance Sheet Data
Current Assets	57,726	62,096	57,609	53,593	55,404
Total Assets	85,424	94,447	87,289	81,644	83,289
Long Term Debt [2]	14,080	17,927	16,549	17,008	18,078
Minority Interests	592	699	810	825	953
Stockholders’ Equity	27,629	28,864	26,324	25,781	24,480
Capital Stock	1,694	1,831	1,831	1,831	1,831
Number of shares (in thousands)	338,713	366,170	366,170	366,170	366,170
Number of shares after repurchase of shares	318,319	329,565	341,135	—	—

Non-GAAP Data [3]
Adjusted Equity/Assets Ratio[4]	39.7	36.0	34.4	37.3	35.4
Adjusted Net Debt to Equity Ratio [5]	0.05	0.37	0.63	0.50	0.71
Value Creation[6]	3,461	262	2,423	1,782	437

Amounts calculated in accordance with U.S. GAAP[7]
Net Sales[8]	132,499	131,724	120,716	116,240	114,289
Net Income	5,308	3,741	4,926	4,053	3,748
Net Income from Continuing Operations[9]	3,565	3,760	4,652	3,879	3,603
Net Income per share[1]	16.25	11.00	13.70	11.05	10.25
Net Income per ADS[1]	32.50	22.00	27.40	22.10	20.50
Net Income from Continuing Operations per share[1,9]	10.90	11.05	12.95	10.60	9.85
Net Income from Continuing Operations per ADS[1,9]	21.80	22.10	25.90	21.20	19.70
Stockholders’ Equity [10]	27,504	28,591	26,411	25,213	24,018
Total Assets [11]	86,178	95,289	88,293	84,935	85,700

Dividends per ADS
SEK [12,13]	12.00	9.00	8.00	7.00	6.00
USD [12,13,14]	1.47	0.88	0.78	0.78	0.72

1.	Number of shares and ADS outstanding represent both basic and diluted.

2.	Long-term debt consists of long-term borrowings plus interest-bearing pension liabilities.

3.	Non-GAAP data is not prepared in accordance with Swedish GAAP or U.S. GAAP. The non-GAAP financial measures presented should not be considered as alternatives to financial information reported in accordance with Swedish or U.S. GAAP. See “Presentation of Information” above.

4.	Calculated as adjusted equity (equity including minority interests) as a percentage of adjusted total assets (total assets less cash and bank balances and short-term investments).

5.	Calculated on the basis of net borrowings (total interest-bearing liabilities less liquid funds (short-term investments and cash and bank balances)) in relation to adjusted equity (equity including minority interests).

6.	Value creation is a financial measure extensively used by Electrolux for internal reporting purposes, as a management tool as well as a basis for remuneration. Value creation is calculated on a consolidated basis as operating income excluding items affecting comparability less the weighted average cost of capital (“WACC”) (an expected rate of return) on average net assets excluding items affecting comparability or expressed as a formula: (Net sales – operating costs = operating income) – (WACC x Average net assets). WACC is calculated annually by Electrolux to apply for the following year on the basis of agreed parameters aimed at determining the Group’s cost of capital. For 2002, an expected rate of return, or WACC, of 13% before tax was used for the value creation calculation. For the years 1998 – 2001, a WACC of 14% was used. Net assets are total assets exclusive of liquid funds (short-term investments and cash and bank balances), interest-bearing financial receivables, as well as non-interest-bearing liabilities and provisions and excluding items affecting comparability.

7.	Upon adoption of SFAS 142 on January 1, 2002, Electrolux ceased amortization of goodwill and indefinite-lived intangible assets for U.S. GAAP reporting purposes. Amortization expense on goodwill and indefinite-lived intangible assets on a U.S. GAAP basis for the years ended December 31, 2001, 2000, 1999 and 1998 was SEK –222m, SEK –168m, SEK –168m and SEK –181m, respectively.

8.	Certain amounts have been reclassified for comparison purposes due to the disclosure of discontinued operations.

9.	Under SFAS 144, each of the following 2002 divestments are accounted for as a discontinued operations: Zanussi Metallurgica, the European motor operation, the Mexican compressor plant, the European home comfort operation and the remainder of the leisure appliance product line. Please see Note 26 to the consolidated financial statements.

10.	Stockholder’s equity for 2001 and 2000 has been restated as described in Note 26 to the consolidated financial statements.

11.	Total assets for 2001 and 2000 has been restated as described in Note 26 to the consolidated financial statements.

12.	Weighted average number of shares outstanding was 327,093,373 shares for 2002; 340,064,997 shares for 2001; 359,083,955 shares for 2000; and 366,169,580 shares for 1998 through 1999. The decreases in weighted average number of shares outstanding for these periods reflect open market repurchases of shares by Electrolux.

13.	Dividends are set forth in the above table under the year to which they relate rather than the year in which they were paid.

14.	Amounts in U.S. dollars are presented for convenience only, and are based on the noon buying rate for SEK at each of the respective payment dates.

     Exchange Rate Information

     The following table presents information with respect to the exchange rate for Swedish kronor per USD 1.00, based on the noon buying rate for cable transfers in SEK as certified for customs purposes by the Federal Reserve Bank of New York. On May 30, 2003 the noon buying rate for SEK was USD 1.00=SEK 7.7654.

Period	Average Rate [1]	High	Low

	(SEK per USD)
Year ended December 31,1998	7.9658	8.3350	7.5800
Year ended December 31,1999	8.3007	8.6120	7.7060
Year ended December 31, 2000	9.2251	10.3600	8.3530
Year ended December 31, 2001	10.4328	11.0270	9.3250
Year ended December 31, 2002	9.6571	10.7290	8.6950
December 2002	—	9.0750	8.6950
January 2003	—	8.7920	8.5150
February 2003	—	8.5650	8.4100
March 2003	—	8.7030	8.3650
April 2003	—	8.6425	8.1700
May 2003	—	8.1470	7.7479

1.	Based on the applicable exchange rate for the last day of each month during the period indicated. Average rates are not presented for months.

     Fluctuations in the exchange rate between the Swedish kronor and the dollar may affect the dollar equivalent of the Swedish kronor price of the Electrolux B Shares traded on the Stockholm Exchange and, as a result, are likely to affect the price of ADSs in the United States. Such fluctuations will also affect the dollar amounts received by holders of ADSs on conversion by the Depositary of cash dividends paid in kronor on the Electrolux B Shares represented by ADSs. For a discussion of the effects of currency fluctuations on Electrolux’s business, please see “Item 5—Operating and Financial Review and Prospects” and “Item 11—Quantitative and Qualitative Disclosures About Market Risk”.

B.   CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

D.   RISK FACTORS

     You should carefully consider all of the information in this Annual Report and, in particular, the risks outlined below.

     Electrolux’s business is affected by global economic conditions.

     Current conditions in many of the economies in which Electrolux operates and the global economy remain very uncertain. As a result, it is difficult to estimate the global and regional economic development for the foreseeable future. In addition, the business environment and the economic condition of Electrolux’s markets are also influenced by political uncertainties, including the current political situation in the Middle East. A lengthy recession or sustained loss of consumer confidence in the markets in which Electrolux operates could trigger a significant industry-wide decline in sales and could also lead to slower economic growth and a corresponding significant reduction in demand. Electrolux generates a substantial portion of its net sales from North America and Europe, both of which have continued to experience a slow economy. Similarly, continued economic decline in Asia could delay Electrolux’s strategic expansion into emerging Asian markets. These global and regional conditions could have an adverse impact on the operations of Electrolux, with a resulting material adverse effect on results of operations and financial condition.

     Electrolux’s markets are highly competitive and subject to price pressure.

     The markets for Electrolux’s products are highly competitive and there is considerable pressure to reduce prices, especially when faced with an economic downturn and possible reductions in consumer demand. The effects of competition and price pressure are particularly apparent for floor-care products in the United States, small appliances generally and for consumer outdoor products in Western Europe. Electrolux faces strong competitors, some of which may have greater resources in a given business area. Some industries in which Electrolux operates are undergoing consolidation which may result in stronger competitors and a change in Electrolux’s relative market position. There is also a trend, particularly in Europe, towards globalization among Electrolux’s customers in the retail sector, which means fewer, bigger and more international retail chains. As these retailers are consolidating their supplier base, the competition among suppliers may increase. In response to an increasingly competitive environment, Electrolux and other manufacturers may be forced to increase efficiency by further reducing costs along the value chain, including their suppliers. The development of alternative distribution channels, such as the Internet, could also contribute to further price pressure within Electrolux’s markets. There can be no assurances that Electrolux will be able to adapt to these changes and increase or maintain its market share.

     Consolidation of retail chains has resulted in increased dependence on a number of large customers.

     Due to the ongoing consolidation of retail chains, major customers account for a large and increasing part of Electrolux’s sales. This trend is particularly significant in the Consumer Durables business area, as most products in this business area are sold through major retail chains. This trend towards consolidation has resulted in greater commercial and credit exposures. If Electrolux were to lose one of its major customers or experience a material reduction in orders from a major customer, its net sales and financial results would suffer.

     Electrolux’s operating results may be affected by seasonality.

     Demand for certain of Electrolux’s products is affected by seasonality and factors that are hard to predict such as the weather. For example, market demand for lawn mowers, trimmers and room air conditioners is generally lower during the winter season. As a result, Electrolux’s outdoor products and room air conditioners product line experience most of their sales volume and profitability in the first seven months of the year. Electrolux expect this seasonality to continue in the future.

     Electrolux’s future success depends on its ability to develop new and innovative products.

     Product innovation and development are critical factors in maintaining market share in all of Electrolux’s product lines. The markets in which Electrolux operates, particularly the Consumer Durables business area, experience rapid and significant changes due to the introduction of new technologies. To meet Electrolux’s customers’ needs in these businesses, Electrolux must continuously design new, and update existing, products and services and invest in and develop new technologies. Product development is also driven by criteria for better environmental performance and lower cost of use. Introducing new products requires significant management time and a high level of financial and other commitments to research and development, which may not result in success. During 2002, Electrolux invested SEK 1,797m in research and development, primarily related to product development in the Consumer Durables business area. Electrolux’s sales and net income may suffer if investments are made in technologies that do not function as expected or are not accepted in the marketplace.

     Electrolux may experience difficulties relating to its strategy for business acquisitions and dispositions.

     Electrolux’s core strategy is based on achieving and increasing significant market positions in its product areas through internal growth and acquisitions and by improving operational efficiencies. Political and economic developments in recent years in Eastern Europe, Asia and Latin America have created a potential for expansion in those growth markets. However, expansion through acquisitions is inherently risky due to the difficulties of integrating people, operations, technologies and products. Electrolux may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to integration of acquired or restructured businesses. There can be no assurances that Electrolux will be able to successfully integrate the businesses it acquires into existing operations or that they will perform according to expectations once integrated. Similarly, Electrolux’s dispositions of certain non-core assets may prove more costly than anticipated and may affect its net sales and result of operations.

     Electrolux may not be able to successfully implement planned cost-reduction measures and generate the expected cost-savings indicated herein.

     Since 2000, Electrolux has implemented restructuring programs on an annual basis in an effort to improve operating efficiencies and the Group’s profitability. These restructuring measures have included the divestitures of unprofitable non-core operations, layoffs of employees, consolidation of manufacturing operations and other cost-cutting measures. Electrolux has also put substantial effort into driving down costs and complexity throughout the supply chain by improving integration of the supply chain and demand flow management. There can be no assurances that these measures will generate the level of cost savings that Electrolux has estimated going forward.

     Electrolux is dependent on third party suppliers to deliver key components and materials for its products.

     Electrolux’s manufacturing process depends on the availability and timely supply of components and raw materials, generally from third party suppliers. While supply delays can affect the performance of most of Electrolux’s business sectors, Electrolux is particularly sensitive to supply problems related to electronic components. Electrolux works closely with its suppliers to avoid supply-related problems, but there can be no assurances that it will not experience problems in the future. Such problems could have material adverse effects on the business, results of operations or financial condition of Electrolux. In addition, unanticipated increases in the price of components due to market shortages could also adversely affect the financial results of certain of Electrolux’s business groups.

     Electrolux is subject to risks related to changes in commodity prices.

     Electrolux is subject to risks related to changes in commodity prices as the ability to recover increased cost through higher pricing may be limited by the competitive environment in which Electrolux operates. Electrolux uses commodity futures to hedge immaterial amounts of commodity purchases, primarily related to copper and aluminum. For more details regarding commodity price risk, please see Item 11 “Quantitative and Qualitative Disclosures About Market Risk.”

     Electrolux is exposed to foreign exchange risks and interest rate risk.

     Electrolux operates in over 60 countries around the world and as a result is subject to the risks associated with cross-border transactions. In particular, Electrolux is exposed to foreign currency exchange rate risks and risks relating to delayed payments from customers in certain countries or difficulties in the collection of receivables generally. Electrolux is also subject to risks arising from translation of balance sheets and income statements of foreign subsidiaries. The major currencies that Electrolux is exposed to are the U.S. dollar (including currencies correlating with the dollar), the Euro and the British pound. While Electrolux’s geographically widespread production and its hedging transactions reduce the effects of changes in exchange rates, there can be no assurances that these measures will be sufficient.

     In addition, Electrolux holds assets and liabilities to manage the liquidity and cash needs of its day-to-day operations. These interest rate sensitive assets and liabilities are subject to interest rate risk. While these interest rate exposures are minimized to some extent by the use of derivative financial instruments, there can be no assurances that these hedging activities will be effective or sufficient.

     For more details regarding currency risks and interest rate risks, please see “Item 11—Quantitative and Qualitative Disclosure About Market Risk.”

     Electrolux is dependent upon hiring and retaining highly qualified management and technical personnel.

     Having the right people—in the right positions—is key for realizing opportunities in the competitive environment in which Electrolux operates. Competition for highly qualified management and technical personnel remains intense. Electrolux’s future success depends in part on its continued ability to hire, develop, motivate and retain qualified personnel. Electrolux has identified talent management as a strategic priority and has established a structured talent-review process. However, there can be no assurances that Electrolux will continue to be successful in attracting and retaining highly qualified employees in the future, and the failure to do so could have a material adverse effect on the business, results of operations and financial condition of Electrolux.

     Electrolux is subject to regulatory risks associated with its international operations.

     As a result of its worldwide operations, Electrolux is subject to a wide variety of complex laws, regulations and controls, and various non-binding treaties and guidelines, including those related to employee safety, employee relations, product safety and exchange controls. Electrolux expects that sales to and manufacturing in emerging markets, in particular in China, Southeast Asia and Eastern Europe, will continue to be an increasing portion of its total operations. Changes in regulatory requirements, economic and political instability, tariffs and other trade barriers and price or exchange controls could limit its operations in these countries and make the repatriation of profits difficult. In addition, the uncertainty of the legal environment in certain of the countries in which it operates could limit Electrolux’s ability to enforce effectively its rights in those markets. Electrolux products are also affected by environmental legislation in various markets, which principally involves limits for energy consumption (which relate to certain of its white goods products) and emissions (which relate to certain of its outdoor products that are powered by gasoline) as well as the obligation to recycle waste of electrical products.

     Electrolux is subject to certain environmental risks.

     Electrolux may also be subject to environmental risks in connection with the operation of its manufacturing plants. With respect to environmental risks, Electrolux maintains liability insurance at levels that management believes are appropriate and in accordance with industry practice. However, there can be no assurances that (i) Electrolux will not incur environmental losses beyond the limits, or outside the coverage, of such insurance or that any such losses would not have a material adverse effect on the results of its operations or financial condition, or (ii) Electrolux’s provisions for environmental remediation will be sufficient to cover the ultimate loss or expenditure.

     Lawsuits in the United States claiming asbestos-related personal injuries are pending against the Electrolux Group.

     Certain of Electrolux’s U.S. subsidiaries have been named as defendants in lawsuits in the United States claiming various asbestos-related personal injuries, allegedly as a result of exposure to products manufactured by Electrolux with components containing asbestos. Almost all of the cases relate to externally supplied components used in industrial products manufactured by discontinued operations prior to the early 1970s. In addition, almost all of the cases involve multiple plaintiffs who have made identical allegations against many other defendants who are not affiliated with Electrolux.

     As of December 31, 2002, there were 218 (95) lawsuits pending against Electrolux representing approximately 14,000 (approximately 3,500) plaintiffs. Approximately 13,400 of the plaintiffs relate to cases pending in the State of Mississippi. Electrolux is in the process of determining the extent of its insurance coverage and has made a provision of less than $9 million in respect of currently pending claims. The amount of this provision, however, does not reflect lawsuits that may be filed against Electrolux in the future as it is difficult to predict both the number of future claims and the number of plaintiffs that these future claims may represent. In addition, the outcome of asbestos claims is inherently uncertain and always difficult to predict and Electrolux cannot provide any assurances that the resolution of these types of claims will not have a material adverse effect on its business in the future.

     If Electrolux were to experience unexpected quality problems in the development or production of its products, it may incur higher than expected warranty expenses and its results of operations and financial condition may be adversely affected.

     Electrolux’s value chain comprises all the steps in its operations, from research and development, to production to marketing and sales. Operational failures in its value chain processes could result in quality problems or potential product, labor safety, regulatory or environmental risks. Such risks are particularly present in relation to Electrolux’s production facilities which are located all over the world and have a high degree of organizational and technological complexity. Unforeseen product quality problems in the development and production of new and existing products could result in loss of market share and higher warranty expense, any of which could have a material adverse effect on Electrolux’s results of operations and financial condition.

     Electrolux may be subject to significant product recalls or product liability actions that could adversely affect its results of operations.

     Under laws in many countries regulating consumer products, Electrolux may be forced to recall or repurchase some of its products under certain circumstances, and more restrictive laws and regulations may be adopted in the future. For example, as a manufacturer and distributor of consumer products in the United States, Electrolux is subject to the U.S. Consumer Products Safety Act, which empowers the U.S. Consumer Products Safety Commission to exclude products from the U.S. market that are found to be unsafe or hazardous. Under certain circumstances, the U.S. Consumer Products Safety Commission could require Electrolux to repurchase or recall one or more of its products. Any repurchase or recall of products could be costly to Electrolux and could damage its reputation. If Electrolux was required to remove, or it voluntarily removed, its products from the market, Electrolux’s reputation could be tarnished and it might have large quantities of finished products that could not be sold. Accordingly, there can be no assurances that product recalls would not have a material adverse affect on Electrolux’s business, results of operations and financial condition.

     Electrolux also faces exposure to product liability claims in the event that one of its products is alleged to have resulted in property damage, bodily injury or other adverse effects. Electrolux has become implicated in certain lawsuits in the ordinary course of its business, including suits involving allegations of improper delivery of goods or services, product liability and product defects and quality problems. Electrolux is largely self-insured for product liability matters expected to occur in the normal course of business and funds these risks, for the most part, through wholly-owned insurance subsidiaries. Electrolux accrues for such self-insured claims and litigation risks when it is probable that an obligation has been incurred and the amount can be reasonably estimated. In addition, for large catastrophic losses, Electrolux maintains product liability insurance in amounts that it believes are reasonable. However, there can be no assurances that product liability claims will not have a material adverse affect on Electrolux’s business, results of operations or financial condition.

Electrolux is subject to risks related to its insurance coverage

     Electrolux maintains third-party insurance coverage and self-insures through wholly-owned insurance subsidiaries for a variety of exposures and risks, such as property damage, business interruption, environmental risks, asbestos claims and product liability claims. However, while Electrolux believes it has adequate insurance coverage for all relevant exposures in line with industry standards, there can be no assurances that (i) Electrolux will be able to maintain such insurance on acceptable terms, if at all, at all times in the future or that claims will not exceed, or fall outside of, its third-party or captive insurance coverage, or (ii) its provisions for uninsured or uncovered losses will be sufficient to cover its ultimate loss or expenditure.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

     Aktiebolaget Electrolux (publ) is a limited liability company organized under the laws of the Kingdom of Sweden. The address of the Company’s registered office is S:t Göransgatan 143, S-105 45 Stockholm, Sweden, and its telephone number at such address is +46 8 738 60 00. Electrolux’s web site is www.electrolux.com. This web site address is not an active hyperlink to the web site, and the web site does not form part of this document.

     Electrolux was incorporated in 1910 as Elektromekaniska AB. Through the merger in 1919 between Elektromekaniska AB and another Swedish company, AB Lux, Aktiebolaget Electrolux was established. Electrolux led the development of the modern canister-type vacuum cleaner as well as the absorption refrigerator during the early part of the 20th century.

     In 1928 Electrolux was introduced on the London Stock Exchange. At such time, the Group had five plants, approximately twenty subsidiaries and 250 offices throughout the world, and its worldwide turnover was approximately SEK 70 million. In 1930 Electrolux was listed on the Stockholm Stock Exchange. Three years later, vacuum cleaner production began in Old Greenwich, Connecticut, USA, and the first air-cooled refrigerator was produced.

     In the late 1960’s, Electrolux initiated the restructuring of the fragmented Western European white-goods industry. In 1968, the minority interest (39%) in Electrolux Corp., USA was sold to Consolidated Food for almost SEK 300 million. The cash generated from this transaction provided Electrolux with the key to future expansion.

     The acquisition of the Italian company Zanussi in 1984, including its subsidiaries in Spain, made Electrolux a leader in the European market for household appliances. The Zanussi purchase also made the Group a leader in food service equipment. The third largest white goods company in the USA, White Consolidated Inc., with brands such as Frigidaire, Gibson, Kelvinator and White Westinghouse, was acquired in 1986. The Outdoor Products business area expanded following new acquisitions, including the U.S. company Poulan/Weed Eater. The Group’s total annual sales in 1986 had grown to SEK 53 billion.

     The Group initiated a two-year restructuring program in 1997, with the purpose of improving profitability. Streamlining of Group operations began with the divestment of the industrial products sector as well as the production of sewing machines, agricultural implements and interior decoration equipment.

     A new branding strategy was adopted in 1998 to focus resources on a smaller number of large and well-defined brands. The core business at such time comprised Household Appliances, Professional Appliances and Outdoor Products. Annual Group sales in 1998 had grown to SEK 117 billion.

     In May 2000, an agreement was entered into for the acquisition of the trademark and company name “Electrolux” in North America. As a result, Electrolux gained full global control of the company name and the Group’s most important brand.

     Today, Electrolux is one of Sweden’s largest industrial enterprises with 299 subsidiaries in over 60 countries as of December 31, 2002. For more information on the Group’s recent acquisitions and divestitures, please see “Item 5—Significant Actions and Transactions Affecting Results and Financial Condition”. For a discussion of Electrolux’s principal capital expenditures during the past three years, please see “Item 5.B—Liquidity and Capital Resources”.

B. BUSINESS OVERVIEW

     With sales of SEK 133.2 billion in 2002, Electrolux is the world’s largest producer of appliances and equipment for kitchen, cleaning and outdoor use. Electrolux sold more than 55 million products in 2002, including products such as refrigerators, cookers, washing machines, chainsaws, lawnmowers and garden tractors. Electrolux’s products are targeted at both professionals and retail consumers.

     Electrolux conducts operations in over 60 countries. The following table provides a breakdown of Electrolux’s net sales by region for each of the last three years:

Net Sales by Region	2002		2001		2000

	SEKm	%[1]	SEKm	%[1]	SEKm	%[1]

Sweden	4,473	3.4	4,158	3.3	4,464	3.6
Europe (excluding Sweden)	57,160	42.9	58,937	43.4	53,705	43.1
United States and Canada	53,026	39.8	52,907	39.0	52,906	42.5
Other Areas	18,491	13.9	19,441	14.3	13,418	10.8

Consolidated sales	133,150	100.0	135,803	100.0	124,493	100.0

1.	As a percentage of consolidated net sales.

     Strategy

     Electrolux aims to be a global leader in the market for consumer durables for indoor and outdoor use. To this end, while significant volumes and economies of scale are of utmost importance, Electrolux’s key strategies are to be one of the three most significant suppliers to the main retailers and to be recognized as a leading brand and manufacturer among customers.

     Electrolux intends to continue to develop into a market-driven company that is ahead of the competition in addressing consumer needs. To achieve this objective, Electrolux is implementing the following measures:

•	continued reduction of costs and the complexity of the organization;

•	acceleration of the rate of product renewal based on consumer needs; and

•	increased marketing and brand building focusing on fewer and stronger brands, with particular focus on Electrolux as a global brand for the Group.

     Electrolux Business Areas

     Electrolux operates in the following three business areas:

•	Consumer Durables;

•	Professional Indoor Products; and

•	Professional Outdoor Products.

     The following table sets forth the net sales for each of these business areas in each of the last three years.

Net Sales by Business Area	2002		2001		2000

	SEKm	%[1]	SEKm	%[1]	SEKm	%[1]

Consumer Durables	111,520	83.7	108,990	80.3	98,488	79.1
Professional Indoor	10,887	8.2	17,073	12.6	17,561	14.1
Professional Outdoor	10,597	8.0	9,452	6.9	8,039	6.5
Other	146	0.1	288	0.2	405	0.3

Total consolidated amounts	133,150	100.0	135,803	100.0	124,493	100.0

1.	As a percentage of net sales.

     Consumer Durables

     The Consumer Durables business area comprises mainly white goods (i.e., refrigerators, freezers, cookers, washing machines and dishwashers), other appliances such as room air-conditioners and microwave ovens, as well as floor-care products and consumer outdoor products. In 2002, white goods and other appliances accounted for approximately 77% of sales for this business area, and floor-care products and consumer outdoor products represented 8% and 15%, respectively. Electrolux is the leading white goods company in Europe and Australia and has a substantial market share in each of the United States, Brazil and India. The Group is the world’s largest producer of floor-care products, lawn mowers, garden tractors, and other portable petrol-driven garden equipment such as chainsaws and trimmers.

     Professional Products

     Professional Indoor Products

     The Professional Indoor Products business area comprises food-service equipment, laundry equipment and components such as compressors. Products in food-services equipment are targeted at hotels, restaurants and institutions. Electrolux manufactures laundry equipment for laundry rooms in apartment buildings, launderettes and hotels, and for other professional users. Its components operations consist primarily of a European compressor operation which sells products to other Group companies and to external customers. The Group divested the significant portion of its operations in leisure appliances in 2001 and the remaining operations as of January 1, 2002.

     Electrolux is the world’s third largest producer of food-service equipment, with a leading position in the European market, and is a leader in the global market for laundry equipment. The Group is also one of the world’s largest producers of compressors for refrigerators and freezers and the largest in Europe in this product area.

     Professional Outdoor Products

     The Professional Outdoor Products business area comprises mainly high-performance chainsaws, clearing saws and turf-care equipment. The majority of these products are sold under the Husqvarna brand. The Husqvarna and Jonsered brands, both of which are owned by Electrolux, are among the top three worldwide brands for professional chainsaws with a combined global market share of about 40% in the professional segment. This business area also includes the Partner industrial and Dimas product lines which encompasses power cutters, diamond tools and related equipment for the cutting of hard surfaces such as cement and stone.

     Following the acquisition of Diamant Boart, the Group is the world’s largest producer of diamond tools and related equipment for the construction and stone industries, with annual sales of approximately SEK 3.5 billion. The Group is one of the world’s largest producers of power cutters.

     Manufacturing

     Electrolux has manufacturing facilities in 111 locations in 26 countries around the world. Electrolux’s manufacturing operations consist mainly of the assembly of components and processing of standard raw materials sourced from various third-party manufacturers. The manufacturing process includes metalworking, molding of plastics, painting, enameling and, to some degree, the casting of parts.

     The strategy for purchasing of both components and raw materials is to avoid single sourcing. The risk of dependency of a single supplier is thereby reduced and the negative consequence of a supplier failing to meet agreed requirements can be limited. A significant part of the purchasing volumes is consolidated on a group level and allocated to global suppliers. These supplier relations are often characterized by close cooperation within areas such as R&D, product design and manufacturing.

     Electrolux is exposed to the price volatility that exists in raw material markets. This volatility is partly reduced by applying long-term agreements with fixed prices for longer time-periods. Volatility within the metal markets can also be reduced, if considered appropriate, by hedging part of the requirements through the use of commodity futures (mainly for copper and aluminum).

     For a discussion of Electrolux’s manufacturing facilities, see “Item 4B—Environmental Policies—ISO Certification” and “Item 4D—Property, Plant and Equipment.”

     Sales and Marketing

     Last year Electrolux sold more than 55 million products in 150 different countries. Electrolux sells its products to distributors and retailers. Many of the retailers that sell Electrolux’s products are part of retail chains. Many of these retail chains have been consolidating in recent years and an increasing number of Electrolux’s products, in particular products in the Consumer Durables business area, are being sold through very large retail chains. As a result, an increasing percentage of Electrolux’s sales in 2002 was attributable to its ten largest customers. The trend towards consolidation is particularly apparent in the market for major appliances in the United States, where the three largest retail chains account for more than 50% of the total sales of major appliances for all manufacturers. In Europe there is a similar trend towards consolidation of the retail chains, but the structure of Electrolux’s customer base varies from country to country. Electrolux works closely with its distributors to enhance production planning so as to be better aligned with targeted sales.

     In Sweden, there are approximately 100 Electrolux Home stores that market Electrolux’s products directly to consumers. Electrolux Home stores sell products in the Consumer Durables business area, primarily kitchen and home products. The Electrolux Home stores are owned and operated as franchises.

     Electrolux currently markets its products under a number of different brands. Electrolux has decided to reduce the number of brands in the Group and focus on “Electrolux” as a global brand across product categories. The aim is to have the Electrolux brand account for two-thirds of Electrolux’s sales in 2007. During 2002, all consumer operations began implementing plans for brand transition. Double-branding was initiated during 2002 in several countries, such as the United Kingdom and the United States. It is anticipated that building Electrolux as a global brand will increase the costs for marketing and advertising.

     The table below sets forth, for each business area, the principal product categories and the major brands and registered trademarks, and provides an indication of the market position of the relevant products. Information about market position is based on internal Group market share analysis.

Product Category	Major Brands / Trademarks	Market Position

Consumer Durables
White goods	Electrolux AEG Frigidaire Kelvinator Rex Zanussi	White goods Market leader in Europe

Vacuum cleaners	Electrolux Eureka	Floor-care products World leader, largest producer in Europe and one of the two largest in the United States

Garden equipment	Flymo Weed Eater	Consumer outdoor products The world’s largest producer of lawn mowers, garden tractors and other portable gasoline-driven garden equipment

Light-duty chainsaws	McCulloch Partner Poulan

Product Category	Major Brands / Trademarks	Market Position

Professional Indoor Products

Food-service equipment	Electrolux Molteni Zanussi Professional	Food-service equipment Market leader in Europe

Laundry equipment	Electrolux Wascator	Laundry equipment World leader in equipment for apartment-house laundry rooms, launderettes, hotels and institutions

Components	Electrolux	Components One of the world’s largest producers of compressors for refrigerators and freezers

Professional Outdoor Products

Chainsaws	Husqvarna	Professional Outdoor Products

Clearing saws	Jonsered	World’s largest producer of chainsaws

Trimmers

Turf-care equipment

Power cutters	Partner Industrial Products Target

Diamond tools	Diamant Boart Dimas	Diamond tools World leader in diamond tools and related equipment for the construction and stone industry

     Intellectual Property

     Electrolux has adopted a comprehensive approach with respect to its intellectual property and actively manages a range of patents, licenses, trademarks and copyrights in its intellectual property portfolio.

     Electrolux seeks to develop most of the technologies used in its products through its internal research and product development group. As a result, Electrolux’s intellectual property portfolio includes thousands of patents and patent applications covering a wide range of technologies. Electrolux undertakes its research and development activities in a number of locations around the world and typically applies for initial patent protection in the jurisdiction where a new technology was developed. Additional patent protection is then sought in jurisdictions where Electrolux expects to sell products incorporating the new technology or where Electrolux has active competitors (most often, the United States and Europe).

     Although Electrolux seeks to internally develop most of the technologies used in its products, Electrolux also maintains a limited portfolio of licensed technologies, many of which were acquired in connection with an acquisition of a business. Electrolux relies on technologies licensed from third parties only to a limited extent with respect to the products that it manufactures. Similarly, Electrolux does not extensively license its proprietary technology to third parties.

     Electrolux owns the rights to many well-recognized trademarks, including Electrolux, Frigidaire, Eureka, Zanussi and AEG. Electrolux has registered these and hundreds of other trademarks around the world. In May 2000, the Group acquired the right to the Electrolux brand and corporate name in Canada and the United States from Aerus LLC. Aerus LLC has retained the right to use the Electrolux brand on floor-care products in North America until December 1, 2003. For a discussion regarding certain of Electrolux’s trademarks, see “Item 4.B—Business Overview—Sales and Marketing”.

     Electrolux also protects its new and specific design developments by using the protections available in different jurisdictions around the world.

     Electrolux takes a pro-active approach towards preventing the infringement of any of its intellectual property.

     Environmental and Other Government Regulation

     Electrolux is subject to government regulation in Sweden and other countries in which it conducts its operations. The Group continuously monitors its compliance with applicable regulations and adjusts its operations and applies for necessary permits in accordance with local laws and regulations.

     Environmental Regulation

     In particular, Electrolux is subject to environmental laws and regulations that may affect its operations and facilities. Electrolux manufacturing operations comprise mainly assembly of components made by suppliers. Other processes include metalworking, molding of plastics, painting and enameling, and, to a limited extent, casting. Chemicals such as lubricants and cleaning fluids are used as process aids in the manufacturing process. Chemicals are also used in insulation materials, paint and enamel for the products. The production processes generate an environmental impact in the form of energy consumption, water and airborne emissions, solid waste, and noise.

     Electrolux exercises a high degree of caution in both production and product development. Environmental issues are integrated in the product development process and relevant personnel are offered environmental training. In connection with acquisitions of companies and plants, an assessment is made of potential environmental risks and the investment that might be required to adapt production. When necessary, an analysis is performed to determine possible contamination of soil and ground water. This assessment is integrated in the acquisition process and is performed according to standardized routines. This process is regulated by law in many regions, particularly in North America.

     Studies of the total effect of Electrolux’s products during their entire lifetimes, i.e., through production and use to disposal, demonstrate that the greatest environmental impact is generated when the products are used. Limits on energy consumption and energy labeling of products are core issues for Electrolux, as they are for the appliance industry as a whole. In Electrolux’s major markets in Europe and North America, energy labels are mandatory for many products. In addition, Electrolux and the other major manufacturers in Europe have committed to voluntary agreements on energy efficiency improvements for washing machines and dishwashers. The European Commission has endorsed these voluntary agreements. It is Electrolux’s policy to develop and actively promote increased sales of products with lower environmental impact and to comply with applicable environmental regulations.

     Electrolux operates 14 plants in Sweden, which account for approximately 7% of the total value of the Group’s production. Permits are required by Swedish authorities for eight of these plants, while six are required to submit notification. The permits relate to, among other things, thresholds or maximum permissible values for air and water-borne emissions and for noise. No significant non-compliance with Swedish environmental legislation was reported in 2002.

     Manufacturing units in other countries adjust their operations, apply for necessary permits and report to the authorities in accordance with local legislation. The Group follows a precautionary policy, both with reference to acquisitions of new plants and continuous operations. Potential non-compliance, disputes or items that pose a material financial risk are reported to the Group in accordance with the Group policy. These routines have disclosed no items of significance during the year 2002. Electrolux products are affected by legislation in various markets, which principally involve limits on energy consumption (white goods) and emissions (outdoor products powered by gasoline). Electrolux continuously monitors regulatory changes, and product development and manufacturing are adjusted well in advance to reflect these changes.

     Recent Developments

     In December 2002, the European Union adopted the WEEE (Waste Electrical and Electronic Equipment) Directive, introducing producer responsibility for the cost of recycling and disposal of electrical products. The new directive requires that each importer and manufacturer finance the recycling of the electrical products it will place on the market after August 13, 2005 (an individual responsibility). The directive also requires that the industry shall handle waste of products sold before August 13, 2005, on a collective basis. Member states must implement the WEEE Directive in domestic legislation before August 13, 2004 and replace or modify existing national recycling systems. Collection systems must be operational, and treatment and financing systems must be in place by August 13, 2005. Initial collection and treatment targets are to be attained by December 2006. The Group has actively advocated individual producer responsibility, as it will create conditions for fair competition and encourages producers to invest in environmental design.

     Recycling cost for Electrolux’s electrical products currently is in the range of 1 to 20 euro per appliance. The WEEE Directive will affect approximately 20 million of Electrolux’s products annually (based on 2001 production). It is not yet possible to accurately estimate the annual cost for Electrolux of the WEEE Directive. The cost for recycling of historical products (products put on the market before August 13, 2005) will be shared among manufacturers based on their present market shares. For future waste (products put on the market after August 13, 2005), the responsibility for recycling is individual for each manufacturer and Electrolux will have to establish financial guarantees for the costs of recycling, starting August 13, 2005.

     In December of 2002 the European Union also adopted the RoHS (Restriction of Hazardous Substances in Electrical and Electronic Equipment) Directive which will ban the placing on the market of products containing lead, mercury, cadmium, hexavalent chromium, and two types of brominated flame retardants (PBB and PBDE) in components or materials from July 1, 2006. Electrolux is currently conducting a program to identify all parts, components and materials containing these substances, and a complete phase out is scheduled for July 1, 2005.

     As of January 1, 2003, as part of new regulation of ozone-depleting substances in the United States, chemical producers are required by the U.S. Environmental Protection Agency to stop production of HCFC-141b. HCFC-141b is used as a foam-blowing agent for refrigerators and freezers. End-product manufacturers will be changing over to new chemicals in 2003. Electrolux expects to change over to HFC-245fa during 2003.

     ISO Certification

     Environmental management systems are gradually being implemented at the Group’s manufacturing facilities. The Group’s policy mandates that all manufacturing plants with at least 50 employees should be certified according to ISO 14001. During 2002, 13 plants were certified according to ISO 14001, and at year-end 2002 a total of 61 plants, representing 73% of the Group’s total factory floor area, were certified according to ISO 14001. In Europe, at year-end 2002, 47 plants were certified according to ISO 14001, corresponding to 81% of the total number of European manufacturing plants, and representing 90% of the Group’s European factory floor area.

C. ORGANIZATIONAL STRUCTURE

     AB Electrolux is a corporation organized under the laws of the Kingdom of Sweden and the parent company of the various subsidiaries that conduct their business on a worldwide basis.

     Please see Note 25 to the consolidated financial statements for a listing of Electrolux’s significant subsidiaries.

D. PROPERTY, PLANTS AND EQUIPMENT

     As of December 31, 2002, Electrolux occupied a total of 64 million square feet of property, of which 14 million were leased. Approximately 63% of the property portfolio is located in Europe.

     The manufacturing operations of Electrolux were carried out at 111 locations in 26 countries. The aggregate size of these factories, including warehouses and offices at the factory sites, was 44 million square feet. The factories are, with very few exceptions, owned by Electrolux. Most of the manufacturing facilities are located in Europe, while Electrolux’s four largest manufacturing facilities are located in the United States. In 2002, these four factories manufactured products representing 23% of the total value of Electrolux’s production. Electrolux operates 14 plants in Sweden, which account for approximately 7% of the total value of its production. In general, all Electrolux’s manufacturing facilities are well maintained, suitably equipped and in good operating condition. The facilities were adequate for production requirements during 2002 and Electrolux believes they will be adequate for the foreseeable future.

     In addition to manufacturing facilities, Electrolux uses 20 million square feet of administrative offices, warehouses, distribution facilities and sales branch offices. The majority of these buildings are leased. About 1 million square feet (of which approximately 10% were owned) were dedicated to division and country administrative headquarters.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GENERAL

     With net sales of SEK 133.2 billion in 2002, Electrolux is the world’s largest producer of appliances and equipment for kitchen, cleaning and outdoor use, with operations in more than 60 countries around the world. Electrolux sold more than 55 million products last year, including products such as refrigerators, cookers, washing machines, vacuum cleaners, chainsaws, lawnmowers and garden tractors. Electrolux’s products are targeted at both professionals and retail consumers.

     Electrolux operates in the following three business areas:

•	Consumer Durables, consisting of refrigerators, freezers, cookers, washing machines, dishwashers, room air-conditioners, microwave ovens, floor-care products, garden equipment and light-duty chainsaws;

•	Professional Indoor Products, consisting of food-service equipment, laundry equipment and components such as compressors; and

•	Professional Outdoor Products, consisting of high-performance chainsaws, clearing saws, turf-care equipment, power cutters, diamond tools and related equipment for cutting of materials such as cement and stone.

MARKET CONDITIONS

     Overall, there was a positive trend in demand during 2002 in most of the Group’s business areas in North America, Eastern Europe and Australia. Market conditions weakened in Western Europe, however. The following is a discussion of the general market conditions during 2002 in the markets in which Electrolux operates.

     Consumer Durables

     White Goods

     Industry shipments of core appliances in Europe increased in volume by almost 1% during 2002 as compared with 2001. This growth relates primarily to Russia, Turkey, Hungary and other parts of Eastern Europe. Shipments of white goods in Western Europe declined by almost 2%, decreasing by 3% in Germany and 1% in the United Kingdom. A total of 68.9 (68.4) million units of appliances (excluding microwave ovens and room-air conditioners) were estimated to have been shipped in the European market during 2002. Of these, a total of 53.4 (54.2) million units were estimated to have been shipped in Western Europe.

     In the United States, industry shipments of core appliances increased by almost 7% from 2001. Shipments of major appliances (i.e., inclusive of room air-conditioners and microwave ovens) rose by approximately 5%. The U.S. market for core appliances (exclusive of microwave ovens and room air-conditioners), which consists of industry shipments from domestic producers plus imports, amounted to 41.7 (39.1) million units in 2002.

     The market for appliances in Brazil showed overall improvement, but declined in the refrigerator and freezer product areas. The market for appliances in Australia increased in volume in 2002 compared with the previous year.

     Floor-Care and Consumer Outdoor Products

     Demand for floor-care products declined slightly in the United States for 2002. Demand for consumer outdoor products was largely unchanged in both Europe and the United States.

     Professional Products

     Professional Indoor Products

     Overall market demand for food-service equipment in Europe was lower in 2002 than in 2001. Market demand for laundry equipment declined in several European markets as well as in Japan. Demand for compressors in Europe was higher in 2002 than in the previous year.

     Professional Outdoor Products

     Demand for professional chainsaws declined, particularly in North America and Western Europe. Lower demand in the construction industry also negatively impacted the market for professional outdoor products.

SIGNIFICANT ACTIONS AND TRANSACTIONS AFFECTING RESULTS AND FINANCIAL CONDITION

     The following review of certain actions undertaken and transactions completed during the three year period 2000 through 2002 is significant for an understanding of the review of Electrolux’s results of operations and financial condition.

     Acquisitions

     Electrolux regularly engages in acquisitions as part of its overall growth strategy and has made in excess of 200 acquisitions during the last three decades. These acquisitions have enabled Electrolux to achieve strong market positions in Western Europe, North America and Australia. Political and economic developments in recent years in Eastern Europe, Asia and Latin America have created a potential for expansion in those growth markets where access to products that are manufactured locally and adapted to local requirements is vital, particularly for household appliances.

     The following acquisitions were effected during the last three years and are significant for an understanding of Electrolux’s results of operations and financial position during the period.

Acquisitions	Business Area (Product Line)	Date	Purchase Price

			(SEKm)
Diamant Boart	Professional Outdoor (Construction Products)	July. 1, 2002	1,700
Marazzini Ernesto S.p.A	Consumer Durables (Consumer Outdoor)	July 1, 2001	145
Email Ltd.	Consumer Durables (Floor-Care and Consumer Outdoor)	February 1, 2001	2,270
Electrolux brand in United States and Canada	n/a	June 1, 2000	450

     Diamant Boart International. As of July 1, 2002, the Group acquired Diamant Boart International, a world-leading manufacturer and distributor of diamond tools and related equipment for the construction and stone industry. The purchase price was SEK 1,700m on a debt-free basis. In 2001, Diamant Boart had sales of approximately SEK 2,500m (of which SEK 1,300m related to power-cutting and diamond tools) and approximately 2,000 employees. The financial results attributable to Diamant Boart’s operations from and after July 1, 2002 are included in Electrolux’s consolidated financial statements for 2002 with sales of SEK 1,184m.

     Marazzini Ernesto S.p.A. As of July 1, 2001, the Group acquired Marazzini Ernesto S.p.A. in Italy for a purchase price of 145m. Marazzini primarily manufactures lawn mowers and other outdoor products for the consumer market.

     Email Ltd. As of February 1, 2001, the Group acquired the household appliances division of Email Ltd in Australia. The purchase price was approximately SEK 2,270m. The purpose of the acquisition was to strengthen the Group’s market position in Oceania, which in 2000 accounted for less than 1% of total sales, with an operation comprising mainly floor-care products and outdoor products. Email also provides the Group with in-house production capacity in the region.

     Electrolux Brand. In June 2000, the Group acquired the right to the Electrolux brand and corporate name in Canada and the United States from Aerus LLC (formerly known as Electrolux LLC), an American company engaged in direct sales of floor-care products. The purchase price was approximately SEK 450m.

     Dispositions

     Electrolux disposes of companies and businesses in the ordinary course of business in an effort to focus on core operations and to maximize efficiencies and the overall profitability of the Group. Since 1997, 24 non-core operations have been divested representing total annual sales of almost SEK 30 billion and 25,000 employees. A number of recent dispositions were undertaken in connection with its restructuring efforts. During 2002, the Group divested businesses that had total sales of approximately SEK 3,880m and approximately 4,500 employees in 2001. The majority of these divested operations were part of the Group’s components operation. These divestments generated total capital gains of SEK 1,910m which are included in the consolidated financial statements for the year 2002.

     The following major dispositions were effected during the last three years and are significant for an understanding of Electrolux’s business, results of operations and financial position during the period.

				Approximate
				No. of
Divestments	Business Area (Product Line)	Date	External Sales[1]	Employees

			(SEKm)
Zanussi Metallurgica	Professional Indoor (Components)	July 1, 2002	600	640
European motor operation	Professional Indoor (Components)	April 1, 2002	950	1,950
Mexican compressor plant	Professional Indoor (Components)	April 1, 2002	180	240
European home comfort operation	Consumer Durables (Home Comfort)	January 1, 2002	850	280
Remainder of leisure	Consumer Durables (Leisure
appliance product line	Appliance)	January 1, 2002	1,300	1,400
FHP Elmotor	Professional Indoor (Components)	November 30, 2001	265	265
Electrolux Baking S.A.	Professional Indoor (Food-Service)	October 1, 2001	315	230
Major portion of leisure-appliances	Consumer Durables (Leisure
product line	Appliance)	July 31, 2001	4,200	2,200
Majority interests in Veneta Factoring S.p.A	Group Treasury	April 26, 2001	—	30
Refrigeration Equipment	Professional Indoor (Professional Refrigeration)	January 31, 2000	2,300	2,000

1.	Represents external sales of the divested operations for the full fiscal year preceding the year of divestiture.

     Zanussi Metallurgica. As of July 1, 2002, the Group divested the operations of Zanussi Metallurgica. Zanussi Metallurgica had 640 employees and manufactured components for the Professional Indoor Products business area. Zanussi Metallurgica had sales of approximately SEK 600m in 2001. The disposition generated a capital gain of approximately SEK 58m for the Group.

     European Motor Operations. As of April 1, 2002, the Group divested all of its European motor operations in the Consumer Durables business area. The European motor operation for consumer durables had sales of SEK 950m in 2001 and 1,950 employees. The disposition generated a capital loss of approximately SEK 21m for the Group.

     Mexican Compressor Plant. As of April 1, 2002 the Group divested its Mexican compressor plant which was providing components for the Professional Indoor Products business area. The plant generated sales of SEK 180m in 2001 and had 240 employees. The disposition generated a capital loss of approximately SEK 12m for the Group.

     European Home Comfort Operations. As of January 1, 2002 the Group divested its European home comfort operations (which formed part of the Consumer Durables business area). The European home comfort operations generated SEK 850m in sales in 2001 and had 280 employees. The disposition generated a capital gain of approximately SEK 85m for the Group.

     FHP Elmotor. As of November 30, 2001, the Group divested FHP Elmotor in Ankarsrum, Sweden. FHP Elmotor produced electric motors and was part of the components product line in the Professional Indoor Products business area. The company had sales in 2000 of approximately SEK 265m and approximately 265 employees. The divestment generated a capital loss of approximately SEK 50m, which was included in the Group’s charge for restructuring in the third quarter of 2001.

     Electrolux Baking S.A. As of October 1, 2001, the Group divested Electrolux Baking S.A. in France, which manufactured baking equipment for the professional market and was part of the food-service equipment product line in the Professional Indoor Products business area. This operation had sales in 2000 of SEK 315m, and approximately 230 employees. The divestment generated a capital loss of approximately SEK 100m, which is included in the Group’s charge for restructuring in the third quarter of 2001.

     Leisure Appliance Product Line. As of July 31, 2001, the Group divested the major part of its leisure-appliances product line which had sales in 2000 of approximately SEK 4,200m and approximately 2,200 employees. The disposition generated a capital gain in 2001 of approximately SEK 3,120m. The remaining part of the leisure-appliances product line, which had sales in 2001 of approximately SEK 1,300m and about 1,400 employees, was divested as of January 1, 2002. This disposition generated a capital gain of approximately SEK 1,800m, which was included in Electrolux’s consolidated financial statements for 2002.

     Veneta Factoring S.p.A. As of April 26, 2001, the Group sold 90% of its shareholdings in Veneta Factoring S.p.A., a wholly-owned Italian finance company. The sale of Veneta reduced the Group’s net borrowings by SEK 2,641m.

     Professional Refrigeration As of January 31, 2000, the Group divested its Professional Refrigeration Equipment product line, which was part of the Professional Indoor Products business area. The Professional Refrigeration product line had sales of approximately SEK 2,300m in 1999 and approximately 2,000 employees. This disposition generated a capital gain of approximately SEK 241m for the Group.

     Restructuring Programs

     Certain statements in this section, in particular in relation to the cost-savings that Electrolux expects to generate from its restructuring programs and other measures, are forward-looking statements and actual results may differ materially from those described below. See “Forward-Looking Statements” and “Item 3.D—Risk Factors—Electrolux may not be able to successfully implement planned cost-reduction measures and generate the expected cost-savings indicated herein.” The costs of the restructuring programs are included in “items affecting comparability” as set forth below.

     2002 Restructuring Program

     In December 2002, Electrolux announced a new restructuring program (the “2002 Restructuring Program”). The 2002 Restructuring Program focuses on improving under-performing operations, such as air-conditioners in the United States and appliances in China and India. The program is aimed at improving productivity and adjusting the cost structure, and includes the consolidation of production operations, rationalization of sales and marketing activities, asset write-downs and employee layoffs.

     A charge of SEK 1,338m was recorded against operating income during the fourth quarter of 2002 in respect of the 2002 Restructuring Program. Slightly more than half of the amount relates to items other than asset write-downs, mainly layoffs of 5,091 employees. Savings resulting from these measures are estimated by Electrolux to be SEK 283m in 2003, an additional SEK 97m in 2004 and a further SEK 9m in 2005, with the full effect of SEK 389m from the end of 2005 and each year thereafter.

     A discussion of how the 2002 Restructuring Program impacts each business segment is set forth below.

     Consumer Durables

     White Goods Operations in Europe. The Group recorded a charge of SEK 177m against operating income in 2002 in connection with restructuring efforts related to the European appliance operation. These restructuring efforts included the consolidation of product platforms and changes in the production structure to a few master plants and a number of smaller manufacturing units. Changes in production structure included transfer to Romania of parts of cooker production in Motala, Sweden, Forli, Italy, and Rothenburg, Germany. A part of the cooker hood production in Motala was also outsourced to third party manufacturers. Part of the refrigerator production in Fuenmayor, Spain, is expected to be transferred during 2003 to a refrigerator plant in Hungary. These restructuring efforts will involve layoffs of approximately 340 employees and are expected to generate savings of approximately SEK 40m in 2003, approximately SEK 86m in 2004 and approximately SEK 95m annually beginning as of year-end 2005.

     White Goods Operations in North America. A charge of SEK 396m was recorded against operating income in 2002 relating to the unprofitable room air-conditioner operations in the United States. Electrolux has also decided to close its air-conditioner manufacturing plant in New Jersey during 2003. The closure of the plant will involve layoffs of approximately 1,350 employees. Electrolux estimates cost-savings from this action to be approximately SEK 94m in 2003 and approximately the same amount on an annual basis thereafter.

     White Goods Operations in Latin America, Asia and Australia. A charge of SEK 613m was recorded against operating income in 2002 for restructuring relating mainly to the appliance operations in China and India. Approximately half of this amount relates to cash items, and the remainder to write-downs of assets. In China, changes include the rationalization of refrigerator production and sales and marketing activities. Changes in India relate to consolidation of the Group structure and include employee layoffs and write-downs of assets. Electrolux also divested a manufacturing plant for appliance components in Australia. These measures will involve total layoffs of approximately 2,665 employees, and are expected to generate cost-savings of approximately SEK 106m in 2003 and approximately SEK 141m annually thereafter beginning as of year-end 2005.

     Professional Indoor Products

     Components. A charge of SEK 152m was recorded against operating income in 2002 for restructuring of the Spanish and Indian compressor operations. This will involve layoffs of approximately 730 employees and Electrolux expects to generate cost-savings of approximately SEK 43m in 2003 and approximately SEK 58m annually beginning as of year-end 2005.

     2001 Restructuring Program

     The restructuring measures announced in the third and fourth quarters of 2001 (the “2001 Restructuring Program”) are proceeding according to plan. The 2001 Restructuring Program focuses on operations in components and white goods, and includes plant shutdowns and the rationalization of sales and administrative activities. Restructuring measures have resulted in layoffs of approximately 3,600 employees to date. Approximately 50% of the 2001 Restructuring Program (SEK 1,700m) related to write-downs of assets which were reflected in the consolidated financial statements for 2001.

     The total charge of approximately SEK 3,261m was recorded against operating income in 2001 with respect to the 2001 Restructuring Program. Of this amount, approximately SEK 2,595m had been utilized as of December 31, 2002. Savings resulting from the 2001 Restructuring Program amounted to approximately SEK 897m in 2002. Electrolux believes that aggregate cost savings in 2003 resulting from the 2001 Restructuring Program will be approximately SEK 1,295 m.

     A discussion of how the 2001 Restructuring Program has impacted and will continue to impact results of operations by business segment is set forth below.

     Consumer Durables

     White Goods Operations in Europe. A charge of SEK 997m was recorded against operating income in 2001 for restructuring within the European appliance operation. As of December 31, 2002, SEK 436m of this amount had been utilized and the employee headcount had been reduced by about 600 employees. Savings in 2003 resulting from the 2001 Restructuring Program are expected to amount to approximately SEK 573m. These restructuring efforts included the closure of one refrigerator manufacturing plant in Germany and a manufacturing plant for cookers in Norway during 2002. Electrolux also expects the closure of a manufacturing plant for hobs in Germany to occur in 2003.

     White Goods Operations in North America. A restructuring charge of SEK 114m was recorded in 2001 for the rationalization of sales and administrative activities, including layoffs of about 325 employees. These restructuring measures generated savings of approximately SEK 116m in 2002 and are expected to generate savings of approximately SEK 116m in 2003.

     White Goods Operations in Latin America, Asia and Australia. A restructuring charge of SEK 40m was recorded in 2001 for employee layoffs in Brazil and the relocation of one plant in India. These measures involved layoffs of approximately 740 employees. SEK 31m of the charge was utilized as of December 31, 2002. These measures generated savings of SEK 43m in 2002 and are expected to generate savings of approximately SEK 42m in 2003.

     Floor-Care Products. A restructuring charge of SEK 19m was made in 2001 for consolidation of production lines in the Group’s plant in Sweden, all of which had been utilized as of December 31, 2002. These measures generated savings of SEK 4m in 2002 and are expected to generate savings of approximately SEK 17m in 2003.

     Consumer Outdoor Products. A restructuring charge of SEK 157m was made in 2001, mainly for the consolidation of production and logistics in Europe. These measures involved personnel cutbacks of approximately 185 employees. As of December 31, 2002, 124m of this charge had been utilized. These measures generated savings of SEK 69m in 2002 and are expected to generate savings of approximately SEK 86m in 2003.

     Professional Indoor Products

     Food-Service Equipment. A restructuring charge of SEK 168m was made in 2001 for the restructuring of the Food-Service Equipment product line. Of this amount, approximately SEK 100m related to the capital loss incurred by the divestment of the baking equipment operation in France. Other changes included the closure of a plant in Germany as well as rationalization relating to implementation of a new business model. These measures involved layoffs of approximately 350 employees. SEK 167m of this charge had been utilized as of December 31, 2002. These measures generated savings of approximately SEK 84m in 2002 and are expected to generate savings of approximately SEK 89m in 2003.

     Components. In 2001, a charge of SEK 1,710m was recorded against operating income for the restructuring of the components product line in the Professional Indoor Products business area. Of this amount, approximately 80% related to write-downs of assets. As of December 31, 2002, SEK 1,668m of this charge had been utilized. These restructuring projects included the closure of a compressor plant in the United States, the divestment of a Mexican compressor plant, reduction of capacity in Italy and Spain, and the write-down of assets in joint ventures in Egypt and China. These restructuring projects resulted in a reduction in the workforce of approximately 1,150 employees and generated cost-savings of SEK 291m in 2002. The program is expected to generate savings of SEK 334m in 2003.

     Other. A total charge of SEK 56m was made for restructuring in other operations in 2001. During 2002, a total of SEK 41m of this reserve was utilized, and savings of SEK 33m were recorded. In 2003, savings are estimated to be SEK 38m.

     2000 Restructuring Program

     In 2000, Electrolux made a charge of SEK 883m in connection with restructuring efforts (the “2000 Restructuring Program”). These restructuring efforts related to structural changes and cost adjustments within the white goods and floor-care product lines. As of December 31, 2002, a total of SEK 679m of this charge had been utilized. The 2000 Restructuring Program generated cost-savings of SEK 639m in 2002. Although certain projects are still underway, most of the restructuring measures under the 2000 Restructuring Program had been implemented as of December 31, 2002.

     Other Factors Affecting Results

     Impairment of Assets

     Outside of the restructuring programs, write-downs of assets were made following impairment tests at year-end 2002 in the amount of SEK 1,006m. In accordance with Swedish GAAP, impairment tests are performed on a yearly basis for all long-lived assets, including goodwill, so that assets are valued at the lower of acquisition cost and current value (in the majority of cases measured on the basis of future expected cash flows). The write-downs in 2002 relate to the components product line, as well as certain assets in other under-performing operations. Affected assets included tangible fixed assets and intangible assets in the form of goodwill.

     Foreign Exchange Effects

     During 2002, changes in exchange rates had a net negative impact on operating income of approximately SEK –216m (641m), and on income after financial items of approximately SEK –100m (566m). Of the latter amount, approximately SEK –137m (479m) related to translation of income statements in subsidiaries, mainly due to the strengthening of the Swedish krona against the U.S. dollar.

     During 2001, changes in exchange rates had a net positive impact on income after financial items of approximately SEK 566m (375m). Of this, SEK 479m (190m) related to the translation of subsidiary income statements. These effects are primarily the result of the weakening of the Swedish krona against most currencies, and in particular the U.S. dollar and the British pound.

     Seasonality

     Demand for certain of Electrolux’s products is affected by seasonality. Generally, market demand in the outdoors products segment and for room air conditioners is lower during the winter season. As a result, Electrolux’s outdoor products and room air conditioners product line experience most of their sales volume and profitability in the first seven months of the year. On a year-to-year basis, market demand for lawn movers, trimmers and air conditioners is also affected by the weather. Electrolux expect this seasonality to continue in the future.

ITEMS AFFECTING COMPARABILITY

     In accordance with Swedish GAAP, companies are required to disclose information in their financial statements as to events and transactions with effects on income that are of significance when income from the period is compared with that of other periods. Electrolux reports these events and transactions on the line-item “Items affecting comparability” which appears separately on the face of the income statement and in the notes to the financial statements. Items affecting comparability amounted to SEK -434m before tax in 2002, SEK -141m in 2001, and SEK -448m in 2000. These numbers include the capital gains from divestitures of operations and costs relating to restructuring. Please refer to Note 5 to the consolidated financial statements for a description of the items.

A. OPERATING RESULTS

     The following table sets out selected income statement data for the years ended December 31, 2002, 2001 and 2000:

Consolidated Income Statement Data	2002	2001	2000

		(SEKm)
Net Sales	133,150	135,803	124,493
Operating Income	7,731	6,281	7,602
Income After Financial Items	7,545	5,215	6,530
Net Income	5,095	3,870	4,457

RESULTS OF OPERATIONS FOR 2002 AS COMPARED TO 2001

     Consolidated Results

     Consolidated Net Sales

     Net sales for Electrolux in 2002 amounted to SEK 133,150m, as compared to SEK 135,803m in 2001. This marginal decrease primarily reflects divestments of certain operations, including the remainder of the leisure appliance product line, the European home comfort operations, the European motor operations and Zanussi Metallurgica, which businesses generated aggregate sales of SEK 3,880m in 2001. Net sales were also negatively affected in 2002 by changes in foreign exchange rates. In terms of business areas, net sales for Consumer Durables increased by 2.3% to SEK 111,520m (108,990m). Aggregate net sales for Professional Products, however, declined by 19% to SEK 21,484m (26,525m) due to the aforementioned divestments, all of which were in the Professional Products business areas except for the European home comfort operations.

     Consolidated Operating Income

     The Group’s operating income for 2002 increased by 23% to SEK 7,731m (6,281m), which corresponds to 5.8% (4.6%) of net sales. The increase relates mainly to higher volumes and lower costs of materials, as well as savings from implemented restructuring measures. Operating income for Consumer Durables (excluding items affecting comparability) increased by 42% to SEK 6,587m (4,629m), while aggregate operating income for the Professional Products business areas (excluding items affecting comparability) declined by 5% to SEK 2,261m (2,383m) due principally to the divestitures discussed above. In 2001, operating income was negatively impacted by costs of approximately SEK 1,050m relating to the start-up and phase-in of a new generation of refrigerator products in the United States. Depreciation and amortization in 2002 amounted to SEK 3,854m (4,277m), of which SEK 230m (257m) related to goodwill.

     Income After Financial Items

     Income after financial items increased by 45% to SEK 7,545m (5,215m) representing 5.7% (3.8%) of net sales. Net financial items amounted to SEK –186m (–1,066m). The improvement in income after financial items is due mainly to lower interest rates and a significant reduction in net borrowings.

     Taxes

     Total taxes for 2002 amounted to SEK 2,459m (1,477m), corresponding to 32.6% (28.3%) of income after financial items. The effective tax rate (excluding items affecting comparability) in 2002 was 30.9%, as compared to 32.0% in 2001.

     Consolidated Results Excluding Items Affecting Comparability

     As discussed above, Swedish GAAP requires companies to disclose information in their financial statements as to events and transactions with effects on income that are of significance when income from the period is compared with that of other periods. Electrolux reports these events and transactions on the line-item “Items affecting comparability” which appears separately on the face of the income statement and in Note 5 to the consolidated financial statements set forth elsewhere herein. During 2002, items affecting comparability amounted to SEK –434m (–141m). Excluding items affecting comparability, operating income increased by 27% to SEK 8,165m (6,422m), representing 6.1% (4.7%) of net sales, income after financial items rose by 49% to SEK 7,979m (5,356m), corresponding to 6.0% (3.9%) of net sales, net income increased by 46% to SEK 5,521m (3,774m), and net income per share rose by 52% to SEK 16.90 (11.10). Also excluding such items affecting comparability, the effective tax rate was 30.9% (32.0%).

     Value Creation

     Value creation is measured on a consolidated basis as operating income (excluding items affecting comparability) less the weighted average cost of capital (“WACC”) on average net assets during the period (excluding items affecting comparability) or expressed as a formula: (Net sales – operating costs = operating income) – (WACC x Average net assets). As of 2002, the Group’s WACC was changed from 14% to 13% before tax, reflecting lower market interest rates. Net assets are total assets exclusive of liquid funds (short-term investments and cash and bank balances), interest-bearing financial receivables, as well as non-interest-bearing liabilities and provisions and excluding items affecting comparability.

     Value creation is presented herein because it is a measure which management uses to monitor Electrolux’s operations. Value creation is not a measure under Swedish GAAP or U.S. GAAP and may not be comparable to other similarly titled measures for other companies.

     Total value created in 2002 amounted to SEK 3,461m compared with SEK 262m in the previous year. The improvement refers mainly to an increase in operating margin (excluding items affecting comparability) to 6.1% (4.7%) as a result of higher sales volumes in Consumer Durables in the United States and Europe, restructuring measures and lower costs of materials. Value created also improved as a result of a decrease in average net assets (excluding items affecting comparability) to SEK 36,182m (44,002) mainly due to divestments and a reduction in fixed assets and working capital. Changes in exchange rates significantly reduced average net assets and also had a negative impact on operating income.

     Results of Operations by Business Area

     Electrolux operates in the following three business areas:

•	Consumer Durables, consisting of refrigerators, freezers, cookers, washing machines, dishwashers, room air-conditioners, microwave ovens, floor-care products, garden equipment and light-duty chainsaws;

•	Professional Indoor Products, consisting of food-service equipment, laundry equipment and components such as compressors; and

•	Professional Outdoor Products, consisting of high-performance chainsaws, clearing saws, turf-care equipment, power cutters, diamond tools and related equipment for cutting of materials such as cement and stone.

     The following tables set out certain information regarding Electrolux’s net sales and operating income by business area.

Net Sales by Business Area	2002		2001		2000

	SEKm	%[1]	SEKm	%[1]	SEKm	%[1]

Consumer Durables	111,520	83.7	108,990	80.3	98,488	79.1
Professional Indoor	10,887	8.2	17,073	12.6	17,561	14.1
Professional Outdoor	10,597	8.0	9,452	6.9	8,039	6.5
Other	146	0.1	288	0.2	405	0.3

Total Consolidated Net Sales	133,150	100.0	135,803	100.0	124,493	100.0

1.	As a percentage of total consolidated net sales.

Operating Income by Business Area
(Excluding Items Affecting Comparability)	2002		2001		2000

	SEKm	%[2]	SEKm	%[2]	SEKm	%[2]

Consumer Durables[1]	6,587	74.4	4,629	66.0	5,779	67.9
Professional Indoor [1]	753	8.5	1,070	15.3	1,577	18.5
Professional Outdoor [1]	1,508	17.1	1,313	18.7	1,153	13.6

Common Group costs, etc.	-683	—	-590	—	-459	—
Items affecting comparability	-434	—	-141	—	-448	—

Total Operating Income	7,731	—	6,281	—	7,602	—

1.	Operating income by business area is presented after excluding items affecting comparability because this is a measure which management uses to manage the operations of the Group. It is not, however, a measure under Swedish GAAP or U.S. GAAP. For more information on the use of non-GAAP measures and items affecting comparability, please see “Presentation of Information” and Note 5 to the consolidated financial statements.

2.	As a percentage of total operating income.

     The following discussion includes statements about operating income and operating margin with respect to the Consumer Durables and Professional Products business areas. Both operating income and operating margin for these business areas are presented excluding items affecting comparability. These financial measures are not measures under Swedish GAAP or U.S. GAAP. For more information on non-GAAP financial measures and items affecting comparability, see “Presentation of Information” and Note 5 to the consolidated financial statements.

     Consumer Durables

     The following table sets out certain information regarding Electrolux’s Consumer Durables business area by region.

Consumer Durables By Region	2002	2001	2000

	(SEKm, except percentage amounts and employee numbers)
Europe
Net sales	48,250	47,200	42,704
Operating income [1]	3,265	2,528	2,179
Operating margin [2]	6.8%	5.4%	5.1%
Net assets [3]	7,576	9,426	9,558
Return on net assets [4]	37.1%	23.3%	21.7%
Value Creation [5]	2,099	1,172	986
Capital expenditure	1,328	1,244	1,189
Average number of employees	30,837	31,462	32,558

North America
Net sales	48,450	46,814	46,581
Operating income [1]	3,271	1,814	3,577
Operating margin [2]	6.8%	3.9%	7.7%
Net assets [3]	12,874	14,330	13,983
Return on net assets [4]	21.8%	12.3%	24.2%
Value Creation [5]	1,170	-297	1,669
Capital expenditure	984	1,530	1,490
Average number of employees	18,318	16,704	18,095

Consumer Durables By Region	2002	2001	2000

	(SEKm, except percentage amounts and employee numbers)
Rest of the world
Net sales	14,820	14,976	9,203
Operating income [1]	51	287	23
Operating margin [2]	0.3%	1.9%	0.2%
Net assets [3]	3,913	6,754	3,903
Return on net assets [4]	0.3%	4.6%	0.6%
Value Creation [5]	-1,011	-1,023	-1,056
Capital expenditure	406	334	198
Average number of employees	17,518	18,866	12,735

1.	Excludes items affecting comparability.

2.	Defined as operating income excluding items affecting comparability expressed as a percentage of net sales.

3.	Defined as total assets exclusive of liquid funds, interest bearing financial receivables, as well as non-interest-bearing liabilities and excluding items affecting comparability.

4.	Defined as operating income as a percentage of average net assets, excluding items affecting comparability.

5.	Value creation is a non-GAAP financial measure calculated as operating income excluding items affecting comparability less the weighted average cost of capital (“WACC”) (an expected rate of return) on average net assets excluding items affecting comparability or expressed as a formula: (Net sales – operating costs = operating income) – (WACC x Average net assets). For a further discussion on value creation and the use thereof by Electrolux, see “—Value Creation” above.

     The Consumer Durables business area consists of the following product lines: white goods, floor-care products and consumer outdoor products.

Net Sales By Product Line	2002		2001		2000

	SEKm	%[1]	SEKm	%[1]	SEKm	%[1]

White goods including air conditioners	85,929	77.0	82,732	75.9	72,861	74.0
Floor-care products	9,160	8.2	9,562	8.8	8,633	8.8
Outdoor products	16,351	14.7	16,612	15.2	16,789	17.0
Other	80	0.1	84	0.1	205	0.2

Total	111,520	100.0	108,990	100.0	98,488	100.0

1.	As a percentage of net sales.

     Consumer White Goods

     Net sales of white goods in 2002 increased to SEK 85,929m (82,732m). Net sales of white goods in Europe and North America accounted for approximately 50% and 40%, respectively, of all net sales of white goods. The remainder relates mainly to Australia, Brazil and China. Overall, operating income for the appliance operation outside Europe and North America showed a marked downturn, particularly in the fourth quarter, and was negative for the full year.

     Operations in Europe

     Sales of appliances in Europe increased over 2001, particularly in Eastern Europe and with respect to key customer accounts. Electrolux strengthened its market share in both Western and Eastern Europe. Operating income showed a substantial improvement from 2001, with a higher margin. The improvement resulted principally from higher volumes, lower costs of materials, improved internal efficiencies as well as the effects of restructuring measures.

     Operations in the United States

     Sales of appliances in North America were substantially higher than in 2001, particularly for refrigerators and cooker products. Both operating income and margin increased in 2002, but from a relatively low level in 2001. Operating income for 2001 was negatively impacted by costs of approximately SEK 1,050m associated with the start-up and phase-in of a new generation of refrigerators. Sales of room air-conditioners were lower in 2002 than in the previous year. Operating income for the home-comfort product area declined in 2002 and was negative, principally reflecting decreasing sales as a result of weather conditions.

     Operations in Latin America, Asia and Australia

     Sales of appliances increased in local currency but declined following translation into SEK as a result of the strengthening of the Swedish krona. Operating income decreased and was negative, mainly due to higher costs for materials and lower exports to Argentina. Operating income for the fourth quarter showed a substantial improvement, however, and was positive.

     In China, sales of appliances showed good growth in 2002 compared with 2001. Operating income for the Chinese operation showed a marked decline and was negative as a result of downward pressure on prices, higher marketing costs and a less favorable product mix.

     In India, sales of appliances increased somewhat in local currency, but following translation into SEK operating income declined and was negative.

     The Australian operation, which was acquired at the beginning of 2001, showed positive trends in both sales and operating income, and an improved operating margin. Operating income was positively impacted by synergies from the integration of the Group’s supplier network as well as the implementation of Group processes in quality and other areas. During the second half of the year, a new line of built-in, European-style appliances was launched under the Electrolux brand.

     Floor-Care Products

     The European market showed a continued positive trend. Sales for the floor-care product line were lower than in the previous year. Operating income declined and operating margin was unchanged, mainly as a result of an unfavorable product mix and downward pressure on prices, particularly in the United States during the second half of 2002.

     Consumer Outdoor Products

     The European operation reported strong growth in sales. Operating income showed a marked upturn, although from a low level in 2001. Net sales in North America increased in local currency, but were largely unchanged after translation into SEK. Operating income and margin for the North America operation improved over the previous year.

     Professional Products

     Professional Products consist of the Professional Indoor Products business area and the Professional Outdoor Products business area.

Professional Products	2002	2001	2000

	(SEKm, except percentage amounts and employee numbers)
Indoor Products
Net Sales	10,887	17,073	17,561
Operating income [1]	753	1,070	1,577
Operating margin [2]	6.9%	6.3%	9.0%
Net assets [3]	1,621	4,769	7,196
Return on net assets [4]	22.0%	15.7%	23.7%
Value Creation [5]	291	250	713
Capital expenditure	295	657	955
Average number of employees	7,995	14,429	18,186

Professional Products	2002	2001	2000

	(SEKm, except percentage amounts and employee numbers)
Outdoor Products
Net Sales	10,597	9,452	8,039
Operating income [1]	1,508	1,313	1,153
Operating margin [2]	14.2%	13.9%	14.3
Net assets [3]	3,866	2,901	2,948
Return on net assets [4]	46.9%	39.5%	34.8
Value Creation [5]	1,090	914	756
Capital expenditure	229	213	171
Average number of employees	5,945	4,201	3,930

1.	Excludes items affecting comparability.

2.	Defined as operating income excluding items affecting comparability expressed as a percentage of net sales.

3.	Defined as total assets exclusive of liquid funds, interest bearing financial receivables, as well as non-interest-bearing liabilities and excluding items affecting comparability.

4.	Defined as operating income as a percentage of average net assets, excluding items affecting comparability.

5.	Value creation is a non-GAAP measures calculated as operating income excluding items affecting comparability less the weighted average cost of capital (“WACC”) (an expected rate of return) on average net assets excluding items affecting comparability or expressed as a formula: (Net sales – operating costs = operating income) – (WACC x Average net assets). For a further discussion on value creation and the use thereof by Electrolux, see “—Value Creation” above.

Net Sales by Product Line	2002		2001		2000

	SEKm	%[1]	SEKm	%[1]	SEKm	%[1]

Food-service equipment	4,847	44.5	5,324	31.2	4,942	28,1
Laundry equipment	2,329	21.4	2,407	14.1	2,183	12.4
Components	3,680	33.8	5,075	29.7	5,085	29.0
Divested operations[2]	31	0.3	4.267	25.0	5,350	30.5
Total Indoor Products	10,887	100.0	17,073	100.0	17,561	100.0

Total Outdoor Products	10,597	100.0	9,452	100.0	8,039	100.0

Total Professional Products	21,484	100.0	26,525	100.0	25,600	100.0

1.	As a percentage of net sales.

2.	Mainly leisure appliances, cleaning equipment, vending machines and refrigeration equipment.

     Professional Indoor Products

     Professional Indoor Products consists of three product lines: food-service equipment, laundry equipment and components such as compressors.

     Food-Service Equipment

     Group sales declined in 2002 mainly due to divestments and reduced market demand. Operating income and operating margin improved as a result of structural changes and intensified product development which resulted in a more favorable product mix.

     Laundry Equipment

     Group sales of laundry equipment declined in 2002 due to weaker demand in several European markets, as well as in Japan. Operating income and operating margin improved as a result of higher productivity and the launch of new dryers in North America.

               Components

          Demand for compressors in Europe was higher in 2002 than in 2001. Group sales increased for comparable units. Operating income showed a marked improvement in 2002, but from a low level in 2001, and a slight profit was achieved for the year as a whole. The improvement is a result of restructuring measures and the introduction of a new compressor model.

          During 2002, the Group divested Zanussi Metallurgica, its European motor operation and its Mexican compressor plant. These operations had aggregate annual sales of approximately SEK 1,730m. For a discussion of these dispositions, see “Item 5—Factors Affecting Results—Dispositions”.

          Professional Outdoor Products

          Demand for professional chainsaws declined in 2002, particularly in North America and Western Europe. Sales of chainsaws increased in volume, mainly on the basis of new distribution channels in North America. Sales of professional lawn and garden products showed good growth, also as a result of new distribution channels. Sales of diamond tools for comparable units declined, however, due to lower demand in the construction industry. The integration of the newly acquired Diamant Boart operation proceeded according to plan.

          Overall, sales for Professional Outdoor Products were higher than in 2001, mainly as a result of the acquisition of Diamant Boart. Operating income and operating margin improved, even excluding the acquired operations. For a discussion of the Diamant Boart acquisition, see “Item 5—Factors Affecting Results—Acquisitions”.

RESULTS OF OPERATIONS 2001 AS COMPARED TO 2000

          Consolidated Results

          Consolidated Net Sales

          Net sales for Electrolux in 2001 increased to SEK 135,803m as compared to SEK 124,493m in 2000. Of total net sales, 97% (96%) or SEK 131,285m, (120,029m) related to sales outside Sweden. The United States was the largest single market during 2001, accounting for approximately 35% of total sales, followed by Germany, the United Kingdom, Italy, France and Australia. The European Union accounted for approximately 39% of sales and approximately 45% of Group employees. Of the 9.1% increase in net sales, acquisitions and divestments accounted for an increase of 2.4%, changes in exchange rates for an increase of 9.1%, and volume, prices and product mix combined resulted in a decrease of 2.4%.

          Consolidated Operating Income

          The Group’s operating income for 2001 decreased by 17.4% to SEK 6,281m (7,602m), corresponding to 4.6% (6.1%) of net sales. Income after financial items decreased by 20.1% in 2001 to SEK 5,215m (6,530m), corresponding to 3.8% (5.2%) of net sales. Net income decreased by 13.2% in 2001 to SEK 3,870m (4,457m), corresponding to SEK 11.35 (12.40) per share.

          Financial Items

          Both the U.S. Federal Reserve and European central banks lowered their lending rates during 2001 in order to stimulate economic development. This resulted in decreasing short and long-term interest rates.

          Net financial items in 2001 amounted to SEK -1,066m (–1,072m), which corresponds to -0.8% (-0.9%) of sales. The financial net was positively impacted by lower interest rates, while interest payments in foreign currency had a negative effect.

          Taxes

          Total taxes for 2001 amounted to SEK 1,477m (2,121m), which correspond to 28.3% (32.5%) of income after financial items. The effective tax rate (excluding items affecting comparability) was 32.0% (32.4%).

           Due to uncertain economic conditions, primarily in Brazil, the valuation allowance for prior year’s foreign net operating losses was increased. Also, changed circumstances primarily in certain European companies caused Electrolux to change its judgment as to the realizability of previously unrecognized deferred tax assets.

          Consolidated Results Excluding Items Affecting Comparability

          As discussed above, Swedish GAAP requires companies to disclose information in their financial statements as to events and transactions with effects on income that are of significance when income from the period is compared with that of other periods. Electrolux reports these events and transactions on the line-item “Items affecting comparability” which appears separately on the face of the income statement and in the notes to the financial statements. During 2002, items affecting comparability amounted to SEK -141m before tax (-448m). Operating income (excluding items affecting comparability) decreased by 20.2% to SEK 6,422m (8,050m), corresponding to 4.7% (6.5%) of net sales. Income after financial items (excluding items affecting comparability) decreased by 23.2% to SEK 5,356m (6,978m), corresponding to 3.9% (5.6%) of net sales. Net income (excluding items affecting comparability) decreased by 20.7% to SEK 3,774m (4,762m), and net income per share (excluding items affecting comparability ) decreased by 16.2% to SEK 11.10 (13.25).

          Value Creation

          Value creation in 2001 amounted to SEK 262m compared with SEK 2,423m in the previous year. The decrease is primarily a result of a decline in operating margin (excluding items affecting comparability) to 4.7% (6.5%). The impact of the decline in operating margin was to some extent offset by the growth in sales. The capital turnover rate (i.e., net sales divided by average net assets) remained at 3.1 (3.1).

          Results of Operations by Business Area

          Demand weakened during 2001 in most of the Group’s business areas in both Europe and North America. Market conditions in Asia improved over 2000, with the exception of India. Demand in Latin America improved in the first half of the year, but declined in the last two quarters.

          Group operating income was negatively affected by severe price competition and negative trends with respect to product mix within several operations. Costs for material and half-finished goods were lower in 2001 than 2000.

          Of the Group’s business areas, Consumer Durables achieved higher sales in 2001, mainly as a result of the acquisition of the Australian appliance operation at the beginning of the year, and changes in exchange rates. Operating income and margin declined in 2001 compared to 2000.

          Professional Products reported higher aggregate net sales in 2001, largely as a result of currency effects. Operating income and margin declined in 2001 for Professional Indoor Products, while Professional Outdoor Products achieved continued good growth in both income and margin.

          The following discussion includes statements about operating income and operating margin with respect to the Consumer Durables and Professional Products business areas. Both operating income and operating margin for these business areas are presented excluding items affecting comparability. This information is presented solely to enhance the understanding of Electrolux’s results and are not measures under Swedish GAAP or U.S. GAAP. For more information on non-GAAP financial measures and items affecting comparability, see “Presentation of Information” and Note 5 to the consolidated financial statements.

          Consumer Durables

          White Goods

          Sales of white goods in 2001 rose to SEK 82,732m (72,861m). In 2001, the European operation accounted for almost 50% of sales, and North America for about 35%. The remainder related mainly to Australia, Brazil and China, as well as India and other Southeast Asian countries. Operating income (excluding items affecting comparability) declined considerably in 2001 from 2000, primarily as a result of a marked decrease in income in North America.

               Operations in Europe

          Sales of appliances in Europe through Electrolux Home Products were higher in 2001 than in 2000, particularly in Eastern Europe. Electrolux strengthened its European market share in appliances in 2001. Operating income rose in 2001 as a result of higher volumes as well as improved productivity and cost reductions. Trends for price and mix in terms of both products and markets remained negative in 2001.

          In order to accelerate implementation of the Group’s brand policy, which involves concentrating on fewer brands, the brand organization within Electrolux Home Products in Europe is being centralized at the headquarters in Brussels.

          In order to reduce complexity with regard to both products and production, approximately SEK 728m will be invested in new product platforms over the next few years. This will contribute to a faster rate of product launches and is expected to enable continued consolidation of manufacturing to a few master plants with R&D and administrative functions, and to a number of smaller manufacturing units.

          These actions, which involve layoffs of approximately 1,400 employees, generated savings of approximately SEK 127m in 2002 and are expected to generate savings of approximately SEK 320m in 2003.

               Operations in the United States

          Sales of appliances through Electrolux Home Products in the United States decreased, primarily due to lower volumes for refrigerators. Destocking at the retail level, particularly during the first half of the year, also had a negative impact on sales in 2001. Operating income showed a marked decline in 2001 as a result of lower volumes and substantial costs related to the phase-in of a new generation of refrigerators. Total costs for delivery failures, additional personnel and overtime had a total negative effect on income of approximately SEK 1,050m.

               Operations in Latin America, Asia and Australia

          Sales for the Group’s Brazilian appliance operation were largely unchanged in 2001. Operating income improved considerably as a result of new products and greater internal efficiency, but remained negative.

          The Group achieved good growth in volume in China and the ASEAN countries. Demand in India decreased, and Group sales were lower than in 2000. Operating income for the Indian operation showed a marked decline in 2001.

          Overall, sales and operating income for white goods outside Europe and North America increased considerably in 2001 as a result of the consolidation of the Australian operation that was acquired at the start of the year.

          Floor-Care Products

          Sales for the Group’s floor-care product line were higher than in 2000, as a result of greater volumes in both the United States and Europe. Operating income was largely unchanged, but the operating margin declined due to a less favorable product mix.

          Consumer Outdoor Products

          Group sales in Europe declined and operating income showed a marked downturn. Lower sales were also reported for the U.S. operation, and both operating income and margin declined, although from a high level in the previous year.

          Professional Products

          Professional Indoor Products

               Food-Service Equipment

          Group sales in this product area increased over the previous year, primarily in the Nordic countries and the United States. Operating income improved, mainly on the basis of lower costs for selling and administration resulting from structural adjustments. Comprehensive development projects for upgrading the product range were initiated during the year.

          Laundry Equipment

          Demand for laundry equipment rose in both Europe and the United States, and the Group achieved good growth in sales. Operating income and margin improved substantially over the previous year, particularly in the second half. The launch of a new product range in the second half of 2000 as well as the launch of new dryers in the United States contributed to the improved performance.

          Components

          Sales for the components product line were lower than last year. Operating income showed a marked decline and was negative for the full year due to lower volumes, downward pressure on prices, higher material costs and costs related to inventory adjustments.

          Professional Outdoor Products

          Demand for professional chainsaws declined in Europe and North America for the year as a whole, but rose in Latin America and the Asian-Pacific region. In the fourth quarter, demand increased in all markets except Latin America. Total Group sales of professional chainsaws were lower in 2001 than in 2000.

          Good growth in sales was reported for professional garden equipment and power cutters. Higher sales were also reported for diamond tools, although mainly as a result of acquisitions.

          Overall, sales for Professional Outdoor Products showed continued good growth, and operating income improved. Operating margin declined somewhat from the previous year, however, as a result of lower volumes for chainsaws.

B.      LIQUIDITY AND CAPITAL RESOURCES

          The Group’s primary source of liquidity is its operating cash flows. Electrolux also utilizes long-term and short-term borrowings as a source of liquidity. The Group’s liquidity and capital resources are managed by the Group’s treasury operations in accordance with Electrolux’s internal financing policy. For additional discussion regarding liquidity and capital resources, please see “Item 11—Financing Risk.”

          Liquidity

          Electrolux’s goal is that liquid funds should correspond to at least 2.5% of annualized net sales. The Group also aims to maintain the net liquidity level at approximately zero, taking into account fluctuations arising from acquisitions, divestments and seasonal variations. Net liquidity is defined as liquid funds less short-term borrowings. As shown in the table below, liquid funds as a percentage of net sales considerably exceeded the Group’s minimum criterion in recent years, primarily due to strong operating cash flow.

Liquidity Profile	December 31, 2002	December 31, 2001	December 31, 2000

		(SEKm)
Liquid funds	14,300	12,374	8,422
% of net sales	11.8	9.8	6.6
Net liquidity	12,682	7,118	-427
Fixed-interest term, days	48	32	58
Unutilized credit facilities	31,750	23,756	23,270

          Cash Flow From Operations

          Operating cash flow in 2002 increased to SEK 7,665m (5,834m). Total cash flow from operations after investments and divestments decreased to 9,894m (10,695m). The increase in operating cash flow is mainly due to higher income and a decrease in working capital. The decline in working capital relates largely to increased operating liabilities. Cash flow was negatively impacted by the final payment of USD 94m related to the PBGC Pension Settlement. For a discussion of the PBGC Pension Settlement, see “Item 8—Legal Proceedings”.

Cash flow	2002	2001	2000

		(SEKm)
Cash flow from operations excluding change in operating assets and liabilities	9,100	5,848	8,639
Change in operating assets and liabilities	1,805	3,634	-2,540
Capital expenditures	-3,335	-4,195	-4,423
Other	95	547	876

Operating cash flow	7,665	5,834	2,552
Net proceeds from divestment and acquisition of operations	2,229	4,861	630
Investment in trademark	—	—	-450

Total cash flow from operations and investments	9,894	10,695	2,732

     Borrowings

     At year-end 2002, the Group’s interest-bearing borrowings including interest-bearing pension liabilities, amounted to SEK 15,698m (23,183), of which SEK 13,759m (17,658) related to long-term loans with average maturities of 3.3 years (3.6).

Net Borrowings	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000

		(SEKm)
Interest-bearing liabilities	15,698	23,183	25,398
Liquid funds	-14,300	-12,374	-8,422

Net borrowings	1,398	10,809	16,976

          During 2002, no additional liabilities for long-term borrowings were incurred. A total of SEK 3,980m in long-term borrowings was amortized. Short-term borrowings also decreased in 2002 as a result of the reduced need for borrowing.

          A significant portion of outstanding long-term borrowings has been made under Electrolux’s Euro medium term note program. The program, which allows for borrowings of up to EUR 2,000m in the aggregate, as of December 31, 2002 had unutilized capacity of approximately EUR 1,320m. The table below shows the borrowings under the Euro medium term note program as of such date:

Principal amount	Interest rate	Maturity

EUR 300m	6.125%	2005
EUR 300m	6.0%	2008
NOK 400m	Floating	2008
USD 25m	Floating	2005

          In addition, other long-term borrowings have been made in an aggregate principal amount of approximately SEK 7,580m. These borrowings consist of numerous smaller facilities, ranging from SEK 125,000 to SEK 1,390m, incurred both at the parent and subsidiary level. The majority of total long-term borrowings, SEK 10,338m, have been made in Sweden at the parent level.

          Electrolux has an investment grade rating from the three leading international rating institutions, Moody’s, Fitch and Standard & Poor’s. All three institutions kept their long-term rating unchanged during 2002. However, Fitch improved the long-term outlook to stable and Moody’s and Standard and Poor’s kept their outlook at stable and positive, respectively. Standard and Poor’s changed the outlook to stable on March 20, 2003. As of such date, the ratings were as follows:

Short-term debt
Rating Agency	Long-term debt	Outlook	Short-term debt	Sweden (only)

Fitch	BBB+	Stable	F-2
Moody’s	Baa1	Stable	P-2
Standard & Poor’s	BBB+	Stable	A-2	K-1

          Electrolux does not currently maintain any committed credit facilities for short-term borrowings, other than for the European commercial paper program in an amount of EUR 150m. Electrolux expects to meet any future requirements for short-term borrowings through uncommitted capital market programs such as commercial paper programs and bilateral bank facilities.

          Contractual Obligations and other Commercial Commitments

          Future obligations and commitments to make future payments under contracts are as follows:

Future payment obligations	Total	2003	2004-2007	2008-

		(SEKm)
Long-Term Debt	13,759	908	8,888	3,963
Capital Lease Obligations	131	46	85	—
Operating Leases	4,420	1,641	2,014	765

Total	18,310	2,595	10,987	4,728

     Other commercial commitments as at December 31, 2002 include guarantees and other commitments, as disclosed in Note 22 of the consolidated financial statements, in the amount of SEK 666m. Guarantees for fulfillment of contractual undertakings are provided in the ordinary course of business. Commitments for the purchase of goods and services do not exceed the projected requirements of use in the normal course of business.

          Off-Balance Sheet Arrangements

          Electrolux is party to only a limited amount of off-balance sheet arrangements. As of December 31, 2002, the aggregate amount of Electrolux’s off-balance sheet arrangements was approximately SEK 858m. The principal component of these arrangements are guarantees in the amount of SEK 666m issued on behalf of third parties, and receivables sold with recourse and discounted trade notes with recourse, in an aggregate amount of SEK 192m. These off-balance sheet arrangements do not, and are not reasonably likely to have, a current or future effect on Electrolux’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to Electrolux’s shareholders.

          Capital Expenditures

          Capital expenditures in tangible fixed assets in 2002 amounted to SEK 3,335m, as compared to SEK 4,195m in 2001 and SEK 4,423m in 2000. Capital expenditure corresponded to 2.5%, 3.1% and 3.6%, respectively, of net sales during each of these periods. The decline in capital expenditure for 2002 primarily reflects the completion of several large projects in North America during 2001, including a new generation of refrigerators and a new line of cookers, that were completed during 2001. During 2002, capital expenditure in Sweden amounted to SEK 295m, compared to SEK 282m in 2001 and SEK 470m in 2000.

          Approximately 40% of total capital expenditure during 2002 related to new products. Major projects included the development of platforms and new products within the cooking, refrigeration, dishwasher and tumble dryer product areas in Europe.

          Approximately 25% of total 2002 capital expenditure was attributable to rationalization and replacement of existing production equipment. Approximately 5% of total capital expenditure relates to the expansion of capacity within the appliance operation in Eastern Europe, as well as within consumer outdoor products in North America and within Professional Outdoor Products. Investments in IT accounted for approximately 5% of total capital expenditure and investments in fire protection measures almost 3% of total capital expenditure.

Capital Expenditures by Business Area	2002		2001		2000

	SEKm	%[1]	SEKm	%[1]	SEKm	%[1]

Consumer Durables
Europe	1,328	2.8	1,244	2.6	1,189	2.8
North America	984	2.0	1,530	3.3	1,490	3.2
Rest of the World	406	2.7	334	2.2	198	2.2
Professional Indoor	295	2.7	657	3.8	955	5.4
Professional Outdoor	229	2.2	213	2.3	171	2.1
Other	93	—	217	—	420	—

Total	3,335	2.5	4,195	3.1	4.423	3.6

1.	As a percentage of net sales.

          As of December 31, 2002, Electrolux had no material commitments for capital expenditures.

C.      RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC

          Research and Development

          Electrolux believes that product renewal and innovation are key drivers in achieving growth and higher profit margins. During 2002, research and development costs amounted to SEK 1,797m (1,793m in 2001 and 1,311m in 2000), including the capitalization of SEK 176m of research and development expense. This corresponds to 1.3% of net sales for 2002 (1.3% in 2001 and 1.1% in 2000).

          Historically, Electrolux has spent less on research and development as a percentage of net sales than its competitors. Due to Electrolux’s size, however, this difference has been relatively small in absolute terms. Electrolux expects that the level of research and development spending as a percentage of net sales will gradually increase in the future. Even at current spending levels, however, Electrolux believes that its research and development activities would have a greater impact in the future due to the reduction in the number of its product platforms and brands.

          A new Swedish accounting standard, RR15 Intangible Assets, came into effect as of January 1, 2002. According to this standard, costs for development of products and software are required to be capitalized if certain conditions are met. Development costs of SEK 188m relating to projects initiated during 2002 have been capitalized, net of amortization. Capitalization of development costs has been made only for projects with a high level of certainty regarding future economic benefits and useful life. Income for the previous year has not been adjusted.

D.      TREND INFORMATION

          The following is a discussion of trends in Electrolux’s business and the markets in which it operates. For further discussion of trends affecting Electrolux’s business, please see “Item 5—Operating and Financial Review and Prospects” and “Item 3.D—Risk Factors”.

          Market Conditions

          There was a positive trend in demand in most of the Group’s product areas in North America, Eastern Europe and Australia during 2002 and the first quarter of 2003, with increased volumes recorded across most product areas, in particular consumer durables. Market conditions in Western Europe weakened in 2002, but have shown signs of improvement in the first quarter of 2003. There is considerable uncertainty regarding market conditions for the rest of 2003. At present, Electrolux expects overall demand for its products to be mostly flat during 2003 in both Europe and the United States. Electrolux is also experiencing price pressure across product areas and geographic regions, in particular for small appliances and floor-care products. Notwithstanding these price pressures, Electrolux has been gaining market share in most product areas in its major markets, Europe and the United States, with the exception of professional indoor products and professional outdoor products for the construction and stone industry.

          Reducing Costs

          In the current market environment, characterized by price pressure on virtually all products, Electrolux is required to continuously consider new ways to reduce costs.

          Sourcing

          As other manufacturers, Electrolux is focusing more on outsourcing of manufacturing and production activities to sub-contractors in lower-cost countries such as Mexico, China and parts of Eastern Europe. Sourcing arrangements are especially important in the market for small appliances and floor-care products that are easy to ship from a low-cost producer to the markets in Europe and the United States. The trend is less apparent in the market for professional products where customers are willing to pay a premium for quality products and where brand-identity is more important.

          Production Efficiencies

          In order to make production more efficient, Electrolux will continue to reduce the number of its product platforms. Electrolux expects that the number of its product platforms in the European production of appliances will be more than halved in the next few years. This will reduce the number of product variants and make production less complex. Fewer platforms also mean less committed capital, lower R&D costs and shorter time to market for new products. It will also facilitate sourcing arrangements.

          Electrolux is also implementing changes to its manufacturing network, particularly in Europe. Manufacturing will be concentrated in a few master plants and a number of smaller manufacturing units, thereby reducing the complexity of Electrolux’s manufacturing organization.

CRITICAL ACCOUNTING POLICIES

          The discussion and analysis of our results of operations and financial condition are based on our consolidated financial statements which have been prepared in accordance with Swedish GAAP. The preparation of these financial statements requires management to apply certain accounting methods and policies that may be based on difficult, complex or subjective judgments by management or on estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The application of these estimates and assumptions affects the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of net sales and expenses during the reporting period. Actual results may differ from these estimates under different assumptions or conditions. We have summarized below our accounting policies that require more subjective judgment of our management in making assumptions or estimates regarding the effects of matters that are inherently uncertain.

          Asset Impairment

          All long-lived assets, including goodwill, are evaluated for impairment yearly or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Different methods have been used for this evaluation, depending on the availability of information. When available, market value has been used and impairment charges have been recorded when this information indicated that the carrying amount of an asset was not recoverable. In the majority of cases, however, market value has not been available, and the fair value has been estimated by using the discounted cash flow method based on expected future results. Significant differences in the estimation of expected future results and the discount rates used could have resulted in different asset valuations.

          Long-lived assets, including goodwill, are depreciated on a straight-line basis over their estimated useful lives. Useful lives for tangible fixed assets are estimated between 10-40 years for buildings, 3-15 years for machinery and technical installations and 3-10 year for other equipment. Useful life for goodwill is generally 10-20 years except for strategic acquisitions that can be 20-40 years. Electrolux applies an amortization period of 40 years for the strategic acquisitions of Zanussi, White Consolidated Industries, American Yard Products and Email as well as for the Electrolux brand in North America acquired in May 2000. Management regularly reassesses the useful life of all significant assets.

          Deferred Taxes

          In the preparation of the financial statements, Electrolux estimates the income taxes in each of the taxing jurisdictions in which the Group operates as well as any deferred taxes based on temporary differences. Deferred tax assets relating mainly to tax loss carry-forwards and temporary differences are recognized in those cases when future taxable income is expected to permit the recovery of those tax assets. Changes in assumptions in the projection of future taxable income could result in significant differences in the valuation of deferred taxes.

          Current Receivables

          Receivables are reported net of allowances for doubtful accounts. A reserve for doubtful accounts is calculated based on an aging of the receivables and historical losses. For receivables that are over 6 months past due the reserve is set to 50% of their value, and reserve for receivables that are over 12 months past due is set to 100%. Additionally, when circumstances indicate that there is risk that a customer will not be able to meet its financial obligations, receivables are written down to the amount that is expected to be collected. Changes in circumstances such as higher than expected defaults or changes in the financial situation of a significant customer could lead to significantly different valuations.

          Pensions and Other Provisions

          Pensions

          Electrolux sponsors defined benefit pension plans for some of its employees in certain countries. The consolidated accounts pension costs and liabilities are calculated according to local rules. The largest defined benefit pension plans correspond to the U.S. operations and are calculated and accounted according to U.S. GAAP. The pension calculations are based on assumptions about expected return on assets, discount rate and future salary increases. Changes in assumptions at the beginning of the year affect directly the service cost while changes during the year are amortized over the expected average remaining working life of the employees. Expected return on assets used in 2002 was 9.5% based on historical results. A reduction by 1% would have increased net annual cost by approximately SEK 100m. The discount rate used was 6.75%. A decrease of such rate by 1% would have increased net annual cost by approximately SEK 20m.

          Restructuring Provisions

          Restructuring charges include required write-downs of assets and other non-cash items, as well as estimated costs for personnel reductions. The charges are calculated based on detailed plans for activities that are expected to improve the Group’s cost structure and productivity. The restructuring activities are planned based on certain expectations about future capacity needs and different expectations, would have resulted in materially different charges.

          Warranties

          As it is customary in Electrolux’s industry, many of the products sold are covered by an original warranty which is included in the price and which extends for a predetermined period of time. Reserves for this original warranty are estimated based on historical data regarding service rates, cost of repairs etc. Additional reserves are created to cover goodwill warranty and extended warranty. While changes in these assumptions would result in different valuations, such changes are unlikely to have a material impact on the Group’s results or financial situation.

          Accrued Expenses – Employee Options

          Electrolux records a provision for the expected employer contributions arising when the employees exercise their options. Employer contributions are paid based on the benefit obtained by the employee when exercising the options. The establishment of the provision requires the estimation of the expected future benefit to the employees. Electrolux bases these calculations on a valuation of the options using the Black & Scholes model, which requires a number of estimates that are inherently uncertain.

          U.S. GAAP Reconciliation

          The above description of critical accounting policies applies also for the U.S. GAAP information included in Note 26 to the consolidated financial statements, with the following exceptions:

          Long-lived Assets

          For U.S. GAAP reconciliation purposes, acquisition goodwill is not amortized but is tested for impairment. The impairment test is based on expected future results. Expected future results are based on management’s best estimates but are inherently uncertain. Different expectations could lead to different goodwill valuations. The Electrolux brand name in North America, acquired in May 2000, has been assigned an indefinite life and is not amortized. At present, management does not foresee any event that could limit the economic useful life of this brand name.

          Pensions

          For U.S. GAAP reconciliation purposes, defined benefit pension plans in Sweden, the United Kingdom and Germany are also calculated according to SFAS 87. A 1% reduction in expected return on assets would have resulted in an increase in periodic cost of approximately SEK 150m (including the SEK 100m as mentioned above under “Pensions and Other Provisions”).

          Employee Stock Options

          Provisions for employer contributions (social security charges) on employees’ future benefits from option programs are not established according to U.S. GAAP.

CHANGES IN FINANCIAL REPORTING AND ACCOUNTING POLICIES

          Swedish GAAP

          Accounting Policies Adopted In 2001

          In 2001, Electrolux implemented the following new accounting standards from Redovisningsrådet (the Swedish Financial Accounting Standards Council); RR9—Income taxes, RR10—Construction contracts, RR11—Revenue, RR12—Property, plants and equipment, RR13—Accounting for investments in associated companies, RR14—Financial reporting and interests in joint ventures, RR18—Earnings per share and RR20—Interim financial reporting. None of these accounting standards had a significant effect on the consolidated financial statements of Electrolux.

          Accounting Policies Adopted In 2002

          In 2002, Electrolux implemented the following new accounting standards:

          RR1:00—Consolidated financial statements. RR1:00 is an update of the preceding standard on consolidated financial statements, RR1:96, mainly to incorporate new rules in RR15, RR16 and RR17.

          RR15—Intangible assets. RR15 prescribes the accounting for and disclosure of intangible assets. The standard applies, among other things, to research and development activities. As from 2002 certain expenses for development are capitalized as intangible assets. Electrolux capitalizes expenses for new products and software provided that the level of certainty of their future economic benefits and useful life is high. Capitalization has been limited to development projects initiated after January 1, 2002 and amounts to SEK 195m, before amortization.

          RR16—Provisions, contingent liabilities and contingent assets. The objective of the standard is to ensure that appropriate recognition criteria and measurement bases are applied to provisions, contingent liabilities and contingent assets, and that sufficient information is disclosed in the notes to the financial statements to enable users to understand their nature, timing and amount.

          RR17—Impairment of assets. RR17 prescribes the accounting and disclosure for impairment of assets. The standard requires that the recoverable amount of an asset shall be estimated whenever there is an indication that the asset may be impaired. RR17 requires an impairment loss to be recognized whenever the carrying amount of an asset exceeds its recoverable value.

          RR19—Discontinuing operations. The standard addresses presentation and disclosure relating to discontinuing operations. The objectives of RR19 are to establish a basis for segregating information about a major operation that an enterprise is discontinuing, from information about its continuing operations and to specify minimum disclosure about a discontinuing operation.

          RR21—Borrowing costs. The standard describes the accounting treatment for borrowing costs. The standard generally requires borrowing costs be expensed immediately.

          RR23—Related party disclosures. This standard shall be applied in dealing with related parties and transactions between a reporting enterprise and its related parties.

          The implementation of RR1:00, RR15, RR16, RR17 and RR19 was optional during 2001 and mandatory no later than 2002. RR21 and RR23 are mandatory from 2002. A retrospective restatement is required for each of these recommendations, except for RR15, which does not permit restatement.

          With the exception of RR15, the adoption of these standards did not have a material impact on Electrolux’s consolidated financial statements.

          Under RR15, beginning in 2002, certain development costs are capitalized and subsequently amortized after a project has reached a certain degree of technical feasibility. As a result, Electrolux expects that during the next few years reported results from operations will increase, as amounts being capitalized are expected to exceed the related annual amortization. Under U.S. GAAP, Electrolux already capitalizes certain software development costs, as reflected in Note 26 to Electrolux’s audited consolidated financial statements.

          Accounting Policies Adopted In 2003

          As of January 1, 2003, Electrolux implemented the following new accounting standards:

          RR2:02—Inventories. RR2:02 is an update of the previous standard on inventories, RR2. The adoption of RR2:02 has not had an impact on the business, results of operations, and financial position of the Company.

          RR22—Presentation of financial statements. The objective of this standard is to prescribe the basis for presentation of general purpose financial statements, in order to ensure comparability both with the company’s own financial statements of previous periods and with the financial statements of other companies.

          RR24—Investment property. This standard prescribes the accounting treatment for investment property held to earn rentals or for capital appreciation or both, and related disclosure requirements. The adoption of RR24 has not had an impact on the business, results of operations, and financial position of the Company.

          RR25—Segment reporting. The objective of this standard is to establish principles for reporting financial information by segment to help users of financial statements to better understand different types of products and services a company produces and in which geographical areas it operates. The effect of implementing RR25 has not had a material effect on the presentation of Electrolux’s segment information.

          RR26—Events after the balance sheet date. This statement prescribes when a company should adjust its financial statements for events after the balance sheet date and the disclosures that a company should provide about the date when the statements were authorized for issue and about events after the balance sheet date. The effect of implementing RR26 has not had a material effect on the business, results of operations, and financial position of the Company.

          RR27—Financial instruments. Disclosure and presentation. The objective of this standard is to enhance financial statement user’s understanding of the significance of on-balance-sheet and off-balance-sheet financial instruments to a company’s business, results of operations, and financial position. The standard prescribes certain requirements for presentation of on-balance-sheet (recognized) and off-balance-sheet (unrecognized) financial instruments. The effect of implementing RR27 has not had a material impact on the business, results of operations, and financial position of the Company.

          RR28—Accounting for Government Grants. This standard applies for financial reporting and disclosure of government grants and other forms of government assistance. The effect of implementing RR28 has not had a material impact on the business, results of operations, and financial position of the Company.

          Accounting Policies To Be Adopted In 2004

          In 2004, Electrolux will implement the following new accounting standard:

          RR29—Employee benefits. This standard describes the accounting treatment and disclosure of employee benefits. The standard requires a company to recognize (a) a liability when an employee has provided service in exchange for employee benefits to be paid in the future and (b) an expense when the company consumes the economic benefit arising from service provided by an employee in exchange for employee benefits. Electrolux is in the process of quantifying the effect of RR29 on the Company.

          U.S. GAAP

          Accounting Policies Adopted In 2001

          In 2001 Electrolux adopted the following new Statements of Financial Accounting Standards (SFAS) from the Financial Accounting Standards Board (FASB or the “Board”) SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” and SFAS 138 “Accounting for Certain Derivative Instruments and Certain Derivative Transactions, an Amendment to FASB Statement No. 133”. For a description of the impact of the adoption of SFAS 133 and SFAS 138 on the Company, please see Note 26 to the consolidated financial statements.

          Accounting Policies Adopted In 2002

          In 2002 Electrolux adopted the following new standards:

          SFAS 141 and 142

          In June 2001, the FASB issued SFAS 141, “Business Combinations”, and SFAS 142, “Goodwill and Other Intangible Assets”, collectively referred to as the “Standards”. SFAS 141 supersedes Accounting Principles Board Opinion (APB) No. 16, “Business Combinations”. The provisions of SFAS 141 (i) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (ii) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and (iii) require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS 141 also requires that upon adoption of SFAS 142 the Company reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS 142 supersedes APB 17, “Intangible Assets”, and is effective for fiscal years beginning after December 15, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS 142 (i) prohibit the amortization of goodwill and indefinite-lived intangible assets, (ii) require that goodwill and indefinite-lived intangibles assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (iii) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and (iv) remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

          According to SFAS 142, goodwill and certain intangible assets with indefinite life are not subject to amortization subsequent to the date of adoption. Goodwill and certain intangible assets with indefinite life shall be tested for impairment both at adoption and annually. Based upon the results of the test upon implementation of SFAS 142, no transition adjustment was necessary. The Company performed the annual impairment test at a later date in 2002 which resulted in write-downs of goodwill of SEK161m.

     The amortization of goodwill and certain intangible assets with indefinite life made according to Swedish GAAP is reversed under U.S. GAAP, with SEK 233m.

     SFAS 144

     In October 2001, the FASB issued SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS 144 provides guidance on accounting for the impairment or disposal of long-lived assets. The objectives of the statement are to address issues relating to the implementation of SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”, and to develop a model for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company was required to adopt the provisions of SFAS 144 effective from January 1, 2002 at which date the Company adopted this standard. The adoption had no material impact on the net income or financial position of the Company. However, the adoption did impact income from continuing operations and income from discontinued operations.

     Accounting Policies Adopted In 2003

     As of January 1, 2003, Electrolux implemented the following new accounting standards:

     SFAS 143

     In August 2001, the FASB issued SFAS No. 143, Accounting for Obligations Associated with the Retirement of Long-Lived Assets. The provisions of SFAS No. 143 apply to all entities that incur obligations associated with the retirement of tangible long-lived assets. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002 and became effective for the Company on January 1, 2003. The effects of this standard, if any, are not yet evaluated by the Company.

     SFAS 145

     In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. This statement rescinds SFAS 4, “Reporting Gains and Losses from Extinguishment of Debt- an amendment of APB Opinion No. 30, which required all gains and losses from the extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effects. As a result, the criteria set forth by APB Opinion 30” will now be used to classify those gains and losses. SFAS 145 also amends SFAS 13 to require that certain lease modifications that have economic affects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS 145 amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The standard is generally effective for transactions occurring after May 15, 2002. The adoption of SFAS 145 has not had a significant impact on Electrolux’s financial position and results of operations.

     SFAS 146

     In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This standard addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of an entity’s commitment to an exit plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

     SFAS 148

     In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. This standard amends SFAS 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS 148 amends APB Opinion No. 28, “Interim Financial Reporting,” to require disclosure about those effects in interim financial information. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The Company has no current plan to change to the fair value method of accounting for stock-based compensation under SFAS 123 and does not expect SFAS 148 to impact its financial statements.

     EITF 00-21

     In January 2003, the Emerging Issues Task Force (EITF) issued EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. EITF 00-21 addresses the issues of (1) how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting; and (2) how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Group is in the process of assessing the impact of adopting EITF 00-21 but does not expect it to be significant.

     FIN 45

     In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Group is in the process of assessing the impact of FIN 45 on its consolidated financial statements.

     FIN 46

     In January 17, 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. The primary objective of FIN 46 is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable-interest entities (VIEs). Electrolux is in the process of assessing the impact of FIN 46 on its consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

     The Articles of Association of Electrolux stipulate that the Board of Directors shall consist of not less than five and not more than fifteen Directors, with not more than ten Deputy Directors (serving as alternates to the Directors), elected each year by the shareholders at the Annual General Meeting of the Company. Additionally, under Swedish law, employees have the right to appoint three additional Directors (and their Deputies).

     During 2002, there were eleven Directors and three Deputy Directors on the Board of Directors. One additional Director, Barbara Thoralfsson, was elected at the Annual General Meeting on April 22, 2003. See “Item 8—Significant Changes”. The Directors and the Deputy Directors as of December 31, 2002, and their respective shareholdings as of May 25, 2003, were as follows:

Names	Position and Background

Rune Andersson	Chairman. Born 1944. Elected 1998. Chairman of the Board of Älvsbyhus AB. Board Member of Doro AB. Holding in AB Electrolux: 500,000 A Shares and 500,000 B Shares.

Peggy Bruzelius	Director. Born 1949. Elected 1996. Chairman of the Board of Grand Hotel Holding AB and Lancelot Asset Management AB. Board Member of Axel Johnson AB, Axfood AB, AB Drott, Industry and Commerce Stock Exchange Committee, AB Ratos, Scania AB, Syngenta AG and the Association of the Stockholm School of Economics. Holding in AB Electrolux: 2,500 B Shares.

Thomas Halvorsen	Director. Born 1949. Elected 1996. President of the Fourth Swedish National Pension Fund. Board Member of AP Fastigheter AB and Beijer Alma AB. Holding in AB Electrolux: 0 shares.

Louis R. Hughes	Director. Born 1949. Elected 1996. Chief Executive Officer of Wavecrest Laboratories LLC. Former Executive Vice-President of General Motors Corporation (retired in March 2000). Non-executive Chairman of the Board of Maxager Technology. Board Member of British Telecom plc. and Sulzer AG. Holding in AB Electrolux: 1,000 ADRs.

Hans Stråberg	Director, President and Chief Executive Officer since April 2, 2002. Born 1957. Board Member of The Association of Swedish Engineering Industries Board and AB Ph. Nederman & Co. Holding in AB Electrolux: 2,870 B Shares and 212,300 options to acquire B Shares.

Michael Treschow	Director. Born 1943. Elected 1997. President and Chief Executive Officer, 1997- April 2002. Chairman of the Board of Telefonaktiebolaget LM Ericsson (publ). Deputy Chairman of the Confederation of Swedish Enterprise. Member of the Board of Atlas Copco AB. Holding in AB Electrolux: 33,250 B Shares and 60,000 options to acquire B Shares.

Karel Vuursteen	Director. Born 1941. Elected 1998. President and Chief Executive Officer of Heineken N.V. (retired in April 2002). Board Member of Akzo Nobel N.V., Gucci Group N.V., Heineken Holding N.V., Henkel KGaA, Nyenrode University and Royald Ahold N.V. Holding in AB Electrolux: 0 shares.

Names	Position and Background

Jacob Wallenberg	Deputy Chairman. Born 1956. Elected 1998. Board Chairman of SEB (Skandinaviska Enskilda Banken). Deputy Chairman of Investor AB, Atlas Copco AB, Knut & Alice Wallenberg Foundation and SAS AB. Board Member of ABB Ltd., The Nobel Foundation and the Confederation of Swedish Enterprise. Holding in AB Electrolux: 2,000 B Shares.

Ulf Carlsson	Director (employee representative). Born 1958. Elected 2001. Representative of Swedish Confederation of Trade Unions. Holding in AB Electrolux: 0 shares.

Bert Gustafsson	Director (employee representative). Born 1951. Elected 1997. Representative of the Federation of Salaried Employees in Industry and Services. Holding in AB Electrolux: 0 shares.

Ingemar Larsson	Director (employee representative). Born 1939. Elected 1990. Representative of the Swedish Confederation of Trade Unions. Holding in AB Electrolux: 200 B Shares.

Malin Björnberg	Deputy Director (employee representative). Born 1959. Elected 1999. Representative of the Federation of Salaried Employees in Industry and Services. Holding in AB Electrolux: 0 shares.

Mats Ekblad	Deputy Director (employee representative). Born 1967. Elected 2000. Representative of the Federation of Salaried Employees in Industry and Services. Holding in AB Electrolux: 0 shares.

Ola Bertilsson	Deputy Director (employee representative). Born 1955. Representative of the Swedish Confederation of Trade Unions. Elected 2002. Holding in AB Electrolux: 0 shares.

     The senior management of the Company, as of December 31, 2002, the year they were appointed and their respective shareholdings as of May 25, 2003 are as follows:

Name	Position and Background

Hans Stråberg	President and Chief Executive Officer since April 2, 2002. Born 1957. Holding in AB Electrolux: 2,870 B Shares and 212,300 options to acquire B Shares.

Bengt Andersson	Senior Executive Vice President since 2002. Executive Vice President prior thereto and since 1997. Head of Outdoor products. Born 1944. Holding in AB Electrolux: 5,000 B Shares and 157,600 options to acquire B Shares.

Johan Bygge	Senior Executive Vice President since 2002. Executive Vice President prior thereto and since 2001. Head of White Goods outside Europe and North America. Born 1956. Holding in AB Electrolux: 2,024 B Shares and 157,600 options to acquire B Shares.

Name	Position and Background

Robert E. Cook	Executive Vice President of Electrolux since 1997. Head of White Goods North America and Outdoor Products North America. Left the position as Head of White Goods North America and as a member of Group management during March 2003, while continuing as Head of Outdoor Products North America. Born 1943. Holding in AB Electrolux: 0 shares and 142,600 options to acquire B Shares.

Wolfgang König	Executive Vice President since 2000. Head of White Goods Europe. Born 1950. Holding in AB Electrolux: 1,500 B Shares and 221,400 options to acquire B Shares.

Detlef Münchow	Executive Vice President since 1999. Head of Professional Indoor Products. Born 1952. Holding in AB Electrolux: 0 shares and 136,400 options to acquire B Shares.

Magnus Yngen	Executive Vice President since 2002. Head of Floor Care Products and Small Appliances. Born 1958. Holding: 0 shares and 81,500 options to acquire B Shares.

Lilian Fossum	Senior Vice President since 2000. Head of Group Staff Organizational Development and Management Resources. Born 1962. Holding in AB Electrolux: 7,600 B Shares and 64,300 options to acquire B Shares.

Cecilia Vieweg	Senior Vice President since 1999. General Counsel and Head of Group Staff Legal Affairs. Born 1955. Holding in AB Electrolux: 0 shares and 136,400 options to acquire B Shares.

Nina Linander	Senior Vice President since 2001. Head of Group Staff Treasury. Born 1959. Holding in AB Electrolux: 1,000 B Shares and 60,000 options to acquire B Shares.

Fredrik Rystedt	Senior Vice President since 2001. Head of Group Staff Controlling, Accounting, Taxes, Auditing, IT. Born 1963. Holding in AB Electrolux: 0 shares and 90,000 options to acquire B Shares.

Lars Göran Johansson	Senior Vice-President since 1995. Head of Group Staff Communication and Public Affairs. Born 1954. Holding in AB Electrolux: 500 B Shares and 157,600 options to acquire B Shares.

Andrew Bentley	President of Electrolux Home Products International (White Goods outside Europe and North America) and Associate Member of Group Management during 2002. Left the Group at the beginning of 2003.

     On March 14, 2003, Keith McLoughlin replaced Robert E. Cook as Head of White Goods North America and a member of Group management. As of May 25, 2003 Keith McLoughlin held 30,000 options to acquire B Shares. See also “Item 8—Significant Changes”.

B. COMPENSATION

     For a discussion of the compensation paid to Electrolux’s board of directors and members of its Group management for the year ended December 31, 2002, please see Note 24 to the consolidated financial statements. For information on provisions for pensions and similar commitments, please see Note 18 to the consolidated financial statements.

C. BOARD PRACTICES

     The Board Of Directors’ Activities In 2002

     The Board of Directors of Electrolux during 2002 consisted of (i) eight members (without deputies) elected by the shareholders at the Annual General Meeting, and (ii) three members (with deputies) appointed by the employee organizations. As of the Annual General Meeting on April 22, 2003, there are now nine members (without deputies) elected by the shareholders at the Annual General Meeting. Other Company personnel participate in Board meetings from time to time and contribute with presentations on specific issues.

     Seven ordinary Board meetings were held during the year. In addition, there were three meetings addressing specific issues. During the year, the Board of Directors conducted ongoing reviews of the Group’s results and financial position, and also addressed issues concerning acquisitions and divestments, investments and the strategic direction of the Group.

     The Board of Directors has adopted work procedures which stipulate that 4-6 meetings shall be held annually, of which one meeting may be held in conjunction with a visit to an operating entity. The Company’s auditor shall be requested to submit a report to the Board of Directors at least once a year. The work procedures also include a detailed instruction to the President with respect to the issues requiring the Board of Directors’ approval and the type of financial and other reports that shall be submitted to the Board of Directors. These instructions specify, among other things, the maximum amounts which various decision-making functions within the Group have the right to approve with respect to capital expenditures. The Board’s work procedures also cover the financial policy of the Group.

     The work procedures further provide that remuneration to Group Management shall be proposed by a Remuneration Committee. The committee is comprised of Rune Andersson (Chairman of the Board), Jacob Wallenberg (Deputy Chairman of the Board) and Hans Stråberg (CEO and President of Electrolux). Mr. Stråberg is excluded from participation in discussions with respect to his compensation as the President and CEO. The Remuneration Committee is obliged to make proposals to the Board of Directors on compensation matters for the President and other members of Group Management, including targets for variable compensation, the relationship between fixed and variable salary, changes in fixed or variable salary, the criteria to be applied in the assessment of variable salary, the allotment of stock options, and pension terms. A minimum of two meetings shall be held each year by the remuneration committee with additional meetings scheduled as needed. Four meetings were held by the remuneration committee during 2002.

     The Board of Directors decided at the end of 2002 to establish an Audit Committee. The primary purpose of the committee will be to assist the Board of Directors in overseeing the accounting and financial reporting processes and audits of the financial statements, including related disclosures of Electrolux. The Audit Committee consists of three Board members: Peggy Bruzelius (Chairperson), Thomas Halvorsen and Louis R. Hughes. An Audit Committee Charter, with work procedures, was adopted by the Board of Directors in early 2003. The Charter provides that the Audit Committee shall meet at least three times per year. As part of its responsibilities, the Committee shall each year prepare proposals for the appointment of and fee arrangements with the external auditor for presentation at the Annual General Meeting. The Committee shall also pre-approve non-audit services to be provided by the external auditor and review relationships between the external auditor and Electrolux. In addition, the Committee shall review the audited financial statements and related disclosures.

     The Board of Directors has also established the practice of referring specific matters to ad hoc committees formed with the sole purpose of addressing those issues. Such a committee was established during the year for the purpose of reviewing Electrolux’s financial policy, including its pension policy. This ad hoc committee had two meetings during the year.

     Election of Directors and Auditors

     The following describes the nominating process for the Board members who were proposed by a group of major shareholders for election at the 2003 Annual General Meeting.

     During the late autumn of 2002 and winter of 2002/2003, three of Electrolux’s shareholders, Investor AB (represented by Jacob Wallenberg), Alecta Mutual Pension Insurance (represented by Ramsay J. Brufer), Robur Investment Funds (represented by Marianne Nilsson) and the Chairman of the Board met three times to evaluate the Board’s activities, the manner in which the Board was composed during the prior year, the directors’ fees and any requirement of special expertise in the Board.

     The results of this preparatory work were provided in the written notice of the Annual General Meeting.

D. EMPLOYEES

     The Group worldwide generally enjoys good relations with its employees and with labor unions. The following tables set forth certain employee data for the past three fiscal years.

Employee Data	2002	2001	2000

Average number of employees worldwide	81,971	87,139	87,128
Average number of employees in Sweden	6,586	7,272	8,159
Number of employees worldwide at year end	83,347	85,749	86,270
Salaries and remuneration (SEKm)	19,408	20,330	17,241
Of which in Sweden (SEKm)	1,904	1,972	2,047

Change in Average Number of Employees	2002

Average number of employees in 2001	87,139
Number of employees in operations acquired in 2002	745
Number of employees in operations divested in 2002	-1,610
Restructuring programs	-2,911
Other changes	-1,392
Average number of employees in 2002	81,971

E. SHARE OWNERSHIP

     As of May 25, 2003 the current members of the Board and Management as a group owned the equivalent of 500,000 A-shares, 560,444 B Shares and 1,565,100 options to acquire B Shares.

     Their individual shareholdings are disclosed under “Item 6.A—Directors and Senior Management” above.

     Option Programs

     Electrolux has implemented several employee stock options programs, which are offered to senior managers. The programs are intended to attract, retain and motivate managers by providing long-term incentives through benefits linked to the Company’s share price.

     A detailed description of all option programs and related costs can be found in Note 24 to the consolidated financial statements.

     2002 Option Program

     Under the employee stock option program in 2002 (the “2002 Option Program”), options to purchase 2,865,000 B Shares were allotted to less than 200 senior managers in lots of 15,000 options. The President was granted four lots, members of Group Management two lots and all other senior managers one lot. The options were allotted free of charge to participants, with a maturity period of seven years. The strike price is SEK 191, which was 10% above the average closing price of the Electrolux B Shares on the Stockholm Exchange during a limited period prior to allotment.

     2003 Option Program

     The Board presented a proposal at the 2003 Annual General Meeting for the introduction of a new employee stock option program (the “2003 Option Program”), which proposal was adopted by the meeting. Pursuant to this program, a maximum of options to purchase 3,000,000 B Shares will be allotted to less than 200 senior managers. The 2003 Option Program is based on the same parameters as the 2001 and 2002 programs including the number of options per lot. The Company’s obligations under the 2003 Option Program, including estimated employer contribution, are hedged by repurchased shares.

     Assuming that all stock options allotted under the 2003 Option Program are exercised, the sale of previously repurchased shares under this program would result in a dilution of 1.1%. The maximum dilution from the proposed 2003 Option Program and all existing option programs is 3.6%. This includes the sale of shares for hedging of employer contribution in connection with the exercise of the options. The financing cost for these shares for hedging purposes is estimated at SEK 20m for 2003.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

     The following table sets forth, as of March 31, 2003, information with respect to shareholders known by Electrolux to be the beneficial owners of more than five percent of Electrolux’s A Shares and B Shares. Electrolux is not aware of any significant changes in percentage ownership held by a major shareholder during the past three years.

Identity of	Number of	Percentage of Total	Number of B Shares	Percentage of Total	Percentage of
Person or Company	A Shares Owned	A Shares[1]	Owned	B Shares[1]	Total Voting[1]

Investor AB	9,232,390	92.3%	10,480,800	3.4%	25.3%
Directors and executive officers as a group[2]	500,000	5.0%	57,944	0.0%	1.2%

1.	Adjusted for 23,120,752 repurchased shares held by Electrolux as of March 31, 2003.

2.	During the period March 31, 2003 to May 25, 2003, directors and executive officers of Electrolux purchased an additional 502,500 B Shares, in the aggregate. See “Item 6.A—Directors and Senior Management” for information regarding their individual shareholdings.

     A Shares are entitled to one vote per share whereas B Shares are entitled to one-tenth of a vote per share. No shareholder in Electrolux has different voting rights than any other shareholder except as a consequence of holding A Shares rather than B Shares.

     As of March 31, 2003, 99.88% of the A Shares and 60.97% of the B Shares were held by shareholders in Sweden. The total number of shareholders in Sweden as of this date was 57,627.

     Investor AB

     Investor AB is a major Swedish industrial holding company that has wide ranging affiliations in the financial community in Sweden. As of December 31, 2002 the major shareholder in Investor AB, the Knut & Alice Wallenberg Foundation, owned 18.2% of the nominal capital, representing 39.1% of the votes in Investor AB. Investor AB and the Knut & Alice Wallenberg Foundation may be deemed to be affiliates of Electrolux within the meaning of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

B. RELATED PARTY TRANSACTIONS

     There were no material transactions during the last three fiscal years nor are there any presently proposed material transactions to which Electrolux was or is to be a party, in which any director, officer, controlling shareholder, or relative or spouse of any of the foregoing persons had or is to have a direct or indirect material interest. No director, officer or associate of Electrolux has been indebted to Electrolux during the last three fiscal years.

C. INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Audited financial statements for the three years ended December 31, 2002, are included in “Item 17—Financial Statements”.

     Legal Proceedings

     Electrolux is subject to a variety of legal proceedings in the ordinary course of business. Among others, the claims include allegations of breach of contract, improper delivery of goods and services, product liability and infringement of intellectual property rights.

     In January of 2002, Electrolux made a final payment of approximately USD 94 million in a settlement between the United States Pension Benefit Guarantee Corporation and Electrolux’s subsidiary White Consolidated Inc. (“WCI”) regarding pension commitments (the “PBGC Pension Settlement”). The payment was fully covered by a provision made following a court decision against WCI in 1999.

     Litigation and claims related to asbestos are pending against the Group in the United States. Almost all of the cases refer to externally supplied components used in industrial products manufactured by discontinued operations prior to the early 1970s. Almost all of the cases involve multiple plaintiffs who have made identical allegations against many other defendants who are not part of the Electrolux Group.

     As of December 31, 2002, the Group had a total of 218 (95) lawsuits pending, representing approximately 14,000 (approximately 3,500) plaintiffs. During 2002, 167 new cases were filed and 44 pending cases were resolved. Approximately 13,400 of the plaintiffs refer to cases pending in the State of Mississippi.

     The Group is in the process of determining the extent of insurance coverage relating to currently pending claims, and has made a provision for the pending cases in the amount of less than USD 9m.

     The outcome of asbestos claims is inherently uncertain and always difficult to predict.

     Dividend Policy

     The Annual General Meeting adopted a proposal by the Board for a dividend of SEK 6.00 (4.50) per share corresponding to 36% (41%) of net income per share, excluding items affecting comparability. The Group’s goal is that the dividend corresponds to 30-50% of net income for the year.

B. SIGNIFICANT CHANGES

     On March 14, 2003, Keith McLoughlin replaced Robert E. Cook as Head of White Goods North America and also became a member of Group management as Executive Vice President. Mr. McLoughlin was previously Vice President and General Manager of DuPont Nonwovens.

     On April 22, 2003 the Annual General Meeting appointed Barbara Thoralfsson as new director of Electrolux. Barbara Thoralfsson is president of TeliaSonera’s subsidiary in Norway, Netcom A/S. Prior to that she was managing director of Midelfart & CO A/S, Norway, and product manager at General Foods Corporation and Orkla. She is a board member of Rieber & Son ASA. The Annual General Meeting also approved a new share repurchase program and cancellation of previously acquired B Shares, as well as a new employee stock-option program for 2003. See “Item 10.B—Cancellation and Purchase of Own Shares” and “Item 6.E—Option Programs”.

     On April 22, 2003, the Group also announced its results for the first quarter of 2003.

ITEM 9. THE OFFER AND LISTING

     Trading of Class A Shares occurs primarily on the Stockholm Stock Exchange, but due to the very low number of shares not held by Investor AB, trading is rare on the Stockholm Stock Exchange and virtually non-existent elsewhere.

     The principal trading markets for the Class B Shares are the Stockholm and London Stock Exchanges. The B Shares are also listed on the stock exchanges in Paris and Zurich. On December 13, 2002 Electrolux announced its intention to de-list from Paris and Zurich in light of the low trading volume in these markets. The last day of trading of B Shares on the Zurich Exchange will be April 30, 2003. The de-listing of the B Shares off the Premier Marche in Paris is expected to be implemented in the first half of 2003. Trading of Electrolux shares also takes place in the over the counter market in Frankfurt A.M. and Munich in Germany. There is trading in the United States for sponsored American Depositary Shares representing B Shares. These American Depositary Shares are evidenced by American Depositary Receipts (“ADRs”) issued by JP Morgan Chase Bank and are traded on the NASDAQ National Market.

     The high and low sales price, rounded to the nearest krona, for Class A and B Shares on the Stockholm Stock Exchange and the high and low sales prices in United States dollars for the ADSs in the NASDAQ System for the periods indicated are set out in the following table:

	A Shares		B Shares		ADSs

	High	Low	High	Low	High	Low

	(SEK)		(SEK)		(USD)
2002-2003
May 2003	149.5	140	151.5	140	38.75	36.11
April 2003	152	133	155	131	38.00	31.15
March 2003	148	135	149.5	128	35.35	30.4
February 2003	141.5	128	149	126	35.31	29.88
January 2003	140	129	147	123	33.04	29.26
December 2002	157	130	167.5	130	36.60	29.42
2003
First Quarter	148	128	149.5	128	35.35	29.26
2002
Fourth Quarter	157	130	167.5	119.5	36.60	25.98
Three Quarter	176	135	188	128.5	40.69	28.30
Second Quarter	185	163.5	193	165	40.30	32.57
First Quarter	186	146	197	145	37.65	27.71
2001
Fourth Quarter	153	108	167	105	31.31	19.96
Third Quarter	152	94	165	92	31.50	17.20
Second Quarter	155	120	171	125	33.00	24.75
First Quarter	153	120	169	121	34.25	25.75
2002	186	130	197	119.5	40.69	25.98
2001	155	94	171	92	34.25	17.20
2000	230	114	230	110	54 1/8	22 3/8
1999	220	119	222	118	41 1/4	21 3/4
1998	180	98	161	87	36 3/8	22 3/8

     Each ADS represents two B Shares (or the right to receive two such shares). As of April 30, 2003, there were 1,389,346 American Depositary Shares outstanding, representing 2,778,692 B Shares, and approximately 70 record holders.

ITEM 10. ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

     Aktiebolaget Electrolux (publ) is entered under no. 556009-4178 in the Company Register kept by the Swedish Patent and Registration Office. The objects and purposes of the Company are described in Article 3 of the Articles of Association which are attached hereto as Exhibit 1. Set forth below is a summary of certain provisions in the Articles of Association and certain requirements of the Swedish Companies Act of 1975 (the “Swedish Companies Act”). Such summary does not purport to be complete and for the full text of the Articles of Association please refer to Exhibit 1.

     Changes in Share Capital and Preferential Rights of Shareholders

     The Electrolux Articles of Association provide that the share capital of the Company may not be less than SEK 1,500m nor more than SEK 6,000m, represented by shares of SEK 5 nominal value.

     The shares of Electrolux may be issued in three series, A and B and C. Shares of series A may be issued up to a maximum number so that the aggregate number of A Shares constitutes not more than nine-tenths of the total number of shares in the Company. Shares of series C may only be issued up to a total number of 27,457,000. Remaining shares are of series B. Should Electrolux decide to issue new series A and series B and series C shares by way of a cash issue, the holders of series A and series B and series C shares shall have the priority right to subscribe for new shares of the same series in proportion to their existing shareholding (primary right of priority). Shares not subscribed for by primary right of priority shall be offered to all shareholders (subsidiary right of priority). If the number of shares available for subscription is insufficient for the actual subscription made under subsidiary right of priority, the available shares shall be distributed among those wishing to subscribe in proportion to their existing shareholdings and, insofar this cannot be done, by drawing of lots. Should Electrolux decide to issue new shares of only series A or series B or series C by way of a cash issue, all shareholders shall have right of priority to subscribe for new shares in proportion to their existing shareholdings irrespective of whether they hold series A or series B or series C shares.

     The above shall not constitute any restriction in Electrolux’s right to decide on a cash issue without taking the priority rights of shareholders into account.

     If the share capital is increased by way of a bonus issue, new shares of each series shall be issued in proportion to the existing number of shares of each series. Existing shares of a given series shall thereby entitle the holder to receive new shares of the same series. This shall not constitute any restriction in Electrolux’s right to issue new shares of a new series by way of a bonus issue, following appropriate amendment to the Articles of Association.

     Certain Powers of Directors and the President

     Under the Swedish Companies Act, the board of directors is ultimately responsible for the organization of the company and the management of the company’s affairs. The president is charged with the day-to-day management of the company in accordance with guidelines and instructions provided by the board of directors. The president has borrowing powers only to the extent such borrowing is part of the day-to-day management of the company and in accordance with any guidelines and instructions provided by the board of directors.

     The general meeting of shareholders decides on compensation for the directors. Typically the general meeting decides on an aggregate amount which is to be distributed among the directors as determined by the board.

     According to the Swedish Companies Act, a member of the board of directors and the president may not take part in matters regarding agreements between the director and the company, or between the company and third parties where the director has a material interest in the matter which may conflict with the interests of the company, or in agreements between the company and a legal entity which the director may represent, either individually or together with any other person.

     The Articles of Association do not provide any rules relating to the foregoing matters.

     Dividends

     A Shares and B Shares carry equal rights to dividends. Shares of series C do not carry rights to dividends.

     Under Swedish law, only the Annual General Meeting of Shareholders may authorize the payment of dividends, which may not exceed the amount recommended by the Board of Directors (except to a limited extent in the event of a demand by holders of at least ten percent of the total number of shares outstanding and then to be paid only from funds available for dividends). Under Swedish law, no interim dividends may be paid in respect of a financial period as to which audited financial statements have not been adopted by the Annual General Meeting of Shareholders. The normal practice in Sweden is for dividends to be paid only annually. It is the present practice of the Board of Directors of Electrolux to decide upon their recommendation in respect of dividends for the preceding fiscal year and issue a proposal in February of each year. The recommendation of the Board of Directors is considered at the Annual General Meeting which is usually held in April or May of the year following that to which the dividend relates. The record date (determined by the Annual General Meeting) by which shareholders in Electrolux must be registered in the share register in order to participate in any dividend is normally the third business day following the date of the shareholders meeting authorizing the payment of the dividend. The dividend is normally paid on the third business day after the record date. The shares are quoted on the Stockholm Stock Exchange ex-dividend on the business day after the date of the Annual General Meeting.

     Voting at the General Meeting of Shareholders

     For the purposes of voting at a General Meeting, each share of series A carries one vote and each share of series B and C carries one-tenth of a vote.

     Electrolux is required to publish notices to attend the Annual General Meeting and extraordinary general meetings regarding changes in the Articles of Association no earlier than six weeks and no later than four weeks prior to the general meeting. Notices to attend other types of extraordinary general meetings must be published no earlier than six weeks and no later than two weeks prior to the general meeting.

     In order to be entitled to attend and vote at a general meeting of the shareholders, a shareholder must be registered in the register of shareholders at least ten days prior to the date of the meeting and the Articles of Association provides that the shareholder must have given notice to the Company of his intention to attend not later than 4 p.m. on the date specified in the notice convening the meeting, being a date not earlier than the fifth business day preceding the meeting.

     A person registered in the register of shareholders as a nominee (including the depositary of the ADSs) is not entitled to vote at a general meeting nor is the beneficial owner whose shares are registered in the name of the nominee, unless the beneficial owner arranges to have his own name entered in the register. A shareholder may attend and vote at the meeting in person or by proxy. Proxies are not valid for longer than a year from the date of issuance.

     Under the Swedish Companies Act of 1975, resolutions are normally passed by a simple majority of votes cast. Exceptions which require special quorums or majorities include:

1.	resolutions which amend the Articles of Association (except as described below), which resolutions generally require an affirmative vote of at least two-thirds of the votes cast as well as two-thirds of the shares represented at the meeting;

2.	resolutions which amend the Articles of Association and which reduce any shareholder’s rights to profits or assets, or restrict the transferability of shares, or alter the legal relationship between shares, which resolutions require an affirmative vote of all shares present at the meeting and a quorum of nine-tenths of the shares outstanding;

3.	resolutions which amend the Articles of Association and which limit the number of shares which a single shareholder may vote, or require the retention of a larger amount of the net profit than required by the Swedish Companies Act or amend shareholders rights in liquidation or dissolution, which resolutions require the approval of two-thirds of the votes cast as well as nine-tenths of the shares represented at the meeting;

4.	resolutions under 2. or 3. may be approved by a lower supermajority of at least two-thirds of the votes cast as well as two-thirds of the shares represented at the meeting, if

a.	the change would adversely affect only certain shares, and the resolution is approved by all holders of such shares represented at the meeting with a quorum of at least nine-tenths of the shares adversely affected, or

b.	the change would adversely affect only one class of shares, and the resolution is approved by holders of at least one-half of the shares of such class outstanding as well as at least 90% of the shares of such class represented at the meeting.

5.	resolutions which would allow the company to deviate from the shareholders’ preferential rights in connection with an issue (except for an issue in kind) of new shares, or to reduce the share capital, or to acquire or dispose of own shares, or to approve a merger, which resolutions require approval of at least two-thirds of the votes cast as well as two-thirds of the shares represented at the meeting.

     Under Swedish law, a general meeting of shareholders may not adopt any resolution, which is likely to give an undue advantage to a shareholder to the detriment of other shareholders.

     Cancellation and Purchase of Own Shares

     Since 2000, a Swedish limited liability company whose shares are trading on a securities exchange, an authorized market or another regulated marketplace is entitled under Swedish law to repurchase its own shares under certain conditions. Such repurchase requires the approval by the general meeting of shareholders with a majority of two-thirds of the votes cast at the meeting as well as two-thirds of the shares represented at the meeting. A company may not hold more than 10% of its own shares at any given time. Electrolux repurchased 11,246,052 B Shares in 2002 as compared to 11,570,000 B Shares in 2001 and 25,035,000 in 2000. In 2002 Electrolux cancelled 27,457,000 B Shares. As of March 31, 2003 Electrolux owned 23,120,752 B Shares, equal to 6.8% of the total number of shares. On April 22, 2003, the Annual General Meeting authorized a program for additional repurchases of shares and cancellation of previously repurchased shares, excluding shares required to meet the obligations under employee stock programs. The repurchase mandate authorizes the Board of Directors under the period up to the next Annual General Meeting to acquire and transfer up to 10% of the total number of shares. The cancellation process, which involved an issuance of redeemable C Shares, cancelled 14,612,580 of the shares held on May 16, 2003. Repurchased shares may also be transferred to cover stock option obligations or in connection with corporate acquisitions.

     Transfer of Shares

     Under the Articles of Association of the Company, there are no restrictions on the transfer of shares and there are no provisions which restrict persons, associations and foundations of non-Swedish nationality from acquiring shares in the Company.

     Pursuant to recommendations concerning the disclosure of acquisition and transfer of shares issued by Näringslivets Börskommitté (the Swedish Industry and Commerce Stock Exchange Committee), any seller or purchaser of securities including shares of stock, convertible debt instruments, warrants, non-standardized options and futures of a Swedish company listed on Stockholm Stock Exchange, must report to the exchange and to the Company transactions in which the purchaser or seller acquires or disposes of 5 percent of any subsequent percentage that is a multiple of five, up to and including 90 percent of either the voting rights of all shares or the total number of shares in the Company. These changes in ownership should also be reported to an established news agency and to a nationally published newspaper in Sweden no later than 9 a.m. on the next day on which trading is conducted on Stockholm Stock Exchange. In addition, according to the Swedish Financial Instruments Trading Act, if a natural person or legal person who acquires or disposes of shareholdings in a Swedish company that has its shares listed on a stock exchange situated or operating within one or more countries in the European Economic Area and, as a result of such acquisition or disposition, holds voting rights equal to, in excess of or less than one of the thresholds of 10 percent, 20 percent, 33 1/3 percent, 50 percent or 66 2/3 percent, the person is required to notify the company in writing at the same time it notifies the stock exchange or, if the shares are not listed in Sweden, to Finansinspektionen (the Swedish Financial Supervisory Authority) within seven calendar days of the acquisition or disposition. In addition, the Act on Reporting Obligations Regarding Certain Holdings of Financial Instruments requires, among other things, that certain individuals who own shares representing 10 percent or more of the share capital or the voting rights in a publicly traded company report such ownership to Finansinspektionen, which keeps a public register based on the information contained in such reports, and also to report any changes in such ownership.

     If shares of a Swedish limited liability company are held in the name of a nominee, the nominee must issue a public report to the VPC (the central securities depository and clearinghouse for Stockholm Stock Exchange) every six months, listing all beneficial holders of more than 500 of the shares.

C.	MATERIAL CONTRACTS

     The Company does not have any material contracts other than contracts entered into in the ordinary course of business.

D.	EXCHANGE CONTROLS

     There are no Swedish governmental laws, decrees or regulations that restrict the export or import of capital or that affect the remittance of dividends or other payments to non-residents of Sweden who hold Electrolux shares. In addition, since January 1, 1993, there have been no limitations imposed by Swedish law or Electrolux’s Articles of Association on the right of non-residents of Sweden or non-citizens of Sweden to hold or vote Electrolux shares.

     There are no limitations on the right of non-resident or foreign owners of the Electrolux B Shares to hold or vote such securities that are imposed by the Articles of Association of the Company. However, under Swedish law the holder of an American Depositary Receipt must, before being entitled to vote at a general meeting of shareholders, register the shares represented by such American Depositary Receipts in his or her own name.

E.	TAXATION

General

     The taxation discussion set forth below does not purport to be a complete analysis or listing of all potential tax effects relevant to the acquisition and ownership of shares or ADSs. The statements of United States and Swedish tax laws set forth below are based on the laws in force as of the date of this report and may be subject to any changes in United States or Swedish law, and in any double taxation convention or treaty between the United States and Sweden, occurring after that date, which changes may then have retroactive effect. Specific tax provisions may apply for certain categories of taxpayers. Your tax treatment if you are a holder of shares or ADSs depends in part on your particular situation. If you are a holder of shares or ADSs you should consult a tax advisor as to the tax consequences relating to your particular circumstances resulting from the ownership of shares or ADSs. The tax consequences to holders of ADSs, as discussed below, apply equally to holders of shares.

     Certain Swedish Tax Considerations

     This section describes the material Swedish income and net wealth tax consequences for a holder of ADSs or shares who is not considered to be a Swedish resident for Swedish tax purposes. This section applies to you only if you are a holder of portfolio investments representing less than 10 percent of capital and votes and is not applicable if the ADSs or shares pertain to a permanent establishment or fixed base of business in Sweden.

     Taxation on Capital Gains

     Generally, non-residents of Sweden are not liable for Swedish capital gains taxation with respect to the sale of ADSs or shares. However, under Swedish tax law, capital gains from the sale of Swedish shares and certain other securities by private individuals may be taxed in Sweden at a rate of 30 percent if they have been residents of Sweden or have lived permanently in Sweden at any time during the year of the sale or the 10 calendar years preceding the year of the sale (absent treaty provisions to the contrary).

     The provision is applicable to ADSs and shares. This provision may, however, be limited by tax treaties that Sweden has concluded with other countries. Under the tax treaty between Sweden and the United States (the “U.S. Tax Treaty”), this provision applies for ten years from the date the individual became a non-resident of Sweden.

     Taxation on Dividends

     A Swedish withholding tax at a rate of 30 percent is imposed on dividends paid by a Swedish corporation, such as Electrolux, to non-residents of Sweden. The same withholding tax applies to certain other payments made by a Swedish corporation, including payments as a result of redemption of shares or a repurchase of shares through an offer directed to its shareholders. Exemption from the withholding tax or a lower tax rate may apply by virtue of a tax treaty. Under the U.S. Tax Treaty, the withholding tax on dividends paid on portfolio investments to eligible U.S. holders is reduced to 15 percent. With regard to dividends paid from shares in corporations registered with the VPC (such as Electrolux shares), a reduced rate of dividend withholding tax under a tax treaty is generally applied at the source by the VPC or, if the shares are registered with a nominee, by the nominee, as long as the person entitled to the dividend is registered as a non resident and sufficient information regarding the tax residency of the beneficial owner is available to the VPC or the nominee.

     In those cases where Swedish withholding tax is withheld at the rate of 30 percent and the person who received the dividends is entitled to a reduced rate of withholding tax under a tax treaty, a refund may be claimed from the Swedish tax authorities before the end of the fifth calendar year following the distribution.

     Taxation on Interest

     No Swedish withholding tax is payable on interest paid to nonresidents of Sweden.

     Net Wealth Taxation

     The ADSs and shares are not subject to Swedish net wealth taxation if owned by a holder that is not resident in Sweden for tax purposes. You should consult your own tax advisors regarding the Swedish and other tax consequences of your ownership of ADSs and shares.

     Certain United States Federal Income Tax Consequences

     The following discussion is a summary of the material United States federal income tax consequences relevant to the ownership and disposition of ADSs or shares. This discussion is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, (the “Code”) its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect. The discussion is not a full discussion of all tax considerations that may be relevant to the ownership and disposition of ADSs or shares. The discussion applies only if you will hold the ADSs and/or the shares as capital assets and you use the U.S. dollar as your functional currency. It does not deal with the tax treatment of investors subject to special rules, such as grantor trusts, real estate investment trusts, regulated investment companies, banks, brokers or dealers in securities, traders in securities or currencies that elect to use a mark-to-market method of recording for their securities holdings, financial institutions, insurance companies, tax-exempt entities, investors liable for alternative minimum tax, holders (either actually or constructively) of 10 percent or more of Electrolux shares, persons holding ADSs and/or shares as part of a hedging, straddle, conversion or constructive sale transaction and persons who are resident or ordinarily resident in Sweden. In addition, investors holding ADSs and/or shares indirectly through partnerships are subject to special rules not discussed below. You should consult your own tax advisers about the United States federal, state, local and foreign tax consequences to you of the ownership and disposition of the ADSs or shares.

     The discussion below applies to you only if you are a beneficial owner of ADSs and/or shares not resident in Sweden for purposes of the U.S. Tax Treaty and you are, for United States federal income tax purposes, (1) a citizen or resident of the United States, (2) a corporation or any other entity treated as a corporation that is organized in or under the laws of the United States or its political subdivisions, (3) a trust if all of the trust’s substantial decisions are subject to the control of one or more United States persons and the primary supervision of the trust is subject to a United States court or if a valid election is in effect with respect to the trust to be taxed as a United States person, or (4) an estate the income of which is subject to United States federal income taxation regardless of its source. The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms. If you hold ADSs, you will be treated as the holder of the underlying shares represented by those ADSs for United States federal income tax purposes.

     Taxation of ADSs or Shares

     Dividends

     Subject to the passive foreign investment company rules discussed below, the gross amount of dividends paid (before reduction for any Swedish withholding taxes) with respect to the ADSs or shares generally will be included in your gross income from foreign sources to the extent paid out of Electrolux’s current or accumulated earnings and profits (as determined for United States federal income tax purposes).

     Under recently enacted legislation, for taxable years beginning after December 31, 2002 and before January 1, 2009, if you are a non-corporate taxpayer such dividends may be taxed at the lower applicable capital gains rate provided (a) certain holding period requirements are satisfied, (b) Electrolux is either (i) eligible for the benefits of the U.S. Tax Treaty or (ii) the ADSs or shares with respect to which the dividends are paid are readily tradable on an established securities market in the United States and (c) Electrolux is not, within the meaning of the Code, a “passive foreign investment company”, “foreign personal holding company” or “foreign investment company” during its taxable year in which the dividend is paid or the preceding taxable year. Non-corporate U.S. holders are strongly urged to consult their own tax advisors as to the applicability of the lower capital gains rate to dividends received with respect to ADSs or shares.

     Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of your adjusted tax basis in the ADSs or shares and thereafter as capital gain. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other U.S. corporations. The amount of any dividend paid in SEK will be the U.S. dollar value of the dividend payment based on the exchange rate in effect on the date of receipt by you, in the case of shares or by the depositary, in the case of ADSs, whether or not the payment is converted into U.S. dollar at that time. Your tax basis in the SEK received will equal such U.S. dollar amount. Gain or loss, if any, recognized on a subsequent sale or conversion of the SEK will be U.S. source ordinary income or loss.

     Subject to certain limitations, you will generally be entitled to receive credit against your United States federal income tax liability (or a deduction against your United States federal taxable income) with respect to any Swedish tax withheld in accordance with the U.S. Tax Treaty and paid over to Sweden. If a refund of the tax withheld is available to you under the laws of Sweden or under the U.S. Tax Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against your United States federal income tax liability (and will not be eligible for the deduction against your United States federal taxable income). For foreign tax credit limitation purposes, the dividend will be income from sources without the United States, and generally will be treated as “passive income” (or, in the case of certain holders, “financial services income”).

     Sale or Exchange of ADSs or Shares

     Subject to the passive foreign investment company rules discussed below, you generally will recognize capital gain or loss on the sale or other disposition of the ADSs or shares equal to the difference between the U.S. dollar value of the amount realized and your adjusted tax basis (determined in U.S. dollar) in the ADSs or shares. Such gain or loss will be capital gain or loss and will generally be treated as arising from U.S. sources for foreign tax credit limitation purposes. The amount realized on a disposition of ADSs or shares generally will be the amount of cash you receive for the ADSs or shares (which, in the case of payment in a non-U.S. currency, will equal the U.S. dollar value of the payment received determined on (a) the date of receipt of payment if you are a cash basis taxpayer and (b) the date of disposition if you are an accrual basis taxpayer). If the ADSs or shares are treated as traded on an “established securities market,” if you are a cash basis taxpayer (or, if you are an accrual basis taxpayer, if you so elect) you will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

     You will have a tax basis in any foreign currency received equal to the U.S. dollar amount realized. Any gain or loss you realize on a subsequent conversion of foreign currency will be U.S. source ordinary income or loss.

     Passive Foreign Investment Company Status

     A non-U.S. corporation is a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (a) at least 75 percent of its gross income is passive income or (b) at least 50 percent of the quarterly average value of its assets is attributable to assets that produce or are held to produce passive income. Based on the market value of Electrolux’s shares, the composition of its assets and income and its operations, Electrolux believes it was not a PFIC during the year 2002. If Electrolux were a PFIC, for any taxable year in which you held ADSs or shares, you would be subject to special rules with respect to:

•	any gain realized on the sale or other disposition of ADSs or shares; and

•	any “excess distribution” made to you (generally, any distributions to you in respect of ADSs or shares during a single taxable year that are greater than 125 percent of the average annual distributions received by you in respect of ADSs or shares during the three preceding taxable years or, if shorter, your holding period for ADSs or shares).

     Application of the PFIC rules is complex. You should consult your own financial advisers regarding the possible application of the PFIC rules to the ADSs or shares.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENTS BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

     Electrolux is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended. In accordance with these requirements, Electrolux files reports and other information with the U.S. Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission’s regional office at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. Copies may also be obtained from the Commission’s website at http://www.sec.gov. Information about Electrolux is also available at http://www.electrolux.com. Information on Electrolux’s website does not form part of this document.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Risk Management

     The Group’s operations involve exposure to a variety of financial risks. The principal market risks (i.e. the risk of loss arising from adverse changes in market rates and prices) of Electrolux are:

•	The effect of changes in interest rates on the Group’s debt and investments made to manage liquidity.

•	Foreign exchange rate changes affecting the earnings of and investments in foreign subsidiaries.

•	Changes in commodity prices affecting the expenditure on raw material and components for goods produced.

In addition, Electrolux is exposed to financial and operational credit risks, as well as financing risks in relation to the Group’s capital requirements.

     The Board of Directors of Electrolux has authorized a financial policy for the Group for managing and controlling these risks and there are specific financial policies for each business sector (hereinafter referred to collectively as the “Financial Policy”). The risks are to be limited by use of financial instruments.

     Management of financial risks has largely been centralized in Stockholm in order to maximize the benefits of economies of scale and synergies. Furthermore there are four Regional Treasury Centers that manage local financial matters and that are located in Sweden, USA, Singapore and Brazil.

     Proprietary trading in currency and interest-bearing instruments is permitted within the framework of the Financial Policy and is centralized in Stockholm. This trading is primarily aimed at maintaining an appropriate information flow and a market knowledge that contribute to a proactive management of the Group’s financial risks. The market value of financial instruments used for proprietary trading at the end of 2002 was also SEK 5m.

     Interest Rate Risk

     The financial income and expense of Electrolux is dependent on both the volume of interest-bearing debt and interest-generating investments of surplus funds and the market rates on those liabilities and assets. As a consequence, Electrolux is subject to risks related to changing market interest levels. Interest rate risk refers to the effects of changes in interest rates on the Group’s net income.

     Electrolux has a centralized treasury organization that manages the debt and the investment of surplus liquidity. Long-term financing and the Group’s overall interest rate risk exposure are managed from Stockholm. Electrolux enters into interest rate swap agreements as part of the management of its debt portfolio. In accordance with these agreements, one party pays interest at a fixed rate and the other party pays interest at rates that vary according to a specified reference rate. The differential to be paid or received as interest rate changes is accrued and recognized as an adjustment of interest expense related to the debt (the accrual accounting method). The related amount payable to or receivable from counterparts is included in accrued expenses or accrued income.

     Factors determining the risk exposure associated with interest-bearing liabilities include the interest-fixing period. The Financial Policy states that the goal for the long-term loan portfolio is an average interest-fixing period of one year. Electrolux can choose to deviate from this policy on the basis of a mandate established by the Board of Directors. However, the maximum fixed-rate period is three years. At year-end 2002, the average interest-fixing period for long-term borrowings was 0.9 years (1.0). Interest rate swaps were actively used to manage the interest fixing period based on Group Treasury’s view on the development of the market interest rates. The unrealized market value of instruments aimed at managing the debt portfolio at year-end 2002 was SEK 209 m. The fixed interest period for liquid funds at year-end 2002 was 48 days (32).

     Interest Rate Risks – Sensitivity Analysis

     Assuming average 2002 volumes and interest composition, a one-percent shift in variable interest rates paid and received would impact Electrolux earnings by approximately SEK 0m (zero). The explanation for having zero sensitivity is that on average the Group’s variable interest generating assets and variable interest bearing debt were equal in size in 2002. This calculation is based on the variable interest rate denominated debt net of investments generating a variable interest income. The calculation of the debt portfolio is made including interest swaps aimed at adjusting the interest-fixing period. Electrolux acknowledges that the calculation is an approximation based on historical figures and does not take into consideration that the interest rates on debt and investments denominated in different currencies might move in opposite directions resulting in gains on one item being offset by losses on another. While management believes that the one-percent shift is a realistic risk scenario, it should not be viewed as a prediction of volatility in future interest rates.

     Foreign Exchange Risk

     Electrolux reports in Swedish kronor, but conducts its business in countries all over the world. This subjects the Group to foreign exchange risk. This risk refers to the adverse effects of changes in foreign exchange rates on the Group’s income and equity. In order to minimize such effects, the Group covers these risks within the framework of the Financial Policy. The major currencies that Electrolux is exposed to are the U.S. dollar (including currencies correlated with the dollar), the Euro and the British pound.

     The Group’s overall currency exposure is managed centrally. During 2002, changes in exchange rates had a net negative impact on operating income of approximately SEK –216m (641m), and on income after financial items of approximately SEK –100m (566m). Of the latter amount, approximately SEK –137m (479m) was related to the translation of subsidiary income statements into Swedish Krona.

     Long-term Borrowings, by Currency

		Interest		Average
		fixing		maturity,
Currency	Amount	years	Interest	years

	(SEKm)		%
USD	4,199	1.3	3.8	3.0
EUR	8,559	0.7	4.3	3.2
SEK	370	2.2	5.0	8.6
INR	176	1.8	10.3	1.8
Other	455	0.4	4.9	3.4

Total	13,759	0.9	4.2	3.3

     Derivatives in the form of interest and currency swaps are used to manage risk exposures in the debt portfolio and achieve a balance between the different currencies.

     Exposure Arising from Commercial Transactions

     Transactions between Group companies, suppliers and customers are subject to exposure to changes in exchange rates. The Group’s geographically widespread production reduces the effects of changes in exchange rates.

     The table below shows the distribution of the Group’s sales and operating expenses in major currencies.

Net Sales and
Expenses by	Share of 2002 Net	Share of 2002
Currency	Sales %	Expenses %

SEK	3	7
USD	38	39
EUR	29	35
GBP	5	3
Other	25	16

Total	100	100

     The Group’s Financial Policy requires hedging of forecasted sales in foreign currencies, taking into consideration the price fixing periods and the competitive environment. This implies that the various business sectors within Electrolux have varying policies for hedging depending on their commercial circumstances. Group subsidiaries cover their risks in commercial currency flows through the Group’s four Regional Treasury Centers. The financial operation thus assumes the currency risks and covers such risks externally through forward contracts and options. Exchange differences arising from commercial receivables and liabilities in foreign currency are included in operating income. Gains and losses on forward contracts are reported in the same period in which the corresponding cash flows arise. At year-end 2002, unrealized exchange rate gains on forward contracts amounted to SEK 150m (–114m). The effect of hedging on operating income during 2002 amounted to approximately SEK 112m (–168m). The net of hedging and transaction flows in the Group was positive.

     The Financial Policy permits the operating units to hedge flows up to 18 months. The current situation, however, is that flows are covered for a shorter period of time. Hedging is arranged for longer periods for certain significant transactions that are related to specific projects or exposures. Any deferred losses in such arrangements are included in the numbers above as well as any trading positions.

     Exposure Arising from Translation of Balance Sheets and Income Statements

     The net of assets and liabilities in foreign subsidiaries constitutes a net investment in foreign currency, which generates a translation difference upon consolidation. In order to limit negative effects on Group equity resulting from translation differences, hedging is executed on the basis of borrowings and derivative instruments, taking into account interest differentials.. This implies that the decline in value of a net investment, resulting from a rise in the exchange rate of the Swedish krona, is offset by the exchange gain on the parent company’s borrowings and forward contracts, and vice versa.

     Hedging of the Group’s equity takes place within the parent company. This hedging is achieved on the basis of borrowings and derivative instruments, which are distributed among different currencies in proportion to the Group’s net assets outside Sweden. The Financial Policy in 2002 required 50% coverage of foreign equity, excluding equity in Euros, but exceptions can be made within the framework of the Financial Policy. In February 2003 the benchmark for hedging of the equity was revised. The new policy stipulates that target foreign equity should be based upon the leverage in a particular currency. The leverage target of a net debt to equity relation of 0.8 times is used to calculate the new benchmark equity. Group Treasury hedges currency exposure over and above the the target equity by selling and buying currency forward and by borrowing in foreign currency.

     Net translation differences arising from consolidation of foreign subsidiaries amounted to SEK –1,786m (1,815m) in 2002. In computing these differences, due consideration is given to exchange rate differences in the parent company referring to borrowings and forward contracts which are intended as hedges for equity in foreign subsidiaries, less estimated taxes. This amount has been taken directly to equity in the consolidated balance sheet, in accordance with applicable accounting principles. However, translation losses referring to countries with highly inflationary economies have been charged against operating income.

     Changes in exchange rates also affect the Group’s income in connection with translation of income statements of foreign subsidiaries into SEK. In connection with the translation of income statements in foreign subsidiaries, changes in exchange rates had a negative effect of approximately SEK – 137m on net income for the year 2002 relative to 2001.

     Foreign Exchange Risks – Sensitivity Analysis

     Electrolux is particularly exposed to changes in exchange rates between Swedish kronor and the U.S. dollar, the Canadian dollar, the Euro and the British pound. For example a change up or down by 10% in the value of each of the USD, CAD, EUR and GBP against the SEK would affect the Group’s earnings in one year by approximately SEK -400 m, as a static calculation. The sensitivity analysis is subject to a number of limitations. The model assumes the distribution of earnings and costs effective at year-end 2002 and does not include any dynamic effects like changing competitive pattern or consumer behavior arising from such a change in exchange rates. Electrolux believes that those effects could be significant and possibly could change considerably the actual result of the aforementioned analysis. Neither does the model include estimations of future changes in sales or operating margins nor changes in the Group’s structure. The model does not include any existing forward contracts used for coverage of future cash flows. The market value of such contracts is, however, included in the section on commercial flows.

     Commodity Price Risks

     Electrolux is subject to market risks with respect to commodities since its ability to recover increased cost through higher pricing may be limited by the competitive environment in which it operates. Electrolux uses commodity futures to hedge small volumes of copper and aluminum.

     Credit Risk

     Credit risks within financial activities arise from the investment of liquid funds and as counterpart risks related to derivatives. In order to limit financial credit risk, a counterpart list built on public rating criteria has been established, which defines the maximum permissible exposure to approved counterparts.

     Financing Risk

     Financing risk refers to the risk that the financing of the Group’s capital requirements and the refinancing of existing loans will become more difficult or costly. These risks may be decreased by ensuring that maturity dates are evenly distributed over time and that total short-term borrowings do not exceed liquidity levels. Electrolux’s objective is to attain an average time to maturity for long-term debt of at least two years, and an even distribution of maturities. As a result of The Group’s positive cash flow, no additional long-term funding was raised in 2002. The average maturity of the Group’s long-term borrowings was close to three years at the end of 2002.

     Liquidity

     Electrolux goal is that liquid funds should correspond to at least 2.5% of annualized net sales. The Group also aims at maintaining the net liquidity level at approximately zero, with consideration for fluctuations arising in conjunction with acquisitions, divestments and seasonal variations. Net liquidity is defined as liquid funds less short-term borrowings. For 2002, liquid funds were 11.8% of annualized net sales, thereby considerably exceeding the Group’s minimum criterion, primarily due to strong operating cash flow.

     Borrowings

     At year-end 2002, the Group’s interest-bearing borrowings, including interest-bearing pension liabilities amounted to SEK 15,698m (23,183), of which SEK 13,759m (17,658) referred to long-term loans with average maturities of 3.3 years (3.6).

Net Borrowings	Dec. 31, 2002		Dec. 31, 2001		Dec. 31, 2000

			(SEKm)
Short-term loans		1,618		5,256	8,849
Long-term loans		13,759		17,658	16,299
Interest-bearing pensions		321		269	250
Total Interest-bearing liabilities		15,698		23,183	25,398
Liquid funds	-	14,300	-	12,374	-8,422

Net borrowings		1,398		10,809	16,976

Maturity Profile of Long-Term Borrowings	Dec. 31, 2002

2003	908
2004	3,497
2005	4,724
2006	592
2007	75
2008	3,147
2009 and thereafter	816

Total Long-Term Borrowings	13,759

     During 2002, no additional long-term loans were raised. A total of SEK 3,980m in loans were amortized. Short-term loans also decreased as a result of a reduced need for borrowing. The remaining short-term loans pertain primarily to countries with capital restrictions.

Ratings

     Electrolux has an Investment Grade rating from the three leading international rating institutions, Moody’s, Fitch and Standard & Poor’s. All three institutions kept their long-term rating unchanged during the year. However, Fitch improved the long-term outlook to stable and the other two institutions kept their outlook at stable and positive. Standard and Poor’s changed the outlook to stable on March 20, 2003.

Short-term debt
Rating Agency	Long-term debt	Outlook	Short-term debt	Sweden (only)

Fitch	BBB+	Stable	F-2
Moody’s	Baa1	Stable	P-2
Standard & Poor’s	BBB+	Stable	A-2	K-1

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

     Within 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on the foregoing, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective in timely identifying material information potentially required to be included in the Company’s SEC filings.

     There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect the internal controls subsequent to the date the Company completed its evaluation.

ITEM 16.

     Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

     Attached. See page F-1: Index to Financial Statements.

ITEM 18. FINANCIAL STATEMENTS

     The Company has elected to furnish the financial statements and related information specified in Item 17 in lieu of responding to this item.

ITEM 19. EXHIBITS

1.	Articles of Association of the Company, as amended on May 2, 2002.

2.	Form of Amended and Restated Deposit Agreement dated as of February 2003 between the Company and JPMorgan Chase Bank, New York, (incorporated herein by reference to Exhibit 3(a) to the Company’s filing on Form F-6 filed February 13, 2003).

8.	List of the Company’s subsidiaries. Please see Note 25 to the consolidated financial statements.

12.1	Consent of PricewaterhouseCoopers AB, independent auditors to the Company.

12.2	Consent of KPMG Bohlins AB, independent auditors to the Company.

12.3	Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

ITEM 17 FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS

     To the Board of Directors and Shareholders of AB Electrolux

     In our opinion, the accompanying consolidated balance sheet and the related consolidated income statement, statement of cash flow and statement of changes in stockholders’ equity present fairly, in all material respects, the financial position of AB Electrolux and its subsidiaries at December 31, 2002 and the results of their operations and their cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in Sweden. In addition, in our opinion, the financial statement schedule as listed in the accompanying index for the year ended December 31, 2002 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in Sweden and the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     As discussed in the Accounting and Valuation Principles note to the financial statements, with effect from January 1, 2002, the Company prospectively adopted RR 15, Intangible Assets.

     Accounting principles generally accepted in Sweden vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income, expressed in Swedish Kronor, for the year ended December 31, 2002 and the determination of consolidated stockholders’ equity, expressed in Swedish Kronor, at December 31, 2002 to the extent summarized in Note 26 to the consolidated financial statements.

     /s/ PricewaterhouseCoopers AB

     PricewaterhouseCoopers AB

     Stockholm, Sweden

     February 11, 2003

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
AB Electrolux

     We have audited the consolidated balance sheet of AB Electrolux and subsidiaries as at December 31, 2001 and related consolidated statements of income, cash flows and changes in stockholders’ equity for each of the years in the two year period ended December 31, 2001 as listed in the accompanying index. In connection with our audit of these consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index for the years ended December 31, 2001 and 2000. These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in Sweden and in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AB Electrolux and subsidiaries as of December 31, 2001 and the results of their operations and their cash flows for each of the years in the two year period ended December 31, 2001 in conformity with generally accepted accounting principles in Sweden. Also in our opinion, the related financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein for the years ended December 31, 2001 and 2000.

     Generally accepted accounting principles in Sweden vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected net income for each of the years in the two year period ended December 31, 2001 and stockholders’ equity as at December 31, 2001 and 2000 to the extent summarized in Note 26 to the consolidated financial statements. As discussed in Note 26, the financial information prepared in accordance with generally accepted accounting principles in the United States as of December 31, 2001 and 2000 has been restated.

/s/ KPMG Bohlins AB

KPMG Bohlins AB

Stockholm, Sweden

February 7, 2002, except for the restatement and reclassification of certain U.S. GAAP information described in Note 26 under “Restatement of prior periods” and “Discontinued operations” as to which the date is June 10, 2003.

AB ELECTROLUX AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
YEARS ENDED DECEMBER 31

(SEKm)	2002	2001	2000

		(SEKm)
Net Sales (Note 2)	133,150	135,803	124,493
Cost of goods sold	-101,705	-105,654	-93,549

Gross Profit	31,445	30,149	30,944
Selling expense	-17,738	-17,806	-17,092
Administrative expense	-5,405	-5,790	-5,585
Other operating income (Note 3)	135	150	130
Other operating expenses (Note 4)	-272	-281	-347
Items affecting comparability (Note 5)	-434	-141	-448

Operating Income (Note 2,6,23)	7,731	6,281	7,602
Financial income (Note 7)	947	973	1,029
Financial expense (Note 7)	-1,133	-2,039	-2,101

Income after financial items	7,545	5,215	6,530
Taxes (Note 8)	-2,459	-1,477	-2,121
Minority interests in net income (Note 9)	9	132	48

Net income	5,095	3,870	4,457

Net income per share, basic and diluted SEK (Note 10)	15.60	11.35	12.40

     The accompanying notes form an integral part of these consolidated financial statements.

AB ELECTROLUX AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
YEARS ENDED DECEMBER 31

ASSETS (SEKm)		2002		2001

		(SEKm)
Fixed assets
Intangible assets (Note 11)		4,928		5,159
Tangible assets (Note 12)		18,188		22,526
Financial assets (Note 13)		1,591		1,888
Deferred tax assets (Note 8)		2,991		2,778

Total fixed assets		27,698		32,351

Current assets
Inventories (Note 14)		15,614		17,001
Current receivables
Accounts receivable	22,484		24,189
Other receivables	4,293		7,015
Prepaid expense and accrued income	1,035	27,812	1,517	32,721

Liquid funds:
Short-term investments	8,316		4,061
Cash and bank balances	5,984	14,300	8,313	12,374

Total current assets		57,726		62,096

TOTAL ASSETS		85,424		94,447

Assets pledged (Note 15)		1,908		2,410

     The accompanying notes form an integral part of these consolidated financial statements

AB ELECTROLUX AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
YEARS ENDED DECEMBER 31

EQUITY AND LIABILITIES (SEKm)	2002		2001

Equity (Note 16)
Share capital (Note 17)	1,694		1,831
Restricted reserves	14,287		13,438
Retained earnings	6,553		9,725
Net income	5,095	27,629	3,870	28,864

Minority interests	592		699

Provisions
Provisions for pensions and similar commitments (Note 18)	6,018		4,095
Deferred tax liabilities (Note 8)	1,998		1,848
Other provisions (Note 19)	5,582	13,598	6,493	12,436

Financial liabilities
Long-term bond loans (Note 20)	7,790		9,637
Mortgages, promissory notes (Note 20)	5,969		8,021
Short-term loans	1,618	15,377	5,256	22,914

Operating liabilities
Accounts payable	16,223		17,304
Tax liabilities	1,211		1,198
Other liabilities	2,535		2,612
Accrued expense and prepaid income (Note 21)	8,259	28,228	8,420	29,534

TOTAL EQUITY AND LIABILITIES	85,424			94,447

Contingent liabilities (Note 22)	949			1,220

     The accompanying notes form an integral part of these consolidated financial statements.

AB ELECTROLUX AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
YEARS ENDED DECEMBER 31

CASH-FLOW STATEMENTS (SEKm)	2002		2001		2000

Operations
Income after financial items		7,545		5,215		6,530
Depreciation and amortization		3,854		4,277		3,810
Capital gains/loss included in operating income		-1,910		-2,931		-249
Provision for restructuring		1,551		1,975		877
Provision for pension litigation		-913		-1,192		—

		10,127		7,344		10,968

Taxes paid		-1,027		-1,496		-2,329

Cash flow from operations excluding change in operating assets and liabilities		9,100		5,848		8,639
Change in operating assets and liabilities
Change in inventories		-706		1,164		-17
Change in accounts receivable		28		-50		-884
Change in other current assets		832		146		-3,002
Change in current liabilities and provisions		1,651		2,374		1,363

Cash flow from operations		10,905		9,482		6,099

Investments
Trademark		—		—		-450
Acquisition of operations (Note 23)		-1,542		-2,524		-496
Divestment of operations (Note 23)		3,771		7,385		1,126
Machinery, buildings, land, construction in progress, etc.		-3,335		-4,195		-4,423
Capitalization of product development and software		-195		—		—
Other		290		547		876

Cash flow from (used in) investments		-1,011		1,213		-3,367

Total cash flow from operations and investments		9,894		10,695		2,732

Financing
Change in short-term loans (Note 23)		-2,096		-4,232		1,784
Change in long-term loans		-2,061		173		-2,206
Dividend		-1,483		-1,365		-1,282
Repurchase of shares		-1,703		-1,752		-3,193

Cash flow financing		-7,343		-7,176		-4,897

Total cash flow		2,551		3,519		-2,165
Liquid funds at beginning of year		12,374		8,422		10,312
Exchange-rate differences relating to liquid funds		-625		433		275
Liquid funds at year-end		14,300		12,374		8,422

Change in net borrowings
Total cash flow excluding change in loans		6,708		7,578		-1,743
Net borrowings at beginning of year	-	10,809	-	16,976	-	13,423
Exchange-rate differences relating to net liquidity		2,703		-1,411		-1,810
Net borrowings at year-end		-1,398	-	10,809	-	16,976

     The accompanying notes form an integral part of these consolidated financial statements.

AB ELECTROLUX AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31

	Capital Stock
	par value	Restricted	Retained
	A and B shares	Reserves	Earnings	Total

	(SEKm, except per share amounts)
Balance at December 31, 1999	1,831	11,036	12,914	25,781
Cash dividend (SEK 3.50 per share)			-1,282	-1,282
Repurchase of shares			-3,193	-3,193
Adjustments for translation differences			561	561
Transfer of retained earnings		814	-814	0
Net income			4,457	4,457

Balance at December 31, 2000	1,831	11,850	12,643	26,324

Balance at December 31, 2000	1,831	11,850	12,643	26,324
Cash dividend (SEK 4.00 per share)			-1,365	-1,365
Repurchase of shares			-1,752	-1,752
Adjustments for translation differences			1,787	1,787
Transfer of retained earnings		1,588	-1,588	0
Net income			3,870	3,870

Balance at December 31, 2001	1,831	13,438	13,595	28,864

Balance at December 31, 2001	1,831	13,438	13,595	28,864
Cancellation of shares	-137	137	—	—
Cash dividend (SEK 4.50 per share)			-1,483	-1,483
Repurchase of shares			-1,703	-1,703
Minimum liability, U.S. pensions			-1,335	-1,335
Adjustments for translation differences			-1,809	-1,809
Transfer of retained earnings		712	-712	—
Net income			5,095	5,095

Balance at December 31, 2002	1,694	14,287	11,648	27,629

     The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Accounting and Valuation Principles

General accounting principles

     The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Sweden, thereby applying the standards of the Swedish Financial Accounting Standards Council (Redovisningsrådet). These accounting principles differ in certain significant respects from those in the United States. For a description of significant differences, see Note 26. In the interest of achieving comparable financial information within the Group, Electrolux companies apply uniform accounting rules as define in the Electrolux Accounting Manual, irrespective of national legislation. In some countries it is permissible to make additional allocations, which are reported under “Restricted equity” after deduction of deferred taxes.

     The following should be noted:

•	A number of new standards from the Swedish Financial Standards Council, RR1:00 Consolidated financial statements, RR15 Intangible assets, RR16 Provisions, contingent liabilities and contingent assets, RR17 Impairment of assets, RR21 Borrowing costs and RR23 Related party disclosures, came into effect as of January 1, 2002. The implementation of the new standards has had no material effect on the consolidated financial statements, except for RR15 (see below). Electrolux has applied the new standards RR2:02 Inventories, RR22 Presentation of financial statements, RR24 Investment property, RR25 Segment reporting, RR26 Events after the balance sheet date, RR27 Financial instruments: Disclosure and presentation, and RR28 Accounting for government grants as of January 1, 2003.

•	RR15, Intangible Assets, states that development of products and software should be capitalized under certain conditions. Electrolux capitalizes expenses for new products and software provided that the level of certainty of their future economic benefits and useful life is high. Capitalization has been limited to development projects initiated after January 1, 2002 and amounts to SEK 195m (before amortization).

Principles applied for consolidation

     The consolidated financial statements have been prepared in accordance with Standard RR1:00 of the Swedish Financial Accounting Standards Council and applying the purchase method, whereby the assets and liabilities in a subsidiary on the date of acquisition are evaluated to determine the acquisition value to the Group. Any differences between the acquisition price and the fair value of the acquired net assets are reported as goodwill or negative goodwill. All intercompany balances and transactions have been eliminated on consolidation.

Definition of Group companies

     The consolidated financial statements include Aktiebolaget Electrolux and all companies in which the parent company at year-end directly or indirectly owns more than 50% of the voting rights referring to all shares and participations, or in which the Company exercises decisive control in other manner.

     The following applies to acquisitions and divestments during the year:

•	Companies acquired during the year have been included in the consolidated income statement as of the date of acquisition.

•	Companies divested during the year have been included in the consolidated income statement up to and including the date of divestment.

At year-end 2002 the Group comprised 409 (370) operating units, and 299 (290) companies.

Associated companies

     Major investments in associated companies, i.e. those in which the parent company directly or indirectly owned 20-50% of the voting rights, have been reported according to the equity method. This means that the Group’s share of income before taxes in an associated company is reported as part of the Group’s operating income and the Group’s share of taxes is reported as part of the Group’s taxes. Investments in such a company are reported at a value corresponding to the Group’s share of the company’s equity, adjusted for possible over- and undervalue. Joint ventures are reported according to the equity method.

Translations of financial statements in foreign subsidiaries

     The balance sheets of foreign subsidiaries have been translated into Swedish kronor at year-end rates. Income statements have been translated at the average rates for the year. Translation differences thus arising have been taken directly to equity.

     The above principles have not been applied for subsidiaries in countries with highly inflationary economies. Translation differences referring to these companies have been charged against income. This method enables increases and/or decreases in equity in countries with highly inflationary economies to be reported in their entirety in the consolidated income statement.

Hedging of net investment

     The parent Company uses forward contracts and loans in foreign currencies in hedging certain investments. Exchange-rate differences related to these contracts and loans have been charged to the Group’s equity after deduction of taxes, to the extent to which there are corresponding translation differences.

General accounting and valuation principles

Revenue recognition

     Sales are recorded net of VAT (Value-Added Tax), specific sales taxes, returns and trade discounts. Sales are recognized when the significant risks and rewards connected with ownership of the goods have been transferred to the buyer and the Group retains neither a continuing right to dispose of the goods nor effective control of those goods and when the amount of revenue can be measured reliably. This means that sales are recorded upon delivery of goods to customers in accordance with agreed terms of sales. Revenues from services are recorded when the services have been performed.

Other operating income and expense

     These items include profits and losses arising from sale of fixed assets and divestment of operations, as well as the share of income in associated companies. Other operating expense also includes depreciation of goodwill. See Notes 3 and 4.

Items affecting comparability

     This item includes events and transactions with significant effect in comparing income for the current period with previous periods.

Borrowing costs

     Borrowing costs are recognized as an expense in the period in which they are incurred.

Taxes

     Taxes include current and deferred taxes applying the liability method. Deferred taxes are calculated using enacted tax rates. Taxes incurred by Electrolux Group are affected by appropriation and other taxable (for tax-related) transactions in the individual Group companies. They are also affected by utilization of tax losses carried forward referring to previous years or to acquired companies. This applies to both Swedish and foreign Group companies. Deferred tax assets on tax losses and temporary differences are recognized only if it is probable that they will be utilized in the near future.

     A comparison of the Group’s theoretical and actual tax rates and other disclosures are provided in Note 8.

Intangible fixed assets

     Goodwill is reported as an intangible asset and is amortized over the estimated useful life, which is usually 10-20 years. Goodwill arising from strategic acquisitions is amortized over 20-40 years.

     Acquisitions are an important component of the Group’s expansion, and are often made in competition with other companies whose accounting practices differ from the Swedish e.g., with respect to goodwill. Electrolux applies an amortization period of 40 years for the goodwill arising from the strategically important acquisitions of Zanussi, White Consolidated Industries, American Yard Products and Email.

     The carrying values of all intangible assets are examined each year to determine whether impairment exceeding the annual amortization exists.

     The right to use the Electrolux brand in North America acquired in May 2000 is depreciated over 40 years in the consolidated accounts. The estimated useful life is consistent with consistent with that used goodwill for acquisitions in North America.

Tangible fixed assets

     Tangible fixed assets are stated at historical cost less straight-line accumulated depreciation, which is based on the estimated useful life of the asset.

     These are:

Buildings	10-40 years
Machinery and technical Installations	3-15 years
Other equipment	3-10 years

Financial fixed assets

     Shares and participations in major associated companies are accounted for according to the equity method. Other financial fixed assets are reported at acquisition value.

     The book values of all financial fixed assets are examined each year to determine whether impairment is necessary.

Receivables and liabilities in foreign currency

     Receivables and liabilities are valued at year-end rates. Financial receivables and liabilities for which forward contracts have been arranged are reported at the spot rates prevailing on the date of the contracts. The premium is amortized on a current basis and reported as interest.

     Loans and forward contracts intended as hedges for foreign net investments are reported in the Parent Company at the rate prevailing on the date when the loan or contact was established. In the consolidated accounts, these loans and forward contracts are valued at year-end rates and the exchange rate differences of the Parent Company are charged directly to equity after deduction of taxes.

     With regard to forward contracts intended as hedges for the cross-border flow of goods and services, accounts receivable and accounts payable are valued at contract rates.

Inventories

     Inventories are valued at the lower of acquisition cost and market value. Acquisition cost is computed according to the first-in, first-out method (FIFO). Appropriate provisions have been made for obsolescence.

Pensions

     The methods for calculating and accounting pension costs and pension liabilities differ from country to country. The companies report according to local rules, and the reported figures are included in the consolidated accounts of the Group.

Cash flow

     The cash flow statement has been prepared according to the indirect method.

Use of estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Note 2. Net Sales and Operating Income

	Net Sales			Operating Income

	2002	2001	2000	2002	2001	2000

			(SEKm)
Net sales and Operating income, by business area
Consumer Durables	111,520	108,990	98,488	6,587	4,629	5,779
Professional Indoor Products	10,887	17,073	17,561	753	1,070	1,577
Professional Outdoor Products	10,597	9,452	8,039	1,508	1,313	1,153
Other	146	288	405	-233	-158	-59
Common Group Cost	—	—	—	-450	-432	-400
Items affecting comparability	—	—	—	-434	-141	-448

Total	133,150	135,803	124,493	7,731	6,281	7,602

Net sales and operating income, by geographical area
Europe	61,633	63,455	58,169	4,743	4,401	4,353
North America	53,026	52,907	52,906	3,511	2,162	3,884
Rest of the world	18,491	19,441	13,418	-89	-141	-187
Items affecting comparability	—	—	—	-434	-141	-448

Total	133,150	135,803	124,493	7,731	6,281	7,602

     Operating income includes net exchange differences in the amount of SEK –7m (-248m). Net sales in Sweden amounted to SEK 4,473m (4,518m). Exports from Sweden during the year amounted to SEK 10,547m (9,409m), of which SEK 8,587m (7,286m) were to Group subsidiaries. The Group’s Swedish factories accounted for 6.8% (6.4%) of the total value of production. Costs of research and development amounted to SEK 1,627m (1,793m) and are included in Costs of goods sold.

Note 3. Other Operating Income (SEKm)

	2002	2001	2000

Gain on sale of:
Tangible fixed assets	62	119	78
Operations and shares	73	31	52

Total	135	150	130

Note 4. Other Operating Expense (SEKm)

	2002	2001	2000

Loss on sale of:
Tangible fixed assets	-43	-8	-60
Operations and shares	-23	-28	-62
Shares of income in associated companies	24	12	-19
Amortization on goodwill	-230	-257	-206

Total	-272	-281	-347

Note 5. Items Affecting Comparability (SEKm)

	2002	2001	2000

Capital gain, Leisure appliances	1,800	3,120	—
Other capital gains	110	—	—
Restructuring and impairment	-2,344	-3,261	—
Allocation of SPP pension refunds	—	—	435
Capital gain, professional refrigeration	—	—	241
Restructuring, Consumer Durables	—	—	-883
Restructuring, Professional Products	—	—	-241

Total	-434	-141	-448

     In 2002 SEK 1,800m related to the capital gain from the divestment of the leisure-appliances product line. Provisions for restructuring amounted to SEK –2,344 and included SEK –1,338m that referred mainly to major appliances, mainly outside Europe, and compressors and SEK –1,006m that related to write-downs of assets within compressors and other under-performing operations.

     In 2001 SEK 3,120m related to the capital gain from the divestment of the leisure-appliances product line. Provisions for restructuring amounted to SEK –3,261m and included SEK –1,763m that referred mainly to the components product line and SEK –1,498m to major appliances in Europe.

     The capital gain in 2000 refers to the divestment of the operations in professional refrigeration.

Note 6. Leasing

     In 2002 the Group rented 1.3 million square meters in accordance with operational leasing contracts. The Group also has leasing contracts for office equipment, etc. The Group’s leasing costs for 2000, 2001 and 2002 and future payment obligations for 2003 and onward amount to:

Leasing Costs 2000-2002			Future Lease Obligations

	Operating	Financial		Operating	Financial
	Leases	Leases		Leases	Leases

2000	828	53	2003	951	46
2001	1,032	44	2004-07	2,003	85
2002	993	47	2008-	763	—

			Total	3,717	131

     The book value of assets under financial leases consists of building and land in the amount of SEK 169m.

Note 7. Financial Income and Expense (SEKm)

Financial Income	2002	2001	2000

Interest income and similar items	942	972	1,011
Dividends	5	1	18

Total financial income	947	973	1,029

Financial expense
Interest expense and similar items	-1,182	-2,059	-2,110
Exchange rate differences on other loans and borrowings, net	49	20	9

Total financial expense	-1,133	-2,039	-2,101

     Premiums on forward contracts intended as hedges for foreign net investments have been amortized as interest in the amount of SEK -114m (-54m). In the consolidated accounts, exchange rate differences in the Parent Company on loans and forward contracts, intended as hedges for foreign net investments, have been charged to equity after deduction of taxes. The net change in equity was SEK 889m (-592m).

Note 8. Taxes (SEKm)

	2002	2001	2000

Current taxes	-1,772	-1,160	-1,860
Deferred taxes	-676	-305	-249
Group share of taxes in associated companies	-11	-12	-12

Total	-2,459	-1,477	-2,121

     Total current tax on the net gain when the remaining part of the Leisure appliances product line was sold amounted to SEK 151m. Acquired and sold units have added a net SEK 227m of deferred tax assets, reduced deferred tax assets, reduced deferred tax with a net SEK 97m and reduced tax receivables with a net SEK 4m and tax payables with a net SEK 40m.

     As of December 31, 2002 the Group had a tax loss carried forward and other deductible, temporary differences of SEK 3,535m (3,765m), which have not been included in computation of deferred tax assets.

			Group
	Assets		Liabilities		Net

	2002	2001	2002	2001	2002	2001

Deferred tax assets and liabilities
Tangible fixed assets	358	62	1,559	1,813	-1,201	-1,751
Inventories	197	143	495	646	-298	-503
Receivables	126	80	19	26	107	54
Operating liabilities	739	781	—	—	739	781
Provisions for pensions and similar commitments	470	130	—	—	470	130
Other provisions	1,312	1,420	282	379	1,030	1,041
Other items	9	182	352	17	-343	165
Tax value of loss carry-forwards	489	1,013	—	—	489	1,013

Tax assets/liabilities	3,700	3,811	2,707	2,881	993	930

Set off tax	-709	-1,033	-709	-1,033	—	—

Net tax assets/liabilities	2,991	2,778	1,998	1,848	993	930

	2002	2001	2000

Theoretical and actual tax rates (%)
Theoretical tax rate	37.2	38.0	38.2
Losses for which deductions have not been made	4.6	5.8	3.5
Increase in valuation allowance for prior year foreign net operating loss	—	9.3	—
Non-taxable income statement items, net	-8.7	-10.0	-2.1
Timing differences	-3.2	5.8	-3.0
Utilized tax-loss carry-forwards	-0.8	-12.2	-3.3
Deferred tax assets not previously recognized	—	-9.3	—
Dividend tax	0.4	0.6	—
Other	3.1	0.3	-0.8

Actual tax rate	32.6	28.3	32.5

     The theoretical rate for the Group is calculated on the basis of the weighted total Group near sales per country, multiplied by the local statutory tax rates. In addition, the theoretical tax rate is adjusted for the effect of non-deductible amortization of goodwill.

Note 9. Minority Interest (SEKm)

	2002	2001	2000

Minority Interest in:
Income after financial items	2	133	43
Taxes	7	-1	5

Net income	9	132	48

Note 10. Net Income Per Share

	2002	2001	2000

Net income, SEKm	5,095	3,870	4,457
Number of shares 1)	327,093,373	340,064,997	359,083,955
Net income per share, basic and diluted SEK	15.60	11.35	12.40

1)	Weighted average number of shares outstanding during the year, after repurchase of own shares

Note 11. Intangible Assets

		Product
	Goodwill	development	Software	Other	Total

	(SEKm)
Acquisition costs
Closing balance Dec. 31, 2000	6,145	—	—	783	6,928
Acquired during the year	1,461	—	—	6	1,467
Sold during the year				-141	-141
Fully amortized	-344	—	—	—	-344
Exchange-rate differences	524	—	—	21	545

Closing balance Dec. 31, 2001	7,645	—	—	810	8,455

Acquired during the year	638	—	—	80	718
Development	—	176	19	—	195
Fully amortized	-727	—	—	—	-727
Sold during the year	-159	—	—	—	-159
Exchange-rate differences	-918	—	—	-132	-1,050

Closing balance Dec. 31, 2002	6,479	176	19	758	7,432

Accumulated depreciation according to plan
Closing balance Dec. 31, 2000	2,710	—	—	225	2,935
Depreciation for the year	257	—	—	20	277
Sold during the year	-129	—	—	—	-129
Fully amortized	-344	—	—	—	-344
Impairment	311	—	—	—	311
Exchange-rate differences	232	—	—	14	246

Closing balance Dec. 31, 2001	3,037	—	—	259	3,296

Depreciation for the year	230	—	—	31	268
Sold and acquired during the year	-35	5	2	4	-31
Fully amortized	-727	—	—	—	-727
Impairment	195	—	—	1	196
Exchange-rate differences	-389	—	—	-109	-498

Closing balance Dec. 31, 2002	2,311	5	2	186	2,504

		—	—
Net book value Dec. 31, 2001	4,608	—	—	551	5,159

Net book value Dec. 31, 2002	4,168	171	17	572	4,928

Note 12. Tangible Fixed Assets

		Machinery and		Construction in
	Buildings	technical	Other	progress and
	and land	installations	equipment	advances	Total

			(SEKm)
Acquisition costs
Closing balance Dec. 31, 2000	11,931	36,401	4,018	2,928	55,278
Acquired during the year	186	1,413	405	2,191	4,195
Corporate acquisitions	313	1,086	106	40	1,545
Corporate divestments	-249	-935	-91	-10	-1,285
Transfer of work in progress and advances	204	1897	-58	-2,043	0
Sales, scrapping, etc.	-402	-2,604	-1,107	-59	-4,172
Exchange rate differences	885	2,779	259	323	4,246

Closing balance, Dec. 31, 2001	12,868	40,037	3,532	3,370	59,807
Acquired during the year	118	1,227	263	1,727	3,335
Corporate acquisitions	531	232	161	5	929
Corporate divestments	-334	-3,017	-482	-60	-3,893
Transfer of work in progress and advances	228	3,147	-49	-3,326	0
Sales, scrapping, etc.	-634	-1,834	-389	-21	-2,878
Exchange rate differences	-1,197	-3,844	-184	-617	-5,842

Closing balance Dec. 31, 2002	11,580	35,948	2,852	1,078	51,458

Accumulated depreciation according to plan
Closing balance Dec. 31, 2000	4,675	25,806	2,409	—	32,890
Depreciation for the year	389	3,116	495	—	4,000
Corporate acquisitions	11	617	48	—	676
Corporate divestments	-106	-718	-73	—	-897
Sales, scrapping, etc.	-138	-2,197	-725	—	-3,060
Impairment	227	864	—	—	1,091
Exchange differences	375	2,042	164	—	2,581

Closing balance Dec. 31, 2001	5,433	29,530	2,318	—	37,281
Depreciation for the year	391	2,894	301	—	3,586
Corporate acquisitions	220	143	119	—	482
Corporate divestments	-137	-2,429	-359	—	-2,925
Sales, scrapping, etc.	-329	-1,725	-389	—	-2,444
Impairment	323	672	36	—	1,032
Exchange rate differences	-525	-3,108	-109	—	-3,742

Closing balance Dec. 31, 2002	5,376	25,977	1,917	—	33,270

Net book value Dec. 31, 2001	7,435	10,507	1,214	3,370	22,526

Net book value Dec. 31, 2002	6,204	9,971	935	1,078	18,188

     Tax assessment value for Swedish Group companies was for buildings SEK 332m (330m), and land SEK 66m (72m). The corresponding book values for buildings were SEK 181m (166)m, and land SEK 22m (20m). Accumulated write-ups on buildings and land were at year-end SEK 147m (159m).

Note 13. Financial Fixed Assets

	2002	2001

	(SEKm)
Participations in associated companies	167	190
Participations in other companies	80	85
Long-term holdings in securities	262	291
Other receivables	1,082	1,322

Total	1,591	1,888

     A specification of shares and participations is given in Note 25.

Note 14. Inventories

	2002	2001

	(SEKm)
Raw materials	4,017	4,585
Products in progress	778	898
Finished products	11,153	11,876
Advances to suppliers	71	93
Advances from customers	-405	-451

Total	15,614	17,001

Note 15. Assets Pledged For Liabilities To Credit institutions

	2002	2001

	(SEKm)
Real-estate mortgages	1,090	1,384
Corporate mortgages	9	28
Receivables	124	285
Inventories	238	450
Other	447	263

Total	1,908	2,410

Note 16. Equity

	Share	Restricted	Retained	Net
	capital	reserves	earnings	income	Total

			(SEKm)
Closing balance, Dec. 31, 1999	1,831	11,036	8,739	4,175	25,781
Transfer of retained earnings	—	—	4,175	-4,175	—
Dividend payment	—	—	-1,282	—	-1,282
Repurchase of shares	—	—	-3,193	—	-3,193
Translation differences	—	—	561	—	561
Transfer between restricted and unrestricted equity	—	814	-814	—	—
Net income	—	—	—	4,457	4,457

Closing balance Dec. 31, 2000	1,831	11,850	8,186	4,457	26,324
Transfer of retained earnings	—	—	4,457	-4,457	—
Dividend payment	—	—	-1,365	—	-1,365
Repurchase of shares	—	—	-1,752	—	-1,752
Dividends to minority shareholders	—	—	-28	—	-28
Translation differences	—	—	1,815	—	1,815
Transfers between restricted and unrestricted equity	—	1,588	-1,588	—	—
Net income	—	—	—	3,870	3,870

Closing balance Dec. 31, 2001	1,831	13,438	9,725	3,870	28,864
Transfer of retained earnings	—	—	3,870	-3,870	—
Cancellation of shares	-137	137	—	—	—
Dividend payment	—	—	-1,483	—	-1,483
Repurchase of shares	—	—	-1,703	—	-1,703
Dividends to minority shareholders	—	—	-23	—	-23
Minimum liability, U.S. pensions	—	—	-1,335	—	-1,335
Translation differences	—	—	-1,786	—	-1,786
Transfers between restricted and unrestricted equity	—	712	-712	—	—
Net income	—	—	—	5,095	5,095

Closing balance Dec. 31, 2002	1,694	14,287	6,553	5,095	27,629

     Unrestricted consolidated earnings amounted to SEK 11,648m. No allocation to restricted reserves is required. The accumulated translation differences charged to equity since January 1, 1998 amount to SEK –324m (1,462m). Translation differences in 2002 amounted to SEK -1,786m and have been reduced by SEK 889m through equity hedging.

Note 17. Share Capital and Number of Shares

     On December 31, 2002 the share capital comprised the following:

Value at par (SEKm)

10,000,000 A-shares, par value SEK 5	50
328,712,580 B-shares, par value SEK 5	1,644

Total	1,694

     A-shares carry one vote and B-shares one-tenth of a vote.

     As of December 31, 2002 Electrolux had repurchased 20,394,052 B-shares, with a total par value of SEK 102m. The average number of shares outstanding during the year has been 327,093,373 (340,064,997).

Note 18. Provisions for Pensions and Similar Commitments (SEKm)

	2002	2001

Interest-bearing pensions	321	269
Other pensions	2,801	744
Other commitments	2,896	3,082

Total	6,018	4,095

Pension liabilities

     The Group sponsors pension plans in many of the countries where it has significant activities. Pension plans can be defined contribution or defined benefit plans or a combination of both, and follow, in general, the local practices.

     The Group’s major defined benefit plans cover employees in the United States, UK, Switzerland, Germany and Sweden. The German plan is unfunded and the plans in the United States, UK, Switzerland and Sweden are funded.

     The methods for calculating and accounting for pension costs and pension liabilities differ from country to country. The companies report according to local rules, and the reported figures are included in consolidated accounts of the Group.

     In case of underfunding, U.S. rules require companies to record an additional minimum liability. Following these rules the Group has booked an additional pre-tax pension liability of SEK 2,154m, which, after deduction of deferred taxes, has resulted in a charge to equity of SEK 1,335m. The adjustment will be reversed when the underfunding situation ends.

     All pension assets are managed by external investment companies and the portfolios comprise both shares and interest-bearing securities.

Other commitments

     In addition to providing pension benefits, the Group provides other post retirement benefits, primarily health care benefits for some of its employees in certain countries (e.g. United States).

     In some countries, local regulations require companies to make provisions for obligatory severance payments. These provisions cover the Group’s commitment to pay employees a lump sum upon reaching retirement age, or upon the employees’ dismissal or resignation.

Swedish pension foundations

     The pension liabilities of the Group’s Swedish defined benefit pension plans are funded through two pension foundations established in 1998. The market value of the assets of the foundations amounted to SEK 766m and SEK 264m, while the pension commitments amounted to SEK 817m and SEK 349m respectively as per December 31, 2002. The net deficit of SEK 136m is recorded as liabilities to the pension foundations.

Note 19. Other Provisions

	Provisions
	For Restructuring
			Warranty	Pension
	Acquisition	Other	Commitments	Litigation	Other	Total

	(SEKm)
Closing balance Dec. 31, 2000	—	1,020	1,072	2,135	2,380	6,607
Provisions made	—	1,276	766	—	1,092	3,134
Provisions assed	—	-545	-636	-1,158	-890	-3,229
Unused amounts reversed	—	—	-26	-104	-105	-235
Exchange rate differences	—	20	47	211	-62	216

Closing balance Dec. 31, 2001	—	1,771	1,223	1,084	2,415	6,493
Provision made	166	886	723	—	810	2,585
Provisions used	-13	-751	-390	-880	-656	-2690
Unused reversed	—	—	-45	-75	-70	-190
Exchange rate differences	1	-113	-93	-129	-282	-616

Closing balance Dec. 31, 2002	154	1,793	1,418	—	2,217	5,582

Note 20. Interest-Bearing Liabilities

	2002	2001

	(SEKm)
Short-term loans	1,618	5,256
Long-term loans	13,759	17,658
Interest-bearing pensions	321	269

Total	15,698	23,183

	2002	2001

	(SEKm)
Long-term borrowings including swap-transactions, by currency:
USD	4,199	6,449
EUR	8,559	10,080
Other currencies	1,001	1,129

Total	13,759	17,658

SEKm

Long-term borrowings mature as follows:
2003	908
2004	3,497
2005	4,724
2006	592
2007	75
2008	3,147
2009 and thereafter	816

Total	13,759

     At year-end 2002 the Group had unutilized, uncommitted credit facilities in the amount of SEK 31,750m (23,756m).

Note 21. Accrued Expense and Prepaid Income (SEKm)

	2002	2001

	(SEKm)
Accrued holiday pay	1,214	1,299
Other accrued payroll costs	1,217	1,081
Accrued interest expense	199	265
Prepaid income	1,040	1,256
Other accrued expense	4,589	4,519

Total	8,259	8,420

Note 22. Contingent Liabilities

	2002	2001

	(SEKm)
Discounted bills	10	22
Accounts receivable, with recourse	182	580
Guarantees and other commitments	666	539
Capital value of pension commitments in excess of reported liability	91	79

Total	949	1,220

     In addition to the above contingent liabilities, guarantees for fulfillment of contractual undertakings are given as part of the Group’s normal course of business. There was no indication at year-end that payment will be required in connection with any contractual guarantees.

Lawsuits in the United States claiming asbestos-related personal injuries are pending against the Electrolux Group. Almost all of the cases relate to externally supplied components used in industrial products manufactured by discontinued operations prior to the early 1970s. As of December 31, 2002, there were 218 (95) lawsuits pending against Electrolux representing approximately 14,000 (approximately 3,500) plaintiffs. Approximately 13,400 of the plaintiffs relate to cases pending in the State of Mississippi. Electrolux is in the process of determining the extent of its insurance coverage and has made a provision of less than $9 million in respect of currently pending claims. The amount of this provision, however, does not reflect lawsuits that may be filed against Electrolux in the future as it is difficult to predict both the number of future claims and the number of plaintiffs that these future claims may represent.

Note 23. Acquired and Divested Operations

	2002	2001

	(SEKm)
Fixed assets	-753	735
Inventories	-46	-43
Receivables	-670	-576
Other current assets	-245	-2,450
Liquid funds	127	-68
Loans	-43	2,943
Other liabilities and provisions	837	417

Purchase price	2,101	2,288
Liquid funds in acquired/divested operations	128	-68

Effect on Group liquid funds	2,229	2,220

     The acquired and divested assets and liabilities in 2002 refer mainly to the acquisition of Diamant Boart International and the divestments of the remaining part of the Leisure appliance product line, the European motor operation and Zanussi Metallurgica.

     In the consolidated cash flow statement of 2001, SEK 2,641m referring to short-term loans in the sold Veneta Factoring Sp.A, was included in cash flow from investments under the heading Divestment of operations.

Note 24. Employees, Salaries, Remunerations and Employer Contributions

	Group

Average number of employees by geographical area	2002	2001	2000

Europe	42,601	46,899	49,671
North America	20,117	21,294	22,879
Rest of world	19,253	18,946	14,578

Total	81,971	87,139	87,128

The average number of employees in 2002 was 81,971 (87,139) of whom 54,755 (59,123) were men and 27,216 (28,016) were women.

	2002			2001		2000

Salaries, other remuneration	Salaries and	Employer		Salaries and	Employer	Salaries and	Employer
and employer contributions	remuneration	contributions		remuneration	contributions	remuneration	contributions

Group Total	19,408	6,323		20,330	6,483	17,241	4,858
(of which pension costs)		(619	)1)		(503)		(452)

1)	Of which SEK 19m (22m) refers to pension costs for the current company President and predecessors.

	2002		2001		2000
Salaries and remuneration for
Board members, Presidents and other	Boards and		Boards and		Boards and	Other
employees by geographical area	Presidents	Other employees	Presidents	Other employees	Presidents	employees

Sweden	39	1,865	30	1,942	36	2,011
EU excluding Sweden	142	8,458	135	8,786	134	8,355
Rest of Europe	51	973	44	999	40	870
North America	39	6,047	55	6,451	63	4,802
Latin America	18	328	24	449	24	478
Asia	31	371	32	426	26	304
Africa	0	23	2	33	2	29
Oceania	8	1,017	5	917	3	64
Total outside Sweden	289	17,215	297	18,061	292	14,902

Group total	328	19,080	327	20,003	328	16,913

Remuneration to the Board of Directors, the President, other members of Group Management and auditors.

Remuneration Committee

     Remuneration for Group Management is proposed by the Remuneration Committee to the Board of Directors. The committee is comprised to Rune Andersson, Chairman of the Board, Jacob Wallenberg, Deputy Chairman of the Board, and Hans Stråberg, President of Electrolux. The President is excluded from participation in the meetings and decision-making, with respect to total compensation for the President.

     The Remuneration Committee is obliged to make proposals to the Board of Directors on compensation matters for the President and other members of Group Management including targets for variable compensation, the relationship between fixed and variable salary, changes in fixed or variable salary, the criteria to be applied in the assessment of variable salary, the allotment of stock options, and pension terms.

     A minimum of two meetings is convened each year, with additional meetings schedule as needed. Four meetings were held during the year.

Compensation to the Board of Directors

     Fees to the Chairman and the Board of Directors are paid in accordance with the resolution adopted by the Annual General Meeting.

     Fees to the Board of Directors amounted to SEK 2,800,000. Of the total amount, SEK 1,000,000 referred to compensation to the Chairman and SEK 350,000 to the Deputy Chairman. No Board fees are paid to the President. After Michael Treschow resigned his position as President, he began a term as a member of the Board of Directors, for which he received SEK 137,500 in respect to the remainder of the year 2002. Employee Representatives and their deputies, when applicable, are paid SEK 800 kr per meeting for a total of SEK 20,800 in 2002. An annualized fee of SEK 275,000 is paid to each of the other members of the Board.

     SEK 75,000 was allocated for committee work. In 2002 this amount has been distributed between the members of the Audit Committee with regard to their additional commitment and responsibility. SEK 37.500 was paid to Peggy Bruzelius, Chairperson, and SEK 18,750 each to Louis R. Hughes and Thomas Halvorsen.

     Board member Louis R. Hughes was paid a fee of USD 20,000 (approximately SEK 182,000), for consultancy services relating to Electrolux strategic business plan for North America.

Fees to auditors

     At the Annual General Meeting on April 18, 2002, PricewaterhouseCoopers (PwC) was appointed auditor for the period until the 2006 Annual General Meeting. Fees in 2002, to PwC, which as of 2002 performs virtually all-external auditing within Group, amounted to SEK 38m for audits, and SEK 10m referring primarily to tax services for the Group. Fees to other audit firms amounted to SEK 4m.

General Principles of Compensation at Electrolux

     Electrolux strives to offer fair and competitive total compensation with an emphasis on “pay for performance” and consequently, variable salary represents a significant proportion of total compensation for higher-level management positions. When objectives are achieved, total compensation is favourable and when objectives are not, the total compensation is lower. The financial for variable salary is value creation.

Compensation to the President and Group Management

     The total compensation to the President and the other members of Group Management is comprised of fixed salary, variable salary, benefits, and long-term incentives. The general principles of compensation at Electrolux are closely observed with strong regard for the position held, competitive compensation in the country where located as well as individual performance. Variable salary for the President and members of Group Management is based on the principles applied within the Group, which improvement in value created. Variable salary for the President is based on value created for the Group and Sector Heads on the value created for their sectors. Group Staff Heads receive variable salary based on value created for the Group and performance objectives within their functions. The maximum allowable variable salary as a percent of annual fixed salary is 100%.

     The Group’s long-term incentive program is a stock options program, which is designed to maximize Group results and to align management incentives with shareholder interests.

Pensions for the President and members of Group Management

     The resigning President, Michael Treschow, was covered by two defined plans, the ITP plan and a plan for executives. For both plans, full benefits assume retirement at age 60, and benefits are payable for life.

     The President and other Swedish members of Group Management are covered by the ITP plan. With one exception, all members of Group Management are members of the alternative ITP defined contribution pension plan. The contribution to the alternative ITP is an amount between 20 and 40% of pensionable salary, which increases to higher levels, as participants grow older. A new supplemental defined contribution plan was introduced for the new

President, Hans Stråberg, and other Swedish Group Management from January 2002. The premiums amount to 15% of the pensionable salary of the President, and 10% of the pensionable salaries of other Swedish Group Management members. The pensionable salary is calculated as the current fixed salary plus the average variable salary for the last three years. The retirement benefit is payable for life or a shorter period of not less then 5 years. The participant determines the payment period at the time of retirement.

     In addition to the retirement contribution, a provision for disability and survivor benefits has been made in the company accounts. With one exception, the retirement age has been lowered from age 65 to 60 for President Hans Stråberg and other Swedish members of Group Management.

     One member of Group Management has chosen to retain a defined benefit pension plan on top of the ITP plan. The retirement age is 65 and the benefits are payable for life. These benefits amount to the equivalent of 32.5% of the portion of salary corresponding to 20-30 base amounts as defined by the Swedish National Insurance Act. 50% of the portion corresponding to 30-100 base amounts, and 32.5% of the portion exceeding 100 base amounts. The capital value of pension commitments for the current President, prior Presidents and survivors is SEK 132m (123) of which SEK 2.4m is for the current President.

     There is no agreement for special severance pay for members of Group Management.

     For members of Group Management employed outside of Sweden, varying pension terms and conditions apply, depending upon the country of employment. The earliest retirement age for full pension is 60.

     Option Programs

1998-2000 option program

     In 1998, an annual program for employee stock options was introduced for approximately 100 senior managers. Options were allotted on basis of value created according to the Group’s model for value creation. If no value was created, no options were issued. The options can be used to purchase Electrolux B-shares at a fixed price, which is 15% higher than the average closing price of the Electrolux B-shares on the Stockholm Exchange during a limited period prior to allotment. The options were granted free of consideration to participants.

2001 and 2002 option program

     In 2001, a new program for employee stock options was introduced for less than 200 senior managers. The options can be used to purchase Electrolux B-shares at a strict price, which is 10% above the average closing price of the Electrolux B-shares on the Stockholm Exchange during a limited period prior to allotment. The options were granted free of consideration to participants. The 2002 option program is based on the same parameters as the 2001 program.

Synthetic options 1993

     Of the approximately 150 senior managers who were offered synthetic options in 1993, a total of 112 exercised the right to subscribe to these options in January 1994. The options were priced according to prevailing market conditions at SEK 35. The strike price was SEK 81, and the options matured on January 10, 2002. Before the expiry of the options on January 10, 2002 the remaining owners, with a total of 72,610 options, exercised their option privileges.

Synthetic options 2000

     The Board granted Wolfgang König, the Head of white goods outside North America, 118,400 synthetic employee stock options with the right to receive a cash amount for each option when exercised, calculated as the difference between the current share price and the strike price of SEK 147. The options may be exercised until July 1, 2006. The options have been allotted without consideration and as compensation for lost options with his former employer immediately before joining the Electrolux Group. This program is hedged with an equity swap. The cost is SEK 0.8m.

Summary of option programs 1998 — 2002

		Total number of
		outstanding options
				Number of options
Program	Grant date	Beginning of 2002	End of 2002	in each lot1)	Strike price, SEK	Terms of the options	Vesting (years)

1998	February 25, 1999	694,300	556,500	10,600	170	February 25, 2004	1
1999	February 25, 2000	1,285,900	1,068,800	16,700	216	February 25, 2005	1
2000	February 26, 2001	595,800	524,300	6,500	170	February 26, 2006	1
2001	May 10, 2001	2,490,000	2,475,000	15,000	177	May 10, 2008	3	2)
2002	May 6, 2002	—	2,865,000	15,000	191	May 6, 2009	3	2)

1)	The President and CEO was granted 4 lots, Group Management members 2 lots and all other senior managers 1 lot.

2)	For the 2001 and 2002 options, one third vests after 12 months, one third after 24 months and the final one third after 36 months.

Change in number of options per program

	Number of options 20011)				Number of options 20021)

Program	January 1, 2001	Granted	Cancelled2)	December 31, 2001	Cancelled2)	December 2002

1998	789,700	—	95,400	694,300	137,800	556,500
1999	1,436,200	—	150,300	1,285,900	217,100	1,068,800
2000	—	673,800	78,000	595,800	71,500	524,300
2001	—	2,490,000	—	2,490,000	15,000	2,475,000
2002	—	—	—	—	—	2,865,000

1)	No options were exercised during 2001 and 2002.

2)	Options are cancelled if not exercised, which may be due to expiration at the end of the term of the options or before their term of expiration normally because of termination of employment. Cancellation is governed by the provisions of the option program.

Hedging arrangements for the stock option program

     The company uses repurchased Electrolux B-shares in order to meet the company’s obligations under the stock option programs. The shares will be sold to option holders who wish to exercise their right under the option agreement(s). Electrolux will also sell additional shares on the market in connection with the exercise of options in order to cover the cost of employer contributions. Between 2000 and 2002 the Annual General Meeting approved the sale of 9,410,100 shares for this purpose.

     Assuming that all outstanding stock options allotted up to and including 2002 are exercised, a sale of previously repurchased shares will result in a dilution of 2.6%. This includes the sale of shares to cover employer contributions in connection with exercise.

Accounting principles and cost of options

     Group accounts for employer contributions expected to be paid when the options are exercised. The provision for outstanding options is periodically revalued. The total provision as per December 31, 2002 for all option programs was SEK 128m.

     The option programs are hedged through repurchased shares. Such repurchases increases the financial expenses of the Group with approximately SEK 49m annually. When exercised, the Group sells hedge shares, which increases the Group’s equity without an effect on the profit and loss statement.

     The Black-Scholes value of the 2002 option program that has been the base for the reserve of the employer contribution was SEK 138m. Employer contributions for 2002 were SEK 32m and the estimated financing costs for the hedge of repurchased shares was SEK 19m calculated on annual basis.

2003 Option program

     The Board presented a proposal at the Annual General Meeting to introduce a new employee stock option program in 2003 which was approved by the meeting. Under the program a maximum of 3,000,000 options will be allotted to less than 200 senior managers and that the 2003 programs will be based on the same parameters as the 2001 and 2002 programs, including the number of options per lot.

     The Annual General Meeting approved the Board’s proposal that the Company’s obligations under the proposed program, including estimated employer contribution, will be secured by repurchased shares.

     Assuming that all stock options allotted under the proposed 2003 program are exercised, that sale of previously repurchased shares under this program would result in a dilution of 1.1%. The total maximum dilution from the 2003 program and all existing stock option programs is 3.6%. This includes the sale of shares for hedging of employer contribution in connection with exercise of the options.

Cost for the options program

     The theoretical value of the proposed option program for 2003, calculated in accordance with the Black-Scholes model is approximately SEK 81m. The actual outcome may differ significantly and there may be no value realized at all. Based on the theoretical value, the estimated cost for employer contributions is SEK 18m. As decided by the Annual General Meeting, Electrolux will hedge the program with repurchased Electrolux shares. The cost financing the repurchased shares used for hedging is approximately SEK 20m.

     Based on the above-mentioned Black-Scholes value, the charge to the Electrolux income statement for 2003 for the proposed option program will be approximately SEK 38m for employer contributions and financing cost. Alternatively, if the accounting principles suggested by IASB relating to options were applied, the charge in the income statement for 2003 would be approximately SEK 23m, including employer contributions in addition to the above-mentioned cost of financing the hedge.

Note 25. Shares and Participations

		Book value, equity
Associated companies	Holding%	method SEKm

Eureka Forbes Ltd, India	40.0	68
Atlas Electrica. S.A., Costa Roca	18.4	51
Shanghai-Zanussi Elettromeccanica Co. Ltd, China	30.0	40
Saudi Refrig Mfg, Saudi Arabia	49.0	24
Sidème S.A., France	34.0	21
Viking Financial Services, USA	50.0	7
Diamant Boart S.A., Argentina	46.7	4
A/O Khimki Husqvarna, Russia	50.0	2
IVG Bulka-Lehel GmbH, Germany	50.0	1
Diamant Boart Inc., Philippines	20.0	1
e2 Home AB, Sweden	50.0	1
Manson Tools AB, Sweden	49.0	0
MISR Compressor Manufacturing, Co., S.A.E., Egypt	27.7	-53

		167

     The total acquisition cost for these associated companies and joint ventures is SEK 295m. Electrolux does not have unlimited liability for any of these companies.

Other companies	Holding%	Book value, SEKm

Nordwaggon AB, Sweden	50.0	25
Veneta Factoring S.p.A., Italy	10.0	20
Business Partners B.V., The Netherlands	0.7	14
Philco Air Conditioning, China	5.0	9
Banca Popolare Friuladria, Italy	—	3
Other		9

		80

Subsidiaries		Holding %

Major Group Companies:
Australia	Electrolux Home Products Pty. Ltd	100
Austria	Electrolux Hausgeräte G.m.b.H	100
	Electrolux Austria G.m.b.H	100
	Verdichter OE G.m.b.H	100
Belgium	Electrolux Home Products Corp. N.V	100
	Electrolux Belgium N.V	100
Brazil	Electrolux do Brasil S.A	98.1
Canada	Electrolux Canada Corp	100
China	Electrolux Home Appliances (Hangzhou) Co. Ltd	100
	Electrolux Zhongyi (Changsha) Refrigerators Co. Ltd	60
	Zanussi Zhongyi (Changsha) Refrigerators Co. Ltd	60
	Zanussi Elettromeccanica Tianjin Compressor Co. Ltd	50
Denmark	Electrolux Holding A/S	100
	Electrolux Home Products Denmark A/S	100
	A/S Vestfrost	50
Finland	Oy Electrolux AB	100
	Oy Electrolux Kotitalouskoneet AB	100
France	Electrolux France S.A	100
	Electrolux Home Products France S.A	100
	Electrolux Professional S.A	100
Germany	Electrolux Deutschland GmbH	100
	AEG Hausgeräte GmbH	100
Hungary	Electrolux Lehel Hütögépgyár	100
India	Electrolux Kelvinator Ltd	76
Italy	Electrolux Zanussi S.p.A	100
	Zanussi Elettromeccanica S.p.A	100
	Electrolux Professional S.p.A	100
	Electrolux Zanussi Italia S.p.A	100
Luxembourg	Electrolux Luxembourg S.à r.l	100
Mexico	Electrolux de Mexico, S.A. de CV	100
The Netherlands	Electrolux Associated Company B.V	100
	Electrolux Holding B.V	100
	Electrolux Home Products B.V	100
Norway	Electrolux Norge AS	100
Spain	Electrolux España S.A	100
	Electrolux Home Products España S.A	100
	Electrolux Home Products Operation España S.L	100
	Cubigel S.A	100
Sweden	Husqvarna AB	100
	Electrolux Wascator AB	100
	Electrolux Hemprodukter AB	100
	Electrolux Professional AB	100
Switzerland	Electrolux Holding AG	100
	A+T Hausgeräte AG	100
United Kingdom	Electrolux UK Ltd	100
	Electrolux Holdings Ltd	100
	Electrolux Outdoor Products Ltd	100
	Electrolux Professional Ltd	100
	Electrolux Household Appliances Ltd	100

Subsidiaries		Holding %

USA	Electrolux Home Products Inc	100
	Electrolux North America Inc	100
	Electrolux Professional Inc	100
	Electrolux Professional Outdoor Products Inc	100
	Diamant Boart Inc	100

     A detailed specification of Group companies has been submitted to the Swedish Patent and Registration Office and is available on request from AB Electrolux, Investor Relations and Financial Information.

Note 26. U.S. GAAP Information

     Restatement of prior periods

     The U.S. GAAP information for the years ended December 31, 2001 and 2000 has been restated in order to correct certain errors in previously reported information.

     Accounting for derivatives and hedging

     The U.S. GAAP information for the year ended December 31, 2001 has been restated to correct a mathematical error in the accounting for hedges of net investments in foreign subsidiaries according to SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”. This error had no impact on reported U.S. GAAP net income but understated the reported U.S. GAAP comprehensive income and shareholder’s equity as of December 31, 2001 by SEK 540 million before deferred taxes of SEK -151 million, and overstated U.S. GAAP liabilities.

     Accounting for pensions

     The U.S. GAAP information for the years ending December 31, 2001 and 2000 has been restated to correct errors in the accounting for Swedish Pension Funds in accordance with SFAS 87. The errors resulted in an understatement of U.S. GAAP net income by SEK 42 million before tax of SEK 12 million in 2001, and an understatement of U.S. GAAP net income by SEK 86 million before tax of SEK 24 million in 2000. In addition, this restatement increased reported U.S. GAAP total equity and assets as of December 31, 2001 and December 31, 2000 by SEK 459 million and SEK 417 million before tax of SEK -128 million and -116 million, respectively.

     Comprehensive income

     In addition, comprehensive income presented for the years ended December 31, 2001 and 2000 has been restated to reflect the exclusion of certain components of equity which were previously included as part of comprehensive income recognized in accordance with Swedish accounting principles, but which do not qualify as comprehensive income according to U.S. GAAP.

     The impact of these restatements on consolidated net income, comprehensive income and total equity according to U.S. GAAP as previously reported in the 2001 20-F are as follows:

	Year ended December 31,

Restatement of Consolidated Net Income According to U.S. GAAP	2001		2000

	(SEKm)
Net income according to U.S. GAAP as previously reported		3,711		4,864
Effect of restatement
Pensions as previously reported	266		-228
Correction of error before tax of -12 and -24	42	42	86	86

Pension adjustment, as restated	308		-142

Taxes on adjustments as previously reported	-7		-68
Correction of taxes on restatements	-12	-12	-24	-24

Taxes on adjustment, as restated	-19		-92

Net income according to U.S. GAAP after effects of restatement		3,741		4,926

	Year ended December 31,

Restatement of Comprehensive Income According to U.S. GAAP	2001		2000

	(SEKm)
Comprehensive income according to U.S. GAAP as previously reported		3,126		2,179
Correction of U.S. GAAP income for pensions		30		62
Derivatives and hedging as previously reported	-385
Correction of error, net of def. tax 151	389	389	—	—

Derivatives and hedging, as restated	4

Comprehensive income items recognized under Swedish accounting principles, as previously reported	35		-2,632
Correction for comprehensive income items	1,780	1,780	3,193	3,193

Comprehensive income items as recognized under Swedish accounting principles, as restated	1,815		561

Other corrections to comprehensive income as previously reported		140

Comprehensive income according to U.S. GAAP after effects of restatement		5,465		5,434

	Year ended December 31,

Restatement of Equity According to U.S. GAAP	2001		2000

	(SEKm)
Shareholder’s equity according to U.S. GAAP as previously reported		27,871		26,110
Effect of restatement
Pensions, as previously reported	-220		-437
Correction of error, before def. tax of –128 and -116	459	459	417	417

Pension adjustment, as restated	239		-20

Derivatives and hedging, as previously reported	-607
Correction of error, before def. tax -151	540	540	—	—

Derivatives and hedging, as restated	-67

Taxes on adjustments as previously reported	57		-124
Correction of tax effects on restatements	-279	-279	-116	-116

Taxes on adjustments, as restated	-222		-240

Shareholder’s equity according to U.S. GAAP after restatement		28,591		26,411

     Adjustments affecting equity and net income

     The consolidated financial statements have been prepared in accordance with Swedish accounting standards, which differ in certain significant respects from U.S. GAAP. The following is a description of those differences that have a significant effect on net income and shareholders’ equity.

     Acquisitions

     According to Swedish accounting standards, prior to 1996, the tax benefit arising from realized pre-acquisition loss carry-forwards of an acquired subsidiary could be recognized in earnings as a reduction of current tax expense when utilized. According to U.S. GAAP, the benefits are required to be recorded as a component of purchase accounting, usually as a reduction of goodwill.

     Up to 2001, acquisition provisions could be established under Swedish accounting standards for restructuring costs related to other subsidiaries affected by the acquisition. These provisions are reversed to goodwill under U.S. GAAP.

     Goodwill and other intangible assets

     Under Swedish GAAP, all intangible assets including goodwill must be amortized over the expected useful life of the asset. Assigning indefinite useful life is not permitted. Amortisation expense on goodwill and indefinite-lived intangible assets under U.S. GAAP for the years ended December 31, 2001 and 2000 was SEK -222 million and SEK -168 million, respectively.

     According to U.S. accounting standard SFAS 142 “Goodwill and Other Intangible Assets”, applicable in full from January 1, 2002, acquisition goodwill and other intangible assets that have indefinite useful lives are not amortized, but are instead tested for impairment at least annually at a reporting unit level. Consequently, amortization of goodwill recorded under Swedish GAAP has been reversed for U.S. GAAP purposes. Amortization has also been reversed for intangible assets recognized under Swedish GAAP that have been assigned indefinite lives under SFAS 142, such as the acquisition of the right to use the Electrolux trademark in North America. The goodwill and the intangible assets with assigned indefinite lives have been tested for impairment in accordance with the methods prescribed in SFAS 142. Prior to the adoption of SFAS 142, the Company applied the discounted approach under APB 17 in order to test these assets for impairment.

     Under Swedish GAAP, intangible assets acquired in a business combination can be recorded separately from goodwill only if they, based on a control-oriented framework, meet the definition and recognition criteria for an intangible asset.

     SFAS 141 requires recognition of identifiable intangible assets based on separability and contractually related criteria. Preliminary purchase price allocations for certain business combinations during 2002 are expected to be finalized during the first half of 2003.

     Development costs

     Prior to 2002, Swedish GAAP allowed capitalization of both research and development costs; however, the majority of Swedish corporations, including Electrolux, did not capitalize such costs. Beginning 2002, product development costs associated with the creation of intangible assets should be capitalized under Swedish GAAP if the following can be demonstrated (i) the technical feasibility of completing the intangible asset, (ii) the intention to complete it, (iii) the ability to use or sell the intangible asset, (iv) how the asset will generate future economic benefits, and (v) the ability to measure reliably the expenditure attributable to the intangible asset during the development. U.S. GAAP requires that research and development costs be expensed as incurred, except for certain costs associated with the development of software, as discussed below.

     Restructuring and other provisions

     The recognition of restructuring cost under U.S. GAAP, as specified in EITF 94-3, is deferred until a commitment date is established. This is usually the date on which management, having appropriate level of authority, committed the Group to the restructuring plan, identified all significant actions, including the method of disposition and the expected date of completion, and, in the case of employee terminations, specified the severance arrangements and communicated them to employees. Prior to 2002, the guidance under Swedish GAAP was not as prescriptive and, in certain circumstances, allowed for earlier recognition. Additionally, U.S. GAAP was more prescriptive than Swedish GAAP regarding the types of costs which were allowed to be classified as restructuring cost, specifically those which were a direct result of the restructuring and which were not associated with the ongoing activities of the Group. As from 2002 Swedish GAAP is in all material aspects in line with EITF 94-3.

     Pensions

     According to Swedish accounting standards, defined benefit pension obligations are recorded in the consolidated financial statements on the basis of accounting standards valid in the countries where the sponsoring companies operate. U.S. accounting standards are defined in SFAS No. 87 “Employers’ Accounting for Pensions” which is more prescriptive, particularly in the use of actuarial assumptions such as future salary increases, discount rates and inflation. Additionally, SFAS No. 87 requires that a specific actuarial method (the projected unit credit method) be used.

     Certain pension commitments in Sweden are administered through a multi-employer plan for Swedish white-collar employees. In accordance with Swedish GAAP, Electrolux recognized income and recorded an asset for its allocable portion of a surplus, not utilized in 2000. Under U.S. GAAP, the entire amount was not allowed to be recognized until it was received or available for utilization. In 2002, Electrolux utilized the remaining allocable surplus, and the amount has been recognized in current earnings in accordance with U.S. GAAP.

     Derivatives and hedging

     Effective January 1, 2001, the company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Transactions, an Amendment to FASB Statement No. 133” for U.S. GAAP reporting purposes. These statements establish accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet at fair value as either assets or liabilities, and requires the company to designate, document and assess the effectiveness of a hedge to qualify for hedge accounting treatment. Under Swedish GAAP, unrealized gains and losses on hedging instruments used to hedge future cash flows are deferred and recognized in the same period that the hedged transaction is recognized.

     Prior to the adoption of SFAS 133 and SFAS 138, management decided not to designate any derivative instruments as hedges for U.S. GAAP reporting purposes except for certain instruments used to hedge the net investments in foreign operations. Consequently, derivatives used for the hedging of future cash flows, fair value hedges, and trading purposes are marked to market in accordance with U.S. GAAP. This increases the volatility of the income statement under U.S. GAAP as a result of the deviation in accounting standards between Sweden and the United States.

     In accordance with the transition provisions of SFAS No. 133, the Company recorded a net transition loss of approximately SEK 24 million in accumulated other comprehensive income and SEK 4 million net loss in earnings to recognize the fair value of derivative and hedging instruments. Substantially all of the transition adjustment recognized in accumulated other comprehensive income has been recognized in earnings as of December 31, 2001. The subsequent adjustments from Swedish GAAP to US GAAP represent mark-to-market effects and recognition of items not qualifying for hedge accounting treatment under U.S. GAAP.

     Software development

     Prior to 2002, all costs related to the development of software for internal use were generally expensed as incurred under Swedish GAAP. Under U.S. GAAP, direct internal and external costs incurred during the application development stage should be capitalized, whereas, internal and external costs incurred during the preliminary project stage and the post-implementation stage should be expensed as incurred. As from 2002, Swedish GAAP is in all material aspects in line with U.S. GAAP.

     Securities

     According to Swedish accounting standards, debt and equity securities held for trading purposes are reported at the lower of cost or market. Financial assets and other investments, that are to be held to maturity, are valued at acquisition cost. In accordance with U.S. GAAP and SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities,” holdings are classified, according to management’s intention, as either “held-to-maturity,” “trading,” or “available for sale.” Debt securities classified as held-to-maturity are reported at amortized cost. Trading securities are recorded at fair value, with unrealized gains and losses included in current earnings. Debt and marketable equity securities that are classified as available for sale are recorded at fair value, with unrealized gains and losses reported as a separate component of shareholders’ equity. Electrolux classifies its equity securities as held for trading and its debt securities held to maturity.

     Discontinued operations

     Under Swedish GAAP, the divestment of a segment or a major part of a segment requires segregating information about the divested operations from the continuing operations. None of the divestments made by Electrolux during the three years ended 2002 were of that magnitude.

     Under U.S. GAAP, the definition of a discontinued operation changed in 2002 with the adoption of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Under SFAS 144, each of the following 2002 divestments are accounted for as a discontinued operations: Zanussi Metallurgica, the European motor operation, the Mexican compressor plant, the European home comfort operation and the remainder of the leisure appliance product line. Accordingly, the results of operations for 2002 relating to these divestments, including any loss for write-down to fair value less cost to sell, and any gain or loss on disposal are required to be reclassified as discontinued operations. Additionally, U.S. GAAP also requires the results of operations of these divestments for prior years to be reclassified from continuing operations to discontinued operations. The following table sets forth the amounts reflected as discontinued operations in 2002, and the amounts reclassified from continuing to discontinued operations for the preceding two years, with respect to these divestments, under U.S. GAAP.

	Years ended December 31,

(SEKm)	2002	2001	2000
Net sales	651	4,079	3,777
Operating income	1,929	202	475
Net income	1,743	-19	274

     Revaluation of assets

     Under Swedish GAAP, land and buildings may under certain circumstances be written up and reported at values in excess of the acquisition cost. Such revaluation is not permitted in accordance with U.S. GAAP

     Stock-based compensation

     Electrolux has several employee stock option programs, which are offered to senior managers. As a consequence of the decision taken by the Annual Shareholders Meeting to use treasury shares when the options are exercised, the Group has in 2002 dissolved the liability that had previously been recognized for Swedish GAAP purposes. For U.S. GAAP purposes, Electrolux applies the intrinsic value method of APB 25 and records a liability in respect of accrued compensation for its variable plans. According to Swedish accounting practice, employer’s record provisions for related social fees at the time the options are granted. U.S. GAAP provides that the employer payroll taxes due upon exercise of stock options must be recognized as an expense at the exercise date of the option.

     Other taxes

     Under both Swedish and U.S. GAAP, Electrolux records deferred taxes on temporary differences between the book and tax basis of assets and liabilities as well as operating losses carry forwards. Deferred tax assets are recognized under Swedish GAAP only if it is probable that they will be utilized, and under US GAAP for the amount that is more likely than not to be realized. Electrolux believes that this establishes a higher probability threshold for the recognition of a deferred tax under Swedish GAAP, as compared to U.S. GAAP. As a result, certain deferred tax assets recognized under US GAAP under the “more likely than not” criteria were not recognized under Swedish GAAP as of December 31, 2000. Changes in circumstances during 2001 caused Electrolux to change its judgment about the realizability of those deferred tax assets for Swedish GAAP purposes, and to recognize deferred tax assets for the same amount under Swedish GAAP and U.S. GAAP as of December 31, 2001.

     Consolidated statement of cash flow

     The statement of cash flow presented in AB Electrolux financial statements differs from the statement of cash flows according to SFAS No. 95. The main differences are the following: SFAS No. 95 requires a reconciliation of cash and cash equivalents (liquid assets with maturities of three months or less when acquired), whereas Electrolux also includes financial instruments with maturities of three months or more at the time of acquisition in liquid assets;

     SFAS No. 95 requires that changes in long-term accounts receivable are included in cash flows from operating activities whereas Electrolux includes these changes as investments. SFAS No. 95 requires changes in long-term loans to be reported gross showing proceeds and principal payments, whereas Electrolux present a net amount.

     Other information–accounting principles

Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

Marketing expenses

     Expenditure for advertising and other marketing activities is charged as incurred.

Revenue recognition / Cooperative advertising

     The Company engages in cooperative advertising programs with selected customers. These amounts are recorded within marketing and administrative costs in those instances where the Company requires evidence of advertising services performed by the customer on the Company’s behalf. In those instances where evidence is not required, the Company records the amounts as a reduction to revenue. This accounting is in accordance with EITF 00-25.

     Recently issued accounting standards

     Swedish GAAP

     For the convenience of U.S. readers, Electrolux has included the following information about new accounting standards under Swedish GAAP. As of January 1, 2003, Electrolux implemented the following new accounting standards:

     RR2:02—Inventories. RR2:02 is an update of the previous standard on inventories, RR2. The adoption of RR2:02 has not had an impact on the business, results of operations, and financial position of the Company.

     RR22—Presentation of financial statements. The objective of this standard is to prescribe the basis for presentation of general purpose financial statements, in order to ensure comparability both with the company’s own financial statements of previous periods and with the financial statements of other companies.

     RR24—Investment property. This standard prescribes the accounting treatment for investment property held to earn rentals or for capital appreciation or both, and related disclosure requirements. The adoption of RR24 has not had an impact on the business, results of operations, and financial position of the Company.

     RR25—Segment reporting. The objective of this standard is to establish principles for reporting financial information by segment to help users of financial statements to better understand different types of products and services a company produces and in which geographical areas it operates. The effect of implementing RR25 has not had a material effect on the presentation of Electrolux’s segment information.

     RR26—Events after the balance sheet date. This statement prescribes when a company should adjust its financial statements for events after the balance sheet date and the disclosures that a company should provide about the date when the statements were authorized for issue and about events after the balance sheet date. The effect of implementing RR26 has not had a material effect on the business, results of operations, and financial position of the Company.

     RR27—Financial instruments. Disclosure and presentation. The objective of this standard is to enhance financial statement user’s understanding of the significance of on-balance-sheet and off-balance-sheet financial instruments to a company’s business, results of operations, and financial position. The standard prescribes certain requirements for presentation of on-balance-sheet (recognized) and off-balance-sheet (unrecognized) financial instruments. The effect of implementing RR27 has not had a material impact on the business, results of operations, and financial position of the Company.

     RR28—Accounting for Government Grants. This standard applies for financial reporting and disclosure of government grants and other forms of government assistance. The effect of implementing RR28 has not had a material impact on the business, results of operations, and financial position of the Company.

     U.S. GAAP

     SFAS 143

     In August 2001, the FASB issued SFAS No. 143, Accounting for Obligations Associated with the Retirement of Long-Lived Assets. The provisions of SFAS No. 143 apply to all entities that incur obligations associated with the retirement of tangible long-lived assets. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002 and became effective for the Company on January 1, 2003. The effects of this standard, if any, are not yet evaluated by the Company.

     SFAS 145

     In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. This statement rescinds SFAS 4, “Reporting Gains and Losses from Extinguishment of Debt- an amendment of APB Opinion No. 30”, which required all gains and losses from the extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effects. As a result, the criteria set forth by APB Opinion 30 will now be used to classify those gains and losses. SFAS 145 also amends SFAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS 145 amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The standard is generally effective for transactions occurring after May 15, 2002. The adoption of SFAS 145 has not had a significant impact on our financial position and results of operations.

     SFAS 146

     In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This standard addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of an entity’s commitment to an exit plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

     SFAS 148

     In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” This standard amends SFAS 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS 148 amends APB Opinion No. 28, “Interim Financial Reporting,” to require disclosure about those effects in interim financial information. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The Company has no current plan to change to the fair value method of accounting for stock-based compensation under SFAS 123 and does not expect SFAS 148 to impact its financial statements.

     EITF 00-21

     In January 2003, the Emerging Issues Task Force (EITF) issued EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. EITF 00-21 addresses the issues of (1) how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting; and (2) how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Group is in the process of assessing the impact of adopting EITF 00-21 but does not expect it to be significant.

     FIN 45

     In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Group is in the process of assessing the impact of FIN 45 on its consolidated financial statements.

     FIN 46

     In January 17, 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. The primary objective of FIN 46 is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable-interest entities (VIEs). Electrolux is in the process of assessing the impact of FIN 46 on its consolidated financial statements.

THE FOLLOWING IS A SUMMARY OF THE EFFECTS THAT APPLICATION OF U.S. GAAP WOULD HAVE ON CONSOLIDATED NET INCOME, EQUITY AND THE BALANCE SHEET.

A. Consolidated net income	2002	2001	2000
		as restated	as restated

	(SEKm)
Net income as reported in the consolidated income statement	5,095	3,870	4,457
Adjustments before taxes:
Acquisitions	53	304	45
Goodwill and other intangible assets	233	—	—
Development costs	-156	—	—
Restructuring and other provisions	-545	-296	391
Pensions1)	74	308	-142
Derivative instruments	579	-33	4
Capitalization of computer software	-24	17	51
Securities	-5	—	—
Stock-based compensation	-69	34	—
Taxes on above adjustments	73	-19	-92
Other taxes	—	-444	212

Net income according to U.S. GAAP	5,308	3,741	4,926
Net income from continuing operations according to U.S. GAAP	3,565	3,760	4,652
Net income (loss) from discontinued operations according to U.S. GAAP	1,743	-19	274

Net income per share, basic and diluted, in SEK according to U.S. GAAP	16.25	11.00	13.70
Net income from continuing operations per share, basic and diluted, in SEK according to U.S. GAAP	10.90	11.05	12.95
Net income (loss) from discontinued operations per share, basic and diluted, in SEK according to U.S. GAAP	5.35	-0.05	0.75
No. of shares2)	327,093,373	340,064,997	359,083,955

1)	After restatements as described on pages F-28 and F-29.

2)	Weighted average number of shares outstanding through the year, after repurchase of own shares.

B. Comprehensive income	2002	2001	2000
		as restated	as restated

	(SEKm)
Net income according to U.S. GAAP	5,308	3,741	4,926
Comprehensive income recognized in accordance with Swedish accounting principles	-3,121	1,815	561
Comprehensive income recognized for U.S. GAAP adjustments
Translation differences	76	-49	-42
Pensions, net of tax, 18 and 12 respectively1)	42	-18	-10
Derivatives and hedging, net of tax of 72,- 1 and respectively1)	-183	4	—
Securities, net of tax of - 20 and – 3 respectively	—	-28	-1

Comprehensive income according to U.S. GAAP	2,122	5,465	5,434

1)	After restatements as described on pages F-28 and F-29.

C. Equity	2002	2001	2000
		as restated	as restated

	(SEKm)
Equity as reported in the consolidated balance sheet	27,629	28,864	26,324
Adjustments before taxes:
Acquisitions	-594	-711	-979
Goodwill and other intangible assets	233	—	—
Development costs	-156	—	—
Restructuring and other provisions	—	545	841
Pensions1)	355	239	-20
Derivatives and hedging1)	257	-67	-39
Capitalization of computer software	44	68	51
Securities	-5	—	48
Revaluation of assets	-147	-159	-19
Stock-based compensation	-35	34	—
Taxes on the above adjustments1)	-77	-222	-240
Other taxes	—	—	444

Equity according to U.S. GAAP	27,504	28,591	26,411

1)	After restatements as described on pages F-28 and F-29.

D. Balance sheet (SEKm)

The table below summarizes the consolidated balance sheets prepared in accordance with Swedish accounting principles and U.S. GAAP.

	According to		According to
	Swedish principles		U.S. GAAP

				2001
	2002	2001	2002	as restated

	(SEKm)
Intangible assets	4,928	5,159	4,411	4,565
Tangible assets	18,188	22,526	18,085	22,351
Financial assets1)	4,582	4,666	4,744	4,689
Current assets1)	57,726	62,096	58,855	63,601

Total assets	85,424	94,447	86,095	95,206

Equity1)	27,629	28,864	27,504	28,591
Minority interests	592	699	592	699
Provisions for pensions and similar commitments1)	6,018	4,095	6,162	4,403
Other provisions1)	7,580	8,341	7,897	8,081
Financial liabilities1)	15,377	22,914	15,307	23,412
Operating liabilities1)	28,228	29,534	28,633	30,020

Total liabilities and equity	85,424	94,447	86,095	95,206

1)	After restatements as described on pages F-28 and F-29.

SCHEDULE II

AB ELECTROLUX AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
For the Years Ended December 31, 2000, 2001 and 2002
(In millions of SEK)

	Balance at	Charged (credit)	Charged (credit) to		Balance at
Description	beginning of period	costs & expenses	other accounts [1,2]	Deductions[3]	end of period

2002
Reserves deducted from assets to which they apply:
Allowance for doubtful notes and accounts receivable	1,606	366	(257)	(239)	1,476
Allowance for long-term trade accounts and notes receivable	433	16	(121)	34	362

2001
Reserves deducted from assets to which they apply:
Allowance for doubtful notes and accounts receivable	1,497	386	95	(372)	1,606
Allowance for long-term trade accounts and notes receivable	355	34	(2)	46	433

2000
Reserves deducted from assets to which they apply:
Allowance for doubtful notes and accounts receivable	1,416	120	151	(190)	1,497
Allowance for long-term trade accounts and notes receivable	212	18	229	(104)	355

1.	Includes exchange differences.

2.	Includes the acquisition of new companies.

3.	Includes companies sold.

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AKTIEBOLAGET ELECTROLUX (publ)

Stockholm, June 18, 2003	/s/ Hans Stråberg President and Chief Executive Officer Hans Stråberg

/s/ Fredrik Rystedt Senior Vice President and Head of Group Staff Controlling, Accounting, Taxes, Auditing and IT Fredrik Rystedt

CERTIFICATIONS

I, Hans Stråberg, certify that:

1.	I have reviewed this annual report on Form 20-F of Aktiebolaget Electrolux (publ);

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Stockholm, June 18, 2003	/s/ Hans Stråberg President and Chief Executive Officer Hans Stråberg

CERTIFICATIONS

I, Fredrik Rystedt, certify that:

1.	I have reviewed this annual report on Form 20-F of Aktiebolaget Electrolux (publ);

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Stockholm, June 18, 2003	/s/ Fredrik Rystedt Senior Vice President and Head of Group Staff Controlling, Accounting, Taxes, Auditing and IT Fredrik Rystedt