Form 20-F
period 2003-12-31
AKTIEBOLAGET ELECTROLUX
filed 2004-06-24
CIK 813810

      As filed with the Securities and Exchange Commission on June 24, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSACTION PERIOD FROM ___________TO ________

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

B Shares (SEK 5.0 nominal value)	314,100,000
A Shares (SEK 5.0 nominal value)	10,000,000

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes  ☑     No  ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

     Item 17  ☑     Item 18  ☐

(i)

ITEM 18. FINANCIAL STATEMENTS	126
ITEM 19. EXHIBITS	127

(ii)

PRESENTATION OF INFORMATION

     Unless the context indicates otherwise, the “Company”, “Electrolux” or the “Group” refers to AB Electrolux, a company organized under the laws of Sweden, and its consolidated subsidiaries. The Company is not affiliated with, and should not be confused with, Aerus LLC (formerly known as Electrolux LLC) that sold vacuum cleaners under the Electrolux brand in the United States and Canada prior to December 1, 2003. Whenever the “Electrolux” brand name is used in this report, the reference excludes floor care products sold previously by Aerus LLC in North America.

     Unless otherwise indicated, all amounts herein are expressed in Swedish Kronor (“krona”, “kronor” or “SEK”). References to “U.S. dollar”, “U.S.$”, “USD”, “dollar” or “$” are to the lawful currency of the United States. Unless otherwise stated herein translations of kronor into U.S. dollars have been made at the rate of $1.00 = SEK 7.1950, the noon buying rate for cable transfers in SEK as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003. On June 21, 2004, the noon buying rate was $1.00 = SEK 7.5510.

     At times, this report presents financial and other information for a specific year that is immediately followed by an amount within (brackets). The amount within (brackets) represents the corresponding amount for the previous year.

     Electrolux prepares its consolidated financial statements in accordance with Swedish generally accepted accounting principles (“Swedish GAAP”). In addition, consolidated net income and stockholders’ equity are reported as reconciled to United States generally accepted accounting principles (“U.S. GAAP”). Unless otherwise indicated, all amounts and percentages presented herein are based on Swedish GAAP. Swedish GAAP as applied by the Company differs in certain significant respects from U.S. GAAP. For a discussion of the significant differences between Swedish GAAP and U.S. GAAP affecting Electrolux’s consolidated financials statements and a reconciliation to U.S. GAAP of consolidated stockholders’ equity and consolidated net income as of and for the years ended December 31, 2003, 2002 and 2001, see Note 29 to the consolidated financial statements.

     This report also contains certain financial and performance measures where indicated that are not calculated in accordance with Swedish GAAP or U.S. GAAP, but which are disclosed herein in compliance with Item 10 of Regulation S-X under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These non-GAAP financial and performance measures are used extensively by management to evaluate the financial performance and results of operations of Electrolux. In particular, Electrolux’s management considers “value creation” to be an important non-GAAP performance measure. The non-GAAP financial and performance measures are included herein to assist the reader in understanding Electrolux’s operating results and financial condition from management’s point of view. Non-GAAP financial and performance measures, however, should not be considered alternatives to the amounts reported in accordance with Swedish or U.S. GAAP. Furthermore, the non-GAAP financial and performance measures included herein may not be comparable to similarly titled measures presented by other companies.

     Certain information presented in this Annual Report on Form 20-F relating to the markets in which Electrolux operates, such as the size of the particular market and the market share of Electrolux within such markets, has been obtained by Electrolux from market research reports, analysts’ reports and other publicly available information, as well as from internally developed market data. While Electrolux has no reason to believe that third-party sourced information is not reliable, such information has not been independently verified. Accordingly, the accuracy or completeness of this information cannot be guaranteed.

FORWARD LOOKING STATEMENTS

     This annual report includes “forward-looking” statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements do not relate strictly to historical or current facts; instead, such statements are often based on assumptions about future market conditions, operations and results. The words “believe”, “expect”, “anticipate”, “intend”, “may”, “could”, “plan”, “possible”, “potential” and similar expressions are intended to identify these statements. Forward-looking statements appear in a number of places in this report including, without limitation, “Item 3.D—Risk Factors”, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects”, and include, among others, statements regarding:

•	financial goals or targets of Electrolux for future periods;

•	future business and financial plans;

•	growth in demand for Electrolux’s products;

•	economic outlook and industry trends;

•	developments of Electrolux’s markets and competition;

•	the impact of regulatory initiatives and pending and future litigation;

•	research and development expenditures;

•	plans to launch new products and services; and

•	the expected cost savings from Electrolux’s various restructuring measures.

     While Electrolux believes that the expectations reflected in these and other forward-looking statements are reasonable, actual results may differ materially from the expectations reflected in those statements due to a variety of factors, including, among others, the following:

•	Electrolux’s success in developing new products and marketing initiatives;

•	progress in achieving operational and capital efficiency goals, including the success of reducing the number of product platforms;

•	success in identifying growth opportunities and acquisition candidates, and the integration of any acquired businesses with existing businesses;

•	success and progress in achieving structural and supply-chain reorganization goals;

•	ability of Electrolux to outsource production to lower-cost countries;

•	competitive pressures to reduce prices;

•	significant loss of business from major retailers;

•	consumer demand and the success of Electrolux’s global strategy to develop brand differentiation and brand loyalty;

•	effects of exchange rate fluctuations;

•	social, economic, regulatory and political volatility in the markets in which Electrolux operates;

•	effect of local economies on product demand;

i

•	Electrolux’s ability to recruit and retain highly qualified management and other employees;

•	the results of pending and future litigation;

•	general economic conditions in the markets in which Electrolux operates, and its ability to adapt to rapid changes in market conditions; and

•	political, economic and regulatory developments in the markets in which Electrolux operates.

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

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A.	SELECTED FINANCIAL DATA

     The following table sets out selected financial data as of and for the years ended December 31, 2003, 2002, 2001, 2000 and 1999:

	2003	2002	2001	2000	1999
	(SEK millions, except share and per share amounts, and ratios)
Amounts in accordance with Swedish GAAP

Consolidated Income Statement Data
Net Sales	124,077	133,150	135,803	124,493	119,550
Operating Income	7,175	7,731	6,281	7,602	7,204
Income After Financial Items	7,006	7,545	5,215	6,530	6,142
Net Income	4,778	5,095	3,870	4,457	4,175
Net Income per share[1]	15.25	15.60	11.35	12.40	11.40
Net Income per ADS[1]	30.50	31.20	22.70	24.80	22.80

Consolidated Balance Sheet Data
Current Assets	53,418	57,726	62,096	57,609	53,593
Total Assets	77,028	85,424	94,447	87,289	81,644
Long Term Debt[2]	8,492	14,080	17,927	16,549	17,008
Minority Interests	27	592	699	810	825
Stockholders’ Equity	27,462	27,629	28,864	26,324	25,781
Capital Stock	1,621	1,694	1,831	1,831	1,831
Number of shares (in thousands)	324,100	338,713	366,170	366,170	366,170
Number of shares excluding repurchased shares	307,100	318,319	329,565	341,135	—

Performance Measure
Value Creation[3]	3,449	3,461	262	2,423	1,782

Amounts calculated in accordance with U.S. GAAP
Net Sales[4]	121,641	128,322	128,495	117,350	112,615
Operating Income[5]	7,054	7,297	6,648	7,947	7,016
Net Income[5]	4,881	5,308	3,741	4,926	4,053
Net Income from Continuing Operations[5,6]	4,879	4,220	4,042	4,530	3,681
Net Income per share[1,5]	15.60	16.25	11.00	13.70	11.05
Net Income per ADS[1,5]	31.20	32.50	22.00	27.40	22.10
Net Income from Continuing Operations per share[1,5,6]	15.60	12.90	11.90	12.60	10.00
Net Income from Continuing Operations
per ADS[1,5,6]	31.20	25.80	23.80	25.20	20.00
Stockholders’ Equity[5]	27,348	27,504	28,591	26,411	25,213
Total Assets[5]	78,372	86,095	95,206	88,293	84,935

Dividends per ADS
SEK[7,8]	13.00	12.00	9.00	8.00	7.00
USD[7,8,9]	1.70	1.47	0.88	0.78	0.78

1.	Number of shares and ADS outstanding represent both basic and diluted.

2.	Long-term debt consists of long-term borrowings plus interest-bearing pension liabilities.

3.	Value creation is a performance measure extensively used by Electrolux for internal reporting purposes, as a management tool for measuring and evaluating financial performance within the Group as well as a basis for remuneration.

Value creation is not a measure determined in accordance with GAAP. We believe however that our definition links operating income and asset efficiency with the cost of the capital employed in operations. Value creation should not be considered as an alternative measure of performance and may not be comparable to similar measures disclosed by other companies because value creation is not uniformly defined.

Value creation is measured excluding items affecting comparability and defined as operating income less the weighted average cost of capital (WACC) on average net assets during a specific period.

Value creation is reconciled to operating income as follows:

	2003	2002	2001	2000	1999
	(SEK millions, except percentages)
Operating Income	7,175	7,731	6,281	7,602	7,204
Excluding items affecting comparability	463	434	141	448	216

	7,638	8,165	6,422	8,050	7,420

Less asset capital charge	4,189	4,704	6,160	5,627	5,638

Value Creation	3,449	3,461	262	2,423	1,782

Weighted Average Cost of Capital x	13%	13%	14%	14%	14%

Average net assets =	32,226	36,182	44,002	40,194	40,270

Asset capital charge	4,189	4,704	6,160	5,627	5,638

The cost of capital varies between different countries and business units due to country-specific factors such as interest rates, risk premiums and tax rates. WACC is calculated annually by Electrolux to apply for the following year on the basis of agreed parameters aimed at determining the Group’s cost of capital. Net assets are total assets exclusive of liquid funds (short-term investments and cash and bank balances), interest-bearing financial receivables, as well as non-interest-bearing liabilities and provisions and excluding items affecting comparability. A higher return on net assets than the WACC implies that the Group creates value.

4.	Certain amounts have been reclassified for comparison purposes due to the disclosure of discontinued operations.

5.	Upon adoption of SFAS 142 on January 1, 2002, Electrolux ceased amortization of goodwill and indefinite-lived intangible assets for U.S. GAAP reporting purposes. Amortization expense on goodwill and indefinite-lived intangible assets on a U.S. GAAP basis for the years ended December 31, 2001, 2000 and 1999 was SEK –222m, SEK –168m and SEK –168m, respectively.

6.	Under SFAS 144, each of the following 2003 and 2002 divestments are accounted for as discontinued operations: Vestfrost A/S, the compressor operation, Zanussi Metallurgica, the European motor operation, the Mexican compressor plant, the European home comfort operation and the remainder of the leisure appliance product line. Please see Note 29 to the consolidated financial statements.

7.	Weighted average number of shares outstanding was 313,270,489 shares for 2003; 327,093,373 shares for 2002; 340,064,997 shares for 2001; 359,083,955 shares for 2000; and 366,169,580 shares for 1999. The decreases in weighted average number of shares outstanding for these periods reflect open market repurchases of shares by Electrolux.

8.	Dividends are set forth in the above table under the year to which they relate. In accordance with general practice in Sweden, the dividends are declared and paid in the year following the financial period.

9.	Amounts in U.S. dollars are presented for convenience only, and are based on the noon buying rate for SEK at each of the respective payment dates.

     Exchange Rate Information

     The following table presents information with respect to the exchange rate for Swedish kronor per USD 1.00, based on the noon buying rate for cable transfers in SEK as certified for customs purposes by the Federal Reserve Bank of New York. On June 21, 2004 the noon buying rate for SEK was USD 1.00=SEK 7.5510.

Period	Average Rate[1]	High	Low
	(SEK per USD)
Year ended December 31,1999	8.3007	8.6120	7.7060
Year ended December 31, 2000	9.2251	10.3600	8.3530
Year ended December 31, 2001	10.4328	11.0270	9.3250
Year ended December 31, 2002	9.6571	10.7290	8.6950
Year ended December 31, 2003	8.0351	8.7920	7.1950
December 2003	—	7.5420	7.1950
January 2004	—	7.4120	7.0850
February 2004	—	7.4330	7.1295
March 2004	—	7.6620	7.3660
April 2004	—	7.7510	7.4650
May 2004	—	7.7725	7.4170

1.	Based on the applicable exchange rate for the last day of each month during the period indicated. Average rates are not presented for months.

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

     Current conditions in many of the economies in which Electrolux operates and the global economy remain very uncertain. As a result, it is difficult to estimate the global and regional economic development for the foreseeable future. In addition, the business environment and the economic condition of Electrolux’s markets are also influenced by political uncertainties, including the current political situation in the Middle East. A lengthy recession or sustained loss of consumer confidence in the markets in which Electrolux operates could trigger a significant industry-wide decline in sales and could also lead to slower economic growth and a corresponding significant reduction in demand. Electrolux generates a substantial portion of its net sales from North America and Europe, both of which have experienced a slow economy in the past few years. More recently, North America has demonstrated a rebound in its economy. Recent years’ terrorist attacks have had a negative impact also on tourism, which has negatively affected the performance of our Professional Indoor business operations. These global and regional conditions could have an adverse impact on the operations of Electrolux, with a resulting material adverse effect on results of operations and financial condition.

     Electrolux’s markets are highly competitive and subject to price pressure.

     The markets for Electrolux’s products are highly competitive and there is considerable pressure to reduce prices, especially when faced with an economic downturn and possible reductions in consumer demand. The effects of competition and price pressure are particularly apparent for floor-care products in the United States and in Europe (in particular, in the U.K. and Germany), small appliances generally and for consumer outdoor products in Western Europe. Electrolux faces strong competitors, and the likely emergence of new competitors, particularly from Asia and Eastern Europe, who may prove to have greater resources in a given business area. Some industries in which Electrolux operates are undergoing consolidation which may result in stronger competitors and a change in Electrolux’s relative market position. There is also a trend, particularly in Europe, towards globalization among Electrolux’s customers in the retail sector, which means fewer, bigger and more international retail chains. As these retailers are consolidating their supplier base, the competition among suppliers may increase. In response to an increasingly competitive environment, Electrolux and other manufacturers may be forced to increase efficiency by further reducing costs along the value chain, including their suppliers. The development of alternative distribution channels, such as the Internet, could also contribute to further price pressure within Electrolux’s markets. There can be no assurances that Electrolux will be able to adapt to these changes and increase or maintain its market share.

     Consolidation of retail chains has resulted in increased dependence on a number of large customers.

     Due to the ongoing consolidation of retail chains, major customers account for a large and increasing part of Electrolux’s sales. This trend is particularly significant in the Consumer Durables business area, as most products in this business area are sold through major retail chains. This trend towards consolidation has resulted in greater commercial and credit exposures. If Electrolux were to experience a material reduction in orders or become unable to collect fully its accounts receivable from a major customer, its net sales and financial results would suffer.

     Electrolux’s operating results may be affected by seasonality.

     Demand for certain of Electrolux’s products is affected by seasonality and factors that are hard to predict such as the weather. For example, market demand for lawn mowers, trimmers and room air conditioners is generally lower during the winter season. As a result, Electrolux’s outdoor products and room air conditioners product lines experience most of their sales volume and profitability in the first seven months of the year. Electrolux expects this seasonality to continue in the future.

     Electrolux’s future success depends on its ability to develop new and innovative products.

     Product innovation and development are critical factors in maintaining market share in all of Electrolux’s product lines. The markets in which Electrolux operates, particularly the Consumer Durables business area, experience rapid and significant changes due to the introduction of new technologies. To meet Electrolux’s customers’ needs in these businesses, Electrolux must continuously design new, and update existing, products and services and invest in and develop new technologies. Product development is also driven by criteria for better environmental performance and lower cost of use. Introducing new products requires significant management time and a high level of financial and other commitments to research and development, which may not result in success. During 2003, Electrolux invested SEK 1,628 million in research and development, primarily related to product development in the Consumer Durables business area. Electrolux’s sales and net income may suffer if investments are made in technologies that do not function as expected or are not accepted in the marketplace.

     Electrolux may experience difficulties relating to its strategy for business acquisitions and dispositions.

     Electrolux’s core strategy is based on achieving and increasing significant market positions in its product areas through internal growth and acquisitions and by improving operational efficiencies. Political and economic developments in recent years in Eastern Europe, Asia and Latin America have created a potential for expansion in those markets. However, expansion through acquisitions is inherently risky due to the difficulties of integrating people, operations, technologies and products. Electrolux may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to integration of acquired or restructured businesses. There can be no assurances that Electrolux will be able to successfully integrate the businesses it acquires into existing operations or that they will perform according to expectations once integrated. Similarly, Electrolux’s dispositions of certain non-core assets may prove more costly than anticipated and may affect its net sales and results of operations.

     Electrolux may not be able to successfully implement planned cost-reduction measures and generate the expected cost-savings indicated herein.

     In 2001 and 2002, Electrolux implemented restructuring programs in an effort to improve operating efficiencies and the Group’s profitability. These restructuring measures included the divestitures of unprofitable non-core operations, layoffs of employees, consolidation of manufacturing operations and other cost-cutting measures. Electrolux also put substantial effort into driving down costs and complexity throughout the supply chain by improving integration of the supply chain and demand flow management. There can be no assurances that these measures will generate the level of cost savings that Electrolux has estimated going forward.

     Electrolux is dependent on third party suppliers to deliver key components and materials for its products.

     Electrolux’s manufacturing process depends on the availability and timely supply of components and raw materials, generally from third party suppliers. While supply delays can affect the performance of most of Electrolux’s business sectors, Electrolux is particularly sensitive to supply problems related to electronic components, compressors, steel, aluminium and copper. Electrolux works closely with its suppliers to avoid supply-related problems and is increasing its supply of sourced finished products, but there can be no assurances that it will not experience problems in the future. Such problems could have material adverse effects on the business, results of operations or financial condition of Electrolux. In addition, unanticipated increases in the price of components or raw materials due to market shortages could also adversely affect the financial results of Electrolux’s businesses.

     Electrolux is subject to risks related to changes in commodity prices.

     Electrolux is subject to risks related to changes in commodity prices as the ability to recover increased cost through higher pricing may be limited by the competitive environment in which Electrolux operates. In particular, steel prices have increased in 2004 in all markets. Electrolux uses commodity futures to hedge immaterial amounts of commodity purchases, primarily related to copper and aluminum. For more details regarding commodity price risk, please see Item 11 “Quantitative and Qualitative Disclosures About Market Risk.”

     Electrolux is exposed to foreign exchange risks and interest rate risk.

     Electrolux operates in approximately 60 countries around the world and as a result is subject to the risks associated with cross-border transactions. In particular, Electrolux is exposed to foreign currency exchange rate risks and risks relating to delayed payments from customers in certain countries or difficulties in the collection of receivables generally. Electrolux is also subject to risks arising from translation of balance sheets and income statements of foreign subsidiaries. The major currencies that Electrolux is exposed to are the U.S. dollar (including currencies correlating with the dollar), the Euro and the British pound. While Electrolux’s geographically widespread production and its hedging transactions reduce the effects of changes in exchange rates, there can be no assurances that these measures will be sufficient.

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

     Electrolux is subject to risks relating to the relocation of manufacturing capacity.

     As part of its strategy of continued reduction of costs and rationalization of its production activities, Electrolux has in the past, and will in the future, relocate some of its manufacturing capacity to lower cost jurisdictions. For example, in January 2004 Electrolux decided to relocate its production of refrigerators in Greenville, Michigan, to a new facility which will be built in Mexico. See “Item 5.D.—Trend Information — Closure of refrigerator plant in Greenville, USA.” The transfer of production from one facility to another is costly and presents the possibility of additional disruptions and delays during the transition period. Electrolux might not be able to successfully transition production to different facilities. Any prolonged disruption in the operations of any of its manufacturing facilities or any unforeseen delay in shifting manufacturing operations to new facilities, whether due to technical or labor difficulties or delays in regulatory approvals, could result in delays in shipments of products to Electrolux’s customers, increased costs and reduced revenues.

     Electrolux is subject to certain environmental risks.

     Electrolux may also be subject to environmental risks in connection with the operation of its manufacturing plants. With respect to such environmental risks, Electrolux maintains liability insurance at levels that management believes are appropriate and in accordance with industry practice. However, many of such risks are not insurable and there can be no assurances that (i) Electrolux will not incur environmental losses beyond the limits, or outside the coverage, of any insurance or that any such losses would not have a material adverse effect on the results of its operations or financial condition, or (ii) Electrolux’s provisions for environmental remediation will be sufficient to cover the ultimate loss or expenditure.

     Compliance cost associated with the EU Waste and Electrical and Electronic Equipment Directive could have a material adverse effect on Electrolux’s income, financial position and cash flow.

     In December 2002, the European Union (EU) adopted the Waste Electrical and Electronic Equipment (WEEE) Directive, introducing producer responsibility for the cost of recycling and waste disposal. This Directive requires that each manufacturer and importer, from August 2005, must finance the recycling of electrical products it places on the EU market after that date (individual producer responsibility). For products sold before August 2005, producers shall jointly share the recycling obligations based on current market share (collective producer responsibility).

     Recycling costs for Electrolux’s electrical products currently are in the range of 1 to 20 euro per appliance. The WEEE Directive will affect approximately 20 million Electrolux products sold each year in Europe. The compliance with the WEEE Directive could have a potential material adverse effect on the Electrolux’s income, financial position and cash flow. Estimates of the cost remain highly uncertain, as total volumes to be collected are, as yet, unknown. Furthermore, treatment costs cannot be predicted until contracts are in place, and transposition of the Directive by EU Member States may change the requirements finally placed on producers.

     For more details regarding the WEEE Directive, see “Item 4.B—Business Overview—Environmental and Other Government Regulation.”

     Lawsuits in the United States claiming asbestos-related personal injuries are pending against the Electrolux Group.

     Litigation and claims related to asbestos are pending against the Group in the United States. Almost all the cases relate to externally supplied components used in industrial products manufactured by discontinued operations of Electrolux prior to the early 1970s. Many of the cases involve multiple plaintiffs who have made identical allegations against many other defendants who are not part of the Electrolux Group.

     As of December 31, 2003, there were 584 (216) lawsuits pending against Electrolux entities representing approximately 21,000 (approximately 14,000) plaintiffs. During 2003, 497 new cases were filed and 129 pending cases were resolved. Approximately 20,000 of the plaintiffs relate to cases pending in the State of Mississippi.

     Electrolux believes its predecessor companies may have had insurance coverage applicable to some of the cases during some of the relevant years. Electrolux is currently in discussions with those insurance carriers.

     Additional lawsuits may be filed against Electrolux in the future. It is not possible to predict either the number of future claims or the number of plaintiffs that any future claims may represent. In addition, the outcome of asbestos claims is inherently uncertain and always difficult to predict and Electrolux cannot provide any assurances that the resolution of these types of claims will not have a material adverse effect on its business or results of operations in the future.

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

     Electrolux also faces exposure to product liability claims in the event that one of its products is alleged to have resulted in property damage, bodily injury or other adverse effects. Electrolux has become implicated in certain lawsuits in the ordinary course of its business, including suits involving allegations of improper delivery of goods or services, product liability and product defects and quality problems. Electrolux is largely self-insured for product liability matters expected to occur in the normal course of business and funds these risks, for the most part, through wholly-owned insurance subsidiaries. Electrolux accrues for such self-insured claims and litigation risks when it is probable that an obligation has been incurred and the amount can be reasonably estimated. In addition, for large catastrophic losses, Electrolux maintains excess product liability insurance with third-party carriers in amounts that it believes are reasonable. However, there can be no assurances that product liability claims will not have a material adverse affect on Electrolux’s business, results of operations or financial condition.

     Electrolux is subject to risks related to its insurance coverage

     Electrolux maintains third-party insurance coverage and self-insures through wholly-owned insurance subsidiaries for a variety of exposures and risks, such as property damage, business interruption, environmental risks and product liability claims. However, while Electrolux believes it has adequate insurance coverage for all relevant exposures in line with industry standards, there can be no assurances that (i) Electrolux will be able to maintain such insurance on acceptable terms, if at all, at all times in the future or that claims will not exceed, or fall outside of, its third-party or captive insurance coverage, or (ii) its provisions for uninsured or uncovered losses will be sufficient to cover its ultimate loss or expenditure.

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

     In 1928, Electrolux was introduced on the London Stock Exchange. At such time, the Group had five plants, approximately twenty subsidiaries and 250 offices throughout the world, and its worldwide turnover was approximately SEK 70 million. In 1930, Electrolux was listed on the Stockholm Stock Exchange. Three years later, vacuum cleaner production began in Old Greenwich, Connecticut, USA, and the first air-cooled refrigerator was produced.

     In the late 1960’s, Electrolux initiated the restructuring of the fragmented Western European white-goods industry. In 1968, the minority interest (39%) in Electrolux Corp., USA was sold to Consolidated Food for almost SEK 300 million. The cash generated from this transaction provided Electrolux with the key to future expansion.

     The acquisition of the Italian company Zanussi in 1984, including its subsidiaries in Spain, made Electrolux a leader in the European market for household appliances. The Zanussi purchase also made the Group a leader in food service equipment. The third largest white goods company in the USA, White Consolidated Inc., with brands such as Frigidaire, Gibson, Kelvinator and White Westinghouse, was acquired in 1986. The Outdoor Products business area expanded with the 1986 acquisition of the U.S. company Poulan/Weed Eater and the 1989 acquisition of the outdoor power products business of the Roper Corporation.

     Since the mid-1990s, the Group has periodically implemented a number of restructuring programs and other measures aimed at improving profitability. For example, the Group initiated a two-year restructuring program in 1997, pursuant to which operations were streamlined, beginning with the divestment of the industrial products sector, as well as the divestment of the production of sewing machines, agricultural implements and interior decoration equipment. Further restructuring measures were implemented in 2001 and 2002. See “Item 5—Operating and Financial Review and Prospects—Restructuring Programs.”

     A new branding strategy was adopted in 1998 to focus resources on a smaller number of large and well-defined brands. The core business at such time comprised Household Appliances, Professional Appliances and Outdoor Products. Annual Group sales in 1998 had grown to SEK 117 billion.

     In May 2000, an agreement was entered into for the acquisition of the trademark and company name “Electrolux” in North America. As a result, Electrolux gained global control of the company name and the Group’s most important brand.

     Today, Electrolux is one of Sweden’s largest industrial enterprises with 284 subsidiaries in approximately 60 countries as of December 31, 2003. For more information on the Group’s recent acquisitions and divestitures, please see “Item 5—Operating and Financial Review and Prospects—Significant Actions and Transactions Affecting Results and Financial Condition”. For a discussion of Electrolux’s principal capital expenditures during the past three years, please see “Item 5.B—Liquidity and Capital Resources”.

B.	BUSINESS OVERVIEW

     With sales of SEK 124.1 billion in 2003, Electrolux believes it is the world’s largest producer of appliances and equipment for kitchen, cleaning and outdoor use combined. Electrolux sold more than 55 million consumer products in 2003, including products such as refrigerators, cookers, washing machines, chainsaws, lawnmowers and garden tractors. Electrolux’s products are targeted at both professionals and retail consumers.

     Electrolux conducts operations in approximately 60 countries. The following table provides a breakdown of Electrolux’s net sales by region for each of the last three years:

Net Sales by Region	2003		2002		2001
	SEKm	%[1]	SEKm	%[1]	SEKm	%[1]
Sweden	4,307	3.5	4,473	3.4	4,518	3.4
Europe (excluding Sweden)	55,153	44.4	57,159	42.9	58,937	43.4
North America	49,205	39.7	53,391	40.1	53,794	39.6
Rest of the world	15,412	12.4	18,127	13.6	18,554	13.7

Consolidated sales	124,077	100.00	133,150	100.0	135,803	100.0

1.	As a percentage of consolidated net sales.

     Strategy

     Electrolux aims to be a global leader in the market for consumer durables for indoor and outdoor use. To this end, while significant volumes and economies of scale are of utmost importance, Electrolux’s key strategies are to be one of the most significant suppliers to the main retailers and to be recognized as a leading brand and manufacturer among customers.

     Electrolux intends to continue to develop into a market-driven company that is ahead of the competition in addressing consumer needs. To achieve this objective, Electrolux is implementing the following measures:

•	continued reduction of costs and the complexity of the organization;

•	acceleration of the rate of product renewal based on consumer needs; and

•	increased marketing and brand building focusing on fewer and stronger brands, with particular focus on Electrolux as a global brand for the Group.

     Electrolux Business Areas

     Electrolux operates in the following three business areas:

•	Consumer Durables;

•	Professional Indoor Products; and

•	Professional Outdoor Products.

     The following table sets forth the net sales for each of these business areas in each of the last three years.

Net Sales by Business Area	2003		2002		2001
	SEKm	%[1]	SEKm	%[1]	SEKm	%[1]
Consumer Durables	105,021	84.6	111,520	83.7	108,990	80.3
Professional Indoor	8,113	6.5	10,887	8.2	17,073	12.6
Professional Outdoor	10,856	8.7	10,597	8.0	9,452	6.9
Other	87	0.2	146	0.1	288	0.2

Total consolidated amounts	124,077	100.0	133,150	100.0	135,803	100.0

1.	As a percentage of net sales.

     Consumer Durables

     The Consumer Durables business area comprises mainly white goods (i.e., refrigerators, freezers, cookers, dryers, washing machines and dishwashers), and other appliances such as room air-conditioners and microwave ovens, as well as floor-care products and consumer outdoor equipment. In 2003, white goods and other appliances accounted for approximately 77% of sales for this business area, and floor-care products and consumer outdoor products represented 8% and 15%, respectively. Electrolux is the leading white goods company in Europe and Australia and has a substantial market share in each of the United States, Brazil and India as well as a significant market presence in China. The Group is the world’s largest producer of lawn mowers, garden tractors, and other portable petrol-driven garden equipment such as chainsaws and trimmers. The Group is a world leader in floor-care products and the largest producer in Europe and the second largest producer in the United States.

     Professional Products

     Professional Indoor Products

     The Professional Indoor Products business area comprises food-service equipment and laundry equipment. Products in food-services equipment are targeted at hotels, restaurants and institutions. Electrolux manufactures laundry equipment for laundry rooms in apartment buildings, launderettes and hotels, and for other professional users. The Group divested a significant portion of its operations in leisure appliances in 2001 and the remaining operations as of January 1, 2002. In addition, the Group divested its compressor operation on August 1, 2003.

     Electrolux is the world’s third largest producer of food-service equipment, with a leading position in the European market, and is one of the leaders in the global market for laundry equipment.

     Professional Outdoor Products

     The Professional Outdoor Products business area comprises mainly high-performance chainsaws, clearing saws and lawn and garden equipment. The majority of these products are sold under the Husqvarna brand. The Husqvarna and Jonsered brands, both of which are owned by Electrolux, are among the top three worldwide brands for professional chainsaws with a combined global market share of about 40% in the professional segment. This business area also includes the brands Partner Industrial Products, Dimas and Diamant Boart which encompasses power cutters, diamond tools and related equipment for the cutting of hard surfaces such as cement and stone.

     Following the 2002 acquisition of Diamant Boart, the Group is one of the world’s largest producer of diamond tools and related equipment for the construction and stone industries.

     Manufacturing

     Electrolux has manufacturing facilities in 97 locations in 25 countries around the world. Electrolux’s manufacturing operations consist mainly of the assembly of components and processing of standard raw materials sourced from various third-party manufacturers. The manufacturing process includes metalworking, molding of plastics, painting, enameling and, to some degree, the casting of parts.

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

     For a discussion of Electrolux’s manufacturing facilities, see “Item 4B—Environmental and Other Government Regulation—ISO Certification” and “Item 4D—Property, Plants and Equipment.”

     Sales and Marketing

     Last year, Electrolux sold more than 55 million consumer products in 150 different countries. Electrolux sells its products to distributors and retailers. Many of the retailers that sell Electrolux’s products are part of retail chains. Many of these retail chains have been consolidating in recent years and an increasing number of Electrolux’s products, in particular products in the Consumer Durables business area, are being sold through very large retail chains. As a result, an increasing percentage of Electrolux’s sales in 2003 was attributable to its ten largest customers. The trend towards consolidation is particularly apparent in the market for major appliances in the United States, where the three largest retail chains account for more than 50% of the total sales of major appliances for all manufacturers. In Europe, there is a similar trend towards consolidation of the retail chains, but the structure of Electrolux’s customer base varies from country to country. Electrolux works closely with its distributors to enhance production planning so as to be better aligned with targeted sales.

     Electrolux currently markets its products under a number of different brands. Electrolux has decided to reduce the number of brands in the Group and focus on “Electrolux” as a global brand across product categories. The aim is to have the Electrolux brand account for two-thirds of Electrolux’s sales in 2007. During 2002, all consumer operations began implementing plans for brand transition. Double-branding was initiated during 2002 in several countries, such as the United Kingdom and the United States. During 2003, Electrolux was double-branded with strong local brands in eight additional countries in Europe. In November 2003, the Electrolux-brand was introduced for floor-care products in the United States, and was very well received. A new range of high-end Electrolux-branded appliances is expected to be introduced in the United States during 2004. It is anticipated that building Electrolux as a global brand will increase the costs for marketing and advertising.

     The table below sets forth, for each business area, the principal product categories and the major brands and registered trademarks, and provides an indication of the market position of the relevant products. Information about market position is based on internal Group market share analysis.

Product Category	Major Brands / Trademarks	Market Position
Consumer Durables
White goods	Electrolux AEG Frigidaire* Kelvinator* Zanussi*	White goods Market leader in Europe and Australia, third largest producer in U.S.
Floor-care products	Electrolux Eureka AEG	Floor-care products World leader, largest producer in Europe, second largest in U.S.
Outdoor products	Electrolux Husqvarna Flymo* Weed Eater Poulan* Partner* McCulloch*	Consumer outdoor products The world’s largest producer of lawn mowers, garden tractors and other portable petrol-driven garden equipment

*	Double-branded with Electrolux

Product Category	Major Brands / Trademarks	Market Position
Professional Indoor Products
Food-service equipment	Electrolux Molteni Zanussi Professional	Food-service equipment Market-leader in Europe, third largest producer in the world
Laundry equipment	Electrolux Wascator	Laundry equipment One of the world’s leading producers
Professional Outdoor Products
Chainsaws	Husqvarna Jonsered	Professional Outdoor Products World’s largest producer of chainsaws
Diamond tools	Diamant Boart Dimas Partner Industrial Products	Diamond tools One of the world’s largest producers of diamond tools and related equipment for the construction and stone industries

     Intellectual Property

     Electrolux has adopted a comprehensive approach with respect to its intellectual property and actively manages a range of patents, trademarks, copyrights and design in its intellectual property portfolio.

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

     Electrolux both sources the technologies used in its products, as well as itself maintaining a portfolio of licensed technologies. Electrolux relies on technologies licensed from third parties only to a limited extent with respect to the products that it manufactures. Similarly, Electrolux does not extensively license its proprietary technology to third parties.

     Electrolux owns the rights to many well-recognized trademarks, including Electrolux, Frigidaire, Eureka and Zanussi. Electrolux has registered these and hundreds of other trademarks around the world. In May 2000, the Group acquired the right to the Electrolux brand and corporate name in Canada and the United States from Aerus LLC (formerly Electrolux LLC). Aerus LLC had the right to use the Electrolux brand on floor-care products in North America until December 1, 2003. For a discussion regarding certain of Electrolux’s trademarks, see “Item 4.B—Business Overview—Sales and Marketing”.

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

     Studies of the total effect of Electrolux’s products during their entire lifetimes, i.e., through production and use to disposal, demonstrate that the greatest environmental impact is generated when the products are used. Limits on energy consumption and energy labeling of products are core issues for Electrolux, as they are for the appliance industry as a whole. In Electrolux’s major markets in Europe and North America, energy and emission labels are mandatory for many products. In addition, Electrolux and the other major manufacturers in Europe have committed to voluntary agreements on energy efficiency improvements for washing machines and dishwashers. The European Commission has endorsed these voluntary agreements. It is Electrolux’s policy to develop and actively promote increased sales of products with lower environmental impact and to comply with applicable environmental regulations.

     Electrolux operates 14 plants in Sweden, which account for approximately 11% of the total value of the Group’s production. Permits are required by Swedish authorities for eight of these plants, while six are required to submit notification. The permits relate to, among other things, thresholds or maximum permissible values for air and water-borne emissions and for noise. No significant non-compliance with Swedish environmental legislation was reported in 2003.

     Manufacturing units in other countries adjust their operations, apply for necessary permits and report to the authorities in accordance with local legislation. The Group follows a precautionary policy, both with reference to acquisitions of new plants and continuous operations. Potential non-compliance, disputes or items that pose a material financial risk are reported to the Group in accordance with the Group policy. These routines have disclosed no items of significance during the year 2003. Electrolux products are affected by legislation in various markets, which principally involve limits on energy consumption (white goods) and emissions (outdoor products powered by gasoline). Electrolux continuously monitors regulatory changes, and product development and manufacturing are adjusted well in advance to reflect these changes.

     Recent Developments

     In December 2002, the European Union adopted the WEEE (Waste Electrical and Electronic Equipment) Directive, introducing producer responsibility for the cost of recycling and waste disposal of electrical products. The new directive requires that each importer and manufacturer finance the recycling of the electrical products it will place on the EU market after August 13, 2005 (individual producer responsibility). The Directive also requires that the industry jointly share the recycling obligations of products sold before August 13, 2005 based on current market share, on a collective basis (collective producer responsibility). Members states must implement the WEEE Directive in domestic legislation before August 13, 2004 and replace or modify existing national recycling systems. Collection systems must be operational, and treatment and financing systems must be in place by August 13, 2005. Initial collection and treatment targets are to be attained by December 2006. The Group has actively advocated individual producer responsibility, as it will create conditions for fair competition and encourages producers to invest in environmental design. Individual producer responsibility, as opposed to a system of shared financial responsibility, means that Group investments in product design aimed at lowering end-of-life disposal costs will directly benefit Electrolux.

     Recycling costs for Electrolux’s electrical products currently are in the range of 1 to 20 euro per appliance. The WEEE Directive will affect approximately 20 million of Electrolux’s products sold in Europe annually (based on 2001 production). It is not yet possible to accurately estimate the annual cost for Electrolux of the WEEE Directive partly because it is not known how many products will be returned (this depends on collection targets set in national legislation as well as sales in the past and the ambition of the consumer to return products). The obligation for recycling of historical products (products put on the market before August 13, 2005) will be shared among manufacturers based on their present market shares. For waste of products sold in the future (products put on the market after August 13, 2005), the responsibility for recycling is individual for each manufacturer and Electrolux will have to establish financial guarantees for the costs of recycling, starting August 13, 2005.

     Compliance with the WEEE Directive could have a potential material adverse effect on the Group’s income, financial position and cash flow. Estimates of the cost remain highly uncertain, as total volumes to be collected are, as yet, unknown. Furthermore, treatment costs cannot be predicted until contracts are in place, and transposition of the Directive by EU Member States may change the requirements finally placed as products.

     In December of 2002 the European Union also adopted the RoHS (Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment) directive which will ban the placing on the market of products containing lead, mercury, cadmium, hexavalent chromium, and two types of brominated flame retardants (PBB and PBDE) in components or materials from July 1, 2006. Electrolux is currently conducting a program to identify all parts, components and materials containing these substances. A phase out of these substances in supplied materials and components is scheduled for July 1, 2005.

     As of January 1, 2003, as part of new regulation of ozone-depleting substances in the United States, chemical producers are required by the U.S. Environmental Protection Agency to stop production of HCFC-141b. HCFC-141b has been used as a foam-blowing agent for refrigerators and freezers. In March 2004, Electrolux finalized the phase out of HCFC-141b and has now changed over to HFC-245fa in all operations in the United States.

     ISO Certification

     Environmental management systems are implemented at most of the Group’s manufacturing facilities. The Group’s policy mandates that all manufacturing plants with at least 50 employees are required to be certified according to ISO 14001. Newly acquired facilities must complete the certification process within three years after acquisition. During 2003, 17 plants were certified according to ISO 14001, and at year-end 2003 a total of 74 plants, representing 95% of the required factory workshop area, were certified according to ISO 14001.

C.	ORGANIZATIONAL STRUCTURE

     AB Electrolux is a corporation organized under the laws of the Kingdom of Sweden and the parent company of the various subsidiaries that conduct their business on a worldwide basis.

     Please see Note 28 to the consolidated financial statements for a listing of Electrolux’s significant subsidiaries.

D.	PROPERTY, PLANTS AND EQUIPMENT

     As of December 31, 2003, Electrolux occupied a total of 58 million square feet of property, of which 14 million were leased. Approximately 61% of the property portfolio is located in Europe.

     The manufacturing operations of Electrolux were carried out at 97 locations in 25 countries. The aggregate size of these factories, including warehouses and offices at the factory sites, was 36 million square feet. The factories are, with very few exceptions, owned by Electrolux. Most of the manufacturing facilities are located in Europe, while Electrolux’s largest manufacturing facilities are located in the United States. Electrolux operates 14 plants in Sweden, which account for approximately 11% of the total value of its production. In general, all Electrolux’s manufacturing facilities are well maintained, suitably equipped and in good operating condition. The facilities were adequate for production requirements during 2003 and Electrolux believes they will be adequate for the foreseeable future.

     In addition to manufacturing facilities, Electrolux uses 20 million square feet of administrative offices, warehouses, distribution facilities and sales branch offices. The majority of these buildings are leased. About 1.5 million square feet (of which approximately 20% were owned) were dedicated to division and country administrative headquarters.

     Electrolux has plans to invest in two new plants in Eastern Europe, one new plant in Thailand and Mexico, and increase capacity of an existing plant in Poland. The following table provides details of these facilities.

			Increase
	New plant	New plant	capacity	New plant	New plant
	in Hungary	in Russia	in Poland	in Mexico	in Thailand
Product	Refrigerators/	Washing machines	Dryers	Refrigerators	Washing machines
	freezers
Annual capacity	560,000	150,000	From 200,000 to	1,600,000	200,000
		(Phase 1)	800,000
Investment	SEK 600m	SEK 80m	SEK 270m	SEK 1,100m	SEK 80m
Start of production	2005	2004	2006	2005	2003

     See “Item 3.D—Risk Factors — Electrolux is subject to risks relating to the relocation of manufacturing capacity to lower cost jurisdictions.”

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GENERAL

     With net sales of SEK 124.1 billion in 2003, Electrolux believes it is the world’s largest producer of appliances and equipment for kitchen, cleaning and outdoor use combined, with operations in approximately 60 countries around the world. Electrolux sold more than 55 million products last year, including products such as refrigerators, cookers, washing machines, vacuum cleaners, chainsaws, lawnmowers and garden tractors. Electrolux’s products are targeted at both professionals and retail consumers.

     Through 2003, Electrolux operated in the following three business areas:

•	Consumer Durables, consisting of refrigerators, freezers, cookers, washing machines, dishwashers, room air-conditioners, microwave ovens, floor-care products, garden equipment and light-duty chainsaws;

•	Professional Indoor Products, consisting of food-service equipment for hotels, restaurants and institutions, as well as laundry equipment for apartment-house laundry rooms, launderettes, hotels and other professional users. We divested our components product line in August 2003; and

•	Professional Outdoor Products, consisting of high-performance chainsaws, clearing saws, turf-care equipment, power cutters, diamond tools and related equipment for cutting of materials such as cement and stone.

     As of January 1, 2004, the Group’s garden equipment for the consumer market will be reported in a new Outdoor Products segment within Consumer durables. The new Outdoor Products segment will also include consumer outdoor products sold under the Husqvarna brand, previously reported within Professional Outdoor Products. The new reporting structure reflects the organizational change within outdoor products in which all consumer and professional outdoor products have been combined under one management. See “Change in Segment Reporting in 2004” below.

SIGNIFICANT ACTIONS AND TRANSACTIONS AFFECTING RESULTS AND FINANCIAL CONDITION

     The following review of certain actions undertaken and transactions completed during the three year period 2001 through 2003 is significant for an understanding of the review of Electrolux’s results of operations and financial condition.

     Acquisitions

     Electrolux engages in acquisitions as part of its overall growth strategy and has made in excess of 200 acquisitions during the last three decades. These acquisitions have enabled Electrolux to achieve strong market positions in Western Europe, North America and Australia. Political and economic developments in recent years in Eastern Europe, Asia and Latin America have created a potential for expansion in those markets where access to products that are manufactured locally and adapted to local requirements is vital, particularly for household appliances.

     The following major acquisitions were effected during the last three years:

Acquisitions	Business Area (Product Line)	Date	Purchase Price
			(SEKm)
40% of Electrolux Home Appliances Co. Ltd, China	Consumer Durables (White Goods, Rest of the world)	December 29, 2003	35
Diamant Boart	Professional Outdoor (Construction Products)	July 1, 2002	1,700
Marazzini Ernesto S.p.A.	Consumer Durables (Garden Equipment)	July 1, 2001	145
Email Ltd.	Consumer Durables (White Goods)	February 1, 2001	2,270

     Dispositions

     Electrolux disposes of companies and businesses in the ordinary course of business in an effort to focus on core operations and to maximize efficiencies and the overall profitability of the Group. Since 1997, 26 non-core operations have been divested representing total annual sales of almost SEK 34 billion and 35,000 employees. During 2003, the Group divested its compressor operation and its 50% shareholding in Vestfrost A/S, a Danish producer of refrigerators and freezers. These divested businesses had total sales of approximately SEK 4,200 million and approximately 5,200 employees in 2002. The divestment of the compressor operation generated a capital loss of SEK 85 million, and the divestment of the shareholding in Vestfrost generated a capital gain of SEK 7 million, which are included in the consolidated financial statements for the year 2003.

     The following major dispositions were effected during the last three years:

				Approximate
			External	No. of
Divestments	Business Area (Product Line)	Date	Sales[1]	Employees
			(SEKm)
Compressor operation	Professional Indoor (Components)	August 1, 2003	2,800	4,100
50% interest in Vestfrost A/S.	Consumer Durables (White Goods, Europe)	August 1, 2003	1,400	1,100
Zanussi Metallurgica	Professional Indoor (Components)	July 1, 2002	600	640
European motor operation	Professional Indoor (Components)	April 1, 2002	950	1,950
Mexican compressor plant	Professional Indoor (Components)	April 1, 2002	180	240
European home comfort operation	Consumer Durables (Home Comfort)	January 1, 2002	850	280
Remainder of leisure appliance product line	Consumer Durables (Leisure Appliance)	January 1, 2002	1,300	1,400
FHP Elmotor	Professional Indoor (Components)	November 30, 2001	265	265
Electrolux Baking S.A.	Professional Indoor (Food-Service)	October 1, 2001	315	230
Major portion of leisure-appliances product line [2]	Consumer Durables (Leisure Appliance)	July 31, 2001	4,200	2,200
Majority interests in Veneta Factoring S.p.A	Group Treasury	April 26, 2001	—	30

1.	Represents external sales of the divested operations for the full fiscal year preceding the year of divestiture.

2.	This disposition generated a capital gain in 2001 of approximately SEK 3,120 million and the disposition of the remaining part of the leisure-appliances product line generated a capital gain of SEK 1,800 million when it was divested in January 2002.

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

     2002 Restructuring Program

     The restructuring measures announced in December 2002 (the “2002 Restructuring Program”) are proceeding as planned. The 2002 Restructuring Program focuses on improving under-performing operations, such as air-conditioners in the United States and appliances in China and India. The program is aimed at improving productivity and adjusting the cost structure, and includes the consolidation of production operations, rationalization of sales and marketing activities, asset write-downs and employee layoffs. For example, the Group consolidated its product platforms and changed the production structure to a few master plants and a number of smaller manufacturing units within its white goods operations in Europe and closed certain plants within its white goods operations in North America. With respect to its white goods operations in Latin America, Asia and Australia, the Group also rationalized its refrigeration production and sales and marketing activities in China, while in India it consolidated its structure and laid off employees and wrote-down assets.

     A charge of SEK 1,338 million was recorded against operating income during the fourth quarter of 2002 in respect of the 2002 Restructuring Program. Slightly more than half of the amount relates to items other than asset write-downs, mainly layoffs of 5,091 employees. As of December 31, 2003, approximately SEK 1,241 million had been utilized with employee layoffs of 4,946. Annual savings resulting from these measures were SEK 246 million in 2003. Measures taken during 2003 included the closure of one plant for air conditioners in North America and one for refrigerators in India. Electrolux estimates future annual savings from these measures of an additional SEK 112 million in 2004. Total savings are estimated at approximately SEK 340 million on an annual basis from 2005.

     The following table sets forth the results of our 2002 Restructuring Program:

					Estimated
			Utilized as of		additional
			December 31,	Savings	savings
	Total cost		2003	2003	2004
	(SEK millions)
Major appliances, Rest of the world	613		560	84	28
Major appliances, North America	396		396	100	45
Major appliances, Europe	177		133	46	39

Total major appliances	1,186		1,089	230	112
Compressors	152		152	16	—

Total	1,338	(1)	1,241	246	112

1.	SEK 567 million of the total cost referred to write-downs of assets.

     2001 Restructuring Program

     The restructuring measures announced in the third and fourth quarters of 2001 (the “2001 Restructuring Program”) are proceeding as planned and were substantially completed during 2003. The 2001 Restructuring Program focused on operations in components and white goods, and included plant shutdowns and the rationalization of sales and administrative activities. For example, the Group closed a refrigeration manufacturing plant in Germany and a manufacturing plant for cookers in Norway during 2002 within its white goods operations in Europe. It also consolidated certain floor-care product production lines in Europe. Within professional indoor products, the Group divested a baking equipment operation in France and closed a plant in Germany while, within components, the Group undertook a restructuring of the components product line (including a write-down of assets), the closure of a compressor plant in the United States, a divestment of a Mexican compressor plant, a reduction of capacity in Italy and Spain, and the write-down of assets in joint venture in Egypt and China. Restructuring measures have resulted in layoffs of approximately 4,549 employees to date. Approximately 50% of the 2001 Restructuring Program (SEK 1,700 million) related to write-downs of assets which were reflected in the consolidated financial statements for 2001.

     The total charge of approximately SEK 3,261 million was recorded against operating income in 2001 with respect to the 2001 Restructuring Program. Of this amount, approximately SEK 3,050 million had been utilized as of December 31, 2003. The remaining part of the provision refers mainly to redundancy payments. Annual savings resulting from the 2001 Restructuring Program amounted to approximately SEK 897 million in 2002 and approximately SEK 1,089 million in 2003.

     Other Factors Affecting Results

     Impairment of Assets

     All long-lived assets, including goodwill, are evaluated for impairment yearly or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Different methods have been used for this evaluation, depending on the availability of information. When available, market value has been used and impairment charges have been recorded when this information indicated that the carrying amount of an asset was not recoverable. In the majority of cases, however, market value has not been available, and the fair value has been estimated by using the discounted cash flow method based on expected future results. Significant differences in the estimation of expected future results and the discount rates used could have resulted in different asset valuations. In 2003, there was a write-down of assets in Nordwaggon. Nordwaggon is a Swedish-based railcar operator that is owned 50% by Electrolux and 50% by the Swedish-state-owned Swecarrier. Nordwaggon has made a write-down and taken a provision referring to railcars. The Group’s participation has therefore been written down in the amount of SEK 85 million.

     Outside of the restructuring programs, write-downs of assets were made following impairment tests at year-end 2002 in the amount of SEK 1,006 million. The write-downs in 2002 relate to the components product line, as well as certain assets in other under-performing operations. Affected assets included tangible fixed assets and intangible assets in the form of goodwill.

     Foreign Exchange Effects

     During 2003, changes in exchange rates had a net negative impact on operating income of approximately SEK –930 million (-216). Approximately SEK –610 million (-236) of that amount refers to translation of income statements in subsidiaries and was mainly due to the strengthening of the Swedish krona against the U.S. dollar. The transaction effect was approximately SEK –320 million (20) and refers largely to the weakening of the British pound against the euro. The transaction amount includes a positive impact of approximately SEK 69 million (112) from hedging. The effect of changes in exchange rates on income after financial items amounted to approximately SEK –855 million
(-100).

     During 2002, changes in exchange rates had a net negative impact on operating income of approximately SEK –216 million (641), and on income after financial items of approximately SEK –100 million (566). Of the latter amount, approximately SEK –137 million (479) related to translation of income statements in subsidiaries, mainly due to the strengthening of the Swedish krona against the U.S. dollar.

     Seasonality

     Demand for certain of Electrolux’s products is affected by seasonality. Generally, market demand in the outdoors products segment and for room air conditioners is lower during the winter season. As a result, Electrolux’s outdoor products and room air conditioners product line experience most of their sales volume and profitability in the first seven months of the year. On a year-to-year basis, market demand for lawn movers, trimmers and air conditioners is also affected by the weather. Electrolux expects this seasonality to continue in the future.

ITEMS AFFECTING COMPARABILITY

     In accordance with Swedish GAAP, companies are required to disclose information in their financial statements as to events and transactions with effects on income that are of significance when income from the period is compared with that of other periods. Electrolux reports these events and transactions on the line-item “Items affecting comparability” which appears separately on the face of the income statement and in the notes to the financial statements. Items affecting comparability included in operating income amounted to
SEK –463 million in 2003 (consisting of a capital loss on its compressor product line of SEK –85 million, provision for loan guarantees of SEK –293 million and impairment charges of SEK –85 million), SEK –434 million in 2002 (consisting of capital gains on the sale of leisure appliances of SEK 1,800 million and other capital gains of SEK 110 million, offset by restructuring and impairment charges of
SEK 2,344 million) and SEK –141 million in 2001 (consisting of capital gains on the sale of leisure appliances of SEK 3,120 million, offset by restructuring and impairment charges of SEK 3,261 million). These numbers include the capital gains and losses from divestitures of operations and costs relating to restructuring and impairment. Please refer to Note 7 to the consolidated financial statements for a description of the items.

CHANGES IN SEGMENT REPORTING IN 2004

     As of January 1, 2004, the Group’s garden equipment for the consumer market will be reported in a new Outdoor Products segment within Consumer Durables. The new Outdoor Products segment will also include consumer outdoor products sold under the Husqvarna brand, previously reported within Professional Outdoor Products. The new reporting structure reflects the organizational change within outdoor products in which all consumer and professional outdoor products have been combined under one management. The tables below show financial key data, excluding items affecting comparability for 2003, 2002 and 2001 in accordance with the new reporting structure.

     Consumer Durables

	2003	2002	2001
	(SEKm, unless otherwise stated)
Europe
Net sales	44,267	45,128	44,694
Operating income[1]	3,289	3,136	2,569
Operating margin, %[2]	7.4	6.9	5.7
Net assets[3]	5,873	6,613	8,239
Average net assets[4]	7,139	7,606	9,319
Return on net assets, %[5]	46.1	41.2	27.6
Capital expenditure	1,202	1,273	1,200
Average number of employees	27,788	29,837	30,533

North America
Net sales	32,247	35,245	32,752
Operating income[1]	1,583	2,027	807
Operating margin, %[2]	4.9	5.8	2.5
Net assets[3]	7,683	8,678	10,055
Average net assets[4]	8,404	9,933	9,766
Return on net assets, %[5]	18.8	20.4	8.3
Capital expenditure	618	477	922
Average number of employees	15,249	15,101	13,544

	2003	2002	2001
	(SEKm, unless otherwise stated)
Rest of the world
Net sales	12,544	14,796	14,932
Operating income[1]	0	55	317
Operating margin, %[2]	0.0	0.4	2.1
Net assets[3]	4,420	4,114	6,639
Average net assets[4]	4,265	5,252	6,255
Return on net assets, %[5]	0.0	1.0	5.1
Capital expenditure	470	406	335
Average number of employees	15,389	17,484	18,830

Outdoor Products
Net sales	17,223	18,229	18,541
Operating income[1]	1,493	1,445	952
Operating margin, %[2]	8.7	7.9	5.1
Net assets[3]	4,498	5,068	5,850
Average net assets[4]	5,838	6,349	6,986
Return on net assets, %[5]	25.6	22.8	13.6
Capital expenditure	560	566	655
Average number of employees	5,633	4,415	4,269

     Professional Products

	2003	2002	2001
	(SEKm, unless otherwise stated)
Professional Indoor Products
Net sales	8,113	10,887	17,073
Operating income[1]	556	753	1,070
Operating margin, %[2]	6.9	6.9	6.3
Net assets[3]	974	1,630	4,771
Average net assets[4]	1,451	3,425	6,817
Return on net assets, %[5]	38.3	22.0	15.7
Capital expenditure	278	295	657
Average number of employees	6,126	7,995	14,429

Professional Outdoor Products
Net sales	9,596	8,719	7,523
Operating income[1]	1,462	1,431	1,297
Operating margin, %[2]	15.2	16.4	17.2
Net assets[3]	4,117	3,746	2,626
Average net assets[4]	4,183	2,921	2,856
Return on net assets, %[5]	35.0	49.0	45.4
Capital expenditure	283	227	209
Average number of employees	5,759	5,781	4,057

     Other

	2003	2002	2001
	(SEKm, unless otherwise stated)
Net sales	87	146	288
Operating income[6]	-1,208	-1,116	-731
Net assets[7]	-1,143	-1,933	-1,018
Average net assets[8]	-1,209	-511	-2
Capital expenditure	52	91	217
Average number of employees	1,196	1,358	1,477

1.	Excludes items affecting comparability.

2.	Defined as operating income excluding items affecting comparability expressed as a percentage of net sales.

3.	Defined as total assets exclusive of liquid funds, interest bearing financial receivables, as well as non-interest-bearing liabilities and excluding items affecting comparability.

4.	Calculated as (Opening balance 1st of January + Closing balance 31st of March * 2 + Closing balance 30th of June * 2 + Closing balance 30th of September * 2 + Closing balance 31st of December)/8.

5.	Defined as operating income as a percentage of average net assets, excluding items affecting comparability.

6.	Other operating income including items affecting comparability.

7.	Other net assets including items affecting comparability.

8.	Other average net assets including items affecting comparability.

A.	OPERATING RESULTS

     The following table sets out selected income statement data for the years ended December 31, 2003, 2002 and 2001:

Consolidated Income Statement Data	2003	2002	2001
	(SEK m)
Net Sales	124,077	133,150	135,803
Operating Income	7,175	7,731	6,281
Income After Financial Items	7,006	7,545	5,215
Net Income	4,778	5,095	3,870

RESULTS OF OPERATIONS FOR 2003 AS COMPARED TO 2002

     Consolidated Results

     Consolidated Net Sales

     Net sales for Electrolux in 2003 amounted to SEK 124,077 million, as compared to SEK 133,150 million in 2002. This decrease primarily reflects changes in exchange rates. Net sales were also affected by divestments in certain operations, including the European compressor operation and Vestfrost A/S, which businesses generated aggregate sales of SEK 4,200 million in 2002. In terms of business areas, net sales for Consumer Durables decreased by 5.8% to SEK 105,021 million (111,520). Aggregate net sales for Professional Products declined by 11.7% to SEK 18,969 million (21,484). The decline for Consumer Durables is principally due to changes in exchange rates, and the decline for Professional Products is primarily due to divestments.

     The following table sets forth details of changes in Group net sales in 2003 and 2002:

	2003	2002	2001
	%
Changes in Group structure[1]	-0.9	-3.4	2.4
Changes in exchange rates	-9.2	-4.1	9.1
Changes in volume/price/mix	3.3	5.5	-2.4

Total	(6.8)	(2.0)	9.1

1.	For further details of changes in the Group structure, see “—Significant Actions and Transactions Affecting Results and Financial Condition” above

     Consolidated Operating Income

     The Group’s operating income for 2003 decreased by 7.2% to SEK 7,175 million (7,731), which corresponds to 5.8% (5.8) of net sales. The decrease relates mainly to changes in exchange rates. Operating income for Consumer Durables decreased by 5.1% to SEK 6,250 million (6,587). Aggregate operating income for the Professional Products business areas decreased by 5.7% to SEK 2,132 million (2,261) due principally to changes in exchange rates. Depreciation and amortization in 2003 amounted to SEK 3,353 million (3,854) of which SEK 182 million (230) related to goodwill.

     Income After Financial Items

     Income after financial items decreased by 7.1% to SEK 7,006 million (7,545) representing 5.6% (5.7) of net sales. Net financial items amounted to SEK –169 million (–186 million),the improvement is due mainly to reduction in net borrowings. Total financial income amounted to SEK 794 million (947 million), while total financial expenses amounted to SEK –963 million (–1,133 million).

     Taxes

     Total taxes for 2003 amounted to SEK 2,226 million (2,459), corresponding to 31.8% (32.6) of income after financial items. The effective tax rate (excluding items affecting comparability) in 2003 was 29.8%, as compared to 30.9% in 2002.

     Consolidated Results Excluding Items Affecting Comparability

     As discussed above, Swedish GAAP requires companies to disclose information in their financial statements as to events and transactions with effects on income that are of significance when income from the period is compared with that of other periods. Electrolux reports these events and transactions on the line-item “Items affecting comparability” which appears separately on the face of the income statement and in Note 7 to the consolidated financial statements set forth elsewhere herein. During 2003, items affecting comparability amounted to SEK –463 million (–434). Excluding items affecting comparability, operating income decreased by 6.5% to SEK 7,638 million (8,165), representing 6.2% (6.1) of net sales, income after financial items declined by 6.4% to SEK 7,469 million (7,979), corresponding to 6.0% (6.0) of net sales, net income decreased by 5.1% to SEK 5,241 million (5,521), and net income per share declined by 0.9% to SEK 16.75 (16.90). Also excluding such items affecting comparability, the effective tax rate was 29.8% (30.9%).

     Value Creation

     Value creation is a performance measure extensively used by Electrolux for internal reporting purposes, as a management tool for measuring and evaluating financial performance within the Group as well as a basis for remuneration.

     Value creation is not a measure determined in accordance with GAAP. We believe however that our definition links operating income and asset efficiency with the cost of the capital employed in operations. Value creation should not be considered as an alternative measure of performance and may not be comparable to similar measures disclosed by other companies because value creation is not uniformly defined.

     Value creation is measured excluding items affecting comparability and defined as operating income less the weighted average cost of capital (WACC) on average net assets during a specific period.

     Value creation is reconciled to operating income as follows:

	2003	2002	2001	2000	1999
	(SEK millions, except percentages)
Operating Income	7,175	7,731	6,281	7,602	7,204
Excluding items affecting comparability	463	434	141	448	216

	7,638	8,165	6,422	8,050	7,420
Less asset capital charge	4,189	4,704	6,160	5,627	5,638

Value Creation	3,449	3,461	262	2,423	1,782

Weighted Average Cost of Capital x	13%	13%	14%	14%	14%

Average net assets =	32,226	36,182	44,002	40,194	40,270

Asset capital charge	4,189	4,704	6,160	5,627	5,638

     The cost of capital varies between different countries and business units due to country-specific factors such as interest rates, risk premiums and tax rates. WACC is calculated annually by Electrolux to apply for the following year on the basis of agreed parameters aimed at determining the Group’s cost of capital. Net assets are total assets exclusive of liquid funds (short-term investments and cash and bank balances), interest-bearing financial receivables, as well as non-interest-bearing liabilities and provisions and excluding items affecting comparability. A higher return on net assets than the WACC implies that the Group creates value.

     Total value created in 2003 amounted to SEK 3,449 million compared with SEK 3,461 million in the previous year. Value created was positively impacted by lower average net assets, excluding items affecting comparability, which declined to SEK 32,226 million (36,182). The decline in net assets was mainly due to changes in exchange rates and divestments, partially offset by an increase in working capital.

     Results of Operations by Business Area

     Electrolux operates in the following three business areas:

•	Consumer Durables, consisting of refrigerators, freezers, cookers, washing machines, dishwashers, room air-conditioners, microwave ovens, floor-care products, garden equipment and light-duty chainsaws;

•	Professional Indoor Products, consisting of food-service equipment for hotels, restaurants and institutions, as well as laundry equipment for apartment-house laundry rooms, launderettes, hotels and other professional users. We divested our components product line in August 2003; and

•	Professional Outdoor Products, consisting of high-performance chainsaws, clearing saws, turf-care equipment, power cutters, diamond tools and related equipment for cutting of materials such as cement and stone.

     The following tables set out certain information regarding Electrolux’s net sales and operating income by business area.

Net Sales by Business Area	2003		2002		2001
	SEKm	%[1]	SEKm	%[1]	SEKm	%[1]
Consumer Durables	105,021	84.7	111,520	83.7	108,990	80.3
Professional Indoor	8,113	6.5	10,887	8.2	17,073	12.6
Professional Outdoor	10,856	8.7	10,597	8.0	9,452	6.9
Other	87	0.1	146	0.1	288	0.2

Total consolidated amounts	124,077	100.0	133,150	100.0	135,803	100.0

1.	As a percentage of total consolidated net sales.

Operating Income by Business
Area (Excluding Items Affecting
Comparability)	2003		2002		2001
	SEKm	%[2]	SEKm	%[2]	SEKm	%[2]

Consumer Durables[1]	6,250	74.6	6,587	74.4	4,629	66.0
Professional Indoor[1]	556	6.6	753	8.5	1,070	15.3
Professional Outdoor[1]	1,576	18.8	1,508	17.1	1,313	18.7

Common Group costs, etc.	-744	—	-683	—	-590	—
Items affecting comparability	-463	—	-434	—	-141	—

Total Operating Income	7,175	—	7,731	—	6,281	—

1.	Operating income by business area is presented after excluding items affecting comparability because this is a measure which management uses to manage the operations of the Group. It is not, however, a measure under Swedish GAAP or U.S. GAAP. For more information on the use of non-GAAP measures and items affecting comparability, please see “Presentation of Information” and Note 7 to the consolidated financial statements.

2.	As a percentage of total operating income, excluding items affecting comparability and common group costs.

     Demand increased during 2003 in most of the Group’s product areas in both Europe and North America. Market conditions in Asia and Australia improved, while demand in Brazil showed a significant downturn.

     The strengthening of the Swedish krona against most currencies during the year had a negative impact on sales and income, particularly for Consumer Durables in North America and Professional Outdoor Products.

     The markets for Consumer Durables in both Europe and the US were characterized by an increased downward pressure on prices. This was offset, however, by improved manufacturing efficiencies, savings from restructuring and lower costs for materials and components.

     Sales and operating income for Consumer Durables increased in comparable currencies, but declined in Swedish krona. Operating margin was largely unchanged compared with the previous year.

     Sales for Professional Products declined, mainly as a result of the divestment of the compressor and motor operations within Indoor Products. Operating income was lower than in the previous year, but margin improved.

     The following discussion includes statements about operating income and operating margin with respect to the Consumer Durables and Professional Products business areas. Both operating income and operating margin for these business areas are presented excluding items affecting comparability. These financial measures are not measures under Swedish GAAP or U.S. GAAP. For more information on non-GAAP financial measures and items affecting comparability and U.S. GAAP, see “Presentation of Information” and Note 29 to the consolidated financial statements.

     Consumer Durables

Consumer Durables By Region	2003	2002	2001
	(SEKm, except percentage amounts and employee numbers)
Europe
Net Sales	47,312	48,250	47,200
Operating Income[1].	3,382	3,265	2,528
Operating Margin, %[2].	7.1	6.8	5.4
Net Assets[3]	6,977	7,576	9,426
Average net assets[4]	8,379	8,802	10,846
Return on net assets, %[5]	40.4	37.1	23.3
Capital Expenditure	1,269	1,328	1,244
Average number of employees	28,755	30,837	31,462

Consumer Durables By Region	2003	2002	2001
	(SEKm, except percentage amounts and employee numbers)
North America
Net Sales	45,063	48,450	46,814
Operating Income[1].	2,866	3,271	1,814
Operating Margin, %[2]	6.4	6.8	3.9
Net Assets[3]	10,724	12,874	14,330
Average net assets[4]	12,544	14,980	14,758
Return on net assets, %[5]	22.8	21.8	12.3
Capital Expenditure	1,089	984	1,530
Average number of employees	19,602	18,318	16,704

Rest of the world
Net Sales	12,646	14,820	14,976
Operating Income[1]	2	51	287
Operating Margin, %[2]	—	0.3	1.9
Net Assets[3]	4,461	3,913	6,754
Average net assets[4]	4,301	5,056	6,238
Return on net assets, %[5]	—	0.3	4.6
Capital Expenditure	470	406	334
Average number of employees	15,418	17,518	18,866

1.	Excludes items affecting comparability.

2.	Defined as operating income excluding items affecting comparability expressed as a percentage of net sales.

3.	Defined as total assets exclusive of liquid funds, interest bearing financial receivables, as well as non-interest-bearing liabilities and excluding items affecting comparability.

4.	Calculated as (Opening balance 1st of January + Closing balance 31st of March * 2 + Closing balance 30th of June * 2 + Closing balance 30th of September * 2 + Closing balance 31st of December)/8.

5.	Defined as operating income as a percentage of average net assets, excluding items affecting comparability.

     Operations in Europe

     White Goods. Industry shipments of core appliances in Europe increased in volume by approximately 4% during 2003 as compared with 2002. This industry-wide growth relates primarily to Eastern Europe with industry shipments increasing by approximately 10% during 2003 compared with 2002. Industry shipments of white goods in Western Europe increased by approximately 3%. A total of 72.6 (69.6) million units of appliances (excluding microwave ovens) were estimated to have been shipped in the European market during 2003. Of these, a total of 55.0 (53.6) million units were estimated to have been shipped in Western Europe.

     Group sales of appliances in Europe increased in volume, with growth particularly in Eastern Europe, Spain and the United Kingdom. Group operating income and margin was in line with the previous year.

     Floor-care

     The general market for floor-care products in Europe grew in volume terms, particularly in the lower price segments where Electrolux does not compete. Group sales for floor-care products declined compared with 2002, due principally to lower sales volumes. Operating income improved, principally as a result of a better product mix and implemented restructuring.

     Consumer Outdoor Products

     Demand for Group consumer outdoor products in Europe was weaker in 2003 than in 2002, mainly due to unfavorable weather. Group sales in Europe declined, although Group operating income improved.

     Operations in North America

     White Goods. In the United States, industry shipments of core appliances increased by approximately 4% from 2002. Industry shipments of major appliances (i.e., inclusive of room air-conditioners and microwave ovens) rose by approximately 8%. The U.S. market for core appliances (exclusive of microwave ovens and room air-conditioners), which consists of industry shipments from domestic producers plus imports, amounted to 43.5 (41.7) million units in 2003.

     Group sales of appliances in North America grew in U.S. dollar terms. Operating income and margin increased in 2003 as a result of higher volumes, lower costs for materials and improved manufacturing efficiency.

     Floor-care Products. Demand for floor-care products in the United States grew in 2003 compared with 2002, despite significant price erosion in the market. Sales for the Group’s American operation declined in local currency. Operating income showed a considerable downturn, mainly as a result of an unfavorable product mix and downward pressure on prices.

     Consumer Outdoor Products. Demand for garden equipment in North America also improved. The Group achieved sales growth in U.S. dollar terms. Operating income increased substantially as a result of higher volumes and improved manufacturing efficiency.

     Operations in Rest of the World

     The market for appliances in Brazil showed a considerable downturn for 2003. However, shipments in the fourth quarter of 2003 were largely unchanged compared with the same period in 2002. The market for appliances in Australia showed an upturn in volume in 2003 compared with the previous year.

     In Brazil, sales of appliances grew in local currency, but declined following translation into SEK. Operating income improved from the previous year, but was still negative.

     In India and China, sales of appliances were substantially lower in 2003 compared with 2002 as a result of implemented restructuring and focusing of operations on core areas. Income for both operations remained negative in 2003, but improved from 2002, mainly in the fourth quarter. In China, production of refrigerators was consolidated from two plants to one. In India, production was discontinued at both compressor plants and at one of the three refrigerator plants. Capacity was reduced in the remaining refrigerator plants. In addition, as Asia is becoming an important base for sourcing, a new purchasing office was established in the region in 2003. Both the Indian and Chinese operations are being increasingly integrated into the Group, participating in global products councils, and benefiting from other supporting Group processes in purchasing, talent management, branding and improved manufacturing efficiency.

     The Australian operation, which was acquired at the beginning of 2001, showed a decline in both sales and operating income, although operating margin in 2003 was in line with 2002. The Australian operation markets appliances under eight different brands. During the year, a process was initiated to reduce the number of brands to three and at the same time introduce the Electrolux brand. The Group is also strengthening the product portfolio in Australia with a substantial number of new products in 2004.

     Professional Products

Professional Products	2003	2002	2001
	(SEKm, except percentage amounts and employee numbers)
Outdoor Products
Net Sales	10,856	10,597	9,452
Operating Income[1].	1,576	1,508	1,313
Operating Margin, %[2]	14.5	14.2	13.9
Net Assets[3]	4,429	3,866	2,901
Average net assets[4]	4,605	3,223	3,340
Return on net assets, %[5]	34.2	46.9	39.5
Capital Expenditure	305	229	213
Average number of employees	6,043	5,945	4,201

Professional Products	2003	2002	2001
	(SEKm, except percentage amounts and employee numbers)
Indoor Products
Net Sales	8,113	10,887	17,073
Operating Income[1]	556	753	1,070
Operating Margin, %[2]	6.9	6.9	6.3
Net Assets[3]	974	1,621	4,769
Average net assets[4]	1,451	3,425	6,817
Return on net assets, %[5]	38.3	22.0	15.7
Capital Expenditure	278	295	657
Average number of employees	6,126	7,995	14,429

1.	Excludes items affecting comparability.

2.	Defined as operating income excluding items affecting comparability expressed as a percentage of net sales.

3.	Defined as total assets exclusive of liquid funds, interest bearing financial receivables, as well as non-interest-bearing liabilities and excluding items affecting comparability.

4.	Calculated as (Opening balance 1st of January + Closing balance 31st of March * 2 + Closing balance 30th of June * 2 + Closing balance 30th of September * 2 + Closing balance 31st of December)/8.

5.	Defined as operating income as a percentage of average net assets, excluding items affecting comparability.

     Professional Indoor Products

     Total sales for Professional Indoor Products were lower in 2003 compared to 2002 mainly as a result of the divestment of the compressor operation. Operating income declined, but with an unchanged margin.

     Food-Service Equipment

     Demand for food-service equipment was considerably lower in 2003 compared to 2002 particularly in some key markets in Southern Europe and the Nordic region. Sales declined as operating income showed a substantial downturn.

     Laundry Equipment.

     Group sales of laundry equipment declined slightly in 2003 due to lower demand in the United States and Japan. Group sales increased for comparable units. Operating income decreased, mainly as a result of changes in exchange rates. Operating margin was somewhat lower than in the previous year.

     Components.

     As of August 1, 2003, the Group divested its compressor operation, which had external sales of approximately SEK 2,800 million in 2002, and about 4,100 employees. The sale generated a capital loss of SEK 85 million.

     During 2002, the Group divested Zanussi Metallurgica, its European motor operation and its Mexican compressor plant. These operations had aggregate annual sales of approximately SEK 1,730m. For a discussion of these dispositions, see “Item 5—Factors Affecting Results—Dispositions”.

     Professional Outdoor Products

     Demand for professional chainsaws showed some growth in 2003, in both North America and Europe, however, mainly referring to lower-specified products. Group sales of chainsaws increased in volume during 2003. Group sales of professional lawn and garden products showed good growth. Sales of diamond tools and power cutters for comparable units declined, as a result of continued weak market demand.

     Overall, sales for Professional Outdoor Products were higher than in the previous year. Operating income improved somewhat and margin was largely unchanged.

RESULTS OF OPERATIONS FOR 2002 AS COMPARED TO 2001

     Consolidated Results

     Consolidated Net Sales

     Net sales for Electrolux in 2002 amounted to SEK 133,150 million, as compared to SEK 135,803 million in 2001. This marginal decrease primarily reflects divestments of certain operations, including the remainder of the leisure appliance product line, the European home comfort operations, the European motor operations and Zanussi Metallurgica, which businesses generated aggregate sales of SEK 3,880 million in 2001. Net sales were also negatively affected in 2002 by changes in foreign exchange rates. In terms of business areas, net sales for Consumer Durables increased by 2.3% to SEK 111,520 million (108,990). Aggregate net sales for Professional Products, however, declined by 19% to SEK 21,484 million (26,525) due to the aforementioned divestments, all of which were in the Professional Products business areas except for the European home comfort operations.

     Consolidated Operating Income

     The Group’s operating income for 2002 increased by 23% to SEK 7,731 million (6,281), which corresponds to 5.8% (4.6) of net sales. The increase relates mainly to higher volumes and lower costs of materials, as well as savings from implemented restructuring measures. Operating income for Consumer Durables (excluding items affecting comparability) increased by 42% to SEK 6,587 million (4,629), while aggregate operating income for the Professional Products business areas (excluding items affecting comparability) declined by 5% to SEK 2,261 million (2,383) due principally to the divestitures discussed above. In 2001, operating income was negatively impacted by costs of approximately SEK 1,050 million relating to the start-up and phase-in of a new generation of refrigerator products in the United States. Depreciation and amortization in 2002 amounted to SEK 3,854 million (4,277), of which SEK 230 million (257) related to goodwill.

     Income After Financial Items

     Income after financial items increased by 45% to SEK 7,545 million (5,215) representing 5.7% (3.8) of net sales. Net financial items amounted to SEK –186 million (–1,066). The improvement in income after financial items is due mainly to lower interest rates and a significant reduction in net borrowings. Total financial income amounted to SEK 947 million (973 million), while total financial expenses amounted to SEK –1,133 million (–2,039 million).

     Taxes

     Total taxes for 2002 amounted to SEK 2,459 million (1,477), corresponding to 32.6% (28.3) of income after financial items. The effective tax rate (excluding items affecting comparability) in 2002 was 30.9%, as compared to 32.0% in 2001.

     Consolidated Results Excluding Items Affecting Comparability

     As discussed above, Swedish GAAP requires companies to disclose information in their financial statements as to events and transactions with effects on income that are of significance when income from the period is compared with that of other periods. Electrolux reports these events and transactions on the line-item “Items affecting comparability” which appears separately on the face of the income statement and in the notes to the consolidated financial statements set forth elsewhere herein. During 2002, items affecting comparability amounted to
SEK –434m (–141m). Excluding items affecting comparability, operating income increased by 27% to SEK 8,165m (6,422m), representing 6.1% (4.7%) of net sales, income after financial items rose by 49% to SEK 7,979m (5,356m), corresponding to 6.0% (3.9%) of net sales, net income increased by 46% to SEK 5,521m (3,774m), and net income per share rose by 52% to SEK 16.90 (11.10). Also excluding such items affecting comparability, the effective tax rate was 30.9% (32.0%).

     Value Creation

     Total value created in 2002 amounted to SEK 3,461 million compared with SEK 262 million in the previous year. The improvement refers mainly to an increase in operating margin (excluding items affecting comparability) to 6.1% (4.7) as a result of higher sales volumes in Consumer Durables in the United States and Europe, restructuring measures and lower costs of materials. Value created also improved as a result of a decrease in average net assets (excluding items affecting comparability) to SEK 36,182 million (44,002) mainly due to divestments and a reduction in fixed assets and working capital. Changes in exchange rates significantly reduced average net assets and also had a negative impact on operating income.

     Results of Operations by Business Area

     There was a positive trend in demand during the year in most of the Group’s product areas in North America, Eastern Europe and Australia. Market conditions weakened in Western Europe, however. The markets for appliances in Brazil, India and China showed low growth during the first quarters, but improved in the latter part of the year.

     The following discussion includes statements about operating income and operating margin with respect to the Consumer Durables and Professional Products business areas. Both operating income and operating margin for these business areas are presented excluding items affecting comparability. These financial measures are not measures under Swedish GAAP or U.S. GAAP. For more information on non-GAAP financial measures and items affecting comparability, see “Presentation of Information” and Note 7 to the consolidated financial statements.

     Consumer Durables

     Consumer White Goods

     Net sales of white goods in 2002 increased to SEK 85,929 million (82,732). Net sales of white goods in Europe and North America accounted for approximately 50% and 40%, respectively, of all net sales of white goods. The remainder relates mainly to Australia, Brazil and China. Overall, operating income for the appliance operation outside Europe and North America showed a marked downturn, particularly in the fourth quarter, and was negative for the full year.

     Operations in Europe

     Sales of appliances in Europe increased in 2002 over 2001, particularly in Eastern Europe and with respect to key customer accounts. Electrolux strengthened its market share in both Western and Eastern Europe. Operating income showed a substantial improvement in 2002 from 2001, with a higher margin. The improvement resulted principally from higher volumes, lower costs of materials, improved internal efficiencies as well as the effects of restructuring measures.

     Operations in the United States

     Sales of appliances in North America were substantially higher in 2002 than in 2001, particularly for refrigerators and cooker products. Both operating income and margin increased in 2002, but from a relatively low level in 2001. Operating income for 2001 was negatively impacted by costs of approximately SEK 1,050m associated with the start-up and phase-in of a new generation of refrigerators. Sales of room air-conditioners were lower in 2002 than in the previous year. Operating income for the home-comfort product area declined in 2002 and was negative, principally reflecting decreasing sales as a result of weather conditions.

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

     Floor-Care Products

     The European market showed a continued positive trend. Sales for the floor-care product line were lower than in the previous year. Operating income declined and operating margin was unchanged, mainly as a result of an unfavorable product mix and downward pressure on prices, particularly in the United States beginning in the second half of 2002.

     Consumer Outdoor Products

     The European operation reported strong growth in sales. Operating income showed a marked upturn, although from a low level in 2002. Net sales in North America increased in local currency, but were largely unchanged after translation into SEK. Operating income and margin for the North America operation improved over the previous year.

     Professional Products

     Professional Indoor Products

     Professional Indoor Products consists of two product lines: food-service equipment, laundry equipment and components such as compressors.

     Food-Service Equipment

     Group sales declined in 2002 from 2001 mainly due to divestments and reduced market demand. Operating income and operating margin improved as a result of structural changes and intensified product development which resulted in a more favorable product mix.

     Laundry Equipment

     Group sales of laundry equipment declined in 2002 from 2001 due to weaker demand in several European markets, as well as in Japan. Operating income and operating margin improved as a result of higher productivity and the launch of new dryers in North America.

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

     Overall, sales for Professional Outdoor Products were higher in 2002 than in 2001, mainly as a result of the acquisition of Diamant Boart. Operating income and operating margin improved, even excluding the acquired operations.

B.	LIQUID FUNDS AND CAPITAL RESOURCES

     Operating cash flow is the Group’s primary source of liquid funds. Electrolux also utilizes long-term and short-term borrowings as a source of liquid funds. The Group’s liquid funds and capital resources are managed by the Group’s treasury operations in accordance with the Electrolux internal financing policy. For additional discussion regarding liquid funds and capital resources, please see “Item 11—Financing Risks”.

     Liquid Funds

     Electrolux’s goal is that the level of liquid funds corresponds to at least 2.5% of net sales. The Group’s aim is such that net liquid funds (defined as liquid funds less short-term borrowings) shall exceed zero, taking into account fluctuations arising from acquisitions, divestments and seasonal variations. Investment of liquid funds is mainly made in interest-bearing instruments with high liquidity and with issuers with a long-term rating of at least A-defined by Standards & Poor’s or similar, as stated in the Financial Policy.

     Liquid funds consist of short-term investments (less than one year) and cash equivalents. The table below presents the key data of liquid funds. The book value of liquid funds is approximately equal to fair value.

Liquidity profile	2003	2002	2001
	(SEKm)
Investments with maturities over three months	3,783	7,602	892
Investments with maturities up to three months	8,207	6,698	11,482
Fair value derivative assets included in short-term investments	612	—	—

Total Liquid funds	12,602	14,300	12,374
% of annualized net sales	11.3	11.8	9.8
Net liquidity [1]	8,593	12,682	7,118
Fixed-interest term, days	64	48	32
Effective yield, % (average per annum)	4.4	4.4	4.7

1.	The net liquidity calculation in 2003 includes long-term borrowings with maturities within 12 months.

     For 2003, liquid funds amounted to 11.3% (11.8%) of annualized net sales, thereby exceeding the Group’s minimum criterion, primarily due to positive operating cash flow and divestments of operations in recent years.

     On June 16, 2004, an Extraordinary General Meeting approved the redemption of 497,725 A Shares and 14,681,967 B Shares, representing approximately 4.7% of the total number of shares, for a total consideration of approximately SEK 3 billion. The consideration is scheduled to be paid to shareholders around June 30, 2004.

     Cash Flow From Operations

     Total cash flow from operations and investments decreased to SEK 3,723 million in 2003 (9,894 million). The decline in cash flow is mainly due to an increase in working capital, largely relating to accounts receivable. Working capital at year-end 2002 was at a historically low level, largely due to high accounts payable. Higher taxes paid, higher utilization of restructuring provisions, lower proceeds from divestments and acquisitions, as well as changes in exchange rates also had a negative impact on operating cash flow in 2003.

     Total cash flow from operations and investments decreased to SEK 9,894 million in 2002 (10,695 million). The decrease in cash flow was mainly due to lower proceeds from divestments and acquisitions. Cash flow was also negatively impacted by the final payment of USD 94 million related to the PBGC Pension Settlement.

Cash flow	2003	2002	2001
	(SEKm)
Cash flow from operations excluding change in operating assets and liabilities	7,124	9,100	5,848
Change in operating assets and liabilities	-831	1,805	3,634
Capital expenditures	-3,463	-3,335	-4,195
Other	36	95	547
Net proceeds from divestment and acquisition of operations	857	2,229	4,861

Total cash flow from operations and investments	3,723	9,894	10,695

     Interest-bearing liabilities

     At year-end 2003, the Group’s total interest-bearing liabilities, including interest-bearing pension liabilities, amounted to SEK 12,501 million (15,698 million), of which SEK 8,173 million (13,759 million) referred to long-term loans. As of December 31, 2003, long-term loans with maturities within 12 months, SEK 2,414 million, are reported as short-term loans in the Group’s balance sheet. A significant portion of the total of outstanding long-term borrowings has been made under Electrolux’s global medium term note program. This program allows for borrowings of up to EUR 2,000 million in the aggregate. As of December 31, 2003, Electrolux utilized approximately EUR 630 million (680 million) of the capacity of the program.

     The majority of total long-term borrowings, SEK 7,331 million, are taken up in Sweden at the parent level. Given the strong liquidity, Electrolux does not currently maintain any committed credit facilities for short-term borrowings, other than as back-up facility for the European commercial paper program, which amounts to EUR 150 million. Electrolux expects to meet any future requirements for short-term borrowings through bilateral bank facilities and capital market programs such as commercial paper programs.

     At year-end 2003, the average interest-fixing period for long-term borrowings was 1.1 years (0.9). The calculation of the average interest-fixing period includes the effect of interest-rate derivatives used to manage the interest-rate risk of the debt portfolio. The interest-rate at year-end for the total borrowings was 4.9% (4.2%).

     The fair value of the interest-bearing loans including swap transactions used to manage the interest fixing was approximately SEK 12,650 million. The loans and the interest-rate swaps are valued marked-to-market in order to calculate the fair value.

     The following table sets out the carrying amount of the Group’s interest-bearing liabilities that are exposed to fixed and floating interest-rate risk.

Interest-bearing liabilities
					Total Book Value
			Nominal value		31 December
Issue/maturity dates	Description of loan	Interest rate %	Currency	(in Currency)	2003	2002
					(SEK million)
Bond Loans
Fixed rate[1]
2000-2005	Global MTN Program	6.1250	EUR	300	2712	2735
2000-2008	Global MTN Program	6.0000	EUR	268	2416	2437
1996-2004	Bond Loan FRF 1,000million[2]	6.5000	FRF	690	—	959
2000-2008	Global MTN Program	6.0000	EUR	32	290	293
1998-2008	Global MTN Program	6.5000	NOK	400	—	503
2001-2005	SEK MTN Program	5.3000	SEK	200	200	200
2001-2004	SEK MTN Program[2]	3.3820	SEK	170	—	170
2001-2008	SEK MTN Program	4.2303	SEK	85	85	85
1996-2003	SEK MTN Program	8.7000	SEK	—	—	100
Floating Rate
1998-2005	Global MTN Program	Floating	USD	25	181	220
1997-2027	Industrial Development Revenue Bonds	Floating	USD	10	73	88

Total bond loans		—	—	—	5957	7790
Other long-term loans	Fixed Rate Loans	—	—	—	1,901	1642
	Floating Rate Loans[2]	—	—	—	315	4327

Total other long-term loans		—	—	—	2216	5969

Total long-term loans		—	—	—	8173	13759
Short-term loans
Short-term part of Long-term Loans
2001-2004	SEK MTN Program[2]	3.3820	SEK	170	170	—
1996-2004	Bond Loan FRF 1,000 million[2]	6.5000	FRF	690	952	—
	Other long-term loans[2]	—	—	—	1292	—
Other short-term loans
	Bank Borrowings & Commercial Papers	—	—	—	1316	1618
	Fair Value of Derivative Liabilities	—	—	—	279	0

Total short-term loans		—	—	—	4009	1618

Interest-bearing pensions					319	321

Total interest-bearing liabilities		—	—	—	12501	15698

1.	The interest-rate fixing profile of the loans above has been adjusted from fixed to floating with interest-rate swaps.

2.	Long-term loans in the table above with maturities within 12 months are classified as short-term loans in the Group’s balance sheet as of December 31, 2003.

     The average maturity of the Group’s long-term borrowings (including long-term loans with maturities within 12 months) was 2.7 years (3.3) at the end of 2003. As a result of the Group’s positive cash flow, no additional long-term funding was undertaken in 2003, apart from SEK 100 million to fund the operations in Brazil. A net total of SEK 1,490 million in loans matured or were amortized. Short-term loans pertain primarily to countries with capital restrictions. The table below presents the repayment schedule of long-term borrowings.

Repayment Schedule of Long-term Borrowings, as at 31 December (SEKm)

	2004	2005	2006	2007	2008	2009	2010-	Total
Debenture and bond loans	—	3,093	—	—	2,791	—	73	5,957
Bank and other loans	—	964	416	29	21	—	786	2,216
Short-term part of long-term loans	2,414	—	—	—	—	—	—	2,414

	2,414	4,057	416	29	2,812	—	859	10,587

     Electrolux has Investment Grade ratings from Moody’s and Standard & Poor’s. The long-term ratings from both rating institutions were unchanged during the year. Standard and Poor’s changed the long-term outlook from positive to stable.

					Short-term debt,
Rating Agency	Long-term debt	Outlook	Short-term debt		Sweden
Moody’s	Baa1	Stable	P	-2
Standard & Poor’s	BBB+	Stable		A-2	K-1

     Capital Expenditures

     Capital expenditures in tangible fixed assets in 2003 amounted to SEK 3,463 million, as compared to SEK 3,335 million in 2002 and SEK 4,195 million in 2001. Capital expenditures corresponded to 2.8%, 2.5% and 3.1%, respectively, of net sales during each of these periods. The increase in capital expenditures for 2003 primarily reflects expenditures in Consumer Durables and Professional Outdoor Products. Capital expenditures within Consumer Durables referred mainly to appliances in North America, Asia and Australia. Capital expenditures within Professional Outdoor Products referred mainly to the development of environmentally efficient products. During 2003, capital expenditures in Sweden amounted to SEK 373 million, compared to SEK 295 million in 2002 and SEK 282 million in 2001.

     Approximately 40% of total capital expenditures during 2003 related to new products. Major projects included the development of product platforms and new products within the cooking, refrigeration, dishwashing and washing product areas in Europe. Projects in North America included new products within the cooking and refrigeration product categories.

     Approximately 25% of total 2003 capital expenditures were attributable to rationalization and replacement of existing production equipment. Approximately 10% of total capital expenditures relate to the expansion of capacity within the appliance operation in Eastern Europe and Asia. Investments in IT accounted for approximately 5% of total capital expenditures.

Capital Expenditures by Business Area	2003		2002		2001
	SEKm	%[1]	SEKm	%[1]	SEKm	%[1]
Consumer Durables
Europe	1,269	2.7	1,328	2.8	1,244	2.6
North America	1,089	2.4	984	2.0	1,530	3.3
Rest of the World	470	3.7	406	2.7	334	2.2
Professional Products
Professional Indoor	278	3.4	295	2.7	657	3.8
Professional Outdoor	305	2.8	229	2.2	213	2.3
Other	52	—	93	—	217	—

Total	3,463	2.8	3,335	2.5	4,195	3.1

1.	As a percentage of net sales.

     We are currently investing in new, efficient plants in low-cost countries and in new products. Accordingly, Group capital expenditure is expected to rise from the current level of approximately SEK 3.5 billion to approximately SEK 4-5 billion during 2004. We have funded, and expect to continue funding, such capital investments from cash generated from our business operations.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC

     Research and Development

     Electrolux believes that product renewal and innovation are key drivers in achieving growth and higher profit margins. During 2003, research and development costs amounted to SEK 1,628 million (1,797 in 2002 and 1,793 in 2001), including the capitalization of SEK 344 million of research and development expense. This corresponds to 1.3% of net sales for 2003 (1.3% in 2002 and 1.3% in 2001).

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

     A new Swedish accounting standard, RR15 Intangible Assets, came into effect as of January 1, 2002. According to this standard, costs for development of products and software are required to be capitalized if certain conditions are met. Development costs of SEK 344 million have been capitalized. Capitalization of development costs has been made only for projects with a high level of certainty regarding future economic benefits and useful life.

D.	TREND INFORMATION

     The following is a discussion of recent trends in Electrolux’s business and the markets in which it operates. For further discussion of trends affecting Electrolux’s business, please see “Item 5—Operating and Financial Review and Prospects” and “Item 3.D—Risk Factors”.

     Market Conditions

     There was a positive trend in demand in most of the Group’s product areas in North America, Eastern Europe and Australia during 2003 and the first quarter of 2004, with increased volumes recorded across most product areas, in particular consumer durables. Market conditions in Western Europe strengthened in 2003, and improved in the first quarter of 2004. There is considerable uncertainty regarding market conditions for the rest of 2004. At present, Electrolux expects overall demand for its products to grow in line with GDP during 2004 in both Europe and the United States. Electrolux is also experiencing price pressure across product areas and geographic regions, in particular for small appliances and floor-care products. Notwithstanding these price pressures, Electrolux has been gaining market share in most product areas in its major markets, Europe and the United States, during 2004 with the exception of professional indoor products and professional outdoor products for the construction and stone industry.

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

     2002 Restructuring Program

     The 2002 Restructuring Program was substantially completed in 2003, although some measures will continue in 2004.

     Of the total charge against operating income of SEK 1,338 million in 2002, approximately SEK 1,245 million had been utilized as of March, 31, 2004. The remaining part of the provision refers mainly to redundancy payments.

     The 2002 Restructuring Program involves total personnel cutbacks of 5,091 and savings are estimated at approximately SEK 340 million on an annual basis for 2005. As of March 31, 2004, total annual savings since the start of the 2002 Restructuring Program amounted to SEK 249 million and personnel cutbacks numbered 4,960, of which savings during the first quarter of 2004 amounted to SEK 49 million and personnel cutbacks numbered 14.

     Closure of refrigerator plant in Greenville, USA

     In January 2004, Electrolux decided to discontinue production of refrigerators at the factory in Greenville, Michigan, in the United States. Production of the majority of products currently in Greenville will be moved to a new factory, which will be built in Mexico. The investment in Mexico is expected to be approximately US$ 150 million over the coming two years. The Greenville factory, which has approximately 2,700 employees, will continue to operate into 2005. The closure of the Greenville factory will incur a total cost of approximately SEK 1,100 million, the majority of which has been taken as a charge against operating income for the first quarter of 2004. Approximately half of the cost refers to write-down of assets.

     Closure of vacuum-cleaner plant in Sweden

     In May 2004, Electrolux decided to close its vacuum cleaner plant in Västervik, Sweden, and move production to its plant in Hungary. Production at Västervik will continue during 2004, and is expected to end in the first quarter of 2005. The Västervik plant has approximately 500 employees and manufactures vacuum cleaners primarily for the European market. The closure will incur a total cost of approximately SEK 200 million, the majority of which will be taken as a charge against operating income in the second quarter of 2004.

     Litigation in the U.S. relating to vacuum cleaners

     Electrolux had, until recently, a pending lawsuit in the United States relating to the design of the upright, cyclonic vacuum cleaners manufactured and sold by the Group’s floor-care operation. The plaintiff, John North, had claimed that the Group had wrongfully used certain trade secrets when designing the cyclonic products, and sought a judgment against the Group in the amount of approximately US$90 million.

     In May 2004, Electrolux and the plaintiff reached a settlement agreement pursuant to which Electrolux will pay the plaintiff US$30 million in return for the plaintiff agreeing to drop all claims, including future claims, in the matter. As a result, the case will not be decided by a jury in El Paso, Texas and the matter is now concluded. No further details of the settlement are available.

     Electrolux entered into the settlement because it brought the matter to an end with a known outcome rather than the uncertainty of a jury decision. Electrolux maintains that there was no merit to the charges.

E.	OFF-BALANCE SHEET ARRANGEMENTS

     Electrolux is party to only a limited amount of off-balance sheet arrangements. As of December 31, 2003, the aggregate amount of Electrolux off-balance sheet arrangements was approximately SEK 1,098 million. The principal component of these arrangements are guarantees in the amount of SEK 728 million issued on behalf of third parties, and receivables sold with recourse, in an aggregate amount of SEK 370 million. Electrolux has, jointly with the state-owned company AB Swedecarrier, issued letters of support for loans and leasing agreements totaling SEK 1,492 million in the associated company Nordwaggon AB.

     These off-balance sheet arrangements do not, and are not reasonably likely to have, a current or future effect on Electrolux financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to Electrolux shareholders.

F.	AGGREGATE CONTRACTUAL OBLIGATIONS

     Future obligations and commitments to make future payments under contracts are as follows:

Future payment obligations	Total	2004	2005-2008	2009
	(SEKm)
Long-Term Debt	10,587	2,414	7,314	859
Capital Lease Obligations.	105	47	54	4
Operating Leases	3,062	844	1589	629

Total	13,754	3,305	8,957	1,492

     Other commercial commitments as at December 31, 2003 include guarantees and other commitments, as disclosed in Note 25 of the consolidated financial statements, in the amount of SEK 728 million. Guarantees for fulfillment of contractual undertakings are provided in the ordinary course of business. Commitments for the purchase of goods and services do not exceed the projected requirements of use in the normal course of business.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

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

     Long-lived assets, including goodwill, are depreciated on a straight-line basis over their estimated useful lives. Useful lives for tangible fixed assets are estimated between 10-40 years for buildings, 3-15 years for machinery and technical installations and 3-10 year for other equipment. The net book value for tangible fixed assets in 2003 amounted to SEK 15,638 million. Useful life for goodwill is generally 10-20 years except for strategic acquisitions that can be 20-40 years. Electrolux applies an amortization period of 40 years for the strategic acquisitions of Zanussi, White Consolidated Industries, American Yard Products and Email. Amortization of goodwill for these four acquisitions in 2003 amounted to SEK 105 million. The Group also applies an amortization period of 40 years for the acquisition of the Electrolux brand in North America acquired in May 2000.Management regularly reassesses the useful life of all significant assets. The net book value for goodwill at year-end amounted to SEK 3,500 million.

     Deferred Taxes

     In the preparation of the financial statements, Electrolux estimates the income taxes in each of the taxing jurisdictions in which the Group operates as well as any deferred taxes based on temporary differences. Deferred tax assets relating mainly to tax loss carry-forwards and temporary differences are recognized in those cases when future taxable income is expected to permit the recovery of those tax assets. Changes in assumptions in the projection of future taxable income could result in significant differences in the valuation of deferred taxes. As of December 31,2003, Electrolux had a net amount of SEK 658 million recognized as deferred taxes. The Group had tax loss carry-forwards and other deductible temporary differences of SEK 1,741 million, which have not been included in computation of deferred tax assets.

     Current Receivables

     Receivables are reported net of allowances for doubtful accounts. A reserve for doubtful accounts is calculated based on an aging of the receivables and historical losses. For receivables that are over 6 months past due the reserve is set to 50% of their value, and reserve for receivables that are over 12 months past due is set to 100%. Additionally, when circumstances indicate that there is risk that a customer will not be able to meet its financial obligations, receivables are written down to the amount that is expected to be collected. Changes in circumstances such as higher than expected defaults or changes in the financial situation of a significant customer could lead to significantly different valuations. At year-end, accounts receivable, net of provisions for doubtful accounts, amounted to SEK 21,172 million. The total provision for bad debts at year-end was SEK 1,012 million.

     Pensions and Other Provisions

     Pensions

     Electrolux sponsors defined benefit pension plans for some of its employees in certain countries. The consolidated accounts pension costs and liabilities are calculated according to local rules. The largest defined benefit pension plans correspond to the U.S. operations and are calculated and accounted according to U.S. GAAP. The pension calculations are based on assumptions about expected return on assets, discount rate and future salary increases. Changes in assumptions affect directly the service cost, interest cost and expected return on assets components of expense. Gains and losses which result when actual returns on assets differ from expected returns, and when actuarial liabilities are adjusted due to changes in assumptions, are subject to amortization over the expected average remaining working life of the employees using the corridor approach. Expected return on assets used in 2003 was 8.5% based on historical results. A reduction by 1% would have increased the net pension cost in 2003 by approximately SEK 70 million. The discount rate used to estimate liabilities at the end of 2002 and the calculation of expenses during 2003 was 6.75%. A decrease of such rate by 1% would have increased the service cost component of expense by approximately SEK 20 million.

     Restructuring Provisions

     Restructuring charges include required write-downs of assets and other non-cash items, as well as estimated costs for personnel reductions. The charges are calculated based on detailed plans for activities that are expected to improve the Group’s cost structure and productivity. The restructuring activities are planned based on certain expectations about future capacity needs and different expectations would have resulted in materially different charges. The restructuring program announced in December 2002 had a total charge against operating income of SEK 1,338 million. Of the total charge, approximately SEK 1,241 million had been utilized as of December 31, 2003. The restructuring measures announced in 2001 were almost completed during 2003. At year-end approximately SEK 3,050 million of the charge of SEK 3,261 million had been utilized.

     Warranties

     As it is customary in Electrolux’s industry, many of the products sold are covered by an original warranty which is included in the price and which extends for a predetermined period of time. Reserves for this original warranty are estimated based on historical data regarding service rates, cost of repairs etc. Additional reserves are created to cover goodwill warranty and extended warranty. While changes in these assumptions would result in different valuations, such changes are unlikely to have a material impact on the Group’s results or financial situation. At year-end Electrolux had a provision for warranty commitments amounting to SEK 1,562 million.

     Accrued Expenses – Employee Options

     Electrolux records a provision for the expected employer contributions (social security charges) arising when the employees exercise their options. Employer contributions are paid based on the benefit obtained by the employee when exercising the options. The establishment of the provision requires the estimation of the expected future benefit to the employees. Electrolux bases these calculations on a valuation of the options using the Black & Scholes model, which requires a number of estimates that are inherently uncertain. The total provision as per December 31, 2003, for all option programs was SEK 120 million.

     U.S. GAAP Reconciliation

     The above description of critical accounting policies applies also for the U.S. GAAP information included in Note 29 to the consolidated financial statements, with the following exceptions:

     Long-lived Assets

     For U.S. GAAP reconciliation purposes, acquisition goodwill is not amortized but is tested for impairment. The impairment test is based on expected future results. Expected future results are based on management’s best estimates but are inherently uncertain. Different expectations could lead to different goodwill valuations. The Electrolux brand name in North America, acquired in May 2000, has been assigned an indefinite life and is not amortized. At present, management does not foresee any event that could limit the economic useful life of this brand name. At year-end the net book value for goodwill amounted to SEK 3,870 million.

     Pensions

     For U.S. GAAP reconciliation purposes, defined benefit pension plans in Sweden, the United Kingdom and Germany are also calculated according to SFAS 87. A 1% reduction in expected return on assets would have resulted in an increase in periodic cost of approximately SEK 100 million (including the SEK 70 million as mentioned above under “Pensions and Other Provisions”).

     Employee Stock Options

     Provisions for employer contributions (social security charges) on employees’ future benefits from option programs are not established according to U.S. GAAP.

CHANGES IN FINANCIAL REPORTING AND ACCOUNTING POLICIES

     Swedish GAAP

     Accounting Policies Adopted In 2003

     In 2003, Electrolux implemented the following new accounting standards:

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

     Accounting Policies Adopted In 2004

     As of January 1, 2004 Electrolux implemented the following new accounting standard:

     RR29—Employee benefits. This standard describes the accounting treatment and disclosure of employee benefits. The standard requires a company to recognize (a) a liability when an employee has provided service in exchange for employee benefits to be paid in the future and (b) an expense when the company consumes the economic benefit arising from service provided by an employee in exchange for employee benefits. Pensions and other post-retirement benefits have previously been reported in accordance with the applied local rules in each country. In accordance with RR5, “Accounting for changes in accounting principles”, this has incurred a one-time charge net of taxes of SEK 1,600 million, to Group’s opening equity in 2004, and has no effect on the income statement or cash flow. The Group’s obligations related to pension benefits in each country will not be affected by this change in accounting principles.

     Accounting Policies To Be Adopted In 2005

     As of January 1, 2005, Electrolux will apply International Financial Reporting Standards, IFRS. The Group has started the preparations for the transition and identified the areas where the most significant differences exist at present. Additional differences could arise when all IFRS applicable 2005 are finalized. In order to meet the requirements for comparative information prior to 2005, the Group has already implemented certain changes in the reporting systems. For more information, see Note 1 to the consolidated financial statements.

     U.S. GAAP

     Accounting Policies Adopted In 2003

     In 2003, Electrolux implemented the following new accounting standards:

     SFAS 143

     In August 2001, the FASB issued SFAS No. 143, Accounting for Obligations Associated with the Retirement of Long-Lived Assets. The provisions of SFAS No. 143 apply to all entities that incur obligations associated with the retirement of tangible long-lived assets. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002 and became effective for the Company on January 1, 2003. The adoption of SFAS 143 has not had a significant impact on Electrolux’s financial position and results of operations.

     SFAS 145

     In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. This statement rescinds SFAS 4, “Reporting Gains and Losses from Extinguishment of Debt”, an amendment of APB Opinion No. 30, which required all gains and losses from the extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effects. As a result, the criteria set forth by APB Opinion 30 will now be used to classify those gains and losses. SFAS 145 also amends SFAS 13 to require that certain lease modifications that have economic affects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS 145 amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The standard is generally effective for transactions occurring after May 15, 2002. The adoption of SFAS 145 has not had a significant impact on Electrolux’s financial position and results of operations.

     SFAS 146

     In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This standard addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of an entity’s commitment to an exit plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. In 2003, the Group did not have any material restructuring charges.

     SFAS 148

     In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. This standard amends SFAS 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS 148 amends APB Opinion No. 28, “Interim Financial Reporting,” to require disclosure about those effects in interim financial information. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The Company has no current plan to change to the fair value method of accounting for stock-based compensation under SFAS 123 and SFAS 148 has had no impact on the Group’s financial statements.

     SFAS 149

     In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS 149 amends SFAS 133 for decisions made:

1.	as part of the Derivatives Implementation Group process that effectively required amendments to SFAS 133.

2.	in connection with other FASB projects dealing with financial instruments and

3.	in connection with implementation issues raised in relation to the application of the definition of a derivative.

SFAS 149 is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. Adoption of SFAS 149 did not have a material impact on the Group’s consolidated financial statements

     SFAS 150

     In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”, to establish standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument within its scope as a liability (or an asset in some circumstances).

     SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for certain provisions which have been deferred. There was no impact on the Group’s consolidated financial statements as a result of adopting SFAS 150.

     EITF 00-21

     In January 2003, the Emerging Issues Task Force (EITF) issued EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. EITF 00-21 addresses the issues of (1) how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting; and (2) how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. There was no significant impact in the Group’s consolidated financial statement as a result of adopting EITF 00-21.

     SAB 104

     On December 17, 2003, the Staff of the Securities and Exchange Commission issued Staff Accounting Bulletin 104 (SAB 104), “Revenue Recognition”, which supersedes SAB 101, “Revenue Recognition in Financial Statements”. SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance of EITF 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables”. The revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. There was no impact in the Group’s consolidated financial statements as a result of adopting SAB 104.

     FIN 45

     In November 2002, the FASB issued FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. The initial recognition and measurement provisions of FIN 45 are effective for guarantees issued or modified after December 31, 2002. Swedish GAAP does not require recognition of the fair value of a guarantee. There was no material impact on the Group’s consolidated financial statements as a result of adopting FIN 45.

     FIN 46

     In January 2003, the FASB issued Interpretation 46, “Consolidation of Variable Interest Entities”. A variable interest entity is a legal entity that lacks either:

1.	equity interest holders as a group that lack the characteristics of a controlling financial interest, including: decision making ability and an entity’s residual risks and rewards or

2.	the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial report.

     Interpretation 46 requires a variable interest entity created after February, 2003 to be consolidated if any of its interest holders are entitled to a majority of the entity’s residual return or are exposed to a majority of its expected losses as of December 31, 2003. This party is referred to as the primary beneficiary. There was no impact in the Group’s consolidated financial statements as a result of adopting FIN 46.

     FIN 46 (R)

     In December 2003, the FASB issued FASB Interpretation 46 (R), “Consolidation of Variable Interest Entities”. FIN 46 (R) replaces FIN 46 and clarifies the accounting for interests in variable interest entities. The Group will begin to apply FIN 46 (R) to entities considered to be variable interest entities for periods after December 31, 2003. Electrolux is in the process of assessing the impact of FIN 46 (R).

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

     During 2003, there were twelve Directors and three Deputy Directors on the Board of Directors. Two board members, Rune Andersson and Jacob Wallenberg, resigned and Aina Nilsson was elected as director at the Annual General Meeting on April 21, 2004. The Directors and the Deputy Directors as of December 31, 2003, and their respective shareholdings as of March 31, 2004, were as follows:

Names	Position and Background
Rune Andersson	Chairman. Born 1944. Elected 1998. Chairman of the Board of Mellby Gård AB amd Älvsbyhus AB. Holding in AB Electrolux: 500,000 A Shares and 500,000 B Shares through a company.
Peggy Bruzelius	Director. Born 1949. Elected 1996. Chairman of the Board of Grand Hotel Holding AB and Lancelot Asset Management AB. Board Member of Axel Johnson AB, Axfood AB, AB Drott, Industry and Commerce Stock Exchange Committee, AB Ratos, Scania AB, Syngenta AG and the Association of the Stockholm School of Economics. Deputy Chairman of the Board of The Royal Swedish Academy of Engineering Sciences. Holding in AB Electrolux: 2,500 B Shares.
Thomas Halvorsen	Director. Born 1949. Elected 1996. President of the Fourth Swedish National Pension Fund. Board Member of AP Fastigheter AB and Beijer Alma AB. Holding in AB Electrolux: 500 B Shares.
Louis R. Hughes	Director. Born 1949. Elected 1996. Non-executive Chairman of the Board of Maxager Technology. Board Member of British Telecom plc., Sulzer AG and ABB Ltd. Member of the Board of Advisers of Wave Crest Laboratories. Executive Vice President of General Motors Corporation 1992-2000. Holding in AB Electrolux: 1,000 ADRs, each ADS representing two B Shares.
Hans Stråberg	Director, President and Chief Executive Officer since 2002. Born 1957. Elected 2002. Board Member of The Association of Swedish Engineering Industries Board and AB Ph. Nederman & Co. Holding in AB Electrolux:
2,870 B Shares and 196,400 options to acquire B Shares.
Barbara R. Thoralfsson	Director. Born 1959. Elected 2003. Board Member of Riebert & Søn ASA, IKT-Norway. Member of the Board of Representatives in Storebrand ASA. President of NetCom ASA, Norway. Holding in Electrolux AB: Nil shares.
Michael Treschow	Director. Born 1943. Elected 1997. President and Chief Executive Officer, 1997-2002. Chairman of the Board of

Names	Position and Background
Telefonaktiebolaget LM Ericsson (publ). Deputy Chairman of the Confederation of Swedish Enterprise. Member of the Board of ABB Ltd. Holding in AB Electrolux: 33,250 B Shares and 60,000 options to acquire B Shares.
Karel Vuursteen	Director. Born 1941. Elected 1998. Board Member of Akzo Nobel N.V., Gucci Group N.V., Heineken Holding N.V., Henkel KGaA, Nyenrode University, Royald Ahold N.V, ING Group N.V. and Ranstad Holding N.V. President and Chief Executive Officer of Heineken N.V. 1993-2002. Holding in AB Electrolux: 250 B Shares.
Jacob Wallenberg	Deputy Chairman. Born 1956. Elected 1998. Board Chairman of SEB (Skandinaviska Enskilda Banken). Deputy Chairman of Investor AB, Atlas Copco AB, Knut & Alice Wallenberg Foundation and SAS AB. Board Member of ABB Ltd., The Nobel Foundation and the Confederation of Swedish Enterprise. Holding in AB Electrolux: 2,000 B Shares.
Ulf Carlsson	Director (employee representative). Born 1958. Appointed 2001. Representative of Swedish Confederation of Trade Unions. Holding in AB Electrolux: Nil shares.
Bert Gustafsson	Director (employee representative). Born 1951. Appointed 1999. Representative of the Federation of Salaried Employees in Industry and Services. Holding in AB Electrolux: Nil shares.
Annika Ögren	Director (employee representative). Born 1965. Appointed 2003. Representative of the Swedish Confederation of Trade Unions. Holding in AB Electrolux: Nil shares.
Malin Björnberg	Deputy Director (employee representative). Born 1959. Appointed 1999. Representative of the Federation of Salaried Employees in Industry and Services. Holding in AB Electrolux: Nil shares.
Mats Ekblad	Deputy Director (employee representative). Born 1967. Appointed 2000. Representative of the Federation of Salaried Employees in Industry and Services. Holding in AB Electrolux: 200 B shares.
Ola Bertilsson	Deputy Director (employee representative). Born 1955. Representative of the Swedish Confederation of Trade Unions. Appointed 2002. Holding in AB Electrolux: Nil shares.

     The senior management of the Company, as of December 31, 2003, the year they were appointed and their respective shareholdings as of March 31, 2004 are as follows:

Name	Position and Background
Hans Stråberg	President and Chief Executive Officer since 2002. Born 1957. Holding in AB Electrolux: 2,870 B Shares and 196,400 options to acquire B Shares.

Name	Position and Background
Bengt Andersson	Senior Executive Vice President since 2002. Born 1944. Executive Vice President prior thereto and since 1997. Head of Outdoor products. Born 1944. Holding in AB Electrolux:
5,000 B Shares and 136,400 options to acquire B Shares.
Johan Bygge	Senior Executive Vice President since 2002. Born 1956. Executive Vice President prior thereto and since 2001. Head of White Goods outside Europe and North America. Born 1956. Holding in AB Electrolux: 2,024 B Shares and 136,400 options to acquire B Shares.
Wolfgang König	Executive Vice President since 2000. Born 1950. Head of White Goods Europe. Holding in AB Electrolux: 1,500 B Shares and 103,000 options to acquire B Shares and 118,400 synthetic options.
Keith R. McLoughlin	Executive Vice President since 2003. Born 1956. Head of White Goods North America. Holding in AB Electrolux: Nil shares, 15,000 options to acquire ADSs, each ADS representing two B Shares.
Detlef Münchow	Executive Vice President since 1999. Born 1952. Head of Professional Indoor Products. Holding in AB Electrolux: Nil shares and 136,400 options to acquire B Shares.
Magnus Yngen	Executive Vice President since 2002. Born 1958. Head of Floor Care Products and Small Appliances. Holding: Nil shares and 81,500 options to acquire B Shares.
Lilian Fossum	Senior Vice President since 2000. Born 1962. Head of Group Staff Human Resources and Organizational Development. Holding in AB Electrolux: 7,600 B Shares and 64,300 options to acquire B Shares.
Cecilia Vieweg	Senior Vice President since 1999. Born 1955. General Counsel and Head of Group Staff Legal Affairs. Holding in AB Electrolux: Nil shares and 136,400 options to acquire B Shares.
Nina Linander	Senior Vice President since 2001. Born 1959. Head of Group Staff Treasury. Holding in AB Electrolux: 1,000 B Shares and 60,000 options to acquire B Shares.
Fredrik Rystedt	Senior Vice President since 2001. Born 1963. Chief Administrative Officer. Holding in AB Electrolux: Nil shares and 90,000 options to acquire B Shares.
Lars Göran Johansson	Senior Vice-President since 1995. Born 1954. Head of Group Staff Communication and Branding. Holding in AB Electrolux: 500 B Shares and 136,400 options to acquire B Shares.

     On March 14, 2003, Keith McLoughlin replaced Robert E. Cook as Head of White Goods North America and a member of Group management. Robert E Cook is currently the head of Consumer Outdoor Products North America reporting to Bengt Andersson.

B. COMPENSATION

     For a discussion of the compensation paid to Electrolux’s board of directors and members of its Group management for the year ended December 31, 2003, please see Note 27 to the consolidated financial statements. For information on provisions for pensions and similar commitments, please see Note 22 to the consolidated financial statements.

C. BOARD PRACTICES

     The Board Of Directors’ Activities In 2003

     The Board of Directors of Electrolux during 2003 consisted of (i) nine members (without deputies) elected by the shareholders at the Annual General Meeting, and (ii) three members (with deputies) appointed by the employee organizations. Other Company personnel participate in Board meetings from time to time and contribute with presentations on specific issues.

     Seven ordinary Board meetings were held during the year. In addition, there were three meetings addressing specific issues. During the year, the Board of Directors conducted ongoing reviews of the Group’s results and financial position, and also addressed issues concerning acquisitions and divestments, investments and the strategic direction of the Group.

     The Board of Directors has adopted work procedures which stipulate that 4-7 meetings shall be held annually, of which one or two meetings shall be held in conjunction with a visit to an operating entity. The Company’s auditor shall be requested to submit a report to the Board of Directors at least once a year. The work procedures also include a detailed instruction to the President with respect to the issues requiring the Board of Directors’ approval and the type of financial and other reports that shall be submitted to the Board of Directors. These instructions specify, among other things, the maximum amounts which various decision-making functions within the Group have the right to approve with respect to capital expenditures. The Board’s work procedures also cover the financial policy of the Group.

     The work procedures further provide that remuneration to Group Management shall be proposed by a Remuneration Committee. The committee is comprised of Rune Andersson (Chairman of the Board), Jacob Wallenberg (Deputy Chairman of the Board) and Hans Stråberg (CEO and President of Electrolux). Mr. Stråberg is excluded from participation in discussions with respect to his compensation as the President and CEO. The Remuneration Committee is obliged to make proposals to the Board of Directors on compensation matters for the President and on the principles of compensation of the other members of Group Management, including targets for variable compensation, the relationship between fixed and variable salary, changes in fixed or variable salary, the criteria to be applied in the assessment of variable salary, the allotment of stock options, and pension terms. A minimum of two meetings are convened each year by the remuneration committee with additional meetings scheduled as needed. Six meetings were held by the remuneration committee during 2003.

     The Board of Directors has established an Audit Committee comprising three non-executive Board Members. The primary purpose of the committee is to assist the Board of Directors in overseeing the accounting and financial reporting processes, internal controls, and audits of the financial statements, including related disclosures of Electrolux. The Audit Committee consists of three Board members: Peggy Bruzelius (Chairperson), Thomas Halvorsen and Louis R. Hughes. An Audit Committee Charter, with work procedures, was adopted by the Board of Directors in early 2003. The Charter provides that the Audit Committee shall meet at least three times per year. As part of its responsibilities, the Committee shall each year review proposals for the appointment of and fee arrangements with the external auditor. The Committee shall also pre-approve audit and non-audit services to be provided by the external auditor, related party transactions and review relationships between the external auditor and Electrolux. In addition, the Committee shall review the audited financial statements and related disclosures.

     The Board of Directors has also established the practice of referring specific matters to ad hoc committees formed with the sole purpose of addressing those issues. An ad hoc committee for reviewing Electrolux’s financial policy, including its pension policy held one meeting during the year.

     Election of Directors and Auditors

     The following describes the nominating process for the Board members who were proposed by a group of major shareholders for election at the 2004 Annual General Meeting.

     During the fourth quarter of 2003, the Chairman of the Board contacted representatives of three of the major shareholders of Electrolux, Investor AB (represented by Claes Dahlbäck), Alecta Mutual Pension Insurance (represented by Ramsay J. Brufer), AMF Pension Funds (represented by Tor Marthin). Five meetings were held to evaluate the Board’s activities, the manner in which the Board was composed during the prior year, the directors’ fees and any requirement of special expertise in the Board.

     The results of this preparatory work were provided in the written notice of the Annual General Meeting.

     In 2002, the shareholders elected PricewaterhouseCoopers AB as auditors of Electrolux. Pursuant to Swedish law, the election is for a four year term.

D. EMPLOYEES

     The Group worldwide generally enjoys good relations with its employees and with labor unions. The following tables set forth certain employee data for the past three fiscal years.

Employee Data	2003	2002	2001
Average number of employees worldwide	77,140	81,971	87,139
Average number of employees in Sweden	6,635	6,586	7,272
Number of employees worldwide at year end	74,989	83,347	85,749
Salaries and remuneration (SEKm)	17,154	19,408	20,330
Of which in Sweden (SEKm)	2,014	1,904	1,972

Change in Average Number of Employees	2003
Average number of employees in 2002	81,971
Number of employees in operations divested in 2003	-3,014
Restructuring programs	-2,487
Other changes	670
Average number of employees in 2003	77,140

E. SHARE OWNERSHIP

     As of March 31, 2004, the members of the Board and Management as a group owned the equivalent of 500,000 A-shares, 561,194 B Shares and 1,367,200 options to acquire B Shares.

     Their individual shareholdings are disclosed under “Item 6.A—Directors and Senior Management” above.

     Option Programs

     Electrolux has implemented several employee stock options programs, which are offered to senior managers. The programs are intended to attract, retain and motivate managers by providing long-term incentives through benefits linked to the Company’s share price.

     A detailed description of all option programs and related costs can be found in Note 27 to the consolidated financial statements.

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

     2003 Option Program

     Under the employee stock option program in 2003 (the “2003 Option Program”), a maximum of options to purchase 2,745,000 B Shares were allotted to less than 200 senior managers. The 2003 Option Program is based on the same parameters as the 2001 and 2002 programs, including the number of options per lot. The Company’s obligations under the 2003 Option Program, including estimated employer contribution, are fulfilled by repurchased shares.

     Assuming that all stock options allotted under the 2003 Option Program are exercised, the sale of previously repurchased shares under this program would result in a dilution of 1.1%. The maximum dilution from the 2003 Option Program and all existing option programs is 3.5%. This includes the sale of shares for hedging of employer contribution in connection with the exercise of the options. The financing cost for these shares for hedging purposes was SEK 22 million for 2003.

     2004 Long-term Incentive Program

     The Annual General Meeting in 2004, decided on a new annual long-term incentive program for 2004. The program is based on goals approved by the Board for the value creation within the Group over a three-year period. It supports the Electrolux principles of “pay-for-performance” and is an integral part of the total compensation plan for Electrolux management.

     Depending on the outcome of value creation, the proposed program would distribute a variable number of Electrolux B Shares, up to 1,500,000, to fewer than 200 senior managers in more than 20 countries. The defined levels for value creation include a minimum level which must be exceeded in order to enable distribution of shares, as well as a maximum level. The shares will be distributed at the end of the three-year performance period, and managers will be required to hold the shares for a period of two years.

     Senior managers have been grouped on five levels, i.e. the President and CEO, Group Management and three levels for other managers. The Board will approve the value of the program for each of these five levels. The approved value determines the number of shares to be distributed, on the basis of the average trading price for the Electrolux B Share, adjusted for the estimated net present value of dividends for the three-year period.

     The Company’s obligations under the program, including employer contribution, shall be secured by repurchased shares.

     The total cost of the program over a three year period is estimated at SEK 150 million, including costs for employer contributions and the financing cost for the repurchased shares. It is estimated that the cost will not exceed SEK 240 million. The minimum cost, if no shares are distributed, will amount to SEK 17 million, i.e. the financing cost for the repurchased shares.

     The distribution of repurchased shares under this program would result in a maximum dilution of 0.55%, measured as the maximum increase in number of shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

     The following table sets forth, as of March 31, 2004, information with respect to shareholders known by Electrolux to be the beneficial owners of more than five percent of Electrolux’s A Shares and B Shares. Electrolux is not aware of any significant changes in percentage ownership held by a major shareholder during the past three years.

Identity of	Number of	Percentage of Total	Number of B Shares	Percentage of Total	Percentage of Total
Person or Company	A Shares Owned	A Shares[1]	Owned	B Shares[1]	Voting[1]
Investor AB	9,232,390	92.3%	9,832,900	3.3%	25.8%
Directors and executive officers as a group[2]	500,000	5.0%	561,194	0.2%	1.4%

1.	Adjusted for 17,489,400 repurchased shares held by Electrolux as of March 31, 2003.

2.	See “Item 6.A—Directors and Senior Management” for information regarding their individual shareholdings.

     A Shares are entitled to one vote per share whereas B Shares are entitled to one-tenth of a vote per share. No shareholder in Electrolux has different voting rights than any other shareholder except as a consequence of holding A Shares rather than B Shares.

     As of March 31, 2004, 99.3% of the A Shares and 62.9% of the B Shares were held by shareholders in Sweden. The total number of shareholders in Sweden as of this date was 63,500.

     Investor AB

     Investor AB is a major Swedish industrial holding company that has wide ranging affiliations in the financial community in Sweden. As of December 31, 2003, the major shareholder in Investor AB, the Knut & Alice Wallenberg Foundation, owned 18.6% of the nominal capital, representing 40.0% of the votes in Investor AB. Investor AB and the Knut & Alice Wallenberg Foundation may be deemed to be affiliates of Electrolux within the meaning of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

B. RELATED PARTY TRANSACTIONS

     Other than as set forth below, to the best of our knowledge, there were no material transactions during the last three fiscal years nor are there any presently proposed material transactions to which Electrolux was or is to be a party, in which any director, officer, controlling shareholder, or relative or spouse of any of the foregoing persons had or is to have a direct or indirect material interest and no director, officer or associate of Electrolux has been indebted to Electrolux during the last three fiscal years.

     Investor AB may be deemed to control Skandinaviska Enskilda Banken AB (SEB). Electrolux, in the ordinary course of its business, has a number of banking, securities trading and trade finance relationships with SEB, all on an arms-length basis. The Electrolux floor-care products area purchases supplies on an arms-length basis from Suzhou Kingclean Floorcare Company Ltd and Suzhou Kingclean Motor Company Ltd, which are majority owned by Investor AB.

C. INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Audited financial statements for the three years ended December 31, 2003, are included in “Item 17-Financial Statements”.

     Legal Proceedings

     Electrolux is subject to a variety of legal proceedings in the ordinary course of business. Among others, the claims include allegations of breach of contract, improper delivery of goods and services, product liability and infringement of intellectual property rights.

     Asbestos Litigation. Litigation and claims related to asbestos are pending against the Group in the United States. Almost all of the cases relate to externally supplied components used in industrial products manufactured by discontinued operations of Electrolux prior to the early 1970s. Many of the cases involve multiple plaintiffs who have made identical allegations against many other defendants who are not part of the Electrolux Group.

     As of March 31, 2004, there were 732 lawsuits pending against Electrolux entities representing approximately 22,500 plaintiffs. During 2003, 497 new cases were filed and 129 pending cases were resolved. During the first quarter of 2004, a total of 163 new cases, with approximately 1,700 plaintiffs, were filed and 15 pending cases were resolved. Approximately 21,500 of the plaintiffs relate to cases pending in the State of Mississippi.

     Electrolux believes its predecessor companies may have had insurance coverage applicable to some of the cases during some of the relevant years. Electrolux is currently in discussions with those insurance carriers.

     Additional lawsuits may be filed against Electrolux in the future. It is not possible to predict either the number of future claims or the number of plaintiffs that any future claims may present. In addition, the outcome of asbestos claims is inherently uncertain and always difficult to predict and Electrolux cannot provide any assurances that the resolution of these types of claims will not have a material adverse effect on its business or result of operations in the future.

     Dividend Policy

     The Annual General Meeting adopted a proposal by the Board for a dividend of SEK 6.50 (6.00) per share corresponding to 39% (36%) of net income per share, excluding items affecting comparability. The Group’s goal is that the dividend corresponds to 30-50% of net income for the year.

B. SIGNIFICANT CHANGES

     None.

ITEM 9. THE OFFER AND LISTING

     Trading of Class A Shares occurs primarily on the Stockholm Stock Exchange, but due to the very low number of shares not held by Investor AB, trading is rare on the Stockholm Stock Exchange and virtually non-existent elsewhere.

     The principal trading markets for the Class B Shares are the Stockholm and London Stock Exchanges. The B Shares were also listed on the stock exchanges in Paris and Zurich. During 2003, the Electrolux share was de-listed from the stock exchanges in Paris and Zurich. The de-listing in Paris was finalized as of August 29, 2003, and the de-listing in Zurich as of April 30, 2003. Trading of Electrolux shares also takes place in the over the counter market in Frankfurt A.M. and Munich in Germany. There is trading in the United States for sponsored American Depositary Shares representing B Shares. These American Depositary Shares are evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York and are traded on the NASDAQ National Market.

     The high and low sales price, rounded to the nearest krona, for Class A and B Shares on the Stockholm Stock Exchange and the high and low sales prices in United States dollars for the ADSs in the NASDAQ System for the periods indicated are set out in the following table:

	A Shares		B Shares		ADSs
	High	Low	High	Low	High	Low
	(SEK)		(SEK)		(USD)
2003-2004
May 2004	170	160	154	142.5	41.06	36.75
April 2004	174.5	167.5	162	150	42.7	39.01
March 2004	165	156	163.5	150	43.30	39.30
February 2004	172	160.5	174	157	47.80	43.90
January 2004	177	159	174	157	47.80	43.90
December 2003	163	151	164	151.5	44.26	41.60
2004
First Quarter	177	156	175.5	150	49.31	39.30
2003
Fourth Quarter	179.5	150.5	184.5	151.5	47.56	40.37
Third Quarter	185	151	194.5	153.5	46.75	38.80
Second Quarter	153	133	160.5	131	41.70	31.15
First Quarter	148	128	149.5	128	35.35	29.26
2002
Fourth Quarter	157	130	167.5	119.5	36.60	25.98
Third Quarter	176	135	188	128.5	40.69	28.30
Second Quarter	185	163.5	193	165	40.30	32.57
First Quarter	186	146	197	145	37.65	27.71
2003	185	128	194.5	123	47.50	29.26
2002	186	130	197	119.5	40.69	25.98
2001	155	94	171	92	34.25	17.20
2000	230	114	230	110	54 1/8	22 3/8
1999	220	119	222	118	41 1/4	21 3/4

     Each ADS represents two B Shares (or the right to receive two such shares). As of May 14, 2004, there were 1,960,817 American Depositary Shares outstanding, representing 3,921,634 B Shares, and approximately 70 record holders.

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

     Changes in Share Capital and Preferential Rights of Shareholders

     The Electrolux Articles of Association provide that the share capital of the Company may not be less than SEK 1,500 million nor more than SEK 6,000 million, represented by shares of SEK 5 nominal value.

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

     Cancellation and Purchase of Own Shares

     Since 2000, a Swedish limited liability company whose shares are trading on a securities exchange, an authorized market or another regulated marketplace is entitled under Swedish law to repurchase its own shares under certain conditions. Such repurchase requires the approval by the general meeting of shareholders with a majority of two-thirds of the votes cast at the meeting as well as two-thirds of the shares represented at the meeting. A company may not hold more than 10% of its own shares at any given time. Electrolux repurchased 11,331,828 B Shares in 2003 as compared to 11,246,052 B Shares in 2002, 11,570,000 B Shares in 2001 and 25,035,000 in 2000. In 2003 Electrolux cancelled 14,612,580 B Shares compared to 27,457,000 B Shares in 2002. As of March 11, 2004 Electrolux owned 17,489,400 B Shares, equal to 5.4% of the total number of shares. On April 21, 2004, the Annual General Meeting authorized a program for additional repurchases of shares. The repurchase mandate of the Annual General Meeting authorizes the Board of Directors under the period up to the next Annual General Meeting to acquire up to 10% of the total number of shares. Repurchased shares may be transferred to cover stock option obligations or in connection with corporate acquisitions. On June 16, 2004, an Extraordinary General Meeting approved the redemption of 497,725 A Shares and 14,681,967 B Shares, representing approximately 4.7% of the total number of shares, for a total consideration of approximately SEK 3 billion.

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

General

     The taxation discussion set forth below does not purport to be a complete analysis or listing of all potential tax effects relevant to the acquisition and ownership of ADSs or shares. The statements of United States and Swedish tax laws set forth below are based on the laws in force as of the date of this report and may be subject to any changes in United States or Swedish law, and in any double taxation convention or treaty between the United States and Sweden, occurring after that date, which changes may have retroactive effect. Specific tax provisions may apply for certain categories of taxpayers. Your tax treatment if you are a holder of ADSs or shares depends in part on your particular situation. If you are a holder of ADSs or shares you should consult a tax advisor as to the specific Swedish and United States federal, state and local tax consequences relating to your particular circumstances resulting from the ownership of ADSs or shares.

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

     The provision is applicable to ADSs and shares. This provision may, however, be limited by tax treaties that Sweden has concluded with other countries. Under the income and property tax treaty between Sweden and the United States currently in force (the “U.S.-Sweden Tax Treaty”), this provision applies for 10 years from the date the individual became a non-resident of Sweden.

     Taxation on Dividends

     A Swedish withholding tax at a rate of 30 percent is imposed on dividends paid by a Swedish corporation, such as Electrolux, to non-residents of Sweden. The same withholding tax applies to certain other payments made by a Swedish corporation, including payments as a result of redemption of shares or a repurchase of shares through an offer directed to its shareholders. Exemption from the withholding tax or a lower tax rate may apply by virtue of a tax treaty. Under the U.S.-Sweden Tax Treaty, the withholding tax on dividends paid on portfolio investments to eligible U.S. holders is reduced to 15 percent. With regard to dividends paid from shares in corporations registered with the VPC (such as Electrolux shares), a reduced rate of dividend withholding tax under a tax treaty is generally applied at the source by the VPC or, if the shares are registered with a nominee, by the nominee, as long as the person entitled to the dividend is registered as a non resident and sufficient information regarding the tax residency of the beneficial owner is available to the VPC or the nominee.

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

     Certain United States Federal Income Tax Consequences

     The following discussion is a summary of the material United States federal income tax consequences relevant to the ownership and disposition of ADSs or shares. This discussion is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, (the “Code”) its legislative history, existing and proposed Treasury regulations promulgated thereunder, published rulings, administrative pronouncements and court decisions) all as in effect on the date hereof, all of which are subject to change or changes in interpretation, possibly with retroactive effect. The discussion is not a full discussion of all tax considerations that may be relevant to the ownership and disposition of ADSs or shares. The discussion applies only if you hold the ADSs and/or the shares as capital assets and you use the U.S. dollar as your functional currency. It does not deal with the tax treatment of investors subject to special rules, such as grantor trusts, real estate investment trusts, regulated investment companies, banks, brokers or dealers in securities, traders in securities or currencies that elect to use a mark-to-market method of recording for their securities holdings, financial institutions, insurance companies, tax-exempt entities, investors liable for alternative minimum tax, U.S. expatriates, persons owning (directly, indirectly or by attribution) 10 percent or more of the share capital or voting stock of Electrolux, persons holding ADSs and/or shares as part of a hedging, straddle, conversion or constructive sale transaction, persons who acquired ADSs and/or shares pursuant to the exercise of employee stock options or otherwise as compensation and persons who are resident or ordinarily resident in Sweden. You should consult your own tax advisors about the United States federal, state, local and foreign tax consequences to you of the ownership and disposition of the ADSs or shares. You also are urged to consult with your tax advisor concerning whether you are eligible for benefits under the U.S.-Sweden Tax Treaty. If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) holds ADSs and/or shares, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds ADSs and/or shares, you should consult your own tax advisor regarding the specific tax consequences of the ownership and disposition of ADSs and/or shares.

     The discussion below applies to you only if you are a U.S. holder and you are beneficial owner of ADSs and/or shares not resident in Sweden for purposes of the U.S.-Sweden Tax Treaty and (a) you are (1) a citizen or individual resident of the United States, United States federal income tax purposes, (2) a corporation (or any other entity taxable as a corporation for United States federal income tax purposes) that is organized in or under the laws of the United States or any State thereof (including the District of Columbia), (3) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of the substantial decisions of the trust, or (4) an estate the income of which is subject to United States federal income taxation regardless of its source: (b) you are not (and have not been at any time during the prior 10 years) a resident of Sweden for purposes of the U.S.-Sweden Tax Treaty and you are entitled to Treaty benefits under the limitation on benefits article contained therein; (c) you do not maintain a permanent establishment or fixed base situated in Sweden to which the ADSs and/or shares are attributable and through which you carry on or have carried on a trade or business (or, if you are an individual, you perform or have performed independent personal services in Sweden); (d) you hold the ADSs and/or shares as a capital asset; and (e) you own (directly, indirectly or by attribution) less than 10 percent of the share capital or voting power of Electrolux.

     The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations provided for in or otherwise contemplated by the deposit agreement and any related agreement will be complied with in accordance with the terms. If you hold ADSs, you will be treated as the holder of the underlying shares represented by those ADSs for United States federal income tax purposes.

     Taxation of ADSs or Shares

     Dividends

     For United States federal income tax purposes, the gross amount of dividends (without reduction for any Swedish withholding taxes) paid with respect to the ADSs or shares generally will be included in your gross income as ordinary dividend income to the extent paid or deemed paid out of Electrolux’s current or accumulated earnings and profits (as determined for United States federal income tax purposes).

     Distributions in excess of earnings and profits will be treated first as a non-taxable return of capital to the extent of your adjusted tax basis in the ADSs or shares and thereafter taxable as capital gain. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other U.S. corporations. The amount of any dividend paid in SEK will be the U.S. dollar value of the dividend payment based on the exchange rate in effect on the date of receipt by you, in the case of shares or by the depositary, in the case of ADSs, whether or not the payment is converted into U.S. dollar at that time. If you convert the SEK into U.S. dollars on the date of receipt you generally should not recognize any exchange gain or loss. If you do not convert the SEK into U.S. dollars on the date of receipt you generally will have a tax basis in the SEK received equal to the U.S. dollar amount on such date. Gain or loss, if any, recognized on a subsequent conversion or other disposition of the SEK will be treated as U.S. source ordinary income or loss.

     As discussed under “—Certain Swedish Tax Considerations—Taxation on Dividends,” above, dividends paid by Electrolux generally will be subject to Swedish withholding tax at a statutory rate of 30 percent. However, pursuant to the U.S.-Sweden Tax Treaty, if you are eligible for Treaty benefits you will be subject to Swedish withholding tax at a maximum rate of 15 percent on the dividend payment.

     Subject to certain limitations, you generally will be entitled to receive a foreign tax credit against your United States federal income tax liability (or a deduction against your United States federal taxable income) with respect to any Swedish tax withheld in accordance with the U.S.-Sweden Tax Treaty and paid over to Sweden. If a refund of the tax withheld is available to you under the laws of Sweden or under the U.S.-Sweden Tax Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against your United States federal income tax liability (and will not be eligible for the deduction against your United States federal taxable income). For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States, and generally will be treated as “passive income” (or, in the case of certain holders, “financial services income”).

     The United States Treasury has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Accordingly, the analysis of the creditability of Swedish withholding taxes could be affected by future actions that may be taken by the United States Treasury.

     Recent U.S. Tax Law Changes Applicable to Individuals

     Under 2003 U.S. tax legislation, certain holders (including individuals) are eligible for reduced rates of United States federal income tax (currently a maximum of 15 percent) in respect of “qualified dividend income” received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by non-U.S. corporations if, amongst other things, certain minimum holding periods are met and either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities markets in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive United States income tax treaty (such as the U.S.-Sweden Tax Treaty) which provides for the exchange of information. Electrolux currently believes that dividends paid with respect to its shares and ADSs will constitute qualified dividend income for United States federal income tax purposes, provided the individual U.S. holders of its shares and ADSs meet certain requirements. Some of the eligibility requirements for non-U.S. corporations are not entirely certain, however, and further guidance from the United States Internal Revenue Service is anticipated. In addition, the Internal Revenue Service is expected to issue certification procedures in 2004 whereby a non-U.S. corporation will be required to certify as to the eligibility of its dividends for the reduced United States federal income tax rates.

     Sale or Exchange of ADSs or Shares

     You generally will recognize capital gain or loss on the sale or other disposition of the ADSs or shares for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your adjusted tax basis (determined in U.S. dollar) in the ADSs or shares. Such gain or loss will be U.S. source capital gain or loss and generally will be treated as long-term capital gain or loss if the holding period in the ADSs or shares exceeds one year at the time of disposition. If you are an individual, any capital gain generally will be subject to United States federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

     You will have a tax basis in any foreign currency received equal to the U.S. dollar amount realized. Any exchange gain or loss you realize on a subsequent conversion or other disposition of such foreign currency will be treated as U.S. source ordinary income or loss.

     The deposit or withdrawal of shares in exchange for ADSs by you under the deposit agreement generally will not be subject to United States federal income tax.

     Passive Foreign Investment Company Status

     A non-U.S. corporation will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if at least 75 percent of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or at least 50 percent of the quarterly average value of its assets is attributable to assets that produce or are held to produce passive income. Based on the market value of Electrolux’s shares, the composition of its assets and income and its operations, Electrolux believes it did not qualify as a PFIC for the taxable year ending December 31, 2003. If Electrolux were to become a PFIC for any taxable year (which conclusion is a factual determination that must be made as of the close of the taxable year) in which you held ADSs or shares, you would be subject to adverse tax consequences with respect to certain distributions on, and gain realized upon a disposition of the ADSs or shares. Furthermore, dividends paid by Electrolux would not be “qualified dividend income” and would be subject to tax at the higher rates applicable to other items of ordinary income. Application of the PFIC rules is complex. You should consult your own tax advisor regarding the possible application of the PFIC rules to Electrolux.

     United States Information Reporting and Backup Withholding

     In general, dividend payments made to holders and proceeds paid from the sale or other disposition of ADSs and/or shares may be subject to information reporting to the Internal Revenue Service and possible federal backup withholding at a current rate of 28 percent. Backup withholding will not apply to a holder who furnishes an accurate taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally are not subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S.

status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through U.S.-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service in a timely manner and furnishing any required information.

F.	DIVIDEND AND PAYING AGENTS

     Not applicable.

G.	STATEMENTS BY EXPERTS

     Not applicable.

H.	DOCUMENTS ON DISPLAY

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Financial Risk Management

     The Group is exposed to a number of risks relating to financial instruments including, for example, liquid funds, accounts receivables, customer financing receivables, payables, borrowings, and derivative instruments. The risks associated with these instruments are, primarily:

•	Interest-rate risk on liquid funds and borrowings

•	Financing risks in relation to the Group’s capital requirements

•	Foreign-exchange risk on earnings and net investments in foreign subsidiaries

•	Commodity price risk affecting the expenditure on raw material and components for goods produced

•	Credit risk relating to financial and commercial activities

     The Board of Directors of Electrolux has approved a financial policy for the Group to manage and control these risks. Each business sector has specific financial policies approved by each sub-board (hereinafter all policies are referred to as “the Financial Policy”). These risks are to be managed by the use of derivative financial instruments according to the limitations stated in the Financial Policy. The Financial Policy also describes the management of risks relating to pension fund assets.

     The management of financial risks has largely been centralized to Group Treasury in Stockholm. Local financial issues are managed by four regional treasury centers located in Europe, North America, Asia Pacific and Latin America. Measurement of risk in Group Treasury is performed by a separate risk controlling function on a daily basis. Furthermore, there are guidelines in the Group’s policies and procedures for managing operating risk relating to financial instruments by, for example, segregation of duties and power of attorney.

     Proprietary trading in currency, commodities and interest-bearing instruments is permitted within the framework of the Financial Policy. This trading is primarily aimed at maintaining a high quality of information flow and market knowledge to contribute to the proactive management of the Group’s financial risks.

     Interest – Rate Risk on Liquid Funds and Borrowings

     Interest-rate risk refers to the Group’s exposure to the market risk for adverse effects of changes in interest rates on the Group’s income. The main factors determining this risk include the interest-fixing period.

     Liquid Funds

     Liquid funds consist of short-term investments, cash and cash equivalents. Electrolux goal is that the level of liquid funds corresponds to at least 2.5% of net sales. The Group’s net liquid funds (defined as liquid funds less short-term borrowings) shall exceed zero, with due consideration for fluctuations referring to acquisitions, divestments and seasonal variations. Investment of liquid funds is mainly made in interest-bearing instruments with high liquidity and with issuers with a long-term rating of at least A-defined by Standards & Poor’s or similar as stated in the Financial Policy.

     Interest-Rate Risk in Liquid Funds

     Group Treasury manages the interest rate risk of the investments in relation to a benchmark position defined as a one-day holding period. Any deviation from the benchmark is limited by a risk mandate. Derivative financial instruments like Futures and Forward-Rate Agreements are used to manage the interest-rate risk. The holding periods of investments are mainly short-term. The major portion of the investments is made with maturities between 0 and 3 months. A downward shift in the yield curves of one-percentage point would reduce the Group’s interest income by approximately SEK 100 million.

Liquidity profile	2003	2002	2001
	(SEKm)
Investments with maturities over three months	3,783	7,602	892
Investments with maturities up to three months	8,207	6,698	11,482

Fair value derivative assets included in short-term investments	612	—	—

Total Liquid funds	12,602	14,300	12,374
% of annualized net sales	11.3	11.8	9.8
Net liquidity	8,593	12,682	7,118
Fixed-interest term, days	64	48	32

Effective yield, % (average per annum)	4.4	4.4	4.7

     Borrowings

     The debt financing of the Group is managed by Group Treasury in order to ensure efficiency and risk control. Debt is primarily taken up at the Parent Company level and transferred to subsidiaries as internal loans or capital injections. In this process various swap instruments are used to convert the funds to the required currency. Short-term financing, to meet seasonal working capital requirements are also undertaken in the local subsidiaries. The Group’s borrowings contain no terms (financial triggers) for premature cancellation based on rating.

     Credit Ratings

     Electrolux has Investment Grade ratings from Moody’s and Standard & Poor’s. The long-term ratings from both rating institutions were unchanged during the year. Standard and Poor’s changed the long-term outlook from positive to stable.

Short-term debt,
Rating Agency	Long-term debt	Outlook	Short-term debt	Sweden
Moody’s	Baa1	Stable	P-2
Standard & Poor’s	BBB+	Stable	A-2	K-1

     Interest-rate risk in long-term borrowings

     The Financial Policy states that the goal for the long-term loan portfolio is an average interest-fixing period of one year. Group Treasury can choose to deviate from this policy on the basis of a mandate established by the Board of Directors. However, the maximum fixed-rate period is three years. Derivatives such as interest-rate swap agreements, are used to manage the interest-rate risk by changing the interest from fixed to floating or vice versa.

     On the basis of 2003 volumes and interest fixing, a one-percentage point shift in interest rates paid would impact the Group’s interest expenses by approximately SEK –25 million in 2004. This calculation is based on a parallel shift of all yield curves simultaneously by one-percentage point. Electrolux acknowledges that the calculation is an approximation and does not take into consideration the fact that the interest-rates on maturities might change differently.

     Interest-bearing liabilities

     At year-end 2003, the Group’s total interest-bearing liabilities, including interest-bearing pension liabilities, amounted to SEK 12,501 million (15,698m), of which SEK 8,173 million (13,759 million) referred to long-term loans. As of December 31, 2003, long-term loans with maturities within 12 months, SEK 2,414 million, are reported as short-term loans in the Group’s balance sheet. A significant portion of the total of outstanding long-term borrowings has been made under Electrolux global medium term note program. This program allows for borrowings of up to EUR 2,000 million. As of December 31, 2003, Electrolux utilized approximately EUR 630 million (680 million) of the capacity of the program.

     The majority of total long-term borrowings, SEK 7,331 million, are taken up in Sweden at the parent level. Given the strong liquidity, Electrolux does not currently maintain any committed credit facilities for short-term borrowings, other than as back-up facility for the European commercial paper program, which amounts to EUR 150 million. Electrolux expects to meet any future requirements for short-term borrowings through bilateral bank facilities and capital market programs such as commercial paper programs.

     At year-end 2003, the average interest-fixing period for long-term borrowings was 1.1 years (0.9). The calculation of the average interest-fixing period includes the effect of interest-rate derivatives used to manage the interest-rate risk of the debt portfolio. The interest-rate at year-end for the total borrowings was 4.9% (4.2%).

     The fair value of the interest-bearing loans including swap transactions used to manage the interest fixing was approximately SEK 12,650 million. The loans and the interest-rate swaps are valued marked-to-market in order to calculate the fair value.

     The following table sets out the carrying amount of the Group’s interest-bearing liabilities that are exposed to fixed and floating interest-rate risk.

Interest-bearing liabilities

					Total Book Value
				Nominal value	31 December
Issue/maturity dates	Description of loan	Interest rate	Currency	(in Currency)	2003	2002
Bond Loans
Fixed rate[1]
2000-2005	Global MTN Program	6,1250	EUR	300	2,712	2,735
2000-2008	Global MTN Program	6,0000	EUR	268	2,416	2,437
1996-2004	Bond Loan FRF 1,000m2	6,5000	FRF	690	—	959
2000-2008	Global MTN Program	6,0000	EUR	32	290	293
1998-2008	Global MTN Program	6,5000	NOK	400	—	503
2001-2005	SEK MTN Program	5,3000	SEK	200	200	200
2001-2004	SEK MTN Program[2]	3,3820	SEK	170	—	170
2001-2008	SEK MTN Program	4,2303	SEK	85	85	85
1996-2003	SEK MTN Program	8,7000	SEK	—	—	100
Floating Rate
1998-2005	Global MTN Program	Floating	USD	25	181	220
1997-2027	Industrial Development Revenue Bonds	Floating	USD	10	73	88

Total bond loans	—	—	—	5,957	7,790
Other long-term loans
	Fixed Rate Loans	—	—	—	1,901	1,642
	Floating Rate Loans[2]	—	—	—	315	4,327

Total other long-term loans		—	—	—	2,216	5,969

Total long-term loans		—	—	—	8,173	13,759
Short-term loans
Short-term part of Long-term Loans
2001-2004	SEK MTN Program[2]	3,3820	SEK	170	170	—
1996-2004	Bond Loan FRF 1,000m2	6,5000	FRF	690	952	—
	Other long-term loans[2]	—	—	—	1,292	—
Other short-term loans
	Bank Borrowings & Commercial Papers	—	—	—	1,316	1,618
	Fair Value of Derivative Liabilities	—	—	—	279	—

Total short-term loans		—	—	—	4,009	1,618

Interest-bearing pensions					319	321

Total interest-bearing liabilities		—	—	—	12,501	15,698

1.	The interest- rate fixing profile of the loans above has been adjusted from fixed to floating with interest-rate swaps.

2.	Long-term loans in the table above with maturities within 12 months are classified as short-term loans in the Group’s balance sheet as of December 31, 2003.

     The average maturity of the Group’s long-term borrowings (including long-term loans with maturities within 12 months) was 2.7 years (3.3) at the end of 2003. As a result of the Group’s positive cash flow, no additional long-term funding was undertaken in 2003, apart from SEK 100m to fund the operations in Brazil. A net total of SEK 1,490m in loans matured or were amortized. Short-term loans pertain primarily to countries with capital restrictions. The table below presents the repayment schedule of long-term borrowings.

Repayment Schedule of Long-term Borrowings, as at 31 December (SEKm)

	2004	2005	2006	2007	2008	2009	2010-	Total
Debenture and bond loans	—	3,093	—	—	2,791	—	73	5,957
Bank and other loans	—	964	416	29	21	—	786	2,216
Short-term part of long-term loans	2,414	—	—	—	—	—	—	2,414

Total	2,414	4,057	416	29	2,812	—	859	10,587

     Financing Risk

     Financing risk refers to the risk that financing of the Group’s capital requirements and refinancing of existing loans could become more difficult or more costly. This risk can be decreased by ensuring that maturity dates are evenly distributed over time, and that total short-term borrowings do not exceed liquidity levels. The net borrowings (i.e. total interest-bearing liabilities less liquid funds), excluding seasonal variances, shall be long-term according to the Financial Policy. The Group’s goals for long-term debts include an average time to maturity of at least two years, and an evenly spread of maturities. A maximum of 25% of the borrowings are normally allowed to mature in a 12-month period. Exceptions are made when the net borrowing position of the Group is small.

     Foreign Exchange Risk

     Foreign exchange risk refers to the adverse effects of changes in foreign exchange rates on the Group’s income and equity. In order to manage such effects, the Group covers these risks within the framework of the Financial Policy. The Group’s overall currency exposure is managed centrally.

     The major currencies that Electrolux is exposed to are the U.S. dollar, the euro, the Canadian dollar, and the British pound. Other significant exposures are the Norwegian krona, the Australian dollar and various East European currencies.

     Transaction Exposure from Commercial Flows

     The Group’s geographically widespread production reduces the effects of changes in exchange rates. The table below shows the distribution of the Group’s sales and operating expenses in major currencies. As the table indicates, there was a good currency balance during the year in the US dollar and the euro.

	Share of 2003 Net	Share of 2003
Net Sales and Expenses by Currency	Sales %	Expenses %
SEK	3	8
USD	37	39
EUR	33	36
GBP	5	3
Other	22	14

Total	100	100

     The Group’s financial policy stipulates the hedging of forecasted sales in foreign currencies, taking into consideration the price fixing periods and the competitive environment. This implies that the various business sectors within Electrolux have varying policies for hedging depending on their commercial circumstances. The Financial Policy permits the operating units to hedge invoiced and forecasted flows from 75% to 100% up to 18 months. Group subsidiaries cover their risks in commercial currency flows mainly through the Group’s four regional treasury centers. The Group Treasury thus assumes the currency risks and covers such risks externally by the use of currency derivatives.

     Commercial Flows (SEKm)

     The table below shows the forecasted transaction flows (imports and exports) for the 12-month period of 2004 and hedges at year-end 2003. The hedged amounts during 2004 are dependent on the hedging policy for each flow considering the existing risk exposure. Gross hedging of flows up to 18 months, not shown in the table, amounts to SEK 434m and this hedging refers mainly to USD/SEK and EUR/SEK.

	GBP	CAD	NOK	CZK	AUD	CHF	HUF	EUR	USD	SEK	Other	Total
Inflow of currency (long position)	3,450	2,560	1,150	730	920	790	450	5,620	2,190	1,520	3,810	23,190
Outflow of currency (short position)	-340	-390	0	0	-190	-100	-1,590	-8,520	-5,430	-5,370	-1,260	-23,190
Gross transaction Flow	3,110	2,170	1,150	730	730	690	-1,140	-2,900	-3,240	-3,850	2,550	0
Hedge	-1,020	-760	-120	-130	-290	-170	640	-900	1,200	2,020	-470	0

Net transaction Flow	2,090	1,410	1,030	600	440	520	-500	-3,800	-2,040	-1,830	2,080	0

     The effect of hedging on operating income during 2003 amounted to SEK 69m (112m). At year-end, unrealized exchange-rate gains on forward contracts amounted to SEK 47m (150m), where SEK 35m will mature in 2004 and SEK 12m will mature in 2005.

     Translation Exposure from Consolidation of Entities outside Sweden

     Changes in exchange rates also affect the Group’s income in connection with translation of income statements of foreign subsidiaries into Swedish kronor. Electrolux does not hedge such exposure. The translation exposures arising from income statements of foreign subsidiaries are included in the sensitivity analysis mentioned below.

     Foreign Exchange sensitivity from Transaction and Translation Exposure.

     Electrolux is particularly exposed to changes in exchange rates between Swedish kronor and the U.S. dollar, the euro, the Canadian dollar and the British pound. For example, a change up or down, by 10% in the value of each of the USD, EUR, CAD, and GBP against the SEK would affect the Group’s income after financial term items for one year by approximately SEK +/-400m, as a static calculation. The model assumes the distribution of earnings and costs effective at year-end 2003 and does not include any dynamic effects, such as changes in competitiveness or consumer behavior arising from such changes in exchange rates.

     Exposure from Net Investments (Balance Sheet Exposure)

     The net of assets and liabilities in foreign subsidiaries constitutes a net investment in foreign currency, which generates a translation difference in connection with consolidation. In order to limit negative effects on Group equity resulting from translation differences, hedging is implemented on the basis of borrowings and foreign exchange derivative contracts. This implies that the decline in value of a net investment, resulting from a rise in the exchange rate of the Swedish krona, is offset by the exchange gain on the Parent Company’s borrowings and foreign exchange derivative contracts, and vice versa. Hedging of the Group’s net investments is implemented within the Parent Company in Sweden. The Financial Policy stipulates the extent to which the net investments can be hedged and also sets the benchmark for risk measurement. Group Treasury are allowed to deviate from the benchmark under a given risk mandate.

     Commodity Price Risks

     Commodity price risk is the risk that the cost of direct and indirect materials could increase as underlying commodity prices rise in global markets. The Group is exposed to fluctuations in commodity prices through agreements with suppliers, whereby the price is linked to the raw material price on the world market. This exposure can be divided into direct commodity exposure, which refers to pure commodity exposures, and indirect commodity exposures, which is defined as exposure arising from only part of a developed product. The Group hedges only a limited number of materials that are exchange-traded on the world market, through commodity forwards and futures. The hedged materials are copper, aluminum, nickel and zinc. The hedging horizon depends on business environment and is defined within each business sector.

     Credit Risk

     Credit Risk in Financial Activities

     Exposure to credit risks arises from the investment of liquid funds, and as counterpart risks related to derivatives. In order to limit exposure to credit risk, a counterpart list has been established which specifies the maximum permissible exposure in relation to each counterpart. The Group strives for arranging master netting agreements (ISDA) with the counterparts for derivative transactions and has established such agreements with the majority of counterparts.

     Credit Risk in Accounts Receivables

     Electrolux sells to a substantial number of customers in the form of large retailers, buying groups, independent stores and professional users. Sales are made on the basis of normal delivery and payment terms, if they are not included in one of the Customer Financing operations in the Group. Customer Financing solutions are also arranged outside the Group. The Credit Policy of the Group ensures that management process for customer credits includes customer rating, credit limits, decision levels and management of bad debts. The Board of Directors sets customer credit limits that exceed SEK 300m. There is a concentration of credit exposures on a number of customers in, primarily, USA and Europe.

     Other interest-bearing investments

     Interest-bearing receivables from customer financing amounting to SEK 874m (971m) are included in the item Other receivables in the Group’s balance sheet. The Group’s customer financing activities are performed in order to provide sales support and are directed mainly to independent retailers in the US and in Scandinavia. The majority of the financing is shorter than 12 months. There is no major concentration of credit risk related to customer financing. Collaterals and the right to repossess the inventory also reduce the credit risk in the financing operations. The income from customer financing is subject to interest-rate risk. This risk is immaterial to the Group.

     Derivative financial instruments

     The tables below present the fair value and nominal amounts of the Group’s derivative financial instruments for managing of financial risks and proprietary trading. The fair value of financial instruments used for proprietary trading at the end of 2003 was SEK 6m (5m).

Fair value (SEKm)	2003			2002
	Positive	Negative		Positive	Negative
	MV	MV	Net MV	MV	MV	Net MV
Interest-rate swaps	364	-145	219	424	-220	204
Cross currency interest-rate swaps	15	-16	-1	68	-58	10
Forward-rate agreements & futures	10	-10	0	3	-4	-1
Foreign exchange derivatives (Forwards & Options)	759	-319	440	889	-194	695
Commodity derivatives	9	-4	5	8	-10	-2

	1,157	494	663	1,392	-486	906

     Valuation of derivative financial instruments at market value (MV), presented in the table above, is done at the most accurate market prices available. This means that instruments, which are quoted on the market, such as for instance the major bond and interest-rate future markets, are all marked-to-market with the current price. The foreign-exchange spot rate is then used to convert the market value into Swedish kronor, before it is discounted back to the valuation date. For instruments where no reliable price is available on the market, cash flows are discounted using the deposit/swap curve of the cash flow currency. In the event that no proper cash flow schedule is available, for instance as in the case with forward rate agreements, the underlying schedule is used for valuation purposes. To the extent option instruments are used, the valuation is based on the Black-Scholes formula.

Nominal Amounts (SEKm)	2003	2002
Interest-rate swaps
Maturity shorter than 1 year	8,219	934
Maturity 2-5 years	9,188	7,837
Maturity 6-10 years	—	2,472
Total interest-swaps	17,407	11,243
Cross currency interest-rate swaps	245	1,150
Forward rate agreements	35,625	23,974
Foreign Exchange derivatives (Forwards & Options)	12,603	21,958
Commodity derivatives	21	165

Total	65,901	58,489

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Administrative Officer, as appropriate, to allow timely decisions regarding required disclosure.

     As of the end of the period covered by this Form 20-F, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in United States Securities Exchange Act of 1934, as amended, Rule 13a-15(e)). Based on the foregoing, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective in timely identifying material information potentially required to be included in the Company’s SEC filings.

     There have been no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.     ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     The Board of Directors has determined that there is no “audit committee financial expert” as defined in Item 16A of Form 20-F serving on the Audit Committee. No single member of the Audit Committee meets all of the five attributes required to meet the definition of audit committee financial expert. Nonetheless, the Board considers that the Audit Committee members as a group possess adequate skills and expertise to fulfill the tasks entrusted to the Audit Committee.

ITEM 16B. CODE OF ETHICS

     In February 2004, the Board of Directors adopted the Electrolux Group Code of Ethics. It outlines both prescriptive and proscriptive ethical standards which are to be strictly followed by all employees and Board Members of the Electrolux Group, in all markets and at all times. The Code formalizes the principles by which the Group conducts its relations with employees, shareholders, business partners and other interests. This code of ethics is posted on our website, www.electrolux.com, and may be found as follows:

1.	From our main web page, first click on Inside Electrolux.

2.	Next, click on Corporate Government.

3.	Finally, click on Electrolux Group Code of Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     KPMG served as Electrolux’s independent auditor for the financial year ended December 31, 2001, for which audited financial statements appear in this annual report on Form 20-F. PricewaterhouseCoopers AB has served as Electrolux’s independent auditor for each of the financial years in the two-year period ended December 31, 2003, for which audited financial statements appear in this annual report on Form 20-F. The April 2002 Annual General Meeting of Electrolux shareholders appointed PricewaterhouseCoopers AB as Electrolux’s independent auditor for a four-year period.

     The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers AB to Electrolux in 2003 and 2002.

	2003	2002
	SEKm	SEKm
Audit Fees[1]	45	38
Audit-related Fees[2]	4	1
Tax Fees[3]	9	9
All Other Fees	—	—

Total	58	48

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; review of security controls and operational effectiveness of systems; and employee benefit plan audits.

(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax planning and services.

     Audit Committee Pre-approval Policies and Procedures

     The purpose of the Audit Committee Pre-approval Policies and Procedures is to ensure that AB Electrolux and its subsidiaries are in full compliance with the Sarbanes-Oxley Act of 2002 (“SOA”) and the SEC Rules regarding Auditor Independence.

     The Audit Committee (“AC”) will in the pre-approval process consider three basic principles before approving any non-audit services: (1) an auditor cannot function in the role of management, (2) an auditor cannot audit his own work and (3) an auditor cannot serve in an advocacy role for his client.

     AB Electrolux management shall each year submit to the AC an Audit and Permissible Non-Audit Services Matrix (the “Matrix”) listing the types of audit and non-audit services that are permitted under SOA and the SEC Rules and categorizing the types of audit and non-audit services.

     Based on the categories in the Matrix, AB Electrolux management shall each year list each known and/or anticipated audit service for the upcoming calendar year as well as each known and/or anticipated non-audit service together with suggested maximum fee limits for each category of recurring non-audit services.

     At the annual January AC meeting, the AC will either approve or reject the categories of services in the Matrix, either approve or reject each of the listed known and/or anticipated audit services and the associated budgeted fee and either approve or reject each known and/or anticipated non-audit service as well as the suggested maximum fee limit for each category of recurring non-audit services.

     The AC will, at its Annual January AC meeting, delegate to the Chairman of the AC the authority to pre-approve interim requests for additional audit and non-audit services.

     Prior to engaging PwC for additional non-recurring audit and non-audit services, AB Electrolux management shall submit to the Audit Committee, or if a pre-approval is urgently required, to the Chairman of the AC, an Interim pre-approval request.

     At each subsequent AC meeting after January, the Chairman of the AC shall report to the AC any interim audit or non-audit service pre-approvals since the last AC meeting and AB Electrolux management will provide the AC with a summary description of ongoing and completed audit and non-audit services and a year to date of the actual spend against the pre-approved level for non-audit services and an updated estimate for the full year.

PART III

ITEM 17. FINANCIAL STATEMENTS

     Attached. See page F-1: Index to Financial Statements.

ITEM 17. FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITOR

To the Board of Directors and Shareholders of AB Electrolux:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in stockholders’ equity present fairly, in all material respects, the financial position of AB Electrolux and its subsidiaries at December 31, 2003 and December 31, 2002, and the results of their operations and their cash flows for each of the two years ended December 31, 2003 and December 31, 2002 in conformity with accounting principles generally accepted in Sweden. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in Sweden and in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in the Accounting and Valuation Principles note to the consolidated financial statements, with effect from January 1, 2003, the Company prospectively adopted RR 27, Financial Instruments: Classification and Disclosure. As discussed in the 2002 consolidated financial statements, with effect from January 1, 2002, the Company prospectively adopted RR 15, Intangible Assets.

Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 29 to the consolidated financial statements.

PricewaterhouseCoopers AB

Stockholm, Sweden

February 11, 2004

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of AB Electrolux:

     We have audited the consolidated statements of income, cash flows and changes in stockholders’ equity of AB Electrolux and subsidiaries for the year ended December 31, 2001 as listed in the accompanying index. In connection with our audit of these consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index for the year ended December 31, 2001. These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in Sweden and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of AB Electrolux and subsidiaries for the year ended December 31, 2001 in conformity with generally accepted accounting principles in Sweden. Also in our opinion, the related financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein for the year ended December 31, 2001.

     Generally accepted accounting principles in Sweden vary in certain significant respects from generally accepted accounting principles in the United States. Information relating to the nature and effect of such differences is presented in Note 29 to the consolidated financial statements. As discussed in Note 29, the financial information prepared in accordance with generally accepted accounting principles in the United States as of December 31, 2001 has been restated.

KPMG Bohlins AB

Stockholm, Sweden

February 7, 2002, except for the restatement of prior periods described on pages F-45 and F-46 in Note 29 — U.S. GAAP Information which is dated June 10, 2003.

AB ELECTROLUX AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
YEARS ENDED DECEMBER 31

(SEKm)	2003	2002	2001

Net Sales (Note 4)	124,077	133,150	135,803
Cost of goods sold	-93,742	-101,705	-105,654

Gross Profit	30,335	31,445	30,149
Selling expense	-16,877	-17,738	-17,806
Administrative expense	-5,699	-5,405	-5,790
Other operating income (Note 5)	130	135	150
Other operating expenses (Note 6)	-251	-272	-281
Items affecting comparability (Note 7)	-463	-434	-141

Operating Income (Notes 4, 8, 28)	7,175	7,731	6,281
Financial income (Note 9)	794	947	973
Financial expense (Note 9)	-963	-1,133	-2,039

Income after financial items	7,006	7,545	5,215
Taxes (Note 10)	-2,226	-2,459	-1,477
Minority interests in net income (Note 11)	-2	9	132
Net income	4,778	5,095	3,870

Net income per share, basic and diluted SEK (Note 12)	15.25	15.60	11.35

Net income per share, basic and diluted, according to US GAAP, SEK (Note 29)	15.60	16.25	11.00

The accompanying notes form an integral part of these consolidated financial statements.

AB ELECTROLUX AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
YEARS ENDED DECEMBER 31

ASSETS (SEKm)

		2003		2002
Fixed assets
Intangible assets (Note 13)		4,782		4,928
Tangible assets (Note 14)		15,638		18,188
Financial assets (Note 15)		1,276		1,591
Deferred tax assets (Note 10)		1,914		2,991

Total fixed assets		23,610		27,698

Current assets
Inventories (Note 16)		14,945		15,614
Current receivables
Accounts receivable (Note 17)	21,172		22,484
Other receivables (Note 18)	3,462		4,293
Prepaid expense and accrued income	1,237	25,871	1,035	27,812

Liquid funds: (Note 18)
Short-term investments	8,577		8,316
Cash and bank balances	4,025	12,602	5,984	14,300

Total current assets		53,418		57,726

TOTAL ASSETS		77,028		85,424

Assets pledged (Note 19)		423		1,908

The accompanying notes form an integral part of these consolidated financial statements.

AB ELECTROLUX AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
YEARS ENDED DECEMBER 31

EQUITY AND LIABILITIES (SEKm)	2003		2002
Equity (Note 20)
Share capital (Note 21)	1,621		1,694
Restricted reserves	11,711		14,287
Retained earnings	9,352		6,553
Net income	4,778	27,462	5,095	27,629

Minority interests	27		592
Provisions
Provisions for pensions and similar commitments (Note 22)	5,678		6,018
Deferred tax liabilities (Note 10) (Note 10)	1,256		1,998
Other provisions (Note 23)	4,427	11,361	5,582	13,598

Financial liabilities
Long-term loans (Note 18)	8,173		13,759
Short-term loans	4,009	12,182	1,618	15,377
Operating liabilities
Accounts payable	14,857		16,223
Tax liabilities	1,180		1,211
Other liabilities	1,935		2,535
Accrued expense and prepaid income (Note 24)	8,024	25,996	8,259	28,228

TOTAL EQUITY AND LIABILITIES		77,028		85,424

Contingent liabilities (Note 25)		1,179		949

The accompanying notes form an integral part of these consolidated financial statements.

AB ELECTROLUX AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
YEARS ENDED DECEMBER 31

CASH-FLOW STATEMENTS (SEKm)	2003	2002	2001
Operations
Income after financial items	7,006	7,545	5,215
Depreciation and amortization	3,353	3,854	4,277
Capital gain/loss included in operating income	-8	-1,910	-2,931
Provision for restructuring	-1,410	1,551	1,975
Provision for pension litigation	—	-913	-1,192

	8,941	10,127	7,344

Taxes paid	-1,817	-1,027	-1,496

Cash flow from operations excluding change in operating assets and liabilities	7,124	9,100	5,848
Change in operating assets and liabilities
Change in inventories	-746	-706	1,164
Change in accounts receivable	-1,624	28	-50
Change in other current assets	-141	832	146
Change in current liabilities and provisions	1,680	1,651	2,374

Cash flow from operations	6,293	10,905	9,482

Investments
Acquisition of operations (Note 26)	—	-1,542	-2,524
Divestment of operations (Notes 26)	857	3,771	7,385
Machinery, buildings, land, construction in progress, etc	-3,463	-3,335	-4,195
Capitalization of product development and software	-470	-195	—
Other	506	290	547

Cash flow from investments	-2,570	-1,011	1,213

Total cash flow from operations and investments	3,723	9,894	10,695

Financing
Change in short-term loans (Note 26)	1,099	-2,096	-4,232
Change in long-term loans	-2,579	-2,061	173
Dividend	-1,894	-1,483	-1,365
Repurchase of shares	-1,669	-1,703	-1,752

Cash flow financing	-5,043	-7,343	-7,176

Total cash flow	-1,320	2,551	3,519
Liquid funds at beginning of year	14,300	12,374	8,422
Exchange-rate differences relating to liquid funds	-378	-625	433
Liquid funds at year-end	12,602	14,300	12,374

Change in net borrowings
Total cash flow excluding change in loans	160	6,708	7,578
Net borrowings at beginning of year	-1,398	-10,809	-16,976
Exchange-rate differences relating to net liquidity	1,339	2,703	-1,411
Net borrowings at year-end	101	-1,398	-10,809

The accompanying notes form an integral part of these consolidated financial statements.

AB ELECTROLUX AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31

	Capital
	Stock par
	value A and	Restricted	Retained
	B shares	reserves	earnings	Total
	(SEKm, except per share amounts)
Balance at December 31, 2000	1,831	11,850	12,643	26,324
Cash dividend (SEK 4.00 per share)	—	—	-1,365	-1,365
Repurchase of shares	—	—	-1,752	-1,752
Adjustments for translation differences	—	—	1,787	1,787
Transfer of retained earnings	—	1,588	-1,588	0
Net income	—	—	3,870	3,870

Balance at December 31, 2001	1,831	13,438	13,595	28,864

Balance at December 31, 2001	1,831	13,438	13,595	28,864
Cancellation of shares	-137	137	—	—
Cash dividend (SEK 4.50 per share)	—	—	-1,483	-1,483
Repurchase of shares	—	—	-1,703	-1,703
Minimum liability, US pensions	—	—	-1,335	-1,335
Adjustments for translation differences	—	—	-1,809	-1,809
Transfer of retained earnings		712	-712	—
Net income	—	—	5,095	5,095

Balance at December 31, 2002	1,694	14,287	11,648	27,629

Balance at December 31, 2002	1,694	14,287	11,648	27,629
Cancellation of shares	-73	73	—	—
Cash dividend (SEK 6.00 per share)	—	—	-1,894	-1,894
Repurchase of shares	—	—	-1,669	-1,669
Minimum liability, US pensions	—	—	-123	-123
Adjustments for translation differences	—	—	-1,259	-1,259
Transfer of retained earnings	—	-2,649	2,649	—
Net income	—	—	4,778	4,778

Balance at December 31, 2003	1,621	11,711	14,130	27,462

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Accounting and Valuation Principles
Amounts in SEKm, unless otherwise stated

BASIS OF PREPARATION

     The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Sweden, thereby applying the standards of the Swedish Financial Accounting Standards Council. These accounting principles differ in certain significant respects from those in the US. Certain non-US GAAP measures are used in this annual report, e.g., value creation. For a description of significant differences, see Note 29. In the interest of achieving comparable financial information within the Group, Electrolux companies apply uniform accounting rules as defined in the Electrolux Accounting Manual, irrespective of national legislation.

     The following should be noted:

•	A number of new standards from the Swedish Financial Accounting Standards Council, RR 2:02, 22, 24, 25, 26 and 28 came into effect as of January 1, 2003. The implementation of the new standards has had no material effect on the consolidated financial statements.

•	As of January 1, 2003, Electrolux implemented also RR 27, “Financial instruments: Disclosure and classification”. RR 27 stipulates how financial instruments shall be classified in the balance sheet and prescribes the disclosures to be presented in order to make it easier for the reader of financial statements to understand how financial instruments affect the results, financial situation and cash flows of an entity. RR 27 applies to all financial instruments, whether they are reported on the balance sheet or not, with the exception of shares in subsidiaries and associated companies, post-employment benefits and share based compensation to employees. The implementation of RR 27 increased total assets and liabilities by approximately SEK 300m.

•	As of January 1, 2004, Electrolux applies the new standard RR 29, “Employee Benefits”. RR 29 stipulates how the company shall account for and report employee benefits. The main differences between RR 29 and the present accounting standards refer to defined benefit post-employment plans. RR 29 requires that liabilities for these plans are calculated according to the Projected Unit Credit Method and reduced by the market value of the plan assets. RR 29 also requires that the cost of the benefits be expensed in the period in which the benefits are earned. The implementation of RR 29 has had a one-time effect of SEK 1,600m net of taxes, that has been charged to opening balance of retained earnings as a change in accounting principle.

•	As of January 1, 2005, Electrolux will apply International Financial Reporting Standards (IFRS, previously IAS). Swedish accounting principles have in recent years been successively adapted to IFRS. However, there are still certain areas where differences exist. Further, certain IFRS standards, mandatory from 2005, are not in final form yet. The Group believes that the finalization of these standards might create certain additional differences, besides the areas identified below. Based on the present knowledge, the Group has identified the following standards as being those that most significantly differ from the accounting standards presently applied under Swedish GAAP:

–	IAS 19 “Employee Benefits” (the difference disappeared when RR 29 was implemented in 2004)

–	IAS 38 “Intangible assets”

–	IAS 39 “Financial Instruments: Recognition and Measurement”.

     The effects have not yet been quantified, except for IAS 19 as described above. At transition, the effect of the changes will be reported as an adjustment to opening balance of retained earnings.

     The Group has already implemented certain changes in its reporting systems in order to be able to collect the comparative information that will be necessary when the new standards are implemented in 2005.

Principles applied for consolidation

     The consolidated financial statements have been prepared in accordance with Standard RR 1:00 of the Swedish Financial Accounting Standards Council applying the purchase method, whereby the assets and liabilities in a subsidiary on the date of acquisition are evaluated to determine the acquisition value to the Group. Any differences between the acquisition price and the market value of the acquired net assets are reported as goodwill or negative goodwill. The consolidated income for the Group includes the income statements for the Parent Company and its direct and indirect owned subsidiaries after:

•	elimination of intra-group transactions and unrealized profits in stock, and

•	depreciation and amortization of group goodwill and other acquired surplus values.

Definition of Group companies

     The consolidated financial statements include AB Electrolux and all companies in which the Parent Company at year-end directly or indirectly owns more than 50% of the voting rights referring to all shares and participations, or otherwise exercises decisive control.

     The following applies to acquisitions and divestments during the year:

•	Companies acquired during the year have been included in the consolidated income statement as of the date of acquisition.

•	Companies divested during the year have been included in the consolidated income statement up to and including the date of divestment.

     At year-end 2003, the Group comprised 353 (409) operating units, and 284 (299) companies.

Associated companies

     Investments in associated companies, i.e., those in which the Parent Company directly or indirectly owned 20—50% of the voting rights at year-end, or otherwise exercised significant influence, have been reported according to the equity method. This means that the Group’s share of income before taxes in an associated company is reported as part of the Group’s operating income and the Group’s share of taxes is reported as part of the Group’s taxes. Investments in such a company are reported at a value corresponding to the Group’s share of the company’s equity, adjusted for possible over- and undervalue. Joint ventures are reported according to the equity method.

Translation of financial statements in foreign subsidiaries

     According to RR 8, “Effects of changes in exchange rates”, foreign subsidiaries can be classified as either foreign operations that are integral to the operations of the reporting entity, or as independent foreign entities. The method used to translate the financial statements of a foreign subsidiary depends on how it is classified. An independent entity accumulates cash and other monetary items, incurs expenses and generates income, all substantially in its local currency. Electrolux subsidiaries are classified as independent foreign entities. Based on this classification, the balance sheets of foreign subsidiaries have been translated into Swedish kronor at year-end rates. Income statements have been translated at the average rates for the year. Translation differences thus arising have been taken directly to equity.

     Prior to consolidation, the financial statements of subsidiaries in countries with highly inflationary economies have been remeasured into their functional currency and the exchange-rate differences arising from that remeasurement have been charged to income. The remeasured financial statements have then been translated into Swedish kronor following the same method as for other independent foreign entities. Consequently, changes in equity due to high inflation are reported in the consolidated income statement.

Hedging of net investment

     The Parent Company uses foreign exchange derivative contracts and loans in foreign currencies in hedging certain net foreign investments. Exchange-rate differences related to these contracts and loans have been charged to Group equity after deduction of taxes, to the extent to which there are corresponding translation differences.

General accounting and valuation principles

Revenue recognition

     Sales are recorded net of VAT (Value-Added Tax), specific sales taxes, returns and trade discounts. Revenues arise almost exclusively from sales of finished products. Sales are recognized when the significant risks and rewards connected with ownership of the goods have been transferred to the buyer and the Group retains neither a continuing right to dispose of the goods nor effective control of those goods and when the amount of revenue can be measured reliably. This means that sales are recorded when goods have been put at the disposal of the customers in accordance with agreed terms of delivery. Revenues from services are recorded when the service has been performed.

Government grants

     Government grants are recognized when there is reasonable assurance that the Group will comply with the conditions attaching to them, and that the grants will be received. Grants related to assets are included in the balance sheet as “deferred income” and recognized as income over the useful life of the asset. In the income statement, grants are deducted in reporting the related expense. In 2003, grants recognized in the income statement amounted to SEK 55m.

Other operating income and expenses

     These items include profits and losses arising from the sale of fixed assets and the divestment of operations, as well as the share of income in associated companies. Other operating expenses also include amortization of goodwill. See Notes 5 and 6.

Items affecting comparability

     This item includes events and transactions with significant effects in comparing income for the current period with previous periods including:

•	Capital gains and losses from divestments of product groups or major units

•	Close-down or significant down-sizing of major units or activities

•	Restructuring initiatives with a set of activities aimed at reshaping a major structure or process

•	Significant impairment

•	Other major non-recurring costs or income

Borrowing costs

     Borrowing costs are recognized as an expense in the period in which they are incurred.

Taxes

     Taxes include current and deferred taxes applying the liability method. Deferred taxes are calculated using enacted tax rates. Taxes incurred by the Electrolux Group are affected by appropriations and other taxable (or tax-related) transactions in the individual Group companies. They are also affected by utilization of tax losses carried forward referring to previous years or to acquired companies. This applies to both Swedish and foreign Group companies. Deferred tax assets on tax losses and temporary differences are recognized only if it is probable that they will be utilized in the near future.

     A comparison of the Group’s theoretical and actual tax rates and other disclosures are provided in Note 10.

Financial assets and liabilities in foreign currency

     In the individual subsidiaries’ accounts, assets and liabilities denominated in foreign currency are valued at year-end exchange rates. Exchange-rate differences arising from commercial receivables and liabilities in foreign currency are included in operating income. Exchange-rate differences arising from financial assets and liabilities are included in financial items in the profit and loss statement. Foreign currency derivatives used for hedging financial assets and liabilities are valued at year-end exchange rates and the interest in the contracts is accrued and included in the income statement.

Intangible fixed assets

Acquisition goodwill

     Acquisition goodwill is reported as an intangible asset and amortized over the estimated useful life, which is usually 10—20 years.

     Over the last few decades, Electrolux has made a large number of acquisitions. For four of them Electrolux applies an amortization period of 40 years, i.e., for the goodwill arising from the major strategic acquisitions of Zanussi, White Consolidated Industries, American Yard Products and Email. These acquisitions have given Electrolux major market shares in Europe, North America and Australia as well as a leading global position.

     The industry in which the Group operates is relatively stable, and large market shares are a key success factor as they enable economies of scale and create barriers to entry by new competitors. Zanussi, White Consolidated and American Yard Products were acquired in the late 1980s, when useful lives of 40 years were in accordance with current international practice. Experience of these acquisitions clearly indicates useful lives of well over 40 years, which supported the decision to assign a useful life of 40 years for the acquisition of Email in 2001. The value of goodwill is continuously monitored, and impairment tests indicate that the assigned useful lives are clearly sustainable for these acquisitions. Amortization of goodwill for these four acquisitions in 2003 amounted to SEK 105m.

     A useful life of 20 years has been assigned for the goodwill arising from the strategic acquisition of Diamant Boart in 2002.

Trademarks

     The right to use the Electrolux brand in North America, acquired in May 2000 is amortized over 40 years in the consolidated accounts. To build fewer but stronger brands is one of the Group’s key strategies and this acquisition provides Electrolux with the possibility to use the Electrolux brand worldwide. Although the useful life is regarded as indefinite, it was established at 40 years in 2000 to be consistent with the useful lives of the strategic acquisitions made in North America.

Capitalized development expenses

     Electrolux capitalizes certain development expenses for new products and expenses for developed and/or acquired software provided that the level of certainty of their future economic benefits and useful life is high. Capitalization has been limited to development projects initiated after January 1, 2002.

Tangible fixed assets

     Tangible fixed assets are stated at historical cost less straight-line accumulated depreciation, which is based on the estimated useful life of the asset. These are:

Buildings	10-40 years
Machinery and technical installations	3-15 years
Other equipment	3-10 years

Financial fixed assets

     Financial assets are initially recognized at proceeds paid, net of transaction costs incurred. After initial recognition, short-term investments and derivatives used for hedging these investments are valued at the lowest of cost or market value on a portfolio basis. Long-term investments held to maturity are valued at amortized cost using the effective interest method.

     Shares and participations in associated companies are accounted for according to the equity method.

Impairment

     At each balance sheet date, the Group assesses whether there is any indication that any of the company’s fixed assets are impaired. If any such indication exists, the company estimates the recoverable amount of the asset. An impairment loss is recognized by the amount of which the carrying amount of an asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use. The value in use of an asset is mostly estimated using the discounted cash-flows method. The discount rates used in 2003 were in the range of 11 to 36%. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

Leasing

     The Group generally owns its production facilities. The Group rents some warehouse and office premises under leasing agreements and has also leasing contracts for certain office equipment.

     Leases, where a significant portion of the risks and rewards of ownership are retained by the lessor, are classified as operational leases. Most leasing agreements in the Group are operational leases and the costs recognized directly in the income statement in the corresponding period.

     Leases of land and buildings, where the Group has substantially all the risk and rewards of ownership are classified as financial leases. Financial leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments.

     Assets under financial leases are recognized in the balance sheet and the future leasing payments are recognized as a loan. Expenses for the period correspond to depreciation of the leased asset and interest cost for the loan.

Inventories

     Inventories are valued at the lower of acquisition cost and market value. Acquisition cost is computed according to the first-in, first-out method (FIFO) or weighted average method. Appropriate provisions have been made for obsolescence.

Accounts receivable

     The Group records provisions for bad debts based upon a formula with 50% for receivables past due by 6 months and with 100% for receivables overdue by 12 months. In conjunction with the formula based provision, the Group reviews the bad debt provision each period end to ensure that the provision is appropriate given the perceived risks. In addition, all expected losses are independently reserved.

     When foreign currency contracts intended as hedges for the cross-border flow of goods and services have been arranged, accounts receivable are valued at contract rates.

Cash and cash equivalents

     Cash and cash equivalents comprise cash on hand, bank deposits and other short-term highly liquid investments, of which the majority have original maturity of three months or less.

Provisions

     Provisions are recognized when the Group has a present obligation as a result of a past event, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

     Provisions for warranty are recognized at the date of sale of the products covered by the warranty and are calculated based on historical data for similar products.

     Restructuring provisions are recognized when the company has adopted a detailed formal plan for the restructuring and the plan has been communicated to those affected by the restructuring.

Pensions

     The methods for calculating and accounting pension costs and pension liabilities differ from country to country. The companies report according to local rules, and the reported figures are included in the consolidated accounts of the Group.

Borrowings

     Borrowings are initially recognized at proceeds received, net of transaction costs incurred. After initial recognition, borrowings are valued at amortized cost using the effective interest method. Gains and losses are recorded in the income statement when borrowings are derecognized, as well as through the amortization process.

     When interest-rate swaps are used for hedging of loans, the interest is accrued and recorded in the income statement as interest expense.

Derivatives

     Derivatives are initially recognized in the balance sheet at cost when a premium is received or paid, otherwise they are kept off-balance.

     Foreign currency and interest-rate derivatives held for trading are valued at the lowest of cost or market value on a portfolio basis.

     In the Parent Company and the regional treasury centers, foreign currency derivatives (internal and external) used for hedging of transaction exposure are valued at the lowest of cost or market value on a portfolio basis. In other group companies, foreign currency derivatives used for hedging of transaction exposure are kept off-balance in accordance with deferral hedge accounting.

     In the Parent Company and the regional treasury centers, foreign commodity derivatives (internal and external) used for hedging of forecasted purchases are valued at the lowest of cost or market value on a portfolio basis. In other group companies commodity derivatives used for hedging of forecasted purchases are kept off-balance in accordance with deferral hedge accounting.

Accounts payable

     When foreign currency contracts intended as hedges for the cross-border flow of goods and services have been arranged, accounts payable are valued at contract rates.

Employee stock options

     For the employee stock options programs, the Group provides for employer contributions expected to be paid when the options are exercised. The provision is periodically revalued.

Cash flow

     The cash-flow statement has been prepared according to the indirect method.

Use of estimates

     Management of the Group has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

Note 2. Financial Risk Management

Financial risk management

     The Group is exposed to a number of risks relating to financial instruments including, for example, liquid funds, accounts receivables, customer financing receivables, payables, borrowings, and derivative instruments. The risks associated with these instruments are, primarily:

•	Interest-rate risk on liquid funds and borrowings

•	Financing risks in relation to the Group’s capital requirements

•	Foreign-exchange risk on earnings and net investments in foreign subsidiaries

•	Commodity price risk affecting the expenditure on raw material and components for goods produced.

•	Credit risk relating to financial and commercial activities

     The Board of Directors of Electrolux has approved a financial policy for the Group to manage and control these risks. Each business sector has specific financial policies approved by each sub-board (hereinafter all policies are referred to as “the Financial Policy”). These risks are to be managed by the use of derivative financial instruments according to the limitations stated in the Financial Policy. The Financial Policy also describes the management of risks relating to pension fund assets.

     The management of financial risks has largely been centralized to Group Treasury in Stockholm. Local financial issues are managed by four regional treasury centers located in Europe, North America, Asia Pacific and Latin America. Measurement of risk in Group Treasury is performed by a separate risk controlling function on a daily basis. Furthermore, there are guidelines in the Group’s policies and procedures for managing operating risk relating to financial instruments by, e.g., segregation of duties and power of attorney.

     Proprietary trading in currency, commodities and interest-bearing instruments is permitted within the framework of the Financial Policy. This trading is primarily aimed at maintaining a high quality of information flow and market knowledge to contribute to the proactive management of the Group’s financial risks.

Interest-Rate Risk on Liquid Funds and Borrowings

     Interest-rate risk refers to the Group’s exposure to the market risk for adverse effects of changes in interest rates on the Group’s income. The main factors determining this risk include the interest-fixing period.

Liquid funds

     Liquid funds consist of short-term investments, cash and cash equivalents. Electrolux goal is that the level of liquid funds corresponds to at least 2.5% of net sales. The Group’s net liquid funds (defined as liquid funds less short-term borrowings) shall exceed zero, with due consideration for fluctuations referring to acquisitions, divestments and seasonal variations. Investment of liquid funds is mainly made in interest-bearing instruments with high liquidity and with issuers with a long-term rating of at least A-defined by Standards & Poor’s or similar as stated in the Financial Policy.

Interest-rate risk in liquid funds

     Group Treasury manages the interest rate risk of the investments in relation to a benchmark position defined as a one-day holding period. Any deviation from the benchmark is limited by a risk mandate. Derivative financial instruments like Futures and Forward-Rate Agreements are used to manage the interest-rate risk. The holding periods of investments are mainly short-term. The major portion of the investments is made with maturities between 0 and 3 months. A downward shift in the yield curves of one-percentage point would reduce the Group’s interest income by approximately SEK 100m. For more information, see Note 18.

Borrowings

     The debt financing of the Group is managed by Group Treasury in order to ensure efficiency and risk control. Debt is primarily taken up at the Parent Company level and transferred to subsidiaries as internal loans or capital injections. In this process various swap instruments are used to convert the funds to the required currency. Short-term financing, to meet seasonal working capital requirements are also undertaken in the local subsidiaries. The Group’s borrowings contain no terms (financial triggers) for premature cancellation based on rating. For more information, see Note 18.

Interest-rate risk in long-term borrowings

     The Financial Policy states that the goal for the long-term loan portfolio is an average interest-fixing period of one year. Group Treasury can choose to deviate from this policy on the basis of a mandate established by the Board of Directors. However, the maximum fixed-rate period is three years. Derivatives, such as interest-rate swap agreements, are used to manage the interest-rate risk by changing the interest from fixed to floating or vice versa.

     On the basis of 2003 volumes and interest fixing, a one-percentage point shift in interest rates paid would impact the Group’s interest expenses by approximately SEK -25m in 2004. This calculation is based on a parallel shift of all yield curves simultaneously by one-percentage point. Electrolux acknowledges that the calculation is an approximation and does not take into consideration the fact that the interest rates on different maturities might change differently.

Credit ratings

     Electrolux has Investment Grade ratings from Moody’s and Standard & Poor’s. The long-term ratings from both rating institutions were unchanged during the year. Standard and Poor’s changed the long-term outlook from positive to stable.

Ratings	Long-term	Outlook	Short-term	Short-term
	debt		debt	debt, Sweden
Moody’s	Baa1	Stable	P-2
Standard & Poor’s	BBB+	Stable	A-2	K-1

Financing Risk

     Financing risk refers to the risk that financing of the Group’s capital requirements and refinancing of existing loans could become more difficult or more costly. This risk can be decreased by ensuring that maturity dates are evenly distributed over time, and that total short-term borrowings do not exceed liquidity levels. The net borrowings (i.e., total interest-bearing liabilities less liquid funds), excluding seasonal variances, shall be long-term according to the Financial Policy. The Group’s goals for long-term debts include an average time to maturity of at least two years, and an evenly spread of maturities. A maximum of 25% of the borrowings are normally allowed to mature in a 12-month period. Exceptions are made when the net borrowing position of the Group is small. For more information, see Note 18.

Foreign Exchange Risk

     Foreign exchange risk refers to the adverse effects of changes in foreign exchange rates on the Group’s income and equity. In order to manage such effects, the Group covers these risks within the framework of the Financial Policy. The Group’s overall currency exposure is managed centrally.

     The major currencies that Electrolux is exposed to are the US dollar, the euro, the Canadian dollar, and the British pound. Other significant exposures are the Norwegian krona, the Australian dollar and various Eastern European currencies.

Transaction exposure from commercial flows

     The Group’s financial policy stipulates the hedging of forecasted sales in foreign currencies, taking into consideration the price fixing periods and the competitive environment. This implies that the various business sectors within Electrolux have varying policies for hedging depending on their commercial circumstances. The Financial Policy permits the operating units to hedge invoiced and forecasted flows from 75% to 100% up to 18 months. Group subsidiaries cover their risks in commercial currency flows mainly through the Group’s four regional treasury centers. Group Treasury thus assumes the currency risks and covers such risks externally by the use of currency derivatives.

     The Group’s geographically widespread production reduces the effects of changes in exchange rates.

     For more information on exposures and hedging, see Note 18.

Translation exposure from consolidation of entities outside Sweden

     Changes in exchange rates also affect the Group’s income in connection with translation of income statements of foreign subsidiaries into Swedish kronor. Electrolux does not hedge such exposure. The translation exposures arising from income statements of foreign subsidiaries are included in the sensitivity analysis mentioned below.

Foreign exchange sensitivity from transaction and translation exposure.

     Electrolux is particularly exposed to changes in exchange rates between Swedish kronor and the US dollar, the euro, the Canadian dollar and the British pound. For example, a change up or down, by 10% in the value of each of the USD, EUR, CAD, and GBP against the SEK would affect the Group’s income after financial items for one year by approximately SEK +/-400m, as a static calculation. The model assumes the distribution of earnings and costs effective at year-end 2003 and does not include any dynamic effects, such as changes in competitiveness or consumer behavior arising from such changes in exchange rates.

Exposure from Net Investments (Balance Sheet Exposure)

     The net of assets and liabilities in foreign subsidiaries constitutes a net investment in foreign currency, which generates a translation difference in connection with consolidation. In order to limit negative effects on Group equity resulting from translation differences, hedging is implemented on the basis of borrowings and foreign exchange derivative contracts. This implies that the decline in value of a net investment, resulting from a rise in the exchange rate of the Swedish krona, is offset by the exchange gain on the Parent Company’s borrowings and foreign exchange derivative contracts, and vice versa. Hedging of the Group’s net investments is implemented within the Parent Company in Sweden. The Financial Policy stipulates the extent to which the net investments can be hedged and also sets the benchmark for risk measurement. Group Treasury is allowed to deviate from the benchmark under a given risk mandate.

Commodity Price Risks

     Commodity-price risk is the risk that the cost of direct and indirect materials could increase as underlying commodity prices rise in global markets. The Group is exposed to fluctuations in commodity prices through agreements with suppliers, whereby the price is linked to the raw material price on the world market. This exposure can be divided into direct commodity exposure, which refers to pure commodity exposures, and indirect commodity exposures, which is defined as exposure arising from only part of a developed product. The Group hedges only a limited number of materials that are exchange-traded on the world market, through commodity forwards and futures. The hedged materials are copper, aluminum, nickel and zinc. The hedging horizon depends on the business environment and is defined within each business sector.

Credit Risk

Credit risk in financial activities

     Exposure to credit risks arises from the investment of liquid funds, and as counterpart risks related to derivatives. In order to limit exposure to credit risk, a counterpart list has been established which specifies the maximum permissible exposure in relation to each counterpart. The Group strives for arranging master netting agreements (ISDA) with the counterparts for derivative transactions and has established such agreements with the majority of counterparts.

Credit risk in accounts receivable

     Electrolux sells to a substantial number of customers in the form of large retailers, buying groups, independent stores and professional users. Sales are made on the basis of normal delivery and payment terms, if they are not included in one of the Customer Financing operations in the Group. Customer Financing solutions are also arranged outside the Group. The Credit Policy of the Group ensures that management process for customer credits includes customer rating, credit limits, decision levels and management of bad debts. The Board of Directors sets customer credit limits that exceed SEK 300m. There is a concentration of credit exposures on a number of customers in, primarily, USA and Europe. For more information, see Note 17.

Note 3. Segment Information

Business areas

     Electrolux products are classified in three areas, i.e., Consumer Durables, Professional Indoor Products and Professional Outdoor Products. These areas form the basis for the Group’s primary segment information.

     The Consumer Durables business area comprises mainly white goods. It also includes floor-care products as well as garden equipment and light-duty chainsaws. Professional Indoor Products comprise food-service equipment and laundry equipment for professional users. The operation in compressors was divested during the year. Professional Outdoor Products comprise mainly high-performance chainsaws and professional lawn and garden equipment, as well as power cutters and diamond tools.

     Within Consumer Durables, the white goods operation is managed regionally while floor-care products and consumer outdoor products are managed globally. In the Group’s external financial reporting, floor-care products and consumer outdoor products are reported together with white goods within the respective geographical regions, since these products are sold in the same markets and to a large extent to the same retailers, and are therefore exposed to similar risks.

     Financial information related to the above business areas is reported below.

Business areas (SEKm)

	Net sales			Operating income
	2003	2002	2001	2003	2002	2001
Europe	47,312	48,250	47,200	3,382	3,265	2,528
North America	45,063	48,450	46,814	2,866	3,271	1,814
Rest of the World	12,646	14,820	14,976	2	51	287

Total Consumer Durables	105,021	111,520	108,990	6,250	6,587	4,629

Professional Indoor Products	8,113	10,887	17,073	556	753	1,070
Professional Outdoor Products	10,856	10,597	9,452	1,576	1,508	1,313

Total Professional Products	18,969	21,484	26,525	2,132	2,261	2,383

Other	87	146	288
Common Groups costs	—	—	—	-744	-683	-590
Items affecting comparability	—	—	—	-463	-434	-141

Total	124,077	133,150	135,803	7,175	7,731	6,281

Business areas (SEKm)

	Assets		Liabilities		Capital expenditure		Cash flow (2)
	2003	2002	2003	2002	2003	2002	2003	2002
Europe	29,678	30,517	22,702	22,958	1,269	1,328	3,170	4,746
North America	10,999	12,851	274	198	1,089	984	2,803	3,628
Rest of the World	6,589	6,470	2,128	2,338	470	406	-262	1,023

Total Consumer Durables	47,266	49,838	25,104	25,494	2,828	2,718	5,711	9,397
Professional Indoor Products	3,818	6,085	2,844	4,455	278	295	23	142
Professional Outdoor Products	7,126	7,293	2,696	3,417	305	229	771	1,569

Total Professional Products	10,944	13,378	5,540	7,872	583	524	794	1,711
Other (1)	4,368	5,323	3,902	4,176	52	93	-796	-1
Items affecting comparability	882	1,187	2,492	3,963	—	—	—	—

Total Operating	63,460	69,726	37,038	41,505	3,463	3,335	5,709	11,107
Liquid Assets	12,602	14,302	—	—	—	—	—	—
Interest-bearing receivables	966	1,396	—	—	—	—	—	—
Interest-bearing liabilities	—	—	12,502	15,698	—	—	—	—
Equity	—	—	27,488	28,221	—	—	—	—
Financial items	—	—	—	—	—	—	-169	-186
Taxes paid	—	—	—	—	—	—	-1,817	-1,027

Total	77,028	85,424	77,028	85,424	3,463	3,335	3,723	9,894

1)    Includes common Group services such as Holding and Treasury as well as customer financing activities.

2)    Cash flow from operations and investments.

     The business areas are responsible for the management of the operational assets and their performance is measured at the same level, while the financing is managed by Group Treasury at Group or country level. Consequently, liquid assets, interest-bearing receivables, interest-bearing liabilities and equity are not allocated to the business segments.

     In the internal management reporting, items affecting comparability are not included in the business areas. The table below specifies the business areas to which they correspond.

Items affecting comparability (SEKm)

	Impairment/restructuring		Capital gain/losses
	2003	2002	2003	2002
Europe	—	-303	—	—
North America	—	-396	—	—
Rest of the world	—	-723	—	—

Total Consumer Durables	—	-1,422	—	—
Professional Indoor	-293	-922	-85	1,910
Professional Outdoor	—	—	—	—

Total Professional Products	-293	-922	-85	1,910
Other	—	—	-85	—

Total	-293	-2,344	-170	1,910

Inter-segment sales exist only within Consumer Durables with the following split (SEKm):

	2003	2002
Europe	1,061	1,049
North America	551	747
Rest of the world	40	27

Eliminations	-1,652	-1,823

Geographical segments

     The Group’s business segments operate mainly in three geographical areas of the world; Europe, North America, Rest of the world. Sales by market are presented below and show the Group’s consolidated sales by geographical market, regardless of where the goods were produced.

Sales by market (SEKm)

	2003	2002
Europe	59,460	61,632
North America	49,205	53,391
Rest of the world	15,412	18,127

Total	124,077	133,150

Assets and capital expenditure by geographical areas (SEKm):

	Assets		Capital expenditure
	2003	2002	2003	2002
Europe	53,954	58,293	1,820	1,869
North America	18,597	22,671	1,157	1,042
Rest of the world	4,477	4,460	486	424

Total	77,028	85,424	3,463	3,335

Note 4. Net Sales and Operation Income (SEKm)

     Operating income includes net exchange-rate differences in the amount of SEK 225m (-7). Net sales in Sweden amounted to SEK 4,307m (4,473m). Exports from Sweden during the year amounted to SEK 9,463m (10,547m), of which SEK 7,688m (8,587m) was to Group subsidiaries. The Group’s Swedish factories accounted for 7,6% (6.8%) of the total value of production. Costs for research and development amounted to SEK 1,322 m (1,627m) and are included in Cost of goods sold.

Note 5. Other Operating Income (SEKm)

	2003	2002	2001
Gain on sale of
Tangible fixed assets	99	62	119
Operations and shares	31	73	31

Total	130	135	150

Note 6. Other Operating Expenses (SEKm)

	2003	2002	2001
Loss on sale of
Tangible fixed assets	-24	-43	-8
Operations and shares	-13	-23	-28
Shares of income in associated companies	-32	24	12
Amortization of goodwill	-182	-230	-257

Total	-251	-272	-281

Note 7. Items Affecting Comparability (SEKm)

	2003	2002	2001
Capital gains, Leisure appliances	—	1,800	3,120
Other capital gains	—	110	—
Capital loss, Compressors	-85	—	—
Provision loan guarantees	-293	—	—
Restructuring and impairment	-85	-2,344	-3,261

Total	-463	-434	-141

     Items affecting comparability in 2003 include a capital loss from the divestment of the compressor operation, a provision for previously issued loan guarantees for launderette operators in Germany as well as write-down of assets in the partly owned railcar operator Nordwaggon.

Note 8. Leasing (SEKm)

	Operating leases	Financial leases
2001	1,032	44
2002	996	47
2003	967	49
2004	844	47
2005-08	1,589	54
2009-	629	4

Total	3,062	105

     The book value of assets under financial leases consists of building and land in the amount of SEK 170m.

Note 9. Financial Income and Expenses (SEKm)

	2003	2002	2001
Financial income
Interest income and similar items	794	942	972
Dividends	—	5	1

Total financial income	794	947	973
Financial expenses
Interest expense and similar items	-949	-1,182	-2,059
Exchange-rate differences on other loans and borrowings, net	-14	49	20

Total financial expenses	-963	-1,133	-2,039

     Interest income includes income from the Group’s Customer Financing operations in the amount of SEK 123m (212m). Premiums on forward contracts intended as hedges for foreign net investments have been amortized as interest in the amount of SEK -43m (114m).

Note 10. Taxes (SEKm)

	2003	2002	2001
Current taxes	-1,945	-1,772	-1,160
Deferred taxes	-270	-676	-305
Group share of taxes in associated companies	-11	-11	-12

Total	-2,226	-2,459	-1,477

     Current taxes include additional costs of SEK 174m related to previous years. Deferred taxes include a positive effect of SEK 156m due to changes in tax rates.

Theoretical and actual tax rates, %	2003	2002	2001
Theoretical tax rate	35.6	37.2	38.0
Losses for which deductions have not been made	3.0	4.6	5.8
Non-taxable income statement items, net	4.1	-8.7	-10.0
Timing differences	-5.8	-3.2	5.8
Utilized tax-loss carry forwards	-2.8	-0.8	-12.2
Dividend tax	0.2	0.4	0.6
Other	-2.5	3.1	0.3

Actual tax rate	31.8	32.6	28.3

     The theoretical tax rate for the Group is calculated on the basis of the weighted total Group net sales per country, multiplied by the local statutory tax rates. In addition, the theoretical tax rate is adjusted for the effect of non-deductible amortization of goodwill.

Changes in deferred taxes (SEKm)

Net deferred tax assets and liabilities December 31, 2002	993
Deferred taxes in acquired/divested operations	43
Deferred taxes recognized in equity	6
Deferred taxes recognized in the income statement	-270
Exchange-rate differences	-130
Other	16

Net deferred tax asset and liabilities December 31, 2003	658

     As of December 31, 2003, the Group had tax loss carry-forwards and other deductible temporary differences of SEK 1,741m (3,535m), which have not been included in computation of deferred tax assets.

     Of those tax loss carry-forwards SEK 115m expire in 2004, SEK 165m between 2005 and 2007 and SEK 1,461m 2008 or later.

	Assets			Liabilities			Net
Deferred tax assets and liabilities	2003	2002	2001	2003	2002	2001	2003	2002	2001
Fixed assets1)	412	358	62	1,631	1,559	1,813	-1,219	-1,201	-1,751
Inventories	288	197	143	537	495	646	-249	-298	-503
Current receivables	168	126	80	130	19	26	38	107	54
Liquid funds	—	—	—	51	—	—	-51	—	—
Provisions for pensions and similar commitments		1,439	1,063	130	414	—	1,025	1,063	130
Other provisions	562	719	1,420	367	282	379	195	437	1,041
Financial and operating liabilities	708	739	781	68	—	—	640	739	781
Other items	—	9	182	107	352	17	-107	-343	165
Recognized unused tax losses	386	489	1,013	—	—	—	386	489	1,013

Tax assets and liabilities	3,963	3,700	3,811	3,305	2,707	2,881	658	993	930
Set-off of tax	-2,049	-709	-1,033	-2,049	-709	-1,033	—	—	—

Net deferred tax assets and liabilities	1,914	2,991	2,778	1,256	1,998	1,848	658	993	930

1)	Of which a net of SEK 39m refers to shares and participations.

Note 11. Minority Interests (SEKm)

	2003	2002	2001
Minority interests in
Income after financial items	-9	2	133
Taxes	7	7	-1

Net income	-2	9	132

Note 12. Net Income Per Share

	2003	2002	2001
Net income, SEKm	4,778	5,095	3,870
Number of shares1), basic and diluted	313,270,489	327,093,373	340,064,997
Net income per share, basic and diluted, SEK	15.25	15.60	11.35

1)	Weighted average number of shares outstanding during the year, after repurchase of own shares.

Note 13. Intangible Assets

	Goodwill	Product development	Software	Other	Total
	(SEKm)
Acquisition costs
Closing balance Dec. 31, 2001	7,645	—	—	810	8,455
Acquired during the year	638	—	—	80	718
Development	—	176	19	—	195
Fully amortized	-727	—	—	—	-727
Sold during the year	-159	—	—	—	-159
Exchange-rate differences	-918	—	—	-132	-1,050

Closing balance Dec. 31, 2002	6,479	176	19	758	7,432

Acquired during the year	-25	—	—	14	-11
Development	—	344	126	—	470
Reclassification1)	-108	—	—	186	78
Sold during the year	-32	—	—	-22	-54
Fully amortized	-647	—	—	-13	-660
Exchange-rate differences	-637	-5	-1	-22	-665

Closing balance Dec. 31, 2003	5,030	515	144	901	6,590

Accumulated amortization according to plan
Closing balance Dec. 31, 2001	3,037	—	—	259	3,296
Amortization for the year	230	5	2	31	268
Sold and acquired during the year	-35	—	—	4	-31
Fully amortized	-727	—	—	—	-727
Impairment	195	—	—	1	196
Exchange-rate differences	-389	—	—	-109	-498

Closing balance Dec. 31, 2002	2,311	5	2	186	2,504

Amortization for the year	182	38	5	57	282
Sold and acquired during the year	-32	—	—	-1	-33
Fully amortized	-647	—	—	-13	-660
Impairment	—	—	—	—	—
Exchange-rate differences	-284	—	—	-1	-285

Closing balance Dec. 31, 2003	1,530	43	7	228	1,808

Net book value Dec. 31, 2002	4,168	171	17	572	4,928

Net book value Dec. 31, 2003	3,500	472	137	673	4,782

1)	Final purchase price allocation of Diamant Boart International

     As described in Note 1, goodwill from four major acquisitions is amortized over 40 years. The goodwill amortization for these amounted to SEK 105m in 2003.

     In 2002, goodwill in low-performing operations within Consumer Durables, Rest of the world, and within the compressor operations was impaired. Discount rates of 13-35% were used when calculating value in use.

Note 14. Tangible Fixed Assets

	Land and		Machinery and		Construction
	land		technical	Other	in progress and
	improvements	Buildings	installations	equipment	advances	Total
Acquisition costs	(SEKm)
Closing balance Dec. 31, 2001	1,738	11,130	40,037	3,532	3,370	59,807
Acquired during the year	5	113	1,227	263	1,727	3,335
Corporate acquisitions	53	478	232	161	5	929
Corporate divestments	2	-336	-3,017	-482	-60	-3,893
Transfer of work in progress and advances	5	223	3,147	-49	-3,326	—
Sales, scrapping, etc	-142	-492	-1,834	-389	-21	-2,878
Exchange-rate differences	-129	-1,068	-3,844	-184	-617	-5,842

Closing balance Dec. 31, 2002	1,532	10,048	35,948	2,852	1,078	51,458

Acquired during the year	8	225	832	258	2,140	3,463
Corporate acquisitions	—	—	—	—	—	—
Corporate divestments	-68	-749	-4,058	-290	-38	-5,203
Transfer of work in progress and advances	15	218	1,555	-1	-1,787	—
Sales, scrapping, etc	-62	-355	-2,301	-297	—	-3,015
Exchange-rate differences	-56	-750	-2,780	-129	-188	-3,903

Closing balance Dec. 31, 2003	1,369	8,637	29,196	2,393	1,205	42,800

Accumulated depreciation according to plan
Closing balance Dec. 31, 2001	167	5,266	29,530	2,318	—	37,281
Depreciation for the year	17	374	2,894	301	—	3,586
Corporate acquisitions	0	220	143	119	—	482
Corporate divestments	10	-147	-2,429	-359	—	-2,925
Sales, scrapping, etc	-21	-308	-1,725	-389	—	-2,444
Impairment	47	276	672	36	—	1,032
Exchange-rate differences	-15	-510	-3,108	-109	—	-3,742

Closing balance Dec. 31, 2002	205	5,171	25,977	1,917	—	33,270

Depreciation for the year	11	387	2,423	249	—	3,070
Corporate divestments	-36	-454	-3,252	-124	—	-3,866
Sales, scrapping, etc	-12	-226	-2,240	-252	—	-2,730
Impairment			12	1	—	13
Exchange-rate differences	-15	-413	-2,086	-81	—	-2,595

Closing balance Dec. 31, 2003	153	4,465	20,834	1,710		27,162

Net book value Dec. 31, 2002	1,327	4,877	9,971	935	1,078	18,188

Net book value Dec. 31, 2003	1,216	4,172	8,362	683	1,205	15,638

     In 2002, tangible fixed assets in low-performing operations within Consumer Durables, Europe and Rest of the world and within the compressor operations were impaired. Discount rates of 11-22% were used when calculating value in use. The book values for land were SEK 1,160m (1,238m). The tax assessment value for Swedish Group companies was for buildings SEK 328m (332m), and land SEK 74 m (66m).

     The corresponding book values for buildings were SEK 186m (181m), and land SEK 21m (22m). Accumulated write-ups on buildings and land were at year-end SEK 134m (147m).

Note 15. Financial Fixed Assets

	2003	2002
	(SEKm)
Participations in associated companies	185	167
Participations in other companies	55	80
Shares in subsidiaries	—	—
Long-term receivables in subsidiaries.	—	—
Long-term holdings in securities	149	262
Other receivables	887	1,082

Total	1,276	1,591

     A specification of shares and participations is provided in Note 28.

Note 16. Inventories

	2003	2002
	(SEKm)
Raw materials	3,111	4,017
Products in progress	598	778
Finished products	11,313	11,153
Advances to suppliers	37	71
Advances from customers	-114	-405

Total	14,945	15,614

Note 17. Accounts Receivable

     At year-end 2003, accounts receivable, net of provisions for doubtful accounts, amounted to SEK 21,172m (22,484m), representing the maximum possible exposure to customer defaults. The book value of accounts receivable is considered to represent fair value. The total provision for bad debts at year-end was SEK 1,012m (1,459m). Electrolux has a significant concentration on a number of major customers primarily in the US and Europe. Accounts receivable attributable to customers amounting to SEK 300m or more represent 31% of the total accounts receivable.

Note 18. Financial Instruments

     Financial instrument is defined in accordance with the Swedish Financial Accounting Standard Council’s standard RR27, which is based on IAS 32. Additional and complementary information is presented in the following Notes to the annual report: Note 1 “Accounting and valuation principles” discloses the accounting and valuation policies adopted and Note 2 “Financial risk management” describes the Group’s risk policies in general and regarding the principal financial instruments of Electrolux in more detail. Note 17 describes the accounts receivables and related credit risks. The information in this note highlights and describes the principal interest-bearing financial instruments of the Group regarding specific major terms and conditions when applicable, and the exposure to interest rate risk and the fair values at year-end.

Liquid funds

     Liquid funds consist of short-term investments (less than one year) and cash equivalents. The table below presents the key data of liquid funds. The book value of liquid funds is approximately equal to fair value.

Liquidity profile	2003	2002
	(SEKm)
Investments with maturities over three months	3,783	7,602
Investments with maturities up to three months	8,207	6,698
Fair value derivative assets included in short-term investments	612	—

Liquid funds	12,602	14,300
% of annualized net sales	11.3	11.8
Net liquidity 1)	8,593	12,682
Fixed-interest term, days	64	48
Effective yield, % (average per annum)	4.4	4.4

1)	The net liquidity calculation in 2003 includes long-term borrowings with maturities within 12 months.

     For 2003, liquid funds amounted to 11.3% (11.8%) of annualized net sales, thereby exceeding the Group’s minimum criterion, primarily due to positive operating cash flow and divestments of operations in recent years.

Interest-bearing liabilities

     At year-end 2003, the Group’s total interest-bearing liabilities, including interest-bearing pension liabilities, amounted to SEK 12,501m (15,698m), of which SEK 8,173m (13,759m) referred to long-term loans. As of December 31, 2003, long-term loans with maturities within 12 months, SEK 2,414m, are reported as short-term loans in the Group’s balance sheet. A significant portion of the total of outstanding long-term borrowings has been made under Electrolux global medium term note program. This program allows for borrowings of up to EUR 2,000m. As of December 31, 2003, Electrolux utilized approximately EUR 630m (680m) of the capacity of the program.

     The majority of total long-term borrowings, SEK 7,331m, are taken up in Sweden at the parent company level. Given the strong liquidity, Electrolux does not currently maintain any committed credit facilities for short-term borrowings, other than as back-up facility for the European commercial paper program, which amounts to EUR 150m. Electrolux expects to meet any future requirements for short-term borrowings through bilateral bank facilities and capital market programs such as commercial paper programs.

     At year-end 2003, the average interest-fixing period for long-term borrowings was 1.1 years (0.9). The calculation of the average interest-fixing period includes the effect of interest-rate derivatives used to manage the interest-rate risk of the debt portfolio. The interest-rate at year-end for the total borrowings was 4.9% (4.2%).

     The fair value of the interest-bearing loans including swap transactions used to manage the interest fixing was approximately SEK 12,650m. The loans and the interest-rate swaps are valued marked-to-market in order to calculate the fair value.

     The following table sets out the carrying amount of the Group’s interest-bearing liabilities that are exposed to fixed and floating interest-rate risk.

Interest-bearing liabilities

				Nominal	Total book value 31
				value (in	Dec.
Issue/maturity dates	Description of loan	Interest rate	Currency	Currency)	2003	2002
Bond Loans
Fixed rate1)
2000-2005	Global MTN Program	6,1250	EUR	300	2712	2735
2000-2008	Global MTN Program	6,0000	EUR	268	2416	2437
1996-2004	Bond Loan FRF 1,000m2)	6,5000	FRF	690	—	959
2000-2008	Global MTN Program	6,0000	EUR	32	290	293
1998-2008	Global MTN Program	6,5000	NOK	400	—	503
2001-2005	SEK MTN Program	5,3000	SEK	200	200	200
2001-2004	SEK MTN Program2)	3,3820	SEK	170	—	170
2001-2008	SEK MTN Program	4,2303	SEK	85	85	85
1996-2003	SEK MTN Program	8,7000	SEK	—	—	100
Floating Rate
1998-2005	Global MTN Program	Floating	USD	25	181	220
	Industrial Development Revenue
1997-2027	Bonds	Floating	USD	10	73	88

Total bond loans		—	—	—	5,957	7,790
Other long-term loans
	Fixed Rate Loans	—	—	—	1,901	1,642
	Floating Rate Loans2)	—	—	—	315	4,327

Total other long-term loans		—	—	—	2,216	5,969

Total long-term loans		—	—	—	8,173	13,759
Short-term loans
Short-term part of Long-term Loans
2001-2004	SEK MTN Program2)	3,3820	SEK	170	170	—
1996-2004	Bond Loan FRF 1,000m2)	6,5000	FRF	690	952	—
	Other long-term loans2)	—	—	—	1,292	—
Other short-term loans
	Bank borrowings & commercial
	papers.	—	—	—	1,316	1,618
	Fair value of derivative
	liabilities	—	—	—	279	—

Total short-term loans		—	—	—	4,009	1,618

Interest-bearing pensions					319	321

Total interest-bearing liabilities		—	—	—	12,501	15,698

1)	The interest-rate fixing profile of the loans above has been adjusted from fixed to floating with interest-rate swaps.

2)	Long-term loans in the table above with maturities within 12 months are classified as short-term loans in the Group’s balance sheet as of December 31, 2003.

     The average maturity of the Group’s long-term borrowings (including long-term loans with maturities within 12 months) was 2.7 years (3.3) at the end 2003. As a result of the Group’s positive cash flow, no additional long-term funding was undertaken in 2003, apart from SEK 100m to fund the operations in Brazil. A net total of SEK 1,490m in loans matured or were amortized. Short-term loans pertain primarily to countries with capital restrictions. The table below presents the repayment schedule of long-term borrowings.

Repayment schedule of long-term borrowings, as at 31 December, (SEKm)

	2004	2005	2006	2007	2008	2009	2010-	Total
Debenture and bond loans	—	3,093	—	—	2,791	—	73	5,957
Bank and other loans	—	964	416	29	21	—	786	2,216
Short-term part of long-term loans	2,414	—	—	—	—	—	—	2,414

Total	2,414	4,057	416	29	2,812	—	859	10,587

Other interest-bearing investments

     Interest-bearing receivables from customer financing amounting to SEK 874m (971m) are included in the item Other receivables in the Group’s balance sheet. The Group’s customer financing activities are performed in order to provide sales support and are directed mainly to independent retailers in the US and in Scandinavia. The majority of the financing is shorter than 12 months. There is no major concentration of credit risk related to customer financing. Collaterals and the right to repossess the inventory also reduce the credit risk in the financing operations. The income from customer financing is subject to interest-rate risk. This risk is immaterial to the Group.

Commercial Flows

     The table below shows the forecasted transaction flows (imports and exports) for the 12-month period of 2004 and hedges at year-end 2003. The hedged amounts during 2004 are dependent on the hedging policy for each flow considering the existing risk exposure. Gross hedging of flows up to 18 months, not shown in the table, amounts to SEK 434m and this hedging refers mainly to USD/SEK and EUR/SEK.

	GBP	CAD	NOK	CZK	AUD	CHF	HUF	EUR	USD	SEK	Other	Total

Inflow of currency (long position)	3,450	2,560	1,150	730	920	790	450	5,620	2,190	1,520	3,810	23,190
Outflow of currency (short position)	-340	-390	—	—	-190	-100	-1,590	-8,520	-5,430	-5,370	-1,260	-23,190
Gross transaction Flow	3,110	2,170	1,150	730	730	690	-1,140	-2,900	-3,240	-3,850	2,550	—
Hedge	-1,020	-760	-120	-130	-290	-170	640	-900	1,200	2,020	-470	—

Net transaction flow	2,090	1,410	1,030	600	440	520	-500	-3,800	-2,040	-1,830	2,080	—

     The effect of hedging on operating income during 2003 amounted to SEK 69m (112m). At year-end, unrealized exchange-rate gains on forward contracts amounted to SEK 47m (150m), where SEK 35m will mature in 2004 and SEK 12m will mature in 2005

Derivative financial instruments

     The tables below present the fair value and nominal amounts of the Group’s derivative financial instruments for managing of financial risks and proprietary trading. The fair value of financial instruments used for proprietary trading at the end of 2003 was SEK 6m (5m).

Fair value		2003			2002
	Positive	Negative		Positive	Negative
	MV	MV	Net MV	MV	MV	Net MV
Interest-rate swaps	364	-145	219	424	-220	204
Cross currency interest-rate swaps	15	-16	-1	68	-58	10
Forward-rate agreements & futures.	10	-10	0	3	-4	-1
Foreign exchange derivatives (Forwards & Options)	759	-319	440	889	-194	695
Commodity derivatives	9	-4	5	8	-10	-2

Total	1,157	-494	663	1,392	-486	906

     Valuation of derivative financial instruments at market value (MV), presented in the table above, is done at the most accurate market prices available. This means that instruments, which are quoted on the market, such as for instance the major bond and interest-rate future markets, are all marked-to-market with the current price. The foreign-exchange spot rate is then used to convert the market value into Swedish kronor, before it is discounted back to the valuation date. For instruments where no reliable price is available on the market, cash flows are discounted using the deposit/swap curve of the cash flow currency. In the event that no proper cash flow schedule is available, for instance as in the case with forward rate agreements, the underlying schedule is used for valuation purposes. To the extent option instruments are used, the valuation is based on the Black-Scholes formula.

Nominal Amounts

	2003	2002
Interest-rate swaps
Maturity shorter than 1 year	8,219	934
Maturity 2-5 years	9,188	7,837
Maturity 6-10 years	—	2,472

Total interest-swaps	17,407	11,243

Cross currency interest-rate swaps	245	1,150
Forward rate agreements	35,625	23,974
Foreign Exchange derivatives (Forwards & Options)	12,603	21,958
Commodity derivatives	21	165

Total	65,901	58,489

Note 19. Assets Pledged for Liabilities to Credit Institutions

	2003	2002
	(SEKm)
Real-estate mortgages	418	1,090
Corporate mortgages	—	9
Receivables	—	124
Inventories	—	238
Other	5	447

Total	423	1,908

     The sharp reduction of pledged assets in 2003 is mainly due to that the company in India has ceased pledging assets, the divestment of the compressor unit in China and renegotiations of bank loans in Germany.

Note 20. Equity

     Unrestricted consolidated earnings amount to SEK 14,130m. No allocation to restricted reserves is required. The accumulated translation differences charged to equity since January 1, 1998, amount to SEK -1,583m (-324m). Translation differences in 2003 amount to SEK -1,259m and have been reduced by SEK 376m, net of taxes, through equity hedging. The equity method reserve amounted to SEK 62m(-124m).

     Retained earnings is the sum of the free reserves of the Parent Company and that portion of each subsidiary’s equity that could be paid as dividend without requiring the Parent Company to write down the book value of the subsidiary. The remaining portion of equity is recognized as restricted reserves.

Note 21. Share Capital and Number of Shares

Value at par (SEKm)
On December 31, 2003, the share capital comprised
10,000,000 A-shares, par value SEK 5	50
314,100,000 B-shares, par value SEK 5	1,571

Total	1,621

     A-shares carry one vote and B-shares one-tenth of a vote.

	Owned by	Owned by
Number of shares	the company	shareholders	Total
Shares at Dec 31, 2002
A-shares	—	10,000,000	10,000,000
B-shares	20,394,052	308,318,528	328,712,580
Repurchased shares
A-shares	—	—	—
B-shares	11,331,828	-11,331,828	—
Cancelled shares
A-shares	—	—	—
B-shares	-14,612,580		-14,612,580
Sold shares	—	—	—
A-shares	—	—	—
B-shares	-113.300	113,300	—
Shares at Dec 31, 2003
A-shares	—	10,000,000	10,000,000
B-shares	17,000,000	297,100,000	314,100,000

     As of December 31, 2003, Electrolux had repurchased 17,000,000 B-shares, with a total par value of SEK 85m.

     The average number of shares during the year has been 313,270,489 (327,093,373).

Note 22. Provisions for Pensions and Similar Commitments (SEKm)

	2003	2002	2001
Interest-bearing pensions	319	321	269
Other pensions	2,757	2,801	744
Other commitments	2,602	2,896	3,082

Total	5,678	6,018	4,095

     Pension liabilities

     The Group sponsors pension plans in many of the countries in which it has significant activities. Pension plans can be defined contribution or defined benefit plans or a combination of both, and follow, in general, the local practices.

     The Group’s major defined benefit plans cover employees in the US, UK, Switzerland, Germany and Sweden. The German plan is unfunded and the plans in the US, UK, Switzerland and Sweden are funded.

     The methods for calculating and accounting for pension costs and pension liabilities differ from country to country. The companies report according to local rules, and the reported figures are included in the consolidated accounts of the Group.

     In case of underfunding, US rules require the companies to record an additional minimum liability. Following these rules, the Group recorded in 2002 an additional pre-tax pension liability of USD 245m, equivalent to SEK 2,154m, at year-end exchange rate and which, after deduction of deferred taxes, resulted in a charge to equity of SEK 1,335m. In 2003, the additional minimum liability has increased to a pre-tax pension liability of USD 272m, equivalent to SEK 1,976m at year-end exchange rate. After deduction of deferred taxes and adjustment for changes in exchange rates, the increase has resulted in a charge to equity of SEK 123m. The adjustment will be reversed when the underfunding situation ends.

     All pension assets are managed by external investment companies and the portfolios comprise both shares and interest-bearing securities.

Other commitments

     In addition to providing pension benefits, the Group provides other post retirement benefits, primarily health care benefits, for some of its employees in certain countries (US).

     In some countries and following local regulations, the companies make provisions for obligatory severance payments. These provisions cover the Group’s commitment to pay employees a lump sum upon reaching retirement age, or upon the employees’ dismissal or resignation.

Swedish pension foundations

     The pension liabilities of the Group’s Swedish defined benefit pension plans were funded through two pension foundations established in 1998. The two foundations were merged on October 1, 2003. The market value of the assets of the foundation amounted to SEK 1,253m, while the pension commitments amounted to SEK 1.271m as per December 31, 2003. In the Swedish companies a total of SEK 105m is recorded as liabilities to the pension foundation.

Note 23. Other Provisions (SEKm)

	Provisions for
	restructuring		Warranty	Pension
	Acquisitions	Other	commitments	litigation	Other	Total
Closing balance Dec. 31, 2001	—	1,771	1,223	1,084	2,415	6,493
Provisions made	166	886	723	—	810	2,585
Provisions used	-13	-751	-390	-880	-656	-2,690
Unused amounts reversed	—	—	-45	-75	-70	-190
Exchange-rate differences	1	-113	-93	-129	-282	-616

Closing balance Dec. 31, 2002	154	1,793	1,418	—	2,217	5,582
Provisions made	—	—	1,271	—	1,094	5,152
Provisions used	-136	-1,280	-957	—	-684	-5,844
Unused amounts reversed	—	—	-83	—	-45	-128
Exchange-rate differences	-1	-62	-87	—	-185	-335

Closing balance Dec. 31, 2003	17	451	1,562	—	2,397	4,427

     Provisions for restructuring represent the expected costs to be incurred in the coming years as a consequence of the Group’s decision to close some factories, rationalize production and reduce personnel, both for newly acquired and previously owned companies. The amounts are based on management’s best estimates and are adjusted when changes to these estimates are known. The majority of restructuring plans are expected to be completed during 2004 and the amounts have not been discounted. Provisions for warranty commitments are recognized as a consequence of the Group’s policy to cover the cost of repair of defective products. Warranty is normally granted for 1 to 2 years after the sale. Other provisions include mainly provisions for tax, environmental or other claims none of which is material to the Group.

Note 24. Accrued Expenses and Prepaid Income

	2003	2002
	(SEKm)
Accrued holiday pay	1,139	1,214
Other accrued payroll costs	1,267	1,217
Accrued interest expenses	202	199
Prepaid income	637	1,040
Other accrued expenses	4,779	4,589

Total	8,024	8,259

     Other accrued expenses include accruals for fees, advertising and sales promotion, bonuses, extended warranty, rebates and other items.

Note 25. Contingent Liabilities

	2003	2002
	(SEKm)
Discounted bills	—	10
Accounts receivable, with recourse	370	182
Guarantees and other commitments On behalf of subsidiaries	—	—
Other	728	666
Capital value of pension commitments in excess of reported liabilities	81	91

Total	1,179	949

     In addition to the above contingent liabilities, guarantees for fulfillment of contractual undertakings are given as part of the Group’s normal course of business. There was no indication at year-end that payment will be required in connection with any contractual guarantees. Electrolux has, jointly with the state-owned company AB Swedecarrier, issued letters of support for loans and leasing agreements totaling SEK 1,492m in the associated company Nordwaggon AB.

Note 26. Acquired and Divested Operations

	2002	2003	2001
		(SEKm)
Fixed assets	-1,600	-753	735
Inventories	-482	-46	-43
Receivables	-1,146	-670	-576
Other current assets	-98	-245	-2,450
Liquid funds	-389	127	-68
Loans	870	-43	2,943
Other liabilities and provisions	1,531	837	417
Purchase price	1,246	2,101	2,288
Liquid funds in acquired/divested operations	-389	128	-68

Effect on Group liquid funds	857	2,229	2,220

     The assets and liabilities in 2003 refer to the divestments of Compressors and Vestfrost.

     The acquired and divested assets and liabilities in 2002 refer mainly to the acquisition of Diamant Boart International and the divestments of the remaining part of the Leisure appliance product line, the European motor operation and Zanussi Metallurgica.

     In the consolidated cash flow statement of 2001, an amount of SEK 2,641m, referring to short-term loans in the sold Veneta Factoring, was included in cash flow from investments under the heading Divestment of operations.

Note 27. Employees, Salaries, Remunerations and Employer Contributions

Average number of employees, by geographical area	2003	2002	2001

Europe	39,514	42,601	46,899
North America	21,169	20,117	21,294
Rest of the world	16,457	19,253	18,946

Total	77,140	81,971	87,139

     In 2003, the average number of employees was 77,140 (81,971), of whom 51,240 (54,755) were men and 25,900 (27,216) were women. A detailed specification of average number of employees by country has been submitted to the Swedish Patent and Registration Office and is available on request from AB Electrolux, Investor Relations and Financial Information. See also Electrolux website www.electrolux.com/ir

Salaries, other		2003			2002			2001
remuneration and employer	Salaries and	Employer		Salaries and	Employer		Salaries and	Employer
contributions	remuneration	contributions		remunera-tion	contributions		remunera-tion	contributions
Group total	17,154	5,605		19,408	6,323		20,330	6,483
(of which pension costs)		(683)	1)		(619)	1)		(503)	1)

1)	Of which SEK 1m (19m) and (22m) respectively refers to pension costs for the President and his predecessors.

Salaries and remuneration	2003		2002		2001
for board members senior	Boards		Boards		Boards
managers and other employees,	and senior	Other	and senior	Other	and senior	Other
by geographical area	managers	employees	managers	employees	managers	employees
Sweden	75	1,939	56	1,848	30	1,924
EU, excluding Sweden	119	7,445	142	8,456	135	8,786
Rest of Europe	45	931	51	973	44	999
North America	48	5,196	39	6,047	55	6,451
Latin America	19	271	18	328	24	449
Asia	24	232	31	371	32	426
Africa	—	30	—	23	2	33
Oceania	11	769	8	1,017	5	917

Group total	341	16,813	345	19,063	327	19,985

     Board members and senior managers in the Group were 395 men and 58 women, of whom 15 men and 6 women in the Parent Company.

	Second half of 2003
Employee absence due to illness	Employees in the	All employees in
	Parent Company	Sweden
Total absence due to illness,	8.0%	6.6%
as a percentage of the total number of normal working hours of which 60 days or more	57.9%	54.5%
Absence due to illness, by category1)
women	10.9%	9.8%
men	6.5%	5.4%
29 years or younger	5.5%	4.6%
30 — 49 years	8.7%	7.2%
50 years or older	9.1%	7.7%

1)	% of total normal working hours within each category respectively.

     According to the new regulations in the Swedish Annual Accounts Act, effective as of July 1, 2003, absence due to illness for employees in the Parent Company and the Group’s employees in Sweden is reported in the table. The Parent Company comprises the Group’s head office, as well as a number of units and plants, and employs approximately half of the Group’s employees in Sweden.

Remuneration to the Board of Directors, the President, other members of Group Management and auditors

Remuneration Committee

     Remuneration for Group Management is proposed by the Remuneration Committee to the Board of Directors. The committee comprises of Rune Andersson, Chairman of the Board, Jacob Wallenberg, Deputy Chairman of the Board, and Hans Stråberg, President and CEO of Electrolux. The President is excluded from participation in the meetings and decision-making, with respect to total compensation for the President.

     The Remuneration Committee is obliged to make proposals to the Board of Directors on compensation matters for the President and other members of Group Management including targets for variable compensation, the relationship between fixed and variable salary, changes in fixed or variable salary, the criteria to be applied in the assessment of variable salary, long-term incentives, and pension terms.

A minimum of two meetings is convened each year, with additional meetings scheduled as needed. Six meetings were held during the year.

Compensation to the Board of Directors

     In accordance with the decision by the Annual General Meeting, fees were paid to the Board of Directors amounting to SEK 3,750,000. SEK 1,000,000 was paid to the Chairman, SEK 350,000 was paid to the Deputy Chairman and to each of the other members who are not employed by the Group.

     The Board decided that SEK 300,000 would be allocated for committee work. This amount has been distributed between the members of the Audit Committee with regard to their additional commitment and responsibility. SEK 150,000 was paid to Peggy Bruzelius, Chairperson, and SEK 75,000 each to Louis R. Hughes and Thomas Halvorsen.

Fees to auditors

     PricewaterhouseCoopers (PwC) are appointed auditors for the period until the 2006 Annual General Meeting. Fees in 2003, to PwC, which as of 2002 performs virtually all external auditing within the Group, amounted to SEK 45m (38m) for audits, and SEK 13m (10m) referring primarily to tax services for the Group. Fees to other audit firms amounted to SEK 3m (4m).

General principles of compensation at Electrolux

     Electrolux strives to offer fair and competitive total compensation with an emphasis on “pay for performance” and consequently, variable salary represents a significant proportion of total compensation for higher-level management positions. When objectives are achieved, total compensation is favourable and when objectives are not, the total compensation is lower. The financial driver for variable salary is value creation.

     Through 2002, Electrolux employed diverse programs for variable salary. In 2003, the Group introduced a new and more uniform system for management and other positions. The system is based on grading of positions through the Mercer International Position Evaluation System (IPE). A target and a stretch level of variable compensation are linked to the IPE grade. According to the IPE grading, higher-level positions have a higher percentage of variable salary than lower positions. Total cash compensation, i.e., annual base salary plus variable salary, is evaluated when setting rates of pay.

     To apply the variable salary system within the entire Group it has been divided into three different structures; Group Staffs, North America and all other.

     In the beginning of 2004, nearly all of the previously existing variable salary programs had been replaced by the new system. Individual transition plans are being completed and the new system implementation will be finished in the beginning of 2006.

Compensation to the President and Group Management

     The total compensation to the President and the other members of Group Management is comprised of fixed salary, variable salary, benefits, and long-term incentives. The general principles of compensation at Electrolux are closely observed with strong regard for the position held, competitive compensation in the country where located as well as individual performance. Variable salary for the President and members of Group Management is based on the principles applied within the Group, which reward improvement in value created. Variable salary for the President is based on value created for the Group and sector heads on the value created for their sectors. Group staff heads receive variable salary based on value created for the Group and performance objectives within their functions. The maximum variable salary as a percent of annual fixed salary is 110% for the President and no more than 100% of base salary for members of Group Management except one, which is limited to 150%. The Group’s long-term incentive program in 2003 is a stock option program.

The following table shows the compensation to the President and other members of Group Management.

Summary of compensation to Group Management

		Variable		Total	Value		Number
		salary		remuneration	of		of options
		paid		not	options		Granted
	Fixed	in 2003	Pension	including	granted	Beginning	during		End of
	salary1)	for 2002	costs2)	options	in 20033)	of 20034)	the year	Exercised	2003
President and CEO	7,151,806	6,058,630	3,894,200	17,104,636	1,620,000	152,300	60,000	—	212,300
Other members of Group Management	37,248,309	27,540,616	21,782,700	86,571,625	8,100,000	874,400	300,000	-10,000	1,164,400
Total	44,400,115	33,599,246	25,676,900	103,676,261	9,720,000	1,026,700	360,000	-10,000	1,376,700

1)	The amount includes vacation salary, paid vacation days and travel allowance.

2)	In addition to this amount, approximately SEK 604,500 has been recorded as a contingent liability related to death and disability coverage for the President and CEO, and approximately SEK 772,900 in total for the other members of Group Management.

3)	The value is calculated with the Black-Scholes Options Valuation model at the date of grant with a volatility factor of 30% and dividend growth rate in line with the historical development; resulting in SEK 27 per option. No reduction in value has been made for the absence of transferability and other restrictions inherent in employee stock option programs. The President and CEO received 60,000 options and members of Group Management 30,000 options each.

4)	Refers to holdings in the beginning of the year by the members of Group Management as of December 31, 2003.

Pensions for the President and members of Group Management

     The President and other Swedish members of Group Management are covered by the ITP plan. With one exception, all members of Group Management are members of the alternative ITP defined contribution pension plan. The contribution to the alternative ITP is an amount between 20 and 35% of pensionable salary between 7.5 and 30 base amounts, which increases to higher level, as participants grow older.

     The President and other Swedish Group Management are also covered by two supplemental defined contribution retirement plans. One plan has a contribution of 15% of the pensionable salary for the President, and 10% of the pensionable salaries of other Swedish Group Management members. The second plan is an extension of the alternative ITP, a flat contribution of 20% on pensionable salary above 30 base amounts. With one exception, the retirement age is 60 for the President and other Swedish members of Group Management.

     The pensionable salary is calculated as the current fixed salary plus the average variable salary for the last three years. The retirement benefit is payable for life or a shorter period of not less than 5 years. The participant determines the payment period at the time of retirement.

     In addition to the retirement contribution, Electrolux provides disability benefits at a level of 70% of pensionable salary including credit for other disability benefits, plus survivor benefits equal to a sum of 150 Swedish base amounts payable over a minimum five-year period.

     One member of Group Management has chosen to retain a defined benefit pension plan on top of the ITP plan. The retirement age is 65 and the benefits are payable for life. These benefits amount to the equivalent of 32.5% of the portion of salary corresponding to 20—30 base amounts as defined by the Swedish National Insurance Act, 50% of the portion corresponding to 30—100 base amounts, and 32.5% of the portion exceeding 100 base amounts.

     The capital value of pension commitments for the current President, prior Presidents and survivors is SEK 130 m (137m).

     There is no agreement for special severance pay for members of Group Management.

     For members of Group Management employed outside of Sweden, varying pension terms and conditions apply, depending upon the country of employment. The earliest retirement age for a full pension is 60.

Option Programs

1998—2000 option programs

     In 1998, an annual program for employee stock options was introduced for approximately 100 senior managers. Options were allotted on the basis of value created according to the Group’s model for value creation. If no value was created, no options were issued. The options can be used to purchase Electrolux B-shares at a strike price, which is 15% higher than the average closing price of the Electrolux B-shares on the Stockholm Exchange during a limited period prior to allotment. The options were granted free of consideration to participants.

2001, 2002 and 2003 option programs

     In 2001, a new program for employee stock options was introduced for less than 200 senior managers. The options can be used to purchase Electrolux B-shares at a strike price, which is 10% above the average closing price of the Electrolux B-shares on the Stockholm Exchange during a limited period prior to allotment. The options were granted free of consideration to participants. The 2002 and 2003 option program are based on the same parameters as the 2001 program.

Summary of option programs 1998—2003

		Total number of outstanding options
				Number of
		Beginning of		options in	Strike price,	Expiration	Vesting
Program	Grant date	2003	End of 2003	each lot1)	SEK	date	years
1998	Feb. 25, 1999	556,500	455,000	10,600	170	Feb. 25, 2004	1
1999	Feb. 25, 2000	1,068,800	1,002,000	16,700	216	Feb. 25, 2005	1
2000	Feb. 26, 2001	524,300	472,300	6,500	170	Feb. 26, 2006	1
2001	May 10, 2001	2,475,000	2,365,000	15,000	177	May 10, 2008	32)
2002	May 6, 2002	2,865,000	2,805,000	15,000	191	May 6, 2009	32)
2003	May 8, 2003	—	2,745,000	15,000	164	May 8, 2010	32)

1)	The President and CEO was granted 4 lots, Group Management members 2 lots and all other senior managers 1 lot.

2)	For the 2001, 2002 and 2003 options, one third vests after 12 months, one third after 24 months and the final one third after 36 months.

Change in number of options per program

			Number of				Number of
	Jan. 1,		options 20021)		Dec. 31,		options 2003		Dec. 31,
Program	2002	Granted	Exercised	Cancelled2)	2002	Granted	Exercised	Cancelled2)	2003
1998	694,300	—	—	137,800	556,500	—	80,300	21,200	455,000
1999	1,285,900		—	217,100	1,068,800	—	—	66,800	1,002,000
2000	595,800	—	—	71,500	524,300	—	13,000	39,000	472,300
2001	2,490,000	—	—	15,000	2,475,000	—	20,000	90,000	2,365,000
2002	—	2,865,000	—	—	2,865,000	—	—	60,000	2,805,000
2003	—	—	—	—	—	2,745,000	—	—	2,745,000

1)	No options were exercised during 2002.

2)	Options are cancelled if not exercised, which may be due to expiration at the end of the term of the options or before their term of expiration normally because of termination of employment. Cancellation is governed by the provisions of the option program.

Synthetic options 2000

     The Board granted Wolfgang König, Head of White Goods Europe, 118,400 synthetic employee stock options with the right to receive a cash amount for each option when exercised, calculated as the difference between the current share price and the strike price of SEK 147. The options may be exercised until July 1, 2006. The options have been allotted without consideration and as compensation for lost options with his former employer immediately before joining the Electrolux Group. This program is hedged with an equity swap. The annual cost is SEK 0.7m.

Hedging arrangements for the stock option programs

     The company uses repurchased Electrolux B-shares in order to meet the company’s obligations under the stock option programs. The shares will be sold to option holders who wish to exercise their right under the option agreement(s). Electrolux will also sell additional shares on the market in connection with the exercise of options in order to cover the cost of employer contributions. Between 2000 and 2003, the Annual General Meeting approved the sale of 12,839,100 shares for this purpose.

     Assuming that all outstanding stock options allotted up to and including 2003 are exercised, a sale of previously repurchased shares will result in a dilution of 3.5%. This includes the sale of shares to cover employer contributions in connection with exercise.

Accounting principles and cost of options

     The Group accounts for employer contributions expected to be paid when the options are exercised. The provision for outstanding options is periodically revalued. The total provision as per December 31, 2003, for all option programs was SEK 120m.

     The option programs are settled through repurchased shares. Such repurchase increases the financial expenses of the Group with approximately SEK 76m annually. When exercised, the Group sells repurchased shares, which increases the Group’s equity without an effect on the profit and loss statement.

     The Black-Scholes value of the 2003 option program at grant date was SEK 74m. The estimated financing costs for the hedging through repurchased shares was SEK 22m calculated on an annual basis.

Long-term incentive program 2004

     The Annual General Meeting in 2004 decided on a new annual long-term incentive program for 2004. The program is based on goals approved by the Board for the value creation within the Group over a three-year period. It supports the Electrolux principles of “pay-for-performance” and is an integral part of the total compensation plan for Electrolux management.

     Depending on the outcome of value creation, the program would distribute a variable number of Electrolux B-shares, up to 1,500,000, to fewer than 200 senior managers in more than 20 countries. The defined levels for value creation include a minimum level which must be exceeded in order to enable distribution of shares, as well as a maximum level. The shares will be distributed at the end of the three-year performance period, and managers will be required to hold the shares for a period of two years.

     Senior managers have been grouped on five levels, i.e., the President and CEO, Group Management and three levels for other managers. The Board will approve the value of the program for each of these five levels. The approved value determines the number of shares to be distributed, on the basis of the average trading price for the Electrolux B-share, adjusted for the estimated net present value of dividends for the three-year period.

     The Company’s obligations under the program, including employer contribution, shall be secured by repurchased shares.

     The total cost of the program over a three-year period is estimated at SEK 150m, including costs for employer contributions and the financing cost for the repurchased shares. It is estimated that the cost will not exceed SEK 240m. The minimum cost, if no shares are distributed, will amount to SEK 17m, i.e., the financing cost for the repurchased shares.

     The distribution of repurchased shares under this program would result in an estimated maximum dilution of 0.38%, measured as the maximum increase in number of outstanding shares.

Note 28. Shares and Participations

		Book value, equity
Associated companies and joint ventures	Holding, %	method, SEKm
Eureka Forbes Ltd, India	40.0	74
Atlas Eléctrica, S.A., Costa Rica	18.4	41
Nordwaggon AB, Sweden	50.0	37
Sidème S.A., France	39.0	16
Viking Financial Services, USA	50.0	9
Diamant Boart S.A., Argentina	46.7	4
A/O Khimki Husqvarna, Russia	50.0	3
Diamant Boart Inc., The Philippines	20.0	1
e2 Home AB, Sweden	50.0	0
Manson Tools AB, Sweden	49.0	0
Saudi Refrigerators Manufacturing Company Ltd, Saudi-Arabia	49.0	0

		185

     Electrolux does not have unlimited liability for any of these companies.

	Holding, %	Book value, SEKm
Other companies Veneta Factoring S.p.A., Italy	10.0	20
Business Partners B.V., The Netherlands	0.7	11
Philco Air Conditioning, China	5.0	7
Electrolux Financial S.A., Spain	10.0	6
Other		11

		55

Subsidiaries		Holding, %
Major Group companies:
Australia	Electrolux Home Products Pty. Ltd	100
Austria	Electrolux Hausgeräte G.m.b.H.	100
	Electrolux Austria G.m.b.H.	100
Belgium	Electrolux Home Products Corp. N.V.	100
	Electrolux Belgium N.V.	100
	Diamant Boart International S.A.	100
Brazil	Electrolux do Brasil S.A.	98
Canada	Electrolux Canada Corp.	100
China	Electrolux Home Appliances (Hangzhou) Co. Ltd	100
	Electrolux Zhongyi (Changsha) Refrigerators Co. Ltd	100
	Zanussi Zhongyi (Changsha) Refrigerators Co. Ltd	100

		Holding, %
Denmark	Electrolux Home Products Denmark A/S	100
Finland	Oy Electrolux Ab	100
	Oy Electrolux Kotitalouskoneet Ab	100
France	Electrolux France S.A.	100
	Electrolux Home Products France S.A.	100
	Electrolux Professional S.A.	100
Germany	Electrolux Deutschland GmbH	100
	AEG Hausgeräte GmbH	100
Hungary	Electrolux Lehel Hütögépgyár Kft	100
India	Electrolux Kelvinator Ltd	76
Italy	Electrolux Zanussi Italia S.p.A.	100
	Electrolux Professional S.p.A.	100
	Electrolux Italia S.p.A.	100
	Electrolux Home Products Italy S.P.A.	100
Luxembourg	Electrolux Luxembourg S.à r.l.	100
Mexico	Electrolux de Mexico, S.A. de CV	100
The Netherlands	Electrolux Associated Company (Nederland) B.V.	100
	Electrolux Holding B.V.	100
	Electrolux Home Products B.V.	100
Norway	Electrolux Home Products Norge AS	100
Spain	Electrolux España S.A.	100
	Electrolux Home Products España S.A.	100
	Electrolux Home Products Operations España S.L.	100
Sweden	Husqvarna AB	100
	Electrolux Laundry Systems Sweden AB	100
	Electrolux Hemprodukter AB	100
	Electrolux Professional AB	100
	Electrolux Floor Care and Light Appliances AB	100
Switzerland	Electrolux Holding AG	100
	A+T Hausgeräte AG	100
United Kingdom	Electrolux Plc	100
	Electrolux Outdoor Products Ltd	100
	Electrolux Professional Ltd	100
USA	Electrolux Home Products Inc.	100
	Electrolux North America Inc.	100
	Electrolux Professional Inc.	100
	Electrolux Professional Outdoor Products Inc.	100

     A detailed specification of Group companies has been submitted to the Swedish Patent and Registration Office and is available on request from AB Electrolux, Investor Relations and Financial Information.

Note 29. US GAAP Information

     The consolidated financial statements have been prepared in accordance with Swedish accounting standards (Swedish GAAP), which differ in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). Following is a description of those differences that have a significant effect on net income and shareholders’ equity.

Acquisitions

     According to Swedish accounting standards, prior to 1996, the tax benefit arising from realized pre-acquisition loss carry-forwards of an acquired subsidiary could be recognized in earnings as a reduction of current tax expenses when utilized. Under US GAAP, the benefits arising from such loss carry-forwards are required to be recorded as a component of purchase accounting, usually as a reduction of goodwill. From 1996, these differences no longer exist.

     Up to 2001, acquisition provisions could be established under Swedish accounting standards for restructuring costs related to other subsidiaries affected by the acquisition. These provisions are reversed to goodwill under US GAAP. From 2001, these differences no longer exist.

Goodwill and other intangible assets

     Under Swedish GAAP, all intangible assets including goodwill must be amortized over the expected useful life of the asset. Assigning indefinite useful life is not permitted. Amortization expenses on goodwill and indefinite-lived intangible assets under US GAAP for the year ended December 31, 2001, was SEK -222 m.

     According to US accounting standard SFAS 142 “Goodwill and Other Intangible Assets”, applicable as from January 1, 2002, acquisition goodwill and other intangible assets that have indefinite useful lives are not amortized but are instead tested for impairment at least annually at a reporting unit level. Consequently, amortization of goodwill recorded under Swedish GAAP has been reversed for US GAAP purposes. Amortization has also been reversed for intangible assets recognized under Swedish GAAP that have been assigned indefinite lives under SFAS 142, such as the acquisition of the right to use the Electrolux trademark in North America. The goodwill and the intangible assets with assigned indefinite lives have been tested for impairment in accordance with the methods prescribed in SFAS 142. Prior to the adoption of SFAS 142, the Group applied the discounted approach under APB 17 in order to test these assets for impairment. No impairment charges were recorded as a result of annual tests performed in December, 2003.

     Under Swedish GAAP, intangible assets acquired in a business combination can be recorded separately from goodwill only if they, based on a control-oriented framework, meet the definition and recognition criteria for an intangible asset. SFAS 141 requires recognition of identifiable intangible assets based on separability and contractually related criteria. The purchase price allocation for Diamant Boart, acquired 2002, was finalized during 2003 and intangible assets were recognized in compliance with both Swedish GAAP and US GAAP.

Product development costs

     Prior to 2002, Swedish GAAP allowed capitalization of both research and development costs; however, the majority of Swedish corporations, including Electrolux, did not capitalize such costs. Beginning 2002, product development costs associated with the creation of intangible assets should be capitalized under Swedish GAAP if the following can be demonstrated:

1.	the technical feasibility of completing the intangible asset,

2.	the intention to complete it,

3.	the ability to use or sell the intangible asset,

4.	how the asset will generate future economic benefits, and

5.	the ability to measure reliably the expenditure attributable to the intangible asset during the development.

     US GAAP requires that research and development costs be expensed as incurred, except for certain costs associated with the development of software, as discussed below.

Software development

     Prior to 2002, all costs related to the development of software for internal use were generally expensed as incurred under Swedish GAAP. Under US GAAP, direct internal and external costs incurred during the application development stage should be capitalized, whereas, internal and external costs incurred during the preliminary project stage and the post-implementation stage should be expensed as incurred. As from 2002, Swedish GAAP is in all material aspects in line with US GAAP.

Restructuring and other provisions

     Up until December 31, 2002, the recognition of restructuring cost under US GAAP, as specified in EITF 94-3, was deferred until a commitment date was established. This was usually the date on which management, having appropriate level of authority, committed the Group to the restructuring plan, identified all significant actions, including the method of disposition and the expected date of completion, and, in the case of employee terminations, specified the severance arrangements and communicated them to employees. Prior to 2002, the guidance under Swedish GAAP was not as prescriptive and, in certain circumstances, allowed for earlier recognition. Additionally, US GAAP was more prescriptive than Swedish GAAP regarding the types of costs which were allowed to be classified as restructuring cost, specifically those which were a direct result of the restructuring and which were not associated with the ongoing activities of the Group. As from 2002, Swedish GAAP was in all material aspects in line with EITF 94-3.

     In January 2003, SFAS 146, “Accounting for costs Associated with Exit or Disposal Activities”, was adopted under US GAAP. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of an entity’s commitment to an exit plan. The timing of recognition and related measurement of liability for one-time termination benefits in relation to employees who are to be involuntarily terminated depends on whether the employees are required to render service until they are terminated in order to receive the termination benefits and, if so, whether employees will be retained to render service beyond a minimum retention period.

     The SFAS 146 nullifies EITF 94-3 and is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. All restructuring activities initiated prior to January 1, 2003, continue to be accounted for in accordance with EITF 94-3 under US GAAP. In 2003, the Group did not have any restructuring charges, however, following the new US GAAP standard certain differences are likely to exist in the future.

Pensions

     According to Swedish accounting practice, defined benefit pension obligations are recorded in the consolidated financial statements on the basis of accounting standards valid in the countries where the sponsoring companies operate. US accounting standards are defined in SFAS 87, “Employers’ Accounting for Pensions” which is more prescriptive, particularly in the use of actuarial assumptions such as future salary increases, discount rates and inflation. Additionally, SFAS 87 requires that a specific actuarial method (the projected unit credit method) be used. Certain pension commitments in Sweden are administered through a multi-employer plan for Swedish white-collar employees. In accordance with Swedish GAAP, Electrolux recognized income and recorded an asset for its allocable portion of a surplus, not utilized in 2000. Under US GAAP, the entire amount was not allowed to be recognized until it was received or available for utilization. In 2002, Electrolux utilized the remaining allocable surplus, and the amount has been recognized in current earnings in accordance with US GAAP.

Derivatives and Hedging

     Effective January 1, 2001, the Group adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAS 138, “Accounting for Certain Derivative Instruments and Certain Hedging Transactions, an Amendment to FASB Statement 133”, for US GAAP reporting purposes. These statements establish accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet at fair value as either assets or liabilities, and requires the Group to designate, document and assess the effectiveness of a hedge to qualify for hedge accounting treatment. Under Swedish GAAP, unrealized gains and losses on hedging instruments used to hedge future cash flows are deferred and recognized in the same period that the hedged transaction is recognized.

     In accordance with the transition provisions of SFAS 133, the Group recorded a net transition loss of approximately SEK 24m in accumulated other comprehensive income and SEK 4m net loss in earnings to recognize the fair value of derivative and hedging instruments. Substantially, all of the transition adjustment recognized in accumulated other comprehensive income has been recognized in earnings as of December 31, 2001. The subsequent adjustments from Swedish GAAP to US GAAP represent marked-to-market effects and recognition of items not qualifying for hedge accounting treatment under US GAAP.

     Prior to the adoption of SFAS 133 and SFAS 138, management decided not to designate any derivative instruments as hedges for US GAAP reporting purposes except for certain instruments used to hedge the net investments in foreign operations. Consequently, derivatives used for the hedging of future cash flows, fair value hedges and trading purposes are marked-to-market in accordance with US GAAP. This increases the volatility of the income statement under US GAAP as a result of the deviation in accounting standards between Sweden and the United States.

Securities

     According to Swedish accounting standards, debt and equity securities held for trading purposes are reported at the lower of cost or market. Financial assets and other investments, that are to be held to maturity, are valued at acquisition cost. In accordance with US GAAP and SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, holdings are classified, according to management’s intention, as either “held-to-maturity,” “trading,” or “available for sale.” Debt securities classified as “held-to-maturity” are reported at amortized cost. Trading securities are recorded at fair value, with unrealized gains and losses included in current earnings. Debt and marketable equity securities that are classified as available for sale are recorded at fair value, with unrealized gains and losses reported as a separate component of shareholders’ equity. Electrolux classifies its equity securities as “held for trading” and “available for sale”. Debt securities are classified as “held-to-maturity”.

Discontinued operations

     Under Swedish GAAP, the divestment of a segment or a major part of a segment requires segregating information about the divested operations from the continuing operations. None of the divestments made by Electrolux during the three years ended 2003 were of that magnitude.

     Under US GAAP, the definition of a discontinued operation changed in 2002 with the adoption of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Under SFAS 144, each of the following 2003 and 2002 divestments are accounted for as discontinued operations: Vestfrost, the compressor operation, Zanussi Metallurgica, the European motor operation, the Mexican compressor plant, the European home comfort operation and the remainder of the leisure appliance product line. Accordingly, the results of operations for 2003 and 2002 relating to these divestments, including any loss for write-down to fair value less cost to sell, and any gain or loss on disposal are required to be reclassified as discontinued operations. Additionally, US GAAP also requires the results of operations of these divestments for prior years to be reclassified from continuing operations to discontinued operations. The following table sets forth the amounts reflected as discontinued operations in 2003 and 2002, and the amounts reclassified from continuing to discontinued operations, with respect to these divestments, under US GAAP.

	Years ended December 31,
	2003	2002	2001
	(SEKm)
Net sales	2,436	4,828	7,309
Operating income	62	1,396	-380
Net income	2	1,088	-301

Revaluation of assets

     In accordance with Swedish GAAP, Electrolux has written up certain land and buildings to values in excess of the acquisition cost. Such revaluation is not permitted in accordance with US GAAP.

Stock-based Compensation

     Electrolux has several compensatory employee stock option programs, which are offered to senior managers. As a consequence of the decision taken by the Annual General Meeting to use treasury shares when the options are exercised, the Group has in 2002 dissolved the liability that had previously been recognized for Swedish GAAP purposes. For US GAAP purposes, Electrolux records a liability in respect of accrued compensation for its variable plans. According to Swedish accounting practice, employer’s record provisions for related social fees at the time the options are granted. US GAAP provides that the employer payroll taxes due upon exercise of stock options must be recognized as an expense at the exercise date of the option.

Guarantees

     In November 2002, the FASB issued FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. The initial recognition and measurement provisions of FIN 45 are effective for guarantees issued or modified after December 31, 2002. Swedish GAAP does not require recognition of the fair value of a guarantee. There was no material impact on the Group’s consolidated financial statements as a result of adopting FIN 45.

Adjustments not affecting equity or income

Receivables sold with recourse

     Under Swedish GAAP, receivables that are sold with recourse are reported as a contingent liability. US accounting standard SFAS 140 permits the derecognizing of such assets only if the transferor has effectively surrendered control over the transferred assets. The amounts are therefore reclassified and reported as account receivables and loans for US GAAP purposes.

Reclassifications

     In accordance with Swedish GAAP, Electrolux has recorded advances received from customers as a reduction to inventory. Under US GAAP, such items have been classified as a current liability.

Consolidated statement of cash flow

     The statement of cash flow presented in AB Electrolux financial statements differs from the statement of cash flows according to SFAS 95. The main differences are the following: SFAS 95 requires a reconciliation of cash and cash equivalents (liquid assets with maturities of three months or less when acquired), whereas Electrolux also includes financial instruments with maturities of three months or more at the time of acquisition in liquid assets; SFAS 95 requires that changes in long-term accounts receivable are included in cash flows from operating activities, whereas Electrolux includes these changes as investments. SFAS 95 requires changes in long-term loans to be reported gross showing proceeds and principal payments, whereas Electrolux presents a net amount.

     Restatement of prior periods

     The U.S. GAAP information for the year ended December 31, 2001 was restated in the financial statement for 2002 in order to correct certain errors in previously reported information.

     Accounting for derivatives and hedging

     The U.S. GAAP information for the year ended December 31, 2001 was restated to correct a mathematical error in the accounting for hedges of net investments in foreign subsidiaries according to SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”. This error had no impact on reported U.S. GAAP net income but understated the reported U.S. GAAP comprehensive income and shareholder’s equity as of December 31, 2001 by SEK 540 million before deferred taxes of SEK -151 million, and overstated U.S. GAAP liabilities.

     Accounting for pensions

     The U.S. GAAP information for the year ending December 31, 2001 was restated to correct errors in the accounting for Swedish Pension Funds in accordance with SFAS 87. The errors resulted in an understatement of U.S. GAAP net income by SEK 42 million before tax of SEK 12 million in 2001. In addition, this restatement increased reported U.S. GAAP total equity and assets as of December 31, 2001 by SEK 459 million before tax of SEK -128 million.

     Comprehensive income

     In addition, comprehensive income presented for the year ended December 31, 2001 was restated to reflect the exclusion of certain components of equity which were previously included as part of comprehensive income recognized in accordance with Swedish accounting principles, but which do not qualify as comprehensive income according to U.S. GAAP.

     The impact of these restatements on consolidated net income, comprehensive income and total equity according to U.S. GAAP as previously reported in the 2001 20-F were as follows:

Restatement of Consolidated Net Income According to U.S. GAAP	Year ended December 31,
	2001
	(SEKm)
Net income according to U.S. GAAP as previously reported.		3,711
Effect of restatement
Pensions as previously reported	266
Correction of error before tax of —12	42	42

Pension adjustment, as restated	308
Taxes on adjustments as previously reported	-7
Correction of taxes on restatements	-12	-12

Taxes on adjustment, as restated	-19

Net income according to U.S. GAAP after effects of restatement		3,741

Restatement of Comprehensive Income According to U.S. GAAP	Year ended December 31,
	2001
	(SEKm)
Comprehensive income according to U.S. GAAP as previously reported		3,126
Correction of U.S. GAAP income for pensions		30
Derivatives and hedging as previously reported	-385
Correction of error, net of def. tax 151	389	389

Derivatives and hedging, as restated	4
Comprehensive income items recognized under Swedish accounting principles, as previously reported	35
Correction for comprehensive income items	1,780	1,780

Comprehensive income items as recognized under Swedish accounting principles, as restated	1,815
Other corrections to comprehensive income as previously reported		140

Comprehensive income according to U.S. GAAP after effects of restatement		5,465

Restatement of Equity According to U.S. GAAP	Year ended December 31,
	2001
	(SEKm)
Shareholder’s equity according to U.S. GAAP as previously reported		27,871
Effect of restatement
Pensions, as previously reported	-220
Correction of error, before def. tax of —128	459	459

Pension adjustment, as restated	239
Derivatives and hedging, as previously reported	-607
Correction of error, before def. tax —151	540	540

Derivatives and hedging, as restated	-67
Taxes on adjustments as previously reported	57
Correction of tax effects on restatements	-279	-279

Taxes on adjustments, as restated	-222

Shareholder’s equity according to U.S. GAAP after restatement		28,591

Recently issued accounting standards

US GAAP

     SFAS 149

     In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends SFAS 133 for decisions made:

1.	as part of the Derivatives Implementation Group process that effectively required amendments to SFAS 133,

2.	in connection with other FASB projects dealing with financial instruments, and

3.	in connection with implementation issues raised in relation to the application of the definition of a derivative.

     SFAS 149 is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. Adoption of SFAS 149 did not have a material impact on the Group’s consolidated financial statements.

     SFAS 150

     In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”, to establish standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument within its scope as a liability (or an asset in some circumstances).

     SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for certain provisions which have been deferred. There was no impact on the Group’s consolidated financial statements as a result of adopting SFAS 150.

     EITF 00-21

     In January 2003, the Emerging Issues Task Force (EITF) issued EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. EITF 00-21 addresses the issues of:

1.	how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting; and

2.	how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria.

     EITF 00-21 is effective for revenue arrangements entered into fiscal periods beginning after June 15, 2003. There was no impact in the Group’s consolidated financial statement as a result of adopting EITF 00-21.

     SAB 104

     On December 17, 2003, the Staff of the Securities and Exchange Commission issued Staff Accounting Bulletin 104 (SAB 104), “Revenue Recognition”, which supercedes SAB 101, “Revenue Recognition in Financial Statements”. SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance of EITF 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables”. The revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. There was no impact in the Group’s consolidated financial statements as a result of adopting SAB 104.

     FIN 46

     In January 2003, the FASB issued Interpretation 46, “Consolidation of Variable Interest Entities”. A variable interest entity is a legal entity that lacks either:

1.	equity interest holders as a group that lack the characteristics of a controlling financial interest, including: decision making ability and an interest in the entity’s residual risks and rewards or

2.	the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support.

     Interpretation 46 requires a variable interest entity created after February, 2003 to be consolidated if any of its interest holders are entitled to a majority of the entity’s residual return or are exposed to a majority of its expected losses as of December 31, 2003. This party is referred to as the primary beneficiary. There was no impact in the Group’s consolidated financial statements as a result of adopting FIN 46.

     FIN 46(R)

     In December 2003, the FASB issued FASB Interpretation 46(R), “Consolidation of Variable Interest Entities”. FIN 46(R) replaces FIN 46 and clarifies the accounting for interests in variable interest entities. The Group will begin to apply FIN 46(R) to entities considered to be variable interest entities for periods after December 31, 2003. Electrolux is in the process of assessing the impact of FIN 46(R).

THE FOLLOWING IS A SUMMARY OF THE EFFECTS THAT APPLICATION OF US GAAP WOULD HAVE ON CONSOLIDATED NET INCOME, EQUITY AND THE BALANCE SHEET.

A. Consolidated net income, SEKm

	2003	2002	2001
Net income as reported in the consolidated income statement	4,778	5,095	3,870
Adjustments before taxes
Acquisitions	—	53	304
Goodwill and other intangible assets	193	233	—
Development costs	-316	-156	—
Restructuring and other provisions	—	-545	-296
Pensions	33	74	3081)
Derivatives and hedging	191	579	-33
Capitalization of computer software	-24	-24	17
Securities	6	-5	—
Stock-based compensation	-7	-69	34
Taxes on the above adjustments	27	73	-19
Other taxes	—	—	-444

Net income according to US GAAP	4,881	5,308	3,741
Net income from continuing operations according to US GAAP	4,879	4,220	4,042
Net income/loss from discontinued operation	2	1,088	-301
Net income per share in SEK according to US GAAP.	15.60	16.25	11.00
Number of shares 2)	313,270,489	327,093,373	340,064,997

1)	After restatement as described on pages F-45 and F-46.

2)	Weighted average number of shares outstanding through the year, after repurchase of own shares.

B. Comprehensive income (SEKm)

	2003	2002	2001
Net income according to US GAAP	4,881	5,308	3,741
Comprehensive income recognized in accordance with Swedish accounting principles	-1,382	-3,121	1,815
Comprehensive income recognized for US GAAP adjustments
Translation differences	9	76	-49
Pensions, net of tax —, 18 and 12 respectively.	2	42	-181)
Derivatives and hedging, net of tax 41, 72 and -1 respectively	-104	-183	41)
Securities, net of tax —, — and 20 respectively	—	—	-28

Comprehensive income according to US GAAP	3,406	2,122	5,465

C. Equity (SEKm)

	2003	2002	2001
Equity as reported in the consolidated balance sheet	27,462	27,629	28,864
Adjustments before taxes
Acquisitions	-564	-594	-711
Goodwill and other intangible assets	392	233	—
Development costs	-472	-156	—
Restructuring and other provisions	—	—	545
Pensions	419	355	2391)
Derivatives and hedging	303	257	-671)
Capitalization of software	20	44	68
Securities	1	-5	—
Revaluation of assets	-134	--147	-159
Stock-based compensation	-42	-35	34
Taxes on the above adjustments	-37	-77	-222

Equity according to US GAAP	27,348	27,504	28,591

1)	After restatement as described on pages F-45 and F-46.

D. Balance sheet (SEKm)

     The table below summarizes the consolidated balance sheets prepared in accordance with Swedish accounting principles and US GAAP.

	According to			According to
	Swedish principles			US GAAP
	2003	2002	2001	2003	2002	20011)
Intangible assets	4,782	4,928	5,159	4,362	4,411	4,565
Tangible assets	15,638	18,188	22,526	15,504	18,085	22,351
Financial assets	3,190	4,582	4,666	3,461	4,744	4,689
Current assets	53,418	57,726	62,096	55,045	58,855	63,601

Total assets	77,028	85,424	94,447	78,372	86,095	95,206

Equity	27,462	27,629	28,864	27,348	27,504	28,591
Minority interests	27	592	699	27	592	699
Provisions for pensions and similar commitments	5,678	6,018	4,095	6,185	6,162	4,403
Other provisions	5,683	7,580	8,341	6,034	7,897	8,081
Financial liabilities	12,182	15,377	22,914	12,772	15,307	23,412
Operating liabilities	25,996	28,228	29,534	26,006	28,633	30,020

Total equity and liabilities	77,028	85,424	94,447	78,372	86,095	95,206

1)	After restatement as described on pages F-45 and F-46.

SCHEDULE II

AB ELECTROLUX AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
For the Years Ended December 31, 2001, 2002 and 2003
(In millions of SEK)

			Charged
	Balance at	Charged	(credit)
Description	beginning of	(credit) costs	to other		Balance at
	period	& expenses	accounts[1,2]	Deductions[3]	end of period
2003
Reserves deducted from assets to which they apply:
Allowance for doubtful notes and accounts receivable	1,476	29	(69)	(423)	1,013
Allowance for long-term trade accounts and notes receivable	362	50	5	(26)	391

2002
Reserves deducted from assets to which they apply:
Allowance for doubtful notes and accounts receivable	1,606	366	(257)	(239)	1,476
Allowance for long-term trade accounts and notes receivable	433	16	(121)	34	362

2001
Reserves deducted from assets to which they apply:
Allowance for doubtful notes and accounts receivable	1,497	386	95	(372)	1,606
Allowance for long-term trade accounts and notes receivable	355	34	(2)	46	433

1.	Includes exchange differences.

2.	Includes the acquisition of new companies.

3.	Includes companies sold.

ITEM 18. FINANCIAL STATEMENTS

     The Company has elected to furnish the financial statements and related information specified in Item 17 in lieu of responding to this item.

ITEM 19. EXHIBITS

1.*	Articles of Association of the Company, as amended on May 2, 2002.

2.	Form of Deposit Agreement dated as of April 20, 2004 between the Company and The Bank of New York.

8.	List of the Company’s subsidiaries. Please see Note 28 to the consolidated financial statements.

12.1	Certification of Hans Stråberg, Chairman and Chief Executive Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Fredrik Rystedt, Senior Vice President and Head of Group Staff Controlling, Accounting, Taxes, Auditing and IT, of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.	Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Consent of PricewaterhouseCoopers AB, independent auditors to the Company.

14.2	Consent of KPMG AB, independent auditors to the Company.

        _________________
*	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2002, filed with the SEC on June 27, 2003 (Commission File Number 0-15741).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly cause and authorized the undersigned to sign this annual report on its behalf.

AKTIEBOLAGET ELECTROLUX (publ)

Stockholm, June 24, 2004	/s/ Hans Stråberg President and Chief Executive Officer Hans Stråberg

/s/ Fredrik Rystedt Fredrik Rystedt Senior Vice President and Head of Group Staffing Controlling, Accounting, Taxes and Auditing