Form 20-F
period 2004-12-31
AKTIEBOLAGET ELECTROLUX
filed 2005-04-08
CIK 813810

As filed with the Securities and Exchange Commission on April 8, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSACTION PERIOD FROM TO

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

B Shares (SEK 5.0 nominal value)	299,418,033
A Shares (SEK 5.0 nominal value)	9,502,275

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

          Yes     ☑          No  ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

          Item 17     ☑     Item 18  ☐

  (i)

PART III		F-1

ITEM 17	FINANCIAL STATEMENTS	F-2
ITEM 18	FINANCIAL STATEMENTS	95
ITEM 19	EXHIBITS	96
EX-12.1 Certification
EX-12.2 Certification
EX-13 Certification
EX-15.1 CONSENT OF IND REG PUBLIC ACCOUNTING FIRM

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

     Electrolux prepares its consolidated financial statements in accordance with Swedish generally accepted accounting principles (“Swedish GAAP”). In addition, consolidated net income and stockholders’ equity are reported as reconciled to United States generally accepted accounting principles (“U.S. GAAP”). Unless otherwise indicated, all amounts and percentages presented herein are based on Swedish GAAP. Swedish GAAP as applied by the Company differs in certain significant respects from U.S. GAAP. For a discussion of the significant differences between Swedish GAAP and U.S. GAAP affecting Electrolux’s consolidated financials statements and a reconciliation to U.S. GAAP of consolidated stockholders’ equity and consolidated net income as of and for the years ended December 31, 2004, 2003 and 2002, see Note 30 to the consolidated financial statements.

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

FORWARD LOOKING STATEMENTS

     This annual report includes “forward-looking” statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements do not relate strictly to historical or current facts; instead, such statements are often based on assumptions about future market conditions, operations and results. The words “believe”, “expect”, “anticipate”, “intend”, “may”, “could”, “plan”, “possible”, “potential” and similar expressions are intended to identify these statements. Forward-looking statements appear in a number of places in this report including, without limitation, “Item 3.D—Risk Factors”, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects”, and include, among others, statements regarding:

•	financial goals or targets of Electrolux for future periods;

•	future business and financial plans;

•	growth in demand for Electrolux’s products;

•	economic outlook and industry trends;

•	developments of Electrolux’s markets and competition;

•	the impact of regulatory initiatives and pending and future litigation;

•	research and development expenditures;

•	plans to launch new products and services; and

•	the expected cost savings from Electrolux’s various cost-reduction measures.

     While Electrolux believes that the expectations reflected in these and other forward-looking statements are reasonable, actual results may differ materially from the expectations reflected in those statements due to a variety of factors, including, among others, the following:

•	Electrolux’s success in developing new products and marketing initiatives;

•	progress in achieving operational and capital efficiency goals, including the success of reducing the number of product platforms;

•	Electrolux’s success in identifying growth opportunities and acquisition candidates, and the integration of any acquired businesses with existing businesses;

•	Electrolux’s success in spinning-off its Outdoor Products operations;

•	Electrolux’s success and progress in achieving structural and supply-chain reorganization goals;

•	ability of Electrolux to relocate and/or outsource production to low-cost countries;

•	failure of third party suppliers to deliver key components and materials for Electrolux’s products;

•	seasonality;

•	competitive pressures to reduce prices;

•	changes in commodity prices;

•	significant loss of business from major customers;

i

•	consumer demand and the success of Electrolux’s global strategy to develop brand differentiation and brand loyalty;

•	effects of exchange rate fluctuations;

•	social, economic, regulatory and political volatility in the markets in which Electrolux operates;

•	effect of local economies on product demand;

•	Electrolux’s ability to recruit and retain highly qualified management and other employees;

•	the results of pending and future litigation;

•	adequacy of Electrolux’s insurance coverage;

•	general economic conditions in the markets in which Electrolux operates, and its ability to adapt to rapid changes in market conditions;

•	political, economic and regulatory developments in the markets in which Electrolux operates; and

•	the transition from Swedish GAAP to IFRS.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

     A. Selected Financial Data

     The following table sets out selected financial data as of and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000:

Amounts in accordance with Swedish GAAP	2004	2003	2002	2001	2000
	(SEK millions, except share and per share amounts, and ratios)
Consolidated Income Statement Data
Net Sales	120,651	124,077	133,150	135,803	124,493
Operating Income	4,714	7,175	7,731	6,281	7,602
Income After Financial Items	4,359	7,006	7,545	5,215	6,530
Net Income	3,148	4,778	5,095	3,870	4,457
Net Income per share, basic	10.55	15.25	15.58	11.35	12.40
Net Income per ADS, basic	21.10	30.50	31.16	22.70	24.80
Net Income per share, diluted	10.54	15.24	15.57	11.35	12.40
Net Income per ADS, diluted	21.08	30.48	31.14	22.70	24.80

Consolidated Balance Sheet Data
Current Assets	49,473	53,418	57,726	62,096	57,609
Total Assets	74,932	77,028	85,424	94,447	87,289
Long Term Debt[1]	3,940	8,492	14,080	17,927	16,549
Minority Interests	10	27	592	699	810
Stockholders’ Equity	23,410	27,462	27,629	28,864	26,324
Capital Stock	1,545	1,621	1,694	1,831	1,831
Number of shares (in thousands)	308,920	324,100	338,713	366,170	366,170
Number of shares excluding repurchased shares	291,181	307,100	318,319	329,565	341,135

Performance Measure
Value Creation[2]	2,978	3,449	3,461	262	2,423

Amounts calculated in accordance with U.S. GAAP

Net Sales[3]	120,651	121,641	128,322	128,495	117,350
Operating Income[4]	4,277	7,054	7,297	6,648	7,947
Net Income[4]	2,788	4,881	5,308	3,741	4,926
Net Income from Continuing Operations[4,5]	2,788	4,879	4,220	4,042	4,530
Net Income per share, basic[6]	9.35	15.58	16.23	11.00	13.70
Net Income per ADS, basic[6]	18.70	31.16	32.46	22.00	27.40
Net Income per share, diluted	9.34	15.58	16.23	11.00	13.70
Net Income per ADS, diluted	18.68	31.16	32.46	22.00	27.40
Net Income from Continuing Operations per share, basic[4,5]	9.35	15.58	12.90	11.90	12.60
Net Income from Continuing Operations per ADS, basic[4,5]	18.70	31.16	25.80	23.80	25.20
Net Income from Continuing Operations per share, diluted	9.34	15.58	12.90	11.90	12.60
Net Income from Continuing Operations per ADS, diluted	18.68	31.16	25.80	23.80	25.20
Stockholders’ Equity[4]	23,567	27,348	27,504	28,591	26,411
Total Assets[4]	75,517	78,372	86,095	95,206	88,293

Dividends per ADS
SEK[6,7]	14.00	13.00	12.00	9.00	8.00
USD[6,7,8]	2.10	1.70	1.47	0.88	0.78

1.	Long-term debt consists of long-term borrowings plus interest-bearing pension liabilities.

2.	Value creation is a performance measure extensively used by Electrolux for internal reporting purposes, as a management tool for measuring and evaluating financial performance within the Group as well as a basis for remuneration.

Value creation is not a measure determined in accordance with GAAP. Electrolux believes however that its definition links operating income and asset efficiency with the cost of the capital employed in operations. Value creation should not be considered as an alternative measure of performance and may not be comparable to similar measures disclosed by other companies because value creation is not uniformly defined.

Value creation is measured excluding items affecting comparability and defined as operating income less the weighted average cost of capital (WACC) on average net assets during a specific period.

Value creation is reconciled to operating income as follows:

	2004	2003	2002	2001	2000
	(SEK millions, except percentages)
Operating Income	4,714	7,175	7,731	6,281	7,602

Excluding items affecting comparability	1,960	463	434	141	448

	6,674	7,638	8,165	6,422	8,050
Less asset capital charge	3,696	4,189	4,704	6,160	5,627

Value Creation	2,978	3,449	3,461	262	2,423

Weighted Average Cost of Capital x	12%	13%	13%	14%	14%

Average net assets =	30,797	32,226	36,182	44,002	40,194

Asset capital charge	3,696	4,189	4,704	6,160	5,627

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

3.	The years 2000-2003 have been reclassified for comparison purposes due to the disclosure of discontinued operations.

4.	Upon adoption of SFAS 142 on January 1, 2002, Electrolux ceased amortization of goodwill and indefinite-lived intangible assets for U.S. GAAP reporting purposes. Amortization expense on goodwill and indefinite-lived intangible assets on a U.S. GAAP basis for the years ended December 31, 2001 and 2000 was SEK –222 million and SEK –168 million, respectively.

5.	Under SFAS 144, each of the following 2003 and 2002 divestments are accounted for as discontinued operations: Vestfrost A/S, the compressor operation, Zanussi Metallurgica, the European motor operation, the Mexican compressor plant, the European home comfort operation and the remainder of the leisure appliance product line. Please see Note 26 to the consolidated financial statements.

6.	Weighted average number of shares outstanding was 298,314,025 shares for 2004; 313,270,489 shares for 2003; 327,093,373 shares for 2002; 340,064,997 shares for 2001; and 359,083,955 shares for 2000. The decreases in weighted average number of shares outstanding for these periods reflect open market repurchases of shares by Electrolux and the redemption of shares in 2004.

7.	Dividends are set forth in the above table under the year to which they relate. In accordance with general practice in Sweden, the dividends are declared and paid in the year following the financial period. The 2004 dividend is subject to approval at the AGM to be held on April 20, 2005.

8.	Amounts in U.S. dollars are presented for convenience only and are based on the noon buying rate for cable transfers in SEK as certified for customs purposes by the Federal Reserve Bank of New York at each of the respective payment dates, except for the U.S. dollar amount in 2004, which is based on the noon buying rate for SEK at December 31, 2004 of $1 = SEK 6.67.

     Exchange Rate Information

     The following table presents information with respect to the exchange rate for Swedish kronor per USD 1.00, based on the noon buying rate for cable transfers in SEK as certified for customs purposes by the Federal Reserve Bank of New York. On April 6, 2005 the noon buying rate for SEK was USD 1.00=SEK 7.1145.

Period	Average Rate [1]	High	Low
	(SEK per USD)
Year ended December 31, 2000	9.225	10.360	8.353
Year ended December 31, 2001	10.433	11.027	9.325
Year ended December 31, 2002	9.657	10.729	8.695
Year ended December 31, 2003	8.035	8.792	7.195
Year ended December 31, 2004	7.346	7.782	6.576
October 2004	—	7.383	7.072
November 2004	—	7.141	6.700
December 2004	—	6.871	6.571
January 2005	—	7.015	6.626
February 2005	—	7.111	6.828
March 2005	—	7.072	6.731

1.	Based on the applicable exchange rate for the last day of each month during the period indicated. Average rates are not presented for months.

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

     Electrolux markets are highly competitive and subject to price pressure.

     The markets for Electrolux products are highly competitive and there is considerable pressure to reduce prices, especially when faced with an economic downturn and possible reductions in consumer demand. The effects of competition and price pressure are particularly apparent for floor-care products in the United States and in Europe, small appliances generally and for consumer outdoor products in Europe. Electrolux faces strong competitors, who may prove to have greater resources in a given business area, and the likely emergence of new competitors, particularly from Asia and Eastern Europe. Some industries in which Electrolux operates are undergoing consolidation, which may result in stronger competitors and a change in Electrolux relative market position. There is also a trend, particularly in Europe, towards globalization among Electrolux customers in the retail sector, which means fewer, bigger and more international retail chains. As these retailers are consolidating their supplier base, the competition among suppliers may increase. In response to an increasingly competitive environment, Electrolux and other manufacturers may be forced to increase efficiency by further reducing costs along the value chain, including their suppliers. The development of alternative distribution channels, such as the Internet, could also contribute to further price pressure within Electrolux markets. There can be no assurances that Electrolux will be able to adapt to these changes and increase or maintain its market share.

     Electrolux is subject to risks relating to the relocation of manufacturing capacity.

     As part of its strategy of continued reduction of costs and rationalization of its production activities, Electrolux has in the past, and will in the future, relocate some of its manufacturing capacity to low cost countries. For example, in 2004 Electrolux decided to relocate its production of refrigerators in Greenville, Michigan, to a new facility which is being built in Mexico; to close its vacuum plant in Västervik, Sweden, and gradually transfer production to Hungary; to close its vacuum-cleaner operations in El Paso, Texas and transfer production to Mexico; and to close its factory for tumble-dryers in Tommerup, Denmark and transfer production to a new plant in Thailand and a plant in Sweden. Electrolux has announced restructuring measures of approximately SEK 8–10 billion for the years 2005–2008 that encompass further relocation of some of its manufacturing capacity. The transfer of production from one facility to another is costly and presents the possibility of additional disruptions and delays during the transition period. Electrolux might not be able to successfully transition production to different facilities. Any prolonged disruption in the operations of any of its manufacturing facilities or any unforeseen delay in shifting manufacturing operations to new facilities, whether due to technical or labor difficulties or delays in regulatory approvals, could result in delays in shipments of products to Electrolux customers, increased costs and reduced revenues.

     Consolidation of retail chains has resulted in increased dependence on a number of large customers.

     Due to the ongoing consolidation of retail chains, major customers account for a large and increasing part of Electrolux sales. This trend is particularly significant in the Consumer Durables business area, as most products in this business area are sold through major retail chains. This trend towards consolidation has resulted in greater commercial and credit exposures. If Electrolux were to experience a material reduction in orders or become unable to collect fully its accounts receivable from a major customer, its net sales and financial results would suffer.

     Electrolux operating results may be affected by seasonality.

     Demand for certain of Electrolux products is affected by seasonality and factors that are hard to predict such as the weather. For example, market demand for lawn mowers, trimmers and room air conditioners is generally lower during the winter season. As a result, Electrolux outdoor products and room air conditioners product lines experience most of their sales volume and profitability in the first seven months of the year. Electrolux expects this seasonality to continue in the future.

     Electrolux future success depends on its ability to develop new and innovative products.

     Product innovation and development are critical factors in maintaining market share in all of Electrolux product lines. To meet Electrolux customers’ needs in these businesses, Electrolux must continuously design new, and update existing, products and services and invest in and develop new technologies. Product development is also driven by criteria for better environmental performance and lower cost of use. Introducing new products requires significant management time and a high level of financial and other commitments to research and development, which may not result in success. During 2004, Electrolux invested SEK 2,052 million in research and development, primarily related to product development in the Consumer Durables business area. Electrolux sales and net income may suffer if investments are made in technologies that do not function as expected or are not accepted in the marketplace.

     Electrolux may experience difficulties relating to business acquisitions and dispositions.

     Electrolux has in the past, and may in the future, increase significant market positions in its product areas through organic growth and acquisitions and by improving operational efficiencies. Expansion through acquisitions is inherently risky due to the difficulties of integrating people, operations, technologies and products. Electrolux may incur significant acquisition, administrative and other costs in connection with any such transactions, including costs related to integration of acquired or restructured businesses. There can be no assurances that Electrolux will be able to successfully integrate any businesses it acquires into existing operations or that they will perform according to expectations once integrated. Similarly, Electrolux dispositions of certain non-core assets may prove more costly than anticipated and may affect its net sales and results of operations.

     Electrolux may not be able to successfully implement planned cost-reduction measures and generate the expected cost-savings.

     In 2002 and 2004, as well as in earlier years, Electrolux has implemented restructuring programs in an effort to improve operating efficiencies and the Group’s profitability. These restructuring measures included the divestitures of unprofitable non-core operations, layoffs of employees, consolidation of manufacturing operations and other cost-cutting measures. Electrolux has also put substantial effort into driving down costs and complexity throughout the supply chain by improving integration of the supply chain and demand flow management. There can be no assurances that these measures, or the further expected restructuring measures of approximately SEK 8–10 billion in respect of the years 2005–2008, will generate the level of cost savings that Electrolux has estimated going forward.

     Electrolux is dependent on third party suppliers to deliver key components and materials for its products.

     Electrolux manufacturing process depends on the availability and timely supply of components and raw materials, generally from third party suppliers. While supply problems can affect the performance of most of Electrolux business sectors, Electrolux is particularly sensitive to supply problems related to electronic components, compressors, steel, plastics, aluminum and copper. Electrolux works closely with its suppliers to avoid supply-related problems and is increasing its supply of sourced finished products, but there can be no assurances that it will not experience problems in the future. Such problems could have material adverse effects on the business, results of operations or financial condition of Electrolux. In addition, unanticipated increases in the price of components or raw materials due to market shortages could also adversely affect the financial results of Electrolux businesses.

     Electrolux is subject to risks related to changes in commodity prices.

     Electrolux is subject to risks related to changes in commodity prices as the ability to recover increased cost through higher pricing may be limited by the competitive environment in which Electrolux operates. The recent development in many commodity markets has resulted in higher prices, particularly for steel and plastics. This has had an adverse affect on the Group’s operating results in 2004 and is expected to negatively affect the Group’s operating result in 2005. Electrolux uses commodity futures to hedge immaterial amounts of commodity purchases, primarily related to copper and aluminum. For more details regarding commodity price risk, please see Item 11 “Quantitative and Qualitative Disclosures About Market Risk.”

     Electrolux is exposed to foreign exchange risks and interest rate risk.

     Electrolux operates in approximately 60 countries around the world and as a result is subject to the risks associated with cross-border transactions. In particular, Electrolux is exposed to foreign currency exchange rate risks and risks relating to delayed payments from customers in certain countries or difficulties in the collection of receivables generally. Electrolux is also subject to risks arising from translation of balance sheets and income statements of foreign subsidiaries. The major currencies that Electrolux is exposed to are the Euro, the U.S. dollar (including currencies correlating with the dollar) and the British pound. While Electrolux geographically widespread production and its hedging transactions reduce the effects of changes in exchange rates, there can be no assurances that these measures will be sufficient.

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

     Electrolux business is affected by global economic conditions.

     Current conditions in many of the economies in which Electrolux operates and the global economy remain very uncertain. As a result, it is difficult to estimate the global and regional economic development for the foreseeable future. In addition, the business environment and the economic condition of Electrolux markets are also influenced by political uncertainties, including the current political situation in the Middle East. A lengthy recession or sustained loss of consumer confidence in the markets in which Electrolux operates could trigger a significant industry-wide decline in sales and could also lead to slower economic growth and a corresponding significant reduction in demand. Electrolux generates a substantial portion of its net sales from North America and Europe, both of which have experienced a slow economy in the past. In the last two years, North America has demonstrated a rebound in its economy. Recent years’ terrorist attacks have had a negative impact also on tourism, which has negatively affected the performance of Electrolux Professional Indoor business operations. These global and regional conditions could have an adverse impact on the operations of Electrolux, with a resulting material adverse effect on results of operations and financial condition.

     Electrolux is subject to regulatory risks associated with its international operations.

     As a result of its worldwide operations, Electrolux is subject to a wide variety of complex laws, regulations and controls, and various non-binding treaties and guidelines, such as those related to employee safety, employee relations, product safety and exchange controls. Electrolux expects that sales to, as well as manufacturing in, and sourcing from, emerging markets, in particular in China, Southeast Asia, as well as Eastern Europe and Mexico, will continue to be an increasing portion of its total operations. Changes in regulatory requirements, economic and political instability, tariffs and other trade barriers and price or exchange controls could limit its operations in these countries and make the repatriation of profits difficult. In addition, the uncertainty of the legal environment in certain of the countries in which it operates could limit Electrolux ability to enforce effectively its rights in those markets. Electrolux products are also affected by environmental legislation in various markets, which principally involves limits for energy consumption (which relate to certain of its white goods products) and emissions (which relate to certain of its outdoor products that are powered by gasoline) as well as the obligation to recycle waste of electrical products.

     Electrolux is subject to certain environmental risks.

     Electrolux operations are subject to numerous European Union, or EU, national and local environmental, health and safety directives, laws and regulations, including those pertaining to the storage, handling, treatment, transportation and disposal of hazardous and toxic materials, the construction and operation of its plants and standards relating to the discharge of pollutants to air, soil and water. Although Electrolux believes its operations are in substantial compliance with presently applicable environmental, health and safety laws and regulations, violations of such laws and regulations have occurred from time to time and may occur in the future. In addition, risks of substantial costs and liabilities, including for the investigation and remediation of past or present contamination, are inherent in Electrolux ongoing operations and its ownership or occupation of industrial properties, and may arise specifically from its planned closure of certain of its manufacturing plants.

     Other developments, such as increased requirements of environmental, health and safety laws and regulations, increasingly strict enforcement of them by governmental authorities, and claims for damage to property or injury to persons resulting from environmental, health or safety impacts of Electrolux operations or past contamination, could prevent or restrict its operations, result in the imposition of fines, penalties or liens, or give rise to civil or criminal liability.

     Electrolux maintains liability insurance at levels that management believes are appropriate and in accordance with industry practice. In addition, Electrolux maintains provisions on its balance sheet for certain environmental remediation matters. There can be no assurances, however, that (i) Electrolux will not incur environmental losses beyond the limits, or outside the coverage, of any insurance or that any such losses would not have a material adverse effect on the results of its operations or financial condition, or (ii) Electrolux provisions for environmental remediation will be sufficient to cover the ultimate loss or expenditure.

     Compliance with EU directives regulating environmental impacts associated with electrical and electronic equipment may be costly.

     The EU has adopted two directives specifically regulating environmental impacts associated with electrical and electronic equipment, and compliance with these directives is being phased in. The Waste Electrical and Electronic Equipment, or WEEE, directive imposes responsibility on manufacturers and importers of electrical and electronic equipment for the cost of recycling, treatment and disposal of such equipment after its useful life. Based on Electrolux present working assumptions, its preliminary estimate of the annual cost to Electrolux with respect to products sold before August 2005, the date compliance with the directive comes into effect, is approximately SEK 600 million, and an additional SEK 600 million with respect to products sold after August 2005. These estimates remain highly uncertain, as most EU Member States, including Sweden, have not yet integrated the directive into their national legislation and the specific requirements and impacts of the directive in each State will not be known until such integration occurs. Compliance with the WEEE directive could have a potential material adverse effect on Electrolux income, financial position and cash flow.

     The “Directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment”, known as the RoHS directive, will ban placement in the EU market of electrical or electronic equipment containing lead, mercury, cadmium, hexavalent chromium and two groups of brominated flame retardants from July 1, 2006, with a number of exceptions. Almost all Electrolux electrical equipment must be modified to some extent to fulfill the RoHS directive, as Electrolux commonly uses some of the prohibited substances at present.

     For more details regarding the WEEE Directive, see “Item 4.B—Business Overview—Environmental and Other Governmental Regulation — Recent Environmental Developments.”

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

     As of December 31, 2004, there were 842 (584) lawsuits pending against Electrolux entities representing approximately 16,200 (approximately 21,000) plaintiffs. During 2004, 457 new cases with approximately 5,600 plaintiffs were filed and 199 pending cases with approximately 10,500 plaintiffs were resolved. Approximately 15,100 of the plaintiffs relate to cases pending in the State of Mississippi.

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

     Electrolux may incur higher than expected warranty expenses.

     Electrolux value chain comprises all the steps in its operations, from research and development, to production to marketing and sales. Operational failures in its value chain processes could result in quality problems or potential product, labor safety, regulatory or environmental risks. Such risks are particularly present in relation to Electrolux production facilities which are located all over the world and have a high degree of organizational and technological complexity. Unforeseen product quality problems in the development and production of new and existing products could result in loss of market share and higher warranty expense, any of which could have a material adverse effect on Electrolux results of operations and financial condition.

     Electrolux may be subject to significant product recalls or product liability actions that could adversely affect its results of operations.

     Under laws in many countries regulating consumer products, Electrolux may be forced to recall or repurchase some of its products under certain circumstances, and more restrictive laws and regulations may be adopted in the future. For example, as a manufacturer and distributor of consumer products in the United States, Electrolux is subject to the U.S. Consumer Products Safety Act, which empowers the U.S. Consumer Products Safety Commission to exclude products from the U.S. market that are found to be unsafe or hazardous. Under certain circumstances, the U.S. Consumer Products Safety Commission could require Electrolux to repurchase or recall one or more of its products. Any repurchase or recall of products could be costly to Electrolux and could damage its reputation. If Electrolux was required to remove, or it voluntarily removed, its products from the market, Electrolux reputation could be tarnished and it might have large quantities of finished products that could not be sold. Accordingly, there can be no assurances that product recalls would not have a material adverse effect on Electrolux business, results of operations and financial condition.

     Electrolux also faces exposure to product liability claims in the event that one of its products is alleged to have resulted in property damage, bodily injury or other adverse effects. Electrolux has become implicated in certain lawsuits in the ordinary course of its business, including suits involving allegations of improper delivery of goods or services, product liability and product defects and quality problems. Electrolux is largely self-insured for product liability matters expected to occur in the normal course of business and funds these risks, for the most part, through wholly owned insurance subsidiaries. Electrolux accrues for such self-insured claims and litigation risks when it is probable that an obligation has been incurred and the amount can be reasonably estimated. In addition, for large catastrophic losses, Electrolux maintains excess product liability insurance with third-party carriers in amounts that it believes are reasonable. However, there can be no assurances that product liability claims will not have a material adverse effect on Electrolux business, results of operations or financial condition.

     Electrolux is subject to risks related to its insurance coverage.

     Electrolux maintains third-party insurance coverage and self-insures through wholly owned insurance subsidiaries (captives) for a variety of exposures and risks, such as property damage, business interruption and product liability claims. However, while Electrolux believes it has adequate insurance coverage for all anticipated exposures in line with industry standards, there can be no assurances that (i) Electrolux will be able to maintain such insurance on acceptable terms, if at all, at all times in the future or that claims will not exceed, or fall outside of, its third-party or captive insurance coverage, or (ii) its provisions for uninsured or uncovered losses will be sufficient to cover its ultimate loss or expenditure.

     Electrolux plan to successfully spin-off its Outdoor Products operations may be affected by unanticipated factors beyond its control.

     In February 2005, the Electrolux Board announced its intention to spin-off the Group’s Outdoor Products operations as a separate unit to create the best possible framework for continued profitable growth for this operation, as well as to create value for shareholders. Electrolux aims to achieve the spin-off in a cost-effective way, and to finalize it no later than mid-2006.

     As Electrolux refines its plan for the spin-off, it may encounter significant obstacles or delays that have not been anticipated and that prevent it from achieving its goals in relation to the spin-off according to existing plans and on time. There can be no assurance that Electrolux will be successful in completing the spin-off as currently planned, nor that the benefits expected to be realized from the spin-off will be achieved. See “Changes in Segment Reporting for 2005” on page 22 of this report for a description of the Group’s Outdoor Products business.

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

Founding

1910	Electrolux was incorporated as Elektromekaniska AB.

1919	Elektromekaniska AB merged with Swedish AB Lux, and Aktiebolaget Electrolux was established. Electrolux led the development of the modern canister-type vacuum cleaner and the absorption refrigerator during the early part of the 20th century.

Stock exchange listing

1928	Electrolux was introduced on the London Stock Exchange. The Group had five plants, approximately twenty subsidiaries and 250 offices throughout the world, and a total turnover of SEK 70 million.

1930	Electrolux was listed on the Stockholm Stock Exchange. In 1987, trading of American Depositary Receipts, ADRs, representing Electrolux B-shares started on the NASDAQ National Market.

Expansion

1933	Vacuum cleaner production began in Old Greenwich, Connecticut, USA, and the first air-cooled refrigerator was produced.

1960’s	Electrolux initiated the restructuring of the fragmented Western European white goods industry. In 1968, the minority interest (39%) in Electrolux Corp., USA was sold to Consolidated Food for almost SEK 300 million. The cash generated provided Electrolux with the key to future expansion.

1984	Italian company Zanussi, including subsidiaries in Spain, was acquired, making Electrolux a leader in the European household appliances market and in the food service equipment market.

1986	WhiteConsolidated Inc, the third largest white goods company in the United States with brands such as Frigidaire, Gibson, Kelvinator and White Westinghouse, was acquired.

1986-89	The Outdoor Products business area expanded with the 1986 acquisition of the U.S. company Poulan/Weed Eater and the 1989 acquisition of the outdoor power products business of the Roper Corporation.

Strengthening core business

1990’s	The European expansion continued with the 1994 purchase of the white-goods division of German AEG. Restructuring programs and other measures were implemented to improve profitability, e.g. a two-year restructuring program in 1997, beginning with the divestment of the industrial products sector, as well as the sewing machines, agricultural implements and interior decoration equipment operations. In 1998 the core business comprised Household Appliances, Professional Appliances and Outdoor Products, and Annual Group Sales had grown to SEK 117 billion.

2000	Electrolux AB re-acquired the trademark and company name “Electrolux” in North America, and thereby gained global control of the company name and the Group’s most important brand.

2001-02	The household division of the Australian company Email Ltd, was acquired in 2001. During 2001 and 2002 two restructuring programs were implemented throughout the Group, with divestments of non-core business, productivity improving measures, cost cutting, consolidation of production, rationalization of sales and marketing, write-downs of assets and personnel cutbacks.

2003-04	The consolidation of brands, with Electrolux as main brand, accelerated and a consumer insight driven product development process was initiated. The group re-introduced the Electrolux brand in USA with vacuum cleaners in 2003 followed by high-end white goods in 2004. During 2003 and 2004 relocation of manufacturing to low cost countries, e.g. to Eastern Europe, South-East Asia and Mexico, accelerated. See “Item 5—Operating and Financial Review and Prospects—Restructuring Programs.”

Today	Electrolux is one of Sweden’s largest industrial enterprises with 276 subsidiaries in approximately 60 countries as of December 31, 2004.

For more information on the Group’s recent acquisitions and divestitures, please see “Item 5—Operating and Financial Review and Prospects—Significant Actions and Transactions Affecting Results and Financial Condition”. For a discussion of Electrolux principal capital expenditures during the past three years, please see “Item 5.B—Liquid Funds and Capital Resources”.

     B. Business Overview

     With net sales of SEK 120.7 billion in 2004, Electrolux believes it is the world’s largest producer of appliances and equipment for kitchen, cleaning and outdoor use combined. Electrolux sold more than 55 million products last year, including products such as refrigerators, cookers, washing machines, vacuum cleaners, chainsaws, lawnmowers and garden tractors. Electrolux’s products are targeted at both professionals and retail consumers.

     Electrolux conducts operations in approximately 60 countries. The following table provides a breakdown of Electrolux’s net sales by region for each of the last three years:

	2004		2003		2002
	SEK		SEK		SEK
Net Sales by Region	million	%[1]	million	%[1]	million	%[1]
Sweden	4,294	3.6	4,307	3.5	4,473	3.4
Europe (excluding Sweden)	53,089	44.0	55,153	44.4	57,159	42.9
North America	46,983	38.9	49,205	39.7	53,391	40.1
Rest of the world	16,285	13.5	15,412	12.4	18,127	13.6

Consolidated net sales	120,651	100.0	124,077	100.0	133,150	100.0

1.	As a percentage of consolidated net sales.

     Strategy

     Electrolux aims to be a global leader in the market for consumer durables for indoor use. To this end, while significant volumes and economies of scale are of utmost importance, Electrolux’s key strategies are to be one of the most significant suppliers to the main retailers and to be recognized as a leading brand and manufacturer among customers.

     Electrolux intends to continue to develop into a market-driven company that is ahead of the competition in addressing consumer needs. To achieve this objective, Electrolux is implementing the following measures:

•	continuing reduction of costs and the complexity of the organization;

•	accelerating consolidation and relocation of production;

•	accelerating the rate of product renewal based on consumer needs; and

•	increasing marketing and brand building focusing on fewer and stronger brands, with focus on Electrolux as a global brand for the Group.

     Electrolux Business Areas

     Electrolux products are classified in two areas: Consumer Durables and Professional Products. These areas form the basis for the Group’s primary segment information.

•	Consumer Durables comprises mainly major appliances (including refrigerators, freezers, cookers, dryers, washing machines, dishwashers, room air-conditioners and microwave ovens), as well as floor-care products and garden equipment;

•	Professional Products includes products for both indoor and outdoor use. Operations within Indoor Products comprise food-service equipment for hotels, restaurants and institutions, as well as laundry equipment for apartment-house laundry rooms, launderettes, hotels and other professional users. Operations within Outdoor Products comprise mainly high-performance chainsaws, clearing saws and lawn and garden equipment. The majority of these products are sold under the Husqvarna brand. This business area also includes power cutters, diamond tools and related equipment for cutting of, for example, concrete and stone.

     The following table sets forth the net sales for each of these business areas in each of the last three years.

Net Sales by Business Area	2004		2003		2002
	SEK		SEK		SEK
	million	%[1]	million	%[1]	million	%[1]
Consumer Durables	104,528	86.6	106,281	85.6	113,398	85.2
Professional Products	16,063	13.3	17,709	14.3	19,606	14.7
Other	60	0.1	87	0.1	146	0.1

Total consolidated amounts	120,651	100.0	124,077	100.0	133,150	100.0

1.	As a percentage of net sales.

     Consumer Durables

     Consumer Durables comprise mainly major appliances (namely refrigerators, freezers, cookers, dryers, washing machines, dishwashers, room air-conditioners and microwave ovens), as well as floor-care products and garden equipment. In 2004, major appliances accounted for 76% (76) of sales, while outdoor products accounted for 17% (16) and floor-care products for 7% (8). Electrolux has leading market positions in core appliances, floor-care products and garden equipment in both Europe and North America. The Group is the leading appliances producer in Australia, and has substantial market shares in this product category in Brazil and India, as well as a significant market presence in China.

     Professional Products

     The Professional Products business area includes products for both indoor and outdoor use. Operations within Indoor Products comprise food-service equipment for hotels, restaurants and institutions, as well as laundry equipment for apartment-house laundry rooms, launderettes, hotels and other professional users. Operations within Outdoor Products comprise mainly high-performance chainsaws, clearing saws and lawn and garden equipment. The majority of these products are sold under the Husqvarna brand. This business area also includes power cutters, diamond tools and related equipment for cutting of, for example, concrete and stone.

     Manufacturing

     Electrolux has manufacturing facilities in 96 locations in 25 countries around the world. Electrolux’s manufacturing operations mainly comprise assembly of components made by suppliers. Other processes include metalworking, molding of plastics, painting, enameling and, to some extent, casting of parts.

     The strategy for purchasing of both components and raw materials is to avoid single sourcing. The risk of dependency of a single supplier is thereby reduced and the negative consequence of a supplier failing to meet agreed requirements can be limited. A significant and increasing part of the purchasing volumes is consolidated on a group level and allocated to global suppliers. These supplier relations are often characterized by close cooperation within areas such as research and development, or R&D, product design and manufacturing.

     Electrolux is exposed to the price volatility that exists in raw material markets. This volatility is partly reduced by applying long-term agreements with fixed prices for longer time-periods. Volatility within the metal markets can also be reduced, if considered appropriate, by hedging part of the requirements through the use of commodity futures (mainly for copper and aluminum).

     For a discussion of Electrolux’s manufacturing facilities, see “Item 4.B — Environmental and Other Government Regulation—Environmental impact and risk during manufacturing” and “Item 4.D — Property, Plants and Equipment.”

     Sales and Marketing

     Last year, Electrolux sold more than 55 million consumer products in 150 different countries. Electrolux sells its products to distributors and retailers. Many of the retailers that sell Electrolux’s products are part of retail chains. Many of these retail chains have been consolidating in recent years and an increasing number of Electrolux’s products, in particular products in the Consumer Durables business area, are being sold through very large retail chains. As a result, an increasing percentage of Electrolux’s sales in 2004 was attributable to its ten largest customers. The trend towards consolidation is particularly apparent in the market for major appliances in the United States, where the three largest retail chains account for more than 50% of the total sales of major appliances for all manufacturers. In Europe, there is a similar trend towards consolidation of the retail chains, but the structure of Electrolux’s customer base varies from country to country. Electrolux works closely with its distributors to enhance production planning so as to be better aligned with targeted sales.

     Electrolux currently markets its products under a number of different brands. Electrolux has decided to reduce the number of brands in the Group and focus on “Electrolux” as a global brand across product categories of its Indoor Products. The aim is that Electrolux single or double branded products shall account for two-thirds of Electrolux’s sales in 2007. During 2002, all consumer operations began implementing plans for brand transition. Double-branding was initiated during 2002 in several countries, such as the United Kingdom and the United States. During 2003, Electrolux was double-branded with strong local brands in eight additional countries in Europe. In November 2003, the Electrolux-brand was introduced for floor-care products in the United States, and was well received. A new range of high-end Electrolux-branded appliances was introduced in the United States during 2004. In 2004 double-branding was implemented for REX, the market leader in Italy, as well as for Zanussi and Juno in Germany. In 2004, the three brands, Chef, Dishlex and Kelvinator in Australia, were double-branded with Electrolux. As of 2005 all products sold under the AEG brand will be double-branded, as will products from Husqvarna and Voss. It is anticipated that building Electrolux as a global brand will increase the costs for marketing and advertising.

     The table below sets forth, for each business area, the principal product categories and the major brands and registered trademarks, and provides an indication of the market position of the relevant products. Information about market position is based on internal Group market share analysis.

Product Category	Major Brands / Trademarks	Market Position
Consumer Durables

Core appliances	Electrolux AEG** Frigidaire Zanussi* REX*	Core appliances Market leader in Europe and Australia, third largest producer in the United States

Floor-care products	Electrolux Eureka AEG**	Floor-care products Largest producer in Europe, third largest in the United States

Outdoor products	Husqvarna Flymo* Weed Eater Poulan Poulan Pro Partner* McCulloch* (not in North America)	Outdoor products Leading position

Product Category	Major Brands / Trademarks	Market Position
Professional Products

Food-service equipment	Electrolux Molteni Zanussi Professional Dito*	Food-service equipment Leading position in Europe, third largest producer in the world

Laundry equipment	Electrolux	Laundry equipment Largest producer in Europe, one of the leaders in the world market

Chainsaws	Husqvarna Jonsered	Chainsaws Global market share of about 40% in the professional segment

Lawn and garden equipment	Husqvarna Jonsered	Lawn and garden equipment Operations mainly in North America, global market share less than 10%

Power cutters and diamond tools	Diamant Boart Dimas Partner Industrial Products	Power cutters and diamond tools One of the world’s largest producers of diamond tools and related equipment for the construction and stone industries

*	Double-branded with Electrolux 2004

**	Double-branded with Electrolux as of 2005

     Intellectual Property

     Electrolux has adopted a comprehensive approach with respect to its intellectual property and actively manages a range of patents, trademarks, copyrights and design in its intellectual property portfolio.

     Electrolux seeks to develop most of the technologies used in its products through its internal research and product development group. As a result, Electrolux’s intellectual property portfolio includes thousands of patents and patent applications covering a wide range of technologies. Electrolux undertakes its research and development activities in a number of locations around the world and typically applies for initial patent protection in the jurisdiction where a new technology was developed. Additional patent protection is then sought in jurisdictions where Electrolux expects to sell products incorporating the new technology or where Electrolux has active competitors (for example, the United States, Europe and China).

     Electrolux both develops itself the technologies used in its products, as well as maintains a portfolio of licensed technologies. Electrolux relies on technologies licensed from third parties only to a limited extent with respect to the products that it manufactures. Similarly, Electrolux does not extensively license its proprietary technology to third parties.

     Electrolux owns the rights to many well-recognized trademarks, including Electrolux, Frigidaire, Eureka, Husqvarna and Zanussi. Electrolux has registered these and hundreds of other trademarks around the world. In 2000, the Group acquired the right to the Electrolux brand and corporate name in Canada and the United States from Aerus LLC (formerly Electrolux LLC). Aerus LLC continues to have a limited right by license to use the Electrolux brand in connection with repair and replacement part activities relating to floor-care products sold by Aerus LLC in North America prior to December 1, 2003. In June 2004, the Group acquired the right to the AEG brand and corporate name worldwide. For a discussion regarding certain of Electrolux’s trademarks, see “Item 4.B—Business Overview—Sales and Marketing”.

     Electrolux also protects its new and specific design developments by using the protections available in different jurisdictions around the world.

     Electrolux takes a pro-active approach towards preventing the infringement of any of its intellectual property as well as towards avoiding the infringement of third party rights.

     Environmental and other Government Regulation

     Environmental performance is a central element of the Group’s overall business strategy. It impacts all phases of Group operations, from product development and manufacturing to marketing and consumer communication.

     Electrolux has a long history of continuously improving environmental performance of products, for example, by reducing water and energy consumption, and by designing products with due consideration for efficient recycling. Because improved environmental performance also means lower lifetime operating costs for consumers, it plays a key role in marketing and product development, and is a source of competitive advantage.

     A proactive approach to environmental challenges reduces risk, enhances positive brand awareness, strengthens employee satisfaction and ensures good relations with local communities in which the Group operates.

     Environmental Strategy And Policy

     The Electrolux environmental strategy is based on a lifecycle approach. The Group recognizes three basic drivers for its strategy of developing and marketing products with outstanding environmental performance: regulations, consumer demand and resource efficiency.

•	The most important trends in legislation and regulation involve energy efficiency, recycling and restrictions on the use of potentially hazardous substances.

•	Consumers are increasingly aware of the direct relationship between higher efficiency and lower lifecycle costs.

•	The continuous pursuit of cost savings leads to more efficient use of material and energy resources in manufacturing.

     The Electrolux Environmental Policy

     We want our products, services and production to be part of a sustainable society. We are committed to:

•	Designing products to reduce their adverse environmental impact in production, use and disposal.

•	Reducing resource consumption, waste and pollution in our operations.

•	Taking a proactive approach regarding environmental legislation that affects our business.

•	Encouraging suppliers, subcontractors, retailers and recyclers of our products to adopt the same environmental principles as Electrolux.

•	Giving appropriate weight to this environmental policy when making future planning and investment decisions.

•	Setting targets and objectives, within the scope of the environmental management system, to achieve continual improvement and a sustainable development.

     This environmental policy has been formally adopted by Electrolux Group Management. For more information, see www.electrolux.com/environment.

     Environmental Regulation

     Electrolux is subject to government regulation in Sweden and other countries in which it conducts its operations. The Group continuously monitors its compliance with applicable regulations and adjusts its operations and applies for necessary permits in accordance with local laws and regulations.

Summary of environmental issues for which regulations affect the Group’s business areas

Affected products and
Issue	Regulation	operations

Energy efficiency	Mandatory energy consumption criteria for certain products in EU, United States, other markets, voluntary industry commitments on some products in EU	Consumer Durables Professional Products

Energy labeling	Mandatory labeling in EU, North America, Mexico, Japan, Australia, China, voluntary labeling in Hong Kong, Brazil	Consumer Durables Professional Products

Producer responsibility	WEEE Directive in EU, state/provincial legislation in North America	All electrical products sold in EU, products sold on certain markets in North America

Eco-design requirements	EuP Directive in EU, eco-design requirements in product development	All products

Emissions from combustion engines	EU and United States. Canada to introduce U.S. harmonized regulation in 2005.	Outdoor Products

Air and waterborne emissions, solid waste	EU, United States, other markets	All plants

Greenhouse effect	Kyoto Protocol, national implementation	Consumer Durables

Ozone depletion	Montreal Protocol, national implementation	Refrigerators, freezers, air conditioners

Hazardous substances	RoHS Directive in EU, and similar legislation in China. REACH in EU, state/provincial legislation in North America	All products and plants

     Electrolux operates 96 manufacturing facilities in 25 countries around the world. Manufacturing operations mainly comprise assembly of components made by suppliers. Other processes include metalworking, molding of plastics, painting, enameling and, to some extent, casting of parts. Chemicals, such as lubricants and cleaning fluids, are used as process aids and chemicals used in products include insulation materials, paint and enamel. The production processes generate an environmental impact in the form of water and airborne emissions, solid waste and noise.

     Electrolux operates 14 plants in Sweden. Permits are required by Swedish authorities for eight of these plants. Six plants are required to submit notification. The permits cover, for example, thresholds or maximum permissible values for air and waterborne emissions and for noise. No significant non-compliance with Swedish environmental legislation was reported in 2004.

     Manufacturing units in other countries adjust their operations, apply for necessary permits and report to the authorities in accordance with local legislation. The Group follows a precautionary policy with reference to both acquisitions of new plants and continuous operations. Potential non-compliance, disputes or items that pose a material financial risk are reported to the Group in accordance with Group policy. These routines did not disclose any significant items during 2004.

     Electrolux products are affected by legislation in various markets, principally involving limits for energy consumption (white goods) and emissions (outdoor products powered by gasoline). Electrolux continuously monitors changes in legislation, and product development and manufacturing are adjusted well in advance to reflect these changes.

     Environmental Impact And Risk During Manufacturing

     Environmental regulations for manufacturing facilities vary between countries and regions, and so do their application by authorities. Group units comply with local regulations, and exercise caution in light of the long-term nature of operations.

     In connection with acquisitions of companies and plants, an assessment is made of potential environmental risks and the investment that might be required to modify production. When necessary, an analysis based on standardized routines is performed to determine possible contamination of soil and ground water. The assessment is integrated in the acquisition process. This process is regulated by law in many regions, particularly in North America.

     The Group works continuously to reduce consumption of energy and water at production sites, and to achieve high use-rates for purchased material and components.

     Electrolux shows above-average environmental performance in comparison with the durable goods manufacturing industry as a whole. This has been confirmed by investigations conducted for the Dow Jones Sustainability Index, FTSE4Good, Oekom Research and several other business-analysis organizations.

     Environmental management systems in production

     The Electrolux Environmental Management System (EMS) is a vital tool for achieving and maintaining high standards for clean manufacturing. The Group intends to implement EMS for the entire operation in each business sector. The Group’s policy stipulates that all manufacturing units with at least 50 employees shall be certified to ISO 14001. Newly acquired units shall complete the certification process within three years after acquisition. By the end of 2004, 92% of the Group’s total manufacturing area was certified to ISO 14001, corresponding to 71 production units, or 90% of the total number of units requiring certification. In addition, 7 non-manufacturing units have received ISO 14001 certification.

     Energy Directives and Product Labeling

     Energy-efficiency and product labeling are core issues for the Group, and for the appliance industry as a whole. In the Group’s major markets in Europe and North America, regulations require that every appliance product bears a label indicating the product’s energy consumption. Environmental impact and electricity costs are thus displayed to the consumer and become factors in purchasing decisions. Similar labeling regulations are also applied in Mexico, Japan, India, China and Australia. In Hong Kong and Brazil, labeling is currently voluntary but may be mandatory in the future.

     Energy labeling of products has contributed greatly to increased demand for energy-efficient products, and the Group’s focus on meeting this demand has resulted in a significant increase in profitability. The most efficient products have a higher share of gross profit, reflecting consumer awareness that life-cycle savings from lower electricity costs offset higher purchase prices.

     The Group’s appliance products are well within all regulatory limits and are well represented in the highest energy-efficiency classes as defined by the EU’s Energy + scheme and the U.S. Environmental Protection Agency’s Energy Star program. In addition, Electrolux and the other major manufacturers in Europe are committed to voluntary agreements on improving energy-efficiency for washing machines and dishwashers, which are not covered by Energy +. The European Commission has endorsed these voluntary agreements.

     Fleet-average energy-efficiency for various categories of appliances sold in Europe showed a continued improvement in 2004, most notably for dishwashers. This is largely due to the development of the Group’s dishwashers on a single global platform and the replacement of mechanical controls with electronics.

     Restricted materials in products

     The Montreal Protocol was adopted by the United Nations in 1986 and calls for phase-out of ozone-depleting substances. The use of chlorofluorocarbon (CFC) as refrigerant and insulation material is prohibited in most markets including the EU and the United States, and the Group’s products in these markets have been free of CFCs for several years. The Group has been a leader in the phase-out of both CFC and HCFC in new markets such as China and Brazil.

     Restricted Materials List

     The Electrolux Group has introduced a Restricted Materials List (RML), aimed at ensuring that Electrolux products meet the highest expectations for user health and safety and environmental protection. Substances used in the Group’s products must always be harmless to end-users, be in line with market expectation and should not adversely affect “end of life” properties.

     The purpose of the RML is to avoid materials that do not comply with these requirements. RML is designed to facilitate compliance with the trend toward increased regulation of chemicals in markets worldwide. By tracking applications where substances are considered even potentially hazardous, the Group is prepared to act swiftly when questions are raised by new scientific findings or regulations.

     Suppliers of materials, parts and products to the Electrolux Group are required to comply with the RML by reporting the presence of listed substances in any materials, parts or products intended for use in products, including packaging, to be sold under any Electrolux brand.

     Further information may be found at www.electrolux.com/rml.

     Recent Environmental Developments

     Implementation of the WEEE Directive

     In December 2002, the European Union adopted the WEEE (Waste Electrical and Electronic Equipment) Directive, which stipulates that as of August 2005, producers are responsible for the management and financing of treatment, recycling and disposal of waste electrical and electronic products deposited at collection facilities. The Directive should have been integrated in national legislations not later than August 2004, but by the end of January 2005 most EU countries had not done so.

     Historical and future waste

     Cost for producer responsibility refers to products sold before August 2005 (historical waste), as well as products sold after August 2005 (future waste). For historical waste, manufacturers and importers are collectively responsible for treatment, recycling and disposal in proportion to their market share. This is known as collective producer responsibility.

     For future waste, the Directive stipulates that manufacturers and importers must each finance treatment, recycling and disposal with respect to their own products, which is known as individual producer responsibility. For household appliances these costs are normally payable 12 to 15 years after actual sale according to studies by the European Commission. Therefore, financial guarantees must be provided to ensure that sufficient funds are available even if a producer or importer should withdraw from the market or go bankrupt.

     Cost of compliance

     Annual sales of Electrolux include approximately 20 million products that are covered by the WEEE Directive. These products include large and small household appliances, floor-care equipment and electrical outdoor equipment. Electrolux will incur costs for managing and recycling historical waste equipment, and also intends to make provisions for costs related to future waste. The extent of the cost will depend on a number of factors which at present cannot be accurately quantified. These factors include administration, recycling and treatment costs, including the market price of scrap metal, disposal costs for non-recyclable material and components of equipment as well as collection costs per unit and collection rates, which may vary for different countries.

     The following assumptions have been made in order to enable preliminary calculations of annual costs for Electrolux, despite uncertainty regarding the basic factors. Preliminary estimates of the annual cost for Electrolux involve the following assumptions:

•	The producers’ responsibility for management of waste starts at collection facilities.

•	The average collection rates in EU member states are 70% for refrigerators and freezers, and 50% for other large household appliances. However, these rates are highly uncertain.

•	Projected future fees for recycling, including transportation from collection facilities, are based on internal estimates derived from information supplied by waste management companies.

     On the basis of these assumptions, the estimated annual cost of historical waste for Electrolux when the Directive is fully implemented will be approximately SEK 600 million. The Directive does not require producers to provide financial guarantees for historical waste. No provisions related to recycling of historical waste are made in the balance sheet.

     Electrolux intends to make provisions for the anticipated cost of future waste on the basis of estimates of future recycling costs, discounted over anticipated product life-cycles. Using the same assumptions as for historical waste, and assuming an average lifetime of 12 years and a discount rate corresponding to prevailing market interest rates, the estimated annual cost for future waste will be approximately SEK 600 million.

     The above cost estimates are highly uncertain and could vary considerably. Electrolux participates in the European Recycling Platform and thus has access to more efficient recycling systems, which is expected to reduce these costs. Product development that enables more efficient recycling will also contribute to cost reductions.

     Compensation for WEEE-related costs

     Electrolux intends to achieve full compensation for costs incurred under the WEEE Directive. Costs related to recycling of both historical and future waste will be added to the price of products. The Directive allows producers to show the recycling cost for historical waste separately as a visible fee. It is expected that this will improve the potential for off-setting the cost.

     Experience of the introduction in Sweden in 2001, of a similar requirement of producer responsibility, shows that there was no effect on overall demand or the profitability for Electrolux products. Consumers did not appear to forego purchases in response to price increases intended to compensate for the increase in cost. However, it is too early to tell whether consumer and purchasing patterns across the EU member states after implementation of the Directive will resemble those in Sweden in 2001.

     Implementation of the RoHS Directive

     The European Union also has adopted the “Directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment”, known as the RoHS Directive. This Directive, which has not yet been implemented in the national legislation of several Member States, will ban placement in the EU market of electrical or electronic equipment containing lead, mercury, cadmium, hexavalent chromium and two groups of brominated flame retardants (PBB and PBDE) from July 1, 2006, with a limited number of exceptions.

     Almost all Electrolux electrical products must be modified to some extent to fulfill the RoHS Directive, as some of the banned substances are commonly used at present. Electrolux continues its comprehensive program to identify cost-effective alternative components and manufacturing methods in order to comply with the RoHS Directive. The Group’s suppliers have been informed and phase-out programs are in place. Electrolux will not accept deliveries containing any of the RoHS substances after July 1, 2005.

     C. Organizational Structure

     AB Electrolux is a corporation organized under the laws of the Kingdom of Sweden and the parent company of the various subsidiaries that conduct their business on a worldwide basis.

     Please see Note 29 to the consolidated financial statements for a listing of Electrolux’s significant subsidiaries.

     D. Property, Plants and Equipment

     As of December 31, 2004, Electrolux occupied a total of 58.6 million square feet of property, of which 16.5 million were leased. Approximately 62% of the property portfolio is located in Europe.

     The manufacturing operations of Electrolux were carried out at 96 locations in 25 countries. The aggregate size of these factories, including warehouses and offices at the factory sites, was 36 million square feet. The factories are, with very few exceptions, owned by Electrolux. Most of the manufacturing facilities are located in Europe. Electrolux operates 14 plants in Sweden. In general, all Electrolux’s manufacturing facilities are well maintained, suitably equipped and in good operating condition. The facilities were adequate for production requirements during 2004 and Electrolux believes they will be adequate for the foreseeable future.

     In addition to manufacturing facilities, Electrolux uses 23 million square feet of administrative offices, warehouses, distribution facilities and sales branch offices. The majority of these buildings are leased. About 1.5 million square feet (of which approximately 20% were owned) were dedicated to division and country administrative headquarters.

     In 2003 and 2004 investments were authorized for a new plant in Mexico and six new plants in Eastern Europe and Asia. The following table provides details of these facilities:

Product	Country	Annual Capacity (units)	Investment, SEKm	Start of Production
Refrigerators	Mexico	1,600,000	1,200	2005-2006
Refrigerators/freezers	Hungary	560,000	600	2005
Washing machines	Russia	150,000	80	2005
Tumble dryers	Poland[1]	600,000	270	2006
Washing machines	Poland	600,000	500	2005-2006
Dishwashers	Poland	400,000	275	2005-2006
Washing machines	Thailand	200,000	80	2003
Hobs/hoods	China	680,000	54	2005

(1)	Expansion of capacity at existing plant

     See “Item 3.D—Risk Factors—Electrolux is subject to risks relating to the relocation of manufacturing capacity” and “Item 5.B – Liquid Funds and Capital Resources – Capital Expenditure.”

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

     With net sales of SEK 120.7 billion in 2004, Electrolux believes it is the world’s largest producer of appliances and equipment for kitchen, cleaning and outdoor use combined, with operations in approximately 60 countries around the world. Electrolux sold more than 55 million products last year, including products such as refrigerators, cookers, washing machines, vacuum cleaners, chainsaws, lawnmowers and garden tractors. Electrolux’s products are targeted at both professionals and retail consumers.

     Electrolux products are classified in two areas: Consumer Durables and Professional Products. These areas form the basis for the Group’s primary segment information.

•	Consumer Durables comprises mainly major appliances (including refrigerators, freezers, cookers, dryers, washing machines, dishwashers, room air-conditioners and microwave ovens), as well as floor-care products and garden equipment;

•	Professional Products includes products for both indoor and outdoor use. Operations within Indoor Products comprise food-service equipment for hotels, restaurants and institutions, as well as laundry equipment for apartment-house laundry rooms, launderettes, hotels and other professional users. Operations within Outdoor Products comprise mainly high-performance chainsaws, clearing saws and lawn and garden equipment. The majority of these products are sold under the Husqvarna brand. This business area also includes power cutters, diamond tools and related equipment for cutting of, for example, concrete and stone.

Changes in segment reporting in 2004

     As of January 1, 2004, the Group’s garden equipment for the consumer market was reported in a new Outdoor Products segment within Consumer Durables. The new Outdoor Products segment also includes consumer outdoor products sold under the Husqvarna brand, previously reported within Professional Outdoor Products. The 2004 reporting structure reflects an organizational change within outdoor products in which all consumer and professional outdoor products were combined under one management.

Changes in segment reporting in 2005

     As of 2005, the Group’s reporting structure will be changed to comprise Indoor Products and Outdoor Products instead of Consumer Durables and Professional Products, as previously. Indoor Products comprise operations in appliances and floor-care products, as well as the professional operations in foodservice equipment and laundry equipment. Outdoor Products comprise garden equipment for the consumer market and professional outdoor products. There will be no changes of the individual segments other than for the “Rest of the world” segment which will be divided into Latin America and Asia/Pacific.

     The table below shows financial key data, excluding items affecting comparability for 2004, 2003 and 2002 in accordance with the new reporting structure established on January 1, 2005:

Operations, by business area
SEK million, unless otherwise stated	2004	Change, %	2003	Change, %	2002

Indoor Products
Europe
Net sales	42,703	-3.5	44,267	-1.9	45,128
Operating income1)	3,124	-5.0	3,289	4.9	3,136
Margin, %	7.3		7.4		6.9
Asia/Pacific
Net sales	9,139	0.3	9,112	-18.2	11,142
Operating income1)	-294	-191	-101	-731.3	16
Margin, %	-3.2		-1.1		0.1
North America
Net sales	30,767	-4.6	32,247	-8.5	35,245
Operating income1)	1,106	-30.1	1,583	-21.9	2,027
Margin, %	3.6		4.9		5.8
Latin America
Net sales	4,340	26.5	3,432	-6.1	3,654
Operating income1)	135	33.7	101	159.0	39
Margin, %	3.1		2.9		1.1
Professional Products
Net sales	6,440	-20.6	8,113	-25.5	10,887
Operating income1)	442	-20.5	556	-26.2	753
Margin, %	6.9		6.9		6.9

Total Indoor Products
Net sales	93,389	-3.9	97,171	-8.4	106,056
Operating income1)	4,513	-16.9	5,428	-9.1	5,971
Margin, %	4.8		5.6		5.6

Outdoor Products
Consumer Products
Net sales	17,579	2.1	17,223	-5.5	18,229
Operating income1)	1,552	4.0	1,493	3.3	1,445
Margin, %	8.8		8.7		7.9
Professional Products
Net sales	9,623	0.3	9,596	10.1	8,719
Operating income1)	1,479	1.2	1,462	2.2	1,431
Margin, %	15.4		15.2		16.4

Total Outdoor Products
Net sales	27,202	1.4	26,819	-0.5	26,948
Operating income1)	3,031	2.6	2,955	2.7	2,876
Margin, %	11.1		11.0		10.7

(1)        Operating income by business area is presented after excluding items affecting comparability because this is a measure which management uses to manage the operations of the Group. It is not, however, a measure under Swedish GAAP or U.S. GAAP. For more information on the use of non-GAAP measures and items affecting comparability, please see “Presentation of Information” and Note 7 to the consolidated financial statements.

Significant Actions and Transactions affecting Results and Financial Condition

     The following review of certain actions undertaken and transactions completed during the three year period 2002 through 2004 is significant for an understanding of the review of Electrolux’s results of operations and financial condition.

     Acquisitions

     Electrolux has in the past, and may in the future, engage in acquisitions. It has made in excess of 200 acquisitions during the last three decades. These acquisitions have enabled Electrolux to achieve strong market positions in Western Europe, North America and Australia.

     Electrolux made no major acquisitions during 2004. The following major acquisitions were effected during 2002 and 2003:

Acquisitions	Business Area (Product Line)	Date	Purchase Price
			(SEK million)
40% of Electrolux Home Appliances Co. Ltd, China	Consumer Durables (Core Appliances, Rest of the world)	December 29, 2003	35
Diamant Boart	Professional Outdoor (Construction Products)	July 1, 2002	1,700

     Dispositions

     Electrolux disposes of companies and businesses in the ordinary course of business in an effort to focus on core operations and to maximize efficiencies and the overall profitability of the Group.

     Electrolux effected no major dispositions during 2004. The following major dispositions were effected during 2002 and 2003:

			External	Approximate No. of
Divestments	Business Area (Product Line)	Date	Sales[1]	Employees
			(SEK million)
Compressor operation	Professional Indoor (Components)	August 1, 2003	2,800	4,100

50% interest in Vestfrost A/S	Consumer Durables (Core Appliances, Europe)	August 1, 2003	1,400	1,100

Zanussi Metallurgica	Professional Indoor (Components)	July 1, 2002	600	640

European motor operation	Professional Indoor (Components)	April 1, 2002	950	1,950

Mexican compressor plant	Professional Indoor (Components)	April 1, 2002	180	240

European home comfort operation	Consumer Durables (Home Comfort)	January 1, 2002	850	280

Remainder of leisure appliance product line	Consumer Durables (Leisure Appliance)	January 1, 2002	1,300	1,400

1.	Represents external sales of the divested operations for the full fiscal year preceding the year of divestiture.

     Spin-off of Outdoor Products

     The Board intends to spin-off the Group’s Outdoor Products operation as a separate unit to create the best possible framework for continued profitable growth for this operation, as well as to create value for shareholders. The aim is to achieve a spin-off in a cost-efficient way, which is expected to be finalized no later than mid-2006. In 2004, the Outdoor Products operation (both consumer and professional outdoor products) had total sales of approximately SEK 27 billion, an operating income of approximately SEK 3 billion and about 11,500 employees.

     Restructuring Programs

     Certain statements in this section, in particular in relation to the cost-savings that Electrolux expects to generate from its restructuring programs and other measures, are forward-looking statements and actual results may differ materially from those described below. See “Forward-Looking Statements” and “Item 3.D—Risk Factors—Electrolux may not be able to successfully implement planned cost-reduction measures and generate the expected cost-savings.” The costs of the restructuring programs are included in “items affecting comparability” as set forth below.

     2004 Restructuring Program

     In January 2004, it was decided that the refrigerator plant in Greenville, Michigan, USA, would be closed during 2005. Most of production in Greenville will be transferred to a new plant which is being built in Mexico. The Company will invest SEK 1,200 million in the Mexico plant, which will have an annual capacity of 1,600,000 units. Start-up of production is planned for in 2005. The Greenville plant has approximately 2,700 employees. The cost of closing the plant is estimated at SEK 1,100 million, of which SEK 979 million was charged against operating income in the first quarter of 2004 within items affecting comparability. Approximately half of the cost refers to write-downs on assets.

     In May 2004, it was decided that the Group’s vacuum cleaner plant in Västervik, Sweden, would be closed during the first quarter of 2005. Production was gradually transferred during the year to the Group’s plant in Hungary. The Västervik plant had approximately 500 employees. The cost for closing the plant amounted to SEK 220 million, of which SEK 167 million and SEK 20 million were charged against operating income in the second and third quarter respectively, within items affecting comparability. The remaining part was taken in operating income for Consumer Durables Europe in the fourth quarter of 2004.

     In July 2004, a restructuring program was initiated to improve profitability in the Group’s vacuum-cleaner operation in the United States. The cost of the program amounted to approximately SEK 153 million, which was charged against operating income in the third quarter within items affecting comparability. The program includes closure of a plant in El Paso, Texas and transfer of production to the Group’s plant in Mexico, as well as outsourcing of components manufactured at the Mexican plant. The program was largely finalized during the fourth quarter and affected about 850 employees.

     In the course of the year restructuring measures were also implemented within the Australian appliance operation, including production shutdowns at the cooker-hood plant in Dudley Park, Adelaide, the small refrigerator and freezer plant in Orange, the motor plant in Adelaide and the cooker plant in New Zealand, as well as divestment of the tooling business. The cost of these measures amounted to SEK 205 million, of which SEK 103 million was taken as a charge against operating income in the third quarter within items affecting comparability. The remaining part was taken in operating income in the third and fourth quarter within Consumer Durables Rest of the world. The changes affect about 550 employees.

     In November 2004 it was decided that the cooker plant in Reims, France would be closed at the end of the first quarter of 2005. The plant has approximately 240 employees. The cost of the closure, including write-down of assets and other related costs, was SEK 289 million, which was charged against operating income in the fourth quarter within items affecting comparability.

     In December 2004, it was decided that the factory for tumble-dryers in Tommerup, Denmark would be closed. Production at this plant is mainly for the professional market. Production will gradually be transferred to a new plant in Thailand and to a plant in Sweden. The transfer will start at the beginning of 2006 and is scheduled for completion at the end of 2006, when all production at Tommerup will be discontinued. The cost of the closure amounts to SEK 49 million which was charged against operating income in the fourth quarter within items affecting comparability. Approximately 180 employees will be affected.

     Restructuring To Finalize Most Relocation By 2008

     In order to strengthen the Group’s long-term competitiveness and secure its position as a leader in appliances, the Group will accelerate the ongoing process of consolidation and relocation of production.

     The measures are intended to be implemented in 2005-2008 and are expected to involve costs of approximately SEK 8-10 billion, which will be charged on an on-going basis. About two-thirds of the costs will relate to cash items, and the rest to write-downs on assets.

     Savings will be generated gradually and are estimated to amount to approximately SEK 2.5-3.5 billion on an annual basis from 2009.

     The intention is to finalize most relocation by 2008 and that measures thereafter will refer mainly to normal efficiency improvements.

     During 2004, the Group decided to close four plants within appliances and two within floor-care products. After these plants have been closed, Electrolux will operate a total of 43 production units within appliances and floor-care products, of which 16 are in low-cost countries. It is estimated that about half of the remaining plants in high-cost countries are at risk and may need to be relocated.

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

     A charge of SEK 1,338 million was recorded against operating income during the fourth quarter of 2002 in respect of the 2002 Restructuring Program. Slightly more than half of the amount relates to items other than asset write-downs, mainly layoffs.

     Other Factors Affecting Results

     Impairment of Assets

     All long-lived assets, including goodwill, are evaluated for impairment yearly or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Different methods have been used for this evaluation, depending on the availability of information. When available, market value has been used and impairment charges have been recorded when this information indicated that the carrying amount of an asset was not recoverable. In the majority of cases, however, market value has not been available, and the fair value has been estimated by using the discounted cash flow method based on expected future results. Significant differences in the estimation of expected future results and the discount rates used could have resulted in different asset valuations. No major impairment charges were made as a result of the annual test performed in December 2004.

     In 2003, there was a write-down of assets in Nordwaggon. Nordwaggon is a Swedish-based railcar operator that is owned 50% by Electrolux and 50% by the Swedish-state-owned Swecarrier. Nordwaggon has made a write-down and taken a provision referring to railcars. The Group’s participation has therefore been written down in the amount of SEK 85 million.

     Foreign Exchange Effects

     During 2004, changes in exchange rates compared to the previous year had a negative impact of approximately SEK -84 million on operating income. Approximately SEK -214 million of this amount referred to translation of income statements in subsidiaries, resulting mainly from the strengthening of the Swedish krona against the U.S. dollar. Transaction effects, net of hedging contracts, amounted to approximately SEK 130 million and referred largely to the strengthening of the British pound against the euro. The effect of changes in exchange rates on income after financial items amounted to approximately SEK -87 million.

     During 2003, changes in exchange rates had a net negative impact on operating income of approximately SEK –930 million. Approximately SEK –610 million of that amount refers to translation of income statements in subsidiaries and was mainly due to the strengthening of the Swedish krona against the U.S. dollar. Transaction effects, net of hedging contracts, amounted to approximately SEK –320 million and referred largely to the weakening of the British pound against the euro. The transaction amount includes a positive impact of approximately SEK 69 million from hedging. The effect of changes in exchange rates on income after financial items amounted to approximately SEK –855 million.

     Seasonality

     Demand for certain of Electrolux’s products is affected by seasonality. Generally, market demand in the outdoors products segment and for room air conditioners is lower during the winter season. As a result, Electrolux’s outdoor products and room air conditioners product line experience most of their sales volume and profitability in the first seven months of the year. On a year-to-year basis, market demand for lawn mowers, trimmers and air conditioners is also affected by the weather. Electrolux expects this seasonality to continue in the future.

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

     Items affecting comparability included in operating income amounted to SEK –1,960 million in 2004, consisting of costs for the closure of the following plants: the vacuum-cleaner plant in El Paso, USA; the refrigerator plant in Greenville, USA; the vacuum-cleaner plant in Västervik, Sweden; the cooker plant in Reims, France; and the tumble dryer factory in Tommerup, Denmark. Items affecting comparability also includes costs relating to restructuring measures implemented within the Australian appliances operations, the settlement of a vacuum-cleaner lawsuit in the United States as well as reversals of unused amounts from previous restructuring programs. Items affecting comparability included in operating income amounted to SEK -463 million in 2003 (consisting of a capital loss on its compressor product line of SEK -85 million, provision for loan guarantees of SEK -293 million and impairment charges of SEK -85 million) and SEK -434 million in 2002 (consisting of capital gains on the sale of leisure appliances of SEK 1,800 million and other capital gains of SEK 110 million, offset by restructuring and impairment charges of SEK 2,344 million).

Items affecting comparability(1)
SEK million	2004	2003	2002

Restructuring provisions and write-downs
Refrigerator plant in Greenville, USA (Q1 2004)	-979
Vacuum-cleaner plant in Västervik, Sweden (Q3, Q2 2004)	-187
Floor-care products, North America (Q3 2004)	-153
Appliances, Australia (Q3 2004)	-103
Cooker factory in Reims, France (Q4 2004)	-289
Tumble dryer plant, Denmark (Q4 2004)	-49
Reversal of unused restructuring provisions (Q4 2004)	39
Major appliances, mainly outside Europe, and compressors			-1,338
Write-down of assets within compressors and other underperforming operations			-1,006
Write-down of participation in Nordwaggon (Q4 2003)		-85
Capital gains and losses on divestments
Compressor operation (Q3 2003)		-85
Leisure-appliance operation			1,800
European home-comfort operation			85
Zanussi Metallurgica and other			25
Other
Settlement in vacuum-cleaner lawsuit in USA (Q2 2004)	-239
Provision for German launderette operators (Q3 2003)		-293

Total	-1,960	-463	-434

     A. Operating Results

     The following table sets out selected income statement data for the years ended December 31, 2004, 2003 and 2002:

Consolidated Income Statement Data	2004	2003	2002
		(SEK million)
Net Sales	120,651	124,077	133,150
Operating Income	4,714	7,175	7,731
Income After Financial Items	4,359	7,006	7,545
Net Income	3,148	4,778	5,095

Results of Operations For 2004 as Compared to 2003

     Consolidated Results

     Consolidated Net Sales

     Net sales for the Electrolux Group in 2004 amounted to SEK 120,651 million, as compared to SEK 124,077 million in 2003. The decline refers to changes in exchange rates and divestments, while changes in volume/price/mix had a positive effect.

     In terms of business areas, net sales for Consumer Durables declined by 1.6% to SEK 104,528 million (106,281) and net sales for Professional Products by 9.3% to SEK 16,063 million (17,709). The decline for Consumer Durables was mainly due to changes in exchange rates, related primarily to the weakening of the U.S. dollar against the Swedish krona. The decline for Professional Products referred to divestments and changes in exchange rates.

     In comparable currencies, sales for Consumer Durables increased by 2.6%, while sales for Professional Products declined by 7.0%.

     The following table sets forth details of changes in Group net sales in 2004 and 2003:

	2004	2003
	%	%
Changes in Group structure(1)	-2.0	-0.9
Changes in exchange rates	-4.0	-9.2
Changes in volume/price/mix	3.2	3.3

Total	-2.8	-6.8

1. For further details of changes in the Group structure, see “—Significant Actions and Transactions Affecting Results and Financial Condition” above

     Consolidated Operating Income

     The Group’s operating income for 2004 decreased by 34.3% to SEK 4,714 million (7,175), corresponding to 3.9% (5.8) of net sales. The decline relates mainly to costs for restructuring within Consumer Durables, which amounted to SEK 1,711 million in 2004. See “Item 5—Operating and Financial Review and Prospects—Items affecting comparability”. Depreciation and amortization in 2004 amounted to SEK 3,178 million (3,353), of which SEK 155 million (182) referred to goodwill.

     Excluding items affecting comparability, operating income for Consumer Durables declined by 11.7% as a result of lower volumes in some product categories and markets, downward pressure on prices, higher investments in brand building and R&D, as well as higher costs for materials and components. The margin for Consumer Durables were lower than in the previous year. Operating income for Professional Products, excluding items affecting comparability, declined by 4.8% to SEK 1,921 million (2,018), due to divestments and changes in exchange rates. Margin improved over the previous year.

     In comparable currencies, operating income for Consumer Durables decreased by 8.4% and for Professional Products by 3.7%.

     Income After Financial Items

     Income after financial items decreased by 37.8% to SEK 4,359 million (7,006) corresponding to 3.6% (5.6) of net sales. Net financial items declined to SEK –355 million (–169), mainly due to higher costs for hedging the Group’s net investments in foreign subsidiaries following the decline in Swedish interest rates. Increased interest rates on borrowings in U.S. dollar, and lower interest income as a result of lower Swedish and Euro interest rates also had a negative impact.

     Taxes

     Total taxes in 2004 amounted to SEK 1,210 million (2,226), corresponding to 27.8% (31.8) of income after financial items. The effective tax rate (excluding items affecting comparability) in 2004 was 29,8%, as compared to 29.8% in 2003.

     Consolidated Results Excluding Items Affecting Comparability

     As discussed above, Swedish GAAP requires companies to disclose information in their financial statements as to events and transactions with effects on income that are of significance when income from the period is compared with that of other periods. Electrolux reports these events and transactions on the line-item “Items affecting comparability” which appears separately on the face of the income statement and in Note 7 to the consolidated financial statements set forth elsewhere herein. The above income figures for 2004 include items affecting comparability in the amount of SEK -1,960 million (-463). Excluding items affecting comparability, operating income for 2004 declined by 12.6% to SEK 6,674 million (7,638), which represents 5.5% (6.2) of net sales. Income after financial items decreased by 15.4% to SEK 6,319 million (7,469), which corresponds to 5.2% (6.0) of net sales. Net income declined by 15.4% to SEK 4,435 million (5,241), corresponding to a decline of 11.1% in net income per share to SEK 14.87 (16.73). Excluding items affecting comparability, the effective tax rate was 29.8% (29.8). The return on equity was 17.9% (18.9) and the return on net assets was 21.7% (23.7).

Key data excluding items affecting comparability(1)
SEK million, unless otherwise stated	2004		Change	2003	Change	2002

Net sales	120,651		-2.8%	124,077	-6.8%	133,150
Operating income	6,674		-13%	7,638	-6.5%	8,165
Margin, %	5.5			6.2		6.1
Income after financial items	6,319		-15%	7,469	-6.4%	7,979
Net income	4,435		-15%	5,241	-5.1%	5,521
Net income per share, SEK[2]	14.87		-11%	16.73	-0.9%	16.88

Dividend per share, SEK	7.00	3)	7.7%	6.50	8.3%	6.00
Return on equity, %	17.9			18.9		18.6
Return on net assets, %	21.7			23.7		22.6
Value creation	2,978		-471	3,449	-12	3,461
Net debt/equity ratio	0.05			0.00		0.05
Operating cash flow	3,224		13%	2,866	-63%	7,665
Capital expenditure	4,515		30%	3,463	3.8%	3,335
Average number of employees	72,382		-6.2%	77,140	-5.9%	81,971

1.	For key data, including items affecting comparability, see “Item 3.A—Key Information—Selected Financial Data”.

2.	Basic.

3.	Proposed by the Board of Directors.

     Value Creation

     Value creation is a performance measure extensively used by Electrolux for internal reporting purposes, as a management tool for measuring and evaluating financial performance within the Group as well as a basis for remuneration.

     Value creation is not a measure determined in accordance with GAAP. Electrolux believes however that its definition links operating income and asset efficiency with the cost of the capital employed in operations. Value creation should not be considered as an alternative measure of performance and may not be comparable to similar measures disclosed by other companies because value creation is not uniformly defined.

     Value creation is measured excluding items affecting comparability and defined as operating income less the weighted average cost of capital (WACC) on average net assets during a specific period.

     Value creation is reconciled to operating income as follows:

	2004	2003	2002	2001	2000
		(SEK millions, except percentages)
Operating Income	4,714	7,175	7,731	6,281	7,602

Excluding items affecting comparability	1,960	463	434	141	448

	6,674	7,638	8,165	6,422	8,050
Less asset capital charge	3,696	4,189	4,704	6,160	5,627

Value Creation	2,978	3,449	3,461	262	2,423

Weighted Average Cost of Capital x	12%	13%	13%	14%	14%

Average net assets =	30,797	32,226	36,182	44,002	40,194

Asset capital charge	3,696	4,189	4,704	6,160	5,627

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

     Total value created in 2004 amounted to SEK 2,978 million (3,449). The decline refers mainly to the decrease in operating income, which was partly offset by a decline in average net assets. The capital turnover rate was 3.92, as against 3.85 in the previous year. The WACC rate for 2004 was computed at 12%, as compared against 13% for 2003. The change in the WACC rate had a positive impact of SEK 308 million on value created in 2004.

     Results of Operations by Business Area

     Electrolux products are classified in two areas: Consumer Durables and Professional Products. These areas form the basis for the Group’s primary segment information.

•	Consumer Durables comprises mainly major appliances, (including refrigerators, freezers, cookers, dryers, washing machines, dishwashers, room air-conditioners and microwave ovens), as well as floor-care products and garden equipment;

•	Professional Products includes products for both indoor and outdoor use. Operations within Indoor Products comprise food-service equipment for hotels, restaurants and institutions, as well as laundry equipment for apartment-house laundry rooms, launderettes, hotels and other professional users. Operations within Outdoor Products comprise mainly high-performance chainsaws, clearing saws and lawn and garden equipment. The majority of these products are sold under the Husqvarna brand. This business area also includes power cutters, diamond tools and related equipment for cutting of, for example, concrete and stone.

     Within Consumer Durables, the white-goods operation is managed regionally, while floor-care products is managed globally. Consumer Outdoor Products is, together with Professional Outdoor Products, managed globally. In the Group’s external financial reporting, floor-care products is reported together with white goods within the respective geographical regions, since these products are sold in the same markets and to a large extent to the same retailers, and are therefore exposed to similar risks. Consumer Outdoor Products is reported separately within Consumer Durables.

     The following tables set out certain information regarding Electrolux’s net sales and operating income by business area.

Net Sales by Business Area	2004		2003[2]		2003[3]
	SEK million	%[1]	SEK million	%[1]	SEK million	%[1]
Consumer Durables	104,528	86.6	106,281	85.6	105,021	84.7
Professional Products	16,063	13.3	17,709	14.3	18,969	15.2
Other	60	0.1	87	0.1	87	0.1

Total consolidated amounts	120,651	100.0	124,077	100.0	124,077	100.0

1.	As a percentage of total consolidated net sales.

2.	Based on 2004 segmental reporting structure. See “Changes in Segment Reporting in 2004” above.

3.	Based on 2003 segmental reporting structure.

Operating Income by Business Area (Excluding Items Affecting Comparability)	2004		2003[3]		2003[4]
	SEK million	%[2]	SEK million	%[2]	SEK million	%[2]
Consumer Durables[1]	5,623	74.5	6,365	75.9	6,250	74.6
Professional Products[1]	1,921	25.5	2,018	24.1	2,132	25.4
Common Group costs, etc.	-870	—	-745	—	-744	—
Items affecting comparability	-1,960	—	-463	—	-463	—

Total Operating Income	4,714	—	7,175	—	7,175	—

1.	Operating income by business area is presented after excluding items affecting comparability because this is a measure which management uses to manage the operations of the Group. It is not, however, a measure under Swedish GAAP or U.S. GAAP. For more information on the use of non-GAAP measures and items affecting comparability, please see “Presentation of Information” and Note 7 to the consolidated financial statements.

2.	As a percentage of total operating income, excluding items affecting comparability and common group costs.

3.	Based on 2004 segmental reporting structure. See “Changes in Segment Reporting in 2004” above.

4.	Based on 2003 segmental reporting structure.

     The following discussion includes statements about operating income and operating margin with respect to the Consumer Durables and Professional Products business areas. Both operating income and operating margin for these business areas are presented excluding items affecting comparability. These financial measures are not measures under Swedish GAAP or U.S. GAAP. For more information on non-GAAP financial measures and items affecting comparability and U.S. GAAP, see “Presentation of Information” and Note 30 to the consolidated financial statements.

Consumer Durables

Consumer Durables by Region	2004	2003
	(SEK million, except percentage
	amounts and employee numbers)
Europe

Net sales	42,703	44,267
Operating income(1)	3,124	3,289
Operating margin, %(2)	7.3	7.4
Net assets(3)	6,121	5,873
Return on net assets, %(4)	46.1	46.1
Capital expenditure	1,561	1,202
Average number of employees	26,146	27,788

North America

Net sales	30,767	32,247
Operating income(1)	1,106	1,583
Operating margin, %(2)	3.6	4.9
Net assets(3)	6,619	7,683
Return on net assets, %(4)	14.3	18.8
Capital expenditure	1,439	618
Average number of employees	16,329	15,249

Consumer Durables by Region	2004	2003
	(SEK million, except percentage
	amounts and employee numbers)
Rest of the world

Net sales	13,479	12,544
Operating income(1)	-159	0
Operating margin, %(2)	-1.2	0.0
Net assets(3)	5,062	4,420
Return on net assets, %(4)	-3.5	0.0
Capital expenditure	438	470
Average number of employees	13,547	15,389

Consumer Outdoor Products

Net sales	17,579	17,223
Operating income(1)	1,552	1,493
Operating margin, %(2)	8.8	8.7
Net assets(3)	4,578	4,498
Return on net assets, %(4)	26.8	25.6
Capital expenditure	517	560
Average number of employees	6,041	5,633

1.	Excludes items affecting comparability.

2.	Defined as operating income excluding items affecting comparability expressed as a percentage of net sales.

3.	Defined as total assets exclusive of liquid funds, interest bearing financial receivables, as well as non-interest-bearing liabilities and excluding items affecting comparability.

4.	Defined as operating income as a percentage of average net assets, excluding items affecting comparability.

     Operations in Europe

     Major Appliances. Total industry shipments of core appliances in Europe in 2004 increased in volume by approximately 3.8% over 2003. Western Europe showed an increase of about 2%, while the increase in Eastern Europe was almost 9%. A total of 78.1 (73.1) million units of appliances (excluding microwave ovens) were estimated to have been shipped in the European market during 2004. Of these, a total of 56.4 (55.0) million units referred to Western Europe.

     Group sales of appliances in Europe for the full year were somewhat lower than in 2003, mainly as a result of the divestment of Vestfrost in 2003, and lower volumes in Western Europe, particularly in Germany. Sales in Eastern Europe showed a continued positive trend. Operating income and margin declined as a result of lower volumes, higher investments in brand-building and increased costs for materials, particularly in the fourth quarter.

     Floor-care. Market demand for floor-care products in Europe rose by approximately 8% in 2004. The increase in demand referred primarily to the low-price segments. Group sales declined in comparison with the previous year. Operating income and margin declined as a result of lower volumes and downward pressure on prices. Costs related to transfer of production from Sweden to Hungary also had a negative impact.

     Operations in North America

     Major Appliances. In the United States, industry shipments of core appliances in 2004 increased in volume by approximately 8%, while shipments of major appliances (including room air-conditioners and microwave ovens) rose by approximately 6%. Total industry shipments in 2004 amounted to 47.1 (43.5) million units, excluding room air-conditioners and microwave ovens.

     Group sales of core appliances in North America showed good growth in U.S. dollars, but declined in SEK. Operating income for the full year in U.S. dollars was in line with 2003, despite higher costs for materials and increased investments in product innovations and brand building. Sales in the fourth quarter were particularly strong and showed a significant increase in SEK. Operating income in the fourth quarter increased substantially and margin improved, as a result of higher volumes, improved productivity and a positive pricing trend.

     Floor-care Products. The market for floor-care products in the United States increased by approximately 4% in volume over the previous year. Group sales showed a marked decline. Operating income was substantially lower than in 2003 as a result of downward pressure on prices and lower volumes particularly in the lower price segments. Income in the fourth quarter was positive, following two weak quarters, as a result of implemented restructuring.

     Operations in Rest of the World

     Brazil. The market for core appliances in Brazil showed a strong upturn for the year as a whole. Group sales of appliances rose substantially on the basis of strong demand, increased prices and new product launches. Operating income improved and was positive.

     India and China. Group sales of appliances in India increased in comparison with the previous year, mainly within air-conditioners and microwave ovens, which have been added to the product offering. Operating income for the Indian operation improved substantially, but was still negative.

     Group sales of appliances in China declined from the previous year. Operating income for the Chinese operation showed a substantial downturn in the fourth quarter and the operating loss for the full year was larger than in 2003. The negative trend in income in the fourth quarter was mainly due to an increase of the provision for warranties related to prior years. Lower volumes and downward pressure on prices also had a negative impact on operating income for the full year.

     Australia. The market for appliances in Australia increased in volume. Sales for the Group’s Australian operation were largely unchanged for the year as a whole. Operating income showed a substantial downturn for the full year, but improved considerably in the fourth quarter as a result of implemented restructuring and new product launches. Operating income was negatively impacted by costs for restructuring in the amount of approximately SEK 100 million. This in addition to the restructuring charge of SEK 103 million that was reported in the third quarter within items affecting comparability.

     Consumer Outdoor Products

     Demand for consumer outdoor products in Europe in 2004 is estimated to have increased somewhat over the previous year. Sales for the Group’s European operation showed good growth. Operating income and margin improved considerably as a result of higher sales of products imported from the Group’s U.S. operation, an improved product mix and lower operating costs. Both sales and operating income for the Group’s North American operation increased somewhat in U.S. dollars but declined in SEK. Operating margin was largely unchanged in comparison with 2003.

Professional Products

Professional Indoor Products	2004	2003
	(SEK million, except percentage
	amounts and employee numbers)
Net sales	6,440	8,113
Operating income(1)	442	556
Operating margin, %(2)	6.9	6.9
Net assets(3)	1,018	974
Return on net assets, %(4)	41.7	38.3
Capital expenditure	144	278
Average number of employees	3,595	6,126

Professional Outdoor Products	2004	2003
	(SEK million, except percentage
	amounts and employee numbers)
Net sales	9,623	9,596
Operating income(1)	1,479	1,462
Operating margin, %(2)	15.4	15.2
Net assets(3)	3,869	4,117
Return on net assets, %(4)	35.6	35.0
Capital expenditure	393	283
Average number of employees	5,616	5,759

1.	Excludes items affecting comparability.

2.	Defined as operating income excluding items affecting comparability expressed as a percentage of net sales.

3.	Defined as total assets exclusive of liquid funds, interest bearing financial receivables, as well as non-interest-bearing liabilities and excluding items affecting comparability.

4.	Defined as operating income as a percentage of average net assets, excluding items affecting comparability.

     Professional Indoor Products

     Overall, sales of Professional Indoor Products were in line with the previous year, after adjustment for divestments. Operating income and margin improved somewhat for comparable units.

     Food-service equipment. Demand for food-service equipment in 2004 is estimated to have been somewhat lower than in the previous year. Group sales for the year were largely unchanged. Operating income declined slightly, mainly due to the costs of entering the U.S. market.

     Laundry equipment. Group sales of laundry equipment in local currency were in line with the previous year. Operating income improved somewhat on the basis of implemented price increases and lower production costs, despite the negative impact of changes in exchange rates.

     Professional Outdoor Products

     Demand for professional chainsaws in 2004 is estimated to have increased in most major markets. Group sales showed strong growth over the previous year.

     Group sales of commercial lawn and garden equipment declined for the full year, mainly due to lower pre-season sales than in 2003. Overall, sales of construction equipment in local currency were in line with the previous year, showing an increase in North America and a decrease in Europe, Asia and Australia.

     Total sales of Professional Outdoor Products increased in local currency. Operating income and margin were largely unchanged. Margin was negatively impacted by changes in exchange rates.

Results of Operations For 2003 as Compared to 2002

     Consolidated Results

     Consolidated Net Sales

     Net sales for the Electrolux Group in 2003 amounted to SEK 124,077 million, as compared to SEK 133,150 million in 2002. This decrease primarily reflects changes in exchange rates. Net sales were also affected by divestments in certain operations, including the European compressor operation and Vestfrost A/S, which businesses generated aggregate sales of SEK 4,200 million in 2002.

     In terms of business areas, net sales for Consumer Durables decreased by 5.8% to SEK 105,021 million (111,520). Aggregate net sales for Professional Products declined by 11.7% to SEK 18,969 million (21,484).

     The decline for Consumer Durables is principally due to changes in exchange rates, and the decline for Professional Products is primarily due to divestments.

     The following table sets forth details of changes in Group net sales in 2003 and 2002:

	2003	2002
	%	%
Changes in Group structure(1)	-0.9	-3.4
Changes in exchange rates	-9.2	-4.1
Changes in volume/price/mix	3.3	5.5

Total	-6.8	-2.0

1.	For further details of changes in the Group structure, see “—Significant Actions and Transactions Affecting Results and Financial Condition” above

     Consolidated Operating Income

     The Group’s operating income for 2003 decreased by 7.2% to SEK 7,175 million (7,731), corresponding to 5.8% (5.8) of net sales. The decrease relates mainly to changes in exchange rates.

     Excluding items affecting comparability, operating income for Consumer Durables decreased by 5.1% to SEK 6,250 million (6,587). Operating income for Professional Products, excluding items affecting comparability, decreased by 5.7% to SEK 2,132 million (2,261) due principally to changes in exchange rates. Depreciation and amortization in 2003 amounted to SEK 3,353 million (3,854) of which SEK 182 million (230) related to goodwill.

     In comparable currencies, operating income for Consumer Durables increased by 3.4% and operating income for Professional Products declined by 1.9%.

     Income After Financial Items

     Income after financial items decreased by 7.1% to SEK 7,006 million (7,545) corresponding to 5.6% (5.7) of net sales. Net financial items amounted to SEK –169 million (–186 million). The improvement is due mainly to reduction in net borrowings. Total financial income amounted to SEK 794 million (947 million), while total financial expenses amounted to SEK –963 million (–1,133 million).

     Taxes

     Total taxes for 2003 amounted to SEK 2,226 million (2,459), corresponding to 31.8% (32.6) of income after financial items. The effective tax rate (excluding items affecting comparability) in 2003 was 29.8%, as compared to 30.9% in 2002.

     Consolidated Results Excluding Items Affecting Comparability

     As discussed above, Swedish GAAP requires companies to disclose information in their financial statements as to events and transactions with effects on income that are of significance when income from the period is compared with that of other periods. Electrolux reports these events and transactions on the line-item “Items affecting comparability” which appears separately on the face of the income statement and in Note 7 to the consolidated financial statements set forth elsewhere herein. During 2003, items affecting comparability amounted to SEK –463 million (–434). Excluding items affecting comparability, operating income decreased by 6.5% to SEK 7,638 million (8,165), representing 6.2% (6.1) of net sales. Income after financial items declined by 6.4% to SEK 7,469 million (7,979), corresponding to 6.0% (6.0) of net sales. Net income decreased by 5.1% to SEK 5,241 million (5,521), and net income per share declined by 0.9% to SEK 16.75 (16.90). Excluding such items affecting comparability, the effective tax rate was 29.8% (30.9%), the return on equity was 18.9% (18.6) and the return on net assets was 23.7% (22.6).

     Value Creation

     See “Results of Operations for 2004 as compared to 2003 – Value Creation” above.

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

     Results of Operations by Business Area

     The following tables set out certain information regarding Electrolux’s net sales and operating income by business area.

	2003		2002
	SEK		SEK
Net Sales by Business Area	million	%[1]	million	%[1]
Consumer Durables	105,021	84.7	111,520	83.8
Professional Products	18,969	15.2	21,484	16.1
Other	87	0.1	146	0.1

Total consolidated amounts	124,077	100.0	133,150	100.0

1.	As a percentage of total consolidated net sales.

	2003		2002
Operating Income by Business Area (Excluding Items Affecting	SEK		SEK
Comparability)	million	%[2]	million	%[2]
Consumer Durables[1]	6,250	74.6	6,587	74.4
Professional Products[1]	2,132	25.4	2,261	25.6
Common Group costs, etc.	-744	—	-683	—
Items affecting comparability	-463	—	-434	—

Total Operating Income	7,175	—	7,731	—

1.	Operating income by business area is presented after excluding items affecting comparability because this is a measure which management uses to manage the operations of the Group. It is not, however, a measure under Swedish GAAP or U.S. GAAP. For more information on the use of non-GAAP measures and items affecting comparability, please see “Presentation of Information” and Note 7 to the consolidated financial statements.

2.	As a percentage of total operating income, excluding items affecting comparability and common group costs.

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

     The markets for Consumer Durables in both Europe and the United States were characterized by an increased downward pressure on prices. This was offset, however, by improved manufacturing efficiencies, savings from restructuring and lower costs for materials and components.

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

     The following discussion includes statements about operating income and operating margin with respect to the Consumer Durables and Professional Products business areas. Both operating income and operating margin for these business areas are presented excluding items affecting comparability. These financial measures are not measures under Swedish GAAP or U.S. GAAP. For more information on non-GAAP financial measures and items affecting comparability and U.S. GAAP, see “Presentation of Information” and Note 30 to the consolidated financial statements.

     Consumer Durables

Consumer Durables By Region	2003	2002
	(SEK million, except percentage
	amounts and employee numbers)
Europe

Net Sales	47,312	48,250
Operating Income(1)	3,382	3,265
Operating Margin, %(2)	7.1	6.8
Net Assets(3)	6,977	7,576
Return on net assets, %(4)	40.4	37.1
Capital Expenditure	1,269	1,328
Average number of employees	28,755	30,837

North America

Net Sales	45,063	48,450
Operating Income(1)	2,866	3,271
Operating Margin, %(2)	6.4	6.8
Net Assets(3)	10,724	12,874
Return on net assets, %(4)	22.8	21.8
Capital Expenditure	1,089	984
Average number of employees	19,602	18,318

Rest of the world

Net Sales	12,646	14,820
Operating Income(1)	2	51
Operating Margin, %(2)	—	0.3
Net Assets(3)	4,461	3,913
Return on net assets, %(4)	—	0.3
Capital Expenditure	470	406
Average number of employees	15,418	17,518

1.	Excludes items affecting comparability.

2.	Defined as operating income excluding items affecting comparability expressed as a percentage of net sales.

3.	Defined as total assets exclusive of liquid funds, interest bearing financial receivables, as well as non-interest-bearing liabilities and excluding items affecting comparability.

4.	Defined as operating income as a percentage of average net assets, excluding items affecting comparability.

     Operations in Europe

     Major Appliances. Industry shipments of core appliances in Europe increased in volume by approximately 4% during 2003 as compared with 2002. This industry-wide growth relates primarily to Eastern Europe with industry shipments increasing by approximately 10% during 2003 compared with 2002. Industry shipments of white goods in Western Europe increased by approximately 3%. A total of 72.6 (69.6) million units of appliances (excluding microwave ovens) were estimated to have been shipped in the European market during 2003. Of these, a total of 55.0 (53.6) million units were estimated to have been shipped in Western Europe.

     Group sales of appliances in Europe increased in volume, with growth particularly in Eastern Europe, Spain and the United Kingdom. Group operating income and margin was in line with the previous year.

     Floor-care. The general market for floor-care products in Europe grew in volume terms, particularly in the lower price segments where Electrolux does not compete. Group sales for floor-care products declined compared with 2002, due principally to lower sales volumes. Operating income improved, principally as a result of a better product mix and implemented restructuring.

     Consumer Outdoor Products. Demand for Group consumer outdoor products in Europe was weaker in 2003 than in 2002, mainly due to unfavorable weather. Group sales in Europe declined, although Group operating income improved.

     Operations in North America

     Major Appliances. In the United States, industry shipments of core appliances increased by approximately 4% from 2002. Industry shipments of major appliances (i.e., inclusive of room air-conditioners and microwave ovens) rose by approximately 8%. The U.S. market for core appliances (exclusive of microwave ovens and room air-conditioners), which consists of industry shipments from domestic producers plus imports, amounted to 43.5 (41.7) million units in 2003.

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

     Operations in Rest of the World

     Brazil. The market for appliances in Brazil showed a considerable downturn for 2003. However, shipments in the fourth quarter of 2003 were largely unchanged compared with the same period in 2002. The market for appliances in Australia showed an upturn in volume in 2003 compared with the previous year. In Brazil, sales of appliances grew in local currency, but declined following translation into SEK. Operating income improved from the previous year, but was still negative.

     India and China. In India and China, sales of appliances were substantially lower in 2003 compared with 2002 as a result of implemented restructuring and focusing of operations on core areas. Income for both operations remained negative in 2003, but improved from 2002, mainly in the fourth quarter. In China, production of refrigerators was consolidated from two plants to one. In India, production was discontinued at both compressor plants and at one of the three refrigerator plants. Capacity was reduced in the remaining refrigerator plants. In addition, as Asia is becoming an important base for sourcing, a new purchasing office was established in the region in 2003. Both the Indian and Chinese operations are being increasingly integrated into the Group, participating in global products councils, and benefiting from other supporting Group processes in purchasing, talent management, branding and improved manufacturing efficiency.

     Australia. The Australian operation, which was acquired at the beginning of 2001, showed a decline in both sales and operating income, although operating margin in 2003 was in line with 2002. The Australian operation markets appliances under eight different brands. During the year, a process was initiated to reduce the number of brands to three and at the same time introduce the Electrolux brand. The Group is also strengthening the product portfolio in Australia with a substantial number of new products in 2004.

     Professional Products

Professional Products	2003	2002
	(SEK million, except percentage
	amounts and employee numbers)
Professional Outdoor Products
Net Sales	10,856	10,597
Operating Income(1)	1,576	1,508
Operating Margin, %(2)	14.5	14.2
Net Assets(3)	4,429	3,866
Return on net assets, %(4)	34.2	46.9
Capital Expenditure	305	229
Average number of employees	6,043	5,945

Professional Indoor Products

Net Sales	8,113	10,887
Operating Income(1)	556	753
Operating Margin, %(2)	6.9	6.9
Net Assets(3)	974	1,621
Return on net assets, %(4)	38.3	22.0
Capital Expenditure	278	295
Average number of employees	6,126	7,995

1.	Excludes items affecting comparability.

2.	Defined as operating income excluding items affecting comparability expressed as a percentage of net sales.

3.	Defined as total assets exclusive of liquid funds, interest bearing financial receivables, as well as non-interest-bearing liabilities and excluding items affecting comparability.

4.	Defined as operating income as a percentage of average net assets, excluding items affecting comparability.

     Professional Indoor Products

     Total sales for Professional Indoor Products were lower in 2003 compared to 2002 mainly as a result of the divestment of the compressor operation. Operating income declined, but with an unchanged margin.

     Food-Service Equipment. Demand for food-service equipment was considerably lower in 2003 compared to 2002 particularly in some key markets in Southern Europe and the Nordic region. Sales declined as operating income showed a substantial downturn.

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

     During 2002, the Group divested Zanussi Metallurgica, its European motor operation and its Mexican compressor plant. These operations had aggregate annual sales of approximately SEK 1,730 million. For a discussion of these dispositions, see “Item 5—Factors Affecting Results—Dispositions”.

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

     B. Liquid Funds and Capital Resources

     Operating cash flow is the Group’s primary source of liquid funds. Electrolux also utilizes long-term and short-term borrowings as a source of liquid funds. The Group’s liquid funds and capital resources are managed by the Group’s treasury operations in accordance with the Electrolux internal financing policy. For additional discussion regarding liquid funds and capital resources, please see “Item 11—Quantitative and Qualitative Disclosures About Market Risk—Financing Risk”.

     Liquid Funds

     Liquid funds consist of short-term investments (less than one year) and cash equivalents. The book value of liquid funds is approximately equal to fair value.

     The Group’s goal is to ensure that the level of liquid funds corresponds to at least 2.5% of annualized net sales. This means that liquid funds less short-term borrowings shall exceed zero, taking into account fluctuations referring to acquisitions, divestments and seasonal variations.

     As shown in the table below, liquid funds as a percentage of annualized net sales have considerably exceeded the Group’s minimum criterion in recent years, primarily as a result of positive operating cash flow and divestment of operations.

Liquidity profile	2004	2003	2002
	(SEK million)
Investments with maturities over three months	265	3,783	7,602
Investments and deposits with maturities up to three months	7,675	8,207	6,698
Fair value derivative assets included in short-term investments	762	612	—

Liquid funds	8,702	12,602	14,300
% of annualized net sales	7.7	11.3	11.8
Net liquidity	2,799	8,593	12,682
Fixed-interest term, days	61	64	48
Effective yield, % (average per annum)	2.4	4.4	4.4

     For 2004, liquid funds amounted to SEK 8,702 million (12,602), corresponding to 7.7% (11.3) of annualized net sales for 2003, liquid funds amounted to 11.3% (11.8%) of annualized net sales. For 2003, liquid funds amounted to 11.3% (11.8%) of annualized net sales. The net liquidity is calculated by deducting short-term loans from liquid funds. As from year 2003, long-term borrowings maturing within 12 months are included in short-term loans.

     Cash Flow from Operations

     Total cash flow from operations and investments decreased to 3,224 million in 2004 (3,723). Cash flow in 2004 was negatively impacted by a decline in income, increased capital expenditure, and a payment of approximately SEK 300 million relating to the U.S. pension fund, as well as lower proceeds from divestments and acquisitions. Cash flow was positively impacted by lower working capital with an increase in accounts payable and a decrease in accounts receivable. Lower spending on restructuring also had a positive impact.

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

Cash flow	2004	2003	2002
	(SEK million)
Cash flow from operations excluding change in operating assets and liabilities	7,140	7,150	9,051
Change in operating assets and liabilities	1,442	-857	1,854
Capital expenditures in tangible fixed assets	-4,515	-3,463	-3,335
Other	-843	36	95
Net proceeds from divestment and acquisition of operations	—	857	2,229

Total cash flow from operations and investments	3,224	3,723	9,894

     Working Capital

     Working capital at year-end 2004 amounted to SEK –436 million (4,068), corresponding to -0.4% (3.6) of annualized net sales. The substantial decline is due mainly to an increase of SEK 1,693 million in accounts payable and a net adjustment of pension assets and liabilities in the amount of SEK 2,773m in the opening balance for 2004, following implementation of the new accounting standard for employee benefits.

     Inventories in 2004 amounted to SEK 15,742 million (14,945) at year-end, and accounts receivable to SEK 20,627 million (21,172), corresponding to 13.9% (13.4) and 18.2% (18.9) of annualized net sales, respectively. Accounts payable in 2004 amounted to SEK 16,550m (14,857), corresponding to 14.6% (13.3) of annualized net sales.

Working capital	2004	2003	2002
	(SEK million)
Inventories	15,742	14,945	15,614
Accounts receivable	20,627	21,172	22,484
Accounts payable	-16,550	-14,857	-16,223
Provisions	-12,813	-9,786	-11,279
Prepaid and accrued income and expenses	-6,874	-6,787	-7,224
Tax and other assets and liabilities	-568	-619	-1,156

Working capital	-436	4,068	2,216
% of annualized net sales	-0.4	3.6	1.8

     We believe that cash flow generated from our operations, together with existing cash balances, should be sufficient to fund our working capital needs, anticipated capital expenditures and other operating needs for the foreseeable future.

     Net Borrowings

     Net borrowings at year-end 2004 rose to SEK 1,141million (-101) as a result of the share redemption program, corresponding to a value of over SEK 3 billion. See “Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers”. A positive cash-flow from operations and investments and changes in exchange rates had a positive effect on net borrowings.

Net borrowings	2004	2003	2002
	(SEK million)
Interest-bearing liabilities	9,843	12,501	15,698
Liquid funds	8,702	12,602	14,300

Net borrowings	1,141	-101	1,398

     Interest Bearing Liabilities

     At year-end 2004, the Group’s total interest-bearing liabilities including interest-bearing pension liabilities amounted to SEK 9,843 million (12,501), of which SEK 3,940 million (8,173) referred to long-term loans. Average maturities of long-term loans including maturities within 12 months were 2.2 years (2.7). Long-term loans with maturities within 12 months, SEK 3,896 million, are reported as short-term loans in the Group’s balance sheet. A significant portion of the outstanding long-term borrowings has been made under Electrolux global medium term note program. This program allows for borrowings up to EUR 2,000 million. As of December 31, 2004, Electrolux utilized approximately EUR 627 million (630) of the capacity of the program.

     The majority of total long-term borrowings, SEK 7,187 million, are taken up at the parent company level. Given the strong liquidity, Electrolux does not currently maintain any committed credit facilities for short-term borrowings, other than as back-up facility for the European commercial-paper program, which amounts to EUR 150 million. Electrolux expects to meet any future requirements for short-term borrowings through bilateral bank facilities and capital-market programs such as commercial-paper programs.

     The Group’s goal for long-term borrowing includes an average time to maturity of at least two years, an even spread of maturities and an average interest-fixing period of one year. At year-end 2004, the average interest-fixing period for long-term borrowings was 1.3 years (1.1). The calculation of the average interest-fixing period includes the effect of interest-rate derivatives used to manage the interest-rate risk of the debt portfolio. The interest rate at year-end for the total borrowings was 4.9% (4.9).

     The fair value of the interest-bearing loans including swap transactions used to manage the interest fixing was approximately SEK 10,127 million. The loans and the interest-rate swaps are valued marked-to-market in order to calculate the fair value.

     The following table sets out the carrying amount of the Group’s interest-bearing liabilities that are exposed to fixed and floating interest-rate risk.

					Total Book Value
				Nominal value		Dec. 31,
Issue/maturity dates	Description of loan	Interest rate	Currency	(in currency)	2004	2003
					(SEK m)
Bond loans
Fixed rate(1)
2001-2008	Global MTN Program	6.0000	EUR	268	2,400	2,416
2001-2008	Global MTN Program	6.0000	EUR	32	288	290
1998-2008	SEK MTN Program	4.2303	SEK	85	85	85
2000-2005	Global MTN Program(2)	6.1250	EUR	300	—	2,712
2001-2005	SEK MTN Program(2)	5.3000	SEK	200	—	200
Floating rate
1998-2005	Global MTN Program	Floating	USD	25	—	181
1997-2027	Industrial Development Revenue Bonds	Floating	USD	10	66	73

Total bond loans		—	—	—	2,839	5,957
Other long-term loans	Fixed Rate Loans	—	—	—	457	1,901
	Floating Rate Loans	—	—	—	644	315

Total other long-term loans		—	—	—	1,101	2,216

Total long-term loans		—	—	—	3,940	8,173
Short-term loans
Short-term part of long-term loans
2000-2005	Global MTN Program(2)	6.1250	EUR	300	2,695	—
2001-2005	SEK MTN Program(2)	5.3000	SEK	200	200	—
1998-2005	Global MTN Program(2)	Floating	USD	25	165	—
2001-2004	SEK MTN Program	3.3820	SEK	170	—	170
1996-2004	Bond Loan FRF 1,000 million	6.5000	FRF	690	—	952
	Other long-term loans	—	—	—	836	1,292
Other short-term loans
	Bank borrowings and commercial papers	—	—	—	1,643	1,316
	Fair value of derivative liabilities	—	—	—	364	279

Total short-term loans		—	—	—	5,903	4,009

Interest-bearing pensions		—	—	—	—	319

Total interest-bearing liabilities		—	—	—	9,843	12,501

(1)	The interest-rate fixing profile of the loans has been adjusted from fixed to floating with interest-rate swaps.

(2)	Long-term loans in the table with maturities within 12 months are classified as short-term loans in the Group’s balance sheet.

     The average maturity of the Group’s long-term borrowings (including long-term loans with maturities within 12 months) was 2.2 years (2.7) at the end of 2004. As a result of the Group’s positive cash flow, no additional long-term funding was undertaken in 2004. A net total of SEK 1,836 million in loans, originating essentially from long-term loans, matured or were amortized. Short-term loans pertain primarily to countries with capital restrictions. The table below presents the repayment schedule of long-term borrowings.

     Repayment schedule of long-term borrowings, as at December 31 (SEKm)

	2005	2006	2007	2008	2009	2010	2011-	Total
Debenture and bond loans	—	—	—	2,773	—	—	66	2,839
Bank and other loans	—	410	36	16	24	4	611	1,101
Short-term part of long-term loans	3,896	—	—	—	—	—	—	3,896

Total	3,896	410	36	2,789	24	4	677	7,836

     Electrolux has Investment Grade ratings from Moody’s and Standard & Poor’s. The long-term ratings from both rating institutions remained unchanged during the year.

Short-term debt,
Rating Agency	Long-term debt	Outlook	Short-term debt	Sweden
Moody’s	Baa1	Stable	P-2
Standard & Poor’s	BBB+	Stable	A-2	K-1

     Capital Expenditure

     Capital expenditure in tangible fixed assets in 2004 increased to SEK 4,515 million (3,463), of which SEK 297 million (373) refers to Sweden. Capital expenditure corresponded to 3.7% (2.8) of net sales. The increase compared to the previous year referred to Consumer Durables and investments in new plants within appliances in North America and Europe. Capital expenditure within Professional Products referred mainly to professional outdoor products and investments to improve production efficiency and development of environmental efficient products. Capital expenditure in tangible fixed assets in 2003 amounted to SEK 3,463 million, as compared to SEK 3,335 million in 2002. Capital expenditures corresponded to 2.8% and 2.5%, respectively, of net sales during each of these periods. The increase in capital expenditures for 2003 primarily reflects expenditures in Consumer Durables and Professional Outdoor Products. Capital expenditures within Consumer Durables referred mainly to appliances in North America, Asia and Australia. Capital expenditures within Professional Outdoor Products referred mainly to the development of environmentally efficient products. During 2003, capital expenditures in Sweden amounted to SEK 373 million, compared to SEK 295 million in 2002.

     Approximately 45% of total capital expenditure in 2004 referred to new products. Major projects included development of new products within the washing and cooking product areas in North America and Europe. Another major project was development of a new platform for tractors within consumer outdoor products in North America. Approximately 40% of total capital expenditures during 2003 related to new products. Major projects included the development of product platforms and new products within the cooking, refrigeration, dishwashing and washing product areas in Europe. Projects in North America included new products within the cooking and refrigeration product categories.

     Approximately 20% of total capital expenditure was attributable to rationalization and replacement of existing production equipment. About 15% referred to expansion of capacity within the appliance operation, in Eastern Europe and Asia. Approximately 25% of total 2003 capital expenditures were attributable to rationalization and replacement of existing production equipment. Approximately 10% of total capital expenditures relate to the expansion of capacity within the appliance operation in Eastern Europe and Asia. Investments in IT accounted for approximately 5% of total capital expenditures.

Capital expenditure, by business area	2004	2003	2002
	(SEK million)
Consumer Durables
Europe	1,561	1,202	1,273
% of net sales	3.7	2.7	2.8
North America	1,439	618	477
% of net sales	4.7	1.9	1.4
Rest of the world	438	470	406
% of net sales	3.2	3.7	2.7
Consumer Outdoor	517	560	566
% of net sales	2.9	3.3	3.1

Professional Products
Indoor	144	278	295
% of net sales	2.2	3.4	2.7
Outdoor	393	283	227
% of net sales	4.1	2.9	2.6
Other	23	52	91

Total	4,515	3,463	3,335
% of net sales	3.7	2.8	2.5

     We are currently investing in new, efficient plants in low-cost countries and in new products. Therefore, Group capital expenditure is expected to increase from the current level of approximately SEK 4.5 billion to a level of approximately SEK 4.5-5.5 billion during 2005. We have funded, and expect to continue funding, such capital investments from cash generated from our business operations.

     C. Research and Development, Patents and Licenses, etc

     Costs for research and development in 2004, including capitalization of SEK 486 million (344), increased to SEK 2,052 million (1,628 in 2003 and 1,797 in 2002), corresponding to 1.7% (1.3 in 2003 and 1.3% in 2002) of net sales.

     R&D projects during the year mainly referred to new products and design projects within appliances including development of new platforms. Major projects were new products within cooking and washing in North America and new products within the floor-care operation.

     D. Trend Information

     Demand for appliances in 2005 is expected to show some growth in both Europe and the United States as compared to 2004. Higher costs for materials and components will have an adverse effect on the Group’s operating income. Efforts to strengthen the Group’s competitive position through investments in product development and in building the Electrolux brand will continue. Operating income for the full year of 2005, exclusive of items affecting comparability, is expected to be somewhat lower than in 2004.

     E. Off-Balance Sheet Arrangements

     Electrolux is party to only a limited amount of off-balance sheet arrangements. As of December 31, 2004, the aggregate amount of Electrolux off-balance sheet arrangements was approximately SEK 1,323 million. The principal component of these arrangements are guarantees in the amount of SEK 855 million issued on behalf of third parties, and receivables sold with recourse, in an aggregate amount of SEK 468 million. Electrolux has, jointly with the state-owned company AB Swedecarrier, issued letters of support for loans and leasing agreements totaling SEK 1,412 million in the associated company Nordwaggon AB.

     These off-balance sheet arrangements do not, and are not reasonably likely to have, a current or future effect on Electrolux financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to Electrolux shareholders.

     F. Aggregate Contractual Obligations

     Future obligations and commitments to make future payments under contracts are as follows:

Future payment obligations	Total	2005	2006-2007	2008-2009	2010 -
	(SEK million)
Long-Term Debt	7,836	3,896	446	2,813	681
Capital Lease Obligations	148	55	30	16	47
Operating Leases	3,445	896	1,150	710	689

Total	11,429	4,847	1,626	3,539	1,417

     Other commercial commitments as at December 31, 2004 include guarantees and other commitments, as disclosed in Note 25 of the consolidated financial statements, in the amount of SEK 855 million. Guarantees for fulfillment of contractual undertakings are provided in the ordinary course of business. Commitments for the purchase of goods and services do not exceed the projected requirements of use in the normal course of business.

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

     Long-lived assets, including goodwill, are depreciated on a straight-line basis over their estimated useful lives. Useful lives for tangible fixed assets are estimated between 10-40 years for buildings, 3-15 years for machinery and technical installations and 3-10 year for other equipment. The net book value for tangible fixed assets in 2004 amounted to SEK 16,033 million. Useful life for goodwill is generally 10-20 years except for strategic acquisitions that can be 20-40 years. Electrolux applies an amortization period of 40 years for the strategic acquisitions of Zanussi, White Consolidated Industries, American Yard Products and Email. Amortization of goodwill for these four acquisitions in 2004 amounted to SEK 101 million. The net book value for goodwill at year-end amounted to SEK 3,160 million. The Group also applies an amortization period of 40 years for the acquisition of the Electrolux brand in North America acquired in 2000. Management regularly reassesses the useful life of all significant assets.

     Deferred Taxes

     In the preparation of the financial statements, Electrolux estimates the income taxes in each of the taxing jurisdictions in which the Group operates as well as any deferred taxes based on temporary differences. Deferred tax assets relating mainly to tax loss carry-forwards and temporary differences are recognized in those cases when future taxable income is expected to permit the recovery of those tax assets. Changes in assumptions in the projection of future taxable income could result in significant differences in the valuation of deferred taxes. As of December 31, 2004, Electrolux had a net amount of SEK 1,686 million recognized as deferred taxes. The Group had tax loss carry-forwards and other deductible temporary differences of SEK 4,245 million, which have not been included in computation of deferred tax assets.

     Current Receivables

     Receivables are reported net of allowances for doubtful accounts. A reserve for doubtful accounts is calculated based on an aging of the receivables and historical losses. For receivables that are over 6 months past due the reserve is set to 50% of their value, and reserve for receivables that are over 12 months past due is set to 100%. Additionally, when circumstances indicate that there is risk that a customer will not be able to meet its financial obligations, receivables are written down to the amount that is expected to be collected. Changes in circumstances such as higher than expected defaults or changes in the financial situation of a significant customer could lead to significantly different valuations. At year-end, accounts receivable, net of provisions for doubtful accounts, amounted to SEK 20,627 million. The total provision for bad debts at year-end was SEK 730 million.

     Pensions and Other Provisions

     Pensions

     Electrolux sponsors defined benefit pension plans for some of its employees in certain countries. The pension calculations are based on assumptions about expected return on assets, discount rate and future salary increases. Changes in assumptions affect directly the service cost, interest cost and expected return on assets components of expense. Gains and losses which result when actual returns on assets differ from expected returns, and when actuarial liabilities are adjusted due to experienced changes in assumptions, are subject to amortization over the expected average remaining working life of the employees using the corridor approach. Expected return on assets used in 2004 was 7% based on historical results. A reduction by 1% would have increased the net pension cost in 2004 by approximately SEK 120 million. The discount rate used to estimate liabilities at the end of 2003 and the calculation of expenses during 2004 was 5.5%. A decrease of such rate by 0.5% would have increased the service cost component of expense by approximately SEK 25 million.

     Restructuring Provisions

     Restructuring charges include required write-downs of assets and other non-cash items, as well as estimated costs for personnel reductions. The charges are calculated based on detailed plans for activities that are expected to improve the Group’s cost structure and productivity. The restructuring activities are planned based on certain expectations about future capacity needs and different expectations would have resulted in materially different charges. The restructuring programs announced during 2004 had a total charge against operating income of SEK 1,760 million.

     Warranties

     As it is customary in Electrolux’s industry, many of the products sold are covered by an original warranty which is included in the price and which extends for a predetermined period of time. Reserves for this original warranty are estimated based on historical data regarding service rates, cost of repairs etc. Additional reserves are created to cover goodwill warranty and extended warranty. While changes in these assumptions would result in different valuations, such changes are unlikely to have a material impact on the Group’s results or financial situation. As of December 31, 2004, Electrolux had a provision for warranty commitments amounting to SEK 1,550 million.

     Accrued Expenses – Long Term Incentive Programs

     Electrolux records a provision for the expected employer contributions (social security charges) arising when the employees exercise their options under the 1999 – 2003 Employee Option Programs or receive shares under the 2004 Performance Share Program. Employer contributions are paid based on the benefit obtained by the employee when exercising the options or receiving shares. The establishment of the provision requires the estimation of the expected future benefit to the employees. Electrolux bases these calculations on a valuation of the options using the Black & Scholes model, which requires a number of estimates that are inherently uncertain.

     U.S. GAAP Reconciliation

     The above description of critical accounting policies applies also for the U.S. GAAP information included in Note 30 to the consolidated financial statements, with the following exceptions:

     Long-lived Assets

     For U.S. GAAP reconciliation purposes, acquisition goodwill is not amortized but is tested for impairment. An impaired asset is written down to its estimated fair market value based on the best information available. Fair value has been estimated by using the cash flow method based on expected future results. Significant differences in the estimation of expected future results could have resulted in different asset valuations. At year-end the net book value for goodwill amounted to SEK 3,129 million. The Electrolux brand name in North America, acquired in 2000, has been assigned an indefinite life and is not amortized. At present, management does not foresee any event that could limit the economic useful life of this brand name.

     Employee Stock Options

     Provisions for employer contributions (social security charges) on employees’ future benefits from option programs are not established according to U.S. GAAP.

Changes in Financial Reporting and Accounting Policies

     Swedish GAAP

     Accounting Policies Adopted In 2004

     In 2004, Electrolux implemented the following new accounting standards:

     RR29—Employee benefits. As of January 1, 2004, Electrolux applies the new standard from the Swedish Financial Accounting Standards Council, RR 29, “Employee Benefits”. RR 29 stipulates how the company shall account for and report employee benefits. The main differences between RR 29 and the earlier accounting standards refer to defined benefit post-employment plans. RR 29 requires that liabilities for these plans are calculated according to the Projected Unit Credit Method and reduced by the market value of the plan assets. RR 29 also requires that the cost of the benefits be expensed in the period in which the benefits are earned. The implementation of RR 29 had a one-time effect of SEK 1,602 million, net of taxes, that has been charged to opening balance of retained earnings as a change in accounting principles.

     New accounting principles as from 2005

     As of January 1, 2005, Electrolux will comply with International Financial Reporting Standards (IFRS), also known as IAS, in accordance with the European Union regulation.

     Swedish Accounting Standards have gradually incorporated IFRS and, consequently, several IFRS issued prior to 2004 have already been implemented in Sweden. However, a number of new standards and amendments to and improvements of existing standards will be adopted for the first time in 2005. The effects of the transition to IFRS are preliminary and based on interpretation of standards effective at present. IFRS could change during 2005 due to new interpretations submitted by the International Financial Reporting Interpretations Committee (IFRIC) and new IFRS effective as of January 1, 2006, which may allow early adoption. The effect on the Group’s income and equity referring to the transition will be limited. A description of their approximate impact on Electrolux financial statements is stated below.

     The transition to IFRS will be accounted for following the rules stated in IFRS 1, First Time Application of International Accounting Standards, and any transition effects will be recorded through an adjustment to opening retained earnings as per January 1, 2004. This date has been determined as Electrolux date of transition to IFRS. The report for the first quarter of 2005 will be the first Group report in accordance with IFRS. This report will include all reconciliations between the Group’s present accounting principles and IFRS as required by IFRS 1 and also a full set of IFRS accounting principles. Comparative figures for 2004 will be restated.

     The following areas represent the preliminary identified differences:

     Intangible Assets

     The transition rules stated in IFRS 1 stipulate that a company at transition recognizes intangible assets that qualify for recognition under IAS 38, Intangible Assets, even though these intangible assets have previously been expensed. Electrolux has made an inventory of the Group’s intangible assets resulting in a net adjustment of intangible assets as per January 1, 2004, in the amount of approximately SEK 50 million.

     Share Based Payments

     IFRS 2 shall be applied for share-based compensation programs granted after November 7, 2002, and that had not vested on January 1, 2005. IFRS 2 differs from previously applied accounting principles in that an estimated cost for the granted instruments, based on the instruments fair value at grant date, shall be charged to the income statement over the vesting period. Previously, only employer contributions related to these instruments have been accounted for, and no charge has been taken to the income statement for equity instruments granted as compensation to employees.

     Business Combinations

     In business combinations, IFRS 3 requires a thorough inventory of intangible assets and does not allow provisions for restructuring activities. IFRS 3 stipulates that goodwill shall not be amortized but submitted to impairment test at least once a year. Goodwill amortization will therefore cease as of January 1, 2005, and comparative figures for 2004 will be restated. Electrolux has even previously carried out impairment test of goodwill at least once a year and, therefore, will not take any additional impairment charge at the date of transition to IFRS. IFRS 3 also prohibits the recognition of negative goodwill. At transition, negative goodwill will consequently be written off through an adjustment to opening retained earnings as per January 1, 2004. Comparative figures for 2004 will be restated.

     Electrolux has chosen to apply the exemption allowed by IFRS 1 and will not restate previous business combinations. No acquisitions were made during 2004.

     Financial Instruments

     As of January 1, 2005, the Group will introduce the new accounting standard IAS 39, Financial Instruments: Recognition and Measurement. The standard will be applied prospectively by adjusting the opening retained earnings at January 1, 2005, and no restatement of comparison numbers for 2004 will be made.

     The standard stipulates that all financial derivative instruments shall be recognized at fair value in the balance sheet. The changes in fair value for derivatives used for proprietary trading as well as derivatives entered into for hedging purposes that do not qualify for hedge accounting according to the standard will be reported in the income statement as the changes occur. The standard allows for hedge accounting only if certain criteria are met, e.g., documentation, linking with exposure and effectiveness testing. In connection with hedge accounting, changes in fair value for cash-flow hedges are reported in equity. The majority of derivatives used by the Electrolux Group are used for hedging purposes, i.e., to mitigate various financial risks. The risk management practices are described in Note 2 and the fair values of such instruments are specified in Note 18.

     The implementation of IAS 39 will result in higher volatility in income, net borrowings and the Group’s equity. This volatility cannot be predicted with certainty, but it is the Group’s intention to meet the criteria for hedge accounting and limit the volatility of the income statement as far as possible to a justifiable cost.

     Preliminary IFRS transition effects on income statement, 2004 (amounts may be subject to change)

	Income				Income
	statement				statement
	before				after
SEK million	transition	IFRS 2	IFRS 3	Other	transition

Net sales	120,651	—	—	—	120,651
Operating income	4,714	-50	155	-15	4,804
Income after financial items	4,359	-50	155	-15	4,449
Net income	3,148	-35	155	-12	3,256
Net income per share, basic, SEK	10.55	-0.12	0.52	-0.04	10.91

     Preliminary IFRS transition effects on closing balance, 2004 (amounts may be subject to change)

	Closing				Closing
	balance				balance
	before				after
SEK million	transition	IFRS 2	IFRS 3	Other	transition

Intangible fixed assets	5,077	—	155	36	5,268

Other fixed assets	20,382	-1	—	—	20,381

Current assets	49,473	—	—	—	49,473

Total assets	74,932	-1	155	36	75,122

Equity	23,410	42	155	35	23,642

Minority interests	10	—	—	—	10

Provisions	14,064	-43	—	1	14,022

Financial liabilities	9,843	—	—	—	9,843

Operating liabilities	27,605	—	—	—	27,605

Total liabilities and equity	74,932	-1	155	36	75,122

     U.S. GAAP

     Accounting Policies Adopted In 2004

     In 2004, Electrolux implemented the following new accounting standards:

     FIN 46(R) In January 2003, the FASB issued Interpretation 46, “Consolidation of Variable Interest Entities” and in December 2003, a revised interpretation was issued (FIN 46 (R)), which clarified certain provisions of FIN 46 and provided for further scope exceptions. FIN 46 (R) requires variable interest entities to be consolidated by the party that has a variable interest that will absorb a majority of the entity’s expected losses and/or receive a majority of the entity’s expected residual returns or both (the primary beneficiary). A variable interest entity is a legal entity that possesses one or more of the following characteristics:

     1. equity interest holders as a group that lack the characteristics of a controlling financial interest, including: decision making ability and an interest in the entity’s residual risks and rewards; or

     2. the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support; or

     3. equity investments having voting rights that are not proportionate to their economic interest and the activities of the entity involve or are conducted on behalf of an investor with a disproportionate small voting interest.

     There was no impact in the Group’s consolidated financial statements as a result of adopting FIN 46 (R) and there are no significant variable interest entities to be disclosed.

     SAB 104 On December 17, 2003, the Staff of the Securities and Exchange Commission issued Staff Accounting Bulletin 104 (SAB 104), “Revenue Recognition”, which supercedes SAB 101,” Revenue Recognition in Financial Statements”. SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. The revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. There was no impact in the Group’s consolidated financial statements as a result of adopting SAB 104.

     EITF 03-1 In June 2004, the EITF issued EITF 03-1, “The Meaning of Other Than Temporary Impairment and Its Application to Certain Investments”. The issue includes determining the meaning of other than temporary impairment and its application to debt and equity securities within the scope of SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” and equity securities that are not subject to the scope of SFAS No. 115 and not accounted for under the equity method of accounting. EITF 03-1 will be effective for disclosure in reporting periods beginning from June 15, 2004 and will have no material impact on the Group’s consolidated financial statement.

     EITF 03-6 In March 2004, EITF issued EITF 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share”. This issue addressed changes in the reporting and calculation requirements for earnings per share, providing the method to be used when a company has granted holders of any form of security rights to participate in the earnings of the company along with the participation rights of common stockholders. This issue will be effective in reporting periods beginning after March 31, 2004. There will be no impact on the Group’s reporting and disclosure as a result of adopting EITF 03-6.

     FAS 151 In November 2004, the FASB issued Statement No. 151, “Inventory Costs an amendment of ARB No. 43”. The new standard requires that idle facility expense, freight, handling costs, and wasted material (spoilage) are recognized as current-period charges. In addition, this statement requires allocation of fixed production overhead to the costs of conversion based on the normal capacity of a production facility. The provisions of this statement are effective for inventory costs that incur during fiscal years beginning after June 15, 2005. The adoption of the provisions of FAS 151 will not have an impact on the Group’s consolidated financial statement.

     FAS 153 In December 2004, the FASB issued SFAS 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29. “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Electrolux do not believe that the adoption of this Statement will materially affect the Group’s consolidated financial statement.

     FAS 123 (R) In December 2004, the FASB issued SFAS No. 123 (R), Share Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, SFAS No. 123 (R) is for interim or annual periods beginning after June 15, 2005. SFAS No. 123 (R) requires all share-

based payments to employees, including grants of stock options, to be recognized in the statement of operations based on their fair values. Electrolux is in the process of assessing the impact of SFAS 123 (R).

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A. Directors and Senior Management

     Board of Directors

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

     At the end of 2004, there were ten Directors and three Deputy Directors on the Board of Directors. One board member, Louis R. Hughes, resigned in September 2004 and Aina Nilsson Ström was elected as director at the Annual General Meeting on April 21, 2004. The Directors and the Deputy Directors as of December 31, 2004, and their respective shareholdings as of February 14, 2005, were as follows:

Names	Position and Background
Michael Treschow	Chairman. Born 1943, M. Eng. Elected 1997. Chairman of the Electrolux Remuneration Committee. Board Chairman: Telefonaktiebolaget LM Ericsson, The Confederation of Swedish Enterprise. Board Member: ABB Ltd. Previously President and CEO of AB Electrolux, 1997–2002. President and CEO of Atlas Copco AB, 1991-1997. Holdings in AB Electrolux:
35,000 B-shares, 60,000 options.

Peggy Bruzelius	Deputy Chairman. Born 1949, M. Econ. Elected 1996. Chairman of the Electrolux Audit Committee. Board Chairman: Grand Hotel Holding AB, Lancelot Asset Management AB. Board Member: Axfood AB, Industry and Commerce Stock Exchange Committee, Axel Johnson AB, AB Ratos, Scania AB, Syngenta AG, The Association of the Stockholm School of Economics. Deputy Chairman: The Royal Swedish Academy of Engineering Sciences. Previously Executive Vice President of SEB, Skandinaviska Enskilda Banken, 1997-1998, President and CEO of ABB Financial Services AB, 1991-1997. Holding in AB Electrolux: 5,000 B-shares.

Thomas Halvorsen	Director. Born 1949, B.A. Elected 1996. Member of the Electrolux Audit Committee. President of the Fourth Swedish National Pension Fund since 1993. Board Member: AP Fastigheter AB, Beijer Alma AB. Previously Executive Vice President of the Fourth Swedish National Pension Fund, 1988-1993. Holding in AB Electrolux: 500 B-shares.

Aina Nilsson Ström	Director. Born 1953, Master of Fine Art Industrial Design. Elected 2004. Member of the Electrolux Remuneration Committee. Design Director of Volvo 3P since 2001. Board Member: Ballingslöv International AB, Beckmans Skola AB, School of Design. Member of the Finnish-Swedish Design Academy. Previously Design Director of Volvo Truck Corporation, 1995-2001. Held several management positions within design at Saab Automobile AB, 1990-1995. Holding in AB Electrolux: 199 B-shares.

Names	Position and Background
Hans Stråberg	Director, President and CEO. Born 1957, M. Eng. Elected 2002. President and CEO of Electrolux since 2002. Board Member: The Association of Swedish Engineering Industries Board, AB Ph. Nederman & Co. Holdings in AB Electrolux: 2,870 B-shares, 196,400 options.

Barbara R. Thoralfsson	Director. Born 1959, MBA, B.A. Elected 2003. Member of the Electrolux Audit Committee. President of TeliaSonera Norway, Oslo, Norway, since 2001. Board Member: Rieber & Søn ASA, Norwegian Airlines. Member of the Board of Representatives in Storebrand ASA. Previously at Midelfart & Co, Norway, as President, 1995-2001, and on various positions within marketing and sales, 1988-1995. Holding in AB Electrolux: 0 shares.

Karel Vuursteen	Director. Born 1941, Agricultural Eng. Elected 1998. Member of the Electrolux Remuneration Committee. Board Member: Akzo Nobel N.V., Heineken Holding N.V., Henkel KGaA, Royal Ahold N.V., ING Group N.V. Previously President and CEO of Heineken N.V., Amsterdam, The Netherlands, 1993–2002. Holding in AB Electrolux: 250 B-shares.

Ulf Carlsson	Director (employee representative). Born 1958. Representative of the Swedish Confederation of Trade Unions. Elected 2001. Holding in AB Electrolux: 0 shares.

Bert Gustafsson	Director (employee representative). Born 1951. Representative of the Federation of Salaried Employees in Industry and Services. Deputy Member, 1997–1998. Ordinary Member, 1999. Holding in AB Electrolux: 0 shares.

Annika Ögren	Director (employee representative). Born 1965. Representative of the Swedish Confederation of Trade Unions. Elected 2003. Holding in AB Electrolux: 0 shares.

Malin Björnberg	Deputy Director (employee representative). Born 1959. Representative of the Federation of Salaried Employees in Industry and Services. Elected 1999. Holding in AB Electrolux: 0 shares.

Gunilla Brandt	Deputy Director (employee representative). Born 1953. Representative of the Federation of Salaried Employees in Industry and Services. Elected 2004. Holding in AB Electrolux: 0 shares.

Ola Bertilsson	Deputy Director (employee representative). Born 1955. Representative of the Swedish Confederation of Trade Unions. Elected 2002. Holding in AB Electrolux: 0 shares.

     2004 Changes Within the Board of Directors

     Prior to the election of new Board members at the Annual General Meeting (AGM) on April 21, 2004, Chairman of the Board Rune Andersson and Deputy Chairman Jacob Wallenberg both declined renomination, after having served on the Board since 1998. Eight Board members were elected at the AGM, including new member Aina Nilsson Ström. When the Board was constituted on April 21, 2004, Michael Treschow was appointed Chairman and Peggy Bruzelius Deputy Chairman. In September 2004, Louis R. Hughes resigned from the Board and the Audit Committee, after having served on the Board since 1996. The Board subsequently comprised seven members, elected by the AGM. Changes in the Board also involved changes in the composition of both the Audit Committee and the Remuneration Committee.

Secretary of the Board of Directors:

Cecilia Vieweg	Born 1955, B. of Law. General Counsel of AB Electrolux. Secretary of the Board since 1999. Holding in AB Electrolux: 0 shares, 136,400 options.

Auditors:

Peter Clemedtson	PricewaterhouseCoopers AB. Born 1956. Authorized Public Accountant. Partner in Charge. Other audit assignments include Gambro, Ericsson, KMT, Medivir, OMX, SEB and SinterCast. Holding in AB Electrolux: 0 shares.

Anders Lundin	PricewaterhouseCoopers AB. Born 1956. Authorized Public Accountant. Other audit assignments include ASSA ABLOY, Axis, Bong Ljungdahl and SäkI. Holding in AB Electrolux: 0 shares.

     Group Management And Company Structure

     The operations of the Electrolux Group are organized in six business sectors with a total of 27 product lines, and four group staff units, as set forth in the following diagram:

     As of 2005, the Group’s operations comprise Indoor Products and Outdoor Products, instead of the previous Consumer Durables and Professional Products. In addition, the number of business sectors has been reduced from seven to six, as responsibility for major appliances outside Europe and North America has been divided. There is now a single sector for Major Appliances in North and Latin America and another sector for Major Appliances in Europe, Asia, Africa and Oceania.

     In addition to the President and CEO, Group Management includes the five sector heads and the four Group staff heads. The President and CEO is responsible for on-going management of the Group in accordance with the Board’s guidelines and instructions. Group Management holds monthly meetings to review the previous month’s results, update forecasts and plans, and discuss strategic issues. The sector heads have complete responsibility for the results and balance sheets of their respective sectors. The overall management of the sectors is the responsibility of sector boards, which meet quarterly. The President and CEO is the chairman of all sector boards. The sector board meetings are attended by the President and CEO, the management of the respective sectors, and the Chief Financial Officer. The sector boards are responsible for monitoring on-going operations, establishing strategies, determining sector budgets, and making decisions on major investments. The product line managers are responsible for the profitability and long-term development of their product lines.

     The senior management of the Company, as of December 31, 2004, the year they were appointed and their respective shareholdings as of February 14, 2005 are as follows:

Names	Position and Background
Hans Stråberg	President and CEO. Born 1957, M.Eng. Joined Electrolux in 1983. Head of product area, Dishwashers and Washing Machines, 1987. Head of product division, Floor Care Products, Västervik, 1992. Executive Vice-President, Frigidaire Home Products, USA, 1995. Head of Floor Care Products and Small Appliances and Executive Vice-President, AB Electrolux, 1998. Chief Operating Officer of Electrolux, October 2001. President

Names	Position and Background
and CEO of Electrolux, 2002. Board Member: The Association of Swedish Engineering Industries Board, AB Ph. Nederman & Co. Holdings: 2,870 B-shares, 196,400 options.

Bengt Andersson	Head of Outdoor Products. Born 1944, Mech. Eng. Production Engineer, Facit AB, 1966–1975. Joined Electrolux in 1973. Sector Manager, Facit-Addo, 1976, Technical Director, Electrolux Motor, 1980, Product-line Manager, Outdoor Products North America, 1987, Product-line Manager, Forest and Garden Equipment, 1991 and Flymo, 1996. Head of Professional Outdoor Products, Executive Vice-President, AB Electrolux, 1997. Head of Consumer and Professional Outdoor Products, Senior Executive Vice-President, AB Electrolux, 2002. Board Member: Kabe Husvagnar AB. Holdings: 5,000 B-shares, 136,400 options.

Johan Bygge	Head of Major Appliances Europe and Asia/Pacific. Born 1956, M. Econ. Deputy Group Controller, Telefonaktiebolaget LM Ericsson, 1983, Head of Cash Management, 1986. Joined Electrolux in 1987 as Group Controller. Head of Group Controlling, Accounting, Taxes, Auditing, Administration and IT, 1996–2000, as well as Acting Treasurer in 2000. Head of Consumer Outdoor Products outside North America, Executive Vice-President, AB Electrolux, 2001. Head of Major Appliances outside Europe and North America, Senior Executive Vice-President, AB Electrolux, 2002. Head of Consumer Outdoor Products outside North America, 2001–2003. Also Head of Major Appliances Europe as of November 2004. Board Member: First Swedish National Pension Fund, The Bank of Sweden Tercentenary Foundation. Holdings: 2,024 B-shares, 136,400 options.

Keith R. McLoughlin	Head of Major Appliances North and Latin America. Born 1956, B.S.Eng. Held a number of senior management positions with DuPont between 1981–2003, most recently as Vice-President and General Manager of DuPont Nonwovens, 2000–2003, and of DuPont Corian, 1997–2000. Joined Electrolux in 2003 as Head of Major Appliances North America and Executive Vice-President, AB Electrolux. Also Head of Major Appliances Latin America as of November 2004. Holdings: 0 shares, 30,000 options.

Detlef Münchow	Head of Professional Indoor Products. Born 1952, MBA and PhD Econ. Member of senior management in consulting firms Knight Wendling/Wegenstein AG, 1980–1989 and GMO AG, 1989–1992. FAG Bearings AG, 1993–1998, as Chief Operating Officer in FAG Bearings Corporation, USA. Joined Electrolux in 1999 as Head of Professional Indoor Products and Executive Vice-President, AB Electrolux. Holdings: 0 shares, 136,400 options.

Magnus Yngen	Head of Floor Care and Small Appliances. Born 1958, M.Eng. Lic.Tech. Held several international sales and marketing positions, 1988–1995. Joined Electrolux in 1995 as Technical Director within the direct sales operation LUX. Head of Floor Care International operations, 1999. Head of Floor Care Europe

Names	Position and Background
operations, 2001. Head of Floor Care and Small Appliances, Executive Vice-President, AB Electrolux, 2002. Holdings: 0 shares, 81,500 options.

Lars Göran Johansson	Head of Group Staff Communications and Branding. Born 1954, M. Econ. Account Executive, KREAB Communications Consultancy, 1978–1984, President, 1985–1991. Headed the Swedish “Yes to EU Foundation campaign” for the referendum that determined Sweden’s membership in the EU in 1994. Joined Electrolux as Senior Vice-President, Communication and Public Affairs, 1995. Holdings: 500 B-shares, 136,400 options.

Fredrik Rystedt	Chief Financial Officer. Born 1963, M. Econ. Joined Electrolux Treasury Department, 1989. Subsequently held several positions within the Group’s financial operations. Head of Mergers and Acquisitions, 1996. Joined Sapa AB in 1998, as Head of Business Development, Chief Financial Officer, 2000. Rejoined Electrolux in 2001 as Chief Administrative Officer, responsible for Controlling, Accounting, Taxes and Auditing. In November 2004, appointed Chief Financial Officer and responsible also for Group Treasury. Holdings: 0 shares, 90,000 options.

Cecilia Vieweg	Head of Group Staff Legal Affairs. Born 1955, B. of Law. Attorney with Berglund & Co. Advokatbyrå, Gothenburg, 1987–1990, Corporate Legal Counsel, AB Volvo, 1990–1992. General Counsel, Volvo Car Corporation, 1992–1997. Attorney and partner in Wahlin Advokatbyrå, Gothenburg, 1998. Joined Electrolux in 1999 as General Counsel. Board member:
Haldex AB. Holdings: 0 shares, 136,400 options.

Harry de Vos	Head of Group Staff Human Resources and Organizational Development. Born 1956, Process Eng, post-doc Training Management. Has held various positions within General Electric, 1978-2001. His latest position was as Human Resource Director for GE Plastics Europe, 1999-2001. Joined Electrolux in 2002 as head of Human Resources and Organization within Major Appliances Europe. Took on his position as Head of Group Staff Human Resources and Organizational Development on January 1, 2005. Holdings: 0 shares, 30,000 options.

     2004 Changes in Group Management

     Wolfgang König left his positions as Head of Major Appliances Europe and Executive Vice-President of AB Electrolux in November 2004. He was succeeded by Johan Bygge. Nina Linander left her position as Head of Group Staff Treasury on December 31, 2004. Lilian Fossum left her position as Head of Group Staff Human Resources and Organizational Development on January 1, 2005, and was succeeded by Harry de Vos. Since September 2004, she has been Head of the Group’s pricing program, and Regional Administrative Officer, within the Group’s holding structure, for the central European region.

     B. Compensation

     Remuneration to the President and CEO and Group Management is proposed by the Remuneration Committee, and comprises fixed salary, variable salary in the form of a short-term incentive based on annual performance targets, long-term incentives, and benefits such as pensions and insurance. The general principles for remuneration within Electrolux are based on the position held, individual as well as team performance and competitive remuneration in the country of employment.

     Variable salary is paid according to performance. Variable salary for the President and CEO is determined by the achievement of financial targets. Variable salary for sector heads is determined by the achievement on both financial and non-financial targets. Value created is the most important financial indicator. For 2004, the non-financial target focused on product innovation. Group staff heads receive variable salary based on the value created for the Group as well as the achievement of performance targets within their respective functions. For more information on the value creation concept, see “Item 5—Results of Operations for 2004 as Compared to 2003—Value Creation”.

     In terms of long-term incentive programs, Electrolux has implemented a performance share program and several employee stock-option programs, which are designed to align management incentives with shareholder interests. In 2004, the Annual General Meeting approved to replace the Group’s stock option programs with a performance related long-term share program based on value created over a three-year period.

Remuneration to Group Management in 2004
		Variable	Pension	Long-term
’000 SEK	Fixed salary	salary	cost	incentive[1]	Total

President and CEO	7,708	4,246	3,683	2,400	18,037

Other members of Group Management[2]	36,958	16,279	27,569	10,800	91,606

Total	44,666	20,525	31,252	13,200	109,643

1.	Target value of Share Program 2004.

2.	Other members of Group Management comprised 11 people up to October and 9 for the rest of the year.

     For a discussion of the compensation paid to Electrolux’s board of directors and members of its Group management for the year ended December 31, 2004, please see Note 27 to the consolidated financial statements. For information on provisions for pensions and similar commitments, please see Note 22 to the consolidated financial statements.

     C. Board Practices

     The Board Of Directors’ Activities In 2004

     The Board of Directors of Electrolux consists of seven members, without deputies, who are elected by the Annual General Meeting for a period of one year. Three additional members, with deputies, are appointed by the Swedish employee organizations, in accordance with Swedish labor laws. With the exception of the President and CEO, the members of the Board are non-executives. Electrolux complies with the listing requirements of the Stockholm Stock Exchange regarding independent Board members.

     Remuneration to Board members is authorized by the AGM and distributed by the Board to the members who are not employed by the Group. Information on remuneration to Board members is given in the table above under “Item 6.B – Compensation” and Note 27 to the consolidated financial statements. No remuneration for consultancy services has been paid to the Board of Directors in 2004. Remuneration to the President and the CEO is proposed by the Remuneration Committee. See “Remuneration Committee” below.

     The average age of the Board members is 52. Two of the ten members are not Swedish citizens. Four are women. Six members are shareholders in Electrolux, with a total holding of 43,819 B-shares, representing 0.01% of the total voting rights. Holdings by Board members have declined from the previous year as a result of the change in the Board’s composition.

     Seven ordinary and four additional Board meetings were held during the year. Six of the ordinary meetings were held in Stockholm, Sweden, and one in Hungary, where the Board visited the Group’s production center for refrigerators, freezers and floor-care products.

     In the course of the year, the Board reviewed the Group’s results and financial position on an ongoing basis, as well as the outlook presented by the President at each meeting. The Board also dealt regularly with questions related to acquisitions and divestments, establishment of new operations, investments and the Group’s strategic direction, including strategies for branding, design, relocation of purchasing and production as well as development and launching of new products.

     The Board of Directors decides on issues such as Group strategy, financing, investments, acquisitions and divestments of companies, organization and major policies. The Board’s work is governed by regulations that include the Swedish Companies Act, the Articles of Association and the working procedures established by the Board.

     The Board determines its working procedures each year and reviews them when necessary. The working procedures stipulate that the meeting for formal constitution of the Board shall be held directly after the AGM. Decisions are made at this meeting regarding election of the Chairman, distribution of remuneration to the Board members, and authorization to sign for the Company.

     The Board normally meets on six other occasions during the year. Four of these meetings are held in connection with publication of the Group’s annual and interim reports. One or two meetings are held in connection with visits to companies. Additional meetings, including telephone-conferences, are held when necessary.

     The working procedures for the Board of Directors also include detailed instructions to the President and CEO regarding issues that require the Board’s approval. Among other things, these instructions specify the type of financial and other reports that shall be submitted to the Board, and the maximum amounts that various decision-making functions within the Group are authorized to approve regarding credit limits, capital expenditure, and other outlays. The working procedures also cover the Group’s financial policy.

     The Group’s external auditors report to the Board at least once a year, and also attend meetings with the Audit Committee.

     Each Board meeting normally includes a review of the Group’s results and financial position as well as the outlook for the next quarter, which is presented by the President. The meeting also deals with investments and establishment of new operations as well as acquisitions and divestments. In addition, a business sector head usually presents current strategic issues for the sector.

     In the course of the year, the Board evaluated its activities, including working procedures and the working climate as well as the presence of and need for special competence. This evaluation served as input for the nomination procedure work, in which shareholder representatives and the Chairman of the Board jointly evaluate such matters as the Board’s composition and remuneration, as described above.

     Committees

     The Board has established a Remuneration Committee, an Audit Committee and a Disclosure Committee. The Board has also decided that issues can be referred to ad hoc committees that deal with specific matters. The work of these committees is largely preparatory.

     Remuneration Committee

     The main task of the Remuneration Committee is to propose principles for remuneration of members of Group management. The Remuneration Committee makes proposals to the Board of Directors regarding targets for variable compensation, the relationship between fixed and variable salary, changes in fixed or variable salary, criteria for assessment of variable salary, long-term incentives, pension terms and other benefits.

     The Committee comprises the Chairman of the Board and two Board members. Prior to the AGM in 2004, the Committee comprised Rune Andersson (Chairman), Jacob Wallenberg and Hans Stråberg. The elected Board appointed Michael Treschow as Chairman of the Remuneration Committee, and Karel Vuursteen and Barbara R. Thoralfsson as members. The latter was replaced by Aina Nilsson Ström in October 2004.

     At least two meetings are convened annually. Additional meetings are held when needed. Seven meetings were held in 2004. Special consideration was given to the new annual long-term share program and a new supplementary pension plan for some of the Swedish members of Group Management.

     Audit Committee

     The Audit Committee was established by the Board of Directors as of 2003. Its primary purpose is to assist the Board in overseeing the accounting and financial reporting processes, including the effectiveness of disclosure controls and procedures and the adequacy and effectiveness of internal controls over financial reporting. The audit committee also assists the Board of Directors in overseeing the audit of the financial statements including related disclosures. This involves reviewing proposals for the appointment of external auditors and fee arrangements in connection therewith, pre-approving audit and non-audit services to be provided by the external auditors, reviewing the objectivity and independence of the external auditors, overseeing the work of the external auditors, evaluating the external auditor’s performance and where applicable recommending replacement of the external auditors.

     The Audit Committee also reviews the Internal Audit function, known as Management Assurance & Special Assignments, in terms of organization, staffing, budget, plans, results, and reports prepared by this function.

     The Audit Committee comprises three non-executive directors: Peggy Bruzelius (Chairman), Thomas Halvorsen and Barbara R. Thoralfsson. The latter replaced Louis R. Hughes in October 2004.

     The external auditors report to the Audit Committee on each ordinary meeting.

     At least three meetings are held annually. Additional meetings are held when needed. Three meetings were held in 2004. Key topics at these meetings included review of the financial statements as well as review and pre-approval of audit and permissible non-audit services provided by the external auditor, and the scope and costs of these services.

     Disclosure Committee

     A Disclosure Committee was established at the start of 2005. This Committee contributes to considering the materiality of information relating to Electrolux and ensuring that such information is properly communicated to the market on a timely basis.

     The Disclosure Committee comprises the head of Group Staff Legal Affairs, the Chief Financial Officer, the head of Group Staff Communications and Branding, and the head of Investor Relations and Financial Information.

     Election of Directors and Auditors

     The AGM decides on the nomination procedure for the coming year for the Board members to be elected at the next meeting, namely, for all members except the three, with deputies, who are appointed by the Swedish employee organizations in accordance with Swedish labor law. In accordance with the decision by the meeting, the Chairman of the Board contacted representatives for at least three of the largest shareholders during the fourth quarter of the year. The shareholder representatives contacted were Anders Scharp of Investor, Ramsay J. Brufer of Alecta Mutual Pension Insurance, Marianne Nilsson of Robur Investment Funds and Carl Rosén of Second Swedish National Pension Fund. The names of these representatives were published in the Group’s Interim report for July-September 2004.

     Together with the Chairman, these representatives evaluate the Board’s composition, remuneration, and the need for special competence on the Board. These representatives have held four meetings. The names of the proposed members and a proposal for remuneration were published on March 16, 2005.

     Individual shareholders have been given the right to propose candidates for the Board directly to the Chairman by e-mail to chairman@electrolux.com

     In 2002, the shareholders elected PricewaterhouseCoopers AB as auditors of Electrolux. Pursuant to Swedish law, the election is for a four year term, until the AGM in 2006.

     D. Employees

     The Group worldwide generally enjoys good relations with its employees and with labor unions. The following tables set forth certain employee data for the past three fiscal years.

Employee Data	2004	2003	2002
Average number of employees worldwide	72,382	77,140	81,971
Average number of employees in Sweden	6,549	6,635	6,586
Number of employees worldwide at year end	74,098	74,989	83,347
Salaries and remuneration (SEK million)	17,014	17,154	19,408
Of which in Sweden (SEK million)	2,028	2,014	1,904

Change in Average Number of Employees	2004
Average number of employees in 2003	77,140
Number of employees in operations divested in 2003	-3,014
Restructuring programs	-3,398
Other changes	1,654
Average number of employees in 2004	72,382

     E. Share Ownership

     As of February 14, 2005, the members of the Board and Management as a group owned the equivalent of 0 A-shares, 51,343 B Shares and 1,169,900 options to acquire B Shares.

     Their individual shareholdings are disclosed under “Item 6.A—Directors and Senior Management” above.

     Long-term Incentive Programs

     Electrolux has implemented several long-term incentive programs for senior managers. These programs are intended to attract, retain and motivate managers by providing long-term incentives through benefits linked to the Company’s share price. They have been designed to align management incentives with shareholder interest.

     A detailed description of all programs and related costs can be found in Note 27 to the consolidated financial statements.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A. Major Shareholders

     The following table sets forth, as of December 31, 2004, information with respect to shareholders known by Electrolux to be the beneficial owners of more than five percent of Electrolux’s A Shares and B Shares. Electrolux is not aware of any significant changes in percentage ownership held by a major shareholder during the past three years.

Identity of Person or	Number of A	Percentage of	Number of B	Percentage of	Percentage of
Company	Shares Owned	Total A Shares[1]	Shares Owned	Total B Shares[1]	Total Voting[1]
Investor AB	8,770,771	92.3%	9,686,800	3.4%	25.9%
Directors and executive officers as a group[2]	0	0%	51,144	0.02%	0.01%

1.	Adjusted for 17,739,400 repurchased shares held by Electrolux as of December 31, 2004.

2.	See “Item 6.A—Directors and Senior Management” for information regarding their individual shareholdings.

     A Shares are entitled to one vote per share whereas B Shares are entitled to one-tenth of a vote per share. No shareholder in Electrolux has different voting rights than any other shareholder except as a consequence of holding A Shares rather than B Shares.

     As of December 31, 2004, the share capital comprised 9,502,275 A-shares and 299,418,033 B-shares. As of December 31, 2004, 99.8% of the A Shares and 60.6% of the B Shares were held by shareholders in Sweden. The total number of shareholders in Sweden as of this date was 39,400. See “Item 9 – The Offer and Listing” for details of shareholdings in the United States.

     Investor AB

     Investor AB is a major Swedish industrial holding company that has wide ranging affiliations in the financial community in Sweden. As of December 31, 2004, the major shareholder in Investor AB, the Knut & Alice Wallenberg Foundation, owned 18.6% of the nominal capital, representing 40% of the votes in Investor AB. Electrolux recognizes that both Investor AB and the Knut & Alice Wallenberg Foundation may be deemed to be controlling persons of Electrolux within the meaning of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. Electrolux, however, does not believe that either Investor AB or the Knut & Alice Wallenberg Foundation should be deemed to be controlling persons of Electrolux, despite Investor AB’s direct, and the Knut & Alice Wallenberg Foundation’s indirect, voting rights in Electrolux. Electrolux has had no indication that either Investor AB or the Knut & Alice Wallenberg Foundation has obtained its ownership interest in Electrolux for other than investment purposes. Both Investor AB and the Knut & Alice Wallenberg Foundation are known to have made substantial investments in a number of diverse Swedish companies without seeking to exercise day-to-day control over each particular company.

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

ITEM 8. FINANCIAL INFORMATION

     A. Consolidated Statements and Other Financial Information

     Audited financial statements for the three years ended December 31, 2004, are included in “Item 17—Financial Statements”.

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

     As of December 31, 2004, there were 842 lawsuits pending against Electrolux entities representing approximately 16,200 (approximately 21,000) plaintiffs. During 2004, 457 new cases with approximately 5,600 plaintiffs were filed and 199 pending cases with approximately 10,500 plaintiffs were resolved. Approximately 15,100 of the plaintiffs relate to cases pending in the State of Mississippi.

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

     Settlement of U.S. vacuum-cleaner lawsuit. In May 2004, a settlement agreement was reached in a lawsuit regarding upright vacuum cleaners in the United States. According to the terms of the settlement, Electrolux paid the plaintiff USD 30 million. Including legal expenses this amounted to SEK 239 million, which was charged against operating income within items affecting comparability.

     Dividend Policy

     The Board of Directors proposes an increase of the dividend for 2004 to SEK 7.00 (6.50) per share, for a total payment of SEK 2,038 million (1,993). The proposed dividend corresponds to 47% (39) of net income per share for the year, excluding items affecting comparability. The Group’s goal is for the dividend to correspond to at least 30% of net income, excluding items affecting comparability. This is a change from the previous policy of 30–50% of net income.

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

     There is trading in the United States for sponsored American Depositary Shares representing B Shares. These American Depositary Shares are evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York and, until recently, were traded on the NASDAQ National Market.

     The Board of Directors decided in February 2005 to delist the Group’s ADRs (ELUX) from the NASDAQ Stock Market in the United States. The ADR program will be maintained, and trading in these receipts has been transferred to the U.S. over-the-counter market. The de-listing was completed by the end of March 2005. The majority of the trading in Electrolux shares is on the Stockholm Stock Exchange. Trading volume in ADRs is low and the Board of Directors decided that it did not justify a listing. In addition, capital markets are becoming increasingly global which reduces the need for listings on multiple exchanges. The majority of the Electrolux shareholders in the United States owns shares, not ADRs. Electrolux shares have been listed on NASDAQ since 1987. One ADR corresponds to two B-shares.

     The high and low sales price, rounded to the nearest krona, for Class A and B Shares on the Stockholm Stock Exchange and the high and low sales prices in United States dollars for the ADSs in the NASDAQ System for the periods indicated are set out in the following table:

	A Shares		B Shares		ADSs
	High	Low	High	Low	High	Low
	(SEK)		(SEK)		(USD)
2004-2005
March 2005	179.00	171.00	172.50	161.50	49.99	46.26
February 2005	175.00	145.00	168.00	145.50	48.61	41.19
January 2005	155.50	147.00	156.50	141.50	46.61	41.44
December 2004	153.50	144.00	154.00	142.00	46.40	42.09
November 2004	151.00	135.00	150.00	131.00	44.64	37.22
October 2004	133.00	130.50	135.00	126.00	37.62	34.84

2005
First Quarter	179.00	145.00	172.50	141.50	49.99	41.44

2004
Fourth Quarter	154	131	154	126	49	40
Third Quarter	158	132	146	128	42	37
Second Quarter	175	146	162	141	39	34
First Quarter	177	156	176	150	46	35

2003
Fourth Quarter	179.5	150.5	184.5	151.5	47.56	40.37
Third Quarter	185	151	194.5	153.5	46.75	38.80
Second Quarter	153	133	160.5	131	41.70	31.15
First Quarter	148	128	149.5	128	35.35	29.26

2004	177	131	154	126	49	40
2003	185	128	194.5	123	47.50	29.26
2002	186	130	197	119.5	40.69	25.98
2001	155	94	171	92	34.25	17.20
2000	230	114	230	110	5 41/8	2 23/8

     Each ADS represents two B Shares (or the right to receive two such shares). As of March 31, 2005, there were 2,711,426 American Depositary Shares outstanding, representing 1,355,713 B Shares, and approximately 71 record holders. The number of record holders of ADS’s is not necessarily representative of the number of actual individuals for whose benefit the ADS’s were held.

     According to the share register at the VPC (Swedish Central Securities Depository & Clearing Organization), at year-end 2004 the Group had a total of approximately 63,800 shareholders. The shares held by the ten largest owners corresponded to approximately 27% of the total share capital and approximately 43% of the voting rights.

     Approximately 50% of the share capital was owned by Swedish institutions and mutual funds, 38% by foreign investors, and 12% by private Swedish investors. The total number of shareholders in Sweden as of this date was approximately 39,400.

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

     The shares of Electrolux may be issued in three series, A and B and C. Shares of series A may be issued up to a maximum number so that the aggregate number of A Shares constitutes not more than nine-tenths of the total number of shares in the Company. Shares of series C may only be issued up to a total number of 27,457,000. Remaining shares are of series B. Should Electrolux decide to issue new series A and series B and series C shares by way of a cash issue, the holders of series A and series B and series C shares shall have the priority right to subscribe for new shares of the same series in proportion to their existing shareholding (primary right of priority). Shares not subscribed for by primary right of priority shall be offered to all shareholders (subsidiary right of priority). If the number of shares available for subscription is insufficient for the actual subscription made under subsidiary right of priority, the available shares shall be distributed among those wishing to subscribe in proportion to their existing shareholdings and, insofar as this cannot be done, by drawing of lots. Should Electrolux decide to issue new shares of only series A or series B or series C by way of a cash issue, all shareholders shall have right of priority to subscribe for new shares in proportion to their existing shareholdings irrespective of whether they hold series A or series B or series C shares.

     At present, the share capital of AB Electrolux consists of A-shares and B-shares. An A-share entitles the holder to one vote and a B-share to one-tenth of a vote. All shares entitle the holder to the same proportion of assets and earnings, and carry equal rights in terms of dividends.

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

     Annual General Meeting

     The decision-making rights of shareholders in AB Electrolux are exercised at the Annual General Meeting, or at an Extraordinary Meeting.

     Participation in decision-making requires the shareholder’s presence at the meeting, whether personally or through a proxy. In addition, the shareholder must be registered in the share register as of a prescribed date prior to the meeting and must provide notice of participation in due course.

     Additional requirements for participation apply for shareholders with holdings in the form of US ADRs or similar certificates. Holders of such certificates are advised to contact the ADR depositary bank, fund manager or the issuer of the certificate in good time before the meeting in order to obtain more information.

     The Annual General Meeting must be held within six months of the end of the accounting year. The meeting resolves on dividends, adoption of the annual report, election of Board members and when applicable auditors, and remuneration to Board members and auditors and other important matters. The Annual General Meeting in 2004 was attended by shareholders representing 42.5% of the share capital and 55.2% of the voting rights in the Company.

     An Extraordinary General Meeting can be held at the discretion of the Board of Directors, or if requested by the auditors or by shareholders owning at least 10% of the shares. In June 2004, the Board convened an Extraordinary General Meeting to decide on the redemption of shares and payment of redemption proceeds to the shareholders. The Extraordinary General Meeting was attended by shareholders representing 27.1% of the share capital and 42.1% of the voting rights in the Company.

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

     Cancellation and Purchase of Own Shares

     Since 2000, a Swedish limited liability company whose shares are trading on a securities exchange, an authorized market or another regulated marketplace is entitled under Swedish law to repurchase its own shares under certain conditions. Such repurchase requires the approval by the general meeting of shareholders with a majority of two-thirds of the votes cast at the meeting as well as two-thirds of the shares represented at the meeting. A company may not hold more than 10% of its own shares at any given time. Electrolux repurchased 750,000 B Shares in 2004 as compared to 11,331,828 B Shares in 2003, 11,246,052 B Shares in 2002 and 11,570,000 B Shares in 2001. In 2004 Electrolux cancelled nil B Shares compared to 14,612,580 B Shares cancelled in 2003. However, a total of 497,725 A Shares and 14,681,967 B Shares, representing approximately 4.7% of the total number of shares, were redeemed in 2004 for a total consideration of approximately SEK 3 billion. As of March 31, 2005 Electrolux owned 17,738,400 B Shares, equal to 5.74% of the total number of shares. The repurchase mandate of the Annual General Meeting authorizes the Board of Directors under the period up to the next Annual General Meeting to acquire up to 10% of the total number of shares. Repurchased shares may be transferred to cover stock option obligations or in connection with corporate acquisitions.

     Transfer of Shares

     Under the Articles of Association of the Company, there are no restrictions on the transfer of shares and there are no provisions which restrict persons, associations and foundations of non-Swedish nationality from acquiring shares in the Company.

     Pursuant to recommendations concerning the disclosure of acquisition and transfer of shares issued by Näringslivets Börskommitté (the Swedish Industry and Commerce Stock Exchange Committee), any seller or purchaser of securities including shares of stock, convertible debt instruments, warrants, non-standardized options and futures of a Swedish company listed on Stockholm Stock Exchange, must report to the exchange and to the Company transactions in which the purchaser or seller acquires or disposes of 5 percent of any subsequent percentage that is a multiple of five, up to and including 90 percent of either the voting rights of all shares or the total number of shares in the Company. These changes in ownership should also be reported to an established news agency and to a nationally published newspaper in Sweden no later than 9 a.m. on the next day on which trading is conducted on Stockholm Stock Exchange. In addition, according to the Swedish Financial Instruments Trading Act, if a natural person or legal person who acquires or disposes of shareholdings in a Swedish company that has its shares listed on a stock exchange situated or operating within one or more countries in the European Economic Area and, as a result of such acquisition or disposition, holds voting rights equal to, in excess of or less than one of the thresholds of 10 percent, 20 percent, 33? percent, 50 percent or 66? percent, the person is required to notify the company in writing at the same time it notifies the stock exchange or, if the shares are not listed in Sweden, to Finansinspektionen (the Swedish Financial Supervisory Authority) within seven calendar days of the acquisition or disposition. In addition, the Act on Reporting Obligations Regarding Certain Holdings of Financial Instruments requires, among other things, that certain individuals who own shares representing 10 percent or more of the share capital or the voting rights in a publicly traded company report such ownership to Finansinspektionen, which keeps a public register based on the information contained in such reports, and also to report any changes in such ownership.

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

     E. Taxation

     General

     The taxation discussion set forth below does not purport to be a complete analysis or listing of all potential tax effects relevant to the ownership and disposition of ADSs or shares. The statements of United States and Swedish tax laws set forth below are based on the laws in force as of the date of this annual report and may be subject to any changes in United States or Swedish law, and in any double taxation convention or treaty between the United States and Sweden, occurring after that date, which changes may have retroactive effect. Specific tax provisions may apply for certain categories of taxpayers. Your tax treatment if you are a holder of ADSs or shares depends in part on your particular situation. If you are a holder of ADSs or shares you should consult a tax advisor as to the specific Swedish and United States federal, state and local tax consequences relating to your particular circumstances resulting from the ownership of ADSs or shares.

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

     United States Federal Income Tax Consequences

     The following discussion is a summary of the material United States federal income tax consequences relevant to the ownership and disposition of ADSs or shares. This discussion is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, (the “Code”) its legislative history, existing, temporary and proposed Treasury regulations promulgated thereunder, published rulings, administrative pronouncements and court decisions), all as in effect as of the date of this annual report, all of which are subject to change or changes in interpretation, possibly with retroactive effect. The discussion is not a full discussion of all tax considerations that may be relevant to the ownership and disposition of ADSs or shares.

     The discussion applies only if you hold the ADSs or the shares as capital assets and you use the U.S. dollar as your functional currency. It does not deal with the tax treatment of investors subject to special rules, such as grantor trusts, real estate investment trusts, regulated investment companies, banks, brokers or dealers in securities, traders in securities or currencies that elect to use a mark-to-market method of accounting, financial institutions, insurance companies, tax-exempt entities, investors liable for the alternative minimum tax, U.S. expatriates, persons owning (directly, indirectly or by attribution) 10 percent or more of the share capital or voting stock of Electrolux, persons holding ADSs or shares as part of a hedging, straddle, conversion or constructive sale transaction, persons who acquired ADSs or shares pursuant to the exercise of employee stock options or otherwise as compensation and persons who are resident or ordinarily resident in Sweden. You should consult your own tax advisor about the United States federal, state, local and foreign tax consequences to you of the ownership and disposition of the ADSs or shares. You also are urged to consult with your tax advisor concerning whether you are eligible for benefits under the U.S.-Sweden Tax Treaty. If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) holds ADSs or shares, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds ADSs or shares, you should consult your own tax advisor regarding the specific tax consequences of the ownership and disposition of ADSs or shares.

     The discussion below applies to you only if you are a U.S. holder and you are beneficial owner of ADSs or shares and are not resident in Sweden for purposes of the U.S.-Sweden Tax Treaty and (a) you are (1) a citizen or individual resident of the United States for United States federal income tax purposes, (2) a corporation (or any other entity taxable as a corporation for United States federal income tax purposes) that is organized in or under the laws of the United States or any State thereof (including the District of Columbia), (3) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of the substantial decisions of the trust, or (4) an estate the income of which is subject to United States federal income taxation regardless of its source; (b) you are not (and have not been at any time during the prior 10 years) a resident of Sweden for purposes of the U.S.-Sweden Tax Treaty and you are entitled to Treaty benefits under the limitation on benefits article contained therein; (c) you do not maintain a permanent establishment or fixed base situated in Sweden to which the ADSs or shares are attributable and through which you carry on or have carried on a trade or business (or, if you are an individual, you perform or have performed independent personal services in Sweden); (d) you hold the ADSs or shares as a capital asset; and (e) you own (directly, indirectly or by attribution) less than 10 percent of the share capital or voting stock of Electrolux.

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

     Dividends

     For United States federal income tax purposes, the gross amount of dividends (without reduction for any Swedish withholding taxes) paid with respect to the ADSs or shares generally will be included in your gross income as foreign source dividend income. The dividends paid by us will not be eligible for the “dividends received deduction” available to US corporations in respect of dividends received from other U.S. corporations. The amount of any dividend paid in SEK will be the U.S. dollar value of the dividend payment based on the exchange rate in effect on the date of actual or constructive receipt by you, in the case of shares or by the depositary, in the case of ADSs, whether or not the payment is converted into U.S. dollar at that time. If you hold shares and you convert the SEK into U.S. dollars on the date of receipt you generally should not recognize any exchange gain or loss. If you do not convert the SEK into U.S. dollars on the date of receipt you generally will have a tax basis in the SEK received equal to the U.S. dollar amount on such date. Gain or loss, if any, recognized on a subsequent conversion or other disposition of the SEK generally will be treated as U.S. source ordinary income or loss.

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

     If a U.S. holder is an accrual method taxpayer, for taxable years beginning before 2005, it must translate Swedish taxes into U.S. dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, but must translate taxable dividends into U.S. dollars at the spot rate on the date received. This difference in exchange rates may reduce the U.S. dollar value of the credits for Swedish taxes relative to its United States federal income tax liability attributable to a dividend. However, for taxable years beginning after 2004, an accrual method U.S. holder may elect to translate Swedish taxes into U.S. dollars using the exchange rate in effect at the time the taxes were paid. Any such election will apply for the taxable year in which it is made and all subsequent years, unless revoked with the consent of the Internal Revenue Service.

     Subject to certain limitations, you generally will be entitled to receive a foreign tax credit against your United States federal income tax liability (or a deduction against your United States federal taxable income) with respect to any Swedish tax withheld in accordance with the United States-Sweden Tax Treaty and paid over to Sweden. If a refund of the tax withheld is available to you under the laws of Sweden or under the United States-Sweden Tax Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against your United States federal income tax liability (and will not be eligible for the deduction against your United States federal taxable income). For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States, and generally will be treated as “passive income” or, for certain U.S. holders, “financial services income.” Under recently enacted legislation, for taxable years beginning January 1, 2007, dividend income generally will constitute “passive category income” or, in the case of certain U.S. Holders, “general category income.”

     The United States Treasury has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Accordingly, the discussion above of the creditability of Swedish withholding taxes could be affected by future actions that may be taken by the United States Treasury.

     If you are a non-corporate U.S. holder, the U.S. dollar amount of any dividends paid to you prior to January 1, 2009 that constitute “qualified dividend income” generally will be taxable to you at a maximum rate of 15 percent, provided that you meet certain holding period and other requirements. Dividends that we pay with respect to our ADSs and shares generally will be qualified dividend income if, among other things, we were not, in the year prior to the year in which the dividends were paid, and are not, in the year in which the dividends are paid, a passive foreign investment company. We currently believe that dividends paid with respect to our ADSs and shares should constitute qualified dividend income for U.S. federal income tax purposes, however, this is a factual matter and is subject to change. The U.S. Treasury and the U.S. Internal Revenue Service have announced their intention to promulgate rules pursuant to which holders of ADSs, among others, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. You are urged to consult your own tax advisor regarding the availability to you of the reduced dividend tax rate in light of your own particular situation and the computations of your foreign tax credit limitation with respect to any qualified dividends paid to you, as applicable.

     Sale or Exchange of ADSs or Shares

     You generally will recognize capital gain or loss on the sale or other disposition of the ADSs or shares for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your adjusted tax basis (determined in U.S. dollars) in the ADSs or shares. Such gain or loss will be U.S. source capital gain or loss and generally will be treated as long-term capital gain or loss if the holding period in the ADSs or shares exceeds one year at the time of disposition. If you are an individual, any long-term capital gain generally will be subject to United States federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations.

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

     Passive Foreign Investment Company Status

     A non-U.S. corporation will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if at least 75 percent of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or at least 50 percent of the quarterly average value of its assets is attributable to assets that produce or are held to produce passive income. Based on the market value of Electrolux’s shares, the composition of its assets, income and its operations, Electrolux currently believes it did not qualify as a PFIC for the taxable year ending December 31, 2004. If Electrolux were to become a PFIC for any taxable year (which conclusion is a factual determination that must be made as of the close of the taxable year) in which you held ADSs or shares, you would be subject to adverse tax consequences with respect to certain distributions on, and gain realized upon a disposition of the ADSs or shares. Furthermore, dividends paid by Electrolux would not be “qualified dividend income” and would be subject to tax at the higher rates applicable to other items of ordinary income. Application of the PFIC rules is complex. You should consult your own tax advisor regarding the possible application of the PFIC rules to Electrolux.

     United States Information Reporting and Backup Withholding

     In general, dividend payments made to holders and proceeds paid from the sale or other disposition of ADSs or shares may be subject to information reporting to the Internal Revenue Service and possible federal backup withholding at a current rate of 28 percent. Backup withholding will not apply to a holder who furnishes an accurate taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally are not subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through U.S.-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service in a timely manner and furnishing any required information.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Financial Risk Management

     The Group is exposed to a number of risks relating to financial instruments including, for example, liquid funds, accounts receivables, customer financing receivables, payables, borrowings, and derivative instruments. The risks associated with these instruments are, primarily:

•	Interest-rate risk on liquid funds and borrowings

•	Financing risks in relation to the Group’s capital requirements

•	Foreign-exchange risk on earnings and net investments in foreign subsidiaries

•	Commodity-price risk affecting the expenditure on raw material and components for goods produced

•	Credit risk relating to financial and commercial activities

     The Board of Directors of Electrolux has approved a financial policy as well as a credit policy for the Group to manage and control these risks. Each business sector has specific financial and credit policies approved by each sector-board (hereinafter all policies are referred to as “the Financial Policy”). These risks are to be managed by amongst others the use of derivative financial instruments according to the limitations stated in the Financial Policy. The Financial Policy also describes the management of risks relating to pension fund assets.

     The management of financial risks has largely been centralized to Group Treasury in Stockholm. Local financial issues are managed by four regional treasury centers located in Europe, North America, Asia/Pacific and Latin America. Measurement of risk in Group Treasury is performed by a separate risk controlling function on a daily basis. Furthermore, there are guidelines in the Group’s policies and procedures for managing operating risk relating to financial instruments by, for example, segregation of duties and power of attorney.

     Proprietary trading in currency, commodities and interest-bearing instruments is permitted within the framework of the Financial Policy. This trading is primarily aimed at maintaining a high quality of information flow and market knowledge to contribute to the proactive management of the Group’s financial risks.

     Interest-Rate Risk on Liquid Funds and Borrowings

     Interest-rate risk refers to the adverse effects of changes in interest rates on the Group’s income. The main factors determining this risk include the interest-fixing period.

     Liquid funds

     Liquid funds consist of cash on hand, bank deposits and other short-term investments. Electrolux goal is that the level of liquid funds corresponds to at least 2.5% of net sales. In addition, net liquid funds (defined as liquid funds less short-term borrowings) shall exceed zero, taking into account fluctuations arising from acquisitions, divestments and seasonal variations. Investment of liquid funds is mainly made in interest-bearing instruments with high liquidity and with issuers with a long-term rating of at least A- as defined by Standard & Poor’s or similar.

     Interest-rate risk in liquid funds

     Group Treasury manages the interest-rate risk of the investments in relation to a benchmark position defined as a one-day holding period. Any deviation from the benchmark is limited by a risk mandate. Derivative financial instruments like Futures and Forward-Rate Agreements are used to manage the interest-rate risk. The holding periods of investments are mainly short-term. The major portion of the investments is made with maturities between 0 and 3 months. A downward shift in the yield curves of one-percentage point would reduce the Group’s interest income by approximately SEK 70 million.

     Liquid funds consist of cash on hand, bank deposits and other short-term investments, of which the majority have original maturity of three months or less. The table below presents the key data of liquid funds. The book value of liquid funds is approximately equal to fair value.

Liquidity profile	2004	2003	2002
	(SEK million)
Investments with maturities over three months	265	3,783	7,602
Investments and deposits with maturities up to three months	7,675	8,207	6,698
Fair value derivative assets included in short-term investments	762	612	—

Liquid funds	8,702	12,602	14,300
% of annualized net sales	7.7	11.3	11.8
Net liquidity	2,799	8,593	12,682
Fixed-interest term, days	61	64	48
Effective yield, % (average per annum)	2.4	4.4	4.4

     For 2004, liquid funds amounted to 7.7% (11.3) of annualized net sales. The net liquidity is calculated by deducting short-term loans from liquid funds. As from year 2003, long-term borrowings maturing within 12 months are included in short-term loans.

     Borrowings

     The debt financing of the Group is managed by Group Treasury in order to ensure efficiency and risk control. Debt is primarily taken up at the Parent Company level and transferred to subsidiaries as internal loans or capital injections. In this process various swap instruments are used to convert the funds to the required currency. Short-term financing is also undertaken locally in subsidiaries where there are capital restrictions. The Group’s borrowings contain no terms (financial triggers) for premature cancellation based on rating.

     Credit ratings

     Electrolux has Investment Grade ratings from Moody’s and Standard & Poor’s. The long-term ratings from both rating institutions remained unchanged during the year.

Short-term debt,
Rating Agency	Long-term debt	Outlook	Short-term debt	Sweden
Moody’s	Baa1	Stable	P-2
Standard & Poor’s	BBB+	Stable	A-2	K-1

     Interest-rate risk in long-term borrowings

     The Financial Policy states that the benchmark for the long-term loan portfolio is an average interest-fixing period of one year. Group Treasury can choose to deviate from this benchmark on the basis of a risk mandate established by the Board of Directors. However, the maximum fixed-rate period is three years. Derivatives, such as interest-rate swap agreements, are used to manage the interest-rate risk by changing the interest from fixed to floating or vice versa. On the basis of 2004 volumes and interest fixing, a one-percentage point shift in interest rates paid would impact the Group’s interest expenses by approximately SEK +/-20 million in 2005. This calculation is based on a parallel shift of all yield curves simultaneously by one-percentage point. Electrolux acknowledges that the calculation is an approximation and does not take into consideration the fact that the interest rates on different maturities and different currencies might change differently.

     Interest-bearing liabilities

     At year-end 2004, the Group’s total interest-bearing liabilities amounted to SEK 9,843 million (12,501), of which SEK 3,940 million (8,173) referred to long-term loans. Long-term loans with maturities within 12 months, SEK 3,896 million, are reported as short-term loans in the Group’s balance sheet. A significant portion of the outstanding long-term borrowings has been made under Electrolux global medium term note program. This program allows for borrowings up to EUR 2,000 million. As of December 31, 2004, Electrolux utilized approximately EUR 627 million (630) of the capacity of the program.

     The majority of total long-term borrowings, SEK 7,187 million, are taken up at the parent company level. Given the strong liquidity, Electrolux does not currently maintain any committed credit facilities for short-term borrowings, other than as back-up facility for the European commercial-paper program, which amounts to EUR 150 million. Electrolux expects to meet any future requirements for short-term borrowings through bilateral bank facilities and capital-market programs such as commercial-paper programs.

     At year-end 2004, the average interest-fixing period for long-term borrowings was 1.3 years (1.1). The calculation of the average interest-fixing period includes the effect of interest-rate derivatives used to manage the interest-rate risk of the debt portfolio. The interest rate at year-end for the total borrowings was 4,9% (4.9).

     The fair value of the interest-bearing loans including swap transactions used to manage the interest fixing was approximately SEK 10,127 million. The loans and the interest-rate swaps are valued marked-to-market in order to calculate the fair value.

     The following table sets out the carrying amount of the Group’s interest-bearing liabilities that are exposed to fixed and floating interest-rate risk.

					Total Book Value
				Nominal value	Dec. 31,
Issue/maturity dates	Description of loan	Interest rate	Currency	(in currency)	2004	2003
					(SEK m)
Bond loans
Fixed rate(1)
2001-2008	Global MTN Program	6.0000	EUR	268	2,400	2,416
2001-2008	Global MTN Program	6.0000	EUR	32	288	290
1998-2008	SEK MTN Program	4.2303	SEK	85	85	85
2000-2005	Global MTN Program(2)	6.1250	EUR	300	—	2,712
2001-2005	SEK MTN Program(2)	5.3000	SEK	200	—	200
Floating rate
1998-2005	Global MTN Program	Floating	USD	25	—	181
1997-2027	Industrial Development Revenue Bonds	Floating	USD	10	66	73

Total bond loans		—	—	—	2,839	5,957
Other long-term loans
	Fixed Rate Loans	—	—	—	457	1,901
	Floating Rate Loans	—	—	—	644	315

Total other long-term loans		—	—	—	1,101	2,216

Total long-term loans		—	—	—	3,940	8,173
Short-term loans
Short-term part of long-term loans
2000-2005	Global MTN Program(2)	6.1250	EUR	300	2,695	—
2001-2005	SEK MTN Program(2)	5.3000	SEK	200	200	—
1998-2005	Global MTN Program(2)	Floating	USD	25	165	—
2001-2004	SEK MTN Program	3.3820	SEK	170	—	170
1996-2004	Bond Loan FRF 1,000 million	6.5000	FRF	690	—	952
	Other long-term loans	—	—	—	836	1,292
Other short-term loans
	Bank borrowings and commercial papers	—	—	—	1,643	1,316
	Fair value of derivative liabilities	—	—	—	364	279

Total short-term loans		—	—	—	5,903	4,009

Interest-bearing pensions		—	—	—	—	319

Total interest-bearing liabilities		—	—	—	9,843	12,501

(1)	The interest-rate fixing profile of the loans has been adjusted from fixed to floating with interest-rate swaps.

(2)	Long-term loans in the table with maturities within 12 months are classified as short-term loans in the Group’s balance sheet.

     The average maturity of the Group’s long-term borrowings (including long-term loans with maturities within 12 months) was 2.2 years (2.7) at the end of 2004. As a result of the Group’s positive cash flow, no additional long-term funding was undertaken in 2004. A net total of SEK 1,836 million in loans, originating essentially from long-term loans, matured or were amortized. Short-term loans pertain primarily to countries with capital restrictions. The table below presents the repayment schedule of long-term borrowings.

     Repayment schedule of long-term borrowings, as at December 31 (SEK m)

	2005	2006	2007	2008	2009	2010	2011-	Total
Debenture and bond loans	—	—	—	2,773	—	—	66	2,839
Bank and other loans	—	410	36	16	24	4	611	1,101
Short-term part of long-term loans	3,896	—	—	—	—	—	—	3,896

Total	3,896	410	36	2,789	24	4	677	7,836

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

     Foreign-exchange risk

     Foreign-exchange risk refers to the adverse effects of changes in foreign-exchange rates on the Group’s income and equity. In order to manage such effects, the Group covers these risks within the framework of the Financial Policy. The Group’s overall currency exposure is managed centrally.

     The major currencies that Electrolux is exposed to are the U.S. dollar, the euro, the Canadian dollar, and the British pound. Other significant exposures are the Norwegian krona, the Australian dollar and various Eastern European currencies.

     Transaction exposure from commercial flows

     The Group’s financial policy stipulates the hedging of forecasted sales in foreign currencies, taking into consideration the price fixing periods and the competitive environment. The business sectors within Electrolux have varying policies for hedging depending on their commercial circumstances. The sectors define a hedging horizon between 6 up to 12 months of forecasted flows. Hedging horizons outside this period are subject to approval from Group Treasury. The Financial Policy permits the operating units to hedge invoiced and forecasted flows from 75% to 100%. The maximum hedging horizon is up to 18 months. Group subsidiaries cover their risks in commercial currency flows mainly through the Group’s four regional treasury centers. Group Treasury thus assumes the currency risks and covers such risks externally by the use of currency derivatives.

     The Group’s geographically widespread production reduces the effects of changes in exchange rates. The table below shows the distribution of the Group’s sales and operating expenses in major currencies. As the table indicates, there was a good currency balance during the year in the U.S. dollar and the euro.

			Average	Average
Net sales and expenses, by	Share of	Share of	exchange	exchange
currency	net sales, %	expenses, %	rate 2004	rate 2003
SEK	4	8	—	—
USD	37	40	7.33	8.08
EUR	32	36	9.12	9.13
GBP	5	2	13.38	13.25
Other	22	14	—	—

Total	100	100

     Commercial flows

     The table below shows the forecasted transaction flows (imports and exports) for the 12-month period of 2005 and hedges at year-end 2004.

     The hedged amounts during 2005 are dependent on the hedging policy for each flow considering the existing risk exposure. Gross hedging of flows above 12 months and up to 18 months, not shown in the table, amounts to SEK 474 million and this hedging refers mainly to USD/SEK and EUR/SEK.

	GBP	CAD	AUD	NOK	CZK	CHF	HUF	SEK	EUR	USD	Other	Total
Inflow of currency (long position)	3,700	2,570	1,350	1,140	860	860	960	1,970	5,480	1,910	4,470	25,270
Outflow of currency (short position)	-170	-190	-270	-200	—	-60	-2,480	-4,880	-9,570	-6,510	-940	-25,270

Gross transaction flow	3,530	2,380	1,080	940	860	800	-1,520	-2,910	-4,090	-4,600	3,530	—
Hedge	-1,580	-1,840	-710	-560	-590	-580	870	2,390	1,240	2,850	-1,490	—

Net transaction flow	1,950	540	370	380	270	220	-650	-520	-2,850	-1,750	2,040	—

     The effect of hedging on operating income during 2004 amounted to SEK -76 million (69). At year-end 2004, unrealized exchange-rate losses on forward contracts amounted to SEK -20 million (47), all of which will mature in 2005.

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

     Foreign-exchange sensitivity from transaction and translation exposure

     Electrolux is particularly exposed to changes in exchange rates between Swedish kronor and the U.S. dollar, the euro, the Canadian dollar and the British pound. For example, a change up or down by 10% in the value of each of the USD, EUR, CAD, and GBP against the SEK would affect the Group’s income after financial items for one year by approximately SEK +/–400 million, as a static calculation. The model assumes the distribution of earnings and costs effective at year-end 2004 and does not include any dynamic effects, such as changes in competitiveness or consumer behavior arising from such changes in exchange rates.

     Exposure from net investments (balance sheet exposure)

     The net of assets and liabilities in foreign subsidiaries constitutes a net investment in foreign currency, which generates a translation difference in connection with consolidation. In order to limit negative effects on Group equity resulting from translation differences, hedging is implemented on the basis of borrowings and foreign-exchange derivative contracts. This means that the decline in value of a net investment, resulting from a rise in the exchange rate of the Swedish krona, is offset by the exchange gain on the Parent Company’s borrowings and foreign-exchange derivative contracts, and vice versa. Hedging of the Group’s net investments is implemented within the Parent Company in Sweden. The Financial Policy stipulates the extent to which the net investments can be hedged and also sets the benchmark for risk measurement. Group Treasury is allowed to deviate from the benchmark under a given risk mandate.

     Commodity-price risks

     Commodity-price risk is the risk that the cost of direct and indirect materials could increase as underlying commodity prices rise in global markets. The Group is exposed to fluctuations in commodity prices through agreements with suppliers, whereby the price is linked to the raw material price on the world market. This exposure can be divided into direct commodity exposure, which refers to pure commodity exposures, and indirect commodity exposures, which is defined as exposure arising from only part of a component. The Group hedges only a limited number of materials that are exchange-traded on the world market, through commodity forwards and futures. The hedged materials are copper, aluminum, nickel and zinc. The hedging horizon depends on the business environment and is defined within each business sector. Commodity-price risk is also managed through contracts with the suppliers.

     Credit risk

     Credit risk in financial activities

     Exposure to credit risks arises from the investment of liquid funds, and as counterpart risks related to derivatives. In order to limit exposure to credit risk, a counterpart list has been established which specifies the maximum permissible exposure in relation to each counterpart. The Group strives for arranging master netting agreements (ISDA) with the counterparts for derivative transactions and has established such agreements with the majority of the counterparts.

     Credit risk in accounts receivable

     Electrolux sells to a substantial number of customers in the form of large retailers, buying groups, independent stores and professional users. Sales are made on the basis of normal delivery and payment terms, if they are not included in Customer Financing operations in the Group. Customer Financing solutions are also arranged outside the Group. The Credit Policy of the Group ensures that management process for customer credits includes customer rating, credit limits, decision levels and management of bad debts. The Board of Directors decides on customer credit limits that exceed SEK 300 million. There is a concentration of credit exposures on a number of customers in, primarily, USA and Europe.

     Other interest-bearing investments

     Interest-bearing receivables from customer financing amounting to SEK 745 million (874) are included in the item Other receivables in the Group’s balance sheet. The Group’s customer financing activities are performed in order to provide sales support and are directed mainly to independent retailers in the United States and in Scandinavia. The majority of the financing is shorter than 12 months. There is no major concentration of credit risk related to customer financing. Collaterals and the right to repossess the inventory also reduce the credit risk in the financing operations. The income from customer financing is subject to interest-rate risk. This risk is immaterial to the Group.

     Derivative financial instruments

     The tables below present the fair value and nominal amounts of the Group’s derivative financial instruments for managing of financial risks and proprietary trading. The fair value of financial instruments used for proprietary trading at the end of 2004 was SEK 4 million (6).

     Fair value

	2004			2003
	Positive MV	Negative MV	Net MV	Positive MV	Negative MV	Net MV
Interest-rate swaps	290	-66	224	364	-145	219
Cross currency interest-rate swaps	21	-10	11	15	-16	-1
Forward-rate agreements and futures	9	-9	—	10	-10	—
Foreign exchange derivatives (Forwards and Options)	828	-534	294	759	-319	440
Commodity derivatives	—	—	—	9	-4	5

Total	1,148	-619	529	1,157	-494	663

     Valuation of derivative financial instruments at market value (MV), presented in the table above, is done at the most accurate market prices available. This means that instruments, which are quoted on the market, such as for instance the major bond and interest-rate future markets, are all marked-to-market with the current spot mid-price. The foreign-exchange spot mid-rate is then used to convert the market value into Swedish kronor, before it is discounted back to the valuation date. For instruments where no reliable price is available on the market, cash flows are discounted using the deposit/swap curve of the cash-flow currency. In the event that no proper cash flow schedule is available, for instance as in the case with forward-rate agreements, the underlying schedule is used for valuation purposes. To the extent option instruments are used, the valuation is based on the Black-Scholes formula. All valuations are done at mid-prices, e.g., the average of bid and ask prices are used.

     Nominal amounts (SEKm)

	2004	2003
Interest-rate swaps
Maturity shorter than 1 year	5,600	8,219
Maturity 2–5 years	4,760	9,188
Maturity 6–10 years	—	—

Total interest-swaps	10,360	17,407
Cross currency interest-rate swaps	75	245
Forward-rate agreements	15,751	35,625
Foreign-exchange derivatives (Forwards and Options)	18,104	12,603
Commodity derivatives	—	21

Total	44,290	65,901

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

ITEM 16B. CODE OF ETHICS

     In February 2004, the Board of Directors adopted the Electrolux Group Code of Ethics. It outlines both prescriptive and proscriptive ethical standards which are to be strictly followed by all employees and Board Members of the Electrolux Group, in all markets and at all times. The Code formalizes the principles by which the Group conducts its relations with employees, shareholders, business partners and other interests. This code of ethics is posted on our website, www.electrolux.com, and may be found as follows:

1.	From our main web page, first click on Inside Electrolux.

2.	Next, click on Corporate Governance.

3.	Finally, click on Code of Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     PricewaterhouseCoopers AB has served as Electrolux’s independent auditor for each of the financial years in the three year period ended December 31, 2004, for which audited financial statements appear in this annual report on Form 20-F. The April 2002 Annual General Meeting of Electrolux shareholders appointed PricewaterhouseCoopers AB as Electrolux’s independent auditor for a four-year period.

     The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers AB to Electrolux in 2004, 2003 and 2002.

	2004	2003	2002
	SEK million	SEK million	SEK million
Audit Fees[1]	46	45	38
Audit-related Fees[2]	3	4	1
Tax Fees[3]	10	9	9
All Other Fees	—	—	—

Total	59	58	48

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews and employee benefit plan audits.

(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax planning and services.

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

     Prior to engaging PricewaterhouseCoopers AB for additional non-recurring audit and non-audit services, AB Electrolux management shall submit to the Audit Committee, or if a pre-approval is urgently required, to the Chairman of the AC, an Interim pre-approval request.

     At each subsequent AC meeting after January, the Chairman of the AC shall report to the AC any interim audit or non-audit service pre-approvals since the last AC meeting and AB Electrolux management will provide the AC with a summary description of ongoing and completed audit and non-audit services and a year to date of the actual spending against the pre-approved level for non-audit services and an updated estimate for the full year.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

			Total Number of		Maximum Number
			Shares Purchased		of Shares that may
			as Part of Publicly		yet be Purchased
	Total Number of	Average Price Paid	Announced		under the
Period	Shares Purchased	per share	Programs[1]		Programs[4]
2004-01-01 to 2004-01-31	500,000	160.1	9,105,128	[2]	14,910,000
2004-02-01 to 2004-02-29	-	-	-		-
2004-03-01 to 2004-03-31	-	-	-		-
2004-04-01 to 2004-04-30	-	-	-		-
2004-05-01 to 2003-05-31	-	-	-		-
2004-06-01 to 2004-06-30	-	-	-		-
2004-07-01 to 2004-07-31	-	-	-		-
2004-08-01 to 2004-08-31	250,000	136.1	250,000	[3]	13,152,630
2004-09-01 to 2004-09-30	-	-	-		-
2004-10-01 to 2004-10-31	-	-	-		-
2004-11-01 to 2003-11-30	-	-	-		-
2004-12-01 to 2004-12-31	-	-	-		-

(1)	Share repurchase programs require the approval of the General Meeting of Shareholders under Swedish law.

(2)	At the 2003 Annual General meeting (AGM), held on April 22 2003, the company was authorized to purchase its own shares up to a maximum of ten percent of the total number of shares outstanding. The authorization is valid for one year, for the period until the next AGM, and thus expired on April 21, 2004.

(3)	At the 2004 AGM, held on April 21 2004, the company was granted a new authorization to purchase its own shares up to a maximum of ten percent of the total number of shares outstanding. The authorization is valid for one year, for the period until the next AGM, which is expected to take place on April 20, 2005

(4)	In the period covered by the table, amount of outstanding shares was affected by the company’s redemption of a total of 15,179,692 shares. Additionally, the company sold 10,600 repurchased shares to options holders during the same period.

     In April 2004, the Annual General Meeting approved a proposed redemption of shares that entitled shareholders to redeem every twentieth share against cash payment of SEK 200. The decision was made on the basis of the Group’s strong balance sheet and the ambition to contribute to increased shareholder value. Payment for the redeemed shares was made to the shareholders on June 30, 2004.

     A total of 15,179,692 shares were tendered for redemption, corresponding to a value of over SEK 3 billion. The redemption reduced the Electrolux share capital by SEK 76 million, corresponding to a par value of SEK 5 per redeemed share. Following redemption, the Electrolux share capital is SEK 1,545 million, corresponding to 9,502,275 A-shares and 299,418,033 B-shares, or a total of 308,920,308 shares.

				Number of
	Number of	Number of	Number of	shares held
Redemption and repurchase of shares	outstanding	outstanding	shares held	by other
in 2004 and 2005	A- shares	B-shares	by Electrolux	shareholders

Number of shares as of January 1, 2004	10,000,000	314,100,000	17,000,000	307,100,000
Shares sold to senior managers in 1st quarter under the stock option programs	—	—	-10,600	10,600
Redemption of shares in June, 2004	-497,725	-14,681,967	—	-15,179,692
Repurchase of shares in 2004	—	—	750,000	-750,000

Total number of shares as of December 31, 2004	9,502,275	299,418,033	17,739,400	291,180,908
Repurchase of shares in January, 2005	—	—	—	—

Total number of shares as of February 14, 2005	9,502,275	299,418,033	17,739,400	291,180,908

     Proposed Renewed Mandate For Share Repurchases

     The Annual General Meeting in 2004 authorized the Board of Directors to acquire and transfer own shares during the period up to the next Annual General Meeting in April 2005. Shares of series A and/or B may be acquired on the condition that, following each repurchase transaction, the company owns a maximum of 10% of the total number of shares. As of February 14, 2005, the Group owned a total of 17,739,400 B-shares, equivalent to 5.7% of the total number of outstanding shares.

     The Board of Directors has decided to propose that the Annual General Meeting approve a renewed mandate for the repurchase of a maximum of 10% of the total number of shares. This authorization would cover the period up to the Annual General Meeting in 2006. The details of the proposal were published on March 8, 2005.

     Repurchases of Own Shares in 2004 And 2005

     During 2004, Electrolux repurchased 750,000 own B-shares for a total of SEK 114 million, corresponding to an average price of SEK 152 per share. During the year, senior managers purchased 10,600 B-shares from Electrolux under the terms of the employee stock option programs for a total of approximately SEK 2 million, corresponding to an average price of SEK 170 per share. As of December 31, 2004, the company owned a total of 17,739,400 B-shares, which is equivalent to 5.7% of the total number of outstanding shares.

Repurchase of own shares
2002–2004	2004	2003	2002

Repurchased shares	750,000	11,331,828	11,246,052
Amount paid, SEK million	114	1,688	1,703
Price per share, SEK	152	149	151
Shares held by Electrolux, at year-end	17,739,400	17,000,000	20,394,052
% of outstanding shares	5.7	5.2	6.0

1) After cancellation of shares.

     The purpose of the share repurchase program is to enable adapting the capital structure of the Group and thereby contribute to increased shareholder value, or to use the repurchased shares in conjunction with the financing of potential acquisitions and the Group’s long-term incentive programs.

PART III

ITEM 17      FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITOR

To the Shareholders of AB Electrolux:

We have audited the accompanying consolidated balance sheets of AB Electrolux and its subsidiaries at December 31, 2004 and 2003 and the related consolidated statements of income, of cash flows and of changes in stockholders’ equity for each of the three years ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AB Electrolux and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years ended December 31, 2004, in conformity with accounting principles generally accepted in Sweden. In addition, in our opinion, the financial statement schedule included on page F-57, presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

As discussed in the Accounting and Valuation Principles note to the consolidated financial statements, with effect from January 1, 2004, the Company prospectively adopted RR 29, Employee Benefits. As discussed in the Accounting and Valuation Principles note, with effect from January 1, 2003, the Company prospectively adopted RR 27, Financial Instruments: Classification and Disclosure.

Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.

PricewaterhouseCoopers AB

Stockholm, Sweden
February 28, 2005

AB ELECTROLUX AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
YEARS ENDED DECEMBER 31

(SEK m)	2004	2003	2002
Net sales (Note 4)	120,651	124,077	133,150
Cost of goods sold	-91,006	-93,742	-101,705

Gross operating income	29,645	30,335	31,445

Selling expenses	-17,369	-16,877	-17,738
Administrative expenses	-5,513	-5,699	-5,405
Other operating income (Note 5)	91	130	135
Other operating expenses (Note 6)	-180	-251	-272
Items affecting comparability (Note 7)	-1,960	-463	-434

Operating income 1) (Notes 4, 8, 27)	4,714	7,175	7,731

Financial income (Note 9)	583	794	947
Financial expenses (Note 9)	-938	-963	-1,133

Income after financial items	4,359	7,006	7,545

Taxes (Note 10)	-1,210	-2,226	-2,459
Minority interests in net income (Note 11)	-1	-2	9

Net income	3,148	4,778	5,095

Net income per share, basic, SEK (Note 12)	10.55	15.25	15.58
Diluted	10.54	15.24	15.57

Net income per share, basic, according to U.S. GAAP, SEK (Note 30)	9.35	15.58	16.23
Diluted	9.34	15.58	16.23

Average number of shares, basic, millions (Note 12)	298.3	313.3	327.1
Diluted	298.6	313.6	327.3

1) Operating income includes depreciation and amortization in the amount of:	3,178	3,353	3,854

The accompanying notes form an integral part of these consolidated financial statements.

AB ELECTROLUX AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
YEARS ENDED DECEMBER 31

ASSETS (SEKm)	2004	2003
Fixed assets
Intangible assets (Note 13)	5,077	4,782
Tangible assets (Note 14)	16,033	15,638
Financial assets (Note 15)	1,412	1,276
Deferred tax assets (Note 10)	2,937	1,914

Total fixed assets	25,459	23,610

Current assets
Inventories, etc. (Note 16)	15,742	14,945

Current receivables
Accounts receivable (Note 17)	20,627	21,172
Taxes receivable	617	490
Other receivables (Note 18)	2,657	2,972
Prepaid expenses and accrued income	1,128	1,237

	25,029	25,871

Liquid funds (Note 18)
Short-term investments	4,442	8,577
Cash and cash equivalents	4,260	4,025

	8,702	12,602

Total current assets	49,473	53,418

Total assets	74,932	77,028

Assets pledged (Note 19)	137	423

The accompanying notes form an integral part of these consolidated financial statements.

AB ELECTROLUX AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
YEARS ENDED DECEMBER 31

EQUITY AND LIABILITIES (SEKm)	2004	2003
Equity (Note 20)
Share capital (Note 21)	1,545	1,621
Restricted reserves	11,136	11,711
Retained earnings	7,581	9,352
Net income	3,148	4,778

	23,410	27,462
Minority interests	10	27
Provisions
Provisions for pensions and similar commitments (Note 22)	7,852	5,678
Deferred tax liabilities (Note 10)	1,251	1,256
Other provisions (Note 23)	4,961	4,427

	14,064	11,361

Financial liabilities
Long-term loans (Note 18)	3,940	8,173
Short-term loans (Note 18)	5,903	4,009

	9,843	12,182

Operating liabilities
Accounts payable	16,550	14,857
Tax liabilities	900	1,180
Other liabilities	2,153	1,935
Accrued expenses and prepaid income (Note 24)	8,002	8,024

	27,605	25,996

Total equity and liabilities	74,932	77,028

Contingent liabilities (Note 25)	1,323	1,179

The accompanying notes form an integral part of these consolidated financial statements.

AB ELECTROLUX AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
YEARS ENDED DECEMBER 31

CASH FLOW STATEMENTS (SEK m)	2004	2003	2002
Operations
Income after financial items	4,359	7,006	7,545
Depreciation and amortization	3,178	3,353	3,854
Capital gain/loss included in operating income	—	-8	-1,910
Restructuring provisions	1,224	-1,410	1,551
Provision for pension litigation	—	—	-913
Change in accrued and prepaid interest	52	26	-49

	8,813	8,967	10,078

Taxes paid	-1,673	-1,817	-1,027

Cash flow from operations, excluding change in operating assets and liabilities	7,140	7,150	9,051
Change in operating assets and liabilities
Change in inventories	-1,516	-746	-706
Change in accounts receivable	-5	-1,624	28
Change in other current assets	235	-136	804
Change in operating liabilities and provisions	2,728	1,649	1,728

Cash flow from operations	8,582	6,293	10,905

Investments
Acquisition of operations (Note 26)	—	—	-1,542
Divestment of operations (Note 26)	—	857	3,771
Machinery, buildings, land, construction in progress, etc.	-4,515	-3,463	-3,335
Capitalization of product development and software	-669	-470	-195
Other	-174	506	290

Cash flow from investments	-5,358	-2,570	-1,011

Total cash flow from operations and investments	3,224	3,723	9,894

Financing
Change in short-term loans	2,225	1,099	-2,096
Change in long-term loans	-4,099	-2,579	-2,061
Dividend	-1,993	-1,894	-1,483
Redemption and repurchase of shares	-3,154	-1,669	-1,703

Cash flow from financing	-7,021	-5,043	-7,343

Total cash flow	-3,797	-1,320	2,551
Liquid funds at beginning of year	12,602	14,300	12,374
Exchange-rate differences referring to liquid funds	-103	-378	-625
Liquid funds at year-end	8,702	12,602	14,300

Change in net borrowings

Total cash flow, excluding change in loans	-1,923	160	6,708
Net borrowings at beginning of year	101	-1,398	-10,809
Exchange-rate differences referring to net borrowings	681	1,339	2,703
Net borrowings at year-end	-1,141	101	-1,398

The accompanying notes form an integral part of these consolidated financial statements.

AB ELECTROLUX AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31

	Share	Restricted	Retained
(SEK m, except per share amounts)	capital	reserves	earnings	Total
Beginning balance January 1, 2002	1,831	13,438	13,595	28,864
Translation differences	—	—	-1,786	-1,786
Minimum liability, U.S. pensions	—	—	-1,335	-1,335
Transfers between restricted and unrestricted equity	—	712	-712	—
Net income	—	—	5,095	5,095
Cancellation of shares	-137	137	—	—
Dividend payment (SEK 4.50 per share)	—	—	-1,483	-1,483
Repurchase of shares	—	—	-1,703	-1,703
Dividends to minority shareholders	—	—	-23	-23

Closing balance Dec. 31, 2002	1,694	14,287	11,648	27,629

Translation differences	—	—	-1,259	-1,259
Minimum liability, U.S. pensions	—	—	-123	-123
Transfers between restricted and unrestricted equity	—	-2,649	2,649	—
Net income	—	—	4,778	4,778
Cancellation of shares	-73	73	—	—
Dividend payment (SEK 6.00 per share)	—	—	-1,894	-1,894
Repurchase of shares	—	—	-1,669	-1,669

Closing balance Dec. 31, 2003	1,621	11,711	14,130	27,462

Adjustment of opening balance	—	—	-1,602	-1,602
Translation differences	—	—	-451	-451
Transfers between restricted and unrestricted equity	—	-651	651	—
Net income	—	—	3,148	3,148
Cancellation of shares	-76	76	—	—
Dividend payment (SEK 6.50 per share)	—	—	-1,993	-1,993
Repurchase of shares	—	—	-112	-112
Redemption of shares	—	—	-3,042	-3,042

Closing balance Dec. 31, 2004	1,545	11,136	10,729	23,410

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Accounting and valuation principles
Amounts in SEK million, unless otherwise stated

BASIS OF PREPARATION

     The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Sweden, thereby applying the standards of the Swedish Financial Accounting Standards Council. These accounting principles differ in certain significant respects from those in the United States. Certain non-U.S. GAAP measures are used in this annual report, e.g., value creation. For a description of significant differences, see Note 30. In the interest of achieving comparable financial information within the Group, Electrolux companies apply uniform accounting rules as defined in the Electrolux Accounting Manual, irrespective of national legislation.

     The following should be noted:

•	Effective as of January 1, 2003, Electrolux implemented RR 27, “Financial instruments: Disclosure and classification”. RR 27 stipulates how financial instruments shall be classified in the balance sheet and prescribes the disclosures to be presented in order to make it easier for the reader of financial statements to understand how financial instruments affect the results, financial situation and cash flows of an entity.

•	As of January 1, 2004, Electrolux applies the new standard from the Swedish Financial Accounting Standards Council, RR 29, “Employee Benefits”. RR 29 stipulates how the company shall account for and report employee benefits. The main differences between RR 29 and the earlier accounting standards refer to defined benefit post-employment plans. RR 29 requires that liabilities for these plans are calculated according to the Projected Unit Credit Method and reduced by the market value of the plan assets. RR 29 also requires that the cost of the benefits be expensed in the period in which the benefits are earned. The implementation of RR 29 had a one-time effect of SEK 1,602 million, net of taxes, that has been charged to opening balance of retained earnings as a change in accounting principles.

•	As of January 1, 2005, Electrolux will apply International Financial Reporting Standards (IFRS, previously IAS). Swedish accounting principles have in recent years been successively adapted to IFRS.

•	Computation of net debt/equity, and equity/assets includes minority interests in adjusted shareholders’ equity.

Principles applied for consolidation

     The consolidated financial statements have been prepared in accordance with Standard RR 1:00 of the Swedish Financial Accounting Standards Council applying the purchase method, whereby the assets and liabilities in a subsidiary on the date of acquisition are evaluated to determine the acquisition value to the Group. Any differences between the acquisition price and the market value of the acquired net assets are reported as goodwill or negative goodwill. The consolidated income for the Group includes the income statements for the Parent Company and its direct and indirect owned subsidiaries after

•	elimination of intra-group transactions and unrealized profits in stock, and

•	depreciation and amortization of Group goodwill and other acquired surplus values.

     Segment reporting

     The Group’s primary segments (business areas) basically follow the internal management of the Group and are based on the different business models for end-customers, consumers and professional users, and further divided on product categories. The secondary segments are based on the Group’s consolidated sales per market.

     The segments are responsible for the operating result and the net assets used in their businesses, whereas finance net and taxes as well as net borrowings and equity are not reported per segment. The operating results and net assets of the segments are consolidated using the same principles as for the total Group. The segments consist of separate legal units as well as divisions in multi-segment legal units where some allocations of costs and net assets are made. Operating costs not included in the segments are shown under Group Common costs and include mainly costs for corporate functions.

     Sales between segments are made on market conditions with arms-length principles.

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

     At year-end 2004, the Group comprised 358 (353) operating units, and 276 (284) companies.

Associated companies

     Investments in associated companies, i.e., those in which the Parent Company directly or indirectly owned 20–50% of the voting rights at year-end, or otherwise exercised significant influence, have been reported according to the equity method. This means that the Group’s share of income before taxes in an associated company is reported as part of the Group’s operating income and the Group’s share of taxes is reported as part of the Group’s taxes. Investments in such a company are reported at a value corresponding to the Group’s share of the company’s equity, adjusted for possible over- and undervalue. Joint ventures are reported according to the equity method.

Related party transactions

     All transactions with related parties are carried out on an arms-length basis.

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

General accounting and valuation principles

Revenue recognition

     Sales are recorded net of VAT (Value-Added Tax), specific sales taxes, returns and trade discounts. Revenues arise almost exclusively from sales of finished products. Sales are recognized when the significant risks and rewards connected with ownership of the goods have been transferred to the buyer and the Group retains neither a continuing right to dispose of the goods, nor effective control of those goods and when the amount of revenue can be measured reliably. This means that sales are recorded when goods have been put at the disposal of the customers in accordance with agreed terms of delivery. Revenues from services are recorded when the service has been performed.

Government grants

     Government grants are recognized when there is reasonable assurance that the Group will comply with the conditions attaching to them, and that the grants will be received. Grants related to assets are included in the balance sheet as “prepaid income” and recognized as income over the useful life of the asset. In the income statement, grants are deducted in reporting the related expense. In 2004, grants recognized in the income statement amounted to SEK 36 million (55 million).

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

Taxes

     Taxes include current and deferred taxes applying the liability method. Deferred taxes are calculated using enacted tax rates. Taxes incurred by the Electrolux Group are affected by appropriations and other taxable (or tax-related) transactions in the individual Group companies. They are also affected by utilization of tax losses carried forward referring to previous years or to acquired companies. This applies to both Swedish and foreign Group companies. Deferred tax assets on tax losses and temporary differences are recognized only if it is probable that they will be utilized in the near future. Deferred tax and deferred tax liabilities are shown net when they refer to the same taxation authority and when a company or a group of companies, through tax consolidation schemes etc., have a legally enforceable right to set off tax assets against tax liabilities.

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

     Intangible fixed assets

Acquisition goodwill

     Acquisition goodwill is reported as an intangible asset and amortized over the estimated useful life, which is usually 10–20 years.

     It is generally difficult to refer the acquisitions to the functions in the income statement in a logical way and the goodwill amortization is therefore included in Other operating expenses. Over the last few decades, Electrolux has made a large number of acquisitions. For four of them Electrolux applies an amortization period of 40 years, i.e., for the goodwill arising from the major strategic acquisitions of Zanussi, White Consolidated Industries, American Yard Products and Email. These acquisitions have given Electrolux major market shares in Europe, North America and Australia as well as a leading global position.

     The industry in which the Group operates is relatively stable, and large market shares are a key success factor as they enable economies of scale and create barriers to entry by new competitors. Zanussi, White Consolidated Industries and American Yard Products were acquired in the late 1980s, when useful lives of 40 years were in accordance with current international practice. Experience of these acquisitions clearly indicates useful lives of well over 40 years, which supported the decision to assign a useful life of 40 years for the acquisition of Email in 2001. The value of goodwill is continuously monitored, and impairment tests indicate that the assigned useful lives are clearly sustainable for these acquisitions. Amortization of goodwill for these four acquisitions in 2004 amounted to SEK 101 million (105 million).

     A useful life of 20 years has been assigned for the goodwill arising from the strategic acquisition of Diamant Boart in 2002.

Trademarks

     The right to use the Electrolux brand in North America, acquired in 2000, is amortized over 40 years in the consolidated accounts. To build fewer but stronger brands is one of the Group’s key strategies and this acquisition gives Electrolux the right to use the Electrolux brand worldwide. Although the useful life is regarded as indefinite, it was established at 40 years in 2000 to be consistent with the useful lives of the strategic acquisitions made in North America.

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

Tangible fixed assets

     Tangible fixed assets are stated at historical cost less straight-line accumulated depreciation, which is based on the estimated useful life of the asset. These are:

Buildings	10–40 years
Machinery and technical installations	3–15 years
Other equipment	3–10 years

Financial fixed assets

     Financial assets are initially recognized at proceeds paid, net of transaction costs incurred. After initial recognition short-term investments and derivatives, used for hedging these investments, are valued at the lowest of cost or market value on a portfolio basis. Long-term investments held to maturity are valued at amortized cost using the effective interest method.

     Shares and participations in associated companies are accounted for according to the equity method.

Impairment

     At each balance sheet date, the Group assesses whether there is any indication that any of the company’s fixed assets are impaired. If any such indication exists, the company estimates the recoverable amount of the asset. An impairment loss is recognized by the amount of which the carrying amount of an asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use. The value in use of an asset is mostly estimated using the discounted cash-flows method. The discount rates used in 2004 were in the range of 11 to 28%. For the purposes of assessing impairment, assets are grouped in cash-generating units which are the smallest identifiable groups of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Leasing

     The Group generally owns its production facilities. The Group rents some warehouse and office premises under leasing agreements and has also leasing contracts for certain office equipment.

     Leases, where a significant portion of the risks and rewards of ownership are retained by the lessor, are classified as operating leases. Most leasing agreements in the Group are operational leases and the costs recognized directly in the income statement in the corresponding period.

     Leases of land and buildings, where the Group has substantially all the risks and rewards of ownership are classified as financial leases. Financial leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments.

     Assets under financial leases are recognized in the balance sheet and the future leasing payments are recognized as a loan. Expenses for the period correspond to depreciation of the leased asset and interest cost for the loan.

     The revised standard from the Swedish Financial Accounting Standard Council RR 6:99, “Leases”, came into effect on January 1, 2000. Electrolux then chose the alternative not to reconsider the classification of leases entered into before January 1, 1997.

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

Liquid funds

     Liquid funds comprise cash on hand, bank deposits and other short-term highly liquid investments, of which the majority have original maturity of three months or less.

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

Post-employment benefits

     Starting 2004, Electrolux applies RR29 Employee benefits for the accounting of its post-employment benefits. RR29 classifies post-employment benefit plans as either defined contribution or defined benefit plans.

     Under a defined contribution plan, the company pays fixed contributions into a separate entity and will have no legal obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits. Contributions are expensed as paid. The accounting for defined contributions plans has not been affected by the adoption of RR29.

     All other post-employment benefit plans are defined benefit plans. In accordance with RR 29, the company shall use the Projected Unit Credit Method to measure the present value of its obligations and costs. The calculations shall be made annually using actuarial assumptions determined close to the balance sheet date. Changes in the present value of obligations due to revised actuarial assumptions are treated as actuarial gains or losses and are amortized over the employees’ expected average remaining working lifetime in accordance with the corridor method. Differences between expected and actual return on plan assets are treated as actuarial gains or losses.

     Net provisions for post-employment benefits in the balance sheet represent the present value of the Group’s obligations at year end less market value of plan assets, unrecognized actuarial gains and losses and unrecognized past service costs.

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

Employee stock options

     For the employee stock option programs, the Group provides for employer contributions expected to be paid when the options are exercised. The provision is periodically revalued.

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

Note 2. Financial risk management

Financial risk management

     The Group is exposed to a number of risks relating to financial instruments including, for example, liquid funds, accounts receivables, customer financing receivables, payables, borrowings, and derivative instruments. The risks associated with these instruments are, primarily:

•	Interest-rate risk on liquid funds and borrowings

•	Financing risks in relation to the Group’s capital requirements

•	Foreign-exchange risk on earnings and net investments in foreign subsidiaries

•	Commodity-price risk affecting the expenditure on raw material and components for goods produced

•	Credit risk relating to financial and commercial activities

     The Board of Directors of Electrolux has approved a financial policy as well as a credit policy for the Group to manage and control these risks. Each business sector has specific financial and credit policies approved by each sector-board (hereinafter all policies are referred to as “the Financial Policy”). These risks are to be managed by amongst others the use of derivative financial instruments according to the limitations stated in the Financial Policy. The Financial Policy also describes the management of risks relating to pension fund assets.

     The management of financial risks has largely been centralized to Group Treasury in Stockholm. Local financial issues are managed by four regional treasury centers located in Europe, North America, Asia/Pacific and Latin America. Measurement of risk in Group Treasury is performed by a separate risk controlling function on a daily basis. Furthermore, there are guidelines in the Group’s policies and procedures for managing operating risk relating to financial instruments by, e.g., segregation of duties and power of attorney.

     Proprietary trading in currency, commodities and interest-bearing instruments is permitted within the framework of the Financial Policy. This trading is primarily aimed at maintaining a high quality of information flow and market knowledge to contribute to the proactive management of the Group’s financial risks.

Interest-rate risk on liquid funds and borrowings

     Interest-rate risk refers to the adverse effects of changes in interest rates on the Group’s income. The main factors determining this risk include the interest-fixing period.

Liquid funds

     Liquid funds consist of cash on hand, bank deposits and other short-term investments. Electrolux goal is that the level of liquid funds corresponds to at least 2.5% of net sales. In addition, net liquid funds (defined as liquid funds less short-term borrowings) shall exceed zero, taking into account fluctuations arising from acquisitions, divestments and seasonal variations. Investment of liquid funds is mainly made in interest-bearing instruments with high liquidity and with issuers with a long-term rating of at least A- as defined by Standard & Poor’s or similar.

Interest-rate risk in liquid funds

     Group Treasury manages the interest-rate risk of the investments in relation to a benchmark position defined as a one-day holding period. Any deviation from the benchmark is limited by a risk mandate. Derivative financial instruments like Futures and Forward-Rate Agreements are used to manage the interest-rate risk. The holding periods of investments are mainly short-term. The major portion of the investments is made with maturities between 0 and 3 months. A downward shift in the yield curves of one-percentage point would reduce the Group’s interest income by approximately SEK 70 million. For more information, see Note 18.

Borrowings

     The debt financing of the Group is managed by Group Treasury in order to ensure efficiency and risk control. Debt is primarily taken up at the Parent Company level and transferred to subsidiaries as internal loans or capital injections. In this process various swap instruments are used to convert the funds to the required currency. Short-term financing is also undertaken locally in subsidiaries where there are capital restrictions. The

Group’s borrowings contain no terms (financial triggers) for premature cancellation based on rating. For more information, see Note 18.

Interest-rate risk in long-term borrowings

     The Financial Policy states that the benchmark for the long-term loan portfolio is an average interest-fixing period of one year. Group Treasury can choose to deviate from this benchmark on the basis of a risk mandate established by the Board of Directors. However, the maximum fixed-rate period is three years. Derivatives, such as interest-rate swap agreements, are used to manage the interest-rate risk by changing the interest from fixed to floating or vice versa. On the basis of 2004 volumes and interest fixing, a one-percentage point shift in interest rates paid would impact the Group’s interest expenses by approximately SEK +/-20 million in 2005. This calculation is based on a parallel shift of all yield curves simultaneously by one-percentage point. Electrolux acknowledges that the calculation is an approximation and does not take into consideration the fact that the interest rates on different maturities and different currencies might change differently.

Credit ratings

     Electrolux has Investment Grade ratings from Moody’s and Standard & Poor’s. The long-term ratings from both rating institutions remained unchanged during the year.

Ratings

	Long-term		Short-	Short-term debt,
	debt	Outlook	term debt	Sweden
Moody’s	Baa1	Stable	P-2
Standard & Poor’s	BBB+	Stable	A-2	K-1

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

Foreign-Exchange Risk

     Foreign-exchange risk refers to the adverse effects of changes in foreign-exchange rates on the Group’s income and equity. In order to manage such effects, the Group covers these risks within the framework of the Financial Policy. The Group’s overall currency exposure is managed centrally.

     The major currencies that Electrolux is exposed to are the U.S. dollar, the euro, the Canadian dollar, and the British pound. Other significant exposures are the Norwegian krona, the Australian dollar and various Eastern European currencies.

Transaction exposure from commercial flows

     The Group’s financial policy stipulates the hedging of forecasted sales in foreign currencies, taking into consideration the price fixing periods and the competitive environment. The business sectors within Electrolux have varying policies for hedging depending on their commercial circumstances. The sectors define a hedging horizon between 6 up to 12 months of forecasted flows. Hedging horizons outside this period are subject to approval from Group Treasury. The Financial Policy permits the operating units to hedge invoiced and forecasted flows from 75% to 100%. The maximum hedging horizon is up to 18 months. Group subsidiaries cover their risks in commercial currency flows mainly through the Group’s four regional treasury centers. Group Treasury thus assumes the currency risks and covers such risks externally by the use of currency derivatives.

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

Foreign-exchange sensitivity from transaction and translation exposure

     Electrolux is particularly exposed to changes in exchange rates between Swedish kronor and the U.S. dollar, the euro, the Canadian dollar and the British pound. For example, a change up or down by 10% in the value of each of the USD, EUR, CAD, and GBP against the SEK would affect the Group’s income after financial items for one year by approximately SEK +/–400 million, as a static calculation. The model assumes the distribution of earnings and costs effective at year-end 2004 and does not include any dynamic effects, such as changes in competitiveness or consumer behavior arising from such changes in exchange rates.

Exposure from net investments (balance sheet exposure)

     The net of assets and liabilities in foreign subsidiaries constitutes a net investment in foreign currency, which generates a translation difference in connection with consolidation. In order to limit negative effects on Group equity resulting from translation differences, hedging is implemented on the basis of borrowings and foreign-exchange derivative contracts. This means that the decline in value of a net investment, resulting from a rise in the exchange rate of the Swedish krona, is offset by the exchange gain on the Parent Company’s borrowings and foreign-exchange derivative contracts, and vice versa. Hedging of the Group’s net investments is implemented within the Parent Company in Sweden. The Financial Policy stipulates the extent to which the net investments can be hedged and also sets the benchmark for risk measurement. Group Treasury is allowed to deviate from the benchmark under a given risk mandate.

Commodity-price risks

     Commodity-price risk is the risk that the cost of direct and indirect materials could increase as underlying commodity prices rise in global markets. The Group is exposed to fluctuations in commodity prices through agreements with suppliers, whereby the price is linked to the raw material price on the world market. This exposure can be divided into direct commodity exposure, which refers to pure commodity exposures, and indirect commodity exposures, which is defined as exposure arising from only part of a component. The Group hedges only a limited number of materials that are exchange-traded on the world market, through commodity forwards and futures. The hedged materials are copper, aluminum, nickel and zinc. The hedging horizon depends on the business environment and is defined within each business sector. Commodity-price risk is also managed through contracts with the suppliers.

Credit risk

Credit risk in financial activities

     Exposure to credit risks arises from the investment of liquid funds, and as counterpart risks related to derivatives. In order to limit exposure to credit risk, a counterpart list has been established which specifies the maximum permissible exposure in relation to each counterpart. The Group strives for arranging master netting agreements (ISDA) with the counterparts for derivative transactions and has established such agreements with the majority of the counterparts.

Credit risk in accounts receivable

     Electrolux sells to a substantial number of customers in the form of large retailers, buying groups, independent stores and professional users. Sales are made on the basis of normal delivery and payment terms, if they are not included in Customer Financing operations in the Group. Customer Financing solutions are also arranged outside the Group. The Credit Policy of the Group ensures that management process for customer credits includes customer rating, credit limits, decision levels and management of bad debts. The Board of Directors decides on customer credit limits that exceed SEK 300 million. There is a concentration of credit exposures on a number of customers in, primarily, USA and Europe. For more information, see Note 17.

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

     Within Consumer Durables, the white-goods operation is managed regionally while floor-care products is managed globally. Consumer Outdoor Products is together with Professional Outdoor Products managed globally. In the Group’s external financial reporting, floor-care products is reported together with white goods within the respective geographical regions, since these products are sold in the same markets and to a large extent to the same retailers, and are therefore exposed to similar risks. Consumer Outdoor Products is reported separately, due to the unified management for all Outdoor Products.

     Financial information related to the above business areas is reported below.

Business area (SEK million)	Net sales			Operating income
	2004	2003	2002	2004	2003	2002

Europe	42,703	44,267	45,128	3,124	3,289	3,136
North America	30,767	32,247	35,245	1,106	1,583	2,027
Rest of the world	13,479	12,544	14,796	-159	—	56
Consumer Outdoor Products	17,579	17,223	18,229	1,552	1,493	1,445

Total Consumer Durables	104,528	106,281	113,398	5,623	6,365	6,664

Professional Indoor Products	6,440	8,113	10,887	442	556	753
Professional Outdoor Products	9,623	9,596	8,719	1,479	1,462	1,431

Total Professional Products	16,063	17,709	19,606	1,921	2,018	2,184

Other	60	87	146	—	—	—
Common Group costs	—	—	—	-870	-745	-683
Items affecting comparability	—	—	—	-1,960	-463	-434

Total	120,651	124,077	133,150	4,714	7,175	7,731

	Assets		Liabilities		Capital expenditure		Cash flow1)
Business area (SEK million)	2004	2003	2004	2003	2004	2003	2004	2003

Europe	23,421	23,237	17,300	17,450	1,561	1,202	2,531	3,280
North America	11,833	11,652	5,214	3,948	1,439	618	886	961
Rest of the world	8,176	7,780	3,114	3,095	438	470	-855	-151
Consumer Outdoor Products	7,903	7,451	3,325	2,776	517	560	1,315	1,371

Total Consumer Durables	51,333	50,120	28,953	27,269	3,955	2,850	3,877	5,461

Professional Indoor	3,123	3,242	2,105	2,243	144	278	400	370
Professional Outdoor	5,703	5,774	1,834	1,661	393	283	1,656	861

Total Professional Products	8,826	9,016	3,939	3,904	537	561	2,056	1,231

Other2)	3,137	3,442	3,396	3,373	23	52	3	15
Items affecting comparability	2,145	882	5,381	2,492	—	—	-736	-1,024

Total operating	65,441	63,460	41,669	37,038	4,515	3,463	5,200	5,683

Liquid assets	8,702	12,602	—	—	—	—	—	—
Interest-bearing receivables	789	966	—	—	—	—	—	—
Interest-bearing liabilities	—	—	9,843	12,502	—	—	—	—
Equity	—	—	23,420	27,488	—	—	—	—
Financial items	—	—	—	—	—	—	-303	-143
Taxes paid	—	—	—	—	—	—	-1,673	-1,817

Total	74,932	77,028	74,932	77,028	4,515	3,463	3,224	3,723

1)	Cash flow from operations and investments.

2)	Includes common Group services such as Holding and Treasury as well as customer financing activities.

     The business areas are responsible for the management of the operational assets and their performance is measured at the same level, while the financing is managed by Group Treasury at Group or country level. Consequently, liquid assets, interest-bearing receivables, interest-bearing liabilities and equity are not allocated to the business segments.

     In the internal management reporting, items affecting comparability are not included in the business areas. The table specifies the business areas to which they correspond.

Items affecting comparability (SEK million)

	Impairment/restructuring		Other
Business area	2004	2003	2004	2003

Europe	-437	—	—	—
North America	-1,132	—	-239	—
Rest of the world	-103	—	—	—
Consumer Outdoor Products	—	—	—	—

Total Consumer Durables	-1,672	—	-239	—
Professional Indoor	-49	—	—	-378
Professional Outdoor	—	—	—	—

Total Professional Products	-49	—	—	-378
Other	—	-85	—	—

Total	-1,721	-85	-239	-378

     Inter-segment sales exist only within Consumer Durables with the following split (SEK million):

	2004	2003

Europe	1,012	1,061
North America	559	551
Rest of the world	45	40

Eliminations	-1,616	-1,652

Geographical segments

     The Group’s business segments operate mainly in three geographical areas of the world; Europe, North America and Rest of the world. Sales by market are presented below and show the Group’s consolidated sales by geographical market, regardless of where the goods were produced.

Sales, by market (SEK million)

	2004	2003

Europe	57,383	59,460
North America	46,983	49,205
Rest of the world	16,285	15,412

Total	120,651	124,077

Assets and capital expenditure, by geographical area (SEK million)

	Assets		Capital expenditure
	2004	2003	2004	2003

Europe	50,754	53,954	2,037	1,820
North America	19,035	18,597	1,483	1,157
Rest of the world	5,143	4,477	995	486

Total	74,932	77,028	4,515	3,463

Note 4. Net sales and operating income

     Net sales in Sweden amounted to SEK 4,294 million (4,307 million). Exports from Sweden during the year amounted to SEK 9,816 million (9,463 million), of which SEK 7,970 million (7,688 million) was to Group subsidiaries. Revenue rendered from service activities amounted to SEK 1,209 million (848 million).

     Operating income includes net exchange-rate differences in the amount of SEK 249 million (225 million). The Group’s Swedish factories accounted for 7.5% (7.6%) of the total value of production. Costs for research and development amounted to SEK 1,566 million (1,322 million) and are included in Cost of goods sold.

Note 5. Other operating income (SEK million)

	2004	2003	2002

Gain on sale of
Tangible fixed assets	91	99	62
Operations and shares	—	31	73

Total	91	130	135

Note 6. Other operating expenses (SEK million)

	2004	2003	2002

Loss on sale of
Tangible fixed assets	-10	-24	-43
Operations and shares	-42	-13	-23
Shares of income in associated companies	27	-32	24
Amortization on goodwill	-155	-182	-230

Total	-180	-251	-272

Note 7. Items affecting comparability (SEK million)

	2004	2003	2002

Capital gain, Leisure appliances	—	—	1,800
Other capital gains	—	—	110
Capital loss, Compressors	—	-85	—
Provision loan guarantees	—	-293	—
Vacuum-cleaner lawsuit, USA	-239	—	—
Restructuring and impairment	-1,760	-85	-2,344
Unused restructuring provisions reversed	39	—	—

Total	-1,960	-463	-434

     Items affecting comparability in 2004 include costs for the closure of the following plants; The vacuum-cleaner plant in El Paso, USA; the refrigerator plant in Greenville, USA; the vacuum-cleaner plant in Västervik, Sweden; the cooker plant in Reims, France; and the closure of the tumble dryer factory in Tommerup, Denmark. Items affecting comparability also include costs relating to restructuring measures implemented within the Australian appliance operation as well as a settlement of a vacuum-cleaner lawsuit in the United States. In 2004, unused amounts from previous restructuring programs have been reversed.

Note 8. Leasing (SEK million)

     At December 31, 2004, the Electrolux Group’s financial leases, recognized as tangible assets, consist of:

	2004	2003	2002

Acquisition costs
Buildings and land	380	317	320
Machinery and other equipment	6	4	4

Closing balance Dec. 31	386	321	324

Accumulated depreciation
Buildings and land	121	114	107
Machinery and other equipment	2	1	1

Closing balance Dec. 31	123	115	108

Net book value Dec. 31	263	206	216

     The future amount of minimum lease payment obligations are distributed as follows:

	Operating leases	Financial leases

2005	896	55
2006–09	1,860	46
2010–	689	47

Total	3,445	148

     Expenses in 2004 for rental payments (minimum leasing fees) amounted to SEK 1,020 million (SEK 1,016 million in 2003 and SEK 1,043 million in 2002).

Operating leases

     Among the Group’s operating leases there are no material contingent expenses, nor any restrictions.

Financial leases

     Within the Electrolux Group there are no financial non-cancelable contracts that are being subleased. There are no contingent expenses in the period’s results, nor any restrictions in the contracts related to leasing of facilities. The financial leases of facilities contain purchase options by the end of the contractual time. Today’s value of the future lease payments are SEK 142 million.

Note 9. Financial income and expenses (SEK million)

	2004	2003	2002

Financial income
Interest income and similar items	580	794	942
Dividends	3	—	5

Total financial income	583	794	947

Financial expenses
Interest expense and similar items	-1,003	-949	-1,182
Exchange-rate differences on other loans and borrowings, net	65	-14	49

Total financial expenses	-938	-963	-1,133

     Interest income includes income from the Group’s Customer Financing operations in the amount of SEK 108 million (123 million). Premiums on forward contracts intended as hedges for foreign net investments have been amortized as interest in the amount of SEK -327 million (-43 million).

Note 10. Taxes (SEK million)

	2004	2003	2002

Current taxes	-1,305	-1,945	-1,772
Deferred taxes	100	-270	-676
Group share of taxes in associated companies	-5	-11	-11

Total	-1,210	-2,226	-2,459

     Current taxes include additional costs of SEK 96 million related to previous years. Deferred taxes include a positive effect of SEK 26 million due to changes in tax rates.

Theoretical and actual tax rates, %

	2004	2003	2002

Theoretical tax rate	35.1	35.6	37.2
Losses for which deductions have not been made	6.5	3.0	4.6
Non-taxable income statement items, net	-0.2	4.1	-8.7
Timing differences	-3.5	-5.8	-3.2
Utilized tax loss carry-forwards	1.0	-2.8	-0.8
Dividend tax	0.4	0.2	0.4
Other	-11.5	-2.5	3.1

Actual tax rate	27.8	31.8	32.6

     The theoretical tax rate for the Group is calculated on the basis of the weighted total Group net sales per country, multiplied by the local statutory tax rates. In addition, the theoretical tax rate is adjusted for the effect of non-deductible amortization of goodwill.

Changes in deferred taxes (SEK million)

Net deferred tax assets and liabilities Dec. 31, 2003	658
Deferred taxes in acquired/divested operations	—
Deferred taxes recognized in equity	26
Deferred taxes recognized in the income statement	100
Deferred tax on opening balance adjustment for pensions	1,035
Exchange-rate differences	-133

Net deferred tax assets and liabilities Dec. 31, 2004	1,686

     As of December 31, 2004, the Group had tax loss carry-forwards and other deductible temporary differences of SEK 4,245 million (1,741 million), which have not been included in computation of deferred tax assets. Of those tax loss carry-forwards, SEK 70 million expire in 2005, SEK 220 million between 2006 and 2008 and SEK 3,955 million in 2009 or later.

     As of December 31, 2004, the Group had accumulated deferred taxes recognized in equity of SEK 55 million (29 million).

Deferred tax assets and liabilities

	Assets			Liabilities			Net
	2004	2003	2002	2004	2003	2002	2004	2003	2002

Fixed assets1)	372	412	358	1,550	1,631	1,559	-1,178	-1,219	-1,201
Inventories	300	288	197	532	537	495	-232	-249	-298
Current receivables	189	168	126	152	130	19	37	38	107
Liquid funds	—	—	—	—	51	—	—	-51	—
Provisions for pensions and similar commitments	2,221	1,439	1,063	458	414	—	1,763	1,025	1,063
Other provisions	647	562	719	308	367	282	339	195	437
Financial and operating liabilities	811	708	739	21	68	—	790	640	739
Other items	—	—	9	102	107	352	-102	-107	-343
Recognized unused tax losses	269	386	489	—	—	—	269	386	489
Tax assets and liabilities	4,809	3,963	3,700	3,123	3,305	2,707	1,686	658	993
Set-off of tax	-1,872	-2,049	-709	-1,872	-2,049	-709	—	—	—

Net deferred tax assets and liabilities	2,937	1,914	2,991	1,251	1,256	1,998	1,686	658	993

1) Of which a net of SEK 33 million refers to shares and participations.

Note 11. Minority interests (SEK million)

	2004	2003	2002

Minority interests in
Income after financial items	-1	-9	2
Taxes	—	7	7

Net income	-1	-2	9

Note 12. Net income per share

	2004	2003	2002

Net income, SEK million	3,148	4,778	5,095

Number of shares1)
basic	298,314,025	313,270,489	327,093,373
diluted	298,627,079	313,587,839	327,340,923
Net income per share, SEK
basic	10.55	15.25	15.58
diluted	10.54	15.24	15.57

1) Weighted average number of shares outstanding during the year, after repurchase of own shares.

Note 13. Intangible assets (SEK million)

		Product
	Goodwill	development	Software	Other	Total

Acquisition costs

Closing balance Dec. 31, 2002	6,479	176	19	758	7,432
Acquired during the year	-25	—	—	14	-11
Development	—	344	126	—	470
Reclassification1)	-108	—	—	186	78
Sold during the year	-32	—	—	-22	-54
Fully amortized	-647	—	—	-13	-660
Exchange-rate differences	-637	-5	-1	-22	-665

Closing balance Dec. 31, 2003	5,030	515	144	901	6,590

Acquired during the year	41	—	—	232	273
Development	—	486	183	—	669
Reclassification	—	—	—	—	—
Sold during the year	—	—	—	—	—
Fully amortized	-6	—	—	-26	-32
Exchange-rate differences	-328	-32	-16	-14	-390

Closing balance Dec. 31, 2004	4,737	969	311	1,093	7,110

Accumulated amortization according to plan

Closing balance Dec. 31, 2002	2,311	5	2	186	2,504

Amortization for the year	182	38	5	57	282
Sold and acquired during the year	-32	—	—	-1	-33
Fully amortized	-647	—	—	-13	-660
Impairment	—	—	—	—	—
Exchange-rate differences	-284	—	—	-1	-285

Closing balance Dec. 31, 2003	1,530	43	7	228	1,808

Amortization for the year	155	119	35	63	372
Sold and acquired during the year	—	—	—	—	—
Fully amortized	-6	—	—	-26	-32
Impairment	—	—	—	—	—
Exchange-rate differences	-102	-3	-3	-7	-115

Closing balance Dec. 31, 2004	1,577	159	39	258	2,033

Net book value Dec. 31, 2003	3,500	472	137	673	4,782

Net book value Dec. 31, 2004	3,160	810	272	835	5,077

1) Final purchase price allocation of Diamant Boart International.

     As described in Note 1, goodwill from four major acquisitions is amortized over 40 years. The goodwill amortization for these amounted to SEK 101 million (105 million).

     Accumulated impairments on goodwill were at year-end SEK 143 million (143 million) and on other intangibles SEK 1 million (1 million).

Note 14. Tangible fixed assets (SEK million)

	Land and		Machinery and		Construction
	land		technical	Other	in progress
	improvements	Buildings	installations	equipment	and advances	Total

Acquisition costs

Closing balance Dec. 31, 2002	1,532	10,048	35,948	2,852	1,078	51,458
Acquired during the year	8	225	832	258	2,140	3,463
Corporate acquisitions	—	—	—	—	—	—
Corporate divestments	-68	-749	-4,058	-290	-38	-5,203
Transfer of work in progress and advances	15	218	1,555	-1	-1,787	—
Sales, scrapping, etc.	-62	-355	-2,301	-297	—	-3,015
Exchange-rate differences	-56	-750	-2,780	-129	-188	-3,903

Closing balance Dec. 31, 2003	1,369	8,637	29,196	2,393	1,205	42,800

Acquired during the year	69	227	743	209	3,267	4,515
Corporate acquisitions	—	—	—	—	—	—
Corporate divestments	—	—	—	—	—	—
Transfer of work in progress and advances	10	86	1,896	30	-2,022	—
Sales, scrapping, etc.	-50	-264	-1,130	-164	-15	-1,623
Exchange-rate differences	-28	-278	-1,109	-44	-246	-1,705

Closing balance Dec. 31, 2004	1,370	8,408	29,596	2,424	2,189	43,987

Accumulated depreciation according to plan
Closing balance Dec. 31, 2002	205	5,171	25,977	1,917	—	33,270
Depreciation for the year	11	387	2,423	249	—	3,070
Corporate divestments	-36	-454	-3,252	-124	—	-3,866
Sales, scrapping, etc.	-12	-226	-2,240	-252	—	-2,730
Impairment	—	—	12	1	—	13
Exchange-rate differences	-15	-413	-2,086	-81	—	-2,595

Closing balance Dec. 31, 2003	153	4,465	20,834	1,710	—	27,162

Depreciation for the year	8	280	2,278	240	—	2,806
Corporate divestments	—	—	—	—	—	—
Sales, scrapping, etc.	-1	-216	-1,110	-150	—	-1,477
Impairment	12	141	450	—	—	603
Exchange-rate differences	-6	-158	-945	-31	—	-1,140

Closing balance Dec. 31, 2004	166	4,512	21,507	1,769	—	27,954

Net book value Dec. 31, 2003	1,216	4,172	8,362	683	1,205	15,638

Net book value Dec. 31, 2004	1,204	3,896	8,089	655	2,189	16,033

     In 2004, tangible fixed assets in operations within Consumer Durables Europe, North America and Rest of the world were impaired. The book values for land were SEK 1,160 million (1,160 million).

     The tax assessment value for Swedish Group companies was for buildings SEK 329 million (328 million), and land SEK 75 million (74 million).

     The corresponding book values for buildings were SEK 180 million (186 million), and land SEK 21 million (21 million). Accumulated write-ups on buildings and land were at year-end SEK 134 million (134 million). Accumulated impairments on buildings and land were at year-end SEK 549 million (400 million) and on machinery and other equipment SEK 623 million (254 million).

Note 15. Financial fixed assets (SEK million)

	2004	2003

Participations in associated companies	196	185
Participations in other companies	46	55
Long-term holdings in securities	168	149
Other receivables	1,002	887

Total	1,412	1,276

     A specification of shares and participations is provided in Note 29.

Note 16. Inventories (SEK million)

	2004	2003

Raw materials	3,787	3,111
Products in progress	493	598
Finished products	11,490	11,313
Advances to suppliers	63	37
Advances from customers	-91	-114

Total	15,742	14,945

Note 17. Accounts receivable

     At year-end 2004, accounts receivable, net of provisions for doubtful accounts, amounted to SEK 20,627 million (21,172 million), representing the maximum possible exposure to customer defaults. The book value of accounts receivable is considered to represent fair value. The total provision for bad debts at year-end was SEK 730 million (1,012 million). Electrolux has a significant concentration on a number of major customers primarily in the United States and Europe. Receivables concentrated to customers with credit limits amounting to SEK 300 million or more represent 31.5% of the total accounts receivable.

Note 18. Financial instruments

     Financial instruments is defined in accordance with the Swedish Financial Accounting Standard Council’s standard RR 27, which is based on IAS 32. Additional and complementary information is presented in the following notes to the Annual Report: Note 1, “Accounting and valuation principles”, discloses the accounting and valuation policies adopted and Note 2, “Financial risk management”, describes the Group’s risk policies in general and regarding the principal financial instruments of Electrolux in more detail. Note 17, “Accounts receivable”, describes the accounts receivables and related credit risks. The information in this note highlights and describes the principal financial instruments of the Group regarding specific major terms and conditions when applicable, and the exposure to risk and the fair values at year-end.

Liquid funds

     Liquid funds consist of cash on hand, bank deposits and other short-term investments, of which the majority have original maturity of three months or less. The table below presents the key data of liquid funds. The book value of liquid funds is approximately equal to fair value.

Liquidity profile

	2004	2003
	(SEK million)
Investments with maturities over three months	265	3,783
Investments and deposits with maturities up to three months	7,675	8,207
Fair value derivative assets included in short-term investments	762	612

Liquid funds	8,702	12,602
% of annualized net sales	7.7	11.3
Net liquidity	2,799	8,593
Fixed-interest term, days	61	64
Effective yield, % (average per annum)	2.4	4.4

     For 2004, liquid funds amounted to 7.7% (11.3%) of annualized net sales. The net liquidity is calculated by deducting short-term loans from liquid funds. As from year 2003, long-term borrowings maturing within 12 months are included in short-term loans.

Interest-bearing liabilities

     At year-end 2004, the Group’s total interest-bearing liabilities amounted to SEK 9,843 million (12,501 million), of which SEK 3,940 million (8,173 million) referred to long-term loans. Long-term loans with maturities within 12 months, SEK 3,896 million, are reported as short-term loans in the Group’s balance sheet. A significant portion of the outstanding long-term borrowings has been made under Electrolux global medium term note program. This program allows for borrowings up to EUR 2,000 million. As of December 31, 2004, Electrolux utilized approximately EUR 627 million (630 million) of the capacity of the program.

     The majority of total long-term borrowings, SEK 7,187 million, are taken up at the parent company level. Given the strong liquidity, Electrolux does not currently maintain any committed credit facilities for short-term borrowings, other than as back-up facility for the European commercial-paper program, which amounts to EUR 150 million. Electrolux expects to meet any future requirements for short-term borrowings through bilateral bank facilities and capital-market programs such as commercial-paper programs.

     At year-end 2004, the average interest-fixing period for long-term borrowings was 1.3 years (1.1). The calculation of the average interest-fixing period includes the effect of interest-rate derivatives used to manage the interest-rate risk of the debt portfolio. The interest rate at year-end for the total borrowings was 4,9% (4.9%).

     The fair value of the interest-bearing loans including swap transactions used to manage the interest fixing was approximately SEK 10,127 million. The loans and the interest-rate swaps are valued marked-to-market in order to calculate the fair value.

     The following table sets out the carrying amount of the Group’s interest-bearing liabilities that are exposed to fixed and floating interest-rate risk.

Interest-bearing liabilities

				Nominal value	Total book value Dec. 31,
Issue/maturity dates	Description of loan	Interest rate, %	Currency	(in currency)	2004	2003
					(SEKm)
Bond loans
Fixed rate1)
2001-2008	Global MTN Program	6.0000	EUR	268	2,400	2,416
2001-2008	Global MTN Program	6.0000	EUR	32	288	290
1998-2008	SEK MTN Program	4.2303	SEK	85	85	85
2000-2005	Global MTN Program2)	6.1250	EUR	300	—	2,712
2001-2005	SEK MTN Program2)	5.3000	SEK	200	—	200
Floating rate
1998-2005	Global MTN Program	Floating	USD	25	—	181
	Industrial Development Revenue
1997-2027	Bonds	Floating	USD	10	66	73

Total bond loans		—	—	—	2,839	5,957

Other long-term loans
	Fixed Rate Loans	—	—	—	457	1,901
	Floating Rate Loans	—	—	—	644	315

Total other long-term loans		—	—	—	1,101	2,216

Total long-term loans		—	—	—	3,940	8,173
Short-term loans
Short-term part of long-term loans
2000-2005	Global MTN Program2)	6.1250	EUR	300	2,695	—
2001-2005	SEK MTN Program2)	5.3000	SEK	200	200	—
1998-2005	Global MTN Program2)	Floating	USD	25	165	—
2001-2004	SEK MTN Program	3.3820	SEK	170	—	170
1996-2004	Bond Loan FRF 1,000 million	6.5000	FRF	690	—	952
	Other long-term loans	—	—	—	836	1,292

Other short-term loans
	Bank borrowings and commercial papers	—	—	—	1,643	1,316
	Fair value of derivative
	liabilities	—	—	—	364	279

Total short-term loans		—	—	—	5,903	4,009

Interest-bearing pensions		—	—	—	—	319

Total interest-bearing liabilities		—	—	—	9,843	12,501

1)	The interest-rate fixing profile of the loans has been adjusted from fixed to floating with interest-rate swaps.

2)	Long-term loans in the table with maturities within 12 months are classified as short-term loans in the Group’s balance sheet.

     The average maturity of the Group’s long-term borrowings (including long-term loans with maturities within 12 months) was 2.2 years (2.7) at the end of 2004. As a result of the Group’s positive cash flow, no additional long-term funding was undertaken in 2004. A net total of SEK 1,836 million in loans, originating essentially from long-term loans, matured or were amortized. Short-term loans pertain primarily to countries with capital restrictions. The table below presents the repayment schedule of long-term borrowings.

Repayment schedule of long-term borrowings, as at December 31, (SEK million)

	2005	2006	2007	2008	2009	2010	2011-	Total

Debenture and bond loans	—	—	—	2,773	—	—	66	2,839

Bank and other loans	—	410	36	16	24	4	611	1,101

Short-term part of long-term loans	3,896	—	—	—	—	—	—	3,896

Total	3,896	410	36	2,789	24	4	677	7,836

Other interest-bearing investments

     Interest-bearing receivables from customer financing amounting to SEK 745 million (874 million) are included in the item Other receivables in the Group’s balance sheet. The Group’s customer financing activities are performed in order to provide sales support and are directed mainly to independent retailers in the United States and in Scandinavia. The majority of the financing is shorter than 12 months. There is no major concentration of credit risk related to customer financing. Collaterals and the right to repossess the inventory also reduce the credit risk in the financing operations. The income from customer financing is subject to interest-rate risk. This risk is immaterial to the Group.

Commercial flows

     The table below shows the forecasted transaction flows (imports and exports) for the 12-month period of 2005 and hedges at year-end 2004.

     The hedged amounts during 2005 are dependent on the hedging policy for each flow considering the existing risk exposure. Gross hedging of flows above 12 months and up to 18 months, not shown in the table, amounts to SEK 474 million and this hedging refers mainly to USD/SEK and EUR/SEK.

	GBP	CAD	AUD	NOK	CZK	CHF	HUF	SEK	EUR	USD	Other	Total

Inflow of currency (long position)	3,700	2,570	1,350	1,140	860	860	960	1,970	5,480	1,910	4,470	25,270

Outflow of currency (short position)	-170	-190	-270	-200	—	-60	-2,480	-4,880	-9,570	-6,510	-940	-25,270

Gross transaction flow	3,530	2,380	1,080	940	860	800	-1,520	-2,910	-4,090	-4,600	3,530	—
Hedge	-1,580	-1,840	-710	-560	-590	-580	870	2,390	1,240	2,850	-1,490	—

Net transaction flow	1,950	540	370	380	270	220	-650	-520	-2,850	-1,750	2,040	—

     The effect of hedging on operating income during 2004 amounted to SEK -76 million (69 million). At year-end 2004, unrealized exchange-rate losses on forward contracts amounted to SEK -20 million (47 million), all of which will mature in 2005.

Derivative financial instruments

     The tables below present the fair value and nominal amounts of the Group’s derivative financial instruments for managing of financial risks and proprietary trading. The fair value of financial instruments used for proprietary trading at the end of 2004 was SEK 4 million (6 million).

Fair value

	2004			2003

	Positive	Negative		Positive	Negative
	MV	MV	Net MV	MV	MV	Net MV

Interest-rate swaps	290	-66	224	364	-145	219
Cross currency interest-rate swaps	21	-10	11	15	-16	-1
Forward-rate agreements and futures	9	-9	—	10	-10	—
Foreign exchange derivatives (Forwards and Options)	828	-534	294	759	-319	440
Commodity derivatives	—	—	—	9	-4	5

Total	1,148	-619	529	1,157	-494	663

     Valuation of derivative financial instruments at market value (MV), presented in the table above, is done at the most accurate market prices available. This means that instruments, which are quoted on the market, such as for instance the major bond and interest-rate future markets, are all marked-to-market with the current spot mid-price. The foreign-exchange spot mid-rate is then used to convert the market value into Swedish kronor, before it is discounted back to the valuation date. For instruments where no reliable price is available on the market, cash flows are discounted using the deposit/swap curve of the cash-flow currency. In the event that no proper cash flow schedule is available, for instance as in the case with forward-rate agreements, the underlying schedule is used for valuation purposes. To the extent option instruments are used, the valuation is based on the Black-Scholes formula. All valuations are done at mid-prices, e.g., the average of bid and ask prices are used.

Nominal amounts (SEKm)

	2004	2003

Interest-rate swaps Maturity shorter than 1 year	5,600	8,219
Maturity 2–5 years	4,760	9,188
Maturity 6–10 years	—	—

Total interest-swaps	10,360	17,407
Cross currency interest-rate swaps	75	245
Forward-rate agreements	15,751	35,625
Foreign-exchange derivatives (Forwards and Options)	18,104	12,603
Commodity derivatives	—	21

Total	44,290	65,901

Note 19. Assets pledged for liabilities to credit institutions (SEK million)

	2004	2003

Real-estate mortgages	126	418
Corporate mortgages	—	—
Receivables	—	—
Inventories	—	—
Other	11	5

Total	137	423

     The sharp reduction of pledged assets in 2003 was mainly due to that the company in India ceased pledging assets, the divestment of the compressor unit in China and renegotiations of bank loans in Germany.

Note 20. Equity

     Unrestricted consolidated earnings amount to SEK 10,729 million. No allocation to restricted reserves is required. The accumulated translation differences charged to equity since January 1, 1998, amount to SEK -2,034 million (–1,583 million). Translation differences in 2004 amount to SEK –451 million and have been reduced by SEK 41 million, net of taxes, through equity hedging. The equity method reserve amounted to SEK 74 million (62 million).

     Retained earnings is the sum of the free reserves of the Parent Company and that portion of each subsidiary’s equity that could be paid as dividend without requiring the Parent Company to write down the book value of the subsidiary. The remaining portion of equity is recognized as restricted reserves.

Note 21. Share capital and number of shares

Value at par (SEK
million)
On December 31, 2004, the share capital comprised
9,502,275 A-shares, par value SEK 5	48
299,418,033 B-shares, par value SEK 5	1,497

Total	1,545

     A-shares carry one vote and B-shares one-tenth of a vote.

	Owned by	Owned by other
Number of shares	Electrolux	shareholders	Total

Shares at Dec. 31, 2003

A-shares	—	10,000,000	10,000,000

B-shares	17,000,000	297,100,000	314,100,000

Repurchased shares

A-shares	—	—	—

B-shares	750,000	-750,000	—

Cancelled shares

A-shares	—	-497,725	-497,725

B-shares	—	-14,681,967	-14,681,967

Sold shares

A-shares	—	—	—

B-shares	-10,600	10,600	—

Shares at Dec. 31, 2004

A-shares	—	9,502,275	9,502,275

B-shares	17,739,400	281,678,633	299,418,033

     As of December 31, 2004, Electrolux had repurchased 17,739,400 B-shares, with a total par value of SEK 89 million. The average number of shares during the year has been 298,314,025 (313,270,489).

Note 22. Provisions for Pensions and Similar Commitments (SEK million)

Post-employment benefits

     The Group sponsors pension plans in many of the countries in which it has significant activities. Pension plans can be defined contribution or defined benefit plans or a combination of both, and follow, in general, the local practices. Under defined benefit pension plans, the company enters into a commitment to provide pension benefits based upon final or career average salary, employment period or other factors that are not known until the time of retirement. Under defined contribution plans, the company makes periodic payments to independent authorities or investment plans and the level of benefits depends on the actual return on those investments.

     In some countries and following local regulations, the companies make provisions for obligatory severance payments. These provisions cover the Group’s commitment to pay employees a lump sum upon reaching retirement age, or upon the employees’ dismissal or resignation. These plans are listed below as Other post-employment benefits.

     In addition to providing pension benefits, the Group provides other post-employment benefits, primarily health-care benefits, for some of its employees in certain countries (United States). These plans are listed below as Other post-employment benefits.

     The Group’s major defined benefit plans cover employees in the United States, UK, Switzerland, Germany and Sweden. The German plan is unfunded and the plans in the United States, UK, Switzerland and Sweden are funded.

     A small number of the Group’s employees in Sweden is covered by a multi-employer defined benefit pension plan administered by Alecta. It has not been possible to obtain the necessary information for the accounting of this plan as a defined benefit plan, and therefore, it has been accounted as a defined contribution plan.

     The methods for calculating and accounting for pension costs and pension liabilities differ from country to country. For the years 2002 and 2003, the companies reported according to local rules, and the reported figures were included in the consolidated accounts of the Group.

     In case of underfunding, U.S. rules require the companies to record an additional minimum liability. Following these rules, the Group recorded in 2002 an additional pre-tax pension liability of USD 245 million, equivalent to SEK 2,154 million, at year-end exchange rate and which, after deduction of deferred taxes, resulted in a charge to equity of SEK 1,335 million. In 2003, the additional minimum liability increased to a pre-tax pension liability of USD 272 million, equivalent to SEK 1,976 million at year-end exchange rate. After deduction of deferred taxes and adjustment for changes in exchange rates, the increase resulted in a charge to equity of SEK 123 million.

     As of January 1, 2004, the Group applies the Swedish Financial Accounting Standard Council’s standard RR 29, “Employee benefits”, for the accounting of its defined benefit pension plans and other employee benefits around the world. This accounting standard is similar in most respects to the International Accounting Standard No. 19, “Employee benefits”. Under RR 29, the net liability of the defined benefit pension plans in each country is determined based on consistent and comparable principles and assumptions. A transitional liability was determined as of January 1, 2004, based on the difference between the previously used accounting principles and RR 29. The difference between the Group’s net pension liability as of December 31, 2003, and the Group’s opening balance under RR 29 as of January 1, 2004, has been adjusted through a decrease in shareholders’ equity. Figures for 2002 and 2003 have not been restated.

     Below are set out schedules which show the obligations of the plans in the Electrolux Group assessed under RR 29, the assumptions used to determine these obligations, and the assets relating to the benefit plans, as well as the amounts recognized in the income statement and balance sheet. The schedules also include a reconciliation of changes in net provisions during the year. The Group’s policy for recognizing actuarial gains and losses is to recognize in the profit and loss that portion of the cumulative unrecognized gains or losses in each plan that exceeds 10% of the greater of the defined benefit obligation and the plan assets. These gains or losses in each plan are recognized on a straight-line basis over the expected average remaining working lifetime of the employees participating in the plans.

Expense for post-employment benefits	2004
Service cost	409
Interest cost	1,112
Expected return on plan assets	-839
Amortization of actuarial losses	—
Amortization of past service cost	14
Effect of any curtailments and settlements	-5
Effect of limit on assets	7

Expense for defined benefit plans	698

Expense for defined contribution plans	149

Total expense for post-employment benefits	847

Actual return on net asset	-931

     Total expense for post-employment benefits has been recognized as operating expense and classified as manufacturing, selling or administrative expense depending on the function of the employee.

		Other post-
		employment
Specification of net provisions for post-employment benefits at December 31, 2004	Pensions	benefits

Present value of obligations for unfunded plans	3,131	3,678
Present value of obligations for funded plans	14,582	180
Fair value of plan assets	-12,234	-180
Unrecognized actuarial gains/losses	-1,233	-340
Unrecognized past service cost	-28	—
Assets not recognized due to limit on assets	47	—

Net provisions for post-employment benefits	4,265	3,338

Whereof reported as
Prepaid pension cost	249	—
Provisions for pensions and similar commitments	4,514	3,338

Weighted-average actuarial assumptions (%)	Jan. 1 2004,	Dec. 31, 2004

Discount rate	5.5	5.1
Expected long-term return on assets	7.0	7.3
Expected salary increases	3.0	3.8
Medical cost trend rate, current year	10.0	10.0

		Other post-
		employment
Reconciliation of changes in net provisions	Pensions	benefits

Provisions for pensions and similar commitments at December 31, 2003	3,076	2,602
Other pensions related net liabilities	115	—
Net provisions for pensions and similar commitments at December 31, 2003	3,191	2,602
Change in accounting principles	1,599	1,038
Net liability at January 1, 2004	4,790	3,640
Pension expense	476	222
Cash contributions and benefits paid directly by the company	-894	-278
Exchange differences	-107	-246

Net provisions for post-employment benefits	4,265	3,338

Note 23. Other provisions (SEK million)

	Provisions		Warranty
	for restructuring		commit-
	Acquisitions	Other	ments	Other	Total

Closing balance Dec. 31, 2002	154	1,793	1,418	2,217	5,582

Provisions made	—	—	1,271	1,094	2,365
Provisions used	-136	-1,280	-957	-684	-3,057
Unused amounts reversed	—	—	-83	-45	-128
Exchange-rate differences	-1	-62	-87	-185	-335

Closing balance Dec. 31, 2003	17	451	1,562	2,397	4,427

Provisions made	—	1,203	992	393	2,588
Provisions used	-4	-463	-876	-332	-1,675
Unused amounts reversed	—	-39	-79	-50	-168
Exchange-rate differences	—	-58	-49	-104	-211

Closing balance Dec. 31, 2004	13	1,094	1,550	2,304	4,961

     Provisions for restructuring represent the expected costs to be incurred in the coming years as a consequence of the Group’s decision to close some factories, rationalize production and reduce personnel, both for newly acquired and previously owned companies. The amounts are based on management’s best estimates and are adjusted when changes to these estimates are known. The majority of restructuring plans are expected to be completed during 2005, and the amounts have not been discounted. Provisions for warranty commitments are recognized as a consequence of the Group’s policy to cover the cost of repair of defective products. Warranty is normally granted for 1 to 2 years after the sale. Other provisions include mainly provisions for tax, environmental or other claims, none of which is material to the Group.

Note 24. Accrued expenses and prepaid income (SEK million)

	2004	2003

Accrued holiday pay	1,150	1,139
Other accrued payroll costs	1,280	1,267
Accrued interest expenses	168	202
Prepaid income	483	637
Other accrued expenses	4,921	4,779

Total	8,002	8,024

     Other accrued expenses include accruals for fees, advertising and sales promotion, bonuses, extended warranty, rebates and other items.

Note 25. Contingent liabilities (SEK million)

	2004	2003

Discounted bills	—	—
Accounts receivable, with recourse	468	370
Guarantees and other commitments	855	728
Employee benefits in excess of reported liabilities	—	81

Total	1,323	1,179

     In addition to the above contingent liabilities, guarantees for fulfillment of contractual undertakings are given as part of the Group’s normal course of business. There was no indication at year-end that payment will be required in connection with any contractual guarantees.

     Electrolux has, jointly with the state-owned company AB Swedecarrier, issued letters of support for loans and leasing agreements totaling SEK 1,412 million in the associated company Nordwaggon AB.

Note 26. Acquired and Divested Operations (SEK million)

	Acquisitions			Divestments			Net
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Fixed assets	—	—	654	—	-1,600	-1,407	—	-1,600	-753
Inventories	—	—	605	—	-482	-651	—	-482	-46
Receivables	—	—	610	—	-1,146	-1,280	—	-1,146	-670
Other current assets	—	—	22	—	-98	-267	—	-98	-245
Liquid funds	—	—	203	—	-389	-76	—	-389	127
Loans	—	—	-789	—	870	746	—	870	-43
Other liabilities and provisions	—	—	-907	—	1,531	1,744	—	1,531	837
Purchase price	—	—	-1,745	—	1,246	3,846	—	1,246	2,101
Liquid funds in acquired/divested operations	—	—	203	—	-389	-75	—	-389	128
Effect on Group liquid funds	—	—	-1,542	—	857	3,771	—	857	2,229

     The assets and liabilities in 2003 refer to the divestments of Compressors and Vestfrost.

     The acquired and divested assets and liabilities in 2002 refer mainly to the acquisition of Diamant Boart International and the divestments of the remaining part of the Leisure appliance product line, the European motor operation and Zanussi Metallurgica.

Note 27. Employees, salaries, remunerations and employer contributions

     In 2004, the average number of employees was 72,382 (77,140), of whom 48,039 (51,240) were men and 24,343 (25,900) women. A detailed specification of the average number of employees by country has been submitted to the Swedish Companies Registration Office and is available on request from AB Electrolux, Investor Relations and Financial Information. See also Electrolux website www.electrolux.com/ir

Average number of employees, by geographical area

	2004	2003	2002

Europe	35,623	39,514	42,601
North America	21,547	21,169	20,117
Rest of the world	15,212	16,457	19,253

Total	72,382	77,140	81,971

Salaries, other remuneration and employer contributions (SEKm)

	2004			2003			2002
	Salaries and			Salaries and			Salaries and
	remunera-	Employer		remunera-	Employer		remunera-	Employer
	tion	contributions		tion	contributions		tion	contributions
Group total	17,014	5,642		17,154	5,605		19,408	6,323

(of which pension costs)		(847)	1)		(907	) 1)		(909	) 1)

1).	Includes a net cost reduction of SEK 3 million in 2004, costs of SEK 1 million in 2003 and SEK 19 million in 2002, referring to the President and his predecessors.

Salaries and remuneration for Board members, senior managers and other employees, by geographical area

	2004		2003		2002
	Board
	members and		Board members		Board members
	senior	Other	and senior	Other	and senior	Other
	managers	employees	managers	employees	managers	employees

Sweden	64	1,964	75	1,939	56	1,848
EU, excluding Sweden	127	7,157	129	7,721	156	8,737
Rest of Europe	16	571	35	655	37	692
North America	37	5,311	48	5,196	39	6,047
Latin America	17	323	19	271	18	328
Asia	25	368	24	232	31	371
Africa	—	33	—	30	—	23
Oceania	8	993	11	769	8	1,017

Group total	294	16,720	341	16,813	345	19,063

     Of the Board members and senior managers in the Group 216 were men and 24 women, of whom 12 men and 7 women in the Parent Company.

Employee absence due to illness

	Full year 2004		Second half 2003
		All	Employees
	Employees in the	employees	in Parent	All employees
	Parent Company	in Sweden	Company	in Sweden
Total absence due to illness, as a percentage of total normal working hours	8.3%	6.7%	8.0%	6.6%
of which 60 days or more	59.7%	53.5%	57.9%	54.5%

Absence due to illness, by category1)

Women	11.8%	10.3%	10.9%	9.8%
Men	6.5%	5.4%	6.5%	5.4%
29 years or younger	5.1%	4.5%	5.5%	4.6%
30–49 years	9.5%	7.4%	8.7%	7.2%
50 years or older	8.4%	7.1%	9.1%	7.7%

1)	% of total normal working hours within each category respectively.

     In accordance with the regulations in the Swedish Annual Accounts Act in effect as of July 1, 2003, absence due to illness for employees in the Parent Company and the Group’s employees in Sweden is reported in the table above. The Parent Company comprises the Group’s head office as well as a number of units and plants, and employs approximately half of the Group’s employees in Sweden.

Remuneration to the Board of Directors, the President, and other members of Group Management

Compensation to the Board of Directors

     The Annual General Meeting (AGM) determines the total compensation to the Board of Directors for a period of one year until the next AGM. The Board allocates a portion of this compensation for committee work, and the rest is distributed exclusively to members who are not employed by the Group. Compensation is paid quarterly. Compensation paid in 2004 refers to 2/4 of the compensation authorized by the AGM in 2003, and 2/4 of the compensation authorized by the AGM in 2004. Total compensation paid in 2004 amounted to SEK 3,725,000, of which SEK 3,375,000 referred to ordinary compensation and SEK 350,000 to committee work. For distribution of compensation by Board member, see table below.

Compensation to the Board members in 2004, ´000 SEK

		Compensation
	Ordinary	for committee	Total
Member of the Board	compensation	work	compensation

Rune Andersson, Chairman up to the AGM	500	—	500
Michael Treschow, Chairman as of the AGM	775	—	775
Jacob Wallenberg, Deputy Chairman up to the	175	—	175
Peggy Bruzelius, Deputy Chairman as of the AGM	350	150	500
Louis R. Hughes1)	350	75	425
Thomas Halvorsen	350	75	425
Barbara R. Thoralfsson	350	25	375
Karel Vuursteen	350	25	375
Aina Nilsson Ström	175	—	175
Hans Stråberg	—	—	—
Ulf Carlsson	—	—	—
Bert Gustafsson	—	—	—
Annika Ögren	—	—	—

Total	3,375	350	3,725

1) Louis R. Hughes left the Board of Directors on September 20, 2004.

Remuneration Committee

     The working procedures of the Board of Directors stipulate that remuneration to Group Management is proposed by a Remuneration Committee. The Committee comprises the Chairman of the Board and two additional Directors. As of the AGM in April, 2004, the Committee members were Michael Treschow (Chairman), Barbara R. Thoralfsson and Karel Vuursteen. In October 2004, Aina Nilsson Ström replaced Barbara R. Thoralfsson, who succeeded Louis R. Hughes in the Audit Committee.

     The Remuneration Committee establishes principles for remuneration for the President and the other members of Group Management, subject to subsequent approval by the Board of Directors. Proposals submitted by the Remuneration Committee to the Board of Directors include targets for variable compensation, the relationship between fixed and variable salary, changes in fixed or variable salary, criteria for assessment of variable salary, long-term incentives, pension terms and other benefits.

     A minimum of two meetings is convened each year and additional meetings are held when needed. Seven meetings were held during 2004.

General principles for compensation within Electrolux

     The overall principles for compensation within Electrolux are tied strongly to the position held, individual as well as team performance, and competitive compensation in the country of employment.

     The overall compensation package for higher-level management comprises fixed salary, variable salary in the form of a short-term incentive based on annual performance targets, long-term incentives, and benefits such as pensions and insurance.

     Electrolux strives to offer fair and competitive total compensation with an emphasis on “pay for performance”. Variable compensation thus represents a significant proportion of total compensation for higher-level management. Total compensation is lower if targets are not achieved.

     In 2003, the Group introduced a uniform program for variable salary for management and other key positions. Variable salary is based on a financial target for value creation as well as non-financial targets. Each job level is linked to a target and a stretch level for variable salary, and the program is capped.

     In 2004, Electrolux introduced a new performance-based long-term incentive program that replaced the option program for less than 200 senior managers of the Group. The performance share program is linked to targets for the Group’s value creation over a three-year period.

     The vesting and exercise rights of the option programs launched up till 2003 will continue as scheduled.

Compensation to Group Management

	2004							2003
		Variable						Variable
		salary,					Annual	salary,		Value of
’000 SEK, unless	Annual fixed	earned 2004,	Pension		Long-term		fixed	earned	Pension	options
otherwise stated	salary1)	paid 20052)	costs		incentive3)	Total	salary1)	2003, paid 2004	cost4)	granted5)	Total
President and CEO	7,708	4,246	3,683		2,400	18,037	7,152	288	3,894	1,620	12,954
Other members of Group Management6)	36,958	16,279	27,569	7)	10,800	91,606	37,248	11,807	21,783	8,100	78,938

Total	44,666	20,525	31,252		13,200	109,643	44,400	12,095	25,677	9,720	91,892

1)	Including vacation salary, paid vacation days and travel allowance.

2)	The variable salary as estimated in early 2005, and may differ from the final amount.

3)	Target value of Share Program 2004.

4)	In addition to this amount, approximately SEK 604,500 has been booked as a contingent liability related to death and disability coverage for the President and CEO, and a total of approximately SEK 772,900 for the other members of Group Management.

5)	The value is calculated with the Black-Scholes Options Valuation model at the date of grant with a volatility factor of 30% and dividend growth rate in line with the historical trend, resulting in SEK 27 per option. No reduction in value has been made for the absence of transferability and other restrictions inherent in employee stock option programs.

6)	In 2004, other members of Group Management comprised 11 people up to October and 9 for the rest of the year. In 2003, other members of Group Management comprised 11 people. Salaries and other compensation to members of group management after leaving their function as a member of group management is not included.

7)	During 2004, the supplementary pension plan for some of the Swedish members of Group Management was amended retroactively from 2002, resulting in an additional cost of SEK 5,800,000 in 2004. This was related to a change from a defined benefit to a defined contribution pension scheme.

Terms of employment for the President

     The compensation package for the President comprises fixed salary, variable salary based on annual targets, long-term incentive programs and other benefits such as pensions and insurance.

     Base salary is revised annually per January 1. The annualized base salary for 2004, was SEK 7,600,000 (6,600,000), corresponding to an increase of 15.2% over 2003. Salary did not increase in 2003.

     The variable salary is based on an annual target for value created within the Group. The variable salary is 70% of the annual based salary at target level, and capped at 110% at stretch level. Variable salary earned in 2004 was SEK 4,246,000 (288,000).

     The President participates in the Group’s long-term incentive programs. The long-term incentive programs comprise the new performance-based long-term share program introduced in 2004, as well as previous option programs. For more information on these programs, see below.

     The notice period for the company is 12 months, and for the President 6 months. There is no agreement for special severance compensation.

     The President is not eligible for fringe benefits such as a company car or housing.

Pensions for the President

     The President is covered by the Group’s pension policy. Retirement age for the President is 60. In addition to the retirement contribution, Electrolux provides disability and survivor benefits.

     The retirement benefit is payable for life or a shorter period of not less than 5 years. The President determines the payment period at the time of retirement.

     The President is covered by an alternative ITP-plan that is a defined contribution plan in which the contribution increases with age. In addition, he is covered by two supplementary defined contribution plans.

     The annual cost for retirement is approximately 35% of pensionable salary. Pensionable salary is calculated as the current fixed salary plus the average actual variable salary for the last three years. Pension costs in 2004 amount to SEK 3,683,000 (3,894,000).

     The company will finalize outstanding payments to the Alternative ITP-plan and one of the supplementary plans, provided that the President retains his position until age 60.

     In addition to the retirement contribution, Electrolux provides disability benefits equal to 70% of pensionable salary, including credit for other disability benefits, plus survivor benefits maximized to 250 (150) Swedish base amounts as defined by the Swedish National Insurance Act. The survivor benefit is payable over a minimum five-year period.

     The capital value of pension commitments for the current President, prior Presidents and survivors is SEK 122 million (127 million). In addition there are commitments regarding death and disability benefit of SEK 3 million (3 million).

     Compensation for other members of Group Management

     Like the President, other members of Group Management receive a compensation package that comprises fixed salary, variable salary based on annual targets, long-term incentive programs and other benefits such as pensions and insurance.

     Base salary is revised annually per January 1. The average base salary increase in 2004 was 5.7%, and 11.0%, with promotions included.

     Variable salary for sector heads in 2004 is based on both financial and non-financial targets. The financial targets comprise the value created on sector and Group level. The non-financial target is focused on product innovation.

     The target for variable salary for European-based sector heads is 45-50% of annual base salary, maximized to 90-100%. Corresponding figures for the U.S.-based sector head are 100% and 150%.

     Group staff heads receive variable salary based on value created for the Group and on performance objectives within their functions. The target variable salary is 30% of annual base salary, maximized to 55%.

     The members of Group Management participate in the Group’s long-term incentive programs. These programs comprise the new performance-based long-term share program introduced in 2004 as well as previous option programs. For more information on these programs, see below.

     There is no agreement for special severance compensation.

     The Swedish members of Group Management are not eligible for any major fringe benefits such as company cars or housing. For members of Group Management employed outside of Sweden, varying fringe benefits and conditions may apply, depending upon the country of employment.

Pensions for other members of Group Management

     The members of Group Management are covered by the Group’s pension policy.

     The retirement age is 65 for one Swedish member of Group Management, and 60 for the others. Swedish members of Group Management are covered by the ITP-plan or the Alternative ITP-plan, as well as a supplementary plan.

     The retirement benefit is payable for life or a shorter period of not less than 5 years. The participant determines the payment period at the time of retirement.

     For members of Group Management employed outside of Sweden, varying pension terms and conditions apply, depending upon the country of employment. The earliest retirement age for a full pension is 62.

     The Swedish members of Group Management are covered by an alternative ITP plan that is a defined contribution plan where the contribution increases with age.

     The contribution is between 20% and 35% of pensionable salary, between 7.5 and 30 base amounts. The pensionable salary is calculated as the current fixed salary, plus the average variable salary for the last three years.

     The Swedish members are also covered by a supplementary defined contribution plan. In 2004, the plan was revised retroactively from 2002. Following the revision, the premiums amount to 35% of the pensionable salary. In addition, four members are covered by individual additional contributions as a consequence of the switch of plans in 2001.

     In addition to the retirement contribution, Electrolux provides disability benefits equal to 70% of pensionable salary including credit for other disability benefits, plus survivor benefits maximized to 250 (150) Swedish base amounts. The survivor benefit is payable over a minimum five-year period.

     One Swedish member of Group Management has chosen to retain a defined benefit pension plan on top of the ITP-plan. The retirement age for this member is 65 and the benefits are payable for life.

     These benefits equal 32.5% of the portion of pensionable salary corresponding to 20–30 base amounts as defined by the Swedish National Insurance Act, 50% of the portion corresponding to 30–100 base amounts, and 32.5% of the portion exceeding 100 base amounts.

     In addition, Electrolux provides disability and survivor benefits.

Long-term incentive programs

     Over the years, Electrolux has implemented several long-term incentive programs (LTI) for senior managers. These programs are intended to attract, retain and motivate the participating managers by providing long-term incentives through benefits linked to the company’s share price. They have been designed to align management incentives with shareholder interests. A detailed presentation of the different programs is given below.

1998, 1999 and 2000 option programs

     In 1998, an annual program for employee stock options was introduced for approximately 100 senior managers. Options were allotted on the basis of value created according to the Group’s model for value creation. If no value was created, no options were issued. The options can be used to purchase Electrolux B-shares at a strike price that is 15% higher than the average closing price of the Electrolux B-shares on the Stockholm Stock Exchange during a limited period prior to allotment. The options were granted free of consideration. Annual programs with the same conditions were also launched in 1999 and 2000. The 1998 program expired on February 25, 2004.

2001, 2002 and 2003 option programs

     In 2001, a new program for employee stock options was introduced for less than 200 senior managers. The options can be used to purchase Electrolux B-shares at a strike price that is 10% above the average closing price of the Electrolux B-shares on the Stockholm Stock Exchange during a limited period prior to allotment. The options were granted free of consideration. Annual programs with the same conditions were also launched in 2002 and 2003.

Recalculation of option exercise price 2004

     In light of the redemption of shares in Electrolux in 2004, option exercise prices were recalculated in accordance with standard terms that are generally applied in Sweden for options and similar instruments. These terms were included in the option agreements.

Options provided to Group Management 1999-2003

	Number of options
	Beginning of			End of
	20041)	Cancelled	Exercised	2004

President and CEO	212,300	-15,900	—	196,400
Other members of Group Management	1,001,400	-53,600	—	947,800

Total	1,213,700	-69,500	—	1,144,200

1)	Refers to holdings at the beginning of the year by members of Group Management as of December 31, 2004.

Option programs 1998–2003

		Total number of outstanding options
				Number of
		Beginning of		options	Strike price,		Expiration
Program	Grant date	2004	End of 2004	per lot1)	SEK2)		date	Vesting, years

1998	Feb. 25, 1999	455,000	-	10,600	170		Feb. 25, 2004	1
1999	Feb. 25, 2000	1,002,000	885,100	16,700	212.70	(216)	Feb. 25, 2005	1
2000	Feb. 26, 2001	472,300	426,800	6,500	167.40	(170)	Feb. 26, 2006	1
2001	May 10, 2001	2,365,000	2,215,000	15,000	174.30	(177)	May 10, 2008	33)
2002	May 6, 2002	2,805,000	2,670,000	15,000	188.10	(191)	May 6, 2009	33)
2003	May 8, 2003	2,700,000	2,670,000	15,000	161.50	(164)	May 8, 2010	33)

1)	The President and CEO was granted 4 lots, Group Management members 2 lots and all other senior managers 1 lot.

2)	Strike prices were recalculated in 2004 in light of the redemption of shares (original prices in parentheses).

3)	Of the 2001, 2002 and 2003 options, one third vests after 12 months, one third after 24 months and the final one third after 36 months.

Change in number of options per program

Program	Number of options 2003					Number of options 2004
	Jan. 1,				Dec. 31,			Dec. 31,
	2003	Granted	Exercised	Cancelled1)	2003	Exercised	Cancelled1)	2004

1998	556,500	—	80,300	21,200	455,000	10,600	444,400	—
1999	1,068,800	—	—	66,800	1,002,000	—	116,900	885,100
2000	524,300	—	13,000	39,000	472,300	—	45,500	426,800
2001	2,475,000	—	20,000	90,000	2,365,000	—	150,000	2,215,000
2002	2,865,000	—	—	60,000	2,805,000	—	135,000	2,670,000
2003	—	2,745,000	—	45,000	2,700,000	—	30,000	2,670,000

1)	Options are cancelled if not exercised, e.g., due to expiration at the end of the term of the options or before their term of expiration, normally because of termination of employment. Cancellation is governed by the provisions of the option program.

Synthetic options 2000

     In 2000, the Board granted Wolfgang König, Head of Major Appliances Europe until November 8, 2004, 118,400 synthetic employee stock options with the right to receive a cash amount for each option when exercised. This amount was calculated as the difference between the current share price and the strike price of SEK 145.70 (148). The options may be exercised until November 8, 2005. The options were allotted without consideration and as compensation for lost options with his former employer. This program is hedged with an equity swap. The annual cost is SEK 0.6 million.

Performance Share Program 2004

     The Annual General Meeting 2004 approved a new annual long-term incentive program.

     The program is based on value-creation targets for the Group that are established by the Board of Directors, and involves an allocation of shares if these targets are achieved or exceeded after a three-year period. The program comprises B-shares.

     The program is in line with the Group’s principles for remuneration based on performance, and is an integral part of the total compensation for Group Management and other senior managers. The program benefits the company’s shareholders and also facilitates recruitment and retention of competent employees.

     Allocation of shares under the program is determined on the basis of three levels of value creation, calculated according to the Group’s previously adopted definition of this concept. The three levels are “entry”, “target” and “stretch”. “Entry” is the minimum level that must be reached to enable allocation. “Stretch” is the maximum level for allocation and may not be exceeded regardless of the value created during the period. The number of shares allocated at “stretch” is 50% greater than at “target”. The shares will be allocated after the three-year period free of charge. Participants are permitted to sell the allocated shares to cover personal income tax, but the remaining shares must be held for two years.

     The program covers almost 200 senior managers and key employees in more than 20 countries. Participants in the program comprise five groups, i.e., the President, other members of Group Management, and three groups of other senior managers and key employees.

     Number of shares distributed per individual performance target

	Target number of	Target value in
	B-shares1)	SEK2)
President and CEO	18,228	2,400,000
Other members of Group
Management	9,114	1,200,000
Other senior managers, cat. C	6,836	900,000
Other senior managers, cat. B	4,557	600,000
Other senior managers, cat. A	3,418	450,000

1)	Each target value is subsequently converted into a number of shares. The number of shares is based on a share price of SEK 152.90, calculated as the average closing price of the Electrolux B-share on the Stockholm Stock Exchange during a period of ten trading days before the day participants were invited to participate in the program, less the present value of estimated dividend payments for the period until shares are allotted.

2)	Total target value for all participants is SEK 111 million.

It was decided at the Annual General Meeting that the company’s obligations under the program should be secured by repurchased shares.

     The discounted value of the targeted number of shares in the 2004 performance share program as of the grant date was SEK 111 million.

     If the target level is attained the total cost of the program over a three-year period is estimated at SEK 150 million, including costs for employer contributions and the financing cost for the repurchased shares. If the maximum level (stretch) is attained, the cost is estimated at a maximum of SEK 240 million. If the entry level for the program is not reached, the minimum cost will amount to SEK 17 million, i.e., the financing cost for the repurchased shares. The distribution of repurchased shares under this program will result in an estimated maximum increase of 0.48% in the number of outstanding shares.

Repurchased shares for the LTI-programs

     The company uses repurchased Electrolux B-shares to meet the company’s obligations under the stock option and share programs. The shares will be sold to option holders who wish to exercise their rights under the option agreement(s) and if performance targets are met will be distributed to share-program participants. Electrolux intends to sell additional shares on the market in connection with the exercise of options or distribution of shares under the share program in order to cover the cost of employer contributions. In 2004, the Annual General Meeting approved the sale of 1,313,010 shares to cover the employer contributions related to the LTI-programs delivered in 1999-2003. The estimated financing costs for hedging through repurchased shares was SEK 76m, calculated on an annual basis. Assuming that all outstanding stock options allotted up to and including 2003 are exercised and that the targeted number of shares in the performance share program are distributed, a sale of previously repurchased shares will result in an increase of 3.64% in the number of outstanding shares. This includes the sale of shares to cover employee contributions.

Accounting principles

     The Group accounts for the employer contributions that are expected to be paid when the options are exercised or the shares distributed. A provision has been made for the value of the synthetic options granted to Wolfgang Köng in 2000. The value of the options was calculated according to the Black-Scholes model, and the provision covers related employer contributions. The provision is revalued periodically. Starting in 2005, Electrolux will apply the IFRS 2 rules for Sharebased Payment.

Note 28. Fees to auditors (SEK million)

Fees to auditors

PricewaterhouseCoopers (PwC) are appointed auditors for the period until the 2006 Annual General Meeting.

	2004	2003	2002

PwC
Audit fees1)	46	45	38
Audit-related fees2)	3	4	1
Tax fees3)	10	9	9
Other fees	—	—	—

Total fees to PwC	59	58	48

Audit fees to other audit firms	2	3	4

Total fees to auditors	61	61	52

1)	Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews and employee benefit plan audits.

3)	Tax fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax planning and services.

Note 29. Shares and participations

Associated companies and joint ventures

		Book value,
		equity
		method, SEK
	Holding, %	million

Eureka Forbes Ltd, India	40.0	77
Atlas Eléctrica, S.A., Costa Rica	18.9	46
Nordwaggon AB, Sweden	50.0	37
Sidème S.A., France	39.3	15
Viking Financial Services, USA	50.0	13
Diamant Boart S.A., Argentina	46.7	4
A/O Khimki Husqvarna, Russia	50.0	2
Diamant Boart Inc., The Philippines	20.0	1
Manson Tools AB, Sweden	49.0	1
e2 Home AB, Sweden	50.0	0

		196

     Electrolux does not have unlimited liability for any of these companies.

		Book value,
Other companies	Holding, %	SEK million

Veneta Factoring S.p.A., Italy	10.0	20
Philco Air Conditioning, China	5.0	6
Financeria Veneta S.A., Spain	10.0	6
Banca Popolare Friuladria S.p.A., Italy	0.0	3
Business Partners B.V., The Netherlands	0.7	3
Other		8

		46

Subsidiaries		Holding, %
Major Group companies
Australia	Electrolux Home Products Pty. Ltd	100
Austria	Electrolux Hausgeräte G.m.b.H.	100
	Electrolux Austria G.m.b.H.	100
Belgium	Electrolux Home Products Corp. N.V.	100
	Electrolux Belgium N.V.	100
	Diamant Boart International S.A.	100
Brazil	Electrolux do Brasil S.A.	100
Canada	Electrolux Canada Corp.	100
China	Electrolux Home Appliances (Hangzhou) Co. Ltd	100
	Electrolux (China) Home Appliance Co. Ltd	100
	Electrolux (Changsha) Appliance Co. Ltd	100
Denmark	Electrolux Home Products Denmark A/S	100
Finland	Oy Electrolux Ab Electrolux Kotitalouskoneet	100
France	Electrolux France SAS	100
	Electrolux Home Products France SAS	100
	Electrolux Professionnel SAS	100
Germany	Electrolux Deutschland GmbH	100
	AEG Hausgeräte GmbH	100
Hungary	Electrolux Lehel Hütögépgyár Kft	100
India	Electrolux Kelvinator Ltd	90
Italy	Electrolux Zanussi Italia S.p.A.	100
	Electrolux Professional S.p.A.	100
	Electrolux Italia S.p.A.	100
	Electrolux Home Products Italy S.p.A.	100
Luxembourg	Electrolux Luxembourg S.à r.l.	100
Mexico	Electrolux de Mexico, S.A. de CV	100
The Netherlands	Electrolux Associated Company B.V.	100
	Electrolux Holding B.V.	100
	Electrolux Home Products (Nederland) B.V.	100
Norway	Electrolux Home Products Norway AS	100
Spain	Electrolux España S.A.	100
	Electrolux Home Products España S.A.	100
	Electrolux Home Products Operations España	100

Subsidiaries		Holding, %
	S.L.
Sweden	Husqvarna AB	100
	Electrolux Laundry Systems Sweden AB	100
	Electrolux HemProdukter AB	100
	Electrolux Professional AB	100
	Electrolux Floor Care and Light Appliances AB	100
Switzerland	Electrolux Holding AG	100
	A+T Hausgeräte AG	100
United Kingdom	Electrolux Plc	100
	Electrolux Outdoor Products Ltd	100
	Electrolux Professional Ltd	100
USA	Electrolux Home Products Inc.	100
	Electrolux North America Inc.	100
	Electrolux Professional Inc.	100
	Electrolux Professional Outdoor Products Inc.	100

     A detailed specification of Group companies has been submitted to the Swedish Companies Registration Office and is available on request from AB Electrolux, Investor Relations and Financial Information.

Note 30. U.S. GAAP information

     The consolidated financial statements have been prepared in accordance with Swedish accounting standards (Swedish GAAP), which differ in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Following is a description of those differences that have a significant effect on net income and shareholders’ equity. The Group also submits an annual report on Form 20-F to the U.S. Securities and Exchange Commission (SEC).

Acquisitions

     According to Swedish accounting standards, prior to 1996, the tax benefit arising from realized pre-acquisition loss carry-forwards of an acquired subsidiary could be recognized in earnings as a reduction of current tax expenses when utilized. Under U.S. GAAP, the benefits arising from such loss carry-forwards are required to be recorded as a component of purchase accounting, usually as a reduction of goodwill. From 1996, these differences no longer exist. Up to 2001, acquisition provisions could be established under Swedish accounting standards for restructuring costs related to other subsidiaries affected by the acquisition. These provisions are reversed to goodwill under U.S. GAAP. From 2001, these differences no longer exist.

Goodwill and other intangible assets

     Under Swedish GAAP, all intangible assets including goodwill must be amortized over the expected useful life of the asset. Assigning indefinite useful life is not permitted.

     According to the U.S. accounting standard SFAS 142, “Goodwill and Other Intangible Assets”, applicable as from January 1, 2002, acquisition goodwill and other intangible assets that have indefinite useful lives are not amortized, but are instead tested for impairment at least annually at a reporting unit level. Consequently, amortization of goodwill recorded under Swedish GAAP has been reversed for U.S. GAAP purposes. Amortization has also been reversed for intangible assets recognized under Swedish GAAP that have been assigned indefinite lives under SFAS 142, such as the acquisition of the right to use the Electrolux trademark in North America. The goodwill and the intangible assets with assigned indefinite lives have been tested for impairment in accordance with the methods prescribed in SFAS 142. Prior to the adoption of SFAS 142, the Group applied the discounted approach under APB 17 in order to test these assets for impairment. No impairment charges were recorded as a result of annual tests performed in December, 2004.

     Under Swedish GAAP, intangible assets acquired in a business combination can be recorded separately from goodwill only if they, based on a control-oriented framework, meet the definition and recognition criteria for an intangible asset. SFAS 141 requires recognition of identifiable intangible assets based on separability and contractually related criteria. The purchase price allocation for Diamant Boart, acquired 2002, was finalized during 2003 and intangible assets were recognized in compliance with both Swedish GAAP and U.S. GAAP. No major acquisitions were made during 2004.

Product development costs

     Prior to 2002, Swedish GAAP allowed capitalization of both research and development costs; however, the majority of Swedish corporations, including Electrolux, did not capitalize such costs. Beginning 2002, product development costs associated with the creation of intangible assets should be capitalized under Swedish GAAP if the following can be demonstrated:

1)	the technical feasibility of completing the intangible asset,

2)	the intention to complete it,

3)	the ability to use or sell the intangible asset,

4)	how the asset will generate future economic benefits, and

5)	the ability to measure reliably the expenditure attributable to the intangible asset during the development.

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

Restructuring and other provisions

     Up until December 31, 2002, the recognition of restructuring cost under U.S. GAAP, as specified in EITF 94-3, was deferred until a commitment date was established. This was usually the date on which management, having appropriate level of authority, committed the Group to the restructuring plan, identified all significant actions, including the method of disposition and the expected date of completion, and, in the case of employee terminations, specified the severance arrangements and communicated them to employees. Prior to 2002, the guidance under Swedish GAAP was not as prescriptive and, in certain circumstances, allowed for earlier recognition. Additionally, U.S. GAAP was more prescriptive than Swedish GAAP regarding the types of costs which were allowed to be classified as restructuring cost, specifically those which were a direct result of the restructuring and which were not associated with the ongoing activities of the Group. As from 2002, Swedish GAAP was in all material aspects in line with EITF 94-3.

     In January 2003, SFAS 146, “Accounting for costs Associated with Exit or Disposal Activities”, was adopted under U.S. GAAP. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of an entity’s commitment to an exit plan, further the standard restricts what type of costs that can be included in the restructuring provision. The restructuring costs in 2004 have been adjusted in accordance with SFAS 146.

     The SFAS 146 nullifies EITF 94-3 and is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. All restructuring activities initiated prior to January 1, 2003, continue to be accounted for in accordance with EITF 94-3 under U.S. GAAP.

Pensions and other post-employment benefits

     As of January 1, 2004, accounting for pensions and other post-service benefits is adopted in accordance with RR 29 ”Employee Benefits” which in all material aspects is similar to IAS 19, “Employee Benefits”. Prior to 2004, these benefits were recognized according to local laws and accounting principles in each country. The American accounting principles, U.S. GAAP, are defined in SFAS 87, ”Employers’ Accounting for Pensions” and SFAS 106, ”Employers Accounting for Post-retirement Benefits Other than Pensions”. A part of the prior differences, in particular the use of actuarial assumptions regarding future increase in salary, discount methods and inflation and the recognition of the net provisions in the balance sheet have been reduced through the adoption of RR 29. Consequently, the transition adjustment under RR 29 has offset a major part of the previous

U.S. GAAP differences and thus reduced the U.S. GAAP reconciliation adjustment. The remaining material differences between RR 29 and U.S. GAAP which affect the Group are:

•	Different dates of implementation cause significant differences in accumulated actuarial gains and losses. SFAS 87 was implemented in 1987 for U.S. plans and in 1989 for non-U.S. plans. SFAS 106 was implemented in 1993.

•	Under RR 29, the estimated return on plan assets is based on actual market values while U.S. GAAP allows market-related values as the basis for estimation of the return on assets.

•	Under RR 29 the past service cost and expenses resulting from plan amendments are recognized immediately if vested or amortized until vested. Under U.S. GAAP prior service cost is generally recognized over the average remaining service life of the plan participants.

•	Under U.S. GAAP an additional minimum liability should be recognized if the accumulated benefit obligation exceeds the sum of the fair value of plan assets and unrecognized prior service costs. A minimum liability is not required under RR 29.

     In 2004, the U.S. subsidiaries have been affected by The Medicare prescription Drug, Improvement and Modernization Act of 2003. This change in legislation causes a reduction in the companies’ obligation under FAS 106. This reduction has been treated as an actuarial gain.

Derivatives and hedging

     Effective January 1, 2001, the Group adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAS 138, “Accounting for Certain Derivative Instruments and Certain Hedging Transactions, an Amendment to FASB Statement 133”, for U.S. GAAP reporting purposes. These statements establish accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet at fair value as either assets or liabilities, and requires the Group to designate, document and assess the effectiveness of a hedge to qualify for hedge accounting treatment. Under Swedish GAAP, unrealized gains and losses on hedging instruments used to hedge future cash flows are deferred and recognized in the same period that the hedged transaction is recognized.

     In accordance with the transition provisions of SFAS 133, the Group recorded a net transition loss of approximately SEK 24 million in accumulated other comprehensive income and SEK 4 million net loss in earnings to recognize the fair value of derivative and hedging instruments. Substantially, all of the transition adjustment recognized in accumulated other comprehensive income has been recognized in earnings as of December 31, 2001. The subsequent adjustments from Swedish GAAP to U.S. GAAP represent marked-to-market effects and recognition of items not qualifying for hedge accounting treatment under U.S. GAAP.

     Prior to the adoption of SFAS 133 and SFAS 138, management decided not to designate any derivative instruments as hedges for U.S. GAAP reporting purposes except for certain instruments used to hedge the net investments in foreign operations. Consequently, derivatives used for the hedging of future cash flows, fair-value hedges and trading purposes are marked-to-market in accordance with U.S. GAAP. This increases the volatility of the income statement under U.S. GAAP as a result of the deviation in accounting standards between Sweden and the United States.

Securities

     According to Swedish accounting standards, debt and equity securities held for trading purposes are reported at the lower of cost or market. Financial assets and other investments, that are to be held to maturity, are valued at acquisition cost. In accordance with U.S. GAAP and SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” holdings are classified, according to management’s intention, as either “held-to-maturity,” “trading,” or “available for sale.” Debt securities classified as “held-to-maturity” are reported at amortized cost. Trading securities are recorded at fair value, with unrealized gains and losses included in current earnings. Debt and marketable equity securities that are classified as available for sale are recorded at fair value, with unrealized gains and losses reported as a separate component of shareholders’ equity. Electrolux classifies its debt and equity securities as “held for trading” and “available for sale”.

Discontinued operations

     Under Swedish GAAP, the divestment of a segment or a major part of a segment requires segregating information about the divested operations from the continuing operations. None of the divestments made by Electrolux during the three years ended 2004 were of that magnitude.

     Under U.S. GAAP, the definition of a discontinued operation changed in 2002 with the adoption of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Under SFAS 144, each of the following 2003 and 2002 divestments are accounted for as discontinued operations: Vestfrost, the compressor operation, Zanussi Metallurgica, the European motor operation, the Mexican compressor plant, the European home comfort operation and the remainder of the leisure appliance product line. Accordingly, the results of operations for 2003 and 2002 relating to these divestments, including any loss for write-down to fair value less cost to sell, and any gain or loss on disposal are required to be reclassified as discontinued operations. Additionally, U.S. GAAP also requires the results of operations of these divestments for prior years to be reclassified from continuing operations to discontinued operations. The following table sets forth the amounts reflected as discontinued operations in 2003 and 2002, and the amounts reclassified from continuing to discontinued operations, with respect to these divestments, under U.S. GAAP. No major divestments were made during 2004.

	Years ended December 31,
	2004	2003	2002
	SEK million)
Net sales	—	2,436	4,828
Operating income	—	62	1,396
Net income	—	2	1,088

Revaluation of assets

     In accordance with Swedish GAAP, Electrolux has written up certain land and buildings to values in excess of the acquisition cost. Such revaluation is not permitted in accordance with U.S. GAAP.

Stock-based compensation

     Electrolux has several compensatory employee stock option programs, which are offered to senior managers. As a consequence of the decision taken by the Annual General Meeting to use treasury shares when the options are exercised, the Group has in 2002 dissolved the liability that had previously been recognized for Swedish GAAP purposes. For U.S. GAAP purposes, Electrolux records a liability in respect of accrued compensation for its variable plans. According to Swedish accounting practice, employers shall record provisions for related social fees at the time the options are granted. U.S. GAAP provides that the employer payroll taxes due upon exercise of stock options must be recognized as an expense at the exercise date of the option.

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

Adjustments not affecting equity or income

Receivables sold with recourse

     Under Swedish GAAP, receivables that are sold with recourse are reported as a contingent liability. U.S. accounting standard SFAS 140 permits the derecognizing of such assets only if the transferor has effectively surrendered control over the transferred assets. The amounts are therefore reclassified and reported as accounts receivables and loans for U.S. GAAP purposes.

Reclassifications

     In accordance with Swedish GAAP, Electrolux has recorded advances received from customers as a reduction to inventory. Under U.S. GAAP, such items have been classified as a current liability.

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

Recently issued accounting standards

     FIN 46 (R) In January 2003, the FASB issued Interpretation 46, “Consolidation of Variable Interest Entities” and in December 2003, a revised interpretation was issued (FIN 46 (R)), which clarified certain provisions of FIN 46 and provided for further scope exception. FIN 46(R) requires variable interest entities to be consolidated by the party that has a variable interest that will absorb a majority of the entity’s expected losses and/or receive a majority of the entity’s expected residual returns or both (the primary beneficiary). A variable interest entity is a legal entity that possesses one or more of the following characteristics:

1.	Equity interest holders as a group lack the characteristics of a controlling financial interest, including: decision making ability and an interest in the entity’s residual risks rewards; or

2.	the equity holders have not provided a sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support: or

3.	equity investments having voting rights that are not proportionate to their economic interest and the activities of the entity involve or are conducted on behalf of an investor with a disproportionate small voting interest.

     There was no impact in the Group’s consolidated financial statements as a result of adopting FIN 46 (R) and there are no significant variable interest entities to be disclosed.

     SAB 104 On December 17, 2003, the Staff of the Securities and Exchange Commission issued Staff Accounting Bulletin 104 (SAB 104), “Revenue Recognition”, which supercedes SAB 101,” Revenue Recognition in Financial Statements”. SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. The revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. There was no impact in the Group’s consolidated financial statements as a result of adopting SAB 104.

     EITF 03-1 In June 2004, the EITF issued EITF 03-1, “The Meaning of Other Than Temporary Impairment and Its Application to Certain Investments”. The issue includes determining the meaning of other than temporary impairment and its application to debt and equity securities within the scope of SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” and equity securities that are not subject to the scope of SFAS No. 115 and not accounted for under the equity method of accounting. EITF 03-1 will be effective for disclosure in reporting periods beginning from June 15, 2004 and will have no material impact on the Group’s consolidated financial statement.

     EITF 03-6 In March 2004, EITF issued EITF 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share”. This issue addressed changes in the reporting and calculation requirements for earnings per share, providing the method to be used when a company has granted holders of any form of security rights to participate in the earnings of the company along with the participation rights of common stockholders. This issue will be effective in reporting periods beginning after March 31, 2004. There will be no impact on the Group’s reporting and disclosure as a result of adopting EITF 03-6.

     FAS 151 In November 2004, the FASB issued Statement No. 151, “Inventory Costs an amendment of ARB No. 43”. The new standard requires that idle facility expense, freight, handling costs, and wasted material (spoilage) are recognized as current-period charges. In addition, this statement requires allocation of fixed production overhead to the costs of conversion based on the normal capacity of a production facility. The provisions of this statement are effective for inventory costs that incur during fiscal years beginning after June 15, 2005. The adoption of the provisions of FAS 151 will not have an impact on the Group’s consolidated financial statement.

     FAS 153 In December 2004, the FASB issued SFAS 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29. “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Electrolux do not believe that the adoption of this Statement will materially affect the Group’s consolidated financial statement.

     FAS 123 (R) In December 2004, the FASB issued SFAS No. 123 (R), Share Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, SFAS No. 123 (R) is for interim or annual periods beginning after June 15, 2005. SFAS No. 123 (R) requires all share-based payments to employees, including grants of stock options, to be recognized in the statement of operations based on their fair values. Electrolux is in the process of assessing the impact of SFAS 123 (R).

     THE FOLLOWING IS A SUMMARY OF THE EFFECTS THAT APPLICATION OF U.S. GAAP WOULD HAVE ON CONSOLIDATED NET INCOME, EQUITY AND THE BALANCE SHEET.

A. Consolidated net income, SEK million	2004	2003	2002

Net income as reported in the consolidated income statement	3,148	4,778	5,095
Adjustments before taxes
Acquisitions	—	—	53
Goodwill and other intangible assets	166	193	233
Development costs	-367	-316	-156
Restructuring and other provisions	178	—	-545
Pensions	-312	33	74
Derivatives and hedging	-158	191	579
Capitalization of computer software	-15	-24	-24
Securities	2	6	-5
Stock-based compensation	-87	-7	-69
Taxes on the above adjustments	233	27	73

Net income according to U.S. GAAP	2,788	4,881	5,308
Net income from continuing operations according to U.S. GAAP	2,788	4,879	4,220
Net income/loss from discontinued operations according to U.S. GAAP	—	2	1,088
Net income per share in SEK according to U.S. GAAP, basic	9.35	15.58	16.23
Number of shares1), basic	298,314,025	313,270,489	327,093,373
Net income per share in SEK according to U.S. GAAP, diluted	9.34	15.58	16.23
Number of shares1), diluted	298,350,049	313,276,990	327,093,373

1)	Weighted average number of shares outstanding through the year, after repurchase of own shares.

B. Comprehensive income (SEK million)	2004		2003	2002

Net income according to U.S. GAAP	2,788		4,881	5,308
Comprehensive income recognized in accordance with Swedish accounting principles	-2,053	1)	-1,382	-3,121
Comprehensive income recognized for U.S. GAAP adjustments
Translation differences	9		9	76
Pensions, net of tax -404, — and 18 respectively	591	2)	2	42
Derivatives and hedging, net of tax -, 41 and 72 respectively	-2		-104	-183

Comprehensive income according to U.S. GAAP	1,333		3,406	2,122

1)	Includes translation differences SEK –451 million and adjustment of opening balance SEK –1,602 million, further described in Item 5.

2)	Includes the corresponding U.S. GAAP adjustment on the adjustment of the opening balance.

C. Equity (SEK million)	2004	2003	2002

Equity as reported in the consolidated balance sheet	23,410	27,462	27,629
Adjustments before taxes
Acquisitions	-546	-564	-594
Goodwill and other intangible assets	548	392	233
Development costs	-819	-472	-156
Restructuring and other provisions	167	—	—
Pensions	1,102	419	355
Derivatives and hedging	143	303	257
Capitalization of software	5	20	44
Securities	3	1	-5
Revaluation of assets	-132	-134	-147
Stock-based compensation	-106	-42	-35
Taxes on the above adjustments	-208	-37	-77

Equity according to U.S. GAAP	23,567	27,348	27,504

D. Balance sheet (SEK million)

     The table summarizes the consolidated balance sheets prepared in accordance with Swedish accounting principles and U.S. GAAP.

	According to			According to
	Swedish principles			U.S. GAAP
	2004	2003	2002	2004	2003	2002

Intangible assets	5,077	4,782	4,928	4,329	4,362	4,411
Tangible assets	16,033	15,638	18,188	15,901	15,504	18,085
Financial assets	4,349	3,190	4,582	4,552	3,461	4,744
Current assets	49,473	53,418	57,726	50,735	55,045	58,855

Total assets	74,932	77,028	85,424	75,517	78,372	86,095

Equity	23,410	27,462	27,629	23,567	27,348	27,504
Minority interests	10	27	592	10	27	592
Provisions for pensions and similar commitments	7,852	5,678	6,018	7,312	6,185	6,162
Other provisions	6,212	5,683	7,580	6,159	6,034	7,897
Financial liabilities	9,843	12,182	15,377	10,585	12,772	15,307
Operating liabilities	27,605	25,996	28,228	27,884	26,006	28,633

Total equity and liabilities	74,932	77,028	85,424	75,517	78,372	86,095

SCHEDULE II

AB ELECTROLUX AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
For the Years Ended December 31, 2002, 2003 and 2004
(In millions of SEK)

	Balance at	Charged	Charged to
	beginning of	costs &	other		Balance at
Description	period	expenses	accounts[1,2]	Deductions[3]	end of period

2004
Reserves deducted from assets to which they apply:
Allowance for doubtful notes and accounts receivable	1,013	-31	-9	-242	730
Allowance for long-term trade accounts and notes receivable	391	-106	-3	12	293

2003
Reserves deducted from assets to which they apply:
Allowance for doubtful notes and accounts receivable	1,476	29	-69	-423	1,013
Allowance for long-term trade accounts and notes receivable	362	50	5	-26	391

2002
Reserves deducted from assets to which they apply:
Allowance for doubtful notes and accounts receivable	1,606	366	-257	-239	1,476
Allowance for long-term trade accounts and notes receivable	433	16	-121	34	362

1)	Includes exchange differences

2)	Includes the acquisition of new companies.

3)	Includes companies sold.

ITEM 18. FINANCIAL STATEMENTS

     The Company has elected to furnish the financial statements and related information specified in Item 17 in lieu of responding to this item.

ITEM 19.   EXHIBITS

1.*	Articles of Association of the Company, as amended on May 2, 2002

2.**	Form of Deposit Agreement dated as of April 21, 2004 between the Company and The Bank of New York.

8.	List of the Company’s subsidiaries. Please see Note 29 to the consolidated financial statements.

12.1	Certification of Hans Stråberg, Chairman and Chief Executive Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Fredrik Rystedt, Senior Vice President and Chief Financial Officer, of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.	Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PricewaterhouseCoopers AB, independent auditors to the Company.

*	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2002, filed with the SEC on June 27, 2003 (Commission File Number 0-15741).

**	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2003, filed with the SEC on June 24, 2004 (Commission File Number 0-15741).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly cause and authorized the undersigned to sign this annual report on its behalf.

AKTIEBOLAGET ELECTROLUX (publ)

Stockholm, April 8, 2005	/s/ Hans Stråberg

President and Chief Executive Officer
Hans Stråberg

/s/ Fredrik Rystedt

Fredrik Rystedt
Senior Vice President and
Chief Financial Officer