Form 20-F
period 2005-12-31
AKTIEBOLAGET ELECTROLUX
filed 2006-05-25
CIK 813810

As filed with the Securities and Exchange Commission on May 24, 2006

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSACTION PERIOD FROM ___________TO ________
____________________
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
Title of each class
Class B-Shares (SEK 5 nominal amount, non-restricted)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

B-Shares (SEK 5.0 nominal value)	299,418,033
A-Shares (SEK 5.0 nominal value)	9,502,275
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:
Yes ☑       No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:
Yes ☐       No ☑
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
Yes ☑         No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑       Accelerated filer ☐       Non-accelerated filer ☐
     Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☑       Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes ☐       No ☑

i

ii

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
     From January 1, 2005, Electrolux prepared its consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”). Electrolux restated its financial statements from January 1, 2004 to IFRS. See Note 30 to the consolidated financial statements. In addition, consolidated net income and stockholders’ equity are reported as reconciled to United States generally accepted accounting principles (“U.S. GAAP”). Unless otherwise indicated, all amounts and percentages presented herein are based on IFRS. IFRS as applied by the Company differs in certain significant respects from U.S. GAAP. For a discussion of the significant differences between IFRS and U.S. GAAP affecting Electrolux’s consolidated financials statements and a reconciliation to U.S. GAAP of consolidated stockholders’ equity and consolidated net income as of and for the years ended December 31, 2005 and 2004, see Note 29 to the consolidated financial statements. As a result of Electrolux’s transition to IFRS reporting, certain amendments have been made to the adjustments recorded in its reconciliation of net income and equity under US GAAP for the financial year 2004, principally relating to share-based compensation, goodwill and intangible assets.
     This report also contains certain financial and performance measures where indicated that are not calculated in accordance with IFRS or U.S. GAAP, but which are disclosed herein in compliance with Item 10 of Regulation S-X under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These non-GAAP financial and performance measures are used extensively by management to evaluate the financial performance and results of operations of Electrolux. In particular, Electrolux’s management considers “value creation” to be an important non-GAAP performance measure. The non-GAAP financial and performance measures are included herein to assist the reader in understanding Electrolux’s operating results and financial condition from management’s point of view. Non-GAAP financial and performance measures, however, should not be considered alternatives to the amounts reported in accordance with IFRS or U.S. GAAP. Furthermore, the non-GAAP financial and performance measures included herein may not be comparable to similarly titled measures presented by other companies.
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

FORWARD LOOKING STATEMENTS
     This annual report includes “forward-looking information” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. This information does not relate strictly to historical or current facts; instead, such information is often based on assumptions about future market conditions, operations and results. The words “believe”, “expect”, “anticipate”, “intend”, “may”, “could”, “plan”, “possible”, “potential” and similar expressions are intended to identify these statements. Forward-looking statements appear in a number of places in this report including, without limitation, “Item 3.D—Risk Factors”, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects”, and include, among others, statements regarding:
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
     While Electrolux believes that the expectations reflected in these and other forward-looking statements are reasonable, actual results may differ materially from the expectations reflected in those statements due to a variety of factors, including, among others, the following:
•	Electrolux’s success in developing new products and marketing initiatives;

•	progress in achieving operational and capital efficiency goals, including the success of reducing the number of product platforms;

•	Electrolux’s success in identifying growth opportunities and acquisition candidates, and the integration of any acquired businesses with existing businesses;

•	Electrolux’s success in spinning-off its Outdoor Products operations and risks associated with the spin-off;

•	Electrolux’s success and progress in achieving structural and supply-chain reorganization goals;

•	ability of Electrolux to relocate and/or outsource production to low-cost countries;

•	failure of third party suppliers to deliver key components and materials for Electrolux’s products;

•	seasonality;

•	competitive pressures to reduce prices;

•	changes in commodity prices;

•	significant loss of business from major customers;

•	consumer demand and the success of Electrolux’s global strategy to develop brand differentiation and brand loyalty;

•	effects of exchange rate fluctuations;

•	social, economic, regulatory and political volatility in the markets in which Electrolux operates;

•	effect of local economies on product demand;

•	Electrolux’s ability to recruit and retain highly qualified management and other employees;

•	the results of pending and future litigation;

•	adequacy of Electrolux’s insurance coverage;

•	general economic conditions in the markets in which Electrolux operates, and its ability to adapt to rapid changes in market conditions; and

•	political, economic and regulatory developments in the markets in which Electrolux operates.
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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.

ITEM 3. KEY INFORMATION
A. Selected Financial Data
     From January 1, 2005, Electrolux prepared its consolidated financial statements in accordance with IFRS as adopted by the European Union. Electrolux restated its financial statements from January 1, 2004 to IFRS. See Note 30 to the consolidated financial statements. In addition, consolidated net income and stockholders’ equity are reported as reconciled to U.S. GAAP. IFRS as applied by the Company differs in certain significant respects from U.S. GAAP. For a discussion of the significant differences between IFRS and U.S. GAAP affecting Electrolux’s consolidated financials statements and a reconciliation to U.S. GAAP of consolidated stockholders’ equity and consolidated net income as of and for the years ended December 31, 2005 and 2004, see Note 29 to the consolidated financial statements. As a result of Electrolux’s transition to IFRS reporting, certain amendments have been made to the adjustments recorded in its reconciliation of net income and equity under US GAAP for the financial year 2004, principally relating to share-based compensation, goodwill and intangible assets.
     The following table sets out selected financial data prepared in accordance with IFRS as of and for the years ended December 31, 2005 and 2004; and in accordance with U.S. GAAP as of and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001.

	2005	2004
Amounts in accordance with IFRS[1]	(SEK millions, except share and per share amounts, and ratios)
Consolidated Income Statement Data
Net Sales	129,469	120,651
Operating Income	3,942	4,807
Income After Financial Items	3,215	4,452
Income for the period	1,763	3,259
Earnings per share, basic	6.05	10.92
Earnings per ADS, basic	12.10	21.84
Earnings per share, diluted	6.01	10.91
Earnings per ADS, diluted	12.02	21.82

Consolidated Balance Sheet Data
Current Assets	52,827	49,473
Total Assets	82,558	75,096
Long Term Borrowings	5,257	3,940
Minority Interests	1	10
Total Equity	25,888	23,636
Share Capital	1,545	1,545
Number of shares (in thousands)	308,920	308,920
Number of shares excluding repurchased shares	293,099	291,181

Other non-GAAP measures

Performance Measure[2]
Value Creation	2,913	3,054

Amounts calculated in accordance with U.S. GAAP	2005	2004	2003	2002	2001
Net Sales[3]	129,093	120,098	121,165	127,494	127,606
Operating Income[3,4]	4,042	4,402	7,276	8,058	6,910
Income for the period[4]	1,518	2,788	4,881	5,308	3,741
Income for the period from Continuing Operations[4,5]	1,993	2,941	5,128	5,049	4,317
Earnings per share, basic[4,6]	5.21	9.35	15.58	16.23	11.00
Earnings per ADS, basic[4,6]	10.42	18.70	31.16	32.46	22.00

Amounts calculated in accordance with U.S. GAAP	2005	2004	2003	2002	2001
Earnings per share, diluted[4]	5.21	9.34	15.58	16.23	11.00
Earnings per ADS, diluted[4]	10.42	18.68	31.16	32.46	22.00
Earnings from Continuing Operations per share, basic[4,5,6]	6.84	9.86	16.37	15.44	12.69
Earnings from Continuing Operations per ADS, basic[4,5,6]	13.68	19.72	32.74	30.87	25.39
Earnings from Continuing Operations per share, diluted[4,5]	6.84	9.86	16.37	15.44	12.69
Earnings from Continuing Operations per ADS, diluted4, 5,	13.67	19.71	32.74	30.87	25.39
Total Equity[4]	25,057	23,567	27,348	27,504	28,591
Total Assets[4]	81,888	75,517	78,372	86,095	95,206
Share Capital	1,545	1,545	1,621	1,694	1,831

Dividends per ADS
SEK[6,7]	15.00	14.00	13.00	12.00	9.00
USD[6,7,8]	1.89	1.98	1.70	1.47	0.88

1.	The consolidated financial statements have been prepared in accordance with IFRS. Electrolux has transitioned to IFRS per January 1, 2005 and has restated its financial statements from January 1, 2004 to IFRS.

2.	Value Creation is a performance measure focused on growth and shareholder return in Swedish Kronor terms. Value Creation is extensively used by Electrolux for internal reporting purposes and as a management tool for measuring and evaluating financial performance within the Group. Electrolux uses Value Creation internally to measure and evaluate segments, e.g. business areas and regional performance.

Value Creation is not a measure determined in accordance with IFRS or U.S. GAAP. Electrolux believes, however, that its definition links operating income and asset efficiency with the cost of the capital employed in operations. Value Creation should not be considered as an alternative measure of performance and may not be comparable to similar measures disclosed by other companies because value creation is not uniformly defined.

Value Creation is measured excluding items affecting comparability and defined as operating income less the weighted average cost of capital (WACC) on average net assets during a specific period.

	2005	2004
	(SEK millions, except percentages)
Operating Income	3,942	4,807
Excluding items affecting comparability	3,020	1,960

	6,962	6,767
Less asset capital charge	4,049	3,713

Value Creation	2,913	3,054

Weighted Average Cost of Capital x	12%	12%

Average net assets =	33,743	30,946

Asset capital charge	4,049	3,713

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

The method by which Electrolux calculates the “asset capital charge” within the Value Creation measure is potentially disadvantageous in that it has the potential to encourage inappropriate management of the asset base in order to upwardly manage the value created against such asset base. Electrolux mitigates against this potential risk by prohibiting or restricting certain activities, such as factoring, as well as taking account of specific investments in property, plant and equipment through the budgeting process.

Total Value Created in 2005 amounted to SEK 2,913 million (3,054). The decline reflects mainly the decrease in operating income. The capital turnover rate was 3.84, as against 3.90 in 2004. The WACC rate for 2005 was computed at 12%, as compared to 12% for 2004.

3.	The years 2001-2005 have been reclassified for comparison purposes due to the disclosure of discontinued operations.

4.	Upon adoption of SFAS 142 on January 1, 2002, Electrolux ceased amortization of goodwill and indefinite-lived intangible assets for U.S. GAAP reporting purposes. Amortization expense on goodwill and indefinite-lived intangible assets on a U.S. GAAP basis for the year ended December 31, 2001 was SEK –222 million.

5.	Under SFAS 144, each of the following divestments are accounted for as discontinued operations: In 2005, the divestment of all activity in India. In 2003 and 2002, the following divestments are accounted for as discontinued operations: Vestfrost A/S, the compressor operation, Zanussi Metallurgica, the European motor operation, the Mexican compressor plant, the European home comfort operation and the remainder of the leisure appliance product line.

6.	Weighted average number of shares outstanding was 291,377,974 shares for 2005; 298,314,025 shares for 2004; 313,270,489 shares for 2003; and 327,093,373 shares for 2002 and 340,064,997 shares for 2001. The decreases in weighted average number of shares outstanding for these periods reflect open market repurchases of shares by Electrolux and the redemption of shares in 2004.

7.	Dividends are set forth in the above table under the year to which they relate. In accordance with general practice in Sweden, the dividends are declared and paid in the year following the financial period.

8.	Amounts in U.S. dollars are presented for convenience only and are based on the noon buying rate for cable transfers in SEK as certified for customs purposes by the Federal Reserve Bank of New York at each of the respective payment dates, except for the U.S. dollar amount in 2005, which is based on the noon buying rate for SEK at December 30, 2005 of $1 = SEK 7.9370.
     Exchange Rate Information
     The following table presents information with respect to the exchange rate for Swedish kronor per USD 1.00, based on the noon buying rate for cable transfers in SEK as certified for customs purposes by the Federal Reserve Bank of New York. On May 15, 2006 the noon buying rate for SEK was USD 1.00=SEK7.3148.

	Average
Period	Rate[1]	High	Low
		(SEK per USD)
Year ended December 31, 2001	10.433	11.027	9.325
Year ended December 31, 2002	9.657	10.729	8.695
Year ended December 31, 2003	8.035	8.792	7.195
Year ended December 31, 2004	7.346	7.782	6.576
Year ended December 31, 2005	7.5170	8.2434	6.8021
November 2005	—	8.2434	7.9749
December 2005	—	8.1162	7.8424
January 2006	—	7.8097	7.5385
February 2006	—	7.9656	7.6487
March 2006	—	7.9455	7.6491
April 2006	—	7.7580	7.3579

1.	Based on the applicable exchange rate for the last day of each month during the period indicated. Average rates are not presented for months.
     Fluctuations in the exchange rate between the Swedish Kronor and the dollar may affect the dollar equivalent of the Swedish Kronor price of the Electrolux B-Shares traded on the Stockholm Exchange and, as a result, are likely to affect the price of ADSs in the United States. Such fluctuations will also affect the dollar amounts received by holders of ADSs on conversion by the Depositary of cash dividends paid in kronor on the Electrolux B-Shares represented by ADSs. For a discussion of the effects of currency fluctuations on Electrolux’s business, please see “Item 5 — Operating and Financial Review and Prospects” and “Item 11 — Quantitative and Qualitative Disclosures About Market Risk”.
B. Capitalization and Indebtedness
     Not applicable.
C. Reasons for the Offer and Use of Proceeds
     Not applicable.
D. Risk Factors
     You should carefully consider all of the information in this Annual Report and, in particular, the risks outlined below.
Electrolux markets are highly competitive and subject to price pressure.
     The markets for Electrolux products are highly competitive and there is considerable pressure to reduce prices, especially when faced with an economic downturn and possible reductions in consumer demand. The effects of competition and price pressure within major appliances are particularly apparent for refrigerators and freezers world wide, for floor-care products in the United States and in Europe, for small appliances generally and for consumer outdoor products in Europe. Electrolux faces strong competitors, who may prove to have greater resources in a given business area, and the likely emergence of new competitors, particularly from Asia and Eastern Europe. Some industries in which Electrolux operates are undergoing consolidation, which may result in stronger competitors and a change in Electrolux relative market position. There is also a trend, particularly in Europe, towards globalization among Electrolux customers in the retail sector, which means fewer, bigger and more international retail chains. In response to an increasingly competitive environment, Electrolux and other manufacturers may be forced to increase efficiency by further reducing costs along the value chain, including their suppliers. The development of alternative distribution channels, such as the Internet, could also contribute to further price pressure within Electrolux markets. There can be no assurances that Electrolux will be able to adapt to these changes and increase or maintain its market share.
Electrolux is subject to risks relating to the relocation of manufacturing capacity.
     As part of its strategy of continued reduction of costs and rationalization of its production activities, Electrolux has in the past, and will in the future, relocate some of its manufacturing capacity to low cost countries. Electrolux has announced restructuring measures of approximately SEK 8-10 billion for the years 2005-2008 that encompass further relocation of some of its manufacturing capacity. The transfer of production from one facility to another is costly and presents the possibility of additional disruptions and delays during the transition period. Electrolux might not be able to successfully transition production to different facilities. Any prolonged disruption in the operations of any of its manufacturing facilities or any unforeseen delay in shifting manufacturing operations to new facilities, whether due to technical or labor difficulties or delays in regulatory approvals, could result in delays in shipments of products to Electrolux customers, increased costs and reduced revenues.
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
     Product innovation and development are critical factors in improving margins and enabling net sales growth in all of Electrolux product lines. To meet Electrolux customers’ needs in these businesses, Electrolux must continuously design new, and update existing, products and services and invest in and develop new technologies. Product development is also driven by criteria for better environmental performance and lower cost of use. Introducing new products requires significant management time and a high level of financial and other commitments to research and development, which may not result in success. During 2005, Electrolux invested SEK 2,187 (2,052) million in research and development, corresponding to 1.7 (1.7) percent of net sales. R&D projects during the year mainly referred to new products and design projects within appliances including development of new platforms. Electrolux sales and net income may suffer if investments are made in technologies that do not function as expected or are not accepted in the marketplace.

Electrolux may experience difficulties relating to business acquisitions and dispositions.
     Electrolux has in the past, and may in the future, increase significant market positions in its product areas through organic growth and acquisitions and by improving operational efficiencies. Expansion through acquisitions is inherently risky due to the difficulties of integrating people, operations, technologies and products. Electrolux may incur significant acquisition, administrative and other costs in connection with any such transactions, including costs related to integration of acquired or restructured businesses. There can be no assurances that Electrolux will be able to successfully integrate any businesses it acquires into existing operations or that they will perform according to expectations once integrated. Similarly, dispositions of certain non-core assets may prove more costly than anticipated and may affect its net sales and results of operations.
Electrolux may not be able to successfully implement planned cost-reduction measures and generate the expected cost-savings.
     Between 2002 and 2005, as well as in earlier years, Electrolux has implemented restructuring programs in an effort to improve operating efficiencies and the Group’s profitability. These restructuring measures included the divestitures of unprofitable non-core operations, layoffs of employees, consolidation of manufacturing operations and other cost-cutting measures. Electrolux has also put substantial effort into driving down costs and complexity throughout the supply chain by improving integration of the supply chain and demand flow management. There can be no assurances that these measures of approximately SEK 8-10 billion in respect of the years 2005-2008 will generate the level of cost savings that Electrolux has estimated going forward.
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
     Electrolux is subject to risks related to changes in commodity prices as the ability to recover increased cost through higher pricing may be limited by the competitive environment in which Electrolux operates. The recent development in many commodity markets has resulted in higher prices, particularly for steel and plastics. This has had an adverse effect on the Group’s operating results in 2005 and may have a negative effect on the Group’s operating result in 2006. Electrolux commodity risk is mainly hedged through bilateral contracts with suppliers. For more details regarding commodity price risk, please see “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”
Electrolux is exposed to foreign exchange risks and interest rate risk.
     Electrolux operates in approximately 60 countries around the world and as a result is subject to the risks associated with cross-border transactions. In particular, Electrolux is exposed to foreign currency exchange rate risks and risks relating to delayed payments from customers in certain countries or difficulties in the collection of receivables generally. Electrolux is also subject to risks arising from translation of balance sheets and income statements of foreign subsidiaries. The major currencies that Electrolux is exposed to are the Euro, the U.S. dollar (including currencies correlating with the dollar) the British pound and Canadian dollars. While Electrolux geographically widespread production and its hedging transactions reduce the effects of changes in exchange rates, there can be no assurances that these measures will be sufficient.
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
     Current conditions in many of the economies in which Electrolux operates and the global economy remain very uncertain. As a result, it is difficult to estimate the global and regional economic development for the foreseeable future. In addition, the business environment and the economic condition of Electrolux markets are influenced by political uncertainties, including the current political situation in the Middle East. A lengthy recession or sustained loss of consumer confidence in the markets in which Electrolux operates could trigger a significant industry-wide decline in sales and could also lead to slower economic growth and a corresponding significant reduction in demand. Electrolux generates a substantial portion of its net sales from North America and Europe, both of which have experienced a slow economy in the past. In the last two years, North America has demonstrated a rebound in its economy. Terrorist attacks in recent years have had a negative impact also on tourism, which has negatively affected the performance of Electrolux Professional Indoor business operations. These global and regional conditions could have an adverse impact on the operations of Electrolux, with a resulting material adverse effect on results of operations and financial condition.
Electrolux is subject to regulatory risks associated with its international operations.
     As a result of its worldwide operations, Electrolux is subject to a wide variety of complex laws, regulations and controls, and various non-binding treaties and guidelines, such as those related to employee safety, employee relations, product safety and exchange controls. Electrolux expects that sales to, as well as manufacturing in, and sourcing from, emerging markets, particularly in China, Southeast Asia, Eastern Europe and Mexico, will continue to be an increasing portion of its total operations. Changes in regulatory requirements, economic and political instability, tariffs and other trade barriers and price or exchange controls could limit its operations in these countries and make the repatriation of profits difficult. In addition, the uncertainty of the legal environment in certain of the countries in which it operates could limit Electrolux ability to effectively enforce its rights in those markets. Electrolux products are also affected by environmental legislation in various markets, which principally involves limits for energy consumption (which relate to certain of its white goods products) and emissions (which relate to certain of its outdoor products that are powered by gasoline) as well as the obligation to recycle waste of electrical products.
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
     Other developments, such as increased requirements under environmental, health and safety laws and regulations, increasingly strict enforcement of them by governmental authorities, and claims for damage to property or injury to persons resulting from environmental, health or safety impacts of Electrolux operations or past contamination, could prevent or restrict its operations, result in the imposition of fines, penalties or liens, or give rise to civil or criminal liability.
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
     The EU has adopted two directives specifically regulating environmental impacts associated with electrical and electronic equipment, and compliance with these directives is being phased in. The Waste Electrical and Electronic Equipment, or WEEE, directive imposes responsibility on manufacturers and importers of electrical and electronic equipment for the cost of recycling, treatment and disposal of such equipment after its useful life. Based on Electrolux present working assumptions, its preliminary estimate of the annual cost to Electrolux with respect to products sold before August 2005, the date compliance with the directive came into effect, is approximately SEK 600m, and an additional SEK 600m with respect to products sold after August 2005. These estimates remain highly uncertain as, among other things, the recycling ratio and actual costs are not yet fully known in all relevant jurisdictions. Compliance with the WEEE directive could have a material adverse effect on Electrolux income, financial position and cash flow.
     The “Directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment”, known as the RoHS directive, will ban the placing on the EU market of electrical or electronic equipment containing lead, mercury, cadmium, hexavalent chromium and two groups of brominated flame retardants from July 1, 2006, albeit with a number of exceptions. Almost all Electrolux electrical equipment must be modified to some extent to fulfill the RoHS directive, as Electrolux commonly uses some of the prohibited substances at present.
     For more details regarding the WEEE Directive, see “Item 4.B—Business Overview—Environmental and Other Governmental Regulation—Recent Environmental Developments.”
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
     As of December 31, 2005, there were 1,082 lawsuits pending against Electrolux entities representing approximately 8,400 plaintiffs. During 2005, 802 new cases with approximately 850 plaintiffs were filed and 562 pending cases with approximately 8,600 plaintiffs were resolved. Approximately 7,100 of the plaintiffs relate to cases pending in the State of Mississippi.
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

Electrolux may be subject to significant product recalls or product liability actions that could adversely affect its business, results of operations or financial condition.
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
There can be no assurance that Electrolux proposal to spin-off its Outdoor Products operations will be completed successfully or that the separation process will not give rise to additional liabilities.
     In February 2005, the Electrolux Board announced its intention to spin-off the Group’s Outdoor Products operations (“Outdoor Products”) as a separate unit. In order to govern the creation of Outdoor Products as a separate legal entity, as well as govern the relationship in certain aspects between Electrolux and Outdoor Products after the contemplated separation, Electrolux and Husqvarna AB (being the parent of the Outdoor Products group) and some of their respective subsidiaries have entered into a Master Separation Agreement and related agreements (the “Separation Agreements”). The Electrolux Annual General Meeting held in April of this year resolved that all the shares in Husqvarna AB should be distributed to the shareholders of Electrolux.
     There can be no assurance that Electrolux will be successful in completing the spin-off of Husqvarna as currently contemplated, nor that the benefits expected to be realized from the spin-off will be achieved, either of which could have a material adverse effect on business, results of operations or financial condition.
     Additionally, under the Separation Agreements, Electrolux has retained certain potential liabilities with respect to the proposed spin-off and Outdoor Products. These potential liabilities include certain liabilities of the Outdoor Products business which cannot be transferred or which are considered too difficult to transfer. Losses pursuant to these liabilities are reimbursable pursuant to indemnity undertakings from Husqvarna. In the event that Husqvarna is unable to meet its indemnity obligations should they arise, Electrolux would not be reimbursed for the related loss, and this could have a material adverse effect on Electrolux’s results of operations and financial condition.
     See “Item 5 — Operating and Financial Review and Prospects — Significant Actions and Transactions affecting Results and Financial Information” for more information on the spin-off of Outdoor Products.”
Electrolux is also exposed to tax risks in relation to the spin-off.
     Electrolux has received a private letter ruling from the U.S. Internal Revenue Service (IRS) with regard to the contemplated distribution of the shares in Husqvarna and the U.S. corporate restructurings that will precede the distribution. The ruling confirms that these transactions will not entail any U.S. tax consequences for Electrolux, its U.S. subsidiaries or U.S. shareholders of Electrolux. In the event that any facts and circumstances upon which the IRS private ruling has been based is found to be incorrect or incomplete in a material respect or if the facts at the time of separation, or at any relevant point in time, are materially different from the facts upon which the ruling was based, Electrolux could not rely on the ruling. Additionally, future events that may or may not be within the control of Electrolux or Husqvarna, including purchases by third parties of Husqvarna stock or Electrolux stock, could cause the distribution of Husqvarna stock and the U.S. corporate restructurings that will precede the distribution not to qualify as tax-free to Electrolux and/or U.S. holders of Electrolux stock. An example of such event is if one or more persons were to acquire a 50% or greater interest in Husqvarna stock or Electrolux stock.
     Electrolux has – as one of the Separation Agreements – concluded a Tax Sharing and Indemnity Agreement with Husqvarna. Pursuant to the tax sharing agreement, Husqvarna and two of its U.S. subsidiaries have undertaken to indemnify Electrolux and its group companies for U.S. tax cost liabilities in certain circumstances. If the contemplated distribution of the shares in Husqvarna or the U.S. corporate restructurings that will precede the distribution would entail U.S. tax cost liabilities, and Husqvarna would not be obliged to indemnify such liabilities or would not be able to meet its indemnity undertakings, this could have a material adverse effect on Electrolux results of operations and financial condition.
     See “Item 5 — Operating and Financial Review and Prospects — Significant Actions and Transactions affecting Results and Financial Information” for more information on the spin-off of Outdoor Products.

ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
     Aktiebolaget Electrolux (publ) is a limited liability company organized under the laws of the Kingdom of Sweden. The address of the Company’s registered office is S:t Göransgatan 143, S 105 45 Stockholm, Sweden, and its telephone number at such address is +46 8 738 60 00. Electrolux’s web site is www.electrolux.com.
Founding
1910	Electrolux was incorporated as Elektromekaniska AB.

1919	Elektromekaniska AB merged with Swedish AB Lux, and Aktiebolaget Electrolux was established. Electrolux led the development of the modern canister-type vacuum cleaner and the absorption refrigerator during the early part of the 20th century.
Stock exchange listing
1928	Electrolux was introduced on the London Stock Exchange. The Group had five plants, approximately twenty subsidiaries and 250 offices throughout the world, and a total turnover of SEK 70 million.

1930	Electrolux was listed on the Stockholm Stock Exchange. In 1987, trading of American Depositary Receipts, ADRs, representing Electrolux B-shares started on the NASDAQ National Market.
Expansion
1933	Vacuum cleaner production began in Old Greenwich, Connecticut, USA, and the first air-cooled refrigerator was produced.

1960’s	Electrolux initiated the restructuring of the fragmented Western European white goods industry. In 1968, the minority interest (39%) in Electrolux Corp., USA was sold to Consolidated Food for almost SEK 300 million. The cash generated provided Electrolux with the key to future expansion.

1984	Italian company Zanussi, including subsidiaries in Spain, was acquired, making Electrolux a leader in the European household appliances market and in the food service equipment market.

1986	WhiteConsolidated Inc, the third largest white goods company in the United States with brands such as Frigidaire, Gibson, Kelvinator and White Westinghouse, was acquired.

1986-89	The Outdoor Products business area expanded with the 1986 acquisition of the U.S. company Poulan/Weed Eater and the 1989 acquisition of the outdoor power products business of the Roper Corporation.
Strengthening core business
1990’s	The European expansion continued with the 1994 purchase of the white-goods division of German AEG. Restructuring programs and other measures were implemented to improve profitability, e.g. a two-year restructuring program in 1997, beginning with the divestment of the industrial products sector, as well as the sewing machines, agricultural implements and interior decoration equipment operations. In 1998 the core business comprised Household Appliances, Professional Appliances and Outdoor Products, and Annual Group Sales had grown to SEK 117 billion.

2000	Electrolux re-acquired the trademark and company name “Electrolux” in North America, and thereby gained global control of the company name and the Group’s most important brand.

2001-02	The household division of the Australian company Email Ltd. was acquired in 2001. During 2001 and 2002 two restructuring programs were implemented throughout the Group, with divestments of non-core business, productivity improving measures, cost cutting, consolidation of production, rationalization of sales and marketing, write-downs of assets and personnel cutbacks.

2003-04	The consolidation of brands, with Electrolux as main brand, accelerated and a consumer insight driven product development process was initiated. The group re-introduced the Electrolux brand in USA with vacuum cleaners in 2003 followed by high-end white goods in 2004.

During 2003 and 2004 relocation of manufacturing to low cost countries, such as Eastern Europe, South-East Asia and Mexico accelerated. See “Item 5—Operating and Financial Review and Prospects—Restructuring Programs.”

2004-05	In 2005, Electrolux changed its business model in India and divested its Indian appliance operation, including all three production facilities and a license with the right to use the Electrolux brand in India for five years, to Videocon. In February 2005, the Board of Electrolux proposed that Husqvarna, Electrolux’s Outdoor Products operations, should be spun-off as a separate unit and distributed cost-effectively to Electrolux shareholders by mid-2006.

Today	Electrolux is one of Sweden’s largest industrial enterprises with approximately 300 subsidiaries in approximately 60 countries as of December 31, 2005.

The Board of Electrolux proposed that the Annual General Meeting (“AGM”) in 2006 should decide to distribute all shares in Husqvarna AB, the parent company of Husqvarna, to the shareholders in Electrolux. The AGM, held on April 24, 2006, resolved that such distribution take place.

For more information on the Group’s recent acquisitions and divestitures, please see “Item 5—Operating and Financial Review and Prospects—Significant Actions and Transactions Affecting Results and Financial Condition”. For a discussion of Electrolux principal capital expenditures during the past two years, please see “Item 5.B—Liquid Funds and Capital Resources”.
B. Business Overview
     With net sales of SEK 129.5 billion in 2005, Electrolux believes it is the world’s largest producer of appliances and equipment for kitchen, cleaning and outdoor use combined. Electrolux sold more than 55 million products last year, including products such as refrigerators, cookers, washing machines, vacuum cleaners, chainsaws, lawnmowers and garden tractors. Electrolux’s products are targeted at both professionals and retail consumers.
     Electrolux conducts operations in approximately 60 countries. The following table provides a breakdown of Electrolux’s net sales by region for each of the last two years:

	2005		2004
	SEK		SEK
Sales by Geographic Market	million	%[1]	million	%[1]
Europe	59,640	46.1	57,383	47.6
North America	51,560	39.8	46,983	38.9
Latin America[2]	6,945	5.4	5,272	4.4
Asia/Pacific[2]	11,324	8.7	11,013	9.1
Consolidated net sales	129,469	100.0	120,651	100.0

1.	As a percentage of consolidated net sales.

2.	Formerly “Rest of the World”.
Strategy
     Electrolux aims to be a global leader in the market for consumer durables and professional products for indoor use. To this end, while significant volumes and economies of scale are of utmost importance, Electrolux’s key strategies are to be one of the most significant suppliers to the main retailers and to be recognized as a leading brand and manufacturer among customers.
     Electrolux intends to continue to develop into a market-driven company that is ahead of the competition in addressing consumer needs. To achieve this objective, Electrolux is implementing the following measures:
•	continuing reduction of costs and the complexity of the organization;

•	accelerating consolidation and relocation of production;

•	accelerating the rate of product renewal based on consumer needs; and

•	increasing marketing and brand building focusing on fewer and stronger brands, with focus on Electrolux as global brand for the Group.
Electrolux Business Areas
     As of January 1, 2005, Electrolux’s reporting structure for its products was changed to comprise Indoor and Outdoor Products instead of Consumer Durables and Professional Products, as previously reported. These areas form the basis for the Group’s segment information.
•	The Indoor Products business area includes products for consumers as well as professional users. Indoor products for consumers comprise mainly major appliances, i.e., refrigerators, freezers, cookers, dryers, washing machines, dishwashers, room air-conditioners and microwave ovens, as well as floor-care products. Professional products comprise food-service equipment for hotels, restaurants and institutions, as well as laundry equipment for apartment-house laundry rooms, launderettes, hotels and other professional users. In 2005, appliances accounted for 86% (85) of sales, professional products for 7% (7) and floor-care products for 7% (8).

Electrolux has leading market positions in core appliances and floor-care products equipment in both Europe and North America. The Group is the leading producer of major appliances in Australia, and has substantial market shares in Brazil, as well as a significant market presence in China. The Group is one of the leaders in the global market of food-service equipment and laundry equipment and the largest producer in Europe.

•	Operations within Outdoor Products comprise garden equipment for the consumer market such as lawn movers, tractors, trimmers, blowers and chainsaws, as well as a wide range of equipment for professional users. The professional product range includes high-performance chainsaws, clearing saws, wheeled lawn and garden equipment, as well as power cutters and diamond tools.
     The Electrolux AGM held in April 2006 resolved that the Outdoor Products operations should be distributed to the Electrolux shareholders. Electrolux intends to conclude such distribution by mid-2006. See “Item 5—Operating and Financial Review and Prospects—Significant Actions and Transactions affecting Results and Financial Condition”.
     The following table sets forth the net sales for each of these business areas in each of the last two years.

	2005		2004
	SEK		SEK
Net Sales by Business Area	million	%[1]	million	%[1]
Indoor Products	100,670	77.8	93,389	77.4
Outdoor Products	28,768	22.2	27,202	22.5
Other	31	0.0	60	0.1

Total consolidated amounts	129,469	100.0	120,651	100.0

1.	As a percentage of consolidated net sales.
Manufacturing
     Electrolux has manufacturing facilities in 90 locations in 24 countries around the world. Electrolux’s manufacturing operations mainly comprise assembly of components made by suppliers. Other processes include metalworking, molding of plastics, painting, enameling and, to some extent, casting of parts.
     The strategy for the purchasing of both components and raw materials is to avoid single sourcing. The risk of dependency of a single supplier is thereby reduced and the negative consequence of a supplier failing to meet agreed requirements can be limited. A significant and increasing part of the purchasing volumes is consolidated on a group level and allocated to global suppliers. These supplier relations are often characterized by close cooperation within areas such as research and development, product design and manufacturing.

     Electrolux is exposed to the price volatility that exists in raw material markets. This volatility is partly reduced by applying long-term agreements with fixed prices for longer time-periods. Volatility within the metal markets can also be reduced, if considered appropriate, by hedging part of the requirements through the use of commodity futures (mainly for copper and aluminum).
     For a discussion of Electrolux’s manufacturing facilities, see “Item 4.B—Environmental and Other Government Regulation—Summary of environmental issues for which regulations affect the Group’s business areas” and “Item 4.D—Property, Plants and Equipment.”
Sales and Marketing
     Last year, Electrolux sold more than 55 million consumer products. Electrolux sells its products to distributors and retailers. Many of the retailers that sell Electrolux’s products are part of retail chains. Many of these retail chains have been consolidating in recent years and an increasing number of Electrolux’s products, in particular products in the Indoor Products business area, are being sold through very large retail chains. As a result, an increasing percentage of Electrolux’s sales in 2005 was attributable to its ten largest customers. The trend towards consolidation is particularly apparent in the market for major appliances in the United States, where the four largest retail chains account for almost 70% of the total sales of major appliances for all manufacturers. In Europe, there is a similar trend towards consolidation of the retail chains, but the structure of Electrolux’s customer base varies from country to country. Electrolux works closely with its distributors to enhance production planning so as to be better aligned with targeted sales.
     Electrolux currently markets its products under a number of different brands. Electrolux has decided to reduce the number of brands in the Group and focus on “Electrolux” as a global brand across product categories of its Indoor products. During 2002, all consumer operations began implementing plans for brand transition. Double-branding was initiated during 2002 in several countries, such as the United Kingdom and the United States. During 2003, Electrolux was double-branded with strong local brands in eight additional countries in Europe. In November 2003, the Electrolux-brand was introduced for floor-care products in the United States, and was well received. A new range of high-end Electrolux-branded appliances was introduced in the United States during 2004. In 2004 double-branding was implemented for REX, the market leader in Italy, as well as for Zanussi and Juno in Germany. In 2004, the three brands, Chef, Dishlex and Kelvinator in Australia, were double-branded with Electrolux. In 2005, all products sold under the AEG brands were double-branded, as were products from Voss and major appliances from Husqvarna. The share of products sold under the Electrolux brand has risen from 16% of sales in 2002 to almost 50% in 2005. It is anticipated that building Electrolux as a global brand will increase the costs for marketing and advertising.
     The table below sets forth, for each business area, the principal product categories and the major brands and registered trademarks, and provides an indication of the market position of the relevant products. Information about market position is based on internal Group market share analysis.

Major
Product Category	Brands/Trademarks	Market Position
Indoor Products

Major appliances	Electrolux	Major appliances
	AEG-Electrolux	Market leader in Europe and
	Frigidaire	Australia, third largest
	Zanussi-Electrolux	producer in the United States
REX-Electrolux
Westinghouse
Simpson
Floor-care products	Electrolux	Floor-care products
	Eureka	Largest producer in Europe,
	AEG-Electrolux	fourth largest in the United States
Volta

Major
Product Category	Brands/Trademarks	Market Position
Food-Service Equipment	Electrolux	Food – service equipment
	Zanussi Professional	Leading position, largest
	Dito-Electrolux	producer in Europe
Molteni

Laundry Equipment	Electrolux	Laundry Equipment
Leading position, largest producer in Europe

Outdoor Products

Garden Equipment – Consumer	Husqvarna	Garden equipment
	Jonsered	Leading position in USA and Europe
Flymo
Partner
McCulloch
Poulan
Weed Eater

Chainsaws – Professional	Husqvarna	Chainsaws
	Jonsered	Among top three largest
producers in the world, global
market share of about 40%

Lawn and garden equipment – Professional	Husqvarna	Lawn and garden equipment
	Jonsered	Operations mainly in North
	Bluebird	America, global market share
	Yazoo/Kees	of less than 10%

Power cutters and diamond tools – professional	Diamant Boart	Power cutters and diamond tools
	Dimas	One of the world’s largest
	Partner Industrial	producers of diamond tools and
	Products	related equipment for the
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
     Electrolux develops itself the technologies used in its products, as well as maintains a portfolio of licensed technologies. Electrolux relies on technologies licensed from third parties only to a limited extent with respect to the products that it manufactures. Similarly, Electrolux does not extensively license its proprietary technology to third parties.
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
     Electrolux takes a pro-active approach towards preventing both the infringement of any of its intellectual property and the infringement of third-party rights.
Environmental and other Government Regulation
     The Group is committed to continuous improvement in terms of energy-efficiency, factory emissions, waste generation and handling of hazardous materials in manufacturing and other processes, as well as designing products with high levels of environmental performance.
     The Electrolux Environmental Policy
     The Electrolux Environmental Policy outlines the Group’s commitment to improve environmental performance in production, as well as products’ use and disposal. It also addresses the supply chain. The policy prescribes a proactive approach to legislation. For more information, see www.electrolux.com/sustainability.
     Environmental Strategy
     The Group’s environmental strategies are based on a life-cycle approach. The Group recognizes three basic drivers for its strategy of developing and marketing products with outstanding environmental performance: legislation, consumer demand and resource efficiency.
•	The most important trends in legislation and regulation involve energy efficiency, recycling and restrictions on the use of potentially hazardous substances.

•	Consumers are increasingly aware of the direct relationship between higher efficiency and lower life-cycle costs.

•	The continuous pursuit of cost savings leads to more efficient use of material and energy resources in manufacturing.
     Environmental Regulation
     Electrolux is subject to government regulation in all countries in which it conducts its operations. The Group continuously monitors its compliance with applicable regulations and adjusts its operations and applies for necessary permits in accordance with local laws and regulations.
     Summary of environmental issues for which regulations affect the Group’s business areas

Affected products and
Issue	Regulation	operations
Energy efficiency	Mandatory energy consumption criteria for specific products in EU, United States, other markets, voluntary industry commitments on some products in EU	Indoor Products Outdoor Products
Energy labeling	Mandatory labeling in EU, North America, Mexico, Japan, Australia, China; voluntary labeling in Hong Kong, Brazil	Indoor Products Outdoor Products
Producer responsibility	WEEE Directive in EU	All electrical products sold in EU
Eco-design requirements	Energy-using Products (EuP); eco-design requirements in product development	All products
Emissions from combustion engines	EU, United States and Canada	Outdoor Products
Air and waterborne emissions, solid	EU and United States	All plants

Affected products and
Issue	Regulation	operations
Climate Change	Kyoto Protocol; national implementation	Indoor Products
Ozone depletion	Montreal Protocol; national implementation	Refrigerators, freezers, air conditioners
Hazardous substances	RoHS Directive in EU; and similar legislation in China; state/provincial legislation in North America and Australia	All products and plants
     Electrolux operates 90 manufacturing facilities in 24 countries around the world. Manufacturing operations mainly comprise assembly of components made by suppliers. Other processes include metalworking, molding of plastics, painting, enameling and, to some extent casting of parts. Chemicals, such as lubricants and cleaning fluids, are used as process aids and chemicals used in products include insulation materials, paint and enamel. The production processes generate an environmental impact in the form of water and airborne emissions, solid waste and noise.
     Electrolux operates 13 plants in Sweden. Permits are required by Swedish authorities for eight of these plants. Seven plants are required to submit notification. The permits cover, for example, thresholds or maximum permissible values for air and waterborne emissions and for noise.
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
     Environment in Operations
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
     Environmental management systems in production
     The Electrolux Environmental Management System is a vital tool for achieving and maintaining high standards in manufacturing. Group Management has stipulated that an environmental management system is to be implemented for each business sector’s entire operations. All manufacturing units with at least 50 employees are mandated to be certified according to ISO 14001. Newly acquired units must complete the certification process within three years after acquisition. By the end of 2005, 98% of the Group’s total manufacturing area was certified to ISO 14001, corresponding to 68 production units, or 91% of the total number of units requiring certification. In addition, seven non-manufacturing units have received ISO 14001 certification.
     Energy Directives and Product Labeling
     Energy-efficiency and product labeling are core issues for the Group, and for the appliance industry as a whole. In the Group’s major markets, Europe and North America, regulations require that every product bear a label indicating the product’s energy consumption. Environmental impact and electricity costs are thus displayed to the consumer and become factors in purchasing decisions. Similar labeling regulations exist in Australia, Brazil, China, India, Japan and Mexico.
     The Group’s products are within all regulatory limits and are represented in the highest energy-efficiency classes as defined by the EU’s Energy+ scheme from 2004 and the US Environmental Protection Agency’s Energy Star program. Electrolux anticipates that it will qualify for recently-enacted US energy tax credits as a result of the sale of Energy Star appliances. The credits are available for US production of such appliances in 2006 and 2007. In addition, Electrolux and other major manufacturers in Europe are committed to voluntary agreements on improving energy-efficiency for large household appliances. The European Commission has endorsed these voluntary agreements.
     Fleet-average energy-efficiency for various categories of appliances sold in Europe showed continued improvement in 2005.
     Materials restricted for use in products
     Substances used in Electrolux products must not harm employees in production, end-users, or the environment. Products must be in line with market expectations and should not adversely affect “end-of-life” properties.
     Restricted Materials List
     The Electrolux Group has introduced a Restricted Materials List (RML). The purpose of the RML is to avoid materials that do not comply with the above criteria. Twenty-seven individual, or groups of, substances are classified as banned on the list and shall not be used. An additional 16 are rated as restricted for use. Both suppliers and Group production facilities must comply with the requirements outlined in the RML.
     The RML is also designed to facilitate compliance with the trend toward increased regulation of chemicals in markets worldwide, such as the EU Directive on the Restriction of the use of certain Hazardous Substances in electrical and electronic equipment (RoHS). Tracking applications in which substances are considered potentially hazardous enables the Group to act swiftly in response to new scientific findings or regulations.
     Further information on the RML may be found at www.electrolux.com/rml.
     Phase-out of ozone-depleting and global warming substances
     The Montreal Protocol was adopted by the United Nations in 1986 and calls for a phase-out of ozone-depleting substances. The use of chlorofluorocarbon (CFC) as a refrigerant or in insulation is prohibited in most markets including the EU and the US, where the Group’s products have been free of CFCs for several years. The Group has been a leader in the phase-out of both CFC and hydrochloroflourocarbon (HCFC) in new markets such as China and Brazil.
Recent Environmental Developments
     RoHS Directive
     The European Union Directive on the Restriction of the use of certain Hazardous Substances in electrical and electronic equipment, known as the RoHS Directive, has been implemented in national legislation of the EU Member States. As of July 1, 2006, the Directive will ban placement in the EU market of electrical or electronic equipment containing lead, mercury, cadmium, hexavalent chromium and two groups of brominated flame retardants (PBB and PBDE), with a limited number of exceptions.
     Electrolux continues its comprehensive program to identify cost-effective alternative components and manufacturing methods to comply with the Directive. Almost all Electrolux electrical products are being modified to some extent – RoHS substances may be present in printed circuit boards, solders, plastics, connectors and cables. Together with its suppliers, the Group is in the process of phasing out RoHS substances from all these components and materials.

     China is scheduled to implement legislation similar to RoHS during 2006 and the US state of California has decided to enact comparable legislation by 2007.
     Producer responsibility (WEEE Directive)
     In 2002, the European Union adopted the WEEE (Waste Electrical and Electronic Equipment) Directive, regarding producer responsibility for treatment, recycling and disposal of electrical and electronic products. The Directive applies to a broad range of electrical and electronic products, including IT and telecommunication equipment, consumer electronics and household appliances.
     The Directive stipulates that as of August 2005 producers are responsible for the management and financing of treatment, recycling and disposal of waste electrical and electronic products that are deposited at collection facilities. The collection of electrical and electronic equipment from households is usually the responsibility of local authorities.
     Regulations regarding WEEE were already in force in Sweden, Norway, Belgium, the Netherlands and Switzerland before the Directive was introduced. By 2004, WEEE-related national legislation was published in Greece and Cyprus. By 2005, and with the exception of Malta and the UK, the remaining EU countries followed, though some countries only partially adopted the Directive. Both Malta and the UK are expected to transpose the Directive into national legislation in 2006.
     Historical and future waste
     Costs for producer responsibility refer to products sold before August 2005, i.e. historical waste, as well as products sold after August 2005, i.e. future waste.
     For historical waste, manufacturers and importers are collectively responsible for treatment, recycling, and disposal in proportion to their present market share. This is known as collective producer responsibility.
     For future waste, the Directive stipulates that manufacturers and importers must each finance treatment, recycling and disposal of their own products, which is known as individual producer responsibility. Financial guarantees must be provided to ensure that sufficient funds are available even if a producer or importer should withdraw from the market. In some countries, membership in a collective organization for financing of recycling is regarded as a sufficient guarantee. For household appliances these costs are normally payable 12 to 15 years after actual sale, according to studies by the European Commission.
     Efficient recycling generates competitive advantages
     Individual producer responsibility means that efforts to lower the end-of-life disposal costs through product development and efficient management systems can generate competitive advantages. Electrolux invests continuously in product design with the intention of reducing the total costs over the product’s life-cycle. In order to meet the need for an efficient recycling system Electrolux, Braun, Hewlett Packard and Sony have established a jointly owned company, European Recycling Platform (ERP). The company’s task is to establish and manage a pan-European recycling scheme for electrical products covered by the WEEE Directive.
     ERP has signed a contract with two general contractors, CCR Logistics Systems AG of Germany and Geodis Group of France. On behalf of the members of ERP, these companies are responsible for take-back, logistics, recycling and administration in Austria, France, Germany, Ireland, Italy, Poland, Portugal, Spain and the UK.
     Trade associations are developing national recycling systems in several EU countries where such systems are not yet in place.
     Cost of compliance
     Approximately 16 million Electrolux products sold every year are covered by the WEEE Directive. These products include large and small household appliances as well as floor-care equipment.

     Electrolux incurs costs for managing and recycling historical waste, and makes provisions for future waste. The extent of the cost depends on a number of factors which at present cannot be accurately quantified. These factors include administration, recycling and treatment costs, the market price of scrap metal, disposal costs for non-recyclable material and components of equipment as well as collection costs per unit and collection rates, which may vary between countries.
     The following assumptions have been made in order to provide preliminary estimates of annual costs for Electrolux, despite uncertainty regarding the basic factors:
•	The producer’s responsibility for management of waste starts at collection facilities.

•	Collection rates for each EU Member State. However, these rates are highly uncertain.

•	Projected future fees for recycling, including transportation from collection facilities. These are based on internal estimates derived from information supplied by waste management companies.
     On the basis of these assumptions, the estimated annual cost of historical waste for Electrolux when the WEEE Directive is fully implemented will be approximately SEK 600m. The Directive does not require producers to provide financial guarantees for historical waste. No provisions related to recycling of historical waste are made in the Group’s balance sheet.
     Electrolux makes provisions for the anticipated cost of future waste on the basis of estimates of future recycling costs, discounted over anticipated product life-cycles.
     Using the same assumptions as for historical waste, and assuming an average lifetime that varies between 10 and 14 years for different products, as well as a discount rate corresponding to the prevailing market interest rate, the estimated annual cost for future waste is approximately SEK 600m, in addition to the cost of historical waste.
     The above cost estimates remain highly uncertain and may vary considerably. Participation in the European Recycling Platform provides the Group with access to an efficient recycling system that is expected to reduce these costs over time. Product development that enables more efficient recycling will also contribute to cost reductions.
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
     Experience of the 2001 introduction of a similar requirement for producer responsibility in Sweden shows that it had no effect on overall demand or the profitability of Electrolux products. Consumers did not forego purchases in response to the price increases due to the introduction of producer responsibility for recycling. However, it is still too early to determine whether consumer behavior and purchasing patterns across the EU Member States after implementation of the Directive will resemble those in Sweden.
C. Organizational Structure
     AB Electrolux is a corporation organized under the laws of the Kingdom of Sweden and the parent company of the various subsidiaries that conduct their business on a worldwide basis.
     Please see Note 28 to the consolidated financial statements for a listing of Electrolux’s significant subsidiaries.

D. Property, Plants and Equipment
     As of December 31, 2005, Electrolux occupied a total of 58.5 million square feet of property, of which 15 million were leased. Approximately 60% of the property portfolio is located in Europe.
     The manufacturing operations of Electrolux were carried out at 90 locations in 24 countries. The aggregate size of these factories, including warehouses and offices at the factory sites, was 41 million square feet. The factories are, with very few exceptions, owned by Electrolux. Most of the manufacturing facilities are located in Europe. Electrolux operates 13 plants in Sweden. In general, all Electrolux manufacturing facilities are well maintained, suitably equipped and in good operating condition. The facilities were adequate for production requirements during 2005 and Electrolux believes they will be adequate for the foreseeable future.
     In addition to manufacturing facilities, Electrolux uses 17.5 million square feet of administrative offices, warehouses, distribution facilities and sales branch offices. The majority of these buildings are leased. About 1.5 million square feet (of which approximately 20% were owned) were dedicated to division and country administrative headquarters.
     In 2003 and 2004 investments were authorized for a new plant in Mexico and six new plants in Eastern Europe and Asia. During 2005, new plants were opened in Juarez, Mexico (refrigerators), Siewerz, Poland (tumble-dryers), Zarow, Poland (dishwashers) and Rayong, Thailand (professional washing machines). The following table provides details of these facilities:

		Investment,	Production
Product area	Country	SEKm	Start
Refrigerators	Mexico	1,200	2005
Refrigerators/freezers	Hungary	600	2005
Washing machines	Russia	80	2004-2005
Tumble dryers	Poland[1]	270	2005
Washing machines	Poland	500	2006
Dishwashers	Poland	275	2005
Cookers	Poland	380	2006
Professional Washing machines	Thailand	90	2005-2006
Hobs/hoods	China	55	2005

(1)	Expansion of capacity at existing plant
     See “Item 3.D–Risk Factors—Electrolux is subject to risks relating to the relocation of manufacturing capacity” and “Item 5.B—Liquid Funds and Capital Resources – Capital Expenditure.”

ITEM 4A. UNRESOLVED STAFF COMMENTS
     Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
General
     The following discussion and analysis by management concerning the financial condition and the results of operations of Electrolux should be read together with the consolidated financial statements included in this annual report. From January 1, 2005, Electrolux’s consolidated financial statements have been prepared in accordance with IFRS. Electrolux restated its financial statements from January 1, 2004 to IFRS, see Note 30 to the consolidated financial statements.
     The transition to IFRS is accounted for following the rules stated in IFRS 1, First Time adoption of International Accounting Standards, and the transition effects have been recorded through an adjustment to opening retained earnings as per January 1, 2004. This date has been determined as Electrolux’s date of transition to IFRS. Comparative figures for 2004 have been restated. IFRS 1 gives the option to elect a number of exemptions from other IFRS standards of which Electrolux has elected the following:
•	IFRS 3, Business combinations, has not been applied retrospectively to past business combinations and no restatement of those have been made.

•	Items of property, plant and equipment have not been measured at fair value, i.e., the carrying amounts, which include historical revaluation, according to Swedish GAAP have been kept.

•	All actuarial gains and losses have been recognized at the date of transition to IFRS.

•	The cumulative translation differences for all foreign operations, according to the rules in IAS 21, the Effects of Change in Foreign Exchange rates, are deemed to be zero at the date of transition to IFRS.

•	Of previously recognized financial instruments, SEK 643 million have been designated as available for sale, SEK 8,060 million, as assets at fair value through the profit or loss and SEK 364 million as liabilities at fair value through profit and loss.

•	No restatement of comparative figures has been made for IAS 39, Financial Instruments: Recognition and Measurement, which is applied as from January 1, 2005.
     With net sales of SEK 129.5 billion in 2005, Electrolux believes it is the world’s largest producer of appliances and equipment for kitchen, cleaning and outdoor use combined, with operations in approximately 60 countries around the world. Electrolux sold more than 55 million products last year, including products such as refrigerators, cookers, washing machines, vacuum cleaners, chainsaws, lawnmowers and garden tractors. Electrolux’s products are targeted at both professionals and retail consumers.
     Electrolux products are classified in two areas: Indoor Products and Outdoor Products. These areas form the basis for the Group’s primary segment information.
•	Indoor Products comprises operations in appliances, floor-care products and professional operations in food-service equipment and laundry equipment. The operations are classified in five segments. Products for the consumer market, such as appliances and floor-care products, are reported in four geographical segments: Europe; North America; Latin America and Asia/Pacific, while professional products are reported separately. Operations within appliances comprise mainly major appliances, such as refrigerators, freezers, cookers, dryers, washing machines, dishwashers, room air-conditioners and microwave ovens.

•	Outdoor Products comprises garden equipment for the consumer market and professional outdoor products. Outdoor Products are classified in two segments: Consumer products and Professional products. Consumer products comprise garden equipment and light-duty

chainsaws.	Professional products comprise high performance chainsaws, clearing saws, professional lawn and garden equipment, as well as power cutters, diamond tools and related equipment.
Changes in segment reporting in 2005
     In 2005, the Group’s reporting structure was changed to comprise Indoor Products and Outdoor Products instead of Consumer Durables and Professional Products, as previously. There were no changes of the individual segments other than for the “Rest of the world” segment which was divided into Latin America and Asia/Pacific.
     The table below shows financial key data, excluding items affecting comparability for 2005 and 2004 in accordance with the new reporting structure established on January 1, 2005:

Operations by business area(1)

SEKm	2005	Change, %	2004

Indoor Products
Europe
Net sales	43,755	2.5	42,703
Operating income	2,602	-16.9	3,130
Margin, %	5.9		7.3

North America
Net sales	35,134	14.2	30,767
Operating income	1,444	29.4	1,116
Margin, %	4.1		3.6

Latin America
Net sales	5,819	34.1	4,340
Operating income	123	-8.9	135
Margin, %	2.1		3.1

Asia/Pacific
Net sales	9,276	1.5	9,139
Operating income	13	n/a	-289
Margin, %	0.1		-3.2

Professional Products
Net sales	6,686	3.8	6,440
Operating income	463	4.0	445
Margin, %	6.9		6.9

Total Indoor Products
Net sales	100,670	7.8	93,389
Operating income	4,645	2.4	4,537
Margin, %	4.6		4.9

Outdoor Products
Consumer Products
Net sales	18,360	4.4	17,579
Operating income	1,372	-14.6	1,607
Margin, %	7.5		9.1

Professional Products
Net sales	10,408	8.2	9,623
Operating income	1,739	14.3	1,521
Margin, %	16.7		15.8

Total Outdoor Products
Net sales	28,768	5.8	27,202
Operating income	3,111	-0.5	3,128
Margin, %	10.8		11.5

Operations by business area(1)
SEKm	2005	Change, %	2004

Other, net sales	31	-48.3	60
Common Group costs, etc.	-794	11.6	-898
Items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments)	-3,020	-54.1	-1,960

Total Group
Net sales	129,469	7.3	120,651
Operating income excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments)	6,962	2.9	6,767
Margin, %	5.4		5.6
Operating income	3,942	-18.0	4,807
Margin, %	3.0		4.0

(1)	Excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments).
Significant Actions and Transactions affecting Results and Financial Condition
     The following review of certain actions undertaken and transactions completed during the two-year period 2004 and 2005 is significant for an understanding of the review of Electrolux’s results of operations and financial condition.
     Acquisitions
     Electrolux has in the past, and may in the future, engage in acquisitions. It has made in excess of 200 acquisitions during the last three decades. These acquisitions have enabled Electrolux to achieve strong market positions in Western Europe, North America and Australia.
     Electrolux made no major acquisitions during 2005 or 2004.
     Dispositions
     Electrolux disposes of companies and businesses in the ordinary course of business in an effort to focus on core operations and to maximize efficiencies and the overall profitability of the Group.
     Electrolux effected no major dispositions during 2004. The following major dispositions were effected during 2005:

				Approximate
	Business Area		External	No. of
Divestments	(Product Line)	Date	Sales(1)	Employees
			(SEK million)
Indian operation	Appliances	July 7, 2005	553	1,100

(1)	Represents external sales of the divested operations for the full fiscal year preceding the year of divestiture.
     Spin-off of Outdoor Products
     In February 2005, the Board of Directors proposed that the Group’s Outdoor Products operations, Husqvarna, would be spun-off as a separate company and distributed in a cost-efficient way to Electrolux shareholders. The Board subsequently proposed that the AGM to be held in 2006 would authorize a dividend of SEK 7.50 per share to Electrolux shareholders and a distribution of all shares in the parent company Husqvarna AB to Electrolux shareholders. The Electrolux AGM held on April 24, 2006 authorized such dividend and distribution.

     In accordance with the Swedish tax legislation, Lex ASEA, the shares to be distributed are not subject to tax in Sweden for Electrolux or its shareholders. One A-share in Husqvarna will be received for each A-share in Electrolux, and one B-share in Husqvarna for each B-share in Electrolux. The distribution of shares is not subject to additional conditions or requirements. It is intended that in connection with distribution, the shares in Husqvarna shall be listed on the O-list of the Stockholm Stock Exchange. The record date for the receipt of shares in Husqvarna and the listing on the Stockholm Stock Exchange is scheduled for the first half of June 2006.
     Electrolux believes the new company, under the name of Husqvarna, will be one of the world leaders in outdoor products both for the consumer market and for professional users. Husqvarna is the world’s largest producer of chainsaws, lawn mowers and other powered garden equipment such as trimmers and leaf blowers, and is one of the largest producers of garden tractors. Husqvarna is also the world’s largest producer of diamond tools for the construction and stone industries. The above product categories account for approximately 90% of net sales. The Husqvarna Group is also the leading supplier of outdoor products to Sears, the American retail chain, which is the world’s largest retailer of outdoor consumer products.
     After the spin-off of Outdoor Products, Electrolux will be totally focused on indoor products for consumers and professional users. The new Electrolux is expected to have annual sales of more than SEK 100 billion, and about 60,000 employees world-wide.
     Restructuring Programs
     Certain statements in this section, in particular in relation to the cost-savings that Electrolux expects to generate from its restructuring programs and other measures, are forward looking statements and actual results may differ materially from those described below. See “Forward-Looking Statements” and Item 3.D—Risk Factors. Electrolux may not be able to successfully implement planned cost-reduction measures and generate the expected cost-savings”. The costs of the restructuring programs are included in “—Items Affecting Comparability” as set forth below.
     In recent years, Electrolux has achieved substantial cost savings in both production and purchasing. Within production, plants have been relocated, global production platforms have been established, the number of platforms has been reduced, and a greater share of production is now in low-cost countries. In terms of purchasing, savings have been obtained primarily through better coordination at the global level. The cost-cutting program was intensified in 2005.
     Lower production costs
     The restructuring program that was launched in 2005 involves relocation of production to countries with lower cost levels. The program is proceeding according to plan. The total cost through 2008 is estimated at SEK 8-10 billion and the program is expected to generate annual savings of SEK 2.5-3.5 billion from 2009 onward. We expected that about half of production in high-cost countries will be affected.

     In July 2005, a decision was made to close the refrigerator plant in Fuenmayor, Spain, during the third quarter of 2006 and the lawn-mower plant in Parabiago, Italy, during the fourth quarter of 2005. The closures involve personnel cutbacks of approximately 450 and 100, respectively. Decisions were also taken to downsize production at the refrigerator plants in Florence, Italy, and Mariestad, Sweden, during 2006. The downsizing is principally due to unprofitable product categories and involves personnel cutbacks of approximately 200 and 150 employees, respectively. In 2005, a charge of SEK 535m in respect of these measures was taken against operating income within items affecting comparability. Of this amount, SEK 147m refers to a write-down of assets.
     In the course of 2005, the Group has changed its business model in India and divested its Indian appliance operation, including all three production facilities, to Videocon, one of India’s largest industrial groups. The agreement involves a license for Videocon with the right to use the Electrolux brand in India for a period of five years, as well as the Kelvinator brand in India and selected markets for an unlimited time. Videocon is the market leader for consumer electronics and appliances in India, and has an extensive distribution network. Cooperation with Videocon offers the Group opportunities for continuing to strengthen the position for the Electrolux brand in the Indian market. The agreement involved a cost of SEK 419m, which was taken as a charge against operating income in 2005 within items affecting comparability. The Indian operation had annual sales of approximately SEK 550m and about 1,100 employees. The operation was loss-making for several years.
     In December 2005, it was decided that the appliances factory in Nuremberg, Germany, would be closed. Closure of the factory is expected to be completed by the end of 2007. The factory in Nuremberg has approximately 1,750 employees. The total cost for the closure of the factory is estimated to be approximately SEK 2,300m, of which SEK 2,098m has been charged against operating income as items affecting comparability in the fourth quarter of 2005. Of the total amount, SEK 720m refers to write-down of assets.
     In December 2005, it was also decided that an investigation would be initiated regarding a potential closure of the compact-appliances factory in Torsvik, Sweden. The factory has 190 employees. Restructuring costs for a potential closure will be communicated when the investigation is completed.

     During 2005, the vacuum-cleaner plant in Västervik, Sweden, and the cooker plant in Reims, France, were closed. Production at the refrigerator plant in Greenville, USA, was gradually moved to the new plant in Juarez, Mexico. The plant in Greenville will be closed by the end of the first half of 2006. Production at the new plant in Mexico should be running at full capacity during the second half of 2006
     During 2005, new plants were opened in Siewerz, Poland (tumble-dryers), Zarow, Poland (dishwashers) and Rayong, Thailand (professional washing machines).
     In 2005, a global program for more efficient production was launched at all major Group plants. It is based on proven techniques for improving production that have been developed both within and outside the Group.
     In February 2006, the Board decided to invest in a new plant for front-load washing machines and tumble-dryers in Juarez, Mexico. The investment is estimated at approximately SEK 1,090m and the plant will employ 800 people. The Board has also decided to downsize production at the plant in Webster City, Iowa, during the end of 2007 and the beginning of 2008. The downsizing refers to production of front-load washing machines and tumble-dryers that will be transferred to the new plant in Mexico. The downsizing will affect approximately 700 employees and the cost is estimated at approximately SEK 40m.
     Global product platforms
     Programs for improving production are paralleled by reductions in the number of production platforms. In 2005 we introduced several global platforms for side-by-side refrigerators, top freezers, front-loaded washing machines and standalone dishwashers.
     Reducing the number of product platforms generates benefits that include enabling greater standardization of components, fewer product variants and simpler production. It also gives the Group a more powerful negotiating position for large-scale purchasing, and reduces the number of spare parts in inventories. Work on creating global product platforms will therefore continue to receive high priority.
     Large savings in purchasing
     Total savings in terms of purchasing in 2005 amounted to approximately SEK 2 billion, exclusive of the effect of increased raw material costs. A comprehensive analysis in cooperation with the Group’s major suppliers enabled identification of a potential for substantial savings in 2005-2007.
     A new global purchasing organization was established in 2005. A global purchasing council that includes representatives from all regions is now responsible for all purchasing decisions above a specific level.
     Cross-functional coordination with purchasing representatives focused in 2005 on areas with a potential for substantial savings, such as motors, glass and certain types of pumps. This resulted in direct cost reductions of 15-30% in these areas, by among other things reducing the number of suppliers, standardizing components and increasing purchases from low-cost countries.
     Corresponding reviews of potential savings will be implemented in another 15 areas.
     The following table sets forth the effect of raw material costs on operating income during 2005:

Change over previous year, SEKm	Q1	Q2	Q3	Q4	Full year
Increase in cost of raw materials	(1,000)	(1,200)	(900)	(600)	(3,700)
Effect on operating income	(600)	(800)	(300)	(200)	(1,900)
     The cost of raw materials rose by almost SEK 4 billion in 2005. Cost-cutting and the new global purchasing organization described above reduced the effect on operating income by about 50%.

Other Factors Affecting Results
     Foreign Exchange Effects
     Changes in exchange rates in comparison with the previous year, including both translation and transaction effects, had a positive impact of approximately SEK 463 million on operating income.
     Transaction effects net of hedging contracts amounted to SEK 244 million, mainly due to the weakening of the US dollar against the Canadian dollar and the Euro against several other currencies. The weakening of the Swedish krona against the US dollar and the Euro also had a positive effect. Translation of income statements in subsidiaries had an effect of approximately SEK 219 million.
     The effect of changes in exchange rates on income after financial items amounted to SEK 434 million.
     Seasonality
     Demand for certain of Electrolux’s products is affected by seasonality. Generally, market demand in the outdoor products segment and for room air conditioners, refrigerators and freezers within Electrolux’s indoor segment is lower during the winter season. As a result, Electrolux’s outdoor products and room air conditioners, refrigerators and freezer product lines experience most of their sales volume and profitability in the first seven months of the year. Conversely, demand for vacuum cleaners and cookers generally increases during the winter season. On a year-to-year basis, market demand for lawn mowers, trimmers and air conditioners is also affected by the weather. Electrolux expects this seasonality to continue in the future.
Items Affecting Comparability (impairment and restructuring charges and capital gains/losses on divestments)
     Operating income for 2005 includes items affecting comparability in the amount of SEK -3,020m (-1,960). These items include charges for restructuring, mainly involving plant closures, as well as costs for the divestment of the Group’s Indian operation. See the table below. For a discussion thereof, see “—Restructuring programs” above.
Items affecting comparability

SEKm	2005	2004
Restructuring provisions and write-downs
Appliances and outdoor products, Europe	-535
Appliances plant in Nuremberg, Germany	-2,098
Refrigerator plant in Greenville, USA		-979
Vacuum-cleaner plant in Västervik, Sweden		-187
Floor-care products, USA		-153
Appliances, Australia		-103
Cooker factory in Reims, France		-289
Tumble-dryer plant in Tommerup, Denmark		-49
Reversal of unused restructuring provisions	32	39
Other
Divestment of Indian operation	-419
Settlement in vacuum-cleaner lawsuit in USA		-239

Total	-3,020	-1,960

A. Operating Results
Results of Operations For 2005 as Compared to 2004
     Consolidated Results
     Consolidated Net Sales
     Net sales for the Electrolux Group in 2005 amounted to SEK 129,469 million, as compared to SEK 120,651 million in 2004. Sales were positively impacted by volume/price/mix, as well as changes in exchange rates.
     In terms of business areas, net sales for Indoor Products increased by 7.8% to SEK 100,670 million (93,389) and net sales for Outdoor Products by 5.8% to SEK 28,768 million (27,202). The increase for Indoor Products was due primarily to strong sales growth for appliances in North America and Latin America. The sales increase for Outdoor Products referred mainly to Professional Products.
     In comparable currencies, sales for Indoor Products increased by 4.3% and sales for Outdoor Products by 3.4%.
     The following tables sets forth details of changes in Group net sales in 2005:

2005
%
Changes in Group structure(1)	-0.2
Changes in exchange rates	3.2
Changes in volume/price/mix	4.3

Total	7.3

(1)	For further details of changes in the Group structure, see “Significant Actions and Transactions Affecting Results and Financial Condition”.
     Consolidated Operating Income
     The Group’s operating income for 2005 declined by SEK 865 million, or 18.0%, to SEK 3,942 million (4,807), corresponding to 3.0% (4.0) of net sales. The decline was due mainly to costs for restructuring in appliances within Indoor Products. Total restructuring costs amounted to SEK 3,020 million (1,960) in 2005. Excluding items affecting comparability, operating income for Indoor Products improved by 2.4% to SEK 4,645 million (4,537). The improvement is due mainly to a strong performance by appliances in North America, higher operating income for floor-care products, divestment of the Group’s Indian operation and previous restructuring. Operating income for Outdoor Products declined by 0.5% to SEK 3,111 million (3,128) due to weaker results within consumer outdoor products in North America.
     In comparable currencies, operating income for Indoor Products decreased by 1.3% and Outdoor Products by 2.2%.
     Income After Financial Items
     Income after financial items decreased by SEK 1,237 million, or 27.8%, to SEK 3,215 million (4,452) corresponding to 2.5% (3.7) of net sales. Net financial items increased to SEK -727 million (-355), due to higher interest rates on borrowings in U.S. dollar, higher costs for hedging the Group’s net investments in foreign subsidiaries and increased average net borrowings. Lower interest income as a result of lower Swedish and Euro interest rates also had a negative impact.
     Taxes
     Total taxes in 2005 amounted to SEK 1,452 million (1,193), corresponding to 45.2% (26.8) of income after financial items. The tax rate (excluding items affecting comparability) in 2005 was 26.1% (29.1).

     Consolidated Results Excluding Items Affecting Comparability (impairment and restructuring charges and capital gains/losses on divestments)
     As IFRS requires companies to disclose information in their financial statements as to events and transactions with effects on income that are of significance when income from the period is compared with that of other periods, Electrolux reports these events and transactions on the line-item “Items affecting comparability” which appears separately on the face of the income statement. See Note 7 to the consolidated financial statements. The above income figures for 2005 include items affecting comparability in the amount of SEK -3,020 million (-1,960). As set forth in the table below, excluding items affecting comparability, operating income for 2005 increased by 2.9% to SEK 6,962 million (6,767), which corresponds to 5.4% (5.6) of net sales. Income after financial items decreased by 2.8% to SEK 6,235 million (6,412), which corresponds to 4.8% (5.3) of net sales. Income for the period increased by 1.4% to SEK 4,610 million (4,546), corresponding to an increase of 3.8% in earnings per share to SEK 15.82 (15.24).
     Excluding items affecting comparability, the tax rate was 26.1% (29.1). The return on equity was 18.3% (18.3) and the return on net assets was 20.6% (21.9).
Key data excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments)(1)

SEKm	2005	Change	2004

Net sales	129,469	7%	120,651
Operating income	6,962	3%	6,767
Margin, %	5.4		5.6
Income after financial items	6,235	-3%	6,412
Income for the period	4,610	1%	4,546
Earnings per share, SEK(2)	15.82	4%	15.24
Dividends per share, SEK	7.50		7.00
Return on equity, %	18.3		18.3
Return on net assets, %	20.6		21.9
Value created	2,913	-141	3,054
Net debt/equity ratio	0.11		0.05
Operating cash flow	1,083	-67%	3,224
Capital expenditure	4,765	6%	4,515
Average number of employees	69,523	-4%	72,382

(1)	For key data, including items affecting comparability, “Item 3.A.—Key Information—Selected Financial Data.”

(2)	Before dilution.
     Value Creation
     Value Creation is a performance measure focused on growth and shareholder return in Swedish Kronor terms. Value Creation is extensively used by Electrolux for internal reporting purposes and as a management tool for measuring and evaluating financial performance within the Group. Electrolux uses Value Creation internally to measure and evaluate segments, e.g. business areas and regional performance.
     As more fully described below, Value Creation for the Group is calculated by assuming a cost of capital on net assets across the Group for a particular year and then measuring the “value created” by comparing the Group’s operating income for the same year against the assumed cost of capital for that year. A higher return (in operating income terms) than the assumed cost of capital on net assets across the Group implies that the Group has created value in Swedish Kronor terms for its shareholders. A lower return would imply inefficiency in utilization of the Group’s asset base.
     Because Value Creation is expressed in Swedish kronor rather than as a percentage (like, for instance, return on assets), Electrolux believes it focuses on growth in kronor terms as opposed to a measure which could improve simply because the asset base shrinks.

     Value Creation is also used by the Group as a basis for remuneration for managers and employees. The Group has a program of variable salary for management and other key personnel. Variable salary is based on a financial target for Value Creation, as well as non-financial targets. The Group also has performance-based long-term incentive programs for approximately 200 of its most senior managers. These performance share program are linked to targets for the Group’s Value Creation over a three-year period.
     Value Creation is not a measure determined in accordance with IFRS or U.S. GAAP. Electrolux believes, however, that its definition links operating income and asset efficiency with the cost of the capital employed in operations. Value Creation should not be considered as an alternative measure of performance and may not be comparable to similar measures disclosed by other companies because value creation is not uniformly defined.
     Value Creation is measured excluding items affecting comparability and defined as operating income less the weighted average cost of capital (WACC) on average net assets during a specific period.

	2005	2004
	(SEK millions, except percentages)
Operating Income	3,942	4,807

Excluding items affecting comparability	3,020	1,960

	6,962	6,767
Less asset capital charge	4,049	3,713

Value Creation	2,913	3,054

Weighted Average Cost of Capital x	12%	12%

Average net assets =	33,743	30,946

Asset capital charge	4,049	3,713

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
     The method by which Electrolux calculates the “asset capital charge” within the Value Creation measure is potentially disadvantageous in that it has the potential to encourage inappropriate management of the asset base in order to upwardly manage the value created against such asset base. Electrolux mitigates against this potential risk by prohibiting or restricting certain activities, such as factoring, as well as taking account of specific investments in property, plant and equipment through the budgeting process.
     Total Value Created in 2005 amounted to SEK 2,913 million (3,054). The decline reflects mainly the decrease in operating income. The capital turnover rate was 3.84, as against 3.90 in 2004. The WACC rate for 2005 was computed at 12%, as compared to 12% for 2004.
     Results of Operations by Business Area
     Electrolux products are classified in two areas: Indoor Products and Outdoor Products. These areas form the basis for the Group’s primary segment information.
•	The Indoor Products business area includes products for consumers as well as professional users. Indoor products for consumers comprise mainly major appliances, i.e., refrigerators, freezers, cookers, dryers, washing machines, dishwashers, room air-conditioners and microwave ovens, as well as floor-care products. Professional products comprise food-service equipment for hotels, restaurants and institutions, as well as laundry equipment for apartment-house laundry rooms, launderettes, hotels and other professional users.

•	Operations with Outdoor Products comprise garden equipment for the consumer market such as lawn mowers, tractors, trimmers, blowers and chainsaws, as well as a wide range of equipment for professional users. The professional product range includes high-performance chainsaws, clearing saws, wheeled lawn and garden equipment, as well as power cutters and diamond tools. The 2006 Electrolux AGM has resolved that the Outdoor Products operations should be distributed to the Electrolux shareholders. Electrolux intends to conclude such distribution by mid-2006.
     The following tables set out certain information regarding Electrolux’s net sales and operating income by business area.

	2005		2004
Net Sales by Business Area	SEK million	%(1)	SEK million	%(1)
Indoor Products	100,670	77.8	93,389	77.4
Outdoor Products	28,768	22.2	27,202	22.5
Other	31	0.0	60	0.1

Total consolidated amounts	129,469	100.0	120,651	100.0

1.	As a percentage of consolidated net sales.

	2005		2004
Operating Income by Business Area	SEK million	%(2)	SEK million	%(2)
Indoor Products(1)	4,645	59.9	4,537	59.2
Outdoor Products(1)	3,111	40.1	3,128	40.8
Common Group costs, etc.	-794	—	-898	—
Total Operating Income, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments)	6,962	—	6,767	—
Items affecting comparability	-3,020	—	-1,960	—

Total Operating Income	3,942	—	4,807	—

(1)	Operating income by business area is presented after excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments) because this is a measure which management uses to manage the operations of the Group and are segmental measures which are in accordance under IFRS and US GAAP segment definitions. For more information on items affecting comparability, please see “Presentation of Information” and Note 7 to the consolidated financial statements.

(2)	As a percentage of total operating income, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments) and common group costs.

     The following discussion includes statements about operating income and operating margin with respect to the Indoor Products and Outdoor Products business areas. Both operating income and operating margin for these business areas are presented excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments) because this is a measure which management uses to manage the operations of the Group and are segmental measures which are in accordance under IFRS and US GAAP segment definitions. For more information on items affecting comparability, see “Presentation of Information” and Note 7 to the consolidated financial statements.
     Indoor Products

Indoor Products by Region	2005	2004
	(SEK million, except percentage
	amounts and employee numbers)
Consumer Durables — Europe

Net sales	43,755	42,703
Operating income, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments)	2,602	3,130
Operating margin, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), %(1)	5.9	7.3
Net assets(2)	6,062	6,165
Return on net assets, %(3)	39.0	46.0
Capital expenditure	1,872	1,561
Average number of employees	25,250	26,146

Consumer Durables — North America

Net sales	35,134	30,767
Operating income, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments)	1,444	1,116
Operating margin, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), %(1)	4.1	3.6
Net assets(2)	9,929	6,646
Return on net assets, %(3)	16.6	14.4
Capital expenditure	1,108	1,439
Average number of employees	16,066	16,329

Consumer Durables — Latin America

Net sales	5,819	4,340
Operating income, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments)	123	135
Operating margin, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), %(1)	2.1	3.1
Net assets(2)	2,305	1,764
Return on net assets, %(3)	6.0	8.2
Capital expenditure	167	119
Average number of employees	5,023	4,933

Consumer Durables — Asia/Pacific

Net sales	9,276	9,139
Operating income, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments)	13	-289
Operating margin, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), %(1)	0.1	-3.2
Net assets(2)	3,616	3,330
Return on net assets, %(3)	0.4	-10.0

Indoor Products by Region	2005	2004
	(SEK million, except percentage
	amounts and employee numbers)
Capital expenditure	328	319
Average number of employees	7,077	8,614

Professional Products

Net sales	6,686	6,440
Operating income, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments)	463	445
Operating margin, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), %(1)	6.9	6.9
Net assets(2)	1,290	1,022
Return on net assets, %(3)	40.1	41.9
Capital expenditure	156	144
Average number of employees	3,401	3,595

(1)	Defined as operating income excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments) expressed as a percentage of net sales.

(2)	Defined as total assets exclusive of liquid funds, interest bearing financial receivables, as well as non-interesting-bearing liabilities and excluding items affecting comparability.

(3)	Defined as operating income as a percentage of average net assets, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments).
     Operations in Europe
     Major Appliances
     Total industry shipments of core appliances in Europe in 2005 increased in volume by 1.4% over 2004. Shipments in Western Europe were in line with the previous year, while Eastern Europe showed an increase of 5.9%. A total of 75.0 (74.0) million units (excluding microwave ovens) were estimated to have been shipped in the European market during 2005, of which 56.8 (56.4) million units were in Western Europe.
     Group sales of major appliances in Europe in 2005 increased somewhat over the previous year as a result of higher sales volumes in Eastern Europe and an improved product mix. Sales in Western Europe declined due to lower demand and downward pressure on prices in several markets. The private-label market in Germany was weak in 2005. Operating income and margin, each excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), decreased, partly as a result of higher costs for materials.
     In the course of the year, operating margin excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments) steadily improved due to cost reductions and improved product mix.
     Floor-care
     Demand for floor-care products in Europe rose somewhat over the previous year, with the low-price segments growing and the high-price segments declining. Group sales for the full year declined slightly, reflecting its exposure to the decline in the high-price segments. Operating income and margin, each excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), for the full year showed a considerable improvement, mainly due to restructuring.
     Sales and operating income excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments) during the fourth quarter rose considerably as a result of launches of new products and an improved product mix.

     Operations in North America
     Major Appliances
     Industry shipments of core appliances in the US increased in volume over the previous year by approximately 2.4%. The US market for core appliances (exclusive of microwave ovens and room air-conditioners) consists of industry shipments from domestic producers plus imports and amounted to 48.2 (47.1) million units in 2005. Shipments of major appliances, including room air-conditioners and microwave ovens, rose by approximately 3.3%.
     Group sales of core appliances in North America showed a substantial increase for the year. Operating income excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments) for the full year and the fourth quarter improved considerably as a result of higher prices and volumes and an improved product mix due to a number of new products. Income was adversely affected by higher costs for materials as well as costs referring to the ongoing relocation of production to the new plant in Mexico.
     Floor-care Products
     Demand for floor-care products in the US was somewhat higher than in 2004. Sales for the Group’s US operation declined due to lower sales volumes. Operating income excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments) for the full year improved considerably as a result of restructuring.
     During the fourth quarter, sales showed a strong increase as a result of launches of new products that improved the product mix. Operating income and margin, each excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), showed strong improvement.
     Operations in Latin America
     In Latin America, operating income and margin, each excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), for the full year were somewhat down, mainly because of higher costs for materials.
     Market demand for core appliances in Brazil was higher than in the previous year. Sales for the Group’s Brazilian operation showed growth for the full year as a result of higher sales volumes and price increases. In the fourth quarter, operating income and margin, each excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), increased as a result of additional price increases and an improved product mix.
     Operations in Asia/Pacific
     Major Appliances
     Australia. The market for core appliances in Australia showed a downturn for the year. Sales for the Group’s Australian operation declined somewhat for both the full year and the fourth quarter, due to lower volume. Operating income for 2005 excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments) improved considerably as a result of price increases and restructuring.
     China and India. The market for core appliances in China declined in 2005. Group sales of core appliances in the Chinese market rose for the full year, but declined in local currency during the fourth quarter in comparison with 2004. Operating income excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments) for the full year showed some improvement despite higher costs for materials. In the fourth quarter, income improved substantially but remained negative. In the course of the year, the Group has changed its business model in India and divested its Indian appliance operation, which had a positive impact on operating income excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments) for the region.

     Operations in Professional Products
     Food-service equipment
     Demand for food-service equipment in Europe in 2005 is estimated to have increased somewhat in comparison with the previous year. Group sales and operating income excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments) improved. In the fourth quarter, sales and income showed a considerable improvement over the corresponding period in 2004, due to some large projects.
     Laundry equipment
     Demand for laundry equipment in 2005 is estimated to have been in line with the previous year. Group sales rose, but operating income excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments) declined for the full year, mainly due to restructuring costs. In the fourth quarter, sales and income rose in comparison with the previous year.
     Outdoor Products

Consumer Outdoor Products	2005	2004
	(SEK million, except percentage
	amounts and employee numbers)
Net sales	18,360	17,579
Operating income, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments)	1,372	1,607
Operating margin, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), %(1)	7.5	9.1
Net assets(2)	5,719	4,646
Return on net assets, %(3)	19.2	27.6
Capital expenditure	777	517
Average number of employees	6,054	6,041

Professional Outdoor Products	2005	2004
	(SEK million, except percentage
	amounts and employee numbers)
Net sales	10,408	9,623
Operating income, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments)	1,739	1,521
Operating margin excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), %(1)	16.7	15.8
Net assets(2)	4,626	3,905
Return on net assets, %(3)	38.4	36.4
Capital expenditure	334	393
Average number of employees	5,626	5,616

(1)	Defined as operating income excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments) expressed as a percentage of net sales.

(2)	Defined as total assets exclusive of liquid funds, interest bearing financial receivables, as well as non-interesting-bearing liabilities and excluding items affecting comparability.

(3)	Defined as operating income as a percentage of average net assets, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments).
     Consumer Outdoor Products
     Demand for consumer outdoor products in North America in 2005 was lower than in the previous year. Group sales in dollars were unchanged. Operating income excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments) declined considerably for both the full year and the fourth quarter as a result of a less favorable product mix, higher costs for materials and reduction of inventories.
     Demand for consumer outdoor products in Europe in 2005 is estimated to have shown a healthy growth. The Group’s European operation showed good sales growth. Operating income excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments) rose strongly for the full year as a result of higher volumes, an improved product mix and higher sales of products imported from the Group’s US operation.
     Professional Outdoor Products
     Group sales of commercial chainsaws showed strong growth during the year. Sales of professional garden equipment rose as compared to 2004. Sales of diamond tools and power cutters increased somewhat, mainly due to higher demand in North America.
     Professional Outdoor Products as a whole showed continued growth in both sales and operating income excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), as a result of higher sales volumes and an improved product mix.
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
Liquid Funds
     Liquid funds as defined by the Group consist of cash on hand, bank deposits, prepaid interest expense and accrued interest income and other short-term investments, of which the majority has original maturity of three months or less. The book value of liquid funds is approximately equal to fair value. The Group’s goal is to ensure that the level of liquid funds, including an unused revolving credit facility of EUR 500m, corresponds to at least 2.5% of annualized net sales. This means that liquid funds less short-term borrowings shall exceed zero, taking into account fluctuations referring to acquisitions, divestments and seasonal variations. Liquid funds at year-end amounted to SEK 5,940m (8,702). This corresponds to 4.4% (7.7) of annualized net sales for the year. The net liquidity is calculated by deducting short-term loans from liquid funds. Long-term borrowings maturing within 12 months are included in short-term loans.
     The table below presents the key data of liquid funds.
Liquidity Profile

	2005	2004

Investments with maturities over three months	623	265
Cash and cash equivalents	4,420	7,675
Fair-value derivative assets included in short-term investments	539	762
Prepaid interest expense/accrued interest income	358	—

Liquid funds	5,940	8,702
% of annualized net sales(1)	7.9	7.7

Net liquidity	2,283	2,799
Fixed interest term, days	43	61
Effective yield, % (average per annum)	2.4	2.4

(1)	Liquid funds plus a revolving credit facility of EUR 500 million divided by annualized net sales. Annualized net sales means that, in computing key ratios where capital is related to net sales, the net sales are annualized and converted at year-end exchange rates and adjusted for acquired and divested operations.

     For 2005, liquid funds, including an unused revolving credit facility of EUR 500 million, amounted to 7.9% (7.7) of annualized net sales. The net liquidity is calculated by deducting short-term borrowings from liquid funds. From 2005, liquid funds also consist of prepaid interest expense and accrued interest income when calculating net borrowing and net liquidity. In 2005, prepaid interest expense and accrued interest income, reported as part of other operating assets in the balance sheet, amounted to SEK 358 million.
Cash Flow from Operations and Investments
     Cash flow from operations and investments was SEK 713m as compared to SEK 3,224m in 2004. The decrease refers mainly to changes in working capital, particularly accounts receivable and accounts payable. The increase in accounts receivable and inventory is primarily driven by growth in sales. The change in accounts payable is mainly due to a favorable one-time effect in 2004.
     The divestment of the Group’s Indian operation as well as increased capital expenditure also had a negative impact on cash flow from operations and investments.
     Improved cash flow from operations and lower taxes paid had a positive impact on cash flow.
Interest-Bearing Liabilities
     At year-end 2005, the Group’s total interest-bearing liabilities amounted to SEK 8,332m (9,479), of which SEK 5,257m (3,940) referred to long-term loans. Long-term loans with maturities within 12 months, SEK 1,291m (3,896), are reported as short-term loans in the Group’s balance sheet. A significant portion of the outstanding long-term borrowings has been made under the Electrolux global medium term note program. This program allows for borrowings up to EUR 2,000m. As of December 31, 2005, Electrolux utilized approximately EUR 300m (627) of the capacity of the program.
     The majority of total long-term borrowings, SEK 5,661m, is taken up at the parent company level. Electrolux has in 2005 negotiated a committed credit facility of EUR 500m, which can be used as either a long-term or short-term back-up facility. However, Electrolux expects to meet any future requirements for short-term borrowings through bilateral bank facilities and capital-market programs such as commercial paper programs.
     At year-end 2005, the average interest-fixing period for long-term borrowings was 1.4 years (1.3). The calculation of the average interest-fixing period includes the effect of interest-rate derivatives used to manage the interest-rate risk of the debt portfolio. The interest-rate at year-end for the total borrowings was 5.1% (4.9).
     The fair value of the interest-bearing loans was SEK 7,976m. The fair value including swap transactions used to manage the interest-fixing was approximately SEK 7,879m. The loans and the interest rate swaps are valued market-to-market in order to calculate the fair value. When valuating the loans, the Electrolux credit rating is taken into consideration.
     The table below sets out the carrying amount of the Group’s interest-bearing liabilities that are exposed to fixed and floating interest rate risk.

Borrowings
		Interest rate,			Total book value Dec. 31
Issue/maturity date	Description of loan	%	Currency	Nominal value	2005	2004
				(in millions)	(in millions)
Bond loans fixed rate(1)
2005-2010	SEK MTN Program	3.650	SEK	500	499	—
2005-2009	SEK MTN Program	3.400	SEK	500	499	—
2001-2008	Global MTN Program	6.000	EUR	268	2,617	2,400
2001-2008	Global MTN Program	6.000	EUR	32	301	288
1998-2008	SEK MTN Program	4.600	SEK	85	85	85
Bond loans floating rate
1997-2027	Industrial Development
	Revenue Bonds	Floating	USD	10	79	66

Total bond loans					4,080	2,839

Other long-term loans
	Fixed rate loans in Germany	7.800	EUR	44	417	406
1998-2013	Long-term bank loans in Sweden	Floating	SEK	163	163	186

Borrowings
		Interest rate,			Total book value Dec. 31
Issue/maturity date	Description of loan	%	Currency	Nominal value	2005	2004
				(in millions)	(in millions)
2005-2010	Long-term bank loans in Sweden	Floating	EUR	20	192	—
2001-2006	Long-term bank loans in Sweden	Floating	USD	46	—	304
	Other fixed rate loans				117	51
	Other floating rate loans				288	154

Total other long-term loans					1,177	1,101

Total long-term loans					5,257	3,940

Short-term part of long-term loans(2)
2005-2006	SEK MTN Program	1.742	SEK	350	350	—
2005-2006	SEK MTN Program	1.742	SEK	150	150	—
2005-2006	SEK MTN Program	1.908	SEK	400	400	—
2001-2006	Long-term bank loan in Sweden	Floating	USD	46	365	—
2000-2005	Global MTN Program	6.125	EUR	300	—	2,695
2001-2005	SEK MTN Program	5.300	SEK	200	—	200
1998-2005	Global MTN Program	Floating	USD	25	—	165
	Other long-term loans				26	836
Other short-term loans
	Short-term bank loans in Brazil	Floating	BRL	122	415	283
	Short-term bank loans in Brazil	Floating	USD	135	458	322
	Short-term bank loan in China	5.500	CNY	349	344	382
	Bank borrowings and commercial papers				567	656

Total short-term loans					3,075	5,539

Total interest-bearing liabilities					8,332	9,479

Fair value of derivative liabilities					384	364
Accrued interest and prepaid income					198	—

Total					8,914	9,843

(1)	The interest-rate fixing profile of the loans has been adjusted from fixed to floating with interest-rate swaps.

(2)	Long-term loans with maturities within 12 months are classified as short-term loans in the Group’s balance sheet.
     The average maturity of the Group’s long-term borrowings (including long-term loans with maturities within 12 months) was 2.8 years (2.2), at the end of 2005. A net total of SEK 2,531m in loans, originating essentially from long-term loans, matured, or were amortized. Short-term loans pertain primarily to countries with capital restrictions. The table below presents the repayment schedule of long-term borrowings.

Repayment schedule of long-term borrowings, as at December 31, 2005
	2006	2007	2008	2009	2010	2011-	Total

Debenture and bond loans	—	—	3,003	499	499	79	4,080
Bank and other loans	—	236	8	20	232	681	1,177
Short-term part of long-term loans	1,291	—	—	—	—	—	1,291

Total	1,291	236	3,011	519	731	760	6,548
     Electrolux has Investment Grade ratings from Moody’s and Standard & Poor’s. The long-term ratings from both rating institutions remained unchanged during the year, but Moody’s changed the outlook from Stable to Negative.

Short-term debt,
Rating Agency	Long-term debt	Outlook	Short-term debt	Sweden
Moody’s	Baa1	Negative	P-2
Standard & Poor’s	BBB+	Stable	A-2	K-1

Working Capital
     Working capital at year-end amounted to SEK -31m (-383), corresponding to 0.0% (-0.3) of annualized net sales. Inventories amounted to SEK 18,606m (15,742) at year-end, and accounts receivable to SEK 24,269m (20,627), corresponding to 13.9% (13.9) and 18.1% (18.2) of annualized net sales, respectively. Accounts payable amounted to SEK 18,798m (16,550), corresponding to 14.0% (14.6) of annualized net sales. The change in working capital is mainly driven by growth in sales and higher provisions for restructuring as well as changes in exchange rates.

Working capital
SEKm	Dec. 31, 2005	Dec. 31, 2004

Inventories	18,606	15,742
Accounts receivable	24,269	20,627
Accounts payable	-18,798	-16,550
Provisions	-15,609	-12,760
Prepaid and accrued income and expenses	-7,762	-6,874
Tax and other assets and liabilities	-737	-568

Working capital	-31	-383
% of annualized net sales	0.0	-0.3

Capital Expenditure
     Capital expenditure in property, plant and equipment in 2005 increased to SEK 4,765m (4,515), of which SEK 260m (297) referred to Sweden. Capital expenditure corresponded to 3.7% (3.7) of net sales. The increase in comparison with the previous year referred to Indoor Products and investments in new plants within appliances in Europe and a new product platform within consumer outdoor products in North America.
     Approximately 35% of total capital expenditure in 2005 referred to new products. Major projects included development of new products within the washing and cooking product areas in North America and cooking products in Europe. Another major project was the finalizing of a new platform for tractors within consumer outdoor products in North America. Approximately 20% of total capital expenditure referred to expansion of capacity and new plants related mainly to relocation. The major share referred to investments in new plants in Europe and North America. About 20% referred to rationalization and replacement of existing production equipment.

Capital expenditure, by business area
SEKm, unless otherwise stated	2005	2004

Indoor Products
Europe	1,872	1,561
% of net sales	4.3	3.7
North America	1,108	1,439
% of net sales	3.2	4.7
Latin America	167	119
% of net sales	2.9	2.7
Asia/Pacific	328	319
% of net sales	3.5	3.5
Professional Products	156	144
% of net sales	2.3	2.2

Other Products
Consumer Products	777	517
% of net sales	4.2	2.9
Professional Products	334	393
% of net sales	3.2	4.1
Other	23	23

Total	4,765	4,515
% of net sales	3.7	3.7

     Electrolux is currently investing in new, efficient plants in low-cost countries and in new products. Therefore, Group capital expenditure is expected to remain substantially unchanged from the current level of approximately SEK 4.8 billion (SEK 3.6 billion for indoor products in 2005). Electrolux has funded, and expect to continue funding, such capital investment from cash generated from our business operations.
C. Research and Development, Patents and Licenses, etc
     Costs for Research and Development in 2005, including capitalization of SEK 489m (486), amounted to SEK 2,187m (2,052), corresponding to 1.7% (1.7) of net sales. R&D projects during the year referred mainly to new products and design projects within appliances, including development of new platforms. Major projects included new products within cookers and washing machines in Europe and North America.
D. Trend Information
     Market demand for appliances in 2006 is expected to show some growth in both Europe and North America as compared to 2005. Efforts to strengthen the Group’s competitive position through investments in product development and in building the Electrolux brand will continue. Operating income for the Electrolux Indoor operations in 2006 is expected to be somewhat higher than in 2005, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments).
E. Off-Balance Sheet Arrangements
     Electrolux is party to only a limited amount of off-balance sheet arrangements. As of December 31, 2005, the aggregate amount of Electrolux off-balance sheet arrangements was approximately SEK 1,302 million. The principal component of these arrangements are guarantees in the amount of SEK 553 million issued on behalf of third parties, and receivables sold with recourse, in an aggregate amount of SEK 749 million. Electrolux has, jointly with the state-owned company AB Swedecarrier, issued letters of support for loans and leasing agreements totaling SEK 1,400 million in the associated company Nordwaggon AB.
     These off-balance sheet arrangements do not, and are not reasonably likely to have, a current or future effect on Electrolux financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to Electrolux shareholders.
F. Aggregate Contractual Obligations
     Future obligations and commitments to make future payments under contracts are as follows:

Future payment obligations[1]	Total	2006	2007-2008	2009-2010	2011-
			(SEK million)
Long-Term Debt	6,548	1,291	3,247	1,250	760
Capital Lease Obligations	110	18	26	19	47
Operating Leases	3,612	976	1,220	731	685

Total	10,270	2,285	4,493	2,000	1,492

(1)	As Electrolux’s interest-bearing liabilities on its long-term debt have been swapped from fixed to floating rates pursuant to certain interest-rate swap agreements, it is not possible to present required interest payment obligations. See Note 17 to the consolidated financial statements.
     Other commercial commitments as at December 31, 2005 include guarantees and other commitments, as disclosed in Note 24 of the consolidated financial statements, in the amount of SEK 1,302 million. Guarantees for fulfillment of contractual undertakings are provided in the ordinary course of business. Commitments for the purchase of goods and services do not exceed the projected requirements of use in the normal course of business.

Critical Accounting Policies and Estimates
     Use of estimates
     Management of the Group has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.
     The discussion and analysis of our results of operations and financial condition are based on our consolidated financial statements, which have been prepared in accordance with IFRS, as adopted by the EU. The preparation of these financial statements requires management to apply certain accounting methods and policies that may be based on difficult, complex or subjective judgments by management or on estimates based on experience and assumptions determined to be reasonable and realistic based on the related circumstances. The application of these estimates and assumptions affects the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of net sales and expenses during the reporting period. Actual results may differ from these estimates under different assumptions or conditions. Electrolux has summarized below the accounting policies that require more subjective judgment of the management in making assumptions or estimates regarding the effects of matters that are inherently uncertain.
     Asset impairment
     All long-lived assets, including goodwill, are evaluated for impairment yearly or whenever events or changes in circumstances indicate that, the carrying amount of an asset may not be recoverable. An impaired asset is written down to its recoverable amount based on the best information available. Different methods have been used for this evaluation, depending on the availability of information. When available, market value has been used and impairment charges have been recorded when this information indicated that the carrying amount of an asset was not recoverable. In the majority of cases, however, market value has not been available, and the fair value has been estimated by using the discounted cash flow method based on expected future results. Differences in the estimation of expected future results and the discount rates used could have resulted in different asset valuations.
     Long-lived assets are depreciated on a straight-line basis over their estimated useful lives. Useful lives for property, plant and equipment are estimated between 10-40 years for buildings, 3-15 years for machinery and technical installations and 3-10 years for other equipment. The net book value for property, plant and equipment in 2005 amounted to SEK 18,622 million. The net book value for goodwill at year-end amounted to SEK 3,872 million. Management regularly reassesses the useful life of all significant assets. Management believes that any reasonably possible change in the key assumptions on which the asset’s recoverable amounts are based would not cause their carrying amounts to exceed their recoverable amounts.
     Deferred taxes
     In the preparation of the financial statements, Electrolux estimates the income taxes in each of the taxing jurisdictions in which the Group operates as well as any deferred taxes based on temporary differences. Deferred tax assets relating mainly to tax loss carry-forwards and temporary differences are recognized in those cases when future taxable income is expected to permit the recovery of those tax assets. Changes in assumptions in the projection of future taxable income as well as changes in tax rates could result in significant differences in the valuation of deferred taxes. As of December 31, 2005, Electrolux had a net amount of SEK 1,533 million recognized as deferred taxes. The Group had tax loss carry-forwards and other deductible temporary differences of SEK 4,854 million, which have not been included in computation of deferred tax assets.
     Trade receivables
     Receivables are reported net of allowances for doubtful receivables. The net value reflects the amounts that are expected to be collected, based on circumstances known at the balance sheet date. Changes in circumstances such as higher than expected defaults or changes in the financial situation of a significant customer could lead to significantly different valuations. At year-end, trade receivables, net of provisions for doubtful accounts, amounted to SEK 24,269 million. The total provision for bad debts at year-end was SEK 683 million.
     Pensions and other post-employment benefits
     Electrolux sponsors defined benefit pension plans for some of its employees in certain countries. The pension calculations are based on assumptions about expected return on assets, discount rates and future salary increases. Changes in assumptions affect directly the service cost, interest cost and expected return on assets components of the expense. Gains and losses which result when actual returns on assets differ from expected returns, and when actuarial liabilities are adjusted due to experienced changes in assumptions, are subject to amortization over the expected average remaining working life of the employees using the corridor approach. Expected return on assets used in 2005 was 6.4% based on historical results. A reduction by 1% would have increased the net pension cost in 2005 by approximately SEK 120 million. The discount rate used to estimate liabilities at the end of 2004 and the calculation of expenses during 2005 was 4.6%. A decrease of such rate by 0.5% would have increased the service cost component of expense by approximately SEK 120 million.
     Restructuring
     Restructuring charges include required write-downs of assets and other non-cash items, as well as estimated costs for personnel reductions. The charges are calculated based on detailed plans for activities that are expected to improve the Group’s cost structure and productivity. The restructuring activities are planned based on certain expectations about future capacity needs and different expectations would have resulted in materially different charges. The restructuring programs announced during 2005 had a total charge against operating income of SEK 2,601 million.
     Warranties
     As it is customary in the industry in which Electrolux operates, many of the products sold are covered by an original warranty, which is included in the price and which extends for a predetermined period of time. Reserves for this original warranty are estimated based on historical data regarding service rates, cost of repairs, etc. Additional reserves are created to cover goodwill warranty and extended warranty. While changes in these assumptions would result in different valuations, such changes are unlikely to have a material impact on the Group’s results or financial situation. As of December 31, 2005, Electrolux had a provision for warranty commitments amounting to SEK 1,832 million.
     Accrued expenses — Long Term Incentive Programs
     Electrolux records a provision for the expected employer contributions (social security charges) arising when the employees exercise their options under the 2000-2003 Employee Option Programs or receive shares under the 2004-2005 Performance Share Programs. Employer contributions are paid based on the benefit obtained by the employee when exercising the options or receiving shares. The establishment of the provision requires the estimation of the expected future benefit to the employees. Electrolux bases these calculations on a valuation made using the Black & Scholes model, which requires a number of estimates that are inherently uncertain. The uncertainty is due to the unknown share price at the time of payment for option and performance share programs.
     Provision for future waste under the WEEE Directive
     Provisions are made for all products sold in the countries where the WEEE (Waste Electrical and Electronic Equipment) Directive has been enforced. Please refer to pages 23-24 for a further description of the Directive and its effect on Electrolux. The provisions are based on assumptions on future recycling costs, future collection rates, etc. These assumptions are inherently uncertain since they apply to the situation many years into the future and since the WEEE Directive was enforced as from August 2005, which means that the Group has only limited experience of the effects.
     Changes in Financial Reporting and Accounting Policies
     As of January 1, 2005, Electrolux has complied with International Financial Reporting Standards (IFRS), also known as IAS, in accordance with the European Union regulation. From January 1, 2005,

Electrolux’s consolidated financial statements have been prepared in accordance with IFRS. Electrolux restated its financial statements from January 1, 2004 to IFRS. See Note 30 to the consolidated financial statements. In addition, consolidated net income and stockholders’ equity are reported as reconciled to U.S. GAAP. IFRS as applied by the Company differs in certain significant respects from U.S. GAAP. For a discussion of the significant differences between IFRS and U.S. GAAP affecting Electrolux’s consolidated financials statements and a reconciliation to U.S. GAAP of consolidated stockholders’ equity and consolidated net income as of and for the years ended December 31, 2005 and 2004, see Note 29 to the consolidated financial statements. As a result of Electrolux’s transition to IFRS reporting, certain amendments have been made to the adjustments recorded in its reconciliation of net income and equity under U.S. GAAP for the financial year 2004, principally relating to share based compensation, goodwill and intangible assets.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Board of Directors
     The Articles of Association of Electrolux stipulate that the Board of Directors shall consist of not less than five and no more than fifteen Directors, with not more than ten Deputy Directors (serving as alternates to the Directors), elected each year by the shareholders at the Annual General Meeting of the Company. Additionally, under Swedish law, employees have the right to appoint three additional Directors (and their Deputies).
     After the Annual General Meeting on April 24, 2006, there were ten Directors and three Deputy Directors on the Board of Directors. The Directors and the Deputy Directors, and their respective shareholdings as of March 31, 2006, were as follows:

Names	Position and Background
Michael Treschow	Chairman. Born 1943, M. Eng. Elected 1997. Chairman of the Electrolux Remuneration Committee. Board Chairman of Telefonaktiebolaget LM Ericsson and the Confederation of Swedish Enterprise. Board Member of ABB Ltd. Previous positions: President and CEO of AB Electrolux, 1997-2002. President and CEO of Atlas Copco AB, 1991-1997.
Holdings in AB Electrolux: 35,000 B-shares, 60,000 options.

Ola Bertilsson	Born 1955. Representative of the Swedish Confederation of Trade Unions. Deputy member. Elected 2002. Holdings in AB Electrolux: 0 shares.

Malin Björnberg	Born 1959. Representative of the Federation of Salaried Employees in Industry and Services. Elected 2005. Holdings in AB Electrolux: 100 B-shares.

Gunilla Brandt	Born 1953. Representative of the Federation of Salaried Employees in Industry and Services. Deputy member. Elected 2004. Holdings in AB Electrolux: 0 shares.

Peggy Bruzelius	Deputy Chairman. Born 1949, M.Econ., Hon. Doc. In Econ. Elected 1996. Chairman of the Electrolux Audit Committee. Board Chairman of Lancelot Asset Management AB. Board Member of Axfood AB, Industry and Commerce Stock Exchange Committee, Axel Johnson AB, Ratos AB, Scania AB, Husqvarna AB, Syngenta AG, Body Shop International Plc and The Association of the Stockholm School of Economics. Previous positions: Executive Vice President of SEB, Skandinaviska Enskilda Banken AB, 1997-1998. President and CEO of ABB Financial Services AB, 1991-1997.
Holdings in AB Electrolux: 5,000 B-shares.

Ulf Carlsson	Born 1958. Representative of the Swedish Confederation of Trade Unions. Elected 2001. Holdings in AB Electrolux: 0 shares.

Louis R Hughes	Born 1949, B.S., Mech. Eng., Harvard M.B.A. Member of the Electrolux Remuneration Committee. Elected 2005. President and CEO of GBS Laboratories, Virginia, USA. Non-executive Chairman of Maxager Technology, California, USA. Board Member of British Telecom Plc, Sulzer AG and ABB Ltd. Board Member of AB Electrolux 1996 until September 2004, when he was appointed Chief of Staff for a group of senior US government advisors to the Afghanistan government. Previous positions: Executive Vice President of General Motors Corporation, Detroit, USA, 1992-2000.
Holdings in AB Electrolux: 950 ADRs.

Names	Position and Background
Bengt Liwång	Born 1945. Representative of the Federation of Salaried Employees in Industry and Services. Deputy member. Elected 2005. Holdings in AB Electrolux: 0 shares.

Annika Ögren	Born 1965. Representative of the Swedish Confederation of Trade Unions. Elected 2003. Holdings in AB Electrolux: 0 shares.

Hans Stråberg	President and CEO
Born 1957, M. Eng. Elected 2002. President and CEO of Electrolux since 2002. Board Member of The Association of Swedish Engineering Industries Board and AB Ph. Nederman & Co. Previous positions: Joined Electrolux in 1983. Held various management positions in the Group until appointed President and CEO in 2002.
Holdings in AB Electrolux: 13,944 B-shares, 150,000 options.

Caroline Sundewall	Born 1958. M.B.A. Elected 2005. Member of the Electrolux Audit Committee. Independent Business consultant since 2001. Board Member of FöreningsSparbanken AB, TeliaSonera AB, Haldex AB, Strålfors AB, Lifco AB and The Association of Exchange-listed Companies. Previous positions:
Business commentator at Finanstidningen, 1999-2001, Managing editor of the business desk section at Sydsvenska Dagbladet, 1992-1999, and Business controller at Ratos AB, 1989-1992.
Holdings in AB Electrolux: 1000 shares.

Barbara Milian Thoralfsson	Born 1959, M.B.A., B.A. Elected 2003. Member of the Electrolux Audit Committee. Director of Fleming Invest AS, Oslo, Norway, since 2005. Board Chairman of SATS AB. Board Member of SCA AB, Fleming Invest AS, Stokke AS, Rieber & Søn ASA, Norfolier AS, Tandberg ASA and Storebrand ASA. Previous positions: President of TeliaSonera Norway, Oslo, 2001-2005. President of Midelfart & Co, Norway, 1995-2001, and on various positions within marketing and sales, 1988-1995. Holdings in AB Electrolux: 0 shares. Related party: 1,000 B-shares

Marcus Wallenberg	Born 1956, B.Sc Elected 2005. Member of the Electrolux Remuneration Committee. Chairman of SEB, Skandinaviska Enskilda Banken. Deputy Chairman of Telefonaktiebolaget LM Ericsson, Saab AB and ICC (International Chamber of Commerce). Board Member of AstraZeneca Plc, Stora Enso Oyj and Knut and Alice Wallenberg Foundation. Previous positions: President and CEO of Investor AB, 1999-2005. Executive Vice President of Investor AB, 1993-1999.
Holdings in AB Electrolux: 10,000 B-shares. Related party: 1,500 B-shares.
Changes in the Board in 2005
     Prior to the election of new Board members at the Annual General Meeting on April 20, 2005, Thomas Halvorsen declined renomination, after having served on the Board since 1996. Ten Board members were elected at this AGM. Tom Johnstone, Caroline Sundewall, Marcus Wallenberg and Louis R. Hughes were elected as new Board members. Louis R. Hughes returned to the Board after leaving it in 2004, when he was appointed Chief of Staff for a group of advisors to the Afghanistan government. In addition, the AGM elected Michael Treschow as Chairman of the Board.
     The meeting for formal constitution of the Board re-elected Peggy Bruzelius as Deputy Chairman. In the Audit Committee, Caroline Sundewall replaced Thomas Halvorsen.
Changes in the Board in 2006
     At the AGM on April 24, 2006, seven of the present Board members were re-elected and three members of the 2005 Board declined renomination. Tom Johnstone left after having served the Board for one year, Aina Nilsson Ström left after two years and Karel Vuursteen after seven years. No new Board members were elected. Michael Treschow was re-elected as Chairman of the Board.
     The meeting for formal constitution of the Board re-elected Peggy Bruzelius as Deputy Chairman.
     Secretary of the Board of Directors

Cecilia Vieweg	Born 1955, B. of Law. General Counsel of AB Electrolux. Secretary of the Board since 1999. Holdings in AB Electrolux: 0 shares, 60,000 options.
     Auditors

Peter Clemedtson	PricewaterhouseCoopers AB. Born 1956. Authorized Public Accountant. Partner in Charge. Other audit assignments include Ericsson, KMT, Medivir, OMX, SEB and SinterCast. Holdings in AB Electrolux: 0 shares.

Anders Lundin	PricewaterhouseCoopers AB. Born 1956. Authorized Public Accountant. Other audit assignments include Aarhus-Karlshamn, ASSA ABLOY, Axis, Bong Ljungdahl, Industrivärden and SäkI. Holdings in AB Electrolux: 0 shares.
Senior Management
     Group Management and Company Structure
     As of 2005, the Group’s external reporting structure comprises Indoor Products and Outdoor Products, instead of the previous Consumer Durables and Professional Products. In addition, the number of business sectors was reduced from seven to six, as responsibility for major appliances outside Europe and North America has been divided. There is now a single sector for Major Appliances in North and Latin America and another for Major Appliances in Europe, Asia, Africa and Oceania. The operations and management of the Electrolux Group are set forth in the following diagram:

     In addition to the President and CEO, Group Management includes the five sector heads and the four Group staff heads. The President and CEO is responsible for ongoing management of the Group in accordance with the Board’s guidelines and instructions. Group Management holds monthly meetings to review the previous month’s results, update forecasts and plans, and discuss strategic issues.
     The sector heads have complete responsibility for the results and balance sheets of their respective sectors. The overall management of the sectors is the responsibility of sector boards, which meet quarterly. The President and CEO is the chairman of all sector boards. The sector board meetings are attended by the President and CEO, the management of the respective sectors and the Chief Financial Officer (CFO). The sector boards are responsible for monitoring on-going operations, establishing strategies, determining sector budgets and making decisions on major investments. The product line managers are responsible for the profitability and long-term development of their product lines.
     The senior management of the Company as of December 31, 2005, the year they were appointed and their respective shareholdings as of March 31, 2006 are as follows:

Names	Position and Background
Hans Stråberg	President and CEO. Born 1957. M. Eng. In Group Management since 1998. Joined Electrolux in 1983. Head of product area Dishwashers and Washing Machines, 1987. Head of product division Floor Care Products, Västervik. 1992. Executive Vice-President of Frigidaire Home Products, USA, 1995. Head of Floor Care Products and Small Appliances and Executive Vice-President of AB Electrolux, 1998. Chief Operating Officer of Electrolux, 2001. President and CEO of Electrolux, 2002. Board Member of The Association of Swedish Engineering Industries Board and AB Ph. Nederman & Co.
Holdings in AB Electrolux: 13,944 B shares, 150,000 options.

Bengt Andersson(1)	Head of Outdoor Products. Born 1944, Mech. Eng. In Group Management since 1997. Production Engineer of Facit AB, 1966-1975. Joined Electrolux in 1973. Sector Manager of Facit-Addo, 1976, Technical Director of Electrolux Motor, 1980, Product-line Manager of Outdoor Products North America, 1987, Product-line Manager of Forest and Garden Equipment, 1991, and Flymo, 1996. Head of Professional Outdoor Products and Executive Vice-President of AB Electrolux, 1997. Head of Consumer and Professional Outdoor Products and Senior Executive Vice-President of AB Electrolux, 2002. Board Member of Husqvarna AB and Kabe Husvagnar AE.
Holdings in AB Electrolux: 4,750 B-shares, 10,000 options.

Johan Bygge	Head of Major Appliances Europe and Asia/Pacific. Born 1956, M. Econ. In Group Management since 1997. Deputy Group Controller of Telefonaktiebolaget LM Ericsson, 1983, Head of Cash Management, 1986. Joined Electrolux in 1987 as Group Controller. Chief Financial Officer of AB Electrolux, 1994. Head of Group Controlling, Accounting, Taxes. Auditing, Administration and IT, 1996-2000 as well as Acting Treasurer, 2000. Head of Consumer Outdoor Products outside North America. 2001-2003. and Executive Vice-President of AB Electrolux. 2001. Head of Major Appliances outside Europe and North America and Senior Executive Vice-President of AB Electrolux. 2002. Also Head of Major Appliances Europe as of 2004. Board Member of First Swedish National Pension Fund and The Bank of Sweden Tercentenary Foundation.
Holdings in AB Electrolux: 2,024 B-shares, 90,000 options. Related party: 500 B-shares.

Keith R. McLoughlin	Head of Major Appliances North and Latin America. Born 1956, B.S. Eng. In Group Management since 2003. Held a number of senior management positions with DuPont, 1981-2003, most recently as Vice-President and General Manager of DuPont Non-wovens, 2000-2003, and of DuPont Corian, 1997-2000. Joined Electrolux in 2003 as Head of Major Appliances North America and Executive Vice-President of AB Electrolux. Also Head of Major Appliances Latin America as of 2004.
Holdings in AB Electrolux: 0 shares, 10,000 options.

Names	Position and Background
Detlef Münchow	Head of Professional Indoor Products. Born 1952, M.B.A., PhD Econ. In Group Management since 1999. Member of senior management in consulting firms Knight Wendling/Wegenstein AG, 1980-1989, and GMO AG, 1989-1992. FAG Bearings AG, 1993-1998, as Chief Operating Officer in FAG Bearings Corporation, USA. Joined Electrolux in 1999 as Head of Professional Indoor Products and Executive Vice-President of AB Electrolux.
Holdings in AB Electrolux: 0 shares, 90,000 options.

Magnus Yngen	Head of Floor Care and Small Appliances. Born 1958, M. Eng. Lic.Tech. In Group Management since 2002. Held several international sales and marketing positions, 1988-1995. Joined Electrolux in 1995 as Technical Director within the direct sales operation LUX. Head of Floor Care International operations, 1999. Head of Floor Care Europe operations, 2001. Head of Floor Care and Small Appliances and Executive Vice-President of AB Electrolux, 2002. Board Member of Doro AB.
Holdings in AB Electrolux: 0 shares, 75,000 options.

Lars Göran Johansson	Head of Group Staff Communications and Branding. Born 1954, M. Econ. In Group Management since 1997. Account Executive of KREAB Communications Consultancy, 1978-1984, President, 1985-1991. Headed the Swedish “Yes to EU Foundation campaign” for the referendum that determined Sweden’s membership in the EU, 1994. Joined Electrolux as Senior Vice-President of Communication and Public Affairs, 1995.
Holdings in AB Electrolux: 500 B-shares, 75,000 options.

Fredrik Rystedt	Chief Financial Officer. Born 1963, M. Econ. In Group Management since 2001. Joined Electrolux Treasury Department, 1989. Subsequently held several positions within the Group’s financial operations. Head of Mergers and Acquisitions, 1996. Joined Sapa AB in 1998 as Head of Business Development, Chief Financial Officer, 2000. Rejoined Electrolux in 2001 as Chief Administrative Officer, responsible for Controlling, Accounting, Taxes and Auditing. In 2004, appointed Chief Financial Officer and responsible also for Group Treasury and in 2005 for IT.
Holdings in AB Electrolux: 0 shares, 90,000 options.

Cecilia Vieweg	Head of Group Staff Legal Affairs. Born 1955, B. of Law. In Group Management since 1999. Attorney with Berglund & Co. Advokatbyrå Gothenburg, 1987-1990. Corporate Legal Counsel of AB Volvo, 1990-1992. General Counsel of Volvo Car Corporation, 1992-1997. Attorney and partner in Wahlin Advokatbyrå., Gothenburg, 1998. Joined Electrolux in 1999 as General Counsel. Board member of Haldex AB.
Holdings in AB Electrolux: 0 shares, 60,000 options.

Harry de Vos	Head of Group Staff Human Resources and Organizational Development. Born 1956, Process Eng, post-doc Training Management. In Group Management since 2005. Held various positions within General Electric, 1978-2001. Latest position as Human Resource Director for GE Plastics Europe, 1999-2001. Joined Electrolux in 2002 as head of Human Resources and Organization within Major Appliances Europe. Head of Group Staff Human Resources and Organizational Development 2005. Holdings in AB Electrolux: 0 shares, 30,000 options.

(1)	Bengt Andersson, Head of Outdoor Products, has been appointed President and CEO of Husqvarna AB.
     Changes to Group Management in 2005
     Harry de Vos joined Group Management as Head of Group Staff Human Resources and Organizational Development.
     Changes to Group Management in 2006
     No changes as of May 1, 2006.
B. Compensation
Remuneration to Board members
     Remuneration to Board members is authorized by the AGM and distributed by the Board to members who are not employed by the Group. Information on remuneration to Board members is given in the table below. Remuneration to the President and CEO is proposed by the Remuneration Committee. Board members who are not employed by Electrolux do not participate in the Group’s long-term incentive programs, nor in any outstanding share or share price incentive schemes.
     The following table sets forth remuneration to Board members in 2006:

			Director	Audit	Remuneration	Remuneration
The Board of Directors(1)	Age	Nationality	since	Committee	Committee	in SEK(2)
Michael Treschow
Chairman	62	SWE	1997		× (3)	1,600,000
Peggy Bruzelius
Deputy Chairman	56	SWE	1996	× (3)		675,000
Louis R. Hughes	56	US	2004			487,500
Hans Stråberg
President and CEO	48	SWE	2002			—
Barbara Milian Thoralfsson	46	US	2003	×		512,500
Caroline Sundewall	47	SWE	2005	×		512,500
Marcus Wallenberg	49	SWE	2005			487,500
Ulf Carlsson
Employee representative	47	SWE	2001			—
Annika Őgren
Employee representative	40	SWE	2003			—
Malin Bjőrnberg
Employee representative	46	SWE	2005			—
Total	—	—	—	—	—	4,275,000

(1)	With the exception of the President and CEO, the members of the Board are not Group executives.

(2)	In April 2005, the AGM authorized remuneration to the Board of Directors in the amount of SEK 4,275,000 for the period up to the next AGM in April 2007. Distribution of the remuneration is decided by the AGM with the exception of the remuneration for committee work, which is decided by the Board. The Chairman and the members of the Remuneration Committee receive SEK 100,000 and SEK 50,000, respectively. The Chairman and the members of the Audit Committee receive SEK 175,000 and SEK 75,000, respectively.

(3)	Chairman.
Remuneration to Group Management
     Remuneration to the President and CEO and Group Management is proposed by the Remuneration Committee and decided upon by the Board, and comprises fixed salary, variable salary in the form of a short-term incentive based on annual performance targets, long-term incentives, and benefits such as pensions and insurance. The general principles for remuneration within Electrolux are based on the position held, individual and team performance, and competitive remuneration in the country of employment.
     Variable salary is paid according to performance. Variable salary for the President and CEO is determined by achievement of financial targets. Variably salary for sector heads is determined by the achievement of both financial and non-financial targets. Value created is the most important financial indicator. For 2005, the non-financial targets focused on product innovation, brand familiarity and succession planning.
     Group staff heads receive variable salary based on the value created for the Group as well as achievement of performance targets within their respective functions. For more information on value creation, see “Item 5A — Operating and Financial Review and Prospects — Operating Results — Value Creation”.
     Electrolux long-term incentive programs include performance-based share programs and employee stock-option programs, which are designed to align management incentives with shareholder interests. In 2005, the AGM approved a performance-related long-term share program, the Share Program 2005, based on the same parameters as the Share Program 2004. The program is based on value created over a three-year period.

     The following table sets forth remuneration to Group Management in 2005.

		Other members of
‘000 SEK	President and CEO	Group Management(1)	Total
Fixed salary	8,447	33,228	41,675
Variable salary	6,594	25,821	32,415
Pension cost	5,001	21,425	26,426
Long-term incentive(2)	2,400	10,800	13,200
Total	22,442	91,274	113,716

(1)	Other members of Group Management included 9 persons.

(2)	Target value of Share Program 2005.
     For a discussion of the compensation paid to Electrolux’s board of directors and members of its Group management for the year ended December 31, 2005, please see Note 26 to the consolidated financial statements. For information on provisions for pensions and similar commitments, please see Note 21 to the consolidated financial statements.
C. Board Practices
The Board’s work in 2005
     During the year, the Board held seven scheduled and three extraordinary meetings. Six of the scheduled meetings were held in Sweden and one in China. In connection with the latter meeting the Board visited suppliers and dealers as well as the headquarters in Shanghai and the plant for washing machines and refrigerators in Changsha. The extraordinary meetings were held in order to make decisions on issues that could not await the next scheduled meeting.
     Each scheduled Board meeting includes a review of the Group’s results and financial position as well as the outlook for the next quarter, which is presented by the President. The meeting also deals with investments and the establishment of new operations as well as acquisitions and divestments. The Board decides on all investments that exceed SEK 50m, and receives reports on all investments between SEK 10m and SEK 50m. Normally, a head of a sector also presents a current strategic issue for the sector at the meeting.
     Important issues dealt with by the Board in 2005 included the spin-off of the Group’s operation in Outdoor Products, the decision to close the plant for washing machines and dishwashers in Nuremberg, Germany, and additional restructuring within white goods and outdoor products in Europe as well as the divestment of the Group’s appliance operation in India.
     The Group’s auditors participated in the Board meeting in February 2005, where the Annual Report for 2004 was approved, and in the meeting in October 2005, in connection with the Board’s review of the third-quarter report.
     All Board meetings during the year followed an approved agenda, which together with documentation for each item was sent to all Board members. Cecilia Vieweg, Head of Group Staff Legal Affairs, was the secretary at all Board meetings.
     Committees
     The Board has established a Remuneration Committee and an Audit Committee. The Board has also decided that issues can be referred to ad hoc committees that deal with specific matters.
     The main tasks of the committees are preparatory and advisory. In addition, the Board may delegate decision-making powers on specific issues.

     Remuneration Committee
     The main task of the Remuneration Committee is to propose principles for remuneration to members of Group management. The Remuneration Committee makes proposals to the Board of Directors regarding targets for variable compensation, the relationship between fixed and variable salary, changes in fixed or variable salary, criteria for assessment of variable salary, long-term incentives, pension terms and other benefits.
     In 2005, the Committee comprised three Board members, with Chairman of the Board Michael Treschow as Chairman and Karel Vuursteen and Aina Nilsson Ström as members. At least two meetings are convened annually. Additional meetings are held as needed.
     The Remuneration Committee held three meetings during 2005. In addition to remuneration to the President and Group Management, major issues considered during the year included remuneration in connection with the planned spin-off of the Group’s Outdoor Products operation. Harry de Vos, Head of Human Resources and Organizational Development, participated in the meetings and was responsible for preparations. An external consultant also participated in several of the Committee’s meetings, providing specialist advice on specific remuneration matters.
     After the AGM 2006, Louis R. Hughes and Marcus Wallenberg replaced Karel Vuursteen and Aina Nilsson Ström as members of the Remuneration Committee, and the Committee thereafter comprises Michael Treschow (chairman), Louis R. Hughes and Marcus Wallenberg.
     Audit Committee
     The primary task of the Audit Committee is to assist the Board in overseeing the accounting and financial reporting processes, including the effectiveness of disclosure controls and procedures and the adequacy and effectiveness of internal controls of financial reporting.
     The Audit Committee also assists the Board of Directors in overseeing the audit of the financial statements including related disclosures. This involves pre-approving audit and non-audit services to be provided by the external auditors, reviewing the objectivity and independence of the external auditors, overseeing the work of the external auditors, evaluating the external auditors’ performance and, if necessary, recommending replacement of the external auditors. In addition, the Audit Committee is tasked with supporting the Nomination Committee in preparing proposals to them regarding external auditors and fees. The Audit Committee also reviews the Group’s Internal Audit function, Management Assurance & Special Assignments, in terms of organization, staffing, budget, plans, results, and reports prepared by this function.
     In 2005, the Audit Committee comprised three Board members, with Peggy Bruzelius as Chairman and Barbara Milian Thoralfsson and Caroline Sundewall as members. Caroline Sundewall replaced Thomas Halvorsen after he left the Board in connection with the AGM 2005.
     The external auditors report to the Audit Committee at each ordinary meeting. At least three meetings are held annually. Additional meetings are held as needed.
     In 2005, the Audit Committee held six meetings. Electrolux managers have also had regular contacts with the Committee Chairman between meetings, in specific issues. One of the major issues during the second half of the year was the evaluation of the external auditors and follow-up of their performance in light of selection of external auditors at the AGM 2006. Fredrik Rystedt, CFO, and Anna Ohlsson-Leijon, head of the Internal Audit function, participated in most of the Audit Committee’s meetings. Other Electrolux managers also participated in relation to specific issues, as did the Group’s external auditors. Cecilia Vieweg, Head of Group Staff Legal Affairs, was the secretary at all meetings.
     No change in the composition of the Audit Committee was made after the 2006 AGM.
     Disclosure Committee
     A Disclosure Committee was established by Electrolux at the start of 2005. This Committee contributes to considering the materiality of information relating to Electrolux and ensuring that such information is properly communicated to the market on a timely basis.

     The Disclosure Committee comprises the Head of Group Staff Legal Affairs, the Chief Financial Officer, the Head of Group Staff Communications and Branding, and the Head of Investor Relations and Financial Information.
     Nomination procedure for election of Board members and auditors
     The nomination process for members of the Board of Directors involves appointing a Nomination Committee consisting of the Chairman of the Board and representatives of the four largest shareholders in terms of voting rights. The names of these representatives and the shareholders they represent are announced publicly at least six months before the AGM.
     Selection of the four shareholders is based on the known holdings of voting rights immediately prior to the announcement. If the identity of major shareholders changes in the course of the nomination process, the composition of the Nomination Committee may be changed accordingly.
     The Nomination Committee’s tasks include preparing a proposal for the next AGM regarding the following issues: Chairman of the AGM, Board members, Chairman of the Board and remuneration for Board members, including the Chairman, as well as remuneration for committee work and Nomination Committee for the next accounting year. Shareholders may submit proposals for nominees to the Nomination Committee.
     The Nomination Committee is also entrusted with the task to make proposals for the election of auditors and auditors’ fees, when these matters are to be decided by the following AGM. In preparing these proposals, the Nomination Committee is assisted by the Electrolux Audit Committee, who among other things, informs the Nomination Committee of the results of the evaluation of the audit work, which is performed as a part of this process.
     The committee’s proposal is announced publicly in connection with or prior to the notice of the AGM.
     Nomination Committee for the AGM 2006
     The Nomination Committee for the AGM 2006 represents the four largest shareholders in terms of voting rights as of August 31, 2005. The names of the committee members and the shareholders they represent were announced in a press release on September 23, 2005. No change of the composition of the Nomination Committee was made during the committee’s term of office. Jacob Wallenberg, Chairman of AB Investor, is the Chairman of the Nomination Committee. The other members are Carl Rosén, Second Swedish National Pension Fund, Ramsay J. Brufer, Alecta Mutual Pension Insurance, Kjell Norling, Handelsbanken/SPP Funds, and Michael Treschow, Chairman of AB Electrolux.
     The tasks of the Nomination Committee included preparing a proposal for the AGM 2006 regarding among other things the Board, remuneration to the Board, the auditors, auditors’ fees and the Nomination Committee for the AGM 2007.
     In 2002, the shareholders elected PricewaterhouseCoopers AB as auditors of Electrolux. Pursuant to Swedish law, the election is for a four-year term, until the AGM in 2006. As part of the proposed process of spinning-off the Group’s operation in Outdoor Products to the Electrolux shareholders, the Nomination Committee has also provided recommendations to the Electrolux management that include composition of the Board of this operation. The proposal for the composition of this Board was made public in a press release on January 19, 2006. The Nomination Committee’s remaining proposals as well as a report on how the Nomination Committee has conducted its work was made public in connection with the notice to the AGM, which was published on March 20, 2006.
     Nomination Committee for the AGM 2007
     The AGM in April 2006 decided that the company shall have a Nomination Committee consisting of one representative of each of the four largest shareholders in the company in terms of voting rights, and the Chairman of the Board. The names of the four representatives and the shareholders they represent shall be announced six months prior to the 2007 AGM.

     The Nomination Committee shall prepare proposals for the AGM in 2007 regarding the Chairman of the meeting, the members of the Board of Directors, the chairman of the Board of Directors, directors’ fees, auditors, auditor’s fees and the nomination committee for the AGM in 2008. The AGM also decided that the company shall provide the Nomination Committee with personnel resources and also pay reasonable costs for external consultants that are considered necessary to enable the committee to fulfill its assignment.
D. Employees
     The Group worldwide generally enjoys good relations with its employees and with labor unions. The following tables set forth certain employee data for the past three fiscal years.

Employee Data	2005	2004
Average number of employees worldwide	69,523	72,382
Average number of employees in Sweden	5,907	6,549
Number of employees worldwide at year end	71,557	74,098
Salaries and remuneration (SEK million)	17,033	17,014
Of which in Sweden (SEK million)	1,882	2,028

Change in Average Number of Employees	2005
Average number of employees in 2004	72,382
Number of employees in operations divested in 2005	-786
Restructuring programs	-2,480
Other changes	407
Average number of employees in 2005	69,523
E. Share Ownership
     As of March 31, 2006, the members of the Board and Management as a group owned the equivalent of 0 A-shares, 81,804 B-Shares and 740,000 options to acquire B-Shares.
     Their individual shareholdings are disclosed under “Item 6.A – Directors and Senior Management” above.
Long-term Incentive Programs
     Electrolux has implemented several long-term incentive programs for senior managers. These programs are intended to attract, retain and motivate managers by providing long-term incentives through benefits linked to the Company’s share price. They have been designed to align management incentives with shareholder interest.
     A detailed description of all programs and related costs can be found in Note 26 to the consolidated financial statements.
     2006 Share Programs
     On April 24, 2006, the AGM approved two separate performance-based share programs for 2006, one for the Indoor operation (the Electrolux Share Program) and one for the Outdoor operation (the Husqvarna Share Program). The programs are designed to align the management incentives with shareholder interest.
     The programs are based on value creation achieved during a three year period in the Indoor and Outdoor operations, respectively, and involve the allocation of shares in Electrolux or Husqvarna, respectively, if the value creation targets are achieved or exceeded. The terms of both programs correspond to the Share Programs 2004 and 2005. See Note 21 to the consolidated financial statements for a detailed description of the terms of these programs.

     The programs taken together include not more than 200 participants (160 for the Indoor program and 40 for the Outdoor program), and the sum of the target values that are to be established for all participants in both programs shall not exceed SEK 120 million (SEK 96 million for the Indoor program and SEK 24 million for the Outdoor program). The limitations to not more than 200 participants and not more than SEK 120 million in target values in the aggregate were also applied for the 2004 and 2005 Electrolux programs.
     The total costs for the Electrolux Share Program during a three-year period have been calculated to approximately SEK 120 million, including costs for social security charges and financing costs for repurchased own shares. The costs are estimated not to exceed SEK 185 million. The total costs for the Husqvarna Share Program during a three-year period have been calculated to approximately SEK 29 million. The costs are estimated not to exceed SEK 45 million. The estimated costs for the Husqvarna Share Program can change on account of the share price development for the Husqvarna B-share.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     The following table sets forth, as of March 31, 2006, information with respect to shareholders known by Electrolux to be the beneficial owners of more than five percent of Electrolux’s A-Shares and B-Shares. Electrolux is not aware of any significant changes in percentage ownership held by a major shareholder during the past three years.

Identity of
Person or	Number of	Percentage of	Number of	Percentage of	Percentage of
Company	A-Shares Owned	Total A-Shares[1]	B-Shares Owned	Total B-Shares[1]	Total Voting[1]
Investor AB	8,770,771	92.3%	16,918,100	5.7%	27.5%

Directors and executive officers as a group	0	0%	81,804	0.03%	0.02%

1.	Adjusted for 15,821,239 repurchased shares held by Electrolux as of December 31, 2005.

2.	See “Item 6.A—Directors and Senior Management” for information regarding their individual shareholdings.
     A-Shares are entitled to one vote per share whereas B-Shares are entitled to one-tenth of a vote per share. No shareholder in Electrolux has different voting rights than any other shareholder except as a consequence of holding A-Shares rather than B-Shares.
     As of March 31, 2006, the share capital comprised 9,502,275 A-shares and 299,418,033 B-shares. As of March 31, 2006, 99.8% of the A-Shares and 57.3% of the B-Shares were held by shareholders in Sweden. The total number of shareholders in Sweden as of this date was approximately 57,500. See “Item 9 – The Offer and Listing” for details of shareholdings in the United States.
Investor AB
     Investor AB is a major Swedish industrial holding company that has wide ranging affiliations in the financial community in Sweden. As of December 31, 2005, the major shareholder in Investor AB, the Knut & Alice Wallenberg Foundation, owned 18.6% of the nominal capital, representing 40% of the votes in Investor AB. Electrolux recognizes that both Investor AB and the Knut & Alice Wallenberg Foundation may be deemed to be controlling persons of Electrolux within the meaning of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. Electrolux, however, does not believe that either Investor AB or the Knut & Alice Wallenberg Foundation should be deemed to be controlling persons of Electrolux, despite Investor AB’s direct, and the Knut & Alice Wallenberg Foundation’s indirect, voting rights in Electrolux. Electrolux has had no indication that either Investor AB or the Knut & Alice Wallenberg Foundation has obtained its ownership interest in Electrolux for other than investment purposes. Both Investor AB and the Knut & Alice Wallenberg Foundation are known to have made substantial investments in a number of diverse Swedish companies without seeking to exercise day-to-day control over each particular company.
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
C. Interests of Experts and Counsel
     Not applicable.

ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and other Financial Information
     See “Item 17¯Financial Statements.”
     Legal Proceedings
     Electrolux is subject to a variety of legal proceedings in the ordinary course of business. Among others, the claims include allegations of breach of contract, improper delivery of goods and services, product liability and infringement of intellectual property rights.
     Asbestos Litigation in the US
     Litigation and claims related to asbestos are pending against the Group in the US. Almost all of the cases refer to externally supplied components used in industrial products manufactured by discontinued operations prior to the early 1970s. Many of the cases involve multiple plaintiffs who have made identical allegations against many other defendants who are not part of the Electrolux Group.
     As of December 31, 2005, the Group had a total of 1,082 (842) cases pending, representing approximately 8,400 (approximately 16,200) plaintiffs. During 2005, 802 new cases with approximately 850 plaintiffs were filed and 562 pending cases with approximately 8,600 plaintiffs were resolved. Approximately 7,100 of the plaintiffs relate to cases pending in the state of Mississippi.
     Electrolux believes its predecessor companies may have had insurance coverage applicable to some of the cases during some of the relevant years. Electrolux is currently in discussions with those insurance carriers.
     Additional lawsuits may be filed against Electrolux in the future. It is not possible to predict either the number of future claims or the number of plaintiffs that any future claims may represent. In addition, the outcome of asbestos claims is inherently uncertain and always difficult to predict and Electrolux cannot provide any assurances that the resolution of these types of claims will not have a material adverse effect on its business or on results of operations in the future.
     Dividend Policy
     The Board of Directors proposes an increase of the dividend for 2005 to SEK 7.50 (7.00) per share, for a total dividend payment of SEK 2,201m (2,038). The proposed cash dividend corresponds to 48% (47) of income for the period, excluding items affecting comparability. The Group’s goal is for the dividend to correspond to at least 30% of income for the period, excluding items affecting comparability.
     The Electrolux AGM held on April 24, 2006 resolved that a dividend of SEK 7.50 should be paid to Electrolux shareholders and that Electrolux should distribute all shares in Husqvarna to the shareholders in Electrolux by way of a dividend distribution. The distribution of Husqvarna shares is exempt from tax in Sweden, both for Electrolux and the shareholders in Electrolux. The dividend will be distributed in proportion to each individual shareholder’s holding in Electrolux. For each A-share in Electrolux, one series A-share in Husqvarna will be received, and for each series B-share in Electrolux, one series B-share in Husqvarna will be received. Following the distribution, the Husqvarna shares are intended to be subject to trading on the O-list of the Stockholm Stock Exchange. The shareholders in Electrolux will receive the shares in Husqvarna without any additional measures being required.
B. Significant Changes
     None.

ITEM 9. THE OFFER AND LISTING
     Trading of Class A-Shares occurs primarily on the Stockholm Stock Exchange, but due to the very low number of shares not held by Investor AB, trading is rare on the Stockholm Stock Exchange and virtually non-existent elsewhere.
     The principal trading markets for the Class B-Shares are the Stockholm and London Stock Exchanges. Trading of Electrolux shares also takes place in the over the counter market in Frankfurt A.M. and Munich in Germany.
     There is trading in the United States for sponsored American Depositary Shares representing B-Shares. These American Depositary Shares (“ADSs”) are evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York and, until recently, were traded on the NASDAQ National Market.
     The Board of Directors decided in February 2005 to delist the Group’s ADRs (ELUX) from the NASDAQ Stock Market in the United States. The ADR program will be maintained, and trading in these receipts has been transferred to the U.S. over-the-counter market. The de-listing was completed by the end of March 2005. The majority of the trading in Electrolux shares is on the Stockholm Stock Exchange. Trading volume in ADSs is low and the Board of Directors decided that it did not justify a listing. In addition, capital markets are becoming increasingly global which reduces the need for listings on multiple exchanges. The majority of the Electrolux shareholders in the United States owns shares, not ADSs. Electrolux shares have been listed on NASDAQ since 1987. One ADR corresponds to two B-shares. The ADR program will be maintained, and the receipts are traded at the U.S. Over-the-Counter market as of March 31, 2005.
     The high and low sales price, rounded to the nearest krona, for Class A and B-Shares on the Stockholm Stock Exchange and the high and low sales prices in United States dollars for the ADRs in the NASDAQ System for the periods indicated are set out in the following table:

	A-Shares		B-Shares		ADSs
	High	Low	High	Low	High	Low
	(SEK)		(SEK)		(USD)
2005-2006
April 2006	235	224	230	216	60.7	57.95
March 2006	233	214	229	215	57.6	54.8
February 2006	227	212	222	203	55.6	52.65
January 2006	222	201	212	192	54.45	50.7
December 2005	220	200	210	187	52.55	47.55
November 2005	204	188	195	184	48	45.65
October 2005	189	177	186	170	47.05	43.25

2006
First Quarter	230	201	225	192	57.6	50.7

2005
Fourth Quarter	220	176.5	210	170	52.55	43.25
Third Quarter	185	166	183	160	47.25	41.65
Second Quarter	170	145	168	141	47.15	40.05
First Quarter	179	145	173	142	49.99	41.24

2004
Fourth Quarter	154	131	154	126	49	40
Third Quarter	158	132	146	128	42	37
Second Quarter	175	146	162	141	39	34
First Quarter	177	156	176	150	46	35

2004	177	131	176	126	49	40
2003	185	128	194.5	123	47.50	29.26
2002	186	130	197	119.5	40.69	25.98
2001	155	94	171	92	34.25	17.20

     Each ADS represents two B-Shares (or the right to receive two such shares). As of March 31, 2006, there were 1,370,319 ADSs outstanding, representing 2,740,638 B-Shares, and approximately 59 record holders. The number of record holders of ADSs is not necessarily representative of the number of actual individuals for whose benefit the ADSs were held.
     According to the share register at the VPC (Swedish Central Securities Depository & Clearing Organization), at year-end 2005 the Group had a total of approximately 60,900 shareholders. The shares held by the ten largest owners corresponded to approximately 30% of the total share capital and approximately 45% of the voting rights.
     Approximately 46% of the share capital was owned by Swedish institutions and mutual funds, 44% by foreign investors, and 10% by private Swedish investors. The total number of shareholders in Sweden as of the date of this annual report is approximately 57,500.

ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
     Not applicable.
B. Memorandum and Articles of Association
     Aktiebolaget Electrolux (publ) is entered under no. 556009-4178 in the Company Register kept by the Swedish Companies Registration Office. The objects and purposes of the Company are described in Article 3 of the Articles of Association which are attached hereto as Exhibit 1. Set forth below is a summary of certain provisions in the Articles of Association and certain requirements of the Swedish Companies Act of 2005, applicable as of January 1, 2006 (the “Swedish Companies Act”). Such summary does not purport to be complete. For the full text of the Articles of Association please refer to Exhibit 1 of this annual report.
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
     The General Meeting of Shareholders decides on compensation for the directors and all other remunerations for board work and the allocations to the chair and other members of the board and remuneration for committee work, if any.
     According to the Swedish Companies Act, a member of the board of directors may not take part in matters regarding agreements between the director and the company, or between the company and third parties where the director has a material interest in the matter which may conflict with the interests of the company, or in agreements between the company and a legal entity which the director may represent, either individually or together with any other person. According to the Swedish Companies Act, similar disqualification rules apply to the president.
     The Articles of Association do not provide any rules relating to the foregoing matters.
     Changes in Share Capital and Preferential Rights of Shareholders
     The Articles of Association of Electrolux provide that the share capital of the Company may not be less than SEK 1,500 million nor more than SEK 6,000 million, and that the number of shares in the Company shall amount to no less than 300 million and no more than 1,200 million shares. The registered share capital is 1,544,601,540 and the Company has issued 308,920,308 shares to date.
     The shares of Electrolux may be issued in three series, A and B and C. Shares of series A (“A-Shares”) and series B (“B-Shares”) may each be issued up to a maximum number of 1,200 million shares. Shares of series C (“C-Shares”) may only be issued up to a total number of 27,457,000. Should Electrolux decide to issue new A-Shares, B-Shares and C-Shares by way of a cash issue or an issue against payment through set-off of claims, the holders of A-Shares, B-Shares and C-Shares shall have the priority right to subscribe for new shares of the same series in proportion to their existing shareholding (primary right of priority). Shares not subscribed for by primary right of priority must be offered to all shareholders (subsidiary right of priority). If the number of shares available for subscription is insufficient for the actual subscription made under subsidiary right of priority, the available shares shall be distributed among those wishing to subscribe in proportion to their existing shareholdings and, insofar as this cannot be done, by drawing of lots.
     Should Electrolux decide to issue new shares of only A-Shares or B-Shares or C-Shares by way of a cash issue or an issue against payment through set-off of claims, all shareholders shall have right of priority to subscribe for new shares in proportion to their existing shareholdings irrespective of whether they hold A-Shares or B-Shares or C-Shares.

     If Electrolux should decide to issue warrants or convertibles through a cash issue or an issue against payment through set-off of claims, the shareholders have preemptive rights to subscribe to warrants as if the issue were of the shares that may be subscribed to pursuant to the warrant and, respectively, preemptive rights to subscribe to convertibles as if the issue were of the shares that the convertibles may be converted to.
     The above does not constitute any restriction in Electrolux’s right to decide either on a cash issue, an issue against payment through set-off of claims, an issue of warrants or an issue of convertibles without taking the priority rights of shareholders into account.
     If the share capital is increased by way of a bonus issue, new shares of each series shall be issued in proportion to the existing number of shares of each series. Existing shares of a given series shall thereby entitle the holder to receive new shares of the same series. This does not constitute any restriction in Electrolux’s right to issue new shares of a new series by way of a bonus issue, following appropriate amendment to the Articles of Association.
     At present, the share capital of AB Electrolux consists of A-Shares and B-Shares. An A Share entitles the holder to one vote and a B Share to one-tenth of a vote. A-Shares and B-Shares entitle the holder to the same proportion of assets and earnings.
     Dividends
     A-Shares and B-Shares carry equal rights to dividends. C-Shares do not carry rights to dividends.
     Under Swedish law, a General Meeting of Shareholders may decide on the payment of dividends, which may not exceed the amount proposed by the Board of Directors (except to a limited extent in the event of a demand by holders of at least 10 percent of the total number of shares outstanding and then to be paid only from funds available for dividends). Under Swedish law, no interim dividends may be paid in respect of a financial period as to which audited financial statements have not been adopted by the Annual General Meeting of Shareholders. The normal practice in Sweden is for dividends to be paid only annually.
     It is the present practice of the Board of Directors of Electrolux to decide upon their recommendation in respect of dividends for the preceding fiscal year and issue a proposal in February of each year. The proposal of the Board of Directors is considered at the Annual General Meeting which is usually held in April or May of the year following that to which the dividend relates. The record date (determined by the Annual General Meeting) by which shareholders in Electrolux must be registered in the share register in order to participate in any dividend is normally the third business day following the date of the shareholders meeting deciding the payment of the dividend. The dividend is normally paid on the third business day after the record date. The shares are quoted on the Stockholm Stock Exchange ex-dividend on the business day after the date of the Annual General Meeting.
     Annual General Meeting
     The decision-making rights of shareholders in AB Electrolux are exercised at the Annual General Meeting, or at an Extraordinary General Meeting.
     Participation in decision-making requires the shareholder’s presence at the meeting, whether personally or through a proxy. In addition, the shareholder must be registered in the share register as of a prescribed date prior to the meeting and must provide notice of participation in due course.
     Additional requirements for participation apply for shareholders with holdings in the form of US ADRs or similar certificates. Holders of such certificates are advised to contact the ADR depositary bank, fund manager or the issuer of the certificate well in advance of the meeting in order to obtain more information.
     The Annual General Meeting must be held within six months of the end of the accounting year. The meeting resolves on dividends, adoption of the annual report, election of Board members and, when applicable, auditors, remuneration to Board members and auditors, principles for remuneration and other terms of employment for senior management, all share and share price incentive schemes for senior management, and other important matters. All Board members serve a term expiring at the end of the first Annual General

Meeting the year after such Board members were elected. The Annual General Meeting in 2005 was attended by shareholders representing 35.7 percent of the share capital and 50 percent of the voting rights in the Company.
     An Extraordinary General Meeting can be held at the discretion of the Board of Directors, or if requested by the auditors or by shareholders owning at least 10 percent of the shares.
     Voting at the General Meeting of Shareholders
     For the purposes of voting at a General Meeting, each A Share carries one vote and each B Share and C Share carry one-tenth of a vote.
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
     In order to be entitled to attend and vote at a general meeting of the shareholders, a shareholder must be registered in the register of shareholders at least five business days (Saturdays normally included) prior to the date of the meeting, and the Articles of Association provide that the shareholder must have given notice to the Company of his intention to attend not later than 4 p.m. on the date specified in the notice convening the meeting, being a date not earlier than the fifth business day preceding the meeting.
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
     Under the Swedish Companies Act, resolutions are normally passed by a simple majority of votes cast. Exceptions which require special quorums or majorities include:
     1. resolutions amending the Articles of Association (except as described below), which resolutions generally require an affirmative vote of at least two-thirds of the votes cast as well as two-thirds of the shares represented at the meeting;
     2. resolutions amending the Articles of Association and which reduce any shareholder’s rights to profits or assets, or restrict the transferability of shares, or alter the legal relationship between shares, which resolutions require an affirmative vote of all shares present at the meeting and a quorum of nine-tenths of the shares outstanding;
     3. resolutions amending the Articles of Association and which limit the number of shares which a single shareholder may vote for, or allocating part of the net profit for the fiscal year to a restricted fund or amending shareholders’ rights in liquidation or dissolution, which resolutions require the approval of two-thirds of the votes cast as well as nine-tenths of the shares represented at the meeting;
     4. resolutions under 2 or 3 may be approved by a lower supermajority of at least two-thirds of the votes cast as well as two-thirds of the shares represented at the meeting, if
     a. the change would adversely affect only certain shares, and the resolution is approved by all holders of such shares represented at the meeting with a quorum of at least nine-tenths of the shares adversely affected, or
     b. the change would adversely affect only one class of shares, and the resolution is approved by holders of at least one-half of the shares of such class outstanding as well as at least nine-tenths of the shares of such class represented at the meeting.
     5. resolutions allowing the company to deviate from the shareholders’ preferential rights in connection with an issue (except for an issue in kind) of new shares, warrants or convertibles, or to reduce the share capital, or to acquire or dispose of own shares, or to approve a merger, which resolutions require approval of at least two-thirds of the votes cast as well as two-thirds of the shares represented at the meeting.
     Members of the Board of Directors are elected by shareholders at the Annual General Meeting. Additionally, under Swedish law, employees have the right to appoint three additional directors (and their deputies). The nomination process for members of the Board of Directors involves appointing the Nomination Committee which consists of the Chairman of the Board and representatives of the four largest shareholders in terms of voting rights. The names of these representatives and the shareholders they represent are announced publicly at least six months before the Annual General Meeting. Selection of the four shareholders is based on the known holdings of voting rights immediately prior to the announcement.
     Under Swedish law, a general meeting of shareholders may not adopt any resolution which is likely to give an undue advantage to a shareholder to the detriment of other shareholders.
     Cancellation and Purchase of Own Shares
     Since 2000, a Swedish limited liability company whose shares are trading on a securities exchange, an authorized market or another regulated marketplace is entitled under Swedish law to repurchase its own shares under certain conditions. Such repurchase requires the approval by the general meeting of shareholders with a majority of two-thirds of the votes cast at the meeting as well as two-thirds of the shares represented at the meeting. A company may not hold more than 10 percent of its own shares at any given time. Electrolux repurchased nil B-Shares in 2005, as compared to 750,000 B-Shares in 2004, 11,331,828 B-Shares in 2003, 11,246,052 B-Shares in 2002 and 11,570,000 B-Shares in 2001. In 2005 and 2004 Electrolux cancelled nil B-Shares compared to 14,612,580 B-Shares cancelled in 2003. A total of 497,725 A-Shares and 14,681,967 B-Shares, representing approximately 4.7 percent of the total number of shares, were redeemed in 2004 for a total consideration of approximately SEK 3 billion. As of March 31, 2006, Electrolux owned 13,330,414 B-Shares, equal to approximately 4.3 percent of the total number of shares. The repurchase mandate of the Annual General Meeting authorizes the Board of Directors under the period up to the next Annual General Meeting to acquire up to 10 percent of the total number of shares. Repurchased shares may be transferred to cover long-term incentive obligations or in connection with corporate acquisitions.
     Transfer of Shares
     Under the Articles of Association of the Company, there are no restrictions on the transfer of shares and there are no provisions which restrict persons, associations or foundations of non-Swedish nationality from acquiring shares in the Company.
     Pursuant to recommendations concerning the disclosure of acquisition and transfer of shares issued by Näringslivets Börskommitté (the Swedish Industry and Commerce Stock Exchange Committee), any seller or purchaser of securities including shares of stock, convertible debt instruments, warrants, non-standardized options and futures of a Swedish company listed on Stockholm Stock Exchange, must report to the exchange and to the Company transactions in which the purchaser or seller acquires or disposes of 5 percent of any subsequent percentage that is a multiple of five, up to and including 90 percent of either the voting rights of all shares or the total number of shares in the Company. These changes in ownership should also be reported to an established news agency and to a nationally published newspaper in Sweden no later than 9 a.m. on the next day on which trading is conducted on Stockholm Stock Exchange. In addition, according to the Swedish Financial Instruments Trading Act, if a natural person or legal person who acquires or disposes of shareholdings in a Swedish company that has its shares listed on a stock exchange situated or operating within one or more countries in the European Economic Area and, as a result of such acquisition or disposition, holds voting rights equal to, in excess of or less than one of the thresholds of 10 percent, 20 percent, 33 1/3 percent, 50 percent or 66 2/3 percent, the person is required to notify the company in writing at the same time it notifies the stock exchange or, if the shares are not listed in Sweden, to notify Finansinspektionen (the Swedish Financial Supervisory Authority) within seven calendar days of the acquisition or disposition. In addition, the Act on Reporting Obligations Regarding Certain Holdings of Financial Instruments requires, among other things, that certain individuals who own shares representing 10 percent or more of the share capital or the voting rights in a publicly traded company report such ownership to Finansinspektionen, which keeps a public register based on the information contained in such reports, and also report any changes in such ownership within five 5 business days (Saturdays normally included).

     If shares of a Swedish limited liability company are held in the name of a nominee, the nominee must issue a public report to the VPC (the central securities depository and clearinghouse for Stockholm Stock Exchange) every six months, listing all beneficial holders of more than 500 of the shares.
C. Material Contracts
     Other than as described below, the Company does not have any material contracts other than contracts entered into in the ordinary course of business.
     The Outdoor Business of Electrolux has been conducted as an operationally independent but legally integrated part of the Electrolux Group. In order to govern the creation of the Outdoor Business as a separate legal entity, as well as govern the relationship in certain aspects between the Indoor and Outdoor businesses after the separation, Electrolux and Husqvarna and certain of their respective subsidiaries have entered into a master agreement, as well as a tax sharing and indemnity agreement. The implementation of the separation process may result in certain minor amendments of the terms of the agreements as described below.
     The Master Agreement
     The Master Agreement between Electrolux and Husqvarna generally provides for (i) the transfers between the Indoor Business and the Outdoor Business of certain legal entities, (ii) the transfers or divisions of assets and liabilities, mainly referable to the Outdoor and the Indoor Businesses respectively, (iii) the transfer of certain employees, (iv) the division of or joint access during a transition period to, certain essential joint assets, (v) the lease and sublease of certain real property, and (vi) the termination of agreements between the Electrolux and the Husqvarna groups, not part of the ordinary course of business or related to the separation.
     The Master Agreement provides that Electrolux shall, in general, indemnify Husqvarna and its subsidiaries for liabilities related to the Indoor Business. Likewise, Husqvarna shall, in general, indemnify Electrolux and its subsidiaries for liabilities related to the Outdoor Business. Electrolux shall further indemnify Husqvarna and its subsidiaries for liabilities relating to violations of such securities market and stock market provisions that refer to the Electrolux Group and to circumstances prior to the day of separation. Husqvarna shall also indemnify Electrolux and its subsidiaries for liabilities relating to violations of such securities market and stock market provisions that relate to the Husqvarna group and circumstances after the day of separation, and for liabilities that relate to Husqvarna and its business up to Electrolux’s acquisitions of Husqvarna in 1978. The Master Agreement is governed by Swedish law.
     Tax Sharing and Indemnity Agreement
     As an ancillary agreement to the Master Agreement, the parties have entered into a Tax Sharing and Indemnity Agreement. Under this agreement the parties (i) allocate liability for certain taxes; (ii) undertake to hold the other party harmless and to indemnify such other party from any adverse tax effects after the spin-off date caused by the acts or omissions of the indemnifying party; and (iii) undertake to cooperate with each other in resolving issues relating to taxable years ending before or including the date or dates of the restructuring closings. The main principle in the agreement for sharing of tax costs or tax credits between the Indoor Group and the Outdoor Group is that each party is responsible for its own part of taxes paid or received (for the time before, during and after the spin-off).
     The final “Lex Asea” distribution of Husqvarna shares to Electrolux shareholders has been preceded by a global reorganization of the group. With respect to the restructuring transactions undertaken in the U.S. (mainly group internal asset transfers and share distributions), Electrolux has applied for and received a private letter ruling from the IRS, and has also received an opinion of counsel to the combined effect that, for U.S. federal income tax purposes, the distribution of Husqvarna stock will generally be tax-free to Electrolux and its stockholders.
     The Tax Sharing and Indemnity Agreement includes a section under which Husqvarna and two of its U.S. subsidiaries covenant, represent and warrant to Electrolux and each member of the Indoor Group not to undertake certain actions or transactions that may jeopardize the tax-free treatment of the spin-off and the individual transactions that comprise it. In the event that any member of the Electrolux Group recognizes gain or other income as a result of the spin-off being taxable (under certain circumstances), Husqvarna and two of its U.S. subsidiaries agree to jointly and severally indemnify Electrolux (and each member of the Electrolux Group)

against and hold them harmless from any and all taxes that result from the spin-off becoming wholly or partly taxable. The indemnity also applies if Husqvarna’s shareholders take certain actions that are inconsistent with the tax-free treatment of the spin-off and the various transactions that precede the spin-off.
     If the distribution of Husqvarna stock were taxable, then:
1)	The consolidated group of which Electrolux U.S. will be the common parent would recognize a gain equal to the excess of the fair market value of the stock of Husqvarna Outdoor Products, Inc. and Husqvarna Professional Outdoor Products, Inc. on the date of the separation over the U.S. tax bases therein of the Electrolux U.S. group. Electrolux has not made an appraisal of these companies but it has reviewed the financials of other outdoor companies to determine an estimated valuation. Based upon such valuation, Electrolux estimates that the resulting tax would be approximately 500 MUSD. Husqvarna’s undertaking in the Tax Sharing and Indemnity Agreement covers these taxes if the tax liability arises due to any breach of representations or warranties agreed by Husqvarna in the Tax Sharing and Indemnity Agreement or if a change in ownership occurs on the Husqvarna side that triggers the tax liability.

2)	Each U.S. holder of Electrolux stock who receives shares of Husqvarna in the distribution would be treated as if the stock holder received a taxable distribution equal to the fair market value of the shares of Husqvarna received, taxed as a dividend to the extent of the stockholder’s pro rata share of Electrolux’s current and accumulated earnings and profits (including earnings and profits arising from the gain to Electrolux described in the preceding section) and then treated as a non-taxable return of capital to the extent of the holder’s basis on the Electrolux stock and thereafter as capital gain from the sale or exchange of Electrolux stock. The Tax Sharing and Indemnity Agreement does not give the U.S. shareholders a right to claim indemnification for such taxes from Electrolux, Husqvarna or its subsidiaries.
D. Exchange Controls
     There are no Swedish governmental laws, decrees or regulations that restrict the export or import of capital or that affect the remittance of dividends or other payments to non-residents of Sweden who hold Electrolux shares.
     There are no limitations on the right of non-resident or foreign owners of B-Shares to hold or vote such securities that are imposed by the Articles of Association of the Company. However, under Swedish law the holder of an American Depositary Receipt must, before being entitled to vote at a general meeting of shareholders, register the shares represented by such American Depositary Receipts in his or her own name.
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
     United States Federal Income Tax Consequences
     The following discussion is a summary of the material United States federal income tax consequences relevant to the ownership and disposition of ADSs or shares. This discussion is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, (the “Code”) its legislative history, existing, temporary and proposed Treasury regulations promulgated thereunder, published rulings, administrative pronouncements and court decisions) and the U.S.-Sweden Tax Treaty, all as in effect as of the date of this annual report, all of which are subject to change or changes in interpretation, possibly with retroactive effect. The discussion is not a full discussion of all tax considerations that may be relevant to the ownership and disposition of ADSs or shares.
     The discussion applies only if you hold the ADSs or the shares as capital assets and you use the U.S. dollar as your functional currency. It does not deal with the tax treatment of investors subject to special rules, such as grantor trusts, real estate investment trusts, regulated investment companies, banks, brokers or dealers in securities, traders in securities or currencies that elect to use a mark-to-market method of accounting, financial institutions, insurance companies, tax-exempt entities, investors liable for the alternative minimum tax, U.S. expatriates, persons holding ADSs or shares as part of a hedging, straddle, conversion or constructive sale transaction, persons who acquired ADSs or shares pursuant to the exercise of employee stock options or otherwise as compensation and persons who are resident or ordinarily resident in Sweden. You should consult your own tax advisor about the United States federal, state, local and foreign tax consequences to you of the ownership and disposition of the ADSs or shares. You also are urged to consult with your tax advisor concerning whether you are eligible for benefits under the U.S.-Sweden Tax Treaty. If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) holds ADSs or shares, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds ADSs or shares, you should consult your own tax advisor regarding the specific tax consequences of the ownership and disposition of ADSs or shares.
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
     Dividends
     For United States federal income tax purposes, the gross amount of dividends (without reduction for any Swedish withholding taxes) paid with respect to the ADSs or shares generally will be included in your gross income as foreign source dividend income. The dividends paid by Electrolux will not be eligible for the “dividends received deduction” available to US corporations in respect of dividends received from other U.S. corporations. The amount of any dividend paid in SEK will be the U.S. dollar value of the dividend payment based on the exchange rate in effect on the date of actual or constructive receipt by you, in the case of shares or by the depositary, in the case of ADSs, whether or not the payment is converted into U.S. dollar at that time. If you hold shares and you convert the SEK into U.S. dollars on the date of receipt you generally should not recognize any exchange gain or loss. If you do not convert the SEK into U.S. dollars on the date of receipt you generally will have a tax basis in the SEK received equal to the U.S. dollar amount on such date. Gain or loss, if any, recognized on a subsequent conversion or other disposition of the SEK generally will be treated as U.S. source ordinary income or loss. Special rules govern the manner in which accrual method taxpayers are required (or may elect) to determine the U.S. dollar amount includible in income in the case of taxes withheld in a foreign currency. Certain of these rules have changed effective January 1, 2005. Accrual basis taxpayers are therefore urged to consult their own tax advisors regarding the requirements and elections applicable in this regard.
     As discussed under “Certain Swedish Tax Considerations Taxation on Dividends,” above, dividends paid by Electrolux generally will be subject to Swedish withholding tax at a statutory rate of 30 percent. However, pursuant to the U.S.-Sweden Tax Treaty, if you are eligible for Treaty benefits you will be subject to Swedish withholding tax at a maximum rate of 15 percent on the dividend payment.
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
     Certain U.S. holders (including individuals) are eligible for reduced rates of United States federal income tax (at a maximum rate of 15 percent) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2011, provided that certain holding period and other requirements are met. Dividends that Electrolux pays with respect to its ADSs and shares generally will be qualified dividend income if, among other things, (a) Electrolux was not, in the year prior to the year in which the dividends were paid, and is not, in the year in which the dividends are paid, a passive foreign investment company, and (b) if Electrolux is entitled to benefits under the U.S.-Sweden Tax Treaty. Electrolux currently believes that dividends paid with respect to its ADSs and shares should constitute qualified dividend income for U.S. federal income tax purposes, however, this is a factual matter and is subject to change. Electrolux anticipates that its dividends will be reported as qualified dividends on Forms 1099-D1V delivered to U.S. holders. You are urged to consult your own tax advisor regarding the availability to you of the reduced dividend tax rate in light of your own particular situation and the computations of your foreign tax credit limitation with respect to any qualified dividends paid to you, as applicable.
     The United States Treasury has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits or reduced tax rates in respect of qualified dividend income by U.S. holders of ADSs. Accordingly, the discussion above of the creditability of Swedish withholding taxes and the availability of qualified dividend treatment could be affected by future actions that may be taken by the United States Treasury with respect to ADSs.
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
     The deposit or withdrawal of shares in exchange for ADSs by you under the deposit agreement generally will not be subject to United States federal income tax or Swedish income tax.
     Passive Foreign Investment Company Status
     A non-U.S. corporation will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if at least 75 percent of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or at least 50 percent of the quarterly average value of its assets is attributable to assets that produce or are held to produce passive income. Based on the market value of Electrolux’s shares, the composition of its assets, income and its operations, Electrolux currently believes it did not qualify as a PFIC for the taxable year ending December 31, 2005. If Electrolux were to become a PFIC for any taxable year (which conclusion is a factual determination that must be made as of the close of the taxable year) in which you held ADSs or shares, you would be subject to adverse tax consequences with respect to certain distributions on, and gain realized upon a disposition of the ADSs or shares. Furthermore, dividends paid by Electrolux would not be “qualified dividend income” and would be subject to tax at the higher rates applicable to other items of ordinary income. Application of the PFIC rules is complex. You should consult your own tax advisor regarding the possible application of the PFIC rules to Electrolux.

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
G. Statement by Experts
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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Financial risk management
     The group is exposed to a number of risks relating to financial instruments including, for example, liquid funds, trade receivables, customer financing receivables, payables, borrowings, and derivative instruments. The risks associated with these instruments are, primarily:
•	Interest-rate risk on liquid funds and borrowings;

•	Financing risks in relation to the Group’s capital requirements;

•	Foreign-exchange risk on earnings and net investments in foreign subsidiaries;

•	Commodity-price risk affecting the expenditure on raw materials and components for goods produced;

•	Credit risk relating to financial and commercial activities.
     The Board of Directors of Electrolux has approved a financial policy as well as a credit policy for the Group to manage and control these risks. Each business sector has specific financial and credit policies approved by each sector-board (hereinafter all policies are referred to as the Financial Policy). These risks are to be managed by, amongst others, the use of derivative financial instruments according to the limitations stated in the Financial Policy. The Financial Policy also describes the management of risks relating to pension fund assets.
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
     Proprietary trading in currency, commodities, and interest-bearing instruments is permitted within the framework of the Financial Policy. This trading is primarily aimed at maintaining a high quality of information flow and market knowledge to contribute to the proactive management of the Group’s financial risks.
Interest-rate risk on liquid funds and borrowings
     Interest-rate risk refers to the adverse effects of changes in interest rates on the Group’s income. The main factors determining this risk include the interest-fixing period.
     Liquid funds
     Liquid funds as defined by the Group consist of cash on hand, bank deposits, prepaid interest expense and accrued interest income and other short-term investments. Electrolux goal is that the level of liquid funds including unutilized committed short-term credit facilities shall correspond to at least 2.5% of annualized net sales. In addition, net liquid funds (defined as liquid funds less short-term borrowings) shall exceed zero, taking into account fluctuations arising from acquisitions, divestments, and seasonal variations. Investment of liquid funds is mainly made in interest-bearing instruments with high liquidity and with issuers with a long-term rating of at least A- as defined by Standard & Poor’s or similar.
     Interest-rate risk in liquid funds
     Group Treasury manages the interest-rate risk of the investments in relation to a benchmark position defined as a one-day holding period. Any deviation from the benchmark is limited by a risk mandate. Derivative financial instruments like Futures and Forward-Rate Agreements are used to manage the interest-rate risk. The holding periods of investments are mainly short-term. The major portion of the investments is made with maturities between 0 and 3 months. A downward shift in the yield curves of one-percentage point would reduce the Group’s interest income by approximately SEK 40 million (70).

     Borrowings
     The debt financing of the Group is managed by Group Treasury in order to ensure efficiency and risk control. Debt is primarily taken up at the parent company level and transferred to subsidiaries as internal loans or capital injections. In this process, various swap instruments are used to convert the funds to the required currency. Short-term financing is also undertaken locally in subsidiaries where there are capital restrictions. The Group’s borrowings contain no terms (financial triggers) for premature cancellation based on rating.
     Interest-rate risk in long-term borrowings
     The Financial Policy states for the year 2005 that the benchmark for the long-term loan portfolio is an average interest-fixing period of one year. The benchmark has, however, been changed by the end of year 2005 and as from January 1, 2006, the benchmark for the long-term loan portfolio is an average interest-fixing period of six months. Group Treasury can choose to deviate from this benchmark on the basis of a risk mandate established by the Board of Directors. However, the maximum fixed-rate period is three years. Derivatives, such as interest-rate swap agreements, are used to manage the interest-rate risk by changing the interest from fixed to floating or vice versa. On the basis of 2005 volumes and interest fixing, a one-percentage point shift in interest rates paid would impact the Group’s interest expenses by approximately SEK +/-30 million (20) in 2005. This calculation is based on a parallel shift of all yield curves simultaneously by one-percentage point. Electrolux acknowledges that the calculation is an approximation and does not take into consideration the fact that the interest rates on different maturities and different currencies might change differently.
     Credit ratings
     Electrolux has Investment Grade ratings from Moody’s and Standard & Poor’s. The long-term ratings from both rating institutions remained unchanged during the year, but Moody’s outlook was changed from stable to negative in the beginning of 2005.

Ratings	Long-term debt	Outlook	Short-term debt	Short-term debt Sweden
Moody’s	Baa1	Negative	P-2
Standard & Poor’s	BBB+	Stable	A-2	K-1
     Interest-bearing Liabilities
     See “Item 5B-Operating and Financial Review and Prospects–Liquid Funds and Capital Resources” for information on interest-bearing liabilities.
Financing risk
     Financing risk refers to the risk that financing of the Group’s capital requirements and refinancing of existing loans could become more difficult or more costly. This risk can be decreased by ensuring that maturity dates are evenly distributed over time, and that total short-term borrowings do not exceed liquidity levels. The net borrowings (i.e., total borrowing less liquid funds), excluding seasonal variances, shall be long-term according to the Financial Policy. The Group’s goals for long-term borrowings include an average time to maturity of at least two years, and an even spread of maturities. A maximum of 25% of the borrowings are normally allowed to mature in a 12-month period. Exceptions are made when the net borrowing position of the Group is small.
Foreign-exchange risk
     Foreign-exchange risk refers to the adverse effects of changes in foreign-exchange rates on the Group’s income and equity. In order to manage such effects, the Group covers these risks within the framework of the Financial Policy. The Group’s overall currency exposure is managed centrally.
     The major currencies that Electrolux is exposed to are the US dollar, the euro, the Canadian dollar, and the British pound. Other significant exposures are the Danish krona, the Australian dollar, and various Eastern European currencies.

     Transaction exposure from commercial flows
     The Group’s financial policy stipulates the hedging of forecasted sales in foreign currencies, taking into consideration the price fixing periods and the competitive environment. The business sectors within Electrolux have varying policies for hedging depending on their commercial circumstances. The sectors define a hedging horizon between 6 and up to 12 months of forecasted flows. Hedging horizons outside this period are subject to approval from Group Treasury. The Financial Policy permits the operating units to hedge invoiced and forecasted flows from 75% to 100%. The maximum hedging horizon is up to 18 months. Group subsidiaries cover their risks in commercial currency flows mainly through the Group’s four regional treasury centers. Group Treasury thus assumes the currency risks and covers such risks externally by the use of currency derivatives.
     The Group’s geographically widespread production reduces the effects of changes in exchange rates. The table below shows the distribution of the Group’s sales and operating expenses in major currencies. As the table indicates, there was a good currency balance during the year in the US dollar an the euro.

Net sales and expenses, by currency
		Share of	Average exchange rate	Average exchange
	Share of net sales, %	expenses, %	2005	rate 2004

SEK	4	8	—	—
USD	38	40	7.46	7.33
EUR	31	33	9.28	9.12
GBP	5	2	13.54	13.38
Other	22	17	—	—

Total	100	100
     Commercial flows
     The table below shows the forecasted transaction flows (imports and exports) for the 12-month period of 2006 and hedges at year-end 2005. The hedged amounts during 2006 are dependent on the hedging policy for each flow considering the existing risk exposure. Gross hedging of flows above 12 months and up to 18 months, not shown in the table, amounts to SEK 1,170m, and this hedging refers mainly to USD/SEK and EUR/SEK.

	GBP	CAD	AUD	DKK	CZK	CHF	HUF	EUR	SEK	USD	Other	Total

Inflow of currency (long position)	3,760	3,280	1,680	1,090	960	1,020	1,020	8,290	1,970	1,030	6,280	30,380
Outflow of currency (short position)	-100	-120	-370	-90	—	-70	-3,130	-10,720	-6,080	-7,430	-2,270	-30,380
Gross transaction flow	3,660	3,160	1,310	1,000	960	950	-2,110	-2,430	-4,110	-6,400	4,010	—
Hedge	-2,370	-1,550	-890	-490	-560	-590	1,210	440	3,250	2,940	-1,390	—

Net transaction flow	1,290	1,610	420	510	400	360	-900	-1,990	-860	-3,460	2,620	—
     The effect of hedging on operating income during 2005 amounted to SEK -304m, (-76). At year-end 2005, unrealized exchange-rate gains on forward contracts amounted to SEK 22m (-20), all of which will mature in 2006.
     Translation exposure from consolidation of entities outside Sweden
     Changes in exchange rates also affect the Group’s income in connection with translation of income statements of foreign subsidiaries into Swedish krona. Electrolux does not hedge such exposure. The translation exposures arising from income statements of foreign subsidiaries are included in the sensitivity analysis mentioned below.

     Foreign-exchange sensitivity from transaction and translation exposure
     Electrolux is particularly exposed to changes in exchange rates between the Swedish krona and the US dollar, the euro, the Canadian dollar and the British pound. For example, a change up or down by 10% in the value of each of the USD, EUR, CAD and GBP against the SEK would affect the Group’s income after financial items for one year by approximately SEK +/-600m, as a static calculation. The model assumes the distribution of earnings and costs effective at the year-end 2005 and does not include any dynamic effects, such as changes in competitiveness or consumer behaviour arising from such changes in exchange rates.
     Exposure from net investments (balance sheet exposure)
     The net of assets and liabilities in foreign subsidiaries constitutes a net investment in foreign currency, which generates a translation difference in connection with consolidation. This exposure can have an impact on the Group’s equity, and thus capital structure, and is hedged according to the financial policy. The Policy stipulates the extent to which the net investments can be hedged and also sets the benchmark for risk measurement. The benchmark for hedging net investments is based on a target capitalization for different countries depending on the character of Electrolux investments in each country, i.e. investments in fixed assets or in more short-term assets. Countries (read: currencies) with a capitalization above the target level are hedged with borrowings and foreign-exchange derivative contracts. This means that the decline in value of a net investment, resulting from a rise in the exchange rate of the Swedish krona, is off-set by the exchange gain on the Parent Company’s borrowings and foreign-exchange derivative contracts, and vice versa. Group Treasury is allowed to deviate from the benchmark under a given risk mandate. Hedging of the Group’s net investments is implemented within the Parent Company in Sweden.
Commodity-price risks
     Commodity-price risk is the risk that the cost of direct and indirect materials could increase as underlying commodity prices rise in global markets. The Group is exposed to fluctuations in commodity prices through agreements with suppliers, whereby the price is linked to the raw material price on the world market. This exposure can be divided into direct commodity exposure, which refers to pure commodity exposures, and indirect commodity exposures, which is defined as exposure arising from only part of a component. Commodity-price risk is mainly managed through contracts with the suppliers.
Credit risk
     Credit risk in financial activities
     Exposure to credit risks arises from the investment of liquid funds, and as counterpart risks related to derivatives. In order to limit exposure to credit risk, a counterpart list has been established which specified the maximum permissible exposure in relation to each counterpart. The Group strives for arranging master netting agreements (ISDA) with the counterparts for derivative transactions and has established such agreements with the majority of the counterparts; for instance, if the counterparty defaults, assets and liabilities will be netted.
     Credit risk in accounts receivable
     Electrolux sells to a substantial number of customers in the form of large retailers, buying groups, independent stores, and professional users. Sales are made on the basis of normal delivery and payment terms, if they are not included in Customer Financing operations in the Group. Customer Financing solutions are also arranged outside the Group. The Credit Policy of the Group ensures that the management process for customer credits includes customer rating, credit limits, decision levels and management of bad debts. The Board of Directors decides on customer credit limits that exceed SEK 300m. There is a concentration of credit exposures on a number of customers in, primarily, USA and Europe.
Other interest-bearing investments
     Interest-bearing receivables from customer financing amounting to SEK 625m (745) are included in the item Other receivables in the Group’s balance sheet. The Group’s customer financing activities are performed in order to provide sales support and are directed mainly to independent retailers in the US and in Scandinavia. The majority of the financing is shorter than 12 months. There is no major concentration of credit risk related to customer financing. Collaterals and the right to repossess the inventory also reduce the credit risk in the financing operations. The income from customer financing is subject to interest-rate risk. This risk is immaterial to the Group.
Derivative financial instruments
     The tables below present the fair value and nominal amounts of the Group’s derivative financial instruments for managing of financial risks and proprietary trading.
     Valuation of derivative financial instruments at market value, presented in the tables, is done at the most accurate market prices available. This means that instruments, which are quoted on the market, such as, for instance, the major bond and interest-rate future markets, are all marked-to-market with the current spot mid-price. The foreign-exchange spot mid-rate is then used to convert the market value into Swedish krona, before it is discounted back to the valuation date. For instruments where no reliable price is available on the market, cash flows are discounted using the deposit/swap curve of the cash-flow currency. In the event that no proper cash flow schedule is available, for instance, as in the case with forward-rate agreements, the underlying schedule is used for valuation purposes. To the extent option instruments are used, the valuation is based on the Black & Scholes formula. All valuations are done at mid-prices, meaning the average of bid and ask prices are used.

Derivatives at market value
	2005		2004
	Assets	Liabilities	Assets	Liabilities

Interest-rate swaps	118	17	290	65
Fair-value hedges	111	—
Held for trading	7	17
Cross currency
Interest-rate swaps	—	11	20	10
Held for trading	—	11
Forward-rate agreements and futures	1	2	9	9
Held for trading	1	2
Forward foreign-exchange contracts	361	297	828	534
Cash-flow hedges	168	143
Net-investment hedges	171	11
Held for trading	22	142
Commodity derivatives	59	57	1	0
Held for trading	59	57

Total	539	384	1,148	618

Non-current portion of derivatives at market value

Interest-rate swaps	118	1	—	—
Fair-value hedges	110	—
Held for trading	8	1
Cross currency interest-rate swaps	—	4	—	—
Held for trading	—	4
Forward foreign-exchange contracts	—	1	—	—
Cash-flow hedges	—	1

Total	118	6	—	—

Nominal amounts
	2005	2004

Interest-rate swaps
Maturity shorter than 1 year	2,459	5,600
Maturity 2-5 years	2,329	4,760
Maturity 6-10 years	94	—

Total interest-rate swaps	4,882	10,360
Cross currency interest-rate swaps	90	75

Nominal amounts
	2005	2004

Forward-rate agreements	19,432	15,751
Foreign-exchange derivatives (Forward and Options)	17,890	18,104

Total	42,294	44,290

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
ITEM 16B. CODE OF ETHICS
     In February 2004, the Board of Directors adopted the Electrolux Group Code of Ethics. It outlines both prescriptive and proscriptive ethical standards that require strict adherence from all employees and Board members of the Electrolux Group, in all markets and at all times. The Code formalizes the principles by which the Group conducts its relations with employees, shareholders, business partners and others. Electrolux encourages suppliers, sales agents, consultants and other business partners to adopt these principles.
     The Electrolux Group Code of Ethics is available at www.electrolux.com/corpgov.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     At the Annual General Meeting in 2006, PricewaterhouseCoopers AB (PwC) was re-appointed external auditors for a four-year period until the Annual General Meeting in 2010.
     PwC provides an audit opinion on AB Electrolux, the financial statements of its subsidiaries, the consolidated financial statements for the Electrolux Group, and the administration of AB Electrolux.
     The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers AB to Electrolux in 2005, 2004 and 2003.

	2005	2004	2003
	SEK million	SEK million	SEK million
Audit Fees(1)	49	46	45
Audit-related Fees (2)	3	3	4
Tax Fees (3)	9	10	9
All other Fees(4)	2	—	—
Total	63	59	58

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

(2)	Audited-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor; and include consultations concerning financial accounting and reporting standards; internal control reviews and employee benefit plan audits.

(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax planning and services.

(4)	All other Fees include fees for due diligence exercises carried out in connection with acquisition target assessments.
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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

			Total Number of	Maximum Number of
			Shares Purchased as	Shares that may yet
	Total Number of	Average Price Paid	Part of Publicly	be Purchased under
Period	Shares Purchased	per share	Announced Programs	the Programs
2005-01-01 to 2005-01-31	—	—	—	13,152,630
2005-02-01 to 2005-02-29	—	—	—	13,152,630
2005-03-01 to 2005-03-31	—	—	—	13,152,630
2005-04-01 to 2005-04-30	—	—	—	13,152,630
2005-05-01 to 2005-05-31	—	—	—	13,152,630
2005-06-01 to 2005-06-30	—	—	—	13,158,730
2005-07-01 to 2005-07-31	—	—	—	13,198,530
2005-08-01 to 2005-08-31	—	—	—	13,238,820
2005-09-01 to 2005-09-30	—	—	—	13,338,780
2005-10-01 to 2005-10-31	—	—	—	13,532,735
2005-11-01 to 2005-11-30	—	—	—	14,365,115
2005-12-01 to 2005-12-31	—	—	—	15,070,791

(1)	Share repurchase programs require the approval of the General Meeting of Shareholders under Swedish law.

(2)	At the 2005 AGM, held on April 20, 2005, the company was authorized to purchase its own shares up to a maximum of ten percent of the total number of shares outstanding. The authorization was valid for one year, for the period until the next AGM, which was held April 24, 2006. At the 2006 AGM, the company was granted a new authorization to purchase its own shares up to a maximum of ten percent of the total number of shares outstanding. The authorization is valid for one year, for the period until the next AGM to be held in 2007.

(3)	In the period covered by the table, no shares were repurchased by the company. The company sold 1,785,161 shares to options holders under the terms of the employee stock option programs during the same period. The company also sold 133,000 shares in order to cover the costs of employer contributions for the stock option programs.

Repurchase of Shares
     Electrolux did not repurchase any shares in 2005. In the course of the year, senior managers purchased 1,785,161 B-shares from Electrolux under the terms of the employee stock option programs. In addition, 133,000 B-shares were sold by Electrolux in order to cover the costs of employer contributions for the stock option programs. As of December 31, 2005, the company held a total of 15,821,239 B-shares, equivalent to 5.1% of the total number of outstanding shares. On February 6, 2006, Electrolux holdings of own B-shares amounted to 15,411,559, corresponding to 4.99%, after additional sales of shares to senior managers under the stock option programs. In 2000-2004, Electrolux repurchased shares for a total of SEK 8,450m, corresponding to an average price of SEK 141 per share.

Repurchase of shares
	2005	2004		2003		2002		2001

Number of shares as of January 1	308,920,308	324,100,000		338,712,580		366,169,580		366,169,580
Redemption/cancellation of shares	—	-15,179,692	(1)	-14,612,580		-27,457,000		—
Number of shares as of December 31	308,920,308	308,920,308		324,100,000		338,712,580		366,169,580

Number of shares bought back	—	750,000		11,331,828		11,246,052		11,570,000
Total amount paid, SEKm	—	114		1,688		1,703		1,752
Price per share, SEK	—	152		149		151		151
Number of shares sold under terms of the employee stock option programs	1,918,161	10,600		113,300		—		—
Total amount received, SEKm	306	2		19		—		—
Number of shares held by Electrolux, at year-end	15,821,239	17,739,400		17,000,000	(2)	20,394,052	(2)	36,605,000
% of outstanding shares	5.1	5.7		5.2		6.0		10.0

(1)	Redemption of shares.

(2)	After cancellation of shares.
Renewed mandate for repurchase of shares
     On April 24, 2006, the Annual General Meeting approved the Board of Directors’ proposal for a renewed mandate for repurchase of a maximum of 10% of the total number of shares. This authorization covers the period up to the Annual General Meeting in 2007.

PART III
ITEM 17. FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of Aktiebolaget Electrolux (publ):
We have audited the accompanying consolidated balance sheets of Aktiebolaget Electrolux (publ) and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, of cash flows and of changes in stockholders’ equity for each of the two years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AB Electrolux and its subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005 in conformity with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). In addition, in our opinion, the financial statement schedule included on page F-74 (Schedule II), presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.
As discussed in the Accounting and Valuation Principles note to the consolidated financial statements, the Company adopted IAS 32, Financial Instruments: Disclosure and Presentation and IAS 39, Financial Instruments: Recognition and Measurement as endorsed by the EU. The change has been accounted for prospectively from January 1, 2005.
International Financial Reporting Standards as adopted by the EU vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 29 to the consolidated financial statements.
PricewaterhouseCoopers AB
Stockholm, Sweden
February 27, 2006

AB ELECTROLUX AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
YEARS ENDED DECEMBER 31

	2005	2004

(SEKm)
Net sales (Note 3, 4)	129,469	120,651
Cost of goods sold	-98,358	-91,021

Gross operating income	31,111	29,630

Selling expenses	-18,298	-17,369
Administrative expenses	-6,039	-5,560
Other operating income (Note 5)	248	118
Other operating expenses (Note 6)	-60	-52
Items affecting comparability (Note 7)	-3,020	-1,960

Operating income (Notes 3, 4, 8)	3,942	4,807

Financial income (Note 9)	240	583
Financial expenses (Note 9)	-967	-938

Financial items, net	-727	-355

Income after financial items	3,215	4,452

Taxes (Note 10)	-1,452	-1,193

Income for the period	1,763	3,259
Attributable to:
Equity holders of the Parent Company	1,763	3,258
Minority interests in income for the period	0	1

	1,763	3,259

Earnings per share in SEK, basic	6.05	10.92
Diluted	6.01	10.91

Earnings per share in SEK according to US GAAP, basic (Note 29)	5.21	9.35
Diluted	5.21	9.34

Average number of shares, millions (Note 20)	291.4	298.3
Diluted	293.2	298.6
The accompanying notes form an integral part of these consolidated financial statements.

AB ELECTROLUX AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
YEARS ENDED DECEMBER 31

	2005	2004

ASSETS (SEKm)
Non-current assets
Property, plant and equipment (Note 12)	18,622	16,033
Goodwill (Note 11)	3,872	3,335
Other intangible assets (Note 11)	2,228	1,922
Investments in associates (Note 28)	124	196
Deferred tax assets (Note 10)	2,950	2,921
Derivatives (Note 17)	118	—
Financial assets (Note 13)	1,817	1,216

Total non-current assets	29,731	25,623

Current assets
Inventories, etc. (Note 14)	18,606	15,742
Trade receivables (Note 16)	24,269	20,627
Taxes assets	637	617
Derivatives (Note 17)	421	—
Other current assets (Note 15)	3,851	4,547
Short-term investments (Note 17)	623	265
Cash and cash equivalents (Note 17)	4,420	7,675

Total current assets	52,827	49,473

Total assets	82,558	75,096

Assets pledged (Note 19)	118	137
The accompanying notes form an integral part of these consolidated financial statements.

AB ELECTROLUX AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
YEARS ENDED DECEMBER 31

	2005	2004

EQUITY AND LIABILITIES (SEKm)
Equity attributable to equity holders of the Parent Company
Share capital (Note 20)	1,545	1,545
Other paid-in capital	2,905	2,905
Other reserves (Note 18)	1,653	-489
Retained earnings	19,784	19,665

	25,887	23,626

Minority interests	1	10

Total equity	25,888	23,636

Non-current liabilities
Long-term borrowings (Note 17)	5,257	3,940
Derivatives (Note 17)	6	—
Deferred tax liabilities (Note 10)	1,417	1,252
Provisions for pensions and other post-employment benefits (Note 21)	8,226	7,852
Other provisions (Note 22)	4,377	3,375

Total non-current liabilities	19,283	16,419

Current liabilities
Accounts payable	18,798	16,550
Tax liabilities	1,123	900
Other liabilities (Note 23)	11,006	10,155
Short-term borrowings (Note 17)	3,076	5,903
Derivatives (Note 17)	378	—
Other provisions (Note 22)	3,006	1,533

Total current liabilities	37,387	35,041

Total equity and liabilities	82,558	75,096

Contingent liabilities (Note 24)	1,302	1,323
The accompanying notes form an integral part of these consolidated financial statements.

AB ELECTROLUX AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
YEARS ENDED DECEMBER 31

	2005	2004

CASH FLOW STATEMENTS (SEKm)
Operations
Income after financial items	3,215	4,452
Depreciation and amortization	3,410	3,038
Capital gain/loss included in operating income	419	—
Restructuring provisions	2,164	1,224
Share-based compensation	88	47
Change in accrued and prepaid interest	58	52

	9,354	8,813

Taxes paid	-926	-1,673

Cash flow from operations, excluding change in operating assets and liabilities	8,428	7,140

Change in operating assets and liabilities
Change in inventories	-942	-1,516
Change in accounts receivable	-1,813	-5
Change in other current assets	268	235
Change in accounts payable	511	2,238
Change in operating liabilities and provisions	88	490

Cash flow from operations	6,540	8,582

Investments
Divestment of operations (Note 25)	-370	—
Property, plant and equipment (Note 12)	-4,765	-4,515
Capitalization of product development and software (Note 11)	-553	-669
Other	-139	-174

Cash flow from investments	-5,827	-5,358

Total cash flow from operations and investments	713	3,224

Financing
Change in short-term investments	-122	3,368
Change in short-term loans	-783	540
New long-term borrowings	2,344	—
Amortization of long-term loans	-4,091	-2,414
Dividend	-2,038	-1,993
Redemption and repurchase of shares	355	-3,154

Cash flow from financing	-4,335	-3,653

Total cash flow	-3,622	-429
Cash and cash equivalents at beginning of year	7,675	8,207
Exchange-rate differences referring to cash and cash equivalents	367	-103
Cash and cash equivalents at year-end	4,420	7,675

Change in net borrowings

Total cash flow, excluding change in loans	-970	-1,923
Net borrowings at beginning of year	-1,141	101
Exchange-rate differences referring to net borrowings	-863	681
Net borrowings for the income period	-2,974	-1,141

The accompanying notes form an integral part of these consolidated financial statements.

AB ELECTROLUX AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31
(SEKm, except per share amounts)

	Attributable to equity holders of the company
	Share - capital1)	Other paid-in capital	Other reserves2)	Retained earnings	Total	Minority interest	Total equity

Opening balance, January 1, 2004	1,621	2,829	—	21,494	25,944	27	25,971

Exchange differences on transaction of foreign operations	—	—	-489	—	-489	—	-489
Net income recognized directly in equity	—	—	-489	—	-489	—	-489
Income for the period	—	—	—	3,260	3,260	-1	3,259
Total recognized income and expenses for the period	—	—	-489	3,260	2,771	-1	2,770
Repurchase and sale of shares	—	—	—	-112	-112	—	-112
Redemption of shares	—	—	—	-3,042	-3,042	—	-3,042
Cancellation of shares	-76	76	—	—	—	—	—
Dividend SEK 6.50 per share	—	—	—	-1,993	-1,993	—	-1,993
Share-based payment	—	—	—	42	42	—	42
Acquisition of minority	—	—	—	16	16	-16	—

Total transactions with shareholders	-76	76	—	-5,089	-5,089	-16	-5,105

Closing balance, December 31, 2004	1,545	2,905	-489	19,665	23,626	10	23,636
Effects of changes in accounting principles	—	—	7	-9	-2	—	-2

Opening balance January 1, 2005, after changes in accounting principles	1,545	2,905	-482	19,656	23,624	10	23,634

Available for sale instruments
Gain/loss taken to equity	—	—	24	—	24	—	24
Transferred to income statement on sale	—	—	—	—	—	—	—
Cash-flow hedges
Gain/loss taken to equity	—	—	16	—	16	—	16
Transferred to income statement on sale	—	—	-7	—	-7	—	-7
Exchange differences on translation of foreign operations
Revaluation of opening balance	—	—	2,520	—	2,520	—	2,520
Equity hedge	—	—	-615	—	-615	—	-615
Translation difference	—	—	197	—	197	—	197
Share-based payment	—	—	—	72	72	—	72

Income for the period recognized directly in equity	—	—	2,135	72	2,207	—	2,207

Income for the period	—	—	—	1,763	1,763	—	1,763

Total recognized income and expenses for the period	—	—	2,135	1,835	3,970	—	3,970

Divestment of minority	—	—	—	—	—	-9	-9
Repurchase and sale of shares	—	—	—	331	331	—	331
Dividend SEK 7.00 per share	—	—	—	-2,038	-2,038	—	-2,038

Total transactions with equity holders	—	—	—	-1,707	-1,707	-9	-1,716

Closing balance, December 31, 2005	1,545	2,905	1,653	19,784	25,887	1	25,888

Restricted reserves on December 31, 2003 were SEK 11,711m. The amount is transmitted in the following way: SEK 2,829m is transmitted to Other paid-in capital, SEK 8,882m to Retained earnings.

1)	For more information, see Note 20.

2)	For more information, see Note 18.
The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Amounts in SEK million, unless otherwise stated
Note 1 Accounting and valuation principles
Basis of Preparation
          The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. Some additional information is disclosed based on the standard RR 30 from the Swedish Financial Accounting Standards Council. As required by IAS 1, Electrolux companies apply uniform accounting rules, irrespective of national legislation, as defined in the Electrolux Accounting Manual, which is fully compliant with IFRS. The policies set out below have been consistently applied to all years presented except for those relating to the classification and measurement of financial instruments. The Group has made use of the exemption available under IFRS 1 to only apply IAS 32 and IAS 39 from January 1, 2005. The policies applied to financial instruments for 2004 and 2005 are disclosed separately below.
Principles applied for consolidation
          The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group, whereby the assets and liabilities in a subsidiary on the date of acquisition are recognized and measured to determine the acquisition value to the Group.
          If the cost of the business combination exceeds the fair value of the identifiable assets, liabilities and contingent liabilities, the difference is recognized as goodwill. If the fair value of the acquired net assets exceeds the cost of the business combination, the acquirer must reassess the identification and measurement of the acquired assets. Any excess remaining after that reassessment must be recognized immediately in profit or loss. The consolidated income for the Group includes the income statements for the Parent Company and its direct and indirect owned subsidiaries after
•	elimination of intra-group transactions balances and unrealized intra-group profits

•	depreciation and amortization of acquired surplus values.
Definition of Group companies
          The consolidated financial statements include AB Electrolux and all companies in which the Parent Company has the power to govern the financial and operating policies, generally accompanying a shareholding of more than 50% of the voting rights referring to all shares and participations.
          The following applies to acquisitions and divestments during the year:
•	Companies acquired during the year have been included in the consolidated income statement as of the date when Electrolux gains control.

•	Companies divested during the year have been included in the consolidated income statement up to and including the date when Electrolux loses control.
          At year-end 2005, the Group comprised 355 (358) operating units, and 281 (276) companies.
Associated companies
          Associates are all companies over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associated companies have been reported according to the equity method. This means that the Group’s share of income after taxes in an associated company is reported as part of the Group’s operating income. Investments in such a company are reported initially at cost, increased, or decreased to recognize the Group’s share of the profit or loss of the associated company after the date of acquisition. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate. Gains or losses on transactions with associated companies, if any, have been recognized to the extent of unrelated investors’ interests in the associate.

Related party transactions
          All transactions with related parties are carried out on an arms-length basis.
Foreign currency translations
          Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions.
          The consolidated financial statements are presented in SEK, which is the Group’s functional and presentation currency.
          The balance sheets of foreign subsidiaries have been translated into Swedish krona at year-end rates. Income statements have been translated at the average rates for the year. Translation differences thus arising have been taken directly to equity.
          Prior to consolidation, the financial statements of subsidiaries in countries with highly inflationary economies and whose functional currency is other than the local currency have been remeasured into their functional currency and the exchange-rate differences arising from that remeasurement have been charged to income. When the functional currency is the local currency, the financial statements have been restated in accordance with IAS 29.
          When a foreign operation is sold, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sales.
          Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.
From January 1, 2005, the Group uses foreign-exchange derivative contracts and loans in foreign currencies in hedging certain net foreign investments. Exchange-rate differences related to these contracts and loans have been charged to Group equity, to the extent to which there are corresponding translation differences.
Segment reporting
          The Group’s primary segments (business areas) basically follow the internal management of the Group, which are the basis for identifying the predominant source and nature of risks and differing rates of return facing the entity, and are based on the different business models for end-customers, indoor and outdoor users. The secondary segments are based on the Group’s consolidated sales per geographical market.
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
          Sales are recorded net of VAT (Value-Added Tax), specific sales taxes, returns, and trade discounts. Revenues arise from sales of finished products. Sales are recognized when the significant risks and rewards connected with ownership of the goods have been transferred to the buyer and the Group retains neither a continuing right to dispose of the goods, nor effective control of those goods and when the amount of revenue can be measured reliably. This means that sales are recorded when goods have been put at the disposal of the customers in accordance with agreed terms of delivery. Revenues from services are recorded when the service, such as installation or repair of products, has been performed.
Government grants
          Government grants relate to financial grants from governments, public authorities, and similar local, national, or international bodies. These are recognized when there is a reasonable assurance that the Group will comply with the conditions attaching to them, and that the grants will be received. Government grants related to assets are included in the balance sheet as deferred income and recognized as income over the useful life of the assets. In 2005, Government grants recognized in the balance sheet amounted to SEK 40m (43). Government grants that relate to expenses are recognized in the income statement as a deduction of the related expense. In 2005, these grants amounted to SEK 16m (36).
Items-affecting comparability
          This item includes events and transactions with significant effects, which are relevant for understanding the financial performance when comparing income for the current period with previous periods, including:
•	Capital gains and losses from divestments of product groups or major units

•	Closedown or significant down-sizing of major units or activities

•	Restructuring initiatives with a set of activities aimed at reshaping a major structure or process

•	Significant impairment

•	Other major non-recurring costs or income
Borrowing costs
          Borrowing costs are recognized as an expense in the period in which they are incurred.
Taxes
          Taxes include current and deferred taxes applying the liability method (which is sometimes known as the balance sheet liability method). Deferred taxes are calculated using enacted tax rates. Taxes incurred by the Electrolux Group are affected by appropriations and other taxable (or tax-related) transactions in the individual Group companies. They are also affected by utilization of tax losses carried forward referring to previous years or to acquired companies. This applies to both Swedish and foreign Group companies. Deferred tax assets on tax losses and temporary differences are recognized to the extent it is probable that they will be utilized in future periods. Deferred tax assets and deferred tax liabilities are shown net when they refer to the same taxation authority and when a company or a group of companies, through tax consolidation schemes, etc., have a legally enforceable right to set off tax assets against tax liabilities.
          A comparison of the Group’s theoretical and actual tax rates and other disclosures are provided in Note 10.
Monetary assets and liabilities in foreign currency
          Monetary assets and liabilities denominated in foreign currency are valued at year-end exchange rates and the exchange-rate differences are included in the income statement, except when deferred in equity for the effective part of qualifying net-investment hedges.
Intangible fixed assets
Goodwill

          Goodwill is reported as an indefinite life intangible asset at cost less accumulated impairment losses.
          The value of goodwill is continuously monitored, and is tested for yearly impairment or more often if there is indication that the asset might be impaired. Goodwill is allocated to the cash generating units that are expected to benefit from the combination.
Trademarks
          Trademarks are shown at historical cost. The useful life of the right to use the Electrolux brand in North America, acquired in May 2000, is regarded as an indefinite life intangible asset and is not amortized but tested for impairment annually and whenever there is an indication that the intangible asset may be impaired. One of the Group’s key strategies is to develop Electrolux into the leading global brand within the Group’s product categories. This acquisition has given Electrolux the right to use the Electrolux brand worldwide. All other trademarks are amortized over their useful lives, estimated to 10 years.
Product development expenses
          Electrolux capitalizes certain development expenses for new products provided that the level of certainty of their future economic benefits and useful life is high. The intangible asset is only recognized if the product is sellable on existing markets and that resources exist to complete the development. Only expenditures, which are directly attributable to the new product’s development, are recognized. Capitalized development costs are amortized over their useful lives, between 3 to 5 years. The assets are tested for impairment annually and whenever there is an indication that the intangible asset may be impaired.
Computer software
          Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over useful lives, between 3 to 5 years. Computer software is tested for impairment annually and whenever there is an indication that the intangible asset may be impaired.
Property, plant and equipment
          Property, plant, and equipment are stated at historical cost less accumulated depreciation, adjusted for any impairment charges. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and are of material value. All other repairs and maintenance are charged to the income statement during the period in which they are incurred. Land is not depreciated as it is considered to have an endless useful period, but otherwise depreciation is based on the following estimated useful lives:

Buildings and land improvements	10–40 years
Machinery and technical installations	3–15 years
Other equipment	3–10 years
Impairment of long-lived assets
          At each balance sheet date, the Group assesses whether there is any indication that any of the company’s fixed assets are impaired. If any such indication exists, the company estimates the recoverable amount of the asset. The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use. An impairment loss is recognized by the amount of which the carrying amount of an asset exceeds its recoverable amount, which is the higher of an asset’s fair value less cost to sell and value in use. The discount rates used reflect the cost of capital and other financial parameters in the country or region where the asset is in use. For the purposes of assessing impairment, assets are grouped in cash-generating units, which are the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.
Classification of financial assets

          New accounting principles are adopted as from January 1, 2005. Previous accounting principles are described in New accounting principles as from 2005.
          The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments; and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.
Financial assets at fair value through profit or loss
          This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorized as held for trading, presented under derivatives in the balance sheet, unless they are designated as hedges. Assets in this category are classified as current assets if they either are held for trading or are expected to be realized within 12 months of the balance sheet date.
Loans and receivables
          Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet.
Held-to-maturity investments
          Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that management has the positive intention and ability to hold to maturity. During the year, the Group did not hold any investments in this category.
Available-for-sale financial assets
          Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets as financial assets unless management intends to dispose of the investment within 12 months of the balance sheet date.
          Regular purchases and sales of investments (financial assets) are recognized on trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortized cost using the effective interest method. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets at fair value through profit or loss category are included in the income statement in the period in which they arise and reported as operating result. Unrealized gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognized in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities and reported as operating result.
          The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash-flow analysis, and option-pricing models refined to reflect the issuer’s specific circumstances.
          The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement are not reversed through the income statement.
Leasing

          A finance lease is a lease that transfers substantially all the risks and rewards incidental to ownership of an asset. Title may or may not eventually be transferred. An operating lease is a lease other than a finance lease. Assets under financial leases in which the Group is a lessee are recognized in the balance sheet and the future leasing payments are recognized as a loan. Expenses for the period correspond to depreciation of the leased asset and interest cost for the loan. The Group’s activities as a lessor are not significant.
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
          The leased assets are depreciated over its useful lifetime. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the assets are fully depreciated over the shorter of the lease term and its useful life.
Inventories
          Inventories and work in progress are valued at the lower of acquisition cost and net realizable value. Net realizable value is defined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale at market value. The cost of inventories is assigned by using the weighted average cost formula. Appropriate provisions have been made for obsolescence.
Trade receivables
          The accounting policy for the year ended December 31, 2004, was the same under Swedish GAAP.
          Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The change in amount of the provision is recognized in the income statement.
Cash and cash equivalents
          Cash and cash equivalents consist of cash on hand, bank deposits and other short-term highly liquid investments with a maturity of three months or less.
Provisions
          Provisions are recognized when the Group has a present obligation as a result of a past event, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized, as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date. Where the effect of time value of money is material, the amount recognized is the present value of the estimated expenditures.
          Provisions for warranty are recognized at the date of sale of the products covered by the warranty and are calculated based on historical data for similar products.
          Restructuring provisions are recognized when the Group has adopted a detailed formal plan for the restructuring and has, either started the plan implementation, or communicated its main features to those affected by the restructuring.
Pensions and other post-employment benefits
          Pensions and other post-employment benefit plans are classified as either defined contribution or defined benefit plans.

          Under a defined contribution plan, the company pays fixed contributions into a separate entity and will have no legal obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits. Contributions are expensed when they are due.
          All other pensions and other post-employment benefit plans are defined benefit plans. The Projected Unit Credit Method is used to measure the present value of its obligations and costs. The calculations are made annually using actuarial assumptions determined close at the balance sheet date. Changes in the present value of obligations due to revised actuarial assumptions are treated as actuarial gains or losses and are amortized over the employees’ expected average remaining working lifetime in accordance with the corridor approach. Differences between expected and actual return on plan assets are treated as actuarial gains or losses.
          Net provisions for post-employment benefits in the balance sheet represent the present value of the Group’s obligations at year-end less market value of plan assets, unrecognized actuarial gains and losses and unrecognized past-service costs.
Borrowings
          The accounting policy for the year ended December 31, 2004, was the same under Swedish GAAP. Borrowings are initially recognized at fair value net of transaction costs incurred. After initial recognition, borrowings are valued at amortized cost using the effective interest method.
Accounting for derivative financial instruments and hedging activities
          New accounting principles are adopted as from January 1, 2005. Previous accounting principles are described in New accounting principles as from 2005.
          Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: hedges of the fair value of recognized assets or liabilities or a firm commitment (fair-value hedges); hedges of highly probable forecast transactions (cash-flow hedges); or hedges of net investments in foreign operations.
          The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
          The fair values of various derivative instruments used for hedging purposes are disclosed in Note 17. Movements on the hedging reserve in shareholder’s equity are shown in the consolidated statement of changes in equity.
Fair-value hedge
          Changes in the fair value of derivatives that are designated and qualify as fair-value hedges are recorded as financial items in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.
          If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used, is amortized to profit or loss over the period of maturity.
Cash-flow hedge
          The effective portion of change in the fair value of derivatives that are designated and qualify as cash-flow hedges are recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in the income statement as financial items.
          Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.
Net-investment hedge
          Hedges of net investments in foreign operations are accounted for similarly to cash-flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in equity; the gain or loss relating to the ineffective portion is recognized immediately in the income statement as financial items.
          Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of, or when a partial disposal occurs.
Derivatives that do not qualify for hedge accounting
          Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in the income statement as financial items.
Share-based compensation
          IFRS 2 is applied for share-based compensation programs granted after November 7, 2002, and that had not vested on January 1, 2005. The instruments granted are either share options or shares, depending on the program. An estimated cost for the granted instruments, based on the instruments’ fair value at grant date, and the number of instruments expected to vest is charged to the income statement over the vesting period. The fair value of share options is calculated using a valuation technique, which is consistent with generally accepted valuation methodologies for pricing financial instruments and takes into consideration factors that knowledgeable, willing market participants would consider in setting the price. The fair value of shares is the market value at grant date, adjusted for the discounted value of future dividends. For Electrolux, the share-based compensation programs are classified as equity-settled transactions, which mean that the cost of the granted instrument’s fair value at grant date is recognized over the vesting period (3 years).
          In addition, the Group provides for employer contributions expected to be paid in connection with the share-based compensation programs. The costs are charged to the income statement over the vesting period. The provision is periodically revalued based on the fair value of the instruments at each closing date. For details of the share-based compensation programs, please refer to Note 21.
Cash flow
          The cash-flow statement has been prepared according to the indirect method.

New accounting principles as from 2005
Financial instruments
          In January 1, 2005, the Group implemented the new accounting standard IAS 32, Financial Instruments: Disclosure and Presentation as endorsed by the EU. The introduction did not result in any reconciling items. On January 1, 2005, the Group implemented the new accounting standard IAS 39, Financial Instruments Recognition and Measurement as endorsed by the EU. The opening retained earnings at January 1, 2005, were adjusted and no restatement of comparative figures for 2004 has been made. No calculation of possible effects of IAS 39 on the 2004 financial statements has been made. If IAS 39 had been applied in 2004, the volatility in income, net borrowings, and equity would most probably have been higher. The main adjustments required to arrive at restatement of the comparative figures should have been the following:
•	Derivatives recognized at fair value instead of at the lower of cost or market.

•	Financial assets held for trading recognized at fair value instead of at the lowest of cost or market.

•	Financial liabilities which are hedged recognized at fair value instead of at amortized cost.
          Under IAS 39, all financial assets and liabilities including ordinary and embedded derivatives are recognized in the balance sheet. Financial instruments are classified in the following categories:
•	Financial assets at fair value through profit or loss

•	Loans and receivables

•	Held-to-maturity investments

•	Available for sale financial assets

•	Other liabilities
          Based on the classification of the financial instruments, different valuation rules apply. The valuation principles to be applied for the different categories of financial instruments are described in detail above.
          Financial assets are classified as current assets if they are held for trading or expected to be realized within 12 months of the balance sheet date.
Derivatives and hedge accounting
          The standard stipulates that all financial derivative instruments shall be classified as assets or liabilities at fair value through profit or loss and be recognized at fair value in the balance sheet. Changes in the fair value of derivative instruments shall be recognized in the income statement unless hedge accounting is applied. The standard allows for hedge accounting only if certain criteria are met, e.g., documentation, linking with exposure and effectiveness testing. In connection with cash flow and hedging of net-investment hedge accounting, changes in the fair value of the effective portion of derivative instruments are reported in equity until the hedged item is recognized in the income statement.
          The standard defines three types of hedging relationships:
•	Fair-value hedge, a hedge entered into to mitigate changes in an asset’s or liabilities fair value.

•	Cash-flow hedge, a hedge entered into to mitigate the risk of variability in the cash flows of a recognized asset or liability, or a highly probable forecast.

•	Net-investment hedge, a hedge entered into to mitigate the changes in fair value from foreign-exchange volatility of the value of the net investment in a foreign entity.
          Previously, fair value accounting of derivative instruments was not permitted and there was limited guidance on hedge accounting. Consequently, under previous rules the company deferred unrealized fair value gains and losses on its derivative instruments during the period of the hedge and recognized the effect at the time that the hedged transaction occurred. However, derivative instruments not held for hedging purposes were recognized at the lower of cost or market.
          On January 1, 2005, the Group recorded the fair value of all derivatives on the balance sheet with the net value affecting equity, SEK 445m was recorded as derivatives in current assets and SEK 447m was recorded as derivatives in financial liability. The net effect on equity was SEK -2m. The implementation of IAS 39 will introduce higher volatility in income, net borrowings and of the Group’s equity. This volatility cannot be predicted with certainty, but it is the target for the Group to achieve hedge accounting and limit the volatility of the income statement as far as possible to a justifiable cost.
IFRS transition effects on the consolidated opening balance, January 1, 2005, (SEKm)

	Closing		Opening
	balance after		balance after
	transition	IAS 39	transition

Non-current assets	25,623	—	25,623
Current assets	49,473	445	49,918

Total assets	75,096	445	75,541

Equity	23,636	-2	23,634
Provisions	14,012	—	14,012
Financial liabilities	9,843	447	10,290
Operating liabilities	27,605	—	27,605

Total equity and liabilities	75,096	445	75,541

New accounting principles
          The IASB has during 2005 issued a number of new standards, amendments to standards and interpretations that affect the Group in different degrees. While the Group has not yet evaluated the complete effect of the implementation of the new standards, the Group does not expect them to have any material impact in the Group’s financial position.
          The following new standards and interpretations could be applicable for the Group:
          IFRS 7 Financial Instruments: Disclosures. This standard supersedes IAS 30 Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and states principles for recognizing, measuring, and presenting financial assets and liabilities that complement those included in IAS 32, Financial Instruments: Presentation and IAS 39, Financial Instruments: Recognition and Measurement. IFRS 7 is effective for financial periods beginning on or after January 1, 2007.
          Amendment to IAS 1 Capital Disclosures requires that an entity shall disclose information that enables users of its financial statement to evaluate the entity’s objectives, policies, and processes for managing capital. This amendment is effective for annual periods beginning on or after January 1, 2007.
          Amendment to IAS 21 Net Investment in a Foreign Operation, which specifies the treatment of certain exchange differences. This amendment is effective for annual periods beginning on or after 1 January, 2006.
          IFRIC 4 Determining whether an Arrangement contains a Lease. It requires an assessment of whether: a) fulfillment of the arrangement is dependent on the use of a specific asset or assets, and b) the arrangement conveys a right to use the asset. IFRIC 4 is effective from January 1, 2006.
          IFRIC 7 Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies, which provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when that economy was not hyperinflationary in the prior period. This interpretation is effective for annual periods beginning on or after March 1, 2006.
          The International Financial Reporting Interpretations Committee (IFRIC) has also published IFRIC Interpretation 6, Liabilities arising from Participating in a Specific Market-Waste Electrical and Electronic Equipment.

Critical accounting policies and key sources of estimation uncertainty
Use of estimates
          Management of the Group has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.
          The discussion and analysis of our results of operations and financial condition are based on our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the EU. The preparation of these financial statements requires management to apply certain accounting methods and policies that may be based on difficult, complex or subjective judgments by management or on estimates based on experience and assumptions determined to be reasonable and realistic based on the related circumstances. The application of these estimates and assumptions affects the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of net sales and expenses during the reporting period. Actual results may differ from these estimates under different assumptions or conditions. Electrolux has summarized below the accounting policies that require more subjective judgment of the management in making assumptions or estimates regarding the effects of matters that are inherently uncertain.
Asset impairment
          All long-lived assets, including goodwill, are evaluated for impairment yearly or whenever events or changes in circumstances indicate that, the carrying amount of an asset may not be recoverable. An impaired asset is written down to its recoverable amount based on the best information available. Different methods have been used for this evaluation, depending on the availability of information. When available, market value has been used and impairment charges have been recorded when this information indicated that the carrying amount of an asset was not recoverable. In the majority of cases, however, market value has not been available, and the fair value has been estimated by using the discounted cash flow method based on expected future results. Differences in the estimation of expected future results and the discount rates used could have resulted in different asset valuations.
          Long-lived assets are depreciated on a straight-line basis over their estimated useful lives. Useful lives for property, plant, and equipment are estimated between 10-40 years for buildings, 3-15 years for machinery and technical installations and 3-10 year for other equipment. The net book value for property, plant, and equipment in 2005 amounted to SEK 18,622m. The net book value for goodwill at year-end amounted to SEK 3,872m. Management regularly reassesses the useful life of all significant assets. Management believes that any reasonably possible change in the key assumptions on which the asset’s recoverable amounts are based would not cause their carrying amounts to exceed their recoverable amounts.
Deferred taxes
          In the preparation of the financial statements, Electrolux estimates the income taxes in each of the taxing jurisdictions in which the Group operates as well as any deferred taxes based on temporary differences. Deferred tax assets relating mainly to tax loss carry-forwards and temporary differences are recognized in those cases when future taxable income is expected to permit the recovery of those tax assets. Changes in assumptions in the projection of future taxable income as well as changes in tax rates could result in significant differences in the valuation of deferred taxes. As of December 31, 2005, Electrolux had a net amount of SEK 1,533m recognized as deferred taxes. The Group had tax loss carry-forwards and other deductible temporary differences of SEK 4,854m, which have not been included in computation of deferred tax assets.
Trade receivables
          Receivables are reported net of allowances for doubtful receivables. The net value reflects the amounts that are expected to be collected, based on circumstances known at the balance sheet date. Changes in circumstances such as higher than expected defaults or changes in the financial situation of a significant customer could lead to significantly different valuations. At year-end, trade receivables, net of provisions for doubtful accounts, amounted to SEK 24,269m. The total provision for bad debts at year-end was SEK 683m.

Pensions and other post-employment benefits
          Electrolux sponsors defined benefit pension plans for some of its employees in certain countries. The pension calculations are based on assumptions about expected return on assets, discount rates and future salary increases. Changes in assumptions affect directly the service cost, interest cost and expected return on assets components of the expense. Gains and losses which result when actual returns on assets differ from expected returns, and when actuarial liabilities are adjusted due to experienced changes in assumptions, are subject to amortization over the expected average remaining working life of the employees using the corridor approach. Expected return on assets used in 2005 was 6.4% based on historical results. A reduction by 1% would have increased the net pension cost in 2005 by approximately SEK 120m. The discount rate used to estimate liabilities at the end of 2004 and the calculation of expenses during 2005 was 4.6%. A decrease of such rate by 0.5% would have increased the service cost component of expense by approximately SEK 120m.
Restructuring
          Restructuring charges include required write-downs of assets and other non-cash items, as well as estimated costs for personnel reductions. The charges are calculated based on detailed plans for activities that are expected to improve the Group’s cost structure and productivity. The restructuring activities are planned based on certain expectations about future capacity needs and different expectations would have resulted in materially different charges. The restructuring programs announced during 2005 had a total charge against operating income of SEK 2,601m.
Warranties
          As it is customary in the industry in which Electrolux operates, many of the products sold are covered by an original warranty, which is included in the price and which extends for a predetermined period of time. Reserves for this original warranty are estimated based on historical data regarding service rates, cost of repairs, etc. Additional reserves are created to cover goodwill warranty and extended warranty. While changes in these assumptions would result in different valuations, such changes are unlikely to have a material impact on the Group’s results or financial situation. As of December 31, 2005, Electrolux had a provision for warranty commitments amounting to SEK 1,832m.
Accrued expenses – Long Term Incentive Programs
          Electrolux records a provision for the expected employer contributions (social security charges) arising when the employees exercise their options under the 2000-2003 Employee Option Programs or receive shares under the 2004-2005 Performance Share Programs. Employer contributions are paid based on the benefit obtained by the employee when exercising the options or receiving shares. The establishment of the provision requires the estimation of the expected future benefit to the employees. Electrolux bases these calculations on a valuation made the using the Black & Scholes model, which requires a number of estimates that are inherently uncertain. The uncertainty is due to the unknown share price at the time of payment for option and performance share programs.
Provision for future waste under the WEEE Directive
          Provisions are made for all products sold in the countries where the WEEE (Waste Electrical and Electronic Equipment) Directive has been enforced. The provisions are based on assumptions on future recycling costs, future collection rates, etc. These assumptions are inherently uncertain since they apply to the situation many years into the future and since the WEEE Directive was enforced as from August 2005, which means that the Group has only limited experience of the effects.

Note 2 Financial Risk Management
Financial risk management
          The Group is exposed to a number of risks relating to financial instruments including, for example, liquid funds, trade receivables, customer financing receivables, payables, borrowings, and derivative instruments. The risks associated with these instruments are, primarily:
•	Interest-rate risk on liquid funds and borrowings

•	Financing risks in relation to the Group’s capital requirements

•	Foreign-exchange risk on earnings and net investments in foreign subsidiaries

•	Commodity-price risk affecting the expenditure on raw materials and components for goods produced

•	Credit risk relating to financial and commercial activities
          The Board of Directors of Electrolux has approved a financial policy as well as a credit policy for the Group to manage and control these risks. Each business sector has specific financial and credit policies approved by each sector-board (hereinafter all policies are referred to as the Financial Policy). These risks are to be managed by amongst others the use of derivative financial instruments according to the limitations stated in the Financial Policy. The Financial Policy also describes the management of risks relating to pension fund assets.
          The management of financial risks has largely been centralized to Group Treasury in Stockholm. Local financial issues are managed by four regional treasury centers located in Europe, North America, Asia/ Pacific and Latin America. Measurement of risk in Group Treasury is performed by a separate risk controlling function on a daily basis. Furthermore, there are guidelines in the Group’s policies and procedures for managing operating risk relating to financial instruments by, e.g., segregation of duties and power of attorney.
          Proprietary trading in currency, commodities, and interest-bearing instruments is permitted within the framework of the Financial Policy. This trading is primarily aimed at maintaining a high quality of information flow and market knowledge to contribute to the proactive management of the Group’s financial risks.
Interest-rate risk on liquid funds and borrowings
          Interest-rate risk refers to the adverse effects of changes in interest rates on the Group’s income. The main factors determining this risk include the interest-fixing period.
Liquid funds
          Liquid funds consist of cash on hand, bank deposits, accrued interest income and prepaid interest expense and other short-term investments. Electrolux goal is that the level of liquid funds including unutilized committed short-term credit facilities shall correspond to at least 2.5% of annualized net sales. In addition, net liquid funds (defined as liquid funds less short-term borrowings) shall exceed zero, taking into account fluctuations arising from acquisitions, divestments, and seasonal variations. Investment of liquid funds is mainly made in interest-bearing instruments with high liquidity and with issuers with a long-term rating of at least A- as defined by Standard & Poor’s or similar.
Interest-rate risk in liquid funds
          Group Treasury manages the interest-rate risk of the investments in relation to a benchmark position defined as a one-day holding period. Any deviation from the benchmark is limited by a risk mandate. Derivative financial instruments like Futures and Forward-Rate Agreements are used to manage the interest-rate risk. The holding periods of investments are mainly short-term. The major portion of the investments is made with maturities between 0 and 3 months. A downward shift in the yield curves of one-percentage point would reduce the Group’s interest income by approximately SEK 40m (70). For more information, see Note 17.
Borrowings
          The debt financing of the Group is managed by Group Treasury in order to ensure efficiency and risk control. Debt is primarily taken up at the parent company level and transferred to subsidiaries as internal loans or capital injections. In this process, various swap instruments are used to convert the funds to the required currency. Short-term financing is also undertaken locally in subsidiaries where there are capital restrictions. The Group’s borrowings contain no terms (financial triggers) for premature cancellation based on rating. For more information, see Note 17.
Interest-rate risk in long-term borrowings
          The Financial Policy states for the year 2005 that the benchmark for the long-term loan portfolio is an average interest-fixing period of one year. The benchmark has, however, been changed by the end of year 2005 and as from the January 1, 2006, the benchmark for the long-term loan portfolio is an average interest-fixing period of six months. Group Treasury can choose to deviate from this benchmark on the basis of a risk mandate established by the Board of Directors. However, the maximum fixed-rate period is three years. Derivatives, such as interest-rate swap agreements, are used to manage the interest-rate risk by changing the interest from fixed to floating or vice versa. On the basis of 2005 volumes and interest fixing, a one-percentage point shift in interest rates paid would impact the Group’s interest expenses by approximately SEK +/–30m (20) in 2005. This calculation is based on a parallel shift of all yield curves simultaneously by one-percentage point. Electrolux acknowledges that the calculation is an approximation and does not take into consideration the fact that the interest rates on different maturities and different currencies might change differently.
Credit ratings
          Electrolux has Investment Grade ratings from Moody’s and Standard & Poor’s. The long-term ratings from both rating institutions remained unchanged during the year, but Moody’s outlook was changed from stable to negative in the beginning of 2005.
Ratings

	Long- term debt	Outlook	Short-term debt	Short-term debt, Sweden

Moody’s	Baa1	Negative	P-2
Standard & Poor’s	BBB+	Stable	A-2	K-1
Financing risk
          Financing risk refers to the risk that financing of the Group’s capital requirements and refinancing of existing loans could become more difficult or more costly. This risk can be decreased by ensuring that maturity dates are evenly distributed over time, and that total short-term borrowings do not exceed liquidity levels. The net borrowings (i.e., total borrowing less liquid funds), excluding seasonal variances, shall be long-term according to the Financial Policy. The Group’s goals for long-term borrowings include an average time to maturity of at least two years, and an evenly spread of maturities. A maximum of 25% of the borrowings are normally allowed to mature in a 12-month period. Exceptions are made when the net borrowing position of the Group is small. For more information, see Note 17.
Foreign-exchange risk
          Foreign-exchange risk refers to the adverse effects of changes in foreign-exchange rates on the Group’s income and equity. In order to manage such effects, the Group covers these risks within the framework of the Financial Policy. The Group’s overall currency exposure is managed centrally.
          The major currencies that Electrolux is exposed to are the US dollar, the euro, the Canadian dollar, and the British pound. Other significant exposures are the Danish krona, the Australian dollar, and various Eastern European currencies.
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
Translation exposure from consolidation of entities outside Sweden
          Changes in exchange rates also affect the Group’s income in connection with translation of income statements of foreign subsidiaries into Swedish krona. Electrolux does not hedge such exposure. The translation exposures arising from income statements of foreign subsidiaries are included in the sensitivity analysis mentioned below.
Foreign-exchange sensitivity from transaction and translation exposure
          Electrolux is particularly exposed to changes in exchange rates between Swedish krona and the US dollar, the euro, the Canadian dollar and the British pound. For example, a change up or down by 10% in the value of each of the USD, EUR, CAD, and GBP against the SEK would affect the Group’s income after financial items for one year by approximately SEK +/–600m, as a static calculation. The model assumes the distribution of earnings and costs effective at year-end 2005 and does not include any dynamic effects, such as changes in competitiveness or consumer behavior arising from such changes in exchange rates.
Exposure from net investments (balance sheet exposure)
          The net of assets and liabilities in foreign subsidiaries constitutes a net investment in foreign currency, which generates a translation difference in connection with consolidation. This exposure can have an impact on the Group’s equity, and thus capital structure, and is hedged according to the financial policy. The Policy stipulates the extent to which the net investments can be hedged and also sets the benchmark for risk measurement. The benchmark for hedging net investments is based on a target capitalization for different countries depending on the character of Electrolux investments in each country, i.e. investments in fixed assets or in more short-term assets. Countries (read: currencies) with a capitalization above the target level are hedged with borrowings and foreign-exchange derivative contracts. This means that the decline in value of a net investment, resulting from a rise in the exchange rate of the Swedish krona, is offset by the exchange gain on the Parent Company’s borrowings and foreign- exchange derivative contracts, and vice versa. Group Treasury is allowed to deviate from the benchmark under a given risk mandate. Hedging of the Group’s net investments is implemented within the Parent Company in Sweden.
Commodity-price risks
          Commodity-price risk is the risk that the cost of direct and indirect materials could increase as underlying commodity prices rise in global markets. The Group is exposed to fluctuations in commodity prices through agreements with suppliers, whereby the price is linked to the raw material price on the world market. This exposure can be divided into direct commodity exposure, which refers to pure commodity exposures, and indirect commodity exposures, which is defined as exposure arising from only part of a component. Commodity-price risk is mainly managed through contracts with the suppliers.
Credit risk
Credit risk in financial activities
          Exposure to credit risks arises from the investment of liquid funds, and as counterpart risks related to derivatives. In order to limit exposure to credit risk, a counterpart list has been established which specifies the maximum permissible exposure in relation to each counterpart. The Group strives for arranging master netting agreements (ISDA) with the counterparts for derivative transactions and has established such agreements with the majority of the counterparts, i.e., if counterparty will default assets and liabilities will be netted.
Credit risk in accounts receivable
          Electrolux sells to a substantial number of customers in the form of large retailers, buying groups, independent stores, and professional users. Sales are made on the basis of normal delivery and payment terms, if they are not included in Customer Financing operations in the Group. Customer Financing solutions are also arranged outside the Group. The Credit Policy of the Group ensures that the management process for customer credits includes customer rating, credit limits, decision levels and management of bad debts. The Board of Directors decides on customer credit limits that exceed SEK 300m. There is a concentration of credit exposures on a number of customers in, primarily, USA and Europe. For more information, see Note 16.

Note 3 Segment information
          The segment reporting is divided into primary and secondary segments, where the seven business areas serve as primary segments and geographical areas as secondary segments.
Primary reporting format — Business areas
          Business Area Indoor Products comprise operations in appliances, floor-care products and professional operations in food-service equipment and laundry equipment. The operations are classified in five segments. Products for the consumer market, i.e., appliances and floor-care products are reported in four geographical segments: Europe; North America; Latin America and Asia/Pacific, while professional products are reported separately. Operation within appliances comprise mainly major appliances, i.e., refrigerators, freezers, cookers, dryers, washing machines, dishwashers, room air-conditioners and microwave ovens.
          Business Area Outdoor Products comprise garden equipment for the consumer market and professional outdoor products. Outdoor Products are classified in two segments: Consumer products and Professional products. Consumer products comprise garden equipment and light-duty chainsaws. Professional products comprise high performance chainsaws, clearing saws, professional lawn and garden equipment, as well as power cutters, diamond tools, and related equipment for cutting of, e.g., concrete and stone.
          Financial information related to the above business areas is reported below.

	Net sales		Operating income
	2005	2004	2005	2004

Indoor Products
Consumer durables Europe	43,755	42,703	2,602	3,130
North America	35,134	30,767	1,444	1,116
Latin America	5,819	4,340	123	135
Asia/Pacific	9,276	9,139	13	-289
Professional products	6,686	6,440	463	445

Total Indoor Products	100,670	93,389	4,645	4,537

Outdoor Products
Consumer products	18,360	17,579	1,372	1,607
Professional products	10,408	9,623	1,739	1,521

Total Outdoor Products	28,768	27,202	3,111	3,128

Other	31	60	—	—
Common Group costs	—	—	-794	-898
Total, excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments)	—	—	6,962	6,767
Items affecting comparability	—	—	-3,020	-1,960

Total	129,469	120,651	3,942	4,807

	Assets		Liabilities		Capital expenditure		Cash flow1)

	2005	2004	2005	2004	2005	2004	2005	2004

Indoor Products
Consumer durables
Europe	24,989	23,432	18,927	17,267	1,872	1,561	2,058	2,531
North America	16,336	11,848	6,407	5,202	1,108	1,439	-453	886
Latin America	4,158	2,832	1,853	1,068	167	119	179	-391
Asia/ Pacific	5,581	5,373	1,965	2,043	328	319	32	-464
Professional products	3,597	3,124	2,307	2,102	156	144	237	400

Total Indoor Products	54,661	46,609	31,459	27,682	3,631	3,582	2,053	2,962

Outdoor Products
Consumer products	9,626	7,971	3,907	3,325	777	517	980	1,315
Professional products	6,642	5,739	2,016	1,834	334	393	1,560	1,656

Total Outdoor Products	16,268	13,710	5,923	5,159	1,111	910	2,540	2,971

Other2)	2,964	3,141	3,497	3,395	23	23	-1,477	3
Items affecting comparability	2,028	2,145	6,877	5,381	—	—	-807	-736

	75,921	65,605	47,756	41,617	4,765	4,515	2,309	5,200

Liquid assets	5,582	8,702	—	—	—	—	—	—
Interest-bearing receivables	1,055	789	—	—	—	—	—	—
Interest-bearing liabilities	—	—	8,914	9,843	—	—	—	—
Equity	—	—	25,888	23,636	—	—	—	—
Financial items	—	—	—	—	—	—	-670	-303
Taxes paid	—	—	—	—	—	—	-926	-1,673

Total	82,558	75,096	82,558	75,096	4,765	4,515	713	3,224

1)	Cash flow from operations and investments.

2)	Includes common Group services such as Holding and Treasury as well as customer financing activities.
          The segments are responsible for the management of the operational assets and their performance is measured at the same level, while the financing is managed by Group Treasury at Group or country level. Consequently, liquid assets, interest-bearing receivables, interest-bearing liabilities, and equity are not allocated to the business segments.
          In the internal management reporting, items affecting comparability are not included in the segments. The table specifies the segments to which they correspond.

Items affecting comparability

	Impairment/restructuring		Other
	2005	2004	2005	2004

Indoor Products
Consumer durables
Europe	-2,523	-437	—	—
North America	-38	-1,132	—	-239
Latin America	—	—	—	—
Asia/Pasific	—	-103	-419	—
Professional products	—	-49	—	—

Total Indoor Products	-2,561	-1,721	-419	-239

Outdoor products
Consumer products	-40	—	—	—
Professional products	—	—	—	—

Total Outdoor Products	-40	—	—	—

Other	—	—	—	—

Total	-2,601	-1,721	-419	-239

     Inter-segment sales exist only within Indoor consumer products with the following split:

	2005	2004

Europe	967	1,012
North America	825	559
Latin America	25	8
Asia/Pacific	33	37

Eliminations	-1,850	-1,616

Secondary reporting format — Geographical areas
     The Group’s business segments operate mainly in four geographical areas of the world; Europe, North America, Latin America and Asia/Pacific. Sales by market are presented below and show the Group’s consolidated sales by geographical market, regardless of where the goods were produced.
Sales, by geographical market

	2005	2004

Europe	59,640	57,383
North America	51,560	46,983
Latin America	6,945	5,272
Asia/Pacific	11,324	11,013

Total	129,469	120,651

Assets and capital expenditure, by geographical area

	Assets		Capital expenditure
	2005	2004	2005	2004

Europe	40,787	40,247	2,296	2,037
North America	28,692	24,424	1,367	1,483
Latin America	6,556	4,007	713	663
Asia/Pacific	6,523	6,418	389	332

Total	82,558	75,096	4,765	4,515

Note 4 Net sales and operating income
     Net sales in Sweden amounted to SEK 4,609m (4,294). Exports from Sweden during the year amounted to SEK 10,200m (9,816), of which SEK 8,142m (7,970) was to Group subsidiaries. Revenue rendered from service activities amounted to SEK 1,304m (1,209) for the Group.
     Operating income includes net exchange-rate differences in the amount of SEK 78m (249). The Group’s Swedish factories accounted for 7.3% (7.5) of the total value of production. Costs for research and development for the Group amounted to SEK 1,698m (1,566) and are included in Cost of goods sold.
     Depreciation and amortization charge for the year amounted to SEK 3,410m (3,023). Salaries, remuneration and employer contribution amounted to SEK 22,421m (22,656) and expenses for pensions and other post-employment benefits amounted to SEK 1,172m (901).
Note 5 Other operating income

	2005	2004

Gain on sale of
Tangible fixed assets	192	91
Operations and shares	52	—
Shares of income in associated companies	4	27

Total	248	118

Note 6 Other operating expenses

	2005	2004

Loss on sale of
Tangible fixed assets	-35	-10
Operations and shares	-25	-42

Total	-60	-52

Note 7 Items affecting comparability

	2005	2004

Vacuum-cleaner lawsuit in USA	—	-239
Restructuring and impairment	-2,633	-1,760
Divestment of Indian operation	-419	—
Unused restructuring provisions reversed	32	39

Total	-3,020	-1,960

     Items affecting comparability in 2005 include costs for the closure of the following plants: the appliance plant in Nuremberg, Germany; the refrigerator plant in Fuenmayor, Spain; and the lawn-mower plant in Parabiago, Italy. It also contains the downsizing of the refrigerator plants in Florence, Italy, and Mariestad, Sweden. On July 7, 2005, the Group divested its Indian appliance operation, including all three production facilities, to the Indian industrial group Videocon. In 2005, unused amounts from previous restructuring programs have been reversed.
     In 2004, items affecting comparability included costs for the closure of the following plants: the vacuum-cleaner plant in El Paso, USA; the refrigerator plant in Greenville, USA; the vacuum-cleaner plant in Västervik, Sweden; the cooker plant in Reims, France; and the tumble-dryer factory in Tommerup, Denmark. Items affecting comparability also include costs relating to restructuring measures implemented within the Australian appliance operation as well as a settlement of a vacuum-cleaner lawsuit in the US. In 2004, unused amounts from previous restructuring programs have been reversed.

Note 8 Leasing
     At December 31, 2005, the Electrolux Group’s financial leases, recognized as tangible assets, consist of:

	2005	2004

Acquisition costs
Buildings	415	380
Machinery and other equipment	6	6

Closing balance, Dec. 31	421	386

Accumulated depreciation
Buildings	136	121
Machinery and other equipment	2	2

Closing balance, Dec. 31	138	123

Net book value, Dec. 31	283	263

     The future amount of minimum lease-payment obligations are distributed as follows:

			Present value
			of future financial
	Operating leases	Financial leases	lease payments

2006	976	18	17
2007–2010	1,951	45	39
2011–	685	47	34

Total	3,612	110	90

     Expenses in 2005 for rental payments (minimum leasing fees) amounted to SEK 1,193m (SEK 1,020m in 2004 and SEK 1,016m in 2003).
Operating leases
     Among the Group’s operating leases there are no material contingent expenses, nor any restrictions.
Financial leases
     Within the Electrolux Group, there are no financial non-cancelable contracts that are being subleased. There are no contingent expenses in the period’s results, nor any restrictions in the contracts related to leasing of facilities. The financial leases of facilities contain purchase options by the end of the contractual time. Today’s value of the future lease payments is SEK 90m.

Note 9 Financial income and expenses

	2005	2004

Financial income
Interest income
From subsidiaries	—	—
From others	233	580
Dividends
From subsidiaries	—	—
From others	3	3
Other financial income	4	—

Total financial income	240	583

Financial expenses
Interest expenses
To subsidiaries	—	—
To others	-986	-1,003
Exchange-rate differences
On other loans and borrowings, net	42	65
Other financial expenses	-23	—

Total financial expenses	-967	-938

     Interest income includes income from the Group’s Customer Financing operations in the amount of SEK 102m (108). Interest expenses to others (for the Group and the Parent Company) include premiums on forward contracts intended as hedges for foreign net investments that have been amortized as interest in the amount of SEK -311m (-327).
Note 10 Taxes

	2005	2004

Current taxes	-1,016	-1,305
Deferred taxes	-436	117
Other	—	-5

Total	-1,452	-1,193

     Current taxes include reduction of costs of SEK 13m (96) related to previous years. Deferred taxes include a positive effect of SEK 1m (26) due to changes in tax rates.

Theoretical and actual tax rates, %

	2005	2004

Theoretical tax rate	34.1	34.4
Losses for which deductions have not been made	26.4	6.5
Non-taxable income statement items, net	4.3	–0.2
Timing differences	4.1	–3.5
Utilized tax loss carry-forwards	-10.7	–1.0
Dividend tax	0.5	0.4
Other	-13.4	–11.5

Actual tax rate	45.2	27.8

     The decision to close the Nuremberg factory results in a tax loss carry-forward of SEK 1,504m, which has not been included in the computation of deferred tax assets in 2005, but increases the losses for which deductions have not been made with 20% in 2005.
     The theoretical tax rate for the Group is calculated on the basis of the weighted total Group net sales per country, multiplied by the local statutory tax rates. There are no major changes in statutory tax rates during 2005.
Tax loss carry-forwards
     As of December 31, 2005, the Group had tax loss carry-forwards and other deductible temporary differences of SEK 4,854m (4,245), which have not been included in computation of deferred tax assets. Of those tax loss carry-forwards will expire as follows:

2005
2006	42
2007	49
2008	117
2009	342
2010	352
And thereafter	17
Without time limit	3,935

Total	4,854

     As of December 31, 2005, the Group had deferred taxes recognized in equity of SEK 0m (26). Deferred taxes recognized in the income statement amounted to SEK -436m (117). Exchange-rate differences amounted to SEK 300m (-133).

Changes in deferred taxes (SEK million)

	2005	2004

Net deferred tax assets and liabilities Dec. 31, 2004	1,669	1,659

Recognized in equity	—	26

Liquid funds	—	26

Recognized in the income statement	-436	117

Fixed assets	-121	37
Inventories	-30	15
Current receivables	-14	6
Provision for pensions and similar commitments	-219	38
Other provisions	-34	10
Financial and operating liabilities	-18	11

Exchange rate differences	300	-133

Fixed assets	84	-42
Inventories	20	-17
Current receivables	10	-6
Provision for pensions and similar commitments	151	-43
Other provisions	23	-12
Financial and operating liabilities	12	-13

Net deferred tax assets and liabilities Dec. 31, 2005	1,533	1,669

Deferred tax assets and liabilities

	Assets		Liabilities		Net
	2005	2004	2005	2004	2005	2004

Fixed assets1)	821	372	1,681	1,550	-860	-1,178
Inventories	152	300	484	532	-332	-232
Current receivables	141	189	78	152	63	37
Provisions for pensions and similar commitments	2,080	2,221	622	458	1,458	1,763
Other provisions	700	631	132	309	568	322
Financial and operating liabilities	449	811	172	21	277	790
Other items	96	—	—	102	96	-102
Recognized unused tax losses	263	269	—	—	263	269
Tax assets and liabilities	4,702	4,793	3,169	3,124	1,533	1,669
Set-off of tax	-1,752	-1,872	-1,752	-1,872	—	—

Net deferred tax assets and liabilities	2,950	2,921	1,417	1,252	1,533	1,669

1)	Of which a net of SEK 74m refers to shares and participations.
     Deferred tax assets amounted to SEK 2,950m, whereof 717m will be utilized within 12 months. Deferred tax liabilities amounted to SEK 1,417m, whereof 183m will be utilized within 12 months.

Note 11 Intangible assets (SEK million)

		Product
	Goodwill	development	Software	Other(1)	Total

Acquisition costs

Opening balance, Jan. 1, 2004	3,532	515	149	901	5,097
Acquired during the year	41	—	—	232	273
Development	—	486	183	—	669
Fully amortized	—			-26	-26
Exchange-rate differences	-238	-32	-16	-14	-300

Closing balance, Dec. 31, 2004	3,335	969	316	1,093	5,713

Acquired during the year	—	—	—	60	60
Development	—	466	87	—	553
Fully amortized	—	-6	-19	-1	-26
Exchange-rate differences	537	91	31	82	741

Closing balance, Dec. 31, 2005	3,872	1,520	415	1,234	7,041

Accumulated amortization according to plan

Opening balance, Jan. 1, 2004	—	43	7	228	278

Amortization for the year	—	119	35	63	217
Fully amortized	—	—	—	-26	-26
Exchange-rate differences	—	-3	-3	-7	-13

Closing balance, Dec. 31, 2004	—	159	39	258	456
Amortization for the year	—	241	63	93	397
Fully amortized	—	-6	-19	-1	-26
Impairment	—	8	22	—	30
Exchange-rate differences	—	15	8	61	84

Closing balance, Dec. 31, 2005	—	417	113	411	941

Net book value, Dec. 31, 2004	3,335	810	277	835	5,257

Net book value, Dec. 31, 2005	3,872	1,103	302	823	6,100

(1)	Included in Other are trademarks of SEK 695m (716) and patents, licensees etc. amounted to SEK 128m (119).
Intangible assets with indefinite useful lives
     Electrolux has assigned indefinite useful lives to goodwill with a total carrying amount as per December 31, 2005, of SEK 3,872m and to the right to use the Electrolux brand in North America, SEK 423m. The allocation distribution (for impairment testing purposes) on cash-generating units of the significant amounts is shown in the table below. The carrying amounts of goodwill allocated to Consumer Indoor products in North America and Asia/Pacific and Consumer Outdoor products in North America are significant in comparison with the total carrying amount of goodwill.
All intangible assets with indefinite useful lives are tested for impairment at least once every year and single assets can be tested more often in case there are indications of impairment. The recoverable amounts of the operations have been determined based on value in use calculations. Value in use is estimated using the discounted cash-flow model on the strategic plans that are established for each cash-generating unit covering the coming three years, i.e. 2006 to 2008 in the plans used for the impairment tests made in the autumn of 2005. The strategic plans are built up from the strategic plans of the units within each business sector. The consolidated strategic plans of the business sectors are reviewed by Group Management and consolidated to a total strategic plan for Electrolux that is finally approved by the Electrolux Board of Directors. The cash flow of the third year is normally used for the fourth year and onwards. The pre-tax discount rates used in 2005 were for the main part within a range of 9% to 11%. Included in Other in the table is principally Latin America, for which the average discount rate is 25%. Management believes that any reasonably possible change in the key assumptions on which the cash-generating unit’s recoverable amounts are based would not cause their carrying amounts to exceed their recoverable amount.

		Electrolux	Weighted
	Goodwill	brand	Discount rate, %

Indoor product
Europe	382	—	9.0
North America	436	423	11.0
Asia/Pacific	1,239	—	11.0
Outdoor product
North America	1,728	—	11.0
Other	87	—	9.0 – 25.0

Total	3,872	423	9.0 – 25.0

Note 12 Property, plant and equipment (SEK million)

	Land and		Machinery		Construction
	land		and technical	Other	in progress
	improvements	Buildings	installations	equipment	and advances	Total

Acquisition costs

Closing balance, Dec. 31, 2003	1,369	8,637	29,196	2,393	1,205	42,800
Acquired during the year	69	227	743	209	3,267	4,515
Transfer of work in progress and advances	10	86	1,896	30	-2,022	—
Sales, scrapping, etc.	-50	-264	-1,130	-164	-15	-1,623
Exchange-rate differences	-28	-278	-1,109	-44	-246	-1,705

Closing balance, Dec. 31, 2004	1,370	8,408	29,596	2,424	2,189	43,987

Acquired during the year	66	427	1,100	123	3,049	4,765
Corporate divestments	-14	-117	-352	-35	-4	-522
Transfer of work in progress and advances	134	887	2,364	-43	-3,342	—
Sales, scrapping, etc.	-103	-399	-1,121	-269	24	-1,868
Exchange-rate differences	120	904	3,409	174	478	5,085

Closing balance, Dec. 31, 2005	1,573	10,110	34,996	2,374	2,394	51,447

Accumulated depreciation according to plan

Closing balance, Dec. 31, 2003	153	4,465	20,834	1,710	—	27,162
Depreciation for the year	8	280	2,278	240	—	2,806
Sales, scrapping, etc.	-1	-216	-1,110	-150	—	-1,477
Impairment	12	141	450	—	—	603
Exchange-rate differences	-6	-158	-945	-31	—	-1,140

Closing balance, Dec. 31, 2004	166	4,512	21,507	1,769	—	27,954

Depreciation for the year	11	333	2,462	207	—	3,013
Corporate divestments	—	-38	-201	-28	—	-267
Sales, scrapping, etc.	-83	-415	-1,156	-246	—	-1,900
Impairment	258	204	401	—	—	863
Exchange-rate differences	18	484	2,535	125	—	3,162

Closing balance, Dec. 31, 2005	370	5,080	25,548	1,827	—	32,825

Net book value, Dec. 31, 2004	1,204	3,896	8,089	655	2,189	16,033

Net book value, Dec. 31, 2005	1,203	5,030	9,448	547	2,394	18,622

     In 2005, tangible fixed assets in operations within appliances, Europe were impaired. The book value for land was SEK 1,028m (1,160).
     The tax assessment value for Swedish Group companies was for buildings SEK 330m (329), and land SEK 75m (75). The corresponding book values for buildings were SEK 183m (180), and land SEK 20m (21).
     Accumulated impairments on buildings and land were at year-end SEK 805m (549) and on machinery and other equipment SEK 1,035m (623).

Note 13 Financial assets

	2005	2004

Shares in subsidiaries	—	—
Participations in other companies	—	—
Long-term receivables in subsidiaries	—	—
Long-term holdings in securities 1)	455	214
Other long-term receivables	1,009	753
Pension assets 2 )	353	249

Total	1,817	1,216

1)	Available for sale financial assets are included with an amount of SEK 237m., Recognized changes of value in equity are SEK 24m.

2)	Pension assets are related to Sweden.
A specification of shares and participations is provided in Note 28
Note 14 Inventories

	2005	2004

Raw materials	4,266	3,787
Products in progress	393	402
Finished products	13,880	11,490
Advances to suppliers	67	63

Total	18,606	15,742

     The cost of inventories recognized as expense and included in cost of goods sold amounted to SEK 98,358m (91,021). Provisions for obsolescence are included in the value for inventory.
     Write-down amounted to SEK 120m and previous write-down is reversed with SEK 78m.
Note 15 Other current assets

	2005	2004

Vendor financing	697	789
Miscellaneous short-term receivables	2,074	1,928
Provision for doubtful accounts	-63	-60
Prepaid expenses and accrued income	1,143	1,128
Derivatives	—	762

Total	3,851	4,547

     Miscellaneous short-term receivables include VAT and other items.
Note 16 Trade receivables
     At year-end 2005, trade receivables, net of provisions for doubtful accounts, amounted to SEK 24,269m (20,627), representing the maximum possible exposure to customer defaults. The book value of accounts receivable is considered to represent fair value. The total provision for bad debts at year-end was SEK 683m (730). Electrolux has a significant concentration on a number of major customers primarily in the US and Europe. Receivables concentrated to customers with credit limits amounting to SEK 300m (300) or more represent 32.4% (31.5) of the total trade receivables.

Note 17 Financial instruments
     Financial instruments are defined in accordance with IAS 32, Financial Instruments: Disclosure and Presentation. Additional and complementary information is presented in the following notes to the Annual Report: Note 1, Accounting and valuation principles, discloses the accounting and valuation policies adopted and Note 2, Financial risk management, describes the Group’s risk policies in general and regarding the principal financial instruments of Electrolux in more detail. Note 16, Trade receivables, describes the trade receivables and related credit risks. The information in this note highlights and describes the principal financial instruments of the Group regarding specific major terms and conditions when applicable, and the exposure to risk and the fair values at year-end.
Net borrowing
     At year-end 2005, the Group’s net borrowing amounted to SEK 2,974m (1,140). The table below presents how the Group calculates net borrowing and what it consists of. As from 2005, liquid funds also include prepaid interest expense and accrued interest income and short-term borrowings include prepaid interest income and accrued interest expense. This change is due to the Group’s view in classifying assets and liabilities either as net assets related to operations or net borrowings.

Net borrowing

	2005	2004

Short-term loans	1,784	1,643
Short part of long-term loans	1,291	3,896
Fair value derivative, liabilities	384	364
Accrued interest expense and prepaid interest income	198	—
Short-term borrowing	3,657	5,903
Long-term borrowing	5,257	3,940
Total borrowing	8,914	9,843
Cash and cash equivalents	4,420	7,675
Investments with maturities over three months	623	265
Fair value derivative, assets	539	762
Prepaid interest expense and accrued interest income	358	—
Liquid funds	5,940	8,702

Revolving credit facility (EUR 500m)1)	4,699	—
Net borrowing	2,974	1,140

1)	The revolving credit facility of EUR 500m is not included in net borrowing, but can, however, be used for short- and long-term funding.
Liquid funds
     Liquid funds as defined by the Group consist of cash on hand, bank deposits, prepaid interest expense and accrued interest income and other short-term investments, of which the majority has original maturity of three months or less. The table below presents the key data of liquid funds. The book value of liquid funds is approximately equal to fair value.
Liquidity profile (SEK million)

	2005	2004

Investments with maturities over three months	623	265
Cash and cash equivalents	4,420	7,675
Fair value derivative assets included in short-term investments	539	762
Prepaid interest expense/accrued interest income	358	—

Liquid funds	5,940	8,702

% of annualized net sales1)	7.9	7.7

Net liquidity	2,283	2,799

Fixed-interest term, days	43	61
Effective yield, % (average per annum)	2.4	2.4

1)	Liquid funds plus an unused revolving credit facility of EUR 500m divided by annualized net sales.
     For 2005, liquid funds, including an unused revolving credit facility of EUR 500m, amounted to 7.9% (7.7) of annualized net sales. The net liquidity is calculated by deducting short-term borrowings from liquid funds. From 2005, liquid funds also consists of prepaid interest expense and accrued interest income when calculating net borrowing and net liquidity. In 2005, prepaid interest expense and accrued interest income, reported as part of other operating assets in the balance sheet, amounted to SEK 358m.
Interest-bearing liabilities
     At year-end 2005, the Group’s total interest-bearing liabilities amounted to SEK 8,332m (9,479), of which SEK 5,257m (3,940) referred to long-term loans. Long-term loans with maturities within 12 months, SEK 1,291m (3,896), are reported as short-term loans in the Group’s balance sheet. A significant portion of the outstanding long-term borrowings has been made under the Electrolux global medium term note program. This program allows for borrowings up to EUR 2,000m. As of December 31, 2005, Electrolux utilized approximately EUR 300m (627) of the capacity of the program.
     The majority of total long-term borrowings, SEK 5,661m, are taken up at the parent company level. Electrolux has in 2005 negotiated a committed credit facility of EUR 500m, which can be used as either a long term or short-term back-up facility. However, Electrolux expects to meet any future requirements for short-term borrowings through bilateral bank facilities and capital-market programs such as commercial-paper programs.

     At year-end 2005, the average interest-fixing period for long-term borrowings was 1.4 years (1.3). The calculation of the average interest-fixing period includes the effect of interest-rate derivatives used to manage the interest-rate risk of the debt portfolio. The interest-rate at year-end for the total borrowings was 5.1% (4.9).
     The fair value of the interest-bearing loans was SEK 7,976m. The fair value including swap transactions used to manage the interest fixing was approximately SEK 7,879m. The loans and the interest-rate swaps are valued marked-to-market in order to calculate the fair value. When valuating the loans, the Electrolux credit rating is taken into consideration.
     The table on the following page sets out the carrying amount of the Group’s interest-bearing liabilities that are exposed to fixed and floating interest-rate risk.

Borrowings

					Total book value,
		Interest-		Nominal value (in	Dec. 31
Issue/maturity date	Description of loan	rate, %	Currency	currency)	2005	2004

Bond loans fixed rate1)
2005–2010	SEK MTN Program	3.650	SEK	500	499	—
2005–2009	SEK MTN Program	3.400	SEK	500	499	—
2001–2008	Global MTN Program	6.000	EUR	268	2,617	2,400
2001–2008	Global MTN Program	6.000	EUR	32	301	288
1998–2008	SEK MTN Program	4.600	SEK	85	85	85
Bond loans floating rate
1997–2027	Industrial Development Revenue Bonds	Floating	USD	10	79	66

Total bond loans					4,080	2,839

Other long-term loans
	Fixed rate loans in Germany	7.800	EUR	44	417	406
1998-2013	Long-term bank loans in Sweden	Floating	SEK	163	163	186
2005-2010	Long-term bank loans in Sweden	Floating	EUR	20	192	—
2001-2006	Long-term bank loans in Sweden	Floating	USD	46	—	304
	Other fixed rate loans				117	51
	Other floating rate loans				288	154

Total other long-term loans					1,177	1,101

Total long-term loans			—	—	5,257	3,940
Short-term part of long-term loans2)
2005–2006	SEK MTN Program	1.742	SEK	350	350	—
2005–2006	SEK MTN Program	1.742	SEK	150	150	—
2005–2006	SEK MTN Program	1.908	SEK	400	400	—
2001-2006	Long-term bank loan in Sweden	Floating	USD	46	365	—
2000–2005	Global MTN Program	6.125	EUR	300	—	2,695
2001–2005	SEK MTN Program	5.300	SEK	200	—	200
1998–2005	Global MTN Program	Floating	USD	25	—	165
	Other long-term loans				26	836
Other short-term loans
	Short-term bank loans in Brazil	Floating	BRL	122	415	283
	Short-term bank loans in Brazil	Floating	USD	135	458	322
	Short-term bank loan in China	5.500	CNY	349	344	382
	Bank borrowings and commercial papers				567	656

Total short-term loans					3,075	5,539

Total interest bearing liabilities					8,332	9,479
Fair value of derivative liabilities					384	364
Accrued interest and prepaid income					198	—

Total					8,914	9,843

1)	The interest-rate fixing profile of the loans has been adjusted from fixed to floating with interest-rate swaps.

2)	Long-term loans with maturities within 12 months are classified as short-term loans in the Group’s balance sheet.
     The average maturity of the Group’s long-term borrowings (including long-term loans with maturities within 12 months) was 2.8 years (2.2), at the end of 2005. A net total of SEK 2,531m in loans, originating essentially from long-term loans, matured, or were amortized. Short-term loans pertain primarily to countries with capital restrictions. The table below presents the repayment schedule of long-term borrowings.
Repayment schedule of long-term borrowings, December 31, 2005 (SEK million)

	2006	2007	2008	2009	2010	2011–	Total

Debenture and bond loans	—	—	3,003	499	499	79	4,080
Bank and other loans	—	236	8	20	232	681	1,177
Short-term part of long-term loans	1,291	—	—	—	—	—	1,291

Total	1,291	236	3,011	519	731	760	6,548

Other interest-bearing investments
     Interest-bearing receivables from customer financing amounting to SEK 625m (745) are included in the item Other receivables in the Group’s balance sheet. The Group’s customer financing activities are performed in order to provide sales support and are directed mainly to independent retailers in the US and in Scandinavia. The majority of the financing is shorter than 12 months. There is no major concentration of credit risk related to customer financing. Collaterals and the right to repossess the inventory also reduce the credit risk in the financing operations. The income from customer financing is subject to interest-rate risk. This risk is immaterial to the Group.
Commercial flows
     The table below shows the forecasted transaction flows (imports and exports) for the 12-month period of 2006 and hedges at year-end 2005.
     The hedged amounts during 2006 are dependent on the hedging policy for each flow considering the existing risk exposure. Gross hedging of flows above 12 months and up to 18 months, not shown in the table, amounts to SEK 1,170m, and this hedging refers mainly to USD/SEK and EUR/SEK.

	GBP	CAD	AUD	DKK	CZK	CHF	HUF	EUR	SEK	USD	Other	Total

Inflow of currency (long position)	3,760	3,280	1,680	1,090	960	1,020	1,020	8,290	1,970	1,030	6,280	30,380
Outflow of currency (short position)	-100	-120	-370	-90	—	-70	-3,130	-10,720	-6,080	-7,430	-2,270	-30,380

Gross transaction flow	3,660	3,160	1,310	1,000	960	950	-2,110	-2,430	-4,110	-6,400	4,010	—
Hedge	-2,370	-1,550	-890	-490	-560	-590	1,210	440	3,250	2,940	-1,390	—

Net transaction flow	1,290	1,610	420	510	400	360	-900	-1,990	-860	-3,460	2,620	—

     The effect of hedging on operating income during 2005 amounted to SEK -304m (-76). At year-end 2005, unrealized exchange-rate gains on forward contracts amounted to SEK 22m (-20), all of which will mature in 2006.
Derivative financial instruments
     The tables below present the fair value and nominal amounts of the Group’s derivative financial instruments for managing of financial risks and proprietary trading.

	2005		2004
Derivatives at market value	Assets	Liabilities	Assets	Liabilities

Interest rate swaps	118	17	290	65
Fair-value hedges	111	—
Held for trading	7	17

Cross currency interest rate swaps	—	11	20	10
Held for trading	—	11

Forward-rate agreements and futures	1	2	9	9
Held for trading	1	2

Forward foreign exchange contracts	361	297	828	534
Cash-flow hedges	168	143
Net-investment hedges	171	11
Held for trading	22	142

Commodity derivatives	59	57	1	0
Held for trading	59	57

Total	539	384	1,148	618

Non current portion of derivatives at	2005		2004
market value	Assets	Liabilities	Assets	Liabilities

Interest rate swaps	118	1	—	—
Fair-value hedges	110	—
Held for trading	8	1

Cross currency interest rate swaps	—	4	—	—
Held for trading	—	4

Forward foreign exchange contracts	—	1	—	—
Cash-flow hedges	—	1

Total	118	6	—	—

     Valuation of derivative financial instruments at market value, presented in the table above, is done at the most accurate market prices available. This means that instruments, which are quoted on the market, such as, for instance, the major bond and interest-rate future markets, are all marked-to-market with the current spot mid-price. The foreign-exchange spot mid-rate is then used to convert the market value into Swedish kronor, before it is discounted back to the valuation date. For instruments where no reliable price is available on the market, cash flows are discounted using the deposit/swap curve of the cash-flow currency. In the event that no proper cash flow schedule is available, for instance, as in the case with forward-rate agreements, the underlying schedule is used for valuation purposes. To the extent option instruments are used, the valuation is based on the Black-Scholes formula. All valuations are done at mid-prices, e.g., the average of bid and ask prices are used.
Nominal amounts (SEKm)

	2005	2004

Interest rate swaps
Maturity shorter than 1 year	2,459	5,600
Maturity 2–5 years	2,329	4,760
Maturity 6–10 years	94	—

Total interest-swaps	4,882	10,360

Cross currency interest rate swaps	90	75
Forward-rate agreements	19,432	15,751
Foreign-exchange derivatives (Forwards and Options)	17,890	18,104

Total	42,294	44,290

Note 18 Other reserves

	Available for		Currency
	sales		translation	Total Other
	instruments	Hedging reserve	reserve	reserves

Opening balance, Jan. 1, 2004	—	—	—	—
Exchange differences on translation of foreign operations	—	—	-489	-489
Closing balance, Dec. 31, 2004	—	—	-489	-489
Effects of adoption IAS 32 and IAS 39
Hedging reserve	—	7	—	7
Total effects of adoption IAS 32 and IAS 39	—	7	—	7

Opening balance, Jan. 1, 2005, after adoption IAS 32 and IAS 39	—	7	-489	-482
Available for sale instruments
Gain/loss taken to equity	24	—	—	24
Cash-flow hedges				—
Gain/loss taken to equity	—	16	—	16
Transferred to profit and loss on sale	—	-7	—	-7
Exchange differences on translation of foreign operations
Revaluation of opening balance	—	—	2,520	2,520
Equity hedge	—	—	-615	-615
Translation difference	—	—	197	197

Net income recognized directly in equity	24	9	2,102	2,135

Closing balance, Dec. 31, 2005	24	16	1,613	1,653

Note 19 Assets pledged for liabilities to credit institutions (SEKm)

	2005	2004

Real-estate mortgages	107	126
Other	11	11

Total	118	137

Note 20 Share capital and number of shares

Value at par
(SEK million)
On December 31, 2005, the share capital comprised 9,502,275 A-shares, par value SEK 5	48
299,418,033 B-shares, par value SEK 5	1,497

Total	1,545

Number of shares	Owned by	Owned by other
Shares, Dec. 31, 2004	Electrolux	shareholders	Total

A-shares	—	9,502,275	9,502,275
B-shares	17,739,400	281,678,633	299,418,033
Sold shares
A-shares	—	—	—
B-shares	-1,918,161	1,918,161	—
Shares, Dec. 31, 2005
A-shares	—	9,502,275	9,502,275
B-shares	15,821,239	283,596,794	299,418,033
     The share capital of AB Electrolux consists of A-shares and B-shares. An A-share entitles the holder to one vote and a B-share to one-tenth of a vote. All shares entitle the holder to the same proportion of assets and earnings, and carry equal rights in terms of dividends.
     As of December 31, 2005, Electrolux had repurchased 15,821,239 (17,739,400) B-shares, with a total par value of SEK 79m (89). The average number of shares during the year has been 291,377,974 (298,314,025) and the average number of shares diluted has been 293,239,990 (298,627,079). The average number of shares is a weighted average number of shares outstanding during the year, after repurchase of own shares.
Note 21 Employees and employee benefits
     In 2005, the average number of employees was 69,523 (72,382), of whom 45,321 (48,039) were men and 24,202 (24,343) women. A detailed specification of the average number of employees by country has been submitted to the Swedish Companies Registration Office and is available on request from AB Electrolux, Investor Relations and Financial Information. See also Electrolux website www.electrolux.com/ir under Company overview.

Average number of employees, by geographical area

	2005	2004

Europe	34,186	35,623
North America	21,052	21,547
Rest of the world	14,285	15,212

Total	69,523	72,382

Salaries, other remuneration and employer contributions (SEKm)

	2005			2004
	Salaries and	Employer		Salaries and	Employer
	remuneration	contributions		remuneration	contributions

Parent Company	975	480		1,140	659
(whereof pension costs)		(193	)1)		(187	)1)
Subsidiaries	16,058	4,908		15,874	4,983
(whereof pension costs)		(979)			(714)

Group total	17,033	5,388		17,014	5,642

(whereof pension costs)		(1,172)			(901)

1)	Includes SEK 10m in 2005 and a net cost reduction of SEK 3m in 2004, referring to the President and his predecessors.
Salaries and remuneration by geographical area for Board members, senior managers and other employees

	2005		2004
	Board		Board
	members		members
	and senior	Other	and senior	Other
	managers	employees	managers	employees

Sweden
Parent Company	32	943	34	1,106
Other	41	866	30	858

Total Sweden	73	1,809	64	1,964

EU, excluding Sweden	127	7,070	127	7,157
Rest of Europe	12	775	16	571
North America	22	5,327	37	5,311
Latin America	27	420	17	323
Asia	17	349	25	368
Pacific	5	964	8	993
Africa	—	36	—	33

Total outside Sweden	210	14,941	230	14,756

Group total	283	16,750	294	16,720

Of the Board members and senior managers in the Group, 164 were men and 24 women.

Employee absence due to illness, %

	Full year 2005	Full year 2004
	All employees	All employees
	in Sweden	in Sweden
Total absence due to illness, as a percentage of total normal working hours	5.7	6.7
of which 60 days or more	57.8	53.5
Absence due to illness, by category1)
Women	8.9	10.3
Men	5.1	5.4
29 years or younger	4.3	4.5
30–49 years	6.9	7.4
50 years or older	6.6	7.1

1)	% of total normal working hours within each category , respectively.
Pensions and other post-employment benefits
     The Group sponsors pension plans in many of the countries in which it has significant activities. Pension plans can be defined contribution or defined benefit plans or a combination of both. Under defined benefit pension plans, the company enters into a commitment to provide pension benefits based upon final or career average salary, employment period or other factors that are not known until the time of retirement. Under defined contribution plans, the company makes periodic payments to independent authorities or investment plans and the level of benefits depends on the actual return on those investments.
     In some countries, the companies make provisions for obligatory severance payments. These provisions cover the Group’s commitment to pay employees a lump sum upon reaching retirement age, or upon the employees’ dismissal or resignation. These plans are listed below as Other post-employment benefits.
     In addition to providing pension benefits, the Group provides other post-employment benefits, primarily health-care benefits, for some of its employees in certain countries (US). These plans are listed below as Other post-employment benefits.
     The Group’s major defined benefit plans cover employees in the US, UK, Switzerland, Germany and Sweden. The German plan is unfunded and the plans in the US, UK, Switzerland and Sweden are funded.
     A small number of the Group’s employees in Sweden is covered by a multi-employer defined benefit pension plan administered by Alecta. It has not been possible to obtain the necessary information for the accounting of this plan as a defined benefit plan, and therefore, it has been accounted for as a defined contribution plan.
     Below are set out schedules which show the obligations of the plans in the Electrolux Group, the assumptions used to determine these obligations and the assets relating to the benefit plans, as well as the amounts recognized in the income statement and balance sheet. The schedules also include a reconciliation of changes in net provisions during the year. The Group’s policy for recognizing actuarial gains and losses is to recognize in the profit and loss that portion of the cumulative unrecognized gains or losses in each plan that exceeds 10% of the greater of the defined benefit obligation and the plan assets. This portion of gains or losses in each plan is recognized over the expected average remaining working lifetime of the employees participating in the plans.
     The provisions for pensions and other post-employment benefits amounted to SEK 8,226m (7,852). The major changes were that the present value of the obligations rose with SEK 5,162m, that the plan assets rose with SEK 3,188m, and that the unrecognized actuarial losses in the plans for pensions and other post-employment benefits increased with SEK 1,660m to SEK 3,233m (1,573). The increase in unrecognized actuarial losses is mainly due to lower discount rates which increases the present value of the future obligations with SEK 2,102m. This is partly offset by unrecognized actuarial gains on plan assets with SEK 572m, being the difference between actual return on plan assets of SEK 1,418m and the expected return on plan assets of SEK 846m.
Specification of net provisions for pensions and other post-employment benefits

	2005			2004
				Pensions,
	Pensions,	Other post-		defined	Other post-
	defined	employment		benefit	employment
	benefit plans	benefits	Total	plans	benefits	Total

Present value of obligations for unfunded plans	3,737	4,407	8,144	3,131	3,678	6,809
Present value of obligations for funded plans	18,535	54	18,589	14,582	180	14,762
Fair value of plan assets	-15,548	-54	-15,602	-12,234	-180	-12,414
Unrecognized actuarial gains/losses	-2,831	-402	-3,233	-1,233	-340	-1,573
Unrecognized past-service cost	-25	—	-25	-28	—	-28
Assets not recognized due to limit on assets	—	—	—	47	—	47

Net provisions for pensions and other post-employment benefits	3,868	4,005	7,873	4,265	3,338	7,603

Whereof reported as Prepaid pension cost	353	—	353	249	—	249

Provisions for pensions and other post-employment benefits	4,221	4,005	8,226	4,514	3,338	7,852

     The present value of the obligation for unfunded plans regarding other post-employment benefits amounted to SEK 4,407m (3,678), whereof healthcare benefits amounted to SEK 3,416m (2,768). The net provisions for other post-employments benefits amounted to SEK 4,005m (3,338), whereof healthcare benefits amounted to SEK 3,108m (2,458).
     The pension plan assets include ordinary shares issued by AB Electrolux with a fair value of SEK 62m (45).
Expense for pensions and other post-employment benefits

	2005	2004
Service cost	485	409
Interest cost	1,264	1,112
Expected return on plan assets	-846	-839
Amortization of actuarial gains and losses	68	—
Amortization of past service cost	8	14
Effect of any curtailments and settlements	-1	-5
Effect of limit on assets	-49	7
Expense for defined benefit plans and other post-employment benefits	929	698
Expense for defined contribution plans	243	203
Total expense for pensions and other post-employment benefits	1,172	901
Actual return on plan assets	-1,418	-931
     For the Group, total expense for pensions and other post-employment benefits has been recognized as operating expense and classified as manufacturing, selling or administrative expense depending on the function of the employee.
Weighted-average actuarial assumptions, %

	Dec. 31, 2005	Dec. 31, 2004
Discount rate	4.6	5.1
Expected long-term return on assets	6.4	7.0
Expected salary increases	3.6	3.8
Medical cost trend rate, current year	10.0	10.0
     When determining the discount rate, the Group uses AA rated corporate bonds indexes which match the duration of the pension obligations. If no corporate bond is available government bonds are used to determine the discount rate.
Reconciliation of changes in net provisions for pensions and other post-employment benefits

	Pensions,	Other post-
	defined	employ-
	benefit	ment
	plans	benefits	Total

Net provision for pensions and other post-employment benefits, Jan. 1, 2004	4,790	3,640	8,430
Pension expense	476	222	698
Cash contributions and benefits paid directly by the company	-894	-278	-1,172
Exchange differences	-107	-246	-353

Net provision for pensions and other post-employment benefits, Dec. 31, 2004	4,265	3,338	7,603

Pension expense	606	323	929
Cash contributions and benefits paid directly by the company	-1,313	-201	-1,514
Exchange differences	310	545	855

Net provision for pensions and other post-employment benefits, Dec. 31, 2005	3,868	4,005	7,873

The Swedish Pension foundation
     The pension liabilities of the Group’s Swedish defined benefit pension plan (PRI-pensions) are funded through a pension foundation established in 1998. The market value of the assets of the foundation amounted at December 31, 2005, to SEK 1,727m (1,390) and the pension commitments to SEK 1,463m (1,371). The Swedish Group companies recorded a liability to the pension fund as per December 31, 2005, in the amount of SEK 92m (100) which will be paid to the pension foundation during the first quarter of 2006. Contributions to the pension foundation during 2005 amounted to SEK 100m (105) regarding the pension liability at December 31, 2004, and December 31, 2003, respectively. No contributions have been made from the pension foundation to the Swedish Group Companies during 2005 or 2004.
Share-based compensation
     Over the years, Electrolux has implemented several long-term incentive programs (LTI) for senior managers. These programs are intended to attract, motivate, and retain the participating managers by providing long-term incentives through benefits linked to the company’s share price. They have been designed to align management incentives with shareholder interests. All programs are equity-settled. A detailed presentation of the different programs is given below.
1999 and 2000 option programs
     In 1998, a stock option plan for employee stock options was introduced for approximately 100 senior managers. Options were allotted on the basis of value created according to the Group’s model for value creation. If no value was created, no options were issued. The options can be used to purchase Electrolux B-shares at a strike price that is 15% higher than the average closing price of the Electrolux B-shares on the Stockholm Stock Exchange during a limited period prior to allotment. The options were granted also free of consideration. Annual programs based on this plan were also launched in 1999 and 2000.
     Each of the 1999-2000 programs had a vesting period of one year. If a program participant left his employment with the Electrolux Group prior to the vesting time, all options were forfeited. Options which are vested at the time of termination may be exercised, under the general rule of the plans, within three months thereafter. In the beginning of 2005 two annual programs were still in force, of these two the 1999 program expired on February 25, 2005.
2001, 2002 and 2003 option programs
     In 2001, a new stock option plan for employee stock options was introduced for less than 200 senior managers. The options can be used to purchase Electrolux B-shares at a strike price that is 10% above the average closing price of the Electrolux B-shares on the Stockholm Stock Exchange during a limited period prior to allotment. The options were granted free of consideration. Annual programs based on this plan were also launched in 2002 and 2003.
     Each of the 2001-2003 programs has had a vesting period of three years, where 1/3 of the options are vested each year. If a program participant leaves his employment with the Electrolux Group, options may, under the general rule, be exercised within a twelve months’ period thereafter. However, if the termination is due to, among other things, the ordinary retirement of the employee or the divestiture of the participant’s employing company the employee will have the opportunity to exercise such options for the remaining duration of the plan.
Option program 1999 — 2003

		Total number	Number of	Fair value of	Exercise
		of options at	options	options at	price	Expiration	Vesting
Program	Grant date	grant date	per lot[1]	grant date	SEK2)	date	period, year

1999	Feb. 25, 2000	1,770,200	16,700	42	212.70	Feb. 25, 2005	1
2000	Feb. 26, 2001	595,800	6,500	35	167.40	Feb. 26, 2006	1
2001	May 10, 2001	2,460,000	15,000	39	174.30	May 10, 2008	3	2)
2002	May 6, 2002	2,865,000	15,000	48	188.10	May 6, 2009	3	2)
2003	May 8, 2003	2,745,000	15,000	27	161.50	May 8, 2010	3	2)

1)	1999-2003 the President and CEO was granted 4 lots, Group Management members 2 lots and all other senior managers 1 lot.

2)	For 2001-2003 option program, one third vests after 12 months, one third after 24 months and the final one third after 36 months.
Change in number of options per program

Number of options 2004					Number of options 2005
	Jan. 1,			Dec. 31,				Dec. 31,
Program	2004	Exercised	Forfeited	2004	Exercised1)	Forfeited	Expired	2005

1999	1,002,000	—	116,900	885,100	—	—	885,100	—
2000	472,300	—	45,500	426,800	290,300	52,000	—	84,500
2001	2,365,000	—	150,000	2,215,000	668,750	110,000	—	1,436,250
2002	2,805,000	—	135,000	2,670,000	263,137	210,000	—	2,196,863
2003	2,700,000	—	30,000	2,670,000	527,971	160,000	—	1,982,029

1)	The weighted average share price for exercised options is SEK 191.26.
Performance Share Program 2004 and 2005
     The Annual General Meeting in 2005 approved an annual long-term incentive program. This program was first introduced after the Annual General Meeting in 2004.
     The program is based on value creation targets for the Group that is established by the Board of Directors, and involves an allocation of shares if these targets are achieved or exceeded after a three-year period. The program comprises B-shares.
     The program is in line with the Group’s principles for remuneration based on performance, and is an integral part of the total compensation for Group Management and other senior managers. The program benefits the company’s shareholders and also facilitates recruitment and retention of competent employees to align management interest with shareholder interest.

     Allocation of shares under the program is determined on the basis of three levels of value creation, calculated according to the Group’s previously adopted definition of this concept. The three levels are Entry, Target, and Stretch. Entry, is the minimum level that must be reached to enable allocation. Stretch, is the maximum level for allocation and may not be exceeded regardless of the value created during the period. The number of shares allocated at Stretch, is 50% greater than at Target. The shares will be allocated after the three-year period free of charge. Participants are permitted to sell the allocated shares to cover personal income tax, but the remaining shares must be held for another two years.
     If the participant employment is terminated during the performance period the right to be allocated shares will lead to full forfeiture. In the event of death, divestiture or leave of absence for more then 6 months will result in a reduced award for the affected participant.
     The program covers almost 200 senior managers and key employees in more than 20 countries. Participants in the program comprise five groups, i.e., the President, other members of Group Management, and three groups of other senior managers and key employees.

Number of shares distributed per individual performance target

	2005	2004	2005	2004
		Target
	Target number	number	Target value	Target value
	of B-shares 1)	of B-shares 1)	in SEK 3)	in SEK 2)

President and CEO	18,133	18,228	2,400,000	2,400,000
Other members of Group Management	9,067	9,114	1,200,000	1,200,000
Other senior managers, cat. C	6,800	6,836	900,000	900,000
Other senior managers, cat. B	4,534	4,557	600,000	600,000
Other senior managers, cat. A	3,400	3,418	450,000	450,000

1)	Each target value is subsequently converted into a number of shares. The number of shares is based on a share price of SEK 152.90 for 2004 and SEK 146,40 for 2005, calculated as the average closing price of the Electrolux B-share on the Stockholm Stock Exchange during a period of ten trading days before the day participants were invited to participate in the program, less the present value of estimated dividend payments for the period until shares are allocated. The weighted average fair value of shares for 2004 and 2005 programs is SEK 149.60.

2)	Total target value for all participants at grant is SEK 111m.

3)	Total target value for all participants at grant is SEK 114m.
     It was decided at the Annual General Meeting that the company’s obligations under the programs should be secured by repurchased shares.
     If the target level is attained, the total cost for the 2005 performance share program over a three-year period is estimated at SEK 135m, including costs for employer contributions and the financing cost for the repurchased shares. If the maximum level (stretch) is attained, the cost is estimated at a maximum of SEK 220m. If the entry level for the program is not reached, the minimum cost will amount to SEK 15m, i.e., the financing cost for the repurchased shares. The distribution of repurchased shares under this program will result in an estimated maximum increase of 0.43% in the number of outstanding shares.
Accounting principles
According to the transition rules stated in IFRS 2, Share-based compensation, Electrolux applies IFRS 2 for the accounting of share-based compensation programs granted after November 7, 2002, and that had not vested on January 1, 2005. In Electrolux, 2/3 of the 2003 option program and the share programs granted in 2004 and 2005, are included in IFRS 2.
     The Group provides for the employer contributions that are expected to be paid when the options are exercised or the shares distributed. The total cost charged to the income statement for 2005 amounted to SEK 139m (47) whereof 53m (5) refers to employer contribution. The total provision for share-based compensation in the balance sheet amounted to 66m (5).
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

Note 22 Other provisions

		Warranty
	Provisions for	commit-
	restructuring	ments	Other	Total

Opening balance, Jan. 1, 2004	468	1,562	2,397	4,427
Provisions made	1,203	992	340	2,535
Provisions used	-467	-876	-332	-1,675
Unused amounts reversed	-39	-79	-50	-168
Exchange-rate differences	-58	-49	-104	-211

Closing balance, Dec. 31, 2004	1,107	1,550	2,251	4,908

Short-term provisions	399	852	282	1,533
Long-term provisions	708	698	1,969	3,375
Provisions made	1,861	1,296	951	4,108
Provisions used	-491	-1,153	-479	-2,123
Unused amounts reversed	-27	-33	-123	-183
Exchange-rate differences	137	172	364	673

Closing balance, Dec. 31, 2005	2,587	1,832	2,964	7,383

Short-term provisions	1,342	1,000	664	3,006
Long-term provisions	1,245	832	2,300	4,377
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

Note 23 Other liabilities (SEK million)

	2005	2004

Accrued holiday pay	1,270	1,150
Other accrued payroll costs	1,429	1,280
Accrued interest expenses	199	168
Prepaid income	489	483
Other accrued expenses	5,360	4,921
Other operating liabilities	2,259	2,153

Total	11,006	10,155

     Other accrued expenses include accruals for fees, advertising and sales promotion, bonuses, extended warranty, rebates, and other items.
Note 24 Contingent liabilities

	2005	2004

Trade receivable, with recourse	749	468
Guarantees and other commitments
On behalf of subsidiaries	—	—
On behalf of external counterparties	553	855
Employee benefits in excess of reported liabilities	—	—

Total	1,302	1,323

     The increase in trade receivables, with recourse, is mainly related to a negative foreign-exchange effect of a weaker Swedish krona.
     The main part of the total amount of guarantees and other commitments on behalf of external counterparties is related to US sales to dealers financed through external finance companies with a regulated buy-back obligation of our products in case of dealer’s bankruptcy and a pre-Electrolux bond financing issued by the local US Industrial Development authority.
     In addition to the above contingent liabilities, guarantees for fulfillment of contractual undertakings are given as part of the Group’s normal course of business. There was no indication at year-end that payment will be required in connection with any contractual guarantees.
     Electrolux has, jointly with the state-owned company AB Swedecarrier, issued letters of support for loans and leasing agreements totaling SEK 1,400m in the associated company Nordwaggon AB.
Asbestos litigation in the US
     Litigation and claims related to asbestos are pending against the Group in the US. Almost all of the cases refer to externally supplied components used in industrial products manufactured by discontinued operations prior to the early 1970s. Many of the cases involve multiple plaintiffs who have made identical allegations against many other defendants who are not part of the Electrolux Group.
     As of December 31, 2005, the Group had a total of 1,082 (842) cases pending, representing approximately 8,400 (approximately 16,200) plaintiffs. During 2005, 802 new cases with approximately 850 plaintiffs were filed and 562 pending cases with approximately 8,600 plaintiffs were resolved. Approximately 7,100 of the plaintiffs relate to cases pending in the state of Mississippi.
     Electrolux believes its predecessor companies may have had insurance coverage applicable to some of the cases during some of the relevant years. Electrolux is currently in discussions with those insurance carriers.
     Additional lawsuits may be filed against Electrolux in the future. It is not possible to predict either the number of future claims or the number of plaintiffs that any future claims may represent. In addition, the outcome of asbestos claims is inherently uncertain and always difficult to predict and Electrolux cannot provide any assurances that the resolution of these types of claims will not have a material adverse effect on its business or on results of operations in the future.
Note 25 Acquired and divested operations
Divestment of Indian operation

2005
Fixed assets	-132
Inventories	-173
Receivables	-74
Other current assets	-23
Liquid funds	-30
Loans	259
Other liabilities and provisions	190
Purchase price	-599
Net borrowing in acquired/divested operation	229

Effect on Group cash and cash equivalents	-370

     In 2005, all activity in India was divested. During the year the divested activity is included in Net sales with SEK 376m (553). Costs are included with SEK 432m (706). The result before tax is included with SEK -56m (-153). Tax is included with SEK 0m (0).
Note 26 Remuneration to the Board of Directors, the President and other members of Group Management
Compensation to the Board of Directors
     The Annual General Meeting (AGM) determines the total compensation to the Board of Directors for a period of one year until the next AGM. The Board allocates a portion of this compensation for committee work, and the rest is distributed exclusively to members who are not employed by the Group. Compensation is paid quarterly. Compensation paid in 2005 refers to 2/4 of the compensation authorized by the AGM in 2004, and 2/4 of the compensation authorized by the AGM in 2005. Total compensation paid in 2005 amounted to SEK 4,012,000, of which SEK 3,500,000 referred to ordinary compensation and SEK 512,000 to committee work. For distribution of compensation by Board member, see table below.
Compensation to the Board members 2005 in ‘000 SEK

	Ordinary	Compensation for	Total
	compensation	committee work	compensation

Michael Treschow, Chairman	1,200	50	1,250
Peggy Bruzelius, Deputy Chairman	375	213	588
Barbara Milian Thoralfsson	350	75	425
Aina Nilsson Ström	350	50	400
Karel Vuursteen	350	50	400
Thomas Halvorsen (up to the AGM)	175	37	212
Caroline Sundewall (as of the AGM)	175	37	212
Tom Johnstone (as of the AGM)	175	–	175
Marcus Wallenberg (as of the AGM)	175	—	175
Luis R Hughes (as of the AGM)	175	—	175
Hans Stråberg	—	—	—
Ulf Carlsson	—	—	—
Annika Ögren	—	—	—
Malin Björnberg	—	—	—

Total	3,500	512	4,012

Remuneration Committee
     The working procedures of the Board of Directors stipulate that remuneration to Group Management be proposed by a Remuneration Committee. The Committee comprises the Chairman of the Board and two additional Directors. During 2005, the Committee members were Michael Treschow (Chairman), Aina Nilsson Ström and Karel Vuursteen.
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
     A minimum of two meetings is convened each year and additional meetings are held when needed. Three meetings were held during 2005.

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
     Electrolux strives to offer fair and competitive total compensation with an emphasis on “pay for performance.” Variable compensation thus represents a significant proportion of total compensation for higher-level management. Total compensation is lower if targets are not achieved.
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
     The vesting and exercise rights of the option programs launched up until 2003 will continue as scheduled.
Terms of employment for the President
     The compensation package for the President comprises fixed salary, variable salary based on annual targets, long-term incentive programs and other benefits such as pensions and insurance.
     Base salary is revised annually per January 1. The annualized base salary for 2005, was SEK 7,850,000 (7,600,000), corresponding to an increase of 3.3% over 2005. Salary increased with 15.2% in 2004.
     The variable salary is based on an annual target for value created within the Group. The variable salary is 70% of the annual base salary at target level, and capped at 113.5%. Variable salary earned in 2005 was SEK 6,594,381 (4,246,000).
     The President participates in the Group’s long-term incentive programs. The long-term incentive programs comprise the new performance-based long-term share program introduced in 2004, as well as previous option programs. For more information on these programs, see Note 21.
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
     The President is covered by an alternative ITP-plan that is a defined contribution plan in which the contribution increases with age. In addition, he is covered by two supplementary defined contribution plans. Pensionable salary is calculated as the current fixed salary plus the average actual variable salary for the last three years. Pension costs in 2005 amount to SEK 5,000,801 (3,683,000). The cost amounts to approximately 43% of pensionable salary of which 7 percentage points represents interest and a one time cost to compensate the transition to a defined contribution pension plan.

     The company will finalize outstanding payments to the alternative ITP-plan and one of the supplementary plans, provided that the President retains his position until age 60.
     In addition to the retirement contribution, Electrolux provides disability benefits equal to 70% of pensionable salary, including credit for other disability benefits, plus survivor benefits maximized to 250 (250) Swedish base amounts, as defined by the Swedish National Insurance Act. The survivor benefit is payable over a minimum five-year period.
     The capital value of pension commitments for the current President, prior Presidents, and survivors is SEK 126m (122). In addition, there are commitments regarding death and disability benefit of SEK 3m (3).
Share-based compensation for the President and other members of Group Management
     Over the years, Electrolux has implemented several long-term incentive programs (LTI) for senior managers. These programs are intended to attract, motivate and retain the participating managers by providing long-term incentives through benefits linked to the company’s share price. They have been designed to align management incentives with shareholder interests. In 2004 and 2005 the Group introduced performance-related share programs based on targets established by the Board of Directors. Previously the Group had option programs. A detailed presentation of the different programs is given in Note 21.
Options provided to Group Management 1999–2003

	Number of options
	Beginning of 2005	Expired 1)	Exercised	End of 2005

President and CEO	196,400	33,400	—	163,000
Other members of Group Management	913,500	167,000	45,500	701,000

Total	1,109,900	200,400	45,500	864,400

1)	Options distributed for 1999 stock option program expired on February 25, 2005.
Number of shares distributed to Group Management on individual performance target

	2005	2004	2005	2004
	Target number	Target number	Target value in	Target value in
	of B-shares1)	of B-shares 1)	SEK	SEK

President and CEO	18,133	18,228	2,400,000	2,400,000
Other members of Group Management	9,067	9,114	1,200,000	1,200,000

1)	Each target value is subsequently converted into a number of shares. The number of shares is based on a share price of SEK 152.90 for 2004 and SEK 146.40 for 2005, calculated as the average closing price of the Electrolux B-share on the Stockholm Stock Exchange during a period of ten trading days before the day participants were invited to participate in the program, less the present value of estimated dividend payments for the period until shares are allocated. The weighted average fair value of shares for 2004 and 2005 programs is SEK 149.60.
Compensation for other members of Group Management
     Like the President, other members of Group Management receive a compensation package that comprises fixed salary, variable salary based on annual targets, long-term incentive programs and other benefits such as pensions and insurance.
     Base salary is revised annually per January 1. The average base salary increase in 2005 was 4.42% and 6.10% with promotions included.
     Variable salary for sector heads in 2005 is based on both financial and non-financial targets. The financial targets comprise the value created on sector and Group level. The non-financial targets are focused on product innovation, brand strength, and succession planning.
     The target for variable salary for European-based sector heads is 50% of annual base salary. The stretch level is 100% and the payout is capped at 102-110%. Corresponding figures for the US-based sector head are 100%, 150%, and 170%.

     Group staff heads receive variable salary based on value created for the Group and on performance objectives within their functions. The target variable salary is 35-40% of annual base salary. The stretch level is 64-80% and payout is capped at 66-82%.
     In addition one of the members of Group Management is covered by a contract that entitles to a conditioned compensation based on achieved financial targets during the years 2005-2007. The compensation is paid provided the individual is employed until the end of 2007.
     The members of Group Management participate in the Group’s long-term incentive programs. These programs comprise the new performance-based long-term share program introduced in 2004 as well as previous option programs.
     There is no agreement for special severance compensation.
     The Swedish members of Group Management are not eligible for fringe benefits such as company cars or housing. For members of Group Management employed outside of Sweden, varying fringe benefits and conditions may apply, depending upon the country of employment.
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
     The Swedish members of Group Management are covered by an alternative ITP-plan that is a defined contribution plan where the contribution increases with age. The contribution is between 20% and 35% of pensionable salary, between 7.5 and 30 base amounts. The pensionable salary is calculated as the current fixed salary, plus the average variable salary for the last three years.
     The Swedish members are also covered by a supplementary defined contribution plan. In 2004, the plan was revised retroactively from 2002. Following the revision, the premiums amount to 35% of the pensionable salary. In addition, four members are covered by individual additional contributions as a consequence of the switch of plans in 2001. In addition to the retirement contribution, Electrolux provides disability benefits equal to 70% of pensionable salary including credit for other disability benefits, plus survivor benefits maximized to 250 (250) base amounts. The survivor benefit is payable over a minimum five-year period.
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
     In addition, Electrolux provides disability and survivor benefits.

Summary of compensation to Group Management

		2005							2004
				Variable							Variable
		Annual		salary,			Long		Annual		salary,			Long
‘000 SEK, unless		fixed		earned		Pension	term		fixed		earned	Pension		term
otherwise stated		salary		2005 3)		cost	incentive	Total	salary		2004	cost		incentive	Total

President and CEO	Contractual 1)	7,850		5,495		5,617	2,400	21,362	7,600		5,320	4,440		2,400	19,760
	Actual	8,447	2)	6,594		5,001	2,400	22,442	7,708	2)	4,246	3,683		2,400	18,037
Other members of Group Management 4)	Contractual 1)	31,062	6)	19,845	6)	20,879	10,800	82,586	37,268		18,065	26,714		10,800	92,847
	Actual	33,228	2)	25,821	6)	21,425	10,800	91,274	36,958	2)	16,279	27,569	5)	10,800	91,606
Total	Contractual 1)	38,912		25,340		26,496	13,200	103,948	44,868		23,385	31,154		13,200	112,607
	Actual	41,675	2)	32,415		26,426	13,200	113,716	44,666	2)	20,525	31,252		13,200	109,643

1)	Contractual numbers reflect target performance on variable compensation components

2)	Including vacation salary, paid vacation days and travel allowance.

3)	The actual variable salary for 2005 is set in early 2006 and may differ from the expensed amount.

4)	In 2005, other members of Group Management comprised 9 people. In 2004, other members of Group Management comprised 11 people up to October, and 9 for the rest of the year.

5)	During 2004, the supplementary pension plan for some of the Swedish members of Group Management was approved retroactively from 2002, resulting in an additional cost of SEK 5,800,000 in 2004.

6)	Includes contractual “sign-on” bonus.
Note 27 Fees to auditors
PricewaterhouseCoopers (PwC) are appointed auditors for the period until the 2006 Annual General Meeting.
Fees to auditors (SEKm)

	2005	2004

PwC
Audit fees1)	49	46
Audit-related fees2)	3	3
Tax fees3)	9	10
Other fees	2	–

Total fees to PwC	63	59

Audit fees to other audit firms	7	2

Total fees to auditors	70	61

1)	Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

2)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews; and employee benefit plan audits.

3)	Tax fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax planning and services.

Note 28 Shares and participations
Participation in associated companies

	2005	2004

Opening balance	196	185
Operating result	4	27
Dividend	-3	-11
Tax	-1	-5
Exchange difference	5	1
Divestment	-77	—
Other	—	-1

Closing balance	124	196

     In item Participation in associated companies is at December 31, 2005, goodwill included with the amount of SEK 5m (5).
     The Group share of the associated companies, which all, except for Atlas Eléctrica, Costa Rica, are unlisted, were at December 31, 2004, as follows:
Associated companies (SEKm)

			2004
			Relation to Electrolux Group1)				P & L		Balance sheet
	Partici-									Total
	pation,	Book						Net	Total	Liabi-
	%	value	Receivables	Liabilities	Sales	Purchases	Income	result	assets	lities

Eureka Forbes, India	40.0	77	—	—	—	—	841	14	201	8
Nordwaggon, Sweden	50.0	37	—	9	—	57	401	—	1,622	1,548
Atlas Eléctrica, Costa Rica	18.9	46	—	1	—	11	574	16	535	284
Sidème, France	39.3	15	—	73	—	190	478	-1	190	157
Viking Financial Services, USA	50.0	13	127	—	—	—	25	10	313	287
Other	—	8	4	5	5	34	58	4	28	16

Total		196	131	88	5	292	2,377	43	2,889	2,300

1)	Seen from Electrolux perspective.
     Included in Other are: Diamant Boart, Argentina; A/O Khimki, Russia; Diamant Boart, the Philippines; Manson Tools, Sweden; and e2 Home, Sweden.

		2005
	Relation to Electrolux Group1)						P & L		Balance sheet
	Partici-									Total
	pation,	Book	Receiv-						Total	Liabi-
SEKm	%	value	ables	Liabilities	Sales	Purchases	Income	Net result	assets	lities

Atlas Eléctrica, Costa Rica	18.9	50	—	1	—	6	687	22	589	328
Nordwaggon, Sweden	50.0	22	—	11	—	72	408	-29	1,519	1,475
Sidème, France	39.3	16	—	79	—	207	528	—	215	179
Viking Financial Services, USA	50.0	27	7	—	—	—	33	21	99	45
Other	—	9	4	4	6	34	60	6	27	15

Total	—	124	11	95	6	319	1,716	20	2,449	2,042

1)	Seen from Electrolux perspective.
     Included in Other are: Diamant Boart, Argentina; A/O Khimki, Russia; Diamant Boart, the Philippines; Manson Tools, Sweden; and e2 Home, Sweden.
     Market value for Atlas Eléctrica is according to stock market rate at December 31, 2005, about SEK 28m (24). Although the participation in Atlas Eléctrica is, only 18.9 % it is still included amongst associated companies since the Electrolux has a significant influence in the company.
     Electrolux has, jointly with the state-owned company AB Swedecarrier, issued letters of support for loans and leasing agreements totaling SEK 1,400m (1,412) in the associated company Nordwaggon AB.

Other companies

	Holding, %	Book value, SEKm

Videcon Industries Ltd., Indien	4.6	214
Firefly Energy Inc., USA	7.5	8
Banca Popolare Friuladria S.p.A., Italy	0,0	3
Business Partners B.V., The Netherlands	0.7	3
Other	—	9

Total		237

Subsidiaries		Holding, %
Major Group companies Australia	Electrolux Home Products Pty. Ltd	100
Austria	Electrolux Hausgeräte G.m.b.H.	100
	Electrolux Austria G.m.b.H.	100
Belgium	Electrolux Home Products Corp. N.V.	100
	Electrolux Belgium N.V.	100
	Diamant Boart International S.A.	100
Brazil	Electrolux do Brasil S.A.	100
Canada	Electrolux Canada Corp.	100
China	Electrolux Home Appliances (Hangzhou) Co. Ltd	100
	Electrolux (China) Home Appliance Co. Ltd	100
	Electrolux (Changsha) Appliance Co. Ltd	100
Denmark	Electrolux Home Products Denmark A/S	100
Finland	Oy Electrolux Ab Electrolux Kotitalouskoneet	100
France	Electrolux France SAS	100
	Electrolux Home Products France SAS	100
	Electrolux Professionnel SAS	100
Germany	Electrolux Deutschland GmbH	100
	AEG Hausgeräte GmbH	100
Hungary	Electrolux Lehel Hütögépgyár Kft	100
Italy	Electrolux Zanussi Italia S.p.A.	100
	Electrolux Professional S.p.A.	100
	Electrolux Italia S.p.A.	100
	Electrolux Home Products Italy S.p.A.	100
Luxembourg	Electrolux Luxembourg S.à r.l.	100
Mexico	Electrolux de Mexico, S.A. de CV	100
The Netherlands	Electrolux Associated Company B.V.	100
	Electrolux Holding B.V.	100
	Electrolux Home Products (Nederland) B.V.	100
Norway	Electrolux Home Products Norway AS	100
Spain	Electrolux España S.A.	100
	Electrolux Home Products España S.A.	100
	Electrolux Home Products Operations España S.L.	100
Sweden	Husqvarna AB	100
	Electrolux Laundry Systems Sweden AB	100
	Electrolux HemProdukter AB	100
	Electrolux Professional AB	100
	Electrolux Floor Care and Light Appliances AB	100
Switzerland	Electrolux Holding AG	100
	Electrolux AG	100

Subsidiaries		Holding, %
United Kingdom	Electrolux Plc	100
	Husqvarna UK Ltd	100
	Electrolux Professional Ltd	100
US	Electrolux Home Products Inc.	100
	Electrolux Holdings Inc.	100
	Electrolux Professional Inc.	100
	Electrolux Professional Outdoor Products Inc.	100
     A detailed specification of Group companies has been submitted to the Swedish Companies Registration Office and is available on request from AB Electrolux, Investor Relations and Financial Information.

Note 29 US GAAP information
     The consolidated financial statements have been prepared in accordance with IFRS, as described in Note 1. The Group has transitioned to IFRS per January 1, 2005, as reported in Note 30, and has restated their financial statements from January 1, 2004, to IFRS. As a result of this, certain amendments have been made to the adjustments recorded in the Group’s reconciliation of net income and equity under US GAAP for the financial year 2004, principally, relating to share-based compensation, goodwill and intangible assets. The Group also submits an annual report on Form 20-F to the US Securities and Exchange Commission (SEC).
Goodwill and other intangible assets
     After the implementation of IFRS 3, there are no major differences in comparison with US GAAP regarding goodwill and acquired intangible assets.
Acquisitions
     According to IFRS transition rules, Electrolux elected not to restate acquisitions prior to January 1, 2004. Prior to 1996, under Swedish standards, the tax benefit arising from realized pre-acquisition loss carry-forwards of an acquired subsidiary could be recognized in earnings as a reduction of current tax expenses when utilized. Under US GAAP, the benefits arising from such loss carry-forwards are required to be recorded as a component of purchase accounting, usually as a reduction of goodwill. From 1996, these differences no longer exist.
     Up to 2004, acquisition provisions could be established under Swedish accounting standards for restructuring costs related to other subsidiaries affected by the acquisition. These provisions are reversed to goodwill under US GAAP. For acquisitions from 2004, these differences no longer exist.
Others
     According to the US accounting standard SFAS 142, Goodwill and Other Intangible Assets, applicable as from January 1, 2002, acquisition goodwill and other intangible assets that have indefinite useful lives are not amortized, but are instead tested for impairment annually. With the implementation of IFRS as from January 1, 2004, the accounting standards are similar in this area. Prior to January 1, 2004, under Swedish GAAP, goodwill and other intangible assets were amortized over the expected useful life of the asset, therefore differences arise from the different dates of implementation. The Electrolux trademark in North America has previously been amortized under Swedish GAAP but as of January 1, 2004, amortization is no longer calculated in accordance with IFRS and US GAAP.
     The goodwill and the intangible assets with assigned indefinite lives have been tested for impairment in accordance with the methods prescribed in SFAS 142. No impairment charges were recorded as a result of annual tests performed in December, 2005. For 2004 no impairment charges were recorded.
Development costs
     IFRS states that development costs associated with the creation of intangible assets shall be capitalized if the following can be demonstrated:
1.	the technical feasibility of completing the intangible asset,

2.	the intention to complete it,

3.	the ability to use or sell the intangible asset,

4.	how the asset will generate future economic benefits, and
5.	the ability to measure reliably the expenditure attributable to the intangible asset during the development.
     US GAAP requires that development costs be expensed as incurred, except for certain costs associated with the development of software.

Discounted provisions
     Under IFRS and US GAAP, provisions are recognized when the Group has a present obligation as a result of a past event, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Under IFRS, where the effect of time value of money is material, the amount recognized is the present value of the estimated expenditures. IAS 37 states that long-term provisions shall be discounted if the time value is material. According to US GAAP discounting of provisions is allowed when the timing of cash flow is certain.
Restructuring and other provisions
     Under IFRS the Group is accounting for restructuring provisions in accordance with IAS 37, Provisions, contingent liabilities and contingent assets. Under US GAAP corresponding guidance is defined in SFAS 112, Employers’ Accounting for Postemployment Benefits, and SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities.
     Under IFRS a provision for restructuring costs is recognised when an entity meets a number of specific criteria, indicating a present obligation as a result of a past event; it being probable that an outflow of resources will be required to settle the obligation; and, that a reliable estimate can be made of the amount of the obligation, in accordance with IAS 37. Under US GAAP, SFAS 146, requires the company to recognise certain costs associated with restructuring activities when they are incurred, or in the case of redundancies, rateably over any future service period required in order to receive termination benefits for the employees rather than at the date of commitment to a restructuring plan. SFAS 112 may require earlier accrual of termination benefits compared to SFAS 146 if they stem froma pre-existing benefit plan where the post employment benefit relates to past service, that vests or accumulates with service, and for which payment is both probable and reasonably estimable. Electrolux has recognised a liability in accordance with SFAS 112 and FAS 146.
     SFAS 146 also restricts what type of costs that can be included in the restructuring provision. The timing of recognition and related measurement of a liability for one-time termination benefits in relation to employees who are to be involuntarily terminated depends on whether the employees are required to render service until they are terminated in order to receive the termination benefits. The type of costs with these kinds of restrictions in US GAAP compared to IAS 37 are for the Group mainly professional fees, severance payments, different types of costs for clean-up and dismantling of factories (excluding environmental costs regulated by a Government authority) and lease agreements.
Pensions and other post-employment benefits
     Accounting for pensions and other post-employment benefits is made in accordance with IAS 19, Employee Benefits. Under US GAAP, guidance is defined in SFAS 87, Employers’ Accounting for Pensions, and SFAS 106, Employers’ Accounting for Post-retirement Benefits Other than Pensions. The material differences between IAS 19 and US GAAP which affect the Group are:
•	Different dates of implementation cause differences in accumulated actuarial gains and losses. SFAS 87 was implemented in 1987 for US plans and in 1989 for non-US plans. SFAS 106 was implemented in 1993. IAS 19 was implemented on January 1, 2004, and accumulated actuarial gains and losses at this date were zero.
•	Under IAS 19, the estimated return on plan assets is based on actual market values, while US GAAP allows market-related values as the basis for estimation of the return on assets.
•	Under IAS 19, the past service cost and expenses resulting from plan amendments are recognized immediately if vested or amortized until vested. Under US GAAP, prior service cost is generally recognized over the average remaining service life of the plan participants.
•	Under US GAAP, an additional minimum liability should be recognized if the accumulated benefit obligation exceeds the sum of the fair value of plan assets and the change in liability is recognized as comprehensive income. A minimum liability is not required under IAS 19.
In 2004, the US subsidiaries were affected by The Medicare Prescription Drug, Improvement and Modernization Act of 2003. This change in legislation caused a reduction in the companies’ obligation under FAS 106. The reduction was treated as an actuarial gain for US GAAP whilst under IAS this was booked against equity in the transition to IAS 19 as of January 1, 2004.

Derivatives and hedging
     Due to the transition to IFRS, Electrolux implemented on January 1, 2005, IAS 39, Financial Instruments: Recognition and measurement. IAS 39 has similar requirements as SFAS 133 for recognition and measurement of derivative instruments as well as for their designation as hedging instruments, documentation, and assessment of the effectiveness as such. See Note 1, for further information.
     Effective January 1, 2001, the Group adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Transactions, an Amendment to FASB Statement 133, for US GAAP reporting purposes. These statements establish accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet at fair value as either assets or liabilities, and requires the Group to designate, document and assess the effectiveness of a hedge to qualify for hedge accounting treatment.
     Prior to January 1, 2005, management decided not to designate any derivative instruments as hedges for US GAAP reporting purposes except for certain instruments used to hedge the net investments in foreign operations. Consequently, the fair value of derivatives that were not designated as hedge instruments and the ineffective portion of derivatives that were designated as net investment hedges was marked-to-market through the income statement.
     After the implementation of IAS 39, management designates derivative instruments as hedges for both IAS and US GAAP purposes and there are no longer any differences for the instruments acquired after December 31, 2004.
     The transition rules of IAS 39, however, permit retrospective designation of derivative instruments as hedges if they were designated as hedges under previous GAAP. For US GAAP purposes, derivative instruments, acquired before December 31, 2004, which are not designated as hedges are marked-to-market and changes in their fair value continued to be recorded through the income statement in 2005.
Securities
     In accordance with IFRS (IAS 39), financial assets categorized as “available for sale” are recognized at fair value. For Electrolux such category includes investments with a temporary disposal restriction. Under US GAAP, financial assets for which the sale is restricted by contractual requirements are recorded at cost and subject to write down for impairment. Under US GAAP Electrolux recognizes distributions from investments recorded at cost as dividend income or receipt.
Revaluation of assets
     Electrolux historically revalued certain land and buildings to values under Swedish GAAP in excess of the acquisition cost. These revalued amounts have been carried forward upon transition to IFRS and are viewed as deemed cost according to IFRS. Such revaluation is not permitted in accordance with US GAAP.
Share-based compensation
     Electrolux has several compensatory employee stock option programs and performance share programs, which are offered to senior managers. Under IFRS, Electrolux recognizes compensation expense for all share-based programs that were not fully vested as of November 7, 2002. An estimated cost for the granted instruments, based on the instruments’ fair value at grant date, and the number of instruments expected to vest is charged to the income statement over the vesting period on a straight line basis. The share-based compensation programs are classified as equity-settled transactions. The fair value of share options is the market value at grant date calculated according to an option valuation method. The fair value of shares is the market value at grant date adjusted for the discounted value of expected future dividends. For US GAAP purposes, ABP 25 applies for share-based programs with employees, including those plans prior to November 7, 2002, and the plans are classified as fixed or variable plans. Under APB 25, compensation expense is determined as the difference between the market price and exercise price of the share-based award. For fixed plans compensation expense is determined on the date of grant. For variable plans compensation expense is remeasured at each balance sheet date until the award becomes vested. Under IFRS, employers are required to record provisions for related social fees and the costs are charged to the income statement over the vesting period. US GAAP requires that the employer payroll taxes upon exercise of stock must be recognized as an expense at the exercise date of the option.
Discontinued Operations
     In accordance with FAS 144, Accounting for the Impairment or Disposal of Long-lived Assets requires a component of an entity that either has been disposed of or is classified as held for sale to be reported as discontinued operations if (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the Group as a result of the disposal transaction; and (b) the Group will not have any significant continuing involvement in the operations of the component after the disposal. A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group.
     In accordance with IFRS the Group classifies a discontinuing operation as a component of an entity, which (a) pursuant to a single plan, the entity is disposing of in its entirety, (b) represents a separate major line of business or geographical activity and (c) can be distinguished operationally and for financial reporting purposes.
     The divestment of the Indian operation on July 7, 2005, is classified as discontinued operations under US GAAP. However, as the transaction does not represent a major line of business, it has not been classified as discontinuing operations under IFRS.
     The table below sets forth the amounts reflected as discontinued operations for 2005 and 2004, and the amounts reclassified from continuing to discontinued operations, under US GAAP. The discontinued operations refer entirely to the divestment of the Indian operations. For further comments on the transaction see note 25.

	Years ended December 31,
	2005	2004
	(SEK million)
Net sales	376	553
Operating income	-468	-125
Income for the period	-475	-153
Recently issued accounting standards
SFAS 151 In November 2004, the FASB issued Statement 151, Inventory Costs, an amendment of ARB 43. The new standard requires that idle facility expense, freight, handling costs, and wasted material (spoilage) are recognized as current-period charges. In addition, this statement requires allocation of fixed production overhead to the costs of conversion based on the normal capacity of a production facility. The provisions of this statement are effective for inventory costs that incur during fiscal years beginning after June 15, 2005. The adoption of the provisions of SFAS 151 is not expected to have an impact on the Group’s consolidated financial statements.
FIN 47 In March 2005, the FASB issued Interpretation 47, Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement 143. FIN 47 clarifies that SFAS 143, Accounting for Asset Retirement Obligations, requires that an entity recognizes a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of FIN 47 has no material impact on its results of operations or financial position.
SFAS 153 In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion 29. The guidance in APB Opinion 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Electrolux do not believe that the adoption of this statement will materially affect the Group’s consolidated financial statement.
SFAS 123 (R) In December 2004, the FASB issued SFAS 123 (R) Share-Based Payment, which is a revision of SFAS 123, Accounting for Stock-Based Compensation and supersedes APB Opinion 25, Accounting for Stock Issued to Employees. Generally the valuation methods contained in SFAS 123 (R) are similar to those in SFAS 123, but SFAS 123 (R) requires all share-based payments to employees, including grants of employee share options, to be charged to the statement of income. This pronouncement requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. The Group plans to adopt this pronouncement effective January 1, 2006. Electrolux is in the process of assessing the impact of SFAS 123 (R) and does not expect the adoption to have a material impact on its results of operations or financial position.
FASB 143-1 In June 2005, the FASB issued FASB Staff Position (FSP) 143-1, Accounting for Electronic Equipment Waste Obligations. The FSP addresses accounting by commercial users and producers of electrical and electronic equipment, in connection with Directive 2002/96/EC on Waste Electrical and Electronic Equipment (WEEE) issued by the European Union (EU) on February 13, 2003. This Directive requires EU-member countries to adopt legislation to regulate the collection, treatment, recovery, and environmentally sound disposal of electrical and electronic waste equipment, and sets forth certain obligations relating to covering the cost of disposal of such equipment by commercial users. Producers will also be required to cover the cost of disposal of such equipment under the WEEE legislation if they are participating in the market as of August 13, 2005. Electrolux records the cost of disposal for the member states that have enacted the Directive in accordance to each member state’s legislation. As of December 2005, several major EU-member states have not enacted the Directive and Electrolux continues to evaluate the impact of the WEEE legislation as member states implement guidance.
SFAS 154 In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections. SFAS 154 requires retrospective application to prior period’s financial statements of changes in accounting principle, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. It also requires that the new accounting principle be applied to the balance of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earning for that period rather than being reported in an income statement. The statement will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 is not expected to have a material effect on the results or net assets of the Group.

Summary of the effects that application of US GAAP
would have on consolidated net income, equity and the balance sheet
A. Consolidated net income (SEKm)

	2005	2004

Income for the period as reported in the consolidated income statement	1,763	3,259
Adjustments before taxes
Development costs	-217	-367
Restructuring and other provisions	172	178
Pensions	-316	-312
Derivatives and hedging	-143	-158
Discounted provisions	-78	—
Securities	—	2
Share-based compensation	71	-40
Taxes on the above adjustments	266	226

Income for the period according to US GAAP	1,518	2,788
Earnings per share in SEK according to US GAAP, basic	5.21	9.35
Number of shares, basic 1)	291,377,974	298,314,025
Earnings per share in SEK according to US GAAP, diluted	5.21	9.34
Number of shares, diluted 1)	291,495,285	298,350,049

Income for the period from continuing operations according to US GAAP	1,993	2,941
Loss for the period from discontinued operations according to US GAAP	-475	-153

Total Income for the period according to US GAAP	1,518	2,788

Earnings per share from continuing operations, basic	6.84	9.86
Earnings per share from discontinued operations, basic	-1.63	-0.51

Total Earnings per share, basic	5.21	9.35

1)	Weighted average number of shares outstanding through the year, after repurchase of own shares.

B. Equity (SEKm)

	2005	2004

Equity as reported in the consolidated balance sheet	25,888	23,636
Less minority interest	-1	-10

Equity less minority interest	25,887	23,626
Adjustments before taxes
Acquisitions	-589	-546
Previously made adjustments on goodwill and intangible assets	414	373
Development costs	-1,089	-819
Restructuring and other provisions	340	167
Pensions	422	1,102
Discounted provisions	-78	—
Derivatives and hedging	—	143
Securities	-20	3
Revaluation of assets	-134	-132
Share-based compensation	-36	-143
Taxes on the above adjustments	-60	-207

Equity according to US GAAP	25,057	23,567
C. Balance sheet (SEKm)
The table summarizes the consolidated balance sheets prepared in accordance with IFRS and US GAAP.

	IFRS		US GAAP
	2005	2004	2005	2004

Intangible assets	6,100	5,257	4,848	4,329
Tangible assets	18,622	16,033	18,488	15,901
Financial assets	5,009	4,333	5,262	4,552
Current assets	52,827	49,473	53,290	50,735

Total assets	82,558	75,096	81,888	75,517

Equity	25,888	23,636	25,057	23,567
Minority interests	1	10	1	10
Provisions for pensions and similar commitments	8,226	7,852	8,294	7,312
Other provisions	8,800	6,160	8,892	6,169
Financial liabilities	8,717	9,843	8,717	10,585
Operating liabilities	30,926	27,595	30,927	27,874

Total equity and liabilities	82,558	75,096	81,888	75,517

Note 30 Transition to IFRS
     As of January 1, 2005, Electrolux applies International Financial Reporting Standards (IFRS), previously known as IAS, as adopted by the European Union. Prior to 2005, Electrolux prepared the financial statements in accordance with the standards and interpretations issued by the Swedish Financial Accounting Standards Council.
     Swedish Accounting Standards have gradually incorporated IFRS and, consequently, several IFRS issued prior to 2004 have already been implemented in Sweden. However, a number of new standards and amendments to and improvements of existing standards are adopted for the first time in 2005. The effect on the Group’s income and equity referring to the transition is stated below.
     The transition to IFRS is accounted for following the rules stated in IFRS 1, First Time Adoption of International Accounting Standards, and the transition effects have been recorded through an adjustment to opening retained earnings as per January 1, 2004. This date has been determined as Electrolux date of transition to IFRS. Comparative figures for 2004 have been restated. IFRS 1 gives the option to elect a number of exemptions from other IFRS standards of which Electrolux has elected the following:
•	IFRS 3, Business combinations, has not been applied retrospectively to past business combinations and no restatement of those have been made.
•	Items of property, plant, and equipment have not been measured at fair value, i.e., the carrying amounts according to Swedish GAAP have been kept.
•	All actuarial gains and losses have been recognized at the date of transition to IFRS.
•	The cumulative translation differences for all foreign operations, according to the rules in IAS 21. The Effects of Changes in Foreign Exchange rates are deemed to be zero at the date of transition to IFRS.
•	Of previously recognized financial instruments SEK 643m have been designated as available for sale, SEK 8,060m, as assets at fair value through the profit or loss and SEK 364m as liabilities at fair value through profit or loss.
•	No restatement of comparative figures has been made for IAS 39, Financial Instruments: Recognition and Measurement, which is applied as from January 1, 2005.
     Since 2002, Electrolux has prepared the transition to IFRS including a thorough review of all IFRS rules, amendments to the Electrolux Accounting Manual as well as the Group-reporting format and a special audit carried out in a number of the Group is reporting units. The following areas represent the identified differences.
Share-based payments
     IFRS 2 is applied for share-based compensation programs granted after November 7, 2002, and that had not vested on January 1, 2005. IFRS 2 differs from previously applied accounting principles in that an estimated cost for the granted instruments is charged to the income statement over the vesting period. In addition, the Group provides for estimated employer contributions in connection with the share-based compensation programs.
     Previously, only employer contributions related to these instruments have been recognized, and no charge was taken to the income statement for equity instruments granted as compensation to employees.
Business combinations
     In business combinations, IFRS 3 requires a thorough inventory of intangible assets and does not allow provisions for restructuring activities. IFRS 3 stipulates that goodwill shall not be amortized but submitted to impairment test at least once a year. Goodwill amortization has therefore ceased and comparative figures for 2004 have been restated. Electrolux has even previously carried out impairment test of goodwill at least once a year and, therefore, has not taken any additional impairment charge at the date of transition to IFRS. IFRS 3 also prohibits the recognition of negative goodwill. At transition, negative goodwill has been written off through an SEK 40m adjustment to opening retained earnings as per January 1, 2004.
     Electrolux made no acquisitions in 2004 and, as stated above, has chosen the alternative not to restate business combinations made in earlier years.
Other intangible assets

     The transition rules stated in IFRS 1 stipulate that a company at transition recognize intangible assets that qualify for recognition under IAS 38, Intangible Assets, even though these intangible assets have previously been expensed. Electrolux has made an inventory of the Group’s intangible assets resulting in a net adjustment of SEK 20m in other intangible assets as per January 1, 2004.
Income statement
     The format used in previous years has been kept with the only exception being that the consolidated income statement now ends with Income for the period, which is the old Net income, without deducting minority interests.
IFRS transition effects on the consolidated income statement for the full year 2004 ( SEKm )

	Income				Income
	statement				statement
	before				after
	transition	IFRS 2	IFRS 3	IAS 38	transition

Net sales	120,651	—	—	—	120,651
Gross operating income	29,645	—	—	-15	29,630
Operating income	4,714	-47	155	-15	4,807
Income after financial items	4,359	-47	155	-15	4,452
Income for the period	3,148	-32	155	-12	3,259
Income for the period per share, basic, SEK	10.55	-0.11	0.52	-0.04	10.92
Balance sheet
     A number of reclassifications have been made in the balance sheet to comply with IFRS:
•	The term Non-current assets are used instead of Fixed assets.

•	The term Property, plant and equipment is used instead of Tangible assets.

•	Derivatives with a maturity of less than one year are reported as current assets or current liabilities, respectively, whereas derivatives with a maturity of more than one year are reported as non-current assets or non-current liabilities, respectively.

•	Cash and cash equivalents consist of cash on hand, bank deposits and other short-term highly liquid investments with a maturity of three months or less. Other liquid funds are reported under Short-term investments.

•	Provisions expected to be paid within a year are reported as current liabilities and provisions expected to be paid after more than one year are reported as non-current liabilities.

•	Total equity in the consolidated balance sheet includes minority interests.

•	Equity is reported split on Share capital, Other paid-in capital, Other reserves, and Retained earnings. The components of Other reserves are reported in Change in consolidated equity.

IFRS transition effects on the consolidated opening balance, January 1, 2004 ( SEKm)

	Opening				Opening
	balance				balance
	before				after
	transition	IFRS 2	IFRS 3	IAS 38	transition

Goodwill	3,500	—	31	—	3,531
Other intangible assets	1,282	—	—	20	1,302
Deferred tax assets	2,988	-16	—	—	2,972
Other non-current assets	17,049	—	—	—	17,049
Current assets	53,415	—	—	—	53,415

Total assets	78,234	-16	31	20	78,269

Equity (retained earnings)	25,887	37	31	16	25,971
Deferred tax liabilities	1,294	—	—	4	1,298
Other provisions	4,427	-53	—	—	4,374
Other non-current liabilities	16,737	—	—	—	16,737
Other current liabilities	29,889	—	—	—	29,889

Total equity and liabilities	78,234	-16	31	20	78,269

IFRS transition effects on the consolidated balance sheet, December 31, 2004 ( SEKm)

	Balance				Balance
	before				after
	transition	IFRS 2	IFRS 3	IAS 38	transition

Goodwill	3,160	—	175	—	3,335
Other intangible assets	1,917	—	—	5	1,922
Deferred tax assets	2,937	-16	—	—	2,921
Other non-current assets	17,445	—	—	—	17,445
Current assets	49,473	—	—	—	49,473

Total assets	74,932	-16	175	5	75,096

Equity (retained earnings)	23,420	37	175	4	23,636
Deferred tax liabilities	1,251	—	—	1	1,252
Other provisions	4,961	-53	—	—	4,908
Other non-current liabilities	11,792	—	—	—	11,792
Other current liabilities	33,508	—	—	—	33,508

Total equity and liabilities	74,932	-16	175	5	75,096

Cash flow
     Cash and cash equivalents in the consolidated cash flow statement consist of cash on hand, bank deposits and other short-term liquid investments with a maturity of three months or less. Previously liquid funds were used in the consolidated cash flow statement, i.e., including also other short-term liquid investments with a maturity of more than three months. Previous periods have been restated. Cash and cash equivalents, as compared to the old liquid funds measure, decreased by SEK 4,395m as of January 1, 2004 and SEK 1,027m as of December 31, 2004.

Note 31 Definitions
Capital indicators
Annualized net sales
     In computation of key ratios where capital is related to net sales, the latter are annualized and converted at year-end exchange rates and adjusted for acquired and divested operations.
Net assets
     Total assets exclusive of liquid funds and interest-bearing financial receivables less operating liabilities, non-interest-bearing provisions and deferred tax liabilities.
Working capital
     Current assets exclusive of liquid funds and interest-bearing financial receivables less operating liabilities and non-interest-bearing provisions.
Net borrowings
     Total interest-bearing liabilities less liquid funds.
Adjusted equity
     Equity, including minority interests.
Net debt/equity ratio
     Net borrowings in relation to adjusted equity.
Equity/assets ratio
     Adjusted equity as a percentage of total assets less liquid funds.
Earnings per share
Earnings per share
     Earnings divided by the average number of shares after buy-backs.
Earnings per share according to US GAAP
     See information on US GAAP in Note 29.
Other key ratios
Organic growth
     Sales growth, adjusted for acquisitions, divestments and changes in exchange rates.
EBITDA margin
     Operating income before depreciation and amortization expressed as a percentage of net sales.
Operating cash flow
     Total cash flow from operations and investments, excluding acquisitions and divestment of operations.
Operating margin
     Operating income expressed as a percentage of net sales.

Return on equity
     Net income expressed as a percentage of average equity.
Return on net assets
     Operating income expressed as a percentage of average net assets.
Interest coverage ratio
     Operating income plus interest income in relation to total interest expense.
Capital turnover rate
     Net sales divided by average net assets.
Value creation
     Value creation is the primary financial performance indicator for measuring and evaluating financial performance within the Group. The model links operating income and asset efficiency with the cost of the capital employed in operations. The model measures and evaluates profitability by region, business area, product line, or operation.
     Value created is measured excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments) and defined as operating income less the weighted average cost of capital (WACC) on average net assets during a specific period. The cost of capital varies between different countries and business units due to country-specific factors such as interest rates, risk premiums, and tax rates.
     A higher return on net assets than the weighted average cost of capital implies that the Group or the unit creates value.
Electrolux Value Creation model
Net sales
– Cost of goods sold
– Marketing and administration costs
= Operating income, EBIT1)
– WACC x Average net assets1)
= Value creation
EBIT = Earnings before interest and taxes, excluding items affecting comparability.
WACC = Weighted Average Cost of Capital. The WACC rate before tax for 2005 is calculated at 12% compared to 12% for 2004 and 13% for 2003.

1)	Excluding items affecting comparability.

SCHEDULE II
AB ELECTROLUX AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
For the Years Ended December 31, 2004 and 2005
(in millions of SEK)

	Balance at	Charged	Charged to
	beginning of	costs &	other		Balance at
Description	period	expenses	accounts[1,2]	Deductions[3]	end of period

2005
Reserves deducted from assets to which they apply:
Allowance for doubtful notes and accounts receivable	730	91	103	-241	683
Allowance for long-term trade accounts and notes receivable	293	77	81	-253	198

2004
Reserves deducted from assets to which they apply:
Allowance for doubtful notes and accounts receivable	1,013	-31	-9	-243	730
Allowance for long-term trade accounts and notes receivable	391	-107	-3	12	293

1)	Includes exchange differences.

2)	Includes the acquisition of new companies.

3)	Includes companies sold.

ITEM 18. FINANCIAL STATEMENTS
     The Company has elected to furnish the financial statements and related information specified in Item 17 in lieu of responding to this item.

ITEM 19. EXHIBITS
1.	Articles of Association of the Company, as amended on April 24, 2006.

2.*	Form of Deposit Agreement dated as of April 21, 2004 between the Company and The Bank of New York.

4.1	Master Separation Agreement, dated September 9, 2005, between AB Electrolux (publ) and Husqvarna AB.

4.2	Tax Sharing and Indemnity Agreement, dated April 5, 2006, between Electrolux Holdings Inc., Electrolux Home Products Inc., Husqvarna Professional Outdoor Products Inc., Husqvarna Outdoor Products Inc., Husqvarna AB and AB Electrolux (publ).

8.	List of the Company’s subsidiaries. Please see Note 28 to the consolidated financial statements.

12.1	Certification of Hans Stråberg, Chairman and Chief Executive Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Fredrik Rystedt, Senior Vice President and Chief Financial Officer, of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.	Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PricewaterhouseCoopers AB, independent auditors to the Company.

*	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2003, filed with the SEC on June 24, 2004 (Commission File Number 0/15741).

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly cause and authorized the undersigned to sign this annual report on its behalf.

AKTIEBOLAGET ELECTROLUX (publ)

Stockholm, May 24, 2006	/s/ Hans Stråberg Hans Stråberg
President and Chief Executive Officer

/s/ Fredrik Rystedt Fredrik Rystedt
Senior Vice President and
Chief Financial Officer