Form 20-F
period 2006-12-31
AKTIEBOLAGET ELECTROLUX
filed 2007-06-21
CIK 813810

As filed with the Securities and Exchange Commission on June 21, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this Shell Company report

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
Item 17 ☑            Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes ☐            No ☑

Page
C. Interests of Experts and Counsel	62

ITEM 8. FINANCIAL INFORMATION	63

A. Consolidated Statements and other Financial Information	63

B. Significant Changes	63

ITEM 9. THE OFFER AND LISTING	64

ITEM 10. ADDITIONAL INFORMATION	66

A. Share Capital	66

B. Memorandum and Articles of Association	66

C. Material Contracts	70

D. Exchange Controls	71

E. Taxation	71

F. Dividend and Paying Agents	75

G. Statement by Experts	76

H. Documents on Display	76

I. Subsidiary Information	76

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	77

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	82

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	83

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	84

ITEM 15. CONTROLS AND PROCEDURES	85

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	86

ITEM 16B. CODE OF ETHICS	86

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	86

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	87

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	87

ITEM 17. FINANCIAL STATEMENTS	F-1

ITEM 18. FINANCIAL STATEMENTS	86

ITEM 19. EXHIBITS	87

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
     From January 1, 2005, Electrolux prepares its consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”). Electrolux restated its financial statements from January 1, 2004 to IFRS. In addition, consolidated net income and stockholders’ equity are reported as reconciled to United States generally accepted accounting principles (“U.S. GAAP”). Unless otherwise indicated, all amounts and percentages presented herein are based on IFRS. IFRS as applied by the Company differs in certain significant respects from U.S. GAAP. For a discussion of the significant differences between IFRS and U.S. GAAP affecting Electrolux’s consolidated financials statements and a reconciliation to U.S. GAAP of consolidated stockholders’ equity as of December 31, 2006 and 2005 and consolidated net income for the years ended December 31, 2006, 2005 and 2004, see Note 30 to the consolidated financial statements.
     This report also contains certain financial and performance measures where indicated that are not calculated in accordance with IFRS or U.S. GAAP, but which are disclosed herein in compliance with Item 10 of Regulation S-K under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These non-GAAP financial and performance measures are used extensively by management to evaluate the financial performance and results of operations of Electrolux. In particular, Electrolux’s management considers “value creation” to be an important non-GAAP performance measure. The non-GAAP financial and performance measures are included herein to assist the reader in understanding Electrolux’s operating results and financial condition from management’s point of view. Non-GAAP financial and performance measures, however, should not be considered alternatives to the amounts reported in accordance with IFRS or U.S. GAAP. Furthermore, the non-GAAP financial and performance measures included herein may not be comparable to similarly titled measures presented by other companies.
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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.

ITEM 3. KEY INFORMATION
A. Selected Financial Data
     From January 1, 2005, Electrolux prepared its consolidated financial statements in accordance with IFRS as adopted by the European Union. Electrolux restated its financial statements from January 1, 2004 to IFRS. In addition, consolidated net income and stockholders’ equity are reported as reconciled to U.S. GAAP. IFRS as applied by the Company differs in certain significant respects from U.S. GAAP. For a discussion of the significant differences between IFRS and U.S. GAAP affecting Electrolux’s consolidated financial statements and a reconciliation to U.S. GAAP of consolidated stockholders’ equity and consolidated net income as of and for the years ended December 31, 2006, 2005 and 2004, see Note 30 to the consolidated financial statements.
     The Group’s Outdoor Products operations were distributed under the name of Husqvarna to the Electrolux shareholders in June 2006. As of June 2006, Husqvarna is reported as discontinued operations in the income and cash flow statements for 2006, 2005 and 2004. The Husqvarna results are excluded from the sales and expense lines of the income statement and reported as a single net in the item “Income for the period from discontinued operations.” The cash flow is reported separately under the item “Cash flow from discontinued operations.” Discontinued operations in 2006 include the period January–May and in 2005 and 2004 the period January–December. Assets and liabilities for Husqvarna were excluded from the balance sheet as of May 31, 2006. The balance sheet items for the previous year are the historical financial statements in accordance with IFRS.
     The comments below regarding net sales and income refer to continuing operations and are exclusive of Outdoor Products operations, Husqvarna.
     The following table sets out selected financial data prepared in accordance with IFRS as of and for the years ended December 31, 2006, 2005 and 2004; and in accordance with U.S. GAAP as of and for the years ended December 31, 2006, 2005, 2004, 2003 and 2002.
Amounts in accordance with IFRS1

	2006	2005	2004
	(SEK millions, except share and per share amounts, and ratios)
Consolidated Income Statement Data
Net Sales	103,848	100,701	93,449
Operating Income	4,033	1,044	1,824
Income After Financial Items	3,825	494	1,574
Income for the period from Continuing Operations	2,648	-142	1,284
Income for the period from Discontinued Operations	1,199	1,905	1,975
Income for the period	3,847	1,763	3,259
Earnings per share, basic	13.32	6.05	10.92
Earnings from Continuing Operations per share, basic	9.17	-0.49	4.30
Earnings per share, diluted	13.27	6.01	10.91
Earnings from Continuing Operations per share, diluted	9.14	-0.49	4.30

Consolidated Balance Sheet Data
Current Assets	44,091	52,827	49,473
Total Assets	66,049	82,558	75,096
Long Term Borrowings	4,502	5,257	3,940
Minority Interests	1	1	10
Total Equity	13,194	25,888	23,636
Share Capital	1,545	1,545	1,545
Number of shares (in thousands)	308,920	308,920	308,920
Number of shares excluding repurchased shares	289,520	293,099	291,181

	2006	2005	2004
	(SEK millions, except share and per share amounts, and ratios)
Other non-GAAP measures

Performance Measure[2]
Value Creation	2,202	1,305	1,200
Amounts calculated in accordance with U.S. GAAP

	2006	2005	2004	2003	2002
Net Sales[3]	103,848	100,325	92,896	94,346	100,546
Operating Income[3]	3,311	1,684	1,554	4,443	3,832
Income for the period from Continuing Operations[3]	2,130	136	1,066	3,212	3,123
Income for the period from Discontinued Operations[4]	1,134	1,382	1,722	1,669	2,185
Income for the period	3,264	1,518	2,788	4,881	5,308

Earnings per share, basic[3,5]	11.30	5.21	9.35	15.58	16.23
Earnings from Continuing Operations per share, basic[3,5]	7.38	0.47	3.58	10.25	9.55
Earnings per share, diluted[3]	11.27	5.21	9.34	15.58	16.23
Earnings from Continuing Operations per share, diluted[3]	7.35	0.47	3.57	10.25	9.55
Total Equity	10,653	25,057	23,567	27,348	27,504
Total Assets	64,664	81,888	75,517	78,372	86,095
Share Capital	1,545	1,545	1,545	1,621	1,694

Dividends per ADS
SEK[5,6]	8.00	15.00	14.00	13.00	12.00
USD[5,6,7]	1.17	2.04	1.98	1.70	1.47

1.	The consolidated financial statements have been prepared in accordance with IFRS. Electrolux has transitioned to IFRS per January 1, 2005 and has restated its financial statements from January 1, 2004 to IFRS.

2.	Value creation is a performance measure focused on growth and shareholder return in Swedish Kronor terms. Value Creation is extensively used by Electrolux for internal reporting purposes and as a management tool for measuring and evaluating financial performance within the Group. Electrolux uses Value Creation internally to measure and evaluate segments, e.g. business areas and regional performance. The model links operating income and asset efficiency with the cost of the capital employed in operations. The model measures and evaluates profitability, by business area, product line, region or operation.

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

	2006	2005	2004
Operating Income	4,033	1,044	1,824

Excluding items affecting comparability	542	2,980	1,960

	4,575	4,024	3,784
Less asset capital charge	2,373	2,719	2,584

Value Creation	2,202	1,305	1,200

Weighted Average Cost of Capital x	11%	12%	12%

Average net assets =	21,571	22,658	21,534

Asset capital charge	2,373	2,719	2,584

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

Total value created in 2006 improved over the previous year to SEK 2,202m (1,305). The capital turnover rate was 4.81, as against 4.44 in 2005. The WACC rate for 2006 was computed at 11% (12). Total value created in 2005 amounted to SEK 1,305 (1,200). The capital turnover rate was 4.44, as against 4.34 in 2004. The WACC rate for 2005 was computed at 12% (12).

3.	The years 2002-2005 have been reclassified for comparison purposes due to the disclosure of discontinued operations.

4.	Under SFAS 144, each of the following divestments are accounted for as discontinued operations: In 2006, the Outdoor Products operations. In 2005, the divestment of all activity in India. In 2003 and 2002, Vestfrost A/S, the compressor operation, Zanussi Metallurgica, the European motor operation, the Mexican compressor plant, the European home comfort operation and the remainder of the leisure appliance product line.

5.	Weighted average number of shares outstanding was 288,790,128 for 2006; 291,377,974 shares for 2005; 298,314,025 shares for 2004; 313,270,489 shares for 2003; and 327,093,373 shares for 2002. The decreases in weighted average number of shares outstanding for these periods reflect open market repurchases of shares by Electrolux and the redemption of shares in 2004.

6.	Dividends are set forth in the above table under the year to which they relate. In accordance with general practice in Sweden, the dividends are declared and paid in the year following the financial period.

7.	Amounts in U.S. dollars are presented for convenience only and are based on the noon buying rate for cable transfers in SEK as certified for customs purposes by the Federal Reserve Bank of New York at each of the respective payment dates, except for the U.S. dollar amount in 2006, which is based on the noon buying rate for SEK at December 29, 2006 of $1 = SEK 6.8342.
     Exchange Rate Information
     The following table presents information with respect to the exchange rate for Swedish kronor per USD 1.00, based on the noon buying rate for cable transfers in SEK as certified for customs purposes by the Federal Reserve Bank of New York. On June 19, 2007 the noon buying rate for SEK was USD 1.00=SEK 7.0116.

Period	Average Rate[1]	High	Low

		(SEK per USD)
Year ended December 31, 2002	9.657	10.729	8.695
Year ended December 31, 2003	8.035	8.792	7.195
Year ended December 31, 2004	7.346	7.782	6.576
Year ended December 31, 2005	7.517	8.243	6.802
Year ended December 31, 2006	7.310	7.966	6.767
December 2006	—	6.920	6.767
January 2007	—	7.083	6.782
February 2007	—	7.084	6.944
March 2007	—	7.106	6.962
April 2007	—	7.006	6.698
May 2007	—	6.938	6.709
June 2007 (to June 19)	—	7.079	6.887

1.	Based on the applicable exchange rate for the last day of each month during the period indicated. Average rates are not presented for months.
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
C. Reasons for the Offer and Use of Proceeds
     Not applicable.

D. Risk Factors
Electrolux markets are highly competitive and subject to price pressure
     The markets for Electrolux products are highly competitive and there is considerable pressure to reduce prices, especially when faced with an economic downturn and possible reductions in consumer demand. Electrolux faces strong competitors, who may prove to have greater resources in a given business area, and the likely emergence of new competitors, particularly from Asia and Eastern Europe. Some industries in which Electrolux operates are undergoing consolidation, which may result in stronger competitors and a change in Electrolux relative market position. In 2006, price competition was most apparent in the European market, but it was also present in North America. In response to an increasingly competitive environment, Electrolux and other manufacturers may be forced to increase efficiency by further reducing costs along the value chain, including their suppliers. The development of alternative distribution channels, such as the Internet, could also contribute to further price pressure within Electrolux markets. There can be no assurances that Electrolux will be able to adapt to these changes and increase or maintain its market share.
Electrolux business is affected by global economic conditions
     Current conditions in many of the economies in which Electrolux operates and the global economy remain very uncertain. As a result, it is difficult to estimate the global and regional economic development for the foreseeable future. In addition, the business environment and the economic condition of Electrolux markets are influenced by political uncertainties, including the current political situation in the Middle East. A lengthy recession or sustained loss of consumer confidence in the markets in which Electrolux operates could trigger a significant industry-wide decline in sales and could also lead to slower economic growth and a corresponding significant reduction in demand. Electrolux generates a substantial portion of its net sales from North America and Europe. Lately, North America has demonstrated a slow-down in its economy while economic conditions in Europe have experienced an upturn. These global and regional conditions could have an adverse impact on the operations of Electrolux, with a resulting material adverse effect on results of operations and financial condition.
Electrolux is subject to risks relating to the relocation of manufacturing capacity
     As part of its strategy of continued reduction of costs and rationalization of its production activities, Electrolux has in the past, and will in the future, relocate some of its manufacturing capacity to low cost countries. Electrolux has announced restructuring measures of approximately SEK 8 billion for the years 2004-2009, of which slightly more than SEK 5 billion had been charged at year-end 2006. The restructuring measures encompass further relocation of some of its manufacturing capacity. The transfer of production from one facility to another is a costly and complex process, and presents the possibility of additional disruptions and delays during the transition period. In addition, during relocation Electrolux will be dependent on cost-efficient deliveries of components and half-finished goods from suppliers. Electrolux might not be able to successfully transition production to different facilities. Any prolonged disruption in the operations of any of its manufacturing facilities or any unforeseen delay in shifting manufacturing operations to new facilities, whether due to technical or labor difficulties or delays in regulatory approvals, could result in delays in shipments of products to Electrolux customers, increased costs and reduced revenues.
Consolidation of retail chains has resulted in increased dependence on a number of large customers
     Due to the ongoing consolidation of retail chains, major customers account for a large and increasing part of Electrolux sales, and give retailers a stronger negotiating position. This trend towards consolidation has resulted in greater commercial and credit exposures. If Electrolux were to experience a material reduction in orders or become unable to collect fully its accounts receivable from a major customer, its net sales and financial results would suffer.
Electrolux operating results may be affected by seasonality
     Demand for certain of Electrolux products, and consequently Group income, is affected by seasonality. For example, sales of relatively more profitable cookers are higher towards the end of the year. Sales of less profitable products such as refrigerators are usually the highest in the middle of the year. Electrolux expects this seasonality to continue in the future.

Electrolux future success depends on its ability to develop new and innovative products
     Product innovation and development are critical factors in improving margins and enabling net sales growth in all of Electrolux product lines. To meet Electrolux customers’ needs in these businesses, Electrolux must continuously design new, and update existing, products and services and invest in and develop new technologies. Product development is also driven by criteria for better environmental performance and lower cost of use. Introducing new products requires significant management time and a high level of financial and other commitments to research and development, which may not result in success. During 2006, Electrolux invested SEK 1,832 (1,743) million in research and development in continuing operations, corresponding to 1.8 (1.7) percent of net sales. R&D projects during the year mainly referred to new products and design projects within appliances including development of new platforms. Electrolux sales and net income may suffer if investments are made in technologies that do not function as expected or are not accepted in the marketplace.
Electrolux may experience difficulties relating to business acquisitions and dispositions
     Electrolux has in the past, and may in the future, increase significant market positions in its product areas through organic growth and acquisitions and by improving operational efficiencies. Expansion through acquisitions is inherently risky due to the difficulties of integrating people, operations, technologies and products. Electrolux may incur significant acquisition, administrative and other costs in connection with any such transactions, including costs related to integration of acquired or restructured businesses. There can be no assurances that Electrolux will be able to successfully integrate any businesses it acquires into existing operations or that they will perform according to expectations once integrated. Similarly, dispositions of certain non-core assets may prove more costly than anticipated and may affect its net sales and results of operations.
Electrolux may not be able to successfully implement planned cost-reduction measures and generate the expected cost-savings
     Between 2002 and 2006, as well as in earlier years, Electrolux implemented restructuring programs in an effort to improve operating efficiencies and the Group’s profitability. These restructuring measures included the divestitures of unprofitable non-core operations, layoffs of employees, consolidation of manufacturing operations, relocation of the Group’s production from high-cost countries to those with lower cost levels and other cost-cutting measures. Electrolux has also put substantial effort into driving down costs and complexity throughout the supply chain by improving integration of the supply chain and demand flow management. There can be no assurances that these measures of approximately SEK 8 billion in respect of the years 2004-2009, of which slightly more than SEK 5 billion had been charged at year-end 2006, will generate the level of cost savings that Electrolux has estimated going forward.
Electrolux is dependent on third-party suppliers to deliver key components and materials for its products
     Electrolux manufacturing process depends on the availability and timely supply of components and raw materials, generally from third-party suppliers. While supply problems can affect the performance of most of Electrolux business sectors, Electrolux is particularly sensitive to supply problems related to electronic components, compressors, steel, plastics, aluminium and copper. Electrolux works closely with its suppliers to avoid supply-related problems and is increasing its supply of sourced finished products, but there can be no assurances that it will not experience problems in the future. Such problems could have material adverse effects on the business, results of operations or financial condition of Electrolux. In addition, unanticipated increases in the price of components or raw materials due to market shortages could also adversely affect the financial results of Electrolux businesses.
Electrolux is subject to risks related to changes in commodity prices
     Electrolux is subject to risks related to changes in commodity prices as the ability to recover increased costs through higher pricing may be limited by the competitive environment in which Electrolux operates. In 2006, Electrolux purchased raw materials, both directly and through sourced components, for a value of SEK 23 billion. The recent development in many commodity markets has resulted in higher prices, particularly for steel, plastics, copper and aluminium. For example, in 2006 the costs of raw materials rose by a total of approximately SEK 900 million. Further increases in raw material prices may continue to have a negative effect on the Group’s operating results in 2007. Electrolux commodity risk is mainly hedged through bilateral contracts with suppliers. There can be no assurances that this hedging activity will be effective in reducing costs in the Group’s results. For more details regarding commodity price risks, please see “Item 11–Quantitative and Qualitative Disclosure About Market Risk.”
Electrolux is exposed to foreign exchange risks and interest rate risk
     Electrolux operates in approximately 60 countries around the world and as a result is subject to the risks associated with cross-border transactions. In particular, Electrolux is exposed to foreign currency exchange-rate risks and risks relating to delayed payments from customers in certain countries or difficulties in the collection of receivables generally. Electrolux is also subject to risks arising from translation of balance sheets and income statements of foreign subsidiaries to Swedish kronor as well as through export of products and sales outside the country of manufacture, i.e., transaction exposure. Translation exposure is related mainly to EUR and USD. Transaction exposure is greatest in EUR, USD, GBP and HUF. While Electrolux geographically widespread production and its hedging transactions reduce the effects of changes in exchange rates, there can be no assurances that these measures will be sufficient.
     In addition, Electrolux holds assets and liabilities to manage the liquidity and cash needs of its day-to-day operations. These interest-rate sensitive assets and liabilities are subject to interest rate risk. While these interest-rate exposures are minimized to some extent by the use of derivative financial instruments, there can be no assurances that these hedging activities will be effective or sufficient.
     Changes in exchange rates also affect Group equity. The difference between assets and liabilities in foreign countries is subject to these changes and comprises a net foreign investment. At year-end 2006, the largest foreign net assets were in USD, EUR and HUF.
     For more details regarding currency risks and interest rate risks, please see “Item 11–Quantitative and Qualitative Disclosure About Market Risk.”
Electrolux is subject to regulatory risks associated with its international operations
     As a result of its worldwide operations, Electrolux is subject to a wide variety of complex laws, regulations and controls, and various non-binding treaties and guidelines, such as those related to employee safety, employee relations, product safety and exchange controls. Electrolux expects that sales to, as well as manufacturing in, and sourcing from, emerging markets, particularly China, Southeast Asia, Eastern Europe and Mexico, will continue to be an increasing portion of its total operations. Changes in regulatory requirements, economic and political instability, tariffs and other trade barriers and price or exchange controls could limit its operations in these countries and make the repatriation of profits difficult. In addition, the uncertainty of the legal environment in certain of the countries in which it operates could limit Electrolux ability to effectively enforce its rights in those markets. Electrolux products are also affected by environmental legislation in various markets, which principally involves limits for energy consumption (which relate to certain of its white goods products) as well as the obligation to recycle waste of electrical products.
Electrolux is subject to certain environmental risks
     Electrolux operations are subject to numerous European Union, or EU, national and local environmental, health and safety directives, laws and regulations, including those pertaining to the storage, handling, treatment, transportation and disposal of hazardous and toxic materials, the construction and operation of its plants and standards relating to the discharge of pollutants to air, soil and water. Although Electrolux believes its operations are in substantial compliance with presently applicable environmental, health and safety laws and regulations, violations of such laws and regulations have occurred from time to time and may occur in the future. In addition, risks of substantial costs and liabilities, including for the investigation and remediation of past or present contamination, are inherent in Electrolux ongoing operations and its ownership or occupation of industrial properties, and may arise specifically from its planned closure of certain of its manufacturing plants.
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
Compliance with EU directives regulating environmental impacts associated with electrical and electronic equipment may be costly
     The EU has adopted directives specifically regulating environmental impacts associated with electrical and electronic equipment, and compliance with these directives is being phased in. The Waste Electrical and Electronic Equipment, or WEEE, directive imposes responsibility on manufacturers and importers of electrical and electronic equipment for the cost of recycling, treatment and disposal of such equipment after its useful life. Based on Electrolux present working assumptions, its estimate of the annual cost to Electrolux when the directive is fully implemented in 2008 are SEK 600 million. These estimates remain highly uncertain as, among other things, the recycling ratio and actual costs are not yet fully known in all relevant jurisdictions. Electrolux has compensated for a large share of the cost by visibly including a surcharge in the price of the products concerned. In most European countries a surcharge is permissible until 2011 for small appliances and until 2013 for large appliances. Surcharges will not be permitted after these dates. Compliance with the WEEE directive could have a material adverse effect on Electrolux income, financial position and cash flow.
     For more details regarding the WEEE Directive, please see “Item 4.B–Business Overview–Environmental and Other Governmental Regulation–Recent Environmental Developments.”
Lawsuits in the United States claiming asbestos-related personal injuries are pending against the Electrolux Group
     Litigation and claims relating to asbestos are pending against the Group in the United States. Almost all of the cases relate to externally supplied components used in industrial products manufactured by discontinued operations of Electrolux prior to the early 1970s. Many of the cases involve multiple plaintiffs who have made identical allegations against many other defendants who are not part of the Electrolux Group.
     As of December 31, 2006, there were 1,688 (1,082) lawsuits pending against Electrolux entities representing approximately 7,700 (approximately 8,400) plaintiffs. During 2006, 986 new cases with approximately 2,000 plaintiffs were resolved. Approximately 5,650 of the plaintiffs relate to cases pending in the State of Mississippi.
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
Electrolux may incur higher than expected warranty expenses
     Electrolux value chain comprises all the steps in its operations, from research and development, through production, marketing and sales. Operational failures in its value chain processes could result in quality problems or potential product, labor safety, regulatory or environmental risks. Such risks are particularly present in relation to Electrolux production facilities which are located all over the world and have a high degree of organizational and technological complexity. Unforeseen product quality problems in the development and production of new and existing products could result in loss of market share and higher warranty expense, any of which could have a material adverse effect on Electrolux results of operations and financial condition.

Electrolux may be subject to significant product recalls or product liability actions that could adversely affect its business, results of operations or financial condition
     Under laws in many countries regulating consumer products, Electrolux may be forced to recall or repurchase some of its products under certain circumstances, and more restrictive laws and regulations may be adopted in the future. For example, as a manufacturer and distributor of consumer products in the United States, Electrolux is subject to the U.S. Consumer Products Safety Act, which empowers the U.S. Consumer Products Safety Commission to exclude products from the U.S. market that are found to be unsafe or hazardous. Under certain circumstances, the U.S. Consumer Products Safety Commission could require Electrolux to repurchase or recall one or more of its products. Any repurchase or recall of products could be costly to Electrolux and could damage its reputation. If Electrolux was required to remove, or it voluntarily removed, its products from the market, Electrolux reputation could be tarnished and it might have large quantities of finished products that could not be sold. Accordingly, there can be no assurances that product recalls would not have a material adverse effect on Electrolux business, results of operations and financial condition.
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
There can be no assurance that Electrolux spin-off of its Outdoor Products operations will not give rise to additional liabilities
     In June 2006, Electrolux completed the spin-off the Group’s Outdoor Products operations (“Outdoor Products”) as a separate unit. In order to govern the creation of Outdoor Products as a separate legal entity, as well as govern the relationship in certain aspects between Electrolux and Outdoor Products after the separation, Electrolux and Husqvarna AB (being the parent of the Outdoor Products group) and some of their respective subsidiaries entered into a Master Separation Agreement and related agreements (the “Separation Agreements”). Under the Separation Agreements, Electrolux has retained certain potential liabilities with respect to the spin-off and Outdoor Products. These potential liabilities include certain liabilities of the Outdoor Products business which cannot be transferred or which were considered too difficult to transfer. Losses pursuant to these liabilities are reimbursable pursuant to indemnity undertakings from Husqvarna. In the event that Husqvarna is unable to meet its indemnity obligations should they arise, Electrolux would not be reimbursed for the related loss, and this could have a material adverse effect on Electrolux results of operations and financial condition.
     For more information on the spin-off of Outdoor Products, please see “Item 5–Operating and Financial Review and Prospects–Significant Actions and Transactions affecting Results and Financial Information” and Notes 24 and 29 to the consolidated financial statements.

Electrolux is also exposed to tax risks in relation to the spin-off
     Electrolux has received a private letter ruling from the U.S. Internal Revenue Service (IRS) with regard to the distribution of the shares in Husqvarna and the U.S. corporate restructurings that preceded the distribution. The ruling confirms that these transactions will not entail any U.S. tax consequences for Electrolux, its U.S. subsidiaries or U.S. shareholders of Electrolux. In the event that any facts and circumstances upon which the IRS private ruling has been based is found to be incorrect or incomplete in a material respect or if the facts at the time of separation, or at any relevant point in time, are materially different from the facts upon which the ruling was based, Electrolux could not rely on the ruling. Additionally, future events that may or may not be within the control of Electrolux or Husqvarna, including purchases by third parties of Husqvarna stock or Electrolux stock, could cause the distribution of Husqvarna stock and the U.S. corporate restructurings that preceded the distribution not to qualify as tax-free to Electrolux and/or U.S. holders of Electrolux stock. An example of such event is if one or more persons were to acquire a 50 percent or greater interest in Husqvarna stock or Electrolux stock.
     Electrolux has – as one of the Separation Agreements – concluded a Tax Sharing and Indemnity Agreement with Husqvarna. Pursuant to the tax sharing agreement, Husqvarna and two of its U.S. subsidiaries have undertaken to indemnify Electrolux and its group companies for U.S. tax cost liabilities in certain circumstances. If the distribution of the shares in Husqvarna or the U.S. corporate restructurings that preceded the distribution would entail U.S. tax cost liabilities, and Husqvarna would not be obliged to indemnify such liabilities or would not be able to meet its indemnity undertakings, this could have a material adverse effect on Electrolux results of operations and financial condition.
     For more information on the spin-off of Outdoor Products, please see “Item 5–Operating and Financial Review and Prospects–Significant Actions and Transactions affecting Results and Financial Information” and Notes 24 and 29 to the consolidated financial statements.

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
Founding
1910	Electrolux was incorporated as Elektromekaniska AB.

1919	Elektromekaniska AB merged with Swedish AB Lux, and Aktiebolaget Electrolux was established. Electrolux led the development of the modern canister-type vacuum cleaner and the absorption refrigerator during the early part of the 20th century.
Stock exchange listing
1928	Electrolux was introduced on the London Stock Exchange. The Group had five plants, approximately twenty subsidiaries and 250 offices throughout the world, and a total turnover of SEK 70 million.

1930	Electrolux was listed on the Stockholm Stock Exchange. In 1987, trading of American Depositary Receipts, ADRs, representing Electrolux B-shares started on the NASDAQ National Market.
Expansion
1933	Vacuum cleaner production began in Old Greenwich, Connecticut, USA, and the first air-cooled refrigerator was produced.

1960’s	Electrolux initiated the restructuring of the fragmented Western European white goods (i.e., major appliance) industry. In 1968, the minority interest (39%) in Electrolux Corp., USA was sold to Consolidated Food for almost SEK 300 million. The cash generated provided Electrolux with the key to future expansion.

1984	Italian company Zanussi, including subsidiaries in Spain, was acquired, making Electrolux a leader in the European household appliances market and in the food service equipment market.

1986	WhiteConsolidated Inc, the third largest white goods company in the United States with brands such as Frigidaire, Gibson, Kelvinator and White Westinghouse, was acquired.

1986-89	The Outdoor Products business area expanded with the 1986 acquisition of the U.S. company Poulan/Weed Eater and the 1989 acquisition of the outdoor power products business of the Roper Corporation.
Strengthening core business
1990’s	The European expansion continued with the 1994 purchase of the white-goods division of German AEG. Restructuring programs and other measures were implemented to improve profitability, for instance a two-year restructuring program in 1997, beginning with the divestment of the industrial products sector, as well as the sewing machines, agricultural implements and interior decoration equipment operations. In 1998 the core business comprised Household Appliances, Professional Appliances and Outdoor Products, and Annual Group Sales had grown to SEK 117 billion.

2000	Electrolux re-acquired the trademark and company name “Electrolux” in North America, and thereby gained global control of the company name and the Group’s most important brand.

2001-02	The household division of the Australian company Email Ltd. was acquired in 2001. During 2001 and 2002 two restructuring programs were implemented throughout the Group, with divestments of non-core business, productivity improving measures, cost cutting, consolidation of production, rationalization of sales and marketing, write-downs of assets and personnel cutbacks.

2003-04	The consolidation of brands, with Electrolux as main brand, accelerated and a consumer insight driven product development process was initiated. The group re-introduced the Electrolux brand in USA with vacuum cleaners in 2003 followed by high-end white goods in 2004. During 2003 and 2004 relocation of manufacturing to low cost countries, such as Eastern Europe, South-East Asia and Mexico accelerated.

2004-05	In 2005, Electrolux changed its business model in India and divested its Indian appliance operation, including all three production facilities and a license with the right to use the Electrolux brand in India for five years, to Videocon. In February 2005, the Board of Electrolux proposed that Husqvarna, Electrolux’s Outdoor Products operations, should be spun-off as a separate unit and distributed cost-effectively to Electrolux shareholders by mid-2006.
2005-06	In April 2006 the Annual General Meeting approved the Board’s proposal for distributing the Group’s Outdoor Products operations, Husqvarna, to Electrolux shareholders. Against the background of the strong balance sheet following the distribution the Board called an Extraordinary General Meeting (EGM) in December 2006. The EGM approved the Board’s proposal for distributing capital to shareholders through a redemption of shares. The redemption program was implemented in January 2007.

Today	Electrolux is one of Sweden’s largest industrial enterprises with approximately 200 subsidiaries in approximately 55 countries as of December 31, 2006 and sales of more than SEK 100 billion.

For more information on the Group’s recent acquisitions and divestitures, please see “Item 5—Operating and Financial Review and Prospects—Significant Actions and Transactions Affecting Results and Financial Condition”. For a discussion of Electrolux principal capital expenditures during the past two years, please see “Item 5.B—Liquid Funds and Capital Resources”.
B. Business Overview
     Electrolux is a global leader in home appliances and appliances for professional use, selling more than 40 million products to customers in 150 countries. In 2006, Electrolux had sales of SEK 103.8 billion and 55,500 employees. Electrolux products include refrigerators, dishwashers, washing machines, vacuum cleaners and cookers sold under well-known brands such as Electrolux, AEG-Electrolux, Zanussi, Eureka and Frigidaire.
     Electrolux conducts operations in approximately 60 countries. The following table provides a breakdown of Electrolux’s net sales by region for each of the last three years:
Net Sales by Region

	2006		2005		2004
	SEK million	%(1)	SEK million	%(1)	SEK million	%(1)
Europe	49,576	47.8	48,996	48.7	47,863	51.2
North America	36,427	35.1	35,163	34.9	30,934	33.1
Latin America	8,355	8.0	6,481	6.4	4,739	5.1
Asia/Pacific	9,490	9.1	10,061	10.0	9,913	10.6

Consolidated net sales	103,848	100.0	100,701	100.0	93,449	100.0

(1)	As a percentage of consolidated net sales.
Strategy
     Electrolux is working intensively to improve profitability. Over the past ten years, the market for household appliances has developed from production and sale of simple basic products to a market driven by innovation and design. Electrolux has been transformed from a production-focused industrial company to an innovative, market-driven company that builds on consumer insight.
     To achieve its goal of improving profitability, Electrolux intends to continue to implement the following strategies:
•	Continuing focus on cost efficiency. Electrolux aims to maintain low cost levels and efficient production, and is achieving savings in production and purchasing, chiefly by moving production to low-cost countries and increasing purchasing in those countries. After the ongoing restructuring program is completed in 2009, more than half of Electrolux appliances will be produced in low-cost countries in Eastern Europe, Asia and Latin America. This transformation has already been implemented for floor-care products.

•	Developing and launching new products. The Group has global Product Councils, and the product development process is also global. Identifying global consumer trends and segmenting customers as well as consumers enables Electrolux to offer products with more relevant and attractive design, on the basis of fewer product platforms. The goal of Electrolux product development is to create products that are adapted to local needs together with products that can be sold world-wide.

•	Increasing marketing and brand building focusing on Electrolux as global brand for the Group. Group market communication is focused on creating a uniform image of Electrolux, in every product category and in every geographical market. Concentrating on the Electrolux brand enables resources to be used more efficiently. Electrolux is now established as the Group’s largest brand, and its share of Group sales is increasing in Europe, Latin America and Asia.

•	Profitable growth through improving product offering and identifying areas of future growth. Electrolux seeks to achieve profitable growth by focusing on improving its product offering through the launch of new products that are responsive to consumer needs, by following market growth in developing countries and selectively expanding operations in specific product categories. In addition to organic growth, Electrolux has opportunities to grow through acquisitions, particularly with respect to technology, products and brands that can help the Group increase its market share in the premium segment.
Group Operations
The Group’s operations are divided into Consumer Durables and Professional Products. Consumer Durables account for 93 percent of Group sales and comprise appliances for kitchens, fabric care and floor-care. Professional Products account for approximately seven percent of Group sales and comprise products for professional users in industrial kitchens, restaurants and laundries. Operations in Consumer Durables comprise four geographical areas, Europe, North America and Latin America and Asia/Pacific.
     The following table provides a breakdown of Electrolux’s net sales by business area for each of the last three years.
Net Sales by Business Area

	2006		2005		2004
	SEK		SEK		SEK
	million	%(1)	million	%(1)	million	%(1)
Consumer Durables – Europe	44,233	42.6	43,755	43.5	42,703	45.7
Consumer Durables – North America	36,171	34.8	35,134	34.9	30,767	32.9
Consumer Durables – Latin America	7,766	7.5	5,819	5.8	4,340	4.6
Consumer Durables – Asia/Pacific	8,636	8.3	9,276	9.2	9,139	9.8
Professional Products	6,941	6.7	6,686	6.6	6,440	6.9
Other	101		31		60

Consolidated net sales	103,848	100.0	100,701	100.0	93,449	100.0

(1)	As a percentage of consolidated net sales.
Business Areas
•	Consumer Durables – Europe. The European market for household appliances is fragmented both among producers and retailers. Strong growth in Eastern Europe and the increasing importance of kitchen specialists in Western Europe are two important trends. Electrolux has strong positions for core appliances throughout Europe. Core appliances are major appliances excluding microwave ovens and room air-conditioners. In terms of sales, the Nordic countries, the UK and Germany are the largest markets. Eastern Europe accounts for about 20% of the Group’s European sales and this share is growing on the basis of rapid market growth as well as the strong positions in production and distribution that Electrolux has achieved in this region.

•	Consumer Durables – North America. The US market for household appliances is the world’s most consolidated. The Group has a leading position in core appliances and vacuum cleaners in both the US and Canada. The Electrolux brand is relatively new in the US within core appliances, having been launched in 2004 on a limited scale in the premium segment through the Electrolux ICON product series.

•	Consumer Durables – Latin America. Demand for household appliances in Latin America is being driven by strong economic growth and the level of consolidation among producers is high. Brazil and Mexico are the largest markets. The Brazilian market accounts for approximately 70% of the Group’s sales in Latin America. Sales in Brazil have risen rapidly over the past few years on the basis of successful launches of innovative products under the Electrolux brand, and today Electrolux is one of the largest producers. In other major markets, i.e. Mexico and Argentina, Electrolux sales are relatively low.

•	Consumer Durables – Asia/Pacific. Many markets in Asia show rapid economic growth. Local, low-cost producers have strong positions. Trends in Australia resemble those in Europe, and include increased sales by kitchen specialists. Australia accounts for approximately half of Electrolux sales in the region, and the Group now has a leading position for core appliances in this market. In Southeast Asia, Electrolux is the market leader for front-loaded washing machines and this position is being leveraged to expand the operation for kitchen appliances. In China, Electrolux is one of a group of international brands in the intermediate and premium segments for core appliances and vacuum cleaners, while the low-price segment is dominated by domestic manufacturers.

•	Professional Products. Electrolux is one of the leaders in the global market for professional food-service equipment and laundry equipment. The Group has a particularly strong position in Europe. The Group has a large potential for growth in both the US and in emerging markets through increased sales to large restaurant chains and institutions. Electrolux has recently established an operation for food-service equipment in the US market.
Products
Kitchen products
     Market
     The rate of growth in demand for kitchen appliances in Western Europe and North America has been relatively stable for many years, independently of the business cycle. An important factor is that these appliances are replaced immediately when they break down. Despite continuous improvements in the quality and thus the life cycle of these products, the rate of replacement is accelerating. One reason is that consumers often prefer the new and more innovative products that are being continuously launched. In growth countries, demand is increasing as more people can afford modern kitchen appliances.
     In recent years, growth has been in the premium and low-price market segments. Increased global competition between both appliance producers and retail chains has generated a growing customer base for low-price products. Demand for premium products has risen as the kitchen has come to play a more important role in the home.
     Most kitchen appliances can be categorized as either free-standing or built-in. The trend for built-in products is increasing, particularly in Europe and Australia. Producers of kitchen furnishings often sell complete kitchens inclusive of appliances. Sales of built-in appliances often involve higher prices and improved profitability for producers of household appliances.
     Brands
     Approximately 50 percent of Group sales of kitchen appliances are sold under the Electrolux brand. In the North American market, most of these appliances are sold under the Frigidaire brand. Electrolux also manufactures products which are sold by retail chains under own brands.

     Products
     A large share of Electrolux kitchen sales in both North America and Europe comes from refrigerators and freezers. These product categories are subject to severe competition, and profitability is generally lower than for other categories. The products are relatively large and heavy and are not suitable for long-distance transportation, so that they are often produced near the end-market.
     Today, virtually every household in the Western world has a refrigerator, while only about half of them own a freezer. In certain segments, refrigerators and freezers show high sales growth even in mature markets. Innovative products such as frost-free freezers and Side by Side refrigerators have shown strong growth.
     Virtually all households have cookers and ovens today, in mature Western markets as well as growth countries. Electrolux has strong market positions for free-standing cookers and ovens, and for both electric and gas hobs (stovetops). These product categories are among the most profitable of the Group’s kitchen appliances.
     Such products are relatively advanced technologically, which provides greater opportunities for differentiation. Innovations such as induction hobs are driving strong growth in certain market segments. Simpler menu-systems with built-in instructions for cooking are one of the innovations that consumers are demanding for cookers.
     Electrolux produces dishwashers that are designed and adapted for all types of kitchens and households. Consumers value features such as low noise levels, tailored washing programs, automatic sensoring of the required washing cycle, and low energy consumption. There is still a great deal of growth potential in this segment. For example, only one-third of the households in Western Europe own a dishwasher.
Laundry products
     Market
     The pattern of demand for laundry appliances is similar to that for kitchen appliances. Virtually every household in the West now has access to a washing machine, but only 30 percent own a tumbledryer. Dryers are rare in growth countries.
     Washing machines are either top- or front-loaded. Top-loaded machines have traditionally dominated markets in North America and Australia, but are being increasingly displaced by front-loaded machines. Sales of front-loaders in the US are currently growing at an annual rate of about 30 percent. In Europe, front-loaded washers are dominant.
     Brands
     In Europe, the Group’s laundry products are sold mainly under the Electrolux, AEG-Electrolux and Zanussi brands. In Asia and Latin America, they are sold exclusively under the Electrolux brand. In North America, Frigidaire is Electrolux’s leading brand.
     Products
     Electrolux has developed and launched a range of innovative washing machines and tumble dryers that simplify and improve the cleaning process. The Time Manager washing machine that was launched in the European market in 2006 enables setting a timer that starts the washing cycle, in order to make the best use of available time.
     The Electrolux Sensidry tumble dryer meets consumer preferences for drying sensitive garments of, for instance, wool or silk. Sensidry is the first dryer to satisfy criteria for energy class A.
     Electrolux has also launched Iron Aid, a dryer that reduces the need for ironing after the garment is dried. The steam function in Iron Aid can be used to freshen garments such as suits and jackets which otherwise would have to be sent to the cleaner.

Floor-care products
     Market
     Vacuum cleaners are suitable for long-distance transportation, since the transportation cost per unit is relatively low. The floor care sector has therefore become more globalized than, for instance, appliances for kitchens and laundries.
     Vacuum cleaners are fast-moving consumer items and are sold almost exclusively through retailer chains. Production is based to a great extent on global product platforms. The global market for vacuum cleaners has grown by 2–3 percent annually over the past five years.
     Brands
     In Asia and Latin America, the Group sells vacuum cleaners under the Electrolux brand. In Europe, the Electrolux brand accounts for 70 percent of sales, complemented by the Volta, Tornado and Progress brands. Eureka, the Group’s largest brand, accounts for 90 percent of sales in North America, but sales under the Electrolux brand are growing.
     Products
     Electrolux sells vacuum cleaners and accessories such as filters and dust bags on a world-wide basis. Moreover, Electrolux is market leader within the central vacuum system segment. Consumers are demanding ongoing improvements in filtering, noise levels and ergonomics. The Group focuses on continuous development of innovations that consumers are willing to pay for.
     All production is in low-cost countries. About two-thirds of production is outsourced to companies in China.
Professional products
     Market
     The market for professional food-service and laundry equipment is growing by 2–3 percent annually. Structurally, demand is driven by national or regional trends such as an increasing number of diners in restaurants. Sales of food-service equipment by producers are giving way to sales through dealers and external consultants. In both the foodservice and laundry sectors, customers are demanding products that feature higher productivity and enable maximum utilization of resources. Customers also have stricter criteria for hygiene and energy-efficiency, and they want access to large service networks. At the same time, the customer base is very diversified, which involves many different needs.
     Brands
     Food-service equipment is sold mainly under the Electrolux and Zanussi Professional brands. Molteni is a niche brand for highly specialized cookers. Professional laundry equipment is sold exclusively under the Electrolux brand. The number of brands has been purposely reduced in recent years in accordance with the Group’s strategy for more effective utilization of benefits of scale in production and marketing.
     Products
     Electrolux supplies restaurants and industrial kitchens with total solutions for food preparation that include cookers, ovens, dishwashers, refrigerators, freezers and machines for preparation of food. The product range also includes storage systems, food trolleys and ventilation. Electrolux supplies commercial laundries, hotels and hospitals with a range that includes washing machines, tumble dryers and equipment for ironing and finishing. Electrolux has the widest service network in the sector.
     Production is located close to the end-user market. A plant in Thailand for professional laundry equipment went into operation in 2006.

     The Group has outsourced much of the production of components and focuses on assembly. The share of own-manufacture products in Group sales has increased.
Sales and Marketing
     In 2006, Electrolux sold approximately 40 million consumer products. Electrolux sells its products to distributors and retailers. Many of the retailers that sell Electrolux’s products are part of retail chains. Many of these retail chains have been consolidating in recent years and an increasing number of Electrolux’s products are being sold through very large retail chains. As a result, an increasing percentage of Electrolux’s sales in 2006 was attributable to its ten largest customers. The trend towards consolidation is particularly apparent in the market for major appliances in the United States, where the four largest retails chains account for almost 66% of the total sales of major appliances for all manufacturers. In Europe, there has not been a clear consolidation of the retail chains; however, consolidation is in progress in specific countries, such as France, the United Kingdom and the Netherlands. The greater share of Electrolux products are sold through retail chains, but sales through kitchen specialists are showing strong growth. Electrolux works closely with its distributors to enhance production planning so as to be better aligned with targeted sales.
     Electrolux currently markets its products under a number of different brands. Electrolux has decided to reduce the number of brands in the Group and focus on “Electrolux” as a global brand across product categories. During 2002, all consumer operations began implementing plans for brand transition. The share of products sold under the Electrolux brand has risen from 16% of sales in 2002 to approximately 45% in 2006. Building Electrolux as a global brand has increased the costs of marketing and advertising.
Sales Channels
     Consumer Durables – Europe
     There has not yet been a clear consolidation of retailers across Europe. However, consolidation is in progress in specific countries, such as France, the UK and the Netherlands. In general, the European market is dominated by a large number of small, local and independent chains focused on electrical and electronic products as well as home furnishings. The greater share of Electrolux products are sold through retail chains, but sales through kitchen specialists are showing strong growth. In Western Europe, the share of sales by kitchen specialists has risen rapidly over the past decade and is now approximately 24 percent. In Germany and Italy, the figure is approximately 42 percent.
     Consumer Durables – North America
     The US market for household appliances is the world’s most consolidated. In the US, almost two thirds of sales are accounted for by the four largest retail chains, i.e., Lowe’s, Sears, Home Depot and Best Buy. Sears also has a strong position in Canada. Vacuum cleaners are sold mostly through supermarkets such as Wal-Mart. On the basis of large volumes and efficient logistics, the cost of delivery to the retail chains is often lower than to traditional dealers. A large share of sales by retailers is driven by campaigns. In the US, there are few kitchen specialists resembling those in Europe. Instead, kitchens are often built by construction companies that also purchase appliances.
     Consumer Durables – Latin America
     Appliances are sold directly in shops. Consolidation of regional and local retailers is increasing rapidly. Casas Bahia, the leading retail chain in Brazil, has increased its share of appliance sales from approximately 13 percent in 2003 to almost 30 percent in 2006.
     Consumer Durables – Asia/Pacific
     There are no region-wide retailers. However, there is a trend towards increased consolidation among retailers in specific countries. The Chinese market is currently dominated by three large domestic specialists in electronics, who have shown rapid growth in the coastal areas during the past few years. The presence of international retail chains in the Chinese market remains low. In Australia, five large chains account for about 70 percent of the market, but their combined share is declining steadily to the advantage of specialists in electronics.

     Professional Products
     Electrolux directly supplies restaurants and industrial kitchens with its food-service products and directly supplies commercial laundries, hotels and hospitals with its laundry products. The products are also sold through dealers and consultants. Electrolux has the widest service network in the sector.
Competition
     Consumer Durables – Europe
     The fragmented structure of producers in Europe has led to a weak trend for price increases despite rising costs for raw materials. In addition, competition from producers in low-cost countries is growing. The major producers in high-cost countries are moving an increasing share of production to low-cost countries in order to maintain competitiveness.
     Consumer Durables – North America
     The three largest producers of core appliances in the US (Whirlpool, General Electric and Electrolux) account for 94% of the market. Whirlpool has a 50 percent share following the acquisition of Maytag in 2006. Consolidation among producers facilitated increasing prices in 2005 in order to offset higher costs for raw materials. The major producers are increasingly relocating production to low-cost countries such as Mexico.
     Consumer Durables – Latin America
     The Latin American market is relatively consolidated, with the four largest manufacturers (Whirlpool, General Electric, Electrolux and Mabe) accounting for approximately 70% of production. Whirlpool is the overall leader in this region on the basis of strong positions in the three largest markets. The concentration of producers along with rapid growth has facilitated price increases in recent years in order to offset higher costs for raw materials.
     Consumer Durables – Asia/Pacific
     There is no definitive market leader in the Asia/Pacific region. In China, the domestic producer Haier has a market share of approximately 20 percent, followed by a number of local and international producers with relatively small market shares. The South Korean producers LG and Samsung are strong in Australia, where they share third place after Electrolux and Fischer & Paykel each with a share of about 10 percent.
     Professional Products
     The major competitors in food-service equipment are Enodis, ITW-Hobart and the Ali Group. In laundry equipment, the major competitors are Alliance, Miele, Girbau and Primus.
Manufacturing
     Electrolux has manufacturing facilities in 56 locations in 19 countries around the world. Electrolux’s manufacturing operations mainly comprise assembly of components made by suppliers. Other processes include metalworking, moulding of plastics, painting, enamelling and, to some extent, casting of parts.
     The strategy for the purchasing of both components and raw materials is to avoid single sourcing. The risk of dependency on a single supplier is thereby reduced and the negative consequence of a supplier failing to meet agreed requirements can be limited. A significant and increasing part of the purchasing volumes is consolidated on a group level and allocated to global suppliers. These supplier relations are often characterized by close cooperation within areas such as research and development, product design and manufacturing.
     Electrolux is exposed to the price volatility that exists in raw material markets. Price volatility is partly reduced by applying long-term agreements with fixed prices for extended time-periods.

     For a discussion of Electrolux’s manufacturing facilities, see “Item 4.B—Environmental and Other Government Regulation—Environmental impact and risk during manufacturing” and “Item 4.D—Property, Plants and Equipment.”
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
     Electrolux owns the rights to many well-recognized trademarks, including Electrolux, Frigidaire, Eureka and Zanussi. Electrolux has registered these and hundreds of other trademarks around the world. In 2000, the Group acquired the right to the Electrolux brand and corporate name in Canada and the United States from Aerus LLC (formerly Electrolux LLC). Aerus LLC continues to have a limited right by license to use the Electrolux brand in connection with repair and replacement part activities relating to floor-care products sold by Aerus LLC in North America prior to December 1, 2003. In June 2004, the Group acquired the right to the AEG brand and corporate name worldwide. For a discussion regarding certain of Electrolux’s trademarks, see “—Sales and Marketing”.
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
Environmental Strategy
     The Group’s environmental strategies are based on a life-cycle approach. Three core drivers influence the Group’s commitment to outstanding environmental performance: consumer demand, resource efficiency and legislation.
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
Summary of environmental issues for which regulations affect the Group’s business areas

Affected products
Issue	Regulation	and operations
Energy efficiency	Mandatory energy consumption criteria for specific products in EU, United States, other markets, voluntary industry commitments on some products in EU	All Products

Energy labeling	Mandatory labeling in EU, North America, Mexico, Japan, Australia, China; voluntary labeling in Hong Kong, Brazil	All Products

Producer responsibility	WEEE Directive in EU	All electrical products sold in EU

Eco-design requirements	Energy-using Products (EuP); eco-design requirements in product development	All Products

Air and waterborne emissions, solid Climate Change	EU and United States Kyoto Protocol; national implementation	All plants

Ozone depletion	Montreal Protocol; national implementation

Hazardous substances	RoHS Directive in EU; and similar legislation in China; state/provincial legislation in North America and Australia
     Manufacturing comprises mainly assembly of components made by suppliers. Other processes include metalworking, moulding of plastics, painting, enamelling and to some extent casting of parts.
     Chemicals such as lubricants and cleaning fluids are used as process aids and chemicals used in Group products include insulation materials, paint and enamel. Production processes generate an environmental impact in the form of water and airborne emissions, solid waste and noise.
     Studies of the total environmental effect of the Group’s products during their entire lifetime, i.e., from production and use to disposal, indicate that the greatest environmental impact is generated when the products are used. The stated Electrolux strategy is to develop and actively promote increased sales of products with lower environmental impact.
     Electrolux operates 56 manufacturing facilities in 19 countries. Electrolux operates five plants in Sweden. Permits are required by Swedish authorities for all of these plants, which account for approximately 4% of the total value of the Group’s production. Two of these plants are required to submit notification only. The permits cover, for instance, thresholds or maximum permissible values for air and waterborne emissions and noise. No significant noncompliance with Swedish environmental legislation was reported in 2006.

     Manufacturing units in other countries adjust their operations, apply for necessary permits and report to the authorities in accordance with local legislation. The Group follows a precautionary policy with reference to both acquisitions of new plants and ongoing operations. Potential non-compliance, disputes or items that pose a material financial risk are reported to the Group in accordance with Group policy. No such significant item was reported in 2006.
     Electrolux products are affected by legislation in various markets, principally involving limits for energy consumption. Electrolux continuously monitors changes in legislation, and both product development and manufacturing are adjusted well in advance to reflect these changes.
     Environmental performance of products
     Electrolux has a long tradition of continuously reducing water and energy consumption, and designing products for more efficient recycling. Improved environmental performance also means lower lifetime operating costs for consumers and thus plays a role in marketing and product development, see graphs “Life-cycle impact” and “Life-cycle cost”. Offering products with outstanding environmental performance therefore provides competitive benefits.
     Today, a typical new washing machine uses 40 percent less energy and 60 percent less water than the 1990 models. A refrigerator uses 60 percent less energy. The German research organization Öko Institut contends that it is environmentally advantageous to replace an old refrigerator with a more efficient alternative.
     One of the Group’s objectives is to accelerate the replacement of old products. Due to long product life-cycles, there is a gap between the energy efficiency of appliances currently used by households and those that are available on the market. Together with a responsible recycling program, the Electrolux approach benefits the environment and also generates value for the Group. The most efficient products account for a higher share of gross profit. This reflects growing consumer awareness that life-cycle savings from lower electricity costs offset higher purchase prices.
     Fleet average energy-efficiency for various categories of appliances sold by Electrolux in Europe also showed continued improvement in 2006, see below. The energy efficiency of Electrolux products is improving at an average annual rate of between three and four percent.
     Materials restricted for use in products
     Substances used in Electrolux products shall not be hazardous to employees in production nor to end-users, and shall not harm the environment. Products must be in line with market expectations and shall not adversely affect “end-of-life” properties.
     The purpose of the Electrolux Restricted Materials List (RML) is to avoid materials that do not comply with the above criteria. The requirements outlined in the RML apply to both suppliers and Group production facilities.
     The RML is designed to accommodate the trend toward increased regulation of chemicals in markets worldwide, such as the EU Directive on the Restriction of the use of certain Hazardous Substances in electrical and electronic equipment (RoHS) and the forthcoming EU REACH Directive.
     Tracking applications of substances considered potentially hazardous enables the Group to respond to new scientific findings or regulations.
     Environment in Operations
     The Group works continuously to reduce consumption of energy and water at production sites, and to achieve high rates of utilization of purchased material and components.
     Group Management has stipulated that an environment management system is to be implemented for each business sector’s entire operation. All manufacturing units with at least 50 employees are mandated to be certified according to ISO 14001. Newly acquired units must complete the certification process within three years after acquisition.

     Environmental legislation
     Environmental legislation in Europe often sets precedents for other markets, especially regarding the use of hazardous substances and producer responsibility.
     RoHS Directive
     The EU RoHS Directive has been transposed into national legislation in EU member states. As of July 2006 the Directive bans placement on the market of electrical or electronic equipment containing lead, mercury, cadmium, hexavalent chromium or two groups of brominated flame retardants (PBB and PBDE), with a limited number of exceptions. The Directive has been introduced at the national level by EU member states as well as by Norway and Iceland.
     Electrolux has adopted a stringent interpretation of the Directive. A comprehensive Group-wide program has been in place since 2003 to identify cost-effective alternative components and manufacturing methods. A monitoring program also helps ensure supplier compliance.
     Electrolux does not anticipate additional costs for the implementation of RoHS in Europe.
     Producer responsibility (WEEE Directive)
     The EU WEEE Directive (Waste Electrical and Electronic Equipment) defines producer responsibility for collection, treatment and disposal of electrical and electronic products.
     The Directive stipulates that as of 2005 producers and importers have producer responsibility for products put on the market. The target for material recovery is 80 percent for large household appliances and 70 percent for small appliances.
     By year-end 2006, almost all EU member states, with the exception of Malta, had transposed the Directive into national legislation. Nor has it been implemented in Norway. Malta is expected to transpose the Directive in 2007.
     Electrolux is compliant in all countries where laws have been implemented. In most states, management of producer responsibility is organized through national recycling schemes initiated by industry associations.
     In order to meet the need for a cost-efficient recycling system in large volume countries, Electrolux, Braun (Procter & Gamble), Hewlett-Packard and Sony have set up a jointly owned company, European Recycling Platform (ERP), to manage a pan-European recycling scheme. During 2006 the ERP handled waste in seven EU member states, and in 2007 two more countries will be added to the ERP’s list. These nine states will account for 50 percent of the Electrolux obligation for recycling in Europe. Through investment in this scheme, competence built in one market will benefit the others.
     Producer responsibility for Electrolux currently covers products representing a volume of 650,000 tons. The cost for compliance fluctuates, depending on a number of cost drivers including administration, collection and treatment costs; the market price of scrap metal; disposal costs for non-recyclable material and components of equipment; as well as collection costs per unit and collection rates, which may vary between countries.
     The volume of returned products will increase in 2007 as a result of WEEE implementation in Italy and the UK. Implementation in Eastern and Southern European countries is also expected to increase return volumes in the long term.
     The cost of waste for Electrolux in 2006 was almost entirely recovered through visible fees that have been added to the price of products. According to the Directive, the cost for recycling products sold before August 2005 will be divided among producers and calculated according to their respective market share each year. Based on current national laws this also applies for products sold after August 2005 in most countries. Provisions for future recycling of products sold after August 2005 are required in only a few EU member states.

     The estimated annual cost of handling waste for Electrolux when the WEEE Directive is fully implemented is approximately SEK 600 million. Visible fees will be phased out by 2013.
     Energy directives and product labeling
     Energy efficiency and product labeling are core issues for the Group, and for the appliance industry as a whole. In the Group’s major markets, Europe and North America, regulations require that most products in the Electrolux portfolio bear a label indicating the product’s energy efficiency and consumption levels. By communicating this to the consumer, it becomes a relevant factor in purchasing decisions. Similar labeling regulations exist in Australia, Brazil, China, India, Japan and Mexico.
     The Group’s products are within all regulatory limits and are represented in the highest energy efficiency classes. Electrolux is prepared for upcoming, more stringent Energy Star and energy efficiency standards in the EU and the US.
     Electrolux expects to qualify for recently enacted US energy tax credits for the sale of Energy Star appliances. The credits are available for Energy Star appliances made in the US in 2006 and 2007.
     Electrolux and other leading manufacturers have agreed on unilateral industry commitments to improve energy efficiency for most large household appliances. The European Commission has endorsed these agreements.
C. Organizational Structure
     AB Electrolux is a corporation organized under the laws of the Kingdom of Sweden and the parent company of the various subsidiaries that conduct their business on a worldwide basis.
     See Note 28 to the consolidated financial statements for a listing of Electrolux’s significant subsidiaries.
D. Property, Plants and Equipment
     As of December 31, 2006, Electrolux occupied a total of 46,7 million square feet of property, of which 15 million were leased. Approximately 64% of the property portfolio is located in Europe.
     The manufacturing operations of Electrolux were carried out at 56 locations in 19 countries. The aggregate size of these factories, including warehouses and offices at the factory sites, was 31,5 million square feet. The factories are, with very few exceptions, owned by Electrolux. Most of the manufacturing facilities are located in Europe. Electrolux operates 5 plants in Sweden. In general, all Electrolux manufacturing facilities are well maintained, suitably equipped and in good operating condition. The facilities were adequate for production requirements during 2006 and Electrolux believes they will be adequate for the foreseeable future.
     In addition to manufacturing facilities, Electrolux uses 15,2 million square feet of administrative offices, warehouses, distribution facilities and sales branch offices. The majority of these buildings are leased. About 1,5 million square feet (of which approximately 20% were owned) were dedicated to division and country administrative headquarters.
     In 2003 and 2004 investments were authorized for a new plant in Mexico and six new plants in Eastern Europe and Asia. During 2005 and 2006, new plants were opened in Juarez, Mexico (refrigerators), Siewerz, Poland (tumble-dryers), Zarow, Poland (dishwashers), Rayong, Thailand (professional washing machines), Olana, Poland (washing) and Swidnica, Poland (cooking).
     See “Item 3.D–Risk Factors—Electrolux is subject to risks relating to the relocation of manufacturing capacity” and “Item 5.B—Liquid Funds and Capital Resources – Capital Expenditure.”

ITEM 4.A. UNRESOLVED STAFF COMMENTS
     Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
General
     The following discussion and analysis by management concerning the financial condition and the results of operations of Electrolux should be read together with the consolidated financial statements included in this Form 20-F. From January 1, 2005, Electrolux’s consolidated financial statements have been prepared in accordance with IFRS.
     Electrolux is a global leader in home appliances and appliances for professional use, selling more than 40 million products to customers in 150 countries. In 2006, Electrolux had sales of SEK 103.8 billion and 55,500 employees. Electrolux products include refrigerators, dishwashers, washing machines, vacuum cleaners and cookers sold under esteemed brands such as Electrolux, AEG-Electrolux, Zanussi, Eureka and Frigidaire.
Significant Actions and Transactions affecting Results and Financial Condition
     The following review of certain actions undertaken and transactions completed during the three-year period from 2004 through 2006 is significant for an understanding of the review of Electrolux’s results of operations and financial condition.
     Acquisitions
     Electrolux has in the past, and may in the future, engage in acquisitions. It has made in excess of 200 acquisitions during the last three decades. These acquisitions have enabled Electrolux to achieve strong market positions in Western Europe, North America and Australia.
     Electrolux made no major acquisitions during 2006, 2005 or 2004.
     Dispositions
     Electrolux disposes of companies and businesses in the ordinary course of business in an effort to focus on core operations and to maximize efficiencies and the overall profitability of the Group.
     Electrolux effected no major dispositions during 2004. The following major dispositions were effected during 2005 and 2006:

				Approximate
	Business Area		External	No. of
Divestments	(Product Line)	Date	Sales(1)	Employees
			(SEK million)
Indian operation	Appliances	July 7, 2005	553	1,100
Husqvarna	Outdoor products	June 13, 2006	28,768	11,680

(1)	Represents external sales of the divested operations for the full fiscal year preceding the year of divestiture.
     Spin-off of Outdoor Products
     In June 2006, the Group’s Outdoor Products operation was spun off as a separate company and distributed to Electrolux shareholders in accordance with the decision at the Annual General Meeting of 2006. One A-share in Husqvarna was received for each A-share in Electrolux, and one B-share in Husqvarna for each B-share in Electrolux.
     The new company, Husqvarna, which was listed on the O-list of the Stockholm Stock Exchange in June is one of the world leaders in outdoor products both for the consumer market and for professional users.

     For additional information regarding the spin off of the Group’s Outdoor Products operations, see Note 29 to the consolidated financial statements.
     Restructuring Programs
     Certain statements in this section, in particular in relation to the cost-savings that Electrolux expects to generate from its restructuring programs and other measures, are forward looking statements and actual results may differ materially from those described below. See “Forward-Looking Statements” and Item 3.D–Risk Factors–“Electrolux may not be able to successfully implement planned cost-reduction measures and generate the expected cost-savings.” The costs of the restructuring programs are included in “–Items Affecting Comparability” as set forth below.
     To stay competitive, meet challenges from competitors and at the same time access new markets, Electrolux is shifting production from countries with a higher cost base to those offering lower costs. The Group started a restructuring program in 2004 aimed at creating a competitive production structure in the long term. The costs of this program are estimated at approximately SEK 8 billion. When it is completed in 2009, more than half of the Group’s products will be originated in low-cost countries, and savings are estimated to amount to approximately SEK 3 billion annually.
     A decision to close factories or downsize production affects individuals and communities. Responsibly managing the consequences of these decisions is an Electrolux priority. When a factory restructuring is under evaluation, a procedure is followed, adapted to local needs and priorities. A wide range of stakeholders are consulted, including labor union representatives, local, national and regional politicians and government authorities.
     During 2006, factory closures were announced for Regency Park and Beverley in Australia and closures and downsizings were under way in Torsvik (Sweden), Florence (Italy), Fuenmayor (Spain) and Nuremberg (Germany). A total of 2,389 employees were affected by restructuring in 2006. The restructuring procedure was applied at all decisions. Employees were offered pre-retirement schemes, training programs and career coaching that were tailored to their situations.
     Setting up operations in emerging economies brings positive changes to local communities. It creates indirect impacts by prioritizing local suppliers, encouraging global suppliers to establish a presence, and by transferring cutting edge technologies to new markets. As an example, the refrigerator plant in Juarez, Mexico, is one of the most environmentally advanced refrigerator plants within Electrolux.
     After the ongoing restructuring program is completed in 2009, more than half of Electrolux products will be produced in low-cost countries in Eastern Europe, Asia and Latin America. This transformation has already been implemented for floor-care products. Electrolux will maintain continuous efforts to increase efficiency, but a program on the scale of the one that is currently being implemented will not be required again in the foreseeable future.
     Global product platforms
     Programs for improving production are paralleled by reductions in the number of production platforms. In 2006 Electrolux introduced several global platforms for side-by-side refrigerators, top freezers, front-loaded washing machines and standalone dishwashers.
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
     Large savings in purchasing
     Total savings in terms of purchasing in 2006 amounted to approximately SEK 1.9 billion, exclusive of the effect of increased raw material costs. The cost of raw materials rose by a total of approximately SEK 900 million in 2006. A comprehensive analysis in cooperation with the Group’s major suppliers enabled identification of a potential for substantial savings in 2005-2007.

     A new global purchasing organization was established in 2005. A global purchasing council that includes representatives from all regions is now responsible for all purchasing decisions above a specific level.
     Rising commodity prices added approximately SEK 6 billion to Group costs from 2004 to 2006. Since 2004, Electrolux has introduced various measures in its purchasing organization to reduce material costs. Initiatives include making global purchasing more efficient and working more closely with selected suppliers. Electrolux has also increased the proportion of goods purchased from low-cost countries from 30 percent to 40 percent in 2006 and is working constantly to reduce the overall supplier base. These measures have enabled Electrolux to offset much of the commodity price increase, and Electrolux will continue to devote time and effort to achieving greater purchasing efficiencies.
Other Factors Affecting Results
     Foreign Exchange Effects
     Changes in exchange rates in comparison with the previous year, including both translation and transaction effects, had a positive effect of SEK 96m on operating income.
     Transaction effects net of hedging contracts amounted to SEK 109m, mainly due to the strengthening of the Euro against several other currencies and the strengthening of the Canadian dollar against the US dollar. Translation of income statements in subsidiaries had an effect of SEK -13m.
     The effect of changes in exchange rates on income after financial items amounted to SEK 67m.
     Seasonality
     Demand for certain of Electrolux’s products is affected by seasonality. Generally, market demand for room air conditioners, refrigerators and freezers is lower during the winter season. As a result, Electrolux’s room air conditioners, refrigerators and freezer product lines experience most of their sales volume and profitability in the first seven months of the year. Conversely, demand for vacuum cleaners and cookers generally increase during the winter season. On a year-to-year basis, market demand for air conditioners is also affected by the weather. Electrolux expects this seasonality to continue in the future.
Items Affecting Comparability (impairment and restructuring charges and capital gains/losses on divestments)
     Operating income for 2006 includes items affecting comparability in the amount of SEK –542m (–2,980). These items include charges for restructuring, mainly involving plant closures and capital gains and losses on divestments. See “—Restructuring Programs” and the table below.

Items affecting comparability SEKm	2006	2005	2004
Restructuring provisions and write-downs(1)
Appliance plant in Adelaide, Australia	-302
Appliance plant in Torsvik, Sweden	-43
Appliance plant in Nuremberg, Germany	-145	-2,098
Appliances, Europe		-495
Refrigerator plant in Greenville, USA			-979
Vacuum-Cleaner plant in Västervik, Sweden			-187
Floor-care products, USA			-153
Appliances, Australia			-103
Cooker factory in Reims, France			-289
Tumble-dryer plant in Tommerup, Denmark			-49
Reversal of unused restructuring provisions	60	32	39
Capital gains/losses on divestments(2)
Divestment of 50% stake in Nordwaggon AB, Sweden	-173
Divestment of Electrolux Financial Corp., USA	61
Divestment of Indian operation		-419
Settlement in vacuum-cleaner lawsuit in USA			-239

Total	-542	-2,980	-1,960

(1)	Deducted from cost of goods sold.

(2)	Deducted from other operating income and expenses.
New definition of gross operating income as of 2007
     Costs for inventories and transport to customers of finished products will be reported as of 2007 under cost of goods sold within gross operating income in the consolidated income statement. These costs were previously reported under selling expenses.
     The reason for the change is that these costs are to a great extent related to sales volume and net sales, and that selling expenses in many cases are interpreted as overhead costs. The estimated effect of a restatement of 2006 is a reduction in gross operating income of SEK 4,339m, and in gross margin by approximately 4%. Selling expenses is estimated to decline by SEK 4,339m. Operating income and margin are unchanged, as shown in the table below.

Effects of new definition of gross operating income SEKm	2006	Adjusted 2006	Change
Net sales	103,848	103,848	—
Cost of goods sold	-79,664	-84,003	-4,339
Gross operating income	24,184	19,845	-4,339
Margin, %	23.3	19.1	-4.2
Selling expenses	-15,294	-10,955	4,339
Administrative expenses	-4,467	-4,467	—
Other operating income	185	185	—
Other operating expenses	-33	-33	—
Items affecting comparability	-542	-542	—
Operating income	4,033	4,033	—
Margin, %	3.9	3.9	—
DISCONTINUED OPERATIONS
     Discontinued operations refers to the former Outdoor Products operations, Husqvarna, which was distributed to shareholders in June 2006. Discontinued operations in 2006 include the period January–May and in 2005 and 2004 the period January–December. Income for the period for discontinued operations amounted to SEK 1,199m (1,905).

Income for the period and earnings per share including discontinued operations
     Income for the period including discontinued operations amounted to SEK 3,847m (1,763), corresponding to SEK 13.32 (6.05) in earnings per share. Return on equity was 18.7% (7.0).

Key data excluding items affecting comparability SEKm	2006	Change	2005	Change	2004
Total, including discontinued operations(1)
Income for the period	4,344	-266	4,610	64	4,546
Earnings per share, SEK(2)	15.04		15.82		15.24
Return on equity, %	21.1		18.3		18.3

(1)	Discontinued operations refer to the former Outdoor Products operations and includes the period January-May 2006 and January-December 2005.

(2)	Basic. For information on earnings per share, see Note 20 to the consolidated financial statements.
A. Operating Results
     The Group’s Outdoor Products operations were distributed under the name of Husqvarna to the Electrolux shareholders in June 2006. As of June 2006, Husqvarna is reported as discontinued operations in the income and cash flow statements for 2006 and 2005. The Husqvarna results are excluded from the sales and expense lines of the income statement and reported as a single net in the item “Income for the period from discontinued operations.” The cash flow is reported separately under the item “Cash flow from discontinued operations.” Discontinued operations in 2006 include the period January–May and in 2005 and 2004 include the period January–December. Assets and liabilities for Husqvarna were excluded from the balance sheet as of May 31, 2006. The balance sheet items for the previous year are the historical financial statements in accordance with IFRS.
     The comments below regarding net sales and income refer to continuing operations and are exclusive of Outdoor Products operations, Husqvarna.
Results of Operations for 2006 as Compared to 2005
     Consolidated Results
     Consolidated Net Sales
     Net sales for the Electrolux Group in 2006 amounted to SEK 103,848m, as against SEK 100,701m in the previous year. Sales were affected mainly by an improved volume/price/mix.
     Sales of appliances in Latin America and North America were particularly strong as were floor-care products and professional laundry equipment.
     The following tables sets forth details of changes in Group net sales in 2006:

2006
%
Changes in Group structure(1)	-0.4
Changes in exchange rates	0.1
Changes in volume/price/mix	3.4

Total	3.1

(1)	For further details of changes in the Group structure, see “Significant Actions and Transactions Affecting Results and Financial Condition”.
     Consolidated operating income

     The Group’s operating income for 2006 improved significantly to SEK 4,033m (1,044), corresponding to 3.9% (1.0) of net sales. Operating income increased across all business areas mainly as a result of higher sales volumes, savings from restructuring and improvements in mix.
     Operating income exclusive of items affecting comparability, improved by 13.7% to SEK 4,575m (4,024). Items affecting comparability amounted to SEK –542m (–2,980) in 2006. These items include charges for restructuring, mainly involving plant closures and capital gains and losses on divestments. See “—Items Affecting Comparability”.
     Income after financial items
     Income after financial items increased to SEK 3,825m (494) corresponding to 3.7% (0.5) of net sales.
     Taxes
     Total taxes in 2006 amounted to SEK –1,177m (–636), corresponding to 30.8% (128.7) of income after financial items.
     Consolidated Results Excluding Items Affecting Comparability (restructuring charges and capital gains/losses on divestments)
     As IFRS requires companies to disclose information in their financial statements as to events and transactions with effects on income that are of significance when income from the period is compared with that of other periods, Electrolux reports these events and transactions on the line-item “Items affecting comparability” which appears separately on the face of the income statement. See Note 7 to the consolidated financial statements. The above income figures for 2006 include items affecting comparability in the amount of SEK -542m (-2,980) in 2006. As set forth in the table below, excluding the items affecting comparability, the Group’s operating income for 2006 rose by 13.7% to SEK 4,575m (4,024), which corresponds to 4.4% (4.0) of net sales. Income after financial items improved by 25.7% to SEK 4,367m (3,474), which corresponds to 4.2% (3.4) of net sales. The tax rate was 28.0% (22.9). Income for the period increased by 17.5% to SEK 3,145m (2,677), corresponding to earnings per share of SEK 10.89 (9.19). Return on net assets was 21.2% (17.8).

Key data excluding items affecting comparability (impairment and restructuring changes and capital gains/losses on divestments SEKm	2006	Change	2005	Change	2004
Continuing operations
Net sales	103,848	3,147	100,701	7,252	93,449
Operating income	4,575	551	4,024	240	3,784
Margin, %	4.4		4.0		4.0
Income after financial items	4,367	893	3,474	-60	3,534
Income for the period	3,145	468	2,677	106	2,571
Earnings per share, SEK(1)	10.89		9.19		8.62
Value creation	2,202	897	1,305	105	1,200
Return on net assets, %	21.2		17.8		17.6
Operating cash flow	1,110	1,763	-653	1,804	1,151
Capital expenditure	3,152	–502	3,654	49	3,605

(1)	Basic.
     Value creation
     Value Creation is a performance measure focused on growth and shareholder return in Swedish Kronor terms. Value Creation is extensively used by Electrolux for internal reporting purposes and as a management tool for measuring and evaluating financial performance within the Group. Electrolux uses Value Creation internally to measure and evaluate segments, e.g. business areas and regional performance. The model links operating income and asset efficiency with the cost of the capital employed in operations. The model measures and evaluates profitability, by business area, product line, region or operation.
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
     Value Creation is also used by the Group as a basis for remuneration for managers and employees. The Group has a program of variable salary for management and other key personnel. Variable salary is based on a financial target for Value Creation, as well as non-financial targets. The Group also has performance-based long-term incentive programs for approximately 160 of its most senior managers. These performance share programs are linked to targets for the Group’s Value Creation over a three-year period.
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

	2006	2005	2004
Operating Income	4,033	1,044	1,824

Excluding items affecting comparability	542	2,980	1,960

	4,575	4,024	3,784
Less asset capital charge	2,373	2,719	2,584

Value Creation	2,202	1,305	1,200

Weighted Average Cost of Capital x	11%	12%	12%

Average net assets =	21,571	22,658	21,534

Asset capital charge	2,373	2,719	2,584

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
     Total value created in 2006 improved over the previous year to SEK 2,202m (1,305). The capital turnover rate was 4.81, as against 4.44 in 2005. The WACC rate for 2006 was computed at 11% (12).
     Results of Operations by Business Area

     The Group’s continuing operations include products for consumers as well as professional users. Products for consumers comprise major appliances, i.e., refrigerators, freezers, cookers, dryers, washing machines, dishwashers, room air-conditioners and microwave ovens, as well as floor-care products. Professional products comprise food service equipment for hotels, restaurants and institutions, as well as laundry equipment for apartment house laundry rooms, launderettes, hotels and other professional users.
     In 2006, appliances accounted for 85% (86) of sales, professional products for 7% (7) and floor-care products for 8% (7).
     The following discussion includes statements about operating income and operating margin. Both operating income and operating margin are presented excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments) because this is a measure which management uses to manage the operations of the Group and are segmental measures which are in accordance under IFRS and US GAAP segment definitions. For more information on items affecting comparability, see “Presentation of Information” and Note 7 to the consolidated financial statements.

Operations by Business Area(1)	2006	Change (%)	2005	Change (%)	2004
	(SEK million, except percentage amounts and employee numbers)
Consumer Durables – Europe
Net sales	44,233	1.1	43,755	2.5	42,703
Operating income, excluding items affecting comparability (impairment and restructuring changes and capital gains/losses on divestments)	2,678	2.9	2,602	-16.9	3,130
Operating margin, excluding items affecting comparability (impairment and restructuring changes and capital gains/losses on divestments)%	6.1		5.9		7.3
Net assets	7,075	16.7	6,062	-1.7	6,165
Return on net assets %	41.6		39.0		46.0
Capital expenditure	1,698	-9.3	1,872	19.9	1,561
Average number of employees	25,029	-0.9	25,250	-3.4	26,146

Consumer Durables, North America
Net sales	36,171	3.0	35,134	14.2	30,767
Operating income, excluding items affecting comparability (impairment and restructuring changes and capital gains/losses on divestments)	1,462	1.2	1,444	29.4	1,116
Operating margin, excluding items affecting comparability (impairment and restructuring changes and capital gains/losses on divestments)%	4.0		4.1		3.6
Net assets	8,187	-17.5	9,929	49.4	6,646
Return on net assets %	19.3		16.6		14.4
Capital expenditure	922	-16.8	1,108	-23.0	1,439
Average number of employees	15,148	-5.7	16,066	-1.6	16,329

Consumer Durables, Latin America
Net sales	7,766	33.5	5,819	34.1	4,340
Operating income, excluding items affecting comparability (impairment and restructuring changes and capital gains/losses on divestments)	339	175.6	123	-8.9	135
Operating margin, excluding items affecting comparability (impairment and restructuring changes and capital gains/losses on divestments)%	4.4		2.1		3.1
Net assets	3,565	54.7	2,305	30.7	1,764

Operations by Business Area(1)	2006	Change (%)	2005	Change (%)	2004
	(SEK million, except percentage amounts and employee numbers)
Return on net assets %	13.3		6.0		8.2
Capital expenditure	170	1.8	167	40.3	119
Average number of employees	5,770	14.9	5,023	1.8	4,933

Consumer Durables, Asia/Pacific and Rest of world
Net sales	8,636	-6.9	9,276	1.5	9,139
Operating income, excluding items affecting comparability (impairment and restructuring changes and capital gains/losses on divestments)	163	1153.8	13	n/a	-289

Operating margin, excluding items affecting comparability (impairment and restructuring changes and capital gains/losses on divestments)%	1.9		0.1		-3.2
Net assets	2,740	-24.2	3,616	8.6	3,330
Return on net assets %	6.0		0.4		-10.0
Capital expenditure	184	-43.9	328	2.8	319
Average number of employees	5,346	-24.5	7,077	-17.8	8,614

Professional Products
Net sales	6,941	3.8	6,686	3.8	6,440
Operating income, excluding items affecting comparability (impairment and restructuring changes and capital gains/losses on divestments)	535	15.6	463	4.0	445
Operating margin, excluding items affecting comparability (impairment and restructuring changes and capital gains/losses on divestments)%	7.7		6.9		6.9
Net assets	1,394	8.1	1,290	26.2	1,022
Return on net assets %	40.2		40.1		41.9
Capital expenditure	151	-3.2	156	8.3	144
Average number of employees	3,316	-2.5	3,401	-5.4	3,595

(1)	Excluding items affecting comparability.
     Consumer Durables – Europe
     Core Appliances
     Core appliances are major appliances excluding small appliances such as microwave ovens and room air conditioners. Total industry shipments of core appliances in Europe in 2006 increased in volume by 3.6% over 2005. Shipments rose by 2.8% in Western Europe and 6.1% in Eastern Europe. A total of 78.1 (75.4) million units (excluding microwave ovens) were estimated to have been shipped in the European market during 2006, of which 58.7 (57.1) million units in Western Europe.
     Group sales of core appliances in Europe increased slightly over the previous year due to higher sales volumes. Operating income excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments) rose on the basis of higher volumes and savings from restructuring, which proceeded according to plan during the year. Production was moved rapidly to the Group’s factories in low-cost countries. Increased costs for raw materials were offset through more efficient purchasing. Brand investments increased following extensive launches of new, innovative products, which will continue in 2007 across all product categories within core appliances. The Group’s market share recovered by year-end after a decline due to the strike in Nuremburg in Germany at the beginning of the year.

     Demand for floor-care products in Europe in 2006 showed an increase of 5% compared to the previous year. Average market prices rose after a long period of decline. Group sales and operating income excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments) for the year improved due to higher sales volumes and an improved product mix. The Group’s market share increased significantly in 2006.
     Consumer Durables – North America
     Major Appliances
     Industry shipments of core appliances in the US declined in volume by approximately –1.0% compared with the previous year. The US market for core appliances (exclusive of microwave ovens and room air-conditioners) consists of industry shipments from domestic producers plus imports, and amounted to 47.8 million units in 2006. Shipments of major appliances, i.e., including room air-conditioners and microwave ovens, rose by approximately 1.2%.
     Group sales of major appliances in North America increased in 2006 due to higher sales volumes and an improved product mix. Operating income excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments) improved. Significantly higher costs for materials were offset by the improved product mix and savings from restructuring. Operating margin excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments) was in line with the previous year. The Group’s position in the market for washing machines has now stabilized, but competition in this market continues to be intense.
     Industry shipments of core appliances in the US declined in the third and fourth quarter compared to the previous year, after a long period of strong demand. The decline referred to all categories within core appliances.
     Demand for floor-care products in the US was slightly lower than in the previous year. Both sales and operating income excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments) for the Group’s US operation increased on the basis of a strong improvement in product mix, higher volumes, lower costs for materials and increased sourcing from low-cost countries.
     Consumer Durables – Latin America
     Unit shipments of major appliances in Brazil showed a strong increase over 2005, rising by 23%. Brazil is the Group’s major market in Latin America.
     Group sales in Latin America improved substantially and market shares increased. Operating income excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments) reached the highest level in ten years, driven mainly by higher volumes, a positive product-mix trend and lower costs for materials.
     Consumer Durables – Asia/Pacific and Rest of World
     Australia and New Zealand
     Market demand for major appliances in Australia rose in 2006 compared to the previous year. Group sales in the region declined slightly in local currency. Operating income excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments) improved as a result of an improved product mix and savings resulting from previous restructuring.
     China
     Market statistics for shipments of major appliances in China indicate strong growth in 2006. Group sales of major appliances declined significantly for the year, reflecting the strategy that includes exiting from unprofitable retail outlets. This strategy has now been largely implemented. Operating income excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments) showed a greater loss in comparison with 2005, mainly due to lower volumes and higher outlays for sales promotion in connection with product launches.
     Professional Products
     Demand in Europe for both food service equipment and laundry equipment is estimated to have increased in 2006 compared to the previous year.
     Food-service Equipment
     Group sales of food service equipment increased in 2006. Operating income and margin, each excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments), improved significantly, mainly due to higher volumes of own-manufactured products and lower costs for marketing and administration. Higher prices for raw materials, mainly referring to stainless steel, were offset by higher sales prices.
     Laundry Equipment
     The Group’s sales of laundry equipment increased in 2006 due to high volumes. Operating income excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments) was in line with the previous year despite weak shipments into the US market. The inflow of orders remained strong. The transfer of production from Denmark to Thailand was completed in the third quarter.
Results of Continuing Operations For 2005 as Compared to 2004
     Consolidated Results
     Consolidated Net Sales
     Net sales for the Electrolux Group in 2005 amounted to SEK 100,701 million, as compared to SEK 93,449 million in 2004. Sales were positively impacted by volume/price/mix, as well as changes in exchange rates.
     The following tables sets forth details of changes in Group net sales in 2005:

2005
%
Changes in Group structure(1)	-0.2
Changes in exchange rates	3.1
Changes in volume/price/mix	4.9

Total	7.8

(1)	For further details of changes in the Group structure, see “Significant Actions and Transactions Affecting Results and Financial Condition”.
     Consolidated Operating Income
     The Group’s operating income for 2005 declined by SEK -780 million, or -42.8%, to SEK 1,044 million (1,824), corresponding to 1.0% (2.0) of net sales. The decline was due mainly to costs for restructuring in appliances. Total restructuring costs amounted to SEK -2,980 million (-1,960) in 2005. Excluding items affecting comparability, operating income improved by 6.3% to SEK 4,024 million (3,784). The improvement is due mainly to a strong performance by appliances in North America, higher operating income for floor-care products, divestment of the Group’s Indian operation and previous restructuring.
     Income After Financial Items

     Income after financial items decreased by SEK -1,080 million, or -68.6%, to SEK 494 million (1,574) corresponding to 0.5% (1.7) of net sales. Net financial items increased to SEK -550 million (-250), due to higher interest rates on borrowings in U.S. dollar, higher costs for hedging the Group’s net investments in foreign subsidiaries and increased average net borrowings. Lower interest income as a result of lower Swedish and Euro interest rates also had a negative impact.
     Taxes
     Total taxes in 2005 amounted to SEK -636 million (-290), corresponding to 128.7% (18.4) of income after financial items. The tax rate (excluding items affecting comparability) in 2005 was 22.9% (27.2).
     Consolidated Results Excluding Items Affecting Comparability (impairment and restructuring charges and capital gains/losses on divestments)
     As discussed above, as IFRS requires companies to disclose information in their financial statements as to events and transactions with effects on income that are of significance when income from the period is compared with that of other periods, Electrolux reports these events and transactions on the line-item “Items affecting comparability” which appears separately on the face of the income statement. See Note 7 to the consolidated financial statements. During 2005, items affecting comparability amounted to SEK -2,980 million (-1,960). Excluding items affecting comparability, operating income for 2005 increased by 6.3% to SEK 4,024 million (3,784), which corresponds to 4.0% (4.0) of net sales. Income after financial items decreased by -1.7% to SEK 3,474 million (3,534), which corresponds to 3.4% (3.8) of net sales. Income for the period increased by 4.1% to SEK 2,677 million (2,571), corresponding to an increase of 6.6% in earnings per share to SEK 9.19 (8.62). Excluding items affecting comparability, the tax rate was 22.9% (27.2). The return on equity was 18.3% (18.3) and the return on net assets was 17.8% (17.6).
     Value Creation
     Total Value Created in 2005 amounted to SEK 1,305 million (1,200). The decline reflects mainly the decrease in operating income. The capital turnover rate was 4.44, as against 4.34 in 2004. The WACC rate for 2005 and 2004 was computed at 12%.
     Results of Operations by Business Area
     The following discussion includes statements about operating income and operating margin. Both operating income and operating margin are presented excluding items affecting comparability (impairment and restructuring charges and capital gains/losses on divestments) because this is a measure which management uses to manage the operations of the Group and are segmental measures which are in accordance under IFRS and US GAAP segment definitions. For more information on items affecting comparability, see “Presentation of Information” and Note 7 to the consolidated financial statements.
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
B. Liquid Funds and Capital Resources
     Operating cash flow is the Group’s primary source of liquid funds. Electrolux also utilizes long-term and short-term borrowings as a source of liquid funds. The Group’s liquid funds and capital resources are managed by the Group’s treasury operations in accordance with the Electrolux internal financing policy. For additional discussion regarding liquid funds and capital resources, please see “Item 11 – Quantitative and Qualitative Disclosures About Market Risk – Financing Risk”.
Liquid Funds
     Liquid funds as defined by the Group consist of cash on hand, bank deposits, fair-value derivatives, prepaid interest expense, accrued interest income and other short-term investments, of which the majority has original maturity of three months or less. The carrying amount of liquid funds is approximately equal to fair value. The Group’s goal is to ensure that the level of liquid funds, including an unused revolving credit facility of EUR 500m, corresponds to at least 2.5% of annualized net sales. This means that liquid funds less short-term borrowings shall exceed zero, taking into account fluctuations referring to acquisitions, divestments and seasonal variations. Liquid funds at year-end amounted to SEK 7,799m (5,940). This corresponds to 7.1% (4.4) of annualized net sales for the year. The net liquidity is calculated by deducting short-term loans from liquid funds. Long-term borrowings maturing within 12 months are included in short-term loans.

     The table below presents the key data of liquid funds.
Liquidity Profile

	2006	2005	2004

Investments with maturities over three months	1,643	623	265
Cash and cash equivalents	5,475	4,420	7,675
Fair-value derivative assets included in short-term investments	318	539	762
Prepaid interest expenses and accrued interest income	363	358	—

Liquid funds	7,799	5,940	8,702
% of annualized net sales(1)	11.2	7.9	7.7

Net liquidity	4,806	2,283	2,799
Fixed interest term, days	39	43	61
Effective yield, % (average per annum)	3.7	2.4	2.4

(1)	Liquid funds plus a revolving credit facility of EUR 500 million divided by annualized net sales. Annualized net sales means that, in computing key ratios where capital is related to net sales, the net sales are annualized and converted at year-end exchange rates and adjusted for acquired and divested operations.
For 2006, liquid funds, including an unused revolving credit facility of EUR 500 million, amounted to 11.2% (7.9) of annualized net sales. The net liquidity is calculated by deducting short-term borrowings from liquid funds. As from 2005, liquid funds also include prepaid interest expenses and accrued interest and total short-term borrowings include accrued interest expenses and prepaid interest when calculating net borrowings and net liquidity.
Cash Flow from Operations and Investments
     Cash flow from operations and investments increased significantly in 2006 over the previous year. The increase reflects improvements related to accounts payable and trade receivables. The increase in accounts payable during 2006 is a result of higher production, due to strong market demand and product launches.
     The improvement in cash flow also reflects decreased capital expenditures in property, plant and equipment as well as the proceeds of the divestment of the operations of Electrolux Financial Corporation in the US in the second quarter.
Interest-Bearing Liabilities
     At year-end 2006, the Group’s total interest-bearing liabilities amounted to SEK 6,118m (8,332), of which SEK 4,502m (5,257) referred to long-term borrowings with average maturities of 1.7 years (2.8). As of December 31, 2006, there were no long-term borrowings with maturities within 12 months (SEK 1,291m). A significant portion of the outstanding long-term borrowings has been made under the Electrolux global medium term note program. This program allows for borrowings of up to EUR 2,000m. As of December 31, 2006, Electrolux utilized approximately EUR 300m (300) of the capacity of the program.
     The majority of total long-term borrowings, SEK 4,008m, are taken up at the parent company level. As from 2005, Electrolux has a committed credit facility of EUR 500m, which can be used either as a long-term or short-term back-up facility. However, Electrolux expects to meet any future requirements for short-term borrowings through bilateral bank facilities and capital-market programs such as commercial paper programs.
     At year-end 2006, the average interest-fixing period for long-term borrowings was 0.5 years (1.4). The calculation of the average interest-fixing period includes the effect of interest-rate derivatives used to manage the interest-rate risk of the debt portfolio. At year-end, the average interest rate for the Group’s total interest-bearing borrowings was 6.0% (5.1).
     The fair value of the interest-bearing loans was SEK 6,288m. The fair value including swap transactions used to manage the interest-fixing was approximately SEK 6,210m. The borrowings and the interest rate swaps are valued marked-to-market in order to calculate the fair value. When valuing the loans, Electrolux’s credit rating is taken into consideration.

     The table below sets out the carrying amount of the Group’s interest-bearing liabilities that are exposed to fixed and floating interest rate risk.

Borrowings

Issue/maturity date	Description of loan	Interest-	Currency	Nominal value	Total book value, Dec 31
		rate, %		(in currency)
					2006	2005

				(in millions)	(in millions)
Bond loans fixed rate(1)
2005-2010	SEK MTN Program	3.650	SEK	500	493	499
2005-2009	SEK MTN Program	3.400	SEK	500	495	499
2001-2008	Global MTN Program	6.000	EUR	268	2,460	2,617
2001-2008	Global MTN Program	6.000	EUR	32	290	301
1998-2008	SEK MTN Program	4.600	SEK	85	85	85

Bond loans floating rate
1997-2027	Industrial Development Revenue Bonds	Floating	USD	10	—	79

Total bond loans					3,823	4,080

Other long-term borrowings
	Fixed rate loans in Germany	7.800	EUR	46	395	417
1998-2013	Long-term bank loans in Sweden	Floating	SEK	163	—	163
2005-2010	Long-term bank loans in Sweden	Floating	EUR	20	185	192
	Other fixed rate loans				—	117
	Other floating rate loans				99	288

Total other long-term borrowings					679	1,177

Total long-term borrowings			—	—	4,502	5,257

Short-term part of long-term borrowings(2)
2005-2006	SEK MTN Program	1.742	SEK	350	—	350
2005-2006	SEK MTN Program	1.742	SEK	150	—	150
2005-2006	SEK MTN Program	1.908	SEK	400	—	400
2001-2006	Long-term bank loan in Sweden	Floating	USD	46	—	365
	Other long-term loans				—	26

Other short-term loans
	Short-term bank loans in Brazil	Floating	BRL	24	77	415
	Short-term bank loans in Brazil	Fixed/Float	USD	33	230	458
	Short-term bank loan in China	Fixed/Float	CNY	556	490	344
	Short-term bank loan in Thailand	Fixed/Float	THB	1,867	356
	Bank borrowings and commercial papers				463	567

Short-term borrowings					1,616	3,075

Total interest bearing liabilities					6,118	8,332
Fair value of derivative liabilities					247	384
Accrued interest and prepaid income					164	198
Trade receivables with recourse					966	—

Total borrowings					7,495	8,914

1)	The interest-rate fixing profile of the borrowings has been adjusted from fixed to floating with interest-rate swaps.

2)	Long-term borrowings with maturities within 12 months are classified as short-term borrowings in the Group’s balance sheet.
     The average maturity of the Group’s long-term borrowings including long-term loans with maturities within 12 months was 1.7 years (2.8), at the end of 2006. A net total of SEK 1,469m in borrowings, originating essentially from long-term borrowings, matured, or were amortized. Short-term borrowings pertain primarily to countries with capital restrictions. The table below presents the repayment schedule of long-term borrowings.
Repayment schedule of long-term borrowings, as at December 31, 2006

	2007	2008	2009	2010	2011	2012-	Total

Debenture and bond loans	—	2,835	495	493	—	—	3,823
Bank and other loans	—	—	19	234	—	426	679
Short-term part of long-term loans	—	—	—	—	—	—	—

Total	—	2,835	514	727	—	426	4,502
     Electrolux has investment-grade ratings from Standard & Poor’s which has remained unchanged during the year. The rating agreement with Moody’s was terminated in 2006.

Short-term
Rating	Long-term debt	Outlook	Short-term debt	debt, Sweden

Standard & Poor’s	BBB+	Stable	A-2	K-1

Working Capital
     Working capital at year-end amounted to SEK –2,613m (–3,799), corresponding to –2.4% (–3.3) of annualized net sales. Inventories amounted to SEK 12,041m (12,342) at year-end, and trade receivables to SEK 20,905m (20,944), corresponding to 11.0% (10.8) and 19.1% (18.3) of annualized net sales, respectively. Accounts payable amounted to SEK 15,320m (14,576), corresponding to 14.0% (12.7) of annualized net sales.
Working capital

		Dec. 31, 2005
	Dec. 31,	excl.	Dec. 31,	Dec. 31,
SEKm	2006	Husqvarna	2005	2004

Inventories	12,041	12,342	18,606	15,742
Trade receivables	20,905	20,944	24,269	20,627
Accounts payable	-15,320	-14,576	-18,798	-16,550
Provisions	-12,476	-14,945	-15,609	-12,760
Prepaid and accrued income and expenses	-6,020	-6,971	-7,762	-6,874
Taxes and other assets and liabilities	-1743	-593	-737	-568
Working capital	-2,613	-3,799	-31	-383
% of annualized net sales	-2.4	-3.3	0.0	-0.3

Capital Expenditure
     Capital expenditure in property, plant and equipment in 2006 decreased to SEK 3,152m (3,654), of which SEK 129m (108) referred to Sweden. Capital expenditure corresponded to 3.0% (3.6) of net sales. The decrease from the previous year referred mainly to lower investments in new plants within appliances in Europe and North America.
     Approximately 30% of total capital expenditure referred to expansion of capacity and new plants, mainly in connection with relocation. Most of this referred to investments in new plants in Eastern Europe, where three Polish plants were inaugurated in 2006, and in Mexico, where the Juarez plant started production of refrigerators at the beginning of the year.
     A large part of total capital expenditure in 2006 referred to new products. Major projects included development of new products within the washing and cooking products in North America and a full range of built-in products in Europe.
Capital expenditure, by business area

SEKm	2006	2005	2004

Consumer Durables
Europe	1,698	1,872	1,561
% of net sales	3.8	4.3	3.7
North America	922	1,108	1,439
% of net sales	2.5	3.2	4.7
Latin America	170	167	119
% of net sales	2.2	2.9	2.7
Asia/Pacific and Rest of world	184	328	319
% of net sales	2.1	3.5	3.5
Professional Products	151	156	144
% of net sales	2.2	2.3	2.2
Other	27	23	23

Total	3,152	3,654	3,605
% of net sales	3.0	3.6	3.9

     Electrolux is currently investing in new, efficient plants in low-cost countries and in new products. Therefore, Group capital expenditure is expected to increase moderately from the current level of approximately SEK 3,200 million. Electrolux has funded, and expects to continue funding, such capital investment from cash generated from our business operations.

C. Research and Development, Patents and Licenses, etc
     Costs for R&D in 2006, including capitalization of SEK 439m (350), amounted to SEK 1,832m (1,743), corresponding to 1.8% (1.7) of net sales. R&D projects during the year referred mainly to new products and design projects within appliances, including development of new platforms. Major projects included new cookers and washing machines in North America and a harmonizing of design for built-in products in Europe.
D. Trend Information
     Market demand for appliances in 2007 is expected to show continued growth in Europe, while the North American market is expected to decline as compared to 2006. Raw material costs are expected to have an adverse effect on the Group’s operating income. Operating income in 2007 is expected to be somewhat higher than in 2006, excluding items affecting comparability.
E. Off-Balance Sheet Arrangements
     Electrolux is party to only a limited amount of off-balance sheet arrangements. As of December 31, 2006, the aggregate amount of Electrolux off-balance sheet arrangements was approximately SEK 1,022 million. These arrangements are guarantees issued on behalf of third parties.
     These off-balance sheet arrangements do not, and are not reasonably likely to, have a current or future effect on Electrolux’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to Electrolux shareholders.
F. Aggregate Contractual Obligations
     Future obligations and commitments to make future payments under contracts are as follows:

	Total	2007	2008-2009	2010-2011	2012-
Future payment obligations[1]	(SEK million)
Short-Term Debt	2,993	2,993	—	—	—
Long-Term Debt	4,502	—	3,349	727	426
Capital Lease Obligations	13	8	3	2	—
Operating Leases	2,281	654	745	456	426

Total	9,789	3,655	4,097	1,185	852

(1)	As Electrolux’s interest-bearing liabilities on its long-term debt have been swapped from fixed to floating rates pursuant to certain interest-rate swap agreements, it is not possible to present required interest payment obligations. See Note 17 to the consolidated financial statements.
     Other commercial commitments as at December 31, 2006 include guarantees and other commitments, as disclosed in Note 24 of the consolidated financial statements, in the amount of SEK 1,022 million. Guarantees for fulfillment of contractual undertakings are provided in the ordinary course of business. Commitments for the purchase of goods and services do not exceed the projected requirements of use in the normal course of business.
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
     Asset impairment
     All non-current assets, including goodwill, are evaluated for impairment yearly or whenever events or changes in circumstances indicate that, the carrying amount of an asset may not be recoverable. An impaired asset is written down to its recoverable amount based on the best information available. Different methods have been used for this evaluation, depending on the availability of information. When available, market value has been used and impairment charges have been recorded when this information indicated that the carrying amount of an asset was not recoverable. In the majority of cases, however, market value has not been available, and the fair value has been estimated by using the discounted cash flow method based on expected future results. Differences in the estimation of expected future results and the discount rates used could have resulted in different asset valuations.
     Non-current assets excluding goodwill and intangible assets with indefinite lives are depreciated on a straight-line basis over their estimated useful lives. Useful lives for property, plant and equipment are estimated between 10-40 years for buildings and land improvements, 3-15 years for machinery and technical installations and 3-10 years for other equipment. The carrying amount for property, plant and equipment at year-end 2006 amounted to SEK 14,209 million. The carrying amount for goodwill at year-end 2006 amounted to SEK 1,981 million. Management regularly reassesses the useful life of all significant assets. Management believes that any reasonably possible change in the key assumptions on which the asset’s recoverable amounts are based would not cause their carrying amounts to exceed their recoverable amounts.
     Deferred taxes
     In the preparation of the financial statements, Electrolux estimates the income taxes in each of the taxing jurisdictions in which the Group operates as well as any deferred taxes based on temporary differences. Deferred tax assets relating mainly to tax loss carry-forwards and temporary differences are recognized in those cases when future taxable income is expected to permit the recovery of those tax assets. Changes in assumptions in the projection of future taxable income as well as changes in tax rates could result in significant differences in the valuation of deferred taxes. As of December 31, 2006, Electrolux had a net amount of SEK 1,011 million recognized as deferred tax assets in excess of deferred tax liabilities. As of December 31, 2006, the Group had tax loss carry-forwards and other deductible temporary differences of SEK 4,718 million, which have not been included in computation of deferred tax assets.
     Trade receivables
     Receivables are reported net of allowances for doubtful receivables. The net value reflects the amounts that are expected to be collected, based on circumstances known at the balance sheet date. Changes in circumstances such as higher than expected defaults or changes in the financial situation of a significant customer could lead to significantly different valuations. At year-end 2006, trade receivables, net of provisions for doubtful accounts, amounted to SEK 20,905 million. The total provision for doubtful accounts at year-end 2006 was SEK 584 million.
     Post-employment benefits
     Electrolux sponsors defined benefit pension plans for some of its employees in certain countries. The pension calculations are based on assumptions about expected return on assets, discount rates and future salary increases. Changes in assumptions affect directly the service cost, interest cost and expected return on assets components of the expense. Gains and losses which result when actual returns on assets differ from expected returns, and when actuarial liabilities are adjusted due to experienced changes in assumptions, are subject to amortization over the expected average remaining working life of the employees using the corridor approach. Expected return on assets used in 2006 was 6.3% based on historical results. A reduction by one percentage point would have increased the net pension cost in 2006 by approximately SEK 140 million. The discount rate used to estimate liabilities at the end of 2005 and the calculation of expenses during 2006 was 4.9%. A decrease of such rate by one-half of a percentage point would have increased the service cost component of expense by approximately SEK 50 million.
     Restructuring
     Restructuring charges include required write-downs of assets and other non-cash items, as well as estimated costs for personnel reductions. The charges are calculated based on detailed plans for activities that are expected to improve the Group’s cost structure and productivity. In general, the outcome of similar historical events in previous plans are used as a guideline to minimize these uncertainties. The restructuring programs announced during 2006 had a total charge against operating income of SEK 490 million.
     Warranties
     As it is customary in the industry in which Electrolux operates, many of the products sold are covered by an original warranty, which is included in the price and which extends for a predetermined period of time. Reserves for this original warranty are estimated based on historical data regarding service rates, cost of repairs, etc. Additional reserves are created to cover goodwill warranty and extended warranty. While changes in these assumptions would result in different valuations, such changes are unlikely to have a material impact on the Group’s results or financial situation. As of December 31, 2006, Electrolux had a provision for warranty commitments amounting to SEK 1,585 million. Revenues from extended warranty is recognized on a linear basis over the contract period unless there is evidence that some other method better represents the stage of completion.
     Accrued expenses – Long Term Incentive Programs
     Electrolux records a provision for the expected employer contributions, social security charges, arising when the employees exercise their options under the 2000-2003 Employee Option Programs or receive shares under the 2004-2006 Performance Share Programs. Employer contributions are paid based on the benefit obtained by the employee when exercising the options or receiving shares. The establishment of the provision requires the estimation of the expected future benefit to the employees. Electrolux bases these calculations on a valuation made using the Black & Scholes model, which requires a number of estimates that are inherently uncertain. The uncertainty is due to the unknown share price at the time when options are exercised and when shares in the performance share programs are distributed and because the liability is marked-to-market it is remeasured every balance sheet day.
     Disputes
     Electrolux is involved in disputes in the ordinary course of business. The disputes concern, among other things, product liability, alleged defects in delivery of goods and services, patent rights and other rights and other issues on rights and obligations in connection with Electrolux’s operations. Such disputes may prove costly and time consuming and may disrupt normal operations. In addition, the outcome of complicated disputes is difficult to foresee. It cannot be ruled out that a disadvantageous outcome of a dispute may prove to have a material adverse effect on the Group’s earnings and financial position.
     Changes in Financial Reporting and Accounting Policies
     As of January 1, 2005, Electrolux has complied with International Financial Reporting Standards (IFRS), also known as IAS, in accordance with the European Union regulation. From January 1, 2005, Electrolux’s consolidated financial statements have been prepared in accordance with IFRS. Electrolux restated its financial statements from January 1, 2004 to IFRS. In addition, consolidated net income and stockholders’ equity are reported as reconciled to U.S. GAAP. IFRS as applied by the Company differs in certain significant respects from U.S. GAAP. For a discussion of the significant differences between IFRS and U.S. GAAP affecting Electrolux’s consolidated financials statements and a reconciliation to U.S. GAAP of consolidated stockholders’ equity and consolidated net income as of and for the years ended December 31, 2006, 2005 and 2004, see Note 30 to the consolidated financial statements. As a result of Electrolux’s transition to IFRS reporting, certain amendments have been made to the adjustments recorded in its reconciliation of net income and equity under U.S. GAAP for the financial year 2004, principally relating to share based compensation, goodwill and intangible assets.

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
     After the Annual General Meeting on April 16, 2007, there were twelve Directors and three Deputy Directors on the Board of Directors. The Directors and the Deputy Directors, and their respective shareholdings as of May 31, 2007, were as follows:

Names	Position and Background
Marcus Wallenberg	Chairman. Born 1956, B. Sc. Elected 2005. Member of the Electrolux Remuneration Committee. Board Chairman of SEB, Skandinaviska Enskilda Banken AB, Saab AB, and ICC (International Chamber of Commerce). Deputy Chairman of Telefonaktiebolaget LM Ericsson. Board Member of AstraZeneca Plc, Stora Enso Oyj, Thisbe AB and The Knut and Alice Wallenberg Foundation. Previous positions:
President and CEO of Investor AB, 1999-2005. Executive Vice President of Investor AB, 1993-1999. Holdings in AB Electrolux: 15,000 B-shares. Related party: 1,500 B-shares.

Gerd Almlöf	Union representative (deputy). Born 1959. Representative of the Federation of Salaried Employees in Industry and Services. Elected in May, 2007. Holdings in AB Electrolux: 0 shares.

Torben Ballegaard Sørensen	Born 1951. M.B.A., Aarhus School of Business Administration. Executive Program, Stanford University. Elected 2007. Board Member of Egmont Gruppen, LEGO A/S and SimCorp A/S. President and CEO of Bang & Olufsen a/s since 2001. EVP, LEGO System, 1999-2001. Divisional Director, LEGO System, 1996-1999. Managing Director, CCI Europe, 1988-1996. Managing Director, AA S Grafik, 1983-1988. Director Financials, Århus Stiftsbogtrykkeri, 1983. EVP, Computer Composition, 1982-1983. Controller, Århus Stiftsbogtrykkeri, 1980-1982. Business Controller, Radiometer, 1976-1978.
Holdings in AB Electrolux: 0 shares.

Ola Bertilsson	Union representative. Born 1955. Representative of the Swedish Confederation of Trade Unions. Elected 2006. Holdings in AB Electrolux: 0 shares.

Gunilla Brandt	Union representative. Born 1953. Representative of the Federation of Salaried Employees in Industry and Services. Elected 2006. Holdings in AB Electrolux: 0 shares.

Peggy Bruzelius	Deputy Chairman. Born 1949, M. Econ. Hon. Doc. in Econ. Elected 1996. Chairman of the Electrolux Audit Committee. Board Chairman of Lancelot Asset Management AB. Board Member of Axfood AB, Industry and Commerce Stock Exchange Committee, Axel Johnson AB, Ratos AB, Scania AB, Husqvarna AB, Syngenta AG and The Association of the Stockholm School of Economics. Previous positions: Executive Vice President of SEB, Skandinaviska Enskilda

Names	Position and Background
Banken AB, 1997-1998. President and CEO of ABB Financial Services AB, 1991-1997. Holdings in AB Electrolux: 6,500 B–shares.

Ulf Carlsson	Union representative. Born 1958. Representative of the Swedish Confederation of Trade Unions. Elected 2001. Holdings in AB Electrolux: 0 shares.

Louis R. Hughes	Born 1949, B.S. Mech. Eng., Harvard M.B.A. Elected 2005. Member of the Electrolux Remuneration Committee. Board Chairman and CEO of GBS Laboratories, Virginia, USA. Non-executive Chairman of Maxager Technology, California, USA. Board Member of ABB Ltd, AkzoNobel nv, and Sulzer AG. Member of the Supervisory Board of MTU Aero Engines Holding AG. Board Member of AB Electrolux 1996 until 2004, when he was appointed Chief of Staff for a group of senior US government advisors to the Afghanistan government. Member of British Telecom US Advisory Council. Previous positions: Executive Vice President of General Motors Corporation, Michigan, USA, 1992-2000.
Holdings in AB Electrolux: 1,260 ADRs.

Peter Karlsson	Union representative (deputy). Born 1965. Representative of the Swedish Confederation of Trade Unions. Elected 2006. Holdings in AB Electrolux: 0 shares.

Bengt Liwång	Union representative (deputy). Born 1945. Representative of the Federation of Salaried Employees in Industry and Services. Elected 2005. Holdings in AB Electrolux: 0 shares.

John Lupo	Born 1946. Bachelor of Science in Business Administration, Miami University of Ohio. Elected 2007. Board Member of Spectrum Brands, Inc. and City Trends Inc. Principal of management consulting firm Renaissance Partners since 2000. EVP, Sales & Marketing, Basset Furniture, 1998-2000. SVP and COO, Wal-Mart, 1996-1998. SVP, Wal-Mart Merchandising, 1990-1996. President, Highbee Company, 1988-1990.
Holdings in AB Electrolux: 0 shares.

Johan Molin	Born 1959. Bachelor of Science in Financial Economics. Elected 2007. Board Member of ASSA ABLOY AB and Nilfisk-Advance. President and CEO of ASSA ABLOY AB since 2005. CEO, Nilfisk-Advance, 2001-2005. President, Industrial Air Division, Atlas Copco Airpower, 1998-2001. General Manager, Atlas Copco Compressors, Benelux, 1996-1998. Marketing Manager, Industrial Air Division, Atlas Copco Airpower, 1993-1996. General Manager, Maugiere S.A., 1990-1993. Financial and Administrative Manager, Atlas Copco Compressor Nordic, 1987-1990.
Holdings in AB Electrolux: 0 shares.

Hans Stråberg	President and CEO. Born 1957, M. Eng. Elected 2002. President and CEO of Electrolux since 2002. Board Member of The Association of Swedish Engineering Industries and AB Ph. Nederman & Co. Previous positions: Joined Electrolux in 1983. Held various management positions in the Group until appointed President and CEO in 2002.
Holdings in AB Electrolux: 39,590 B-shares, 90,000 options.

Names	Position and Background
Caroline Sundewall	Born 1958. M.B.A. Elected 2005. Member of the Electrolux Audit Committee. Independent Business consultant since 2001. Board Member of Swedbank AB, TeliaSonera AB, Haldex AB, Lifco AB, Pågengruppen AB and The Association of Exchange-listed Companies. Previous positions: Business commentator at Finanstidningen, 1999-2001, Managing editor of the business desk section at Sydsvenska Dagbladet, 1992-1999, and Business controller at Ratos AB, 1989-1992.
Holdings in AB Electrolux through company: 1,500 B-shares.

Barbara Milian Thoralfsson	Born 1959, M.B.A., B.A. Elected 2003. Member of the Electrolux Audit Committee. Director of Fleming Invest AS, Norway, since 2005. Board Member of SCA AB, Storebrand ASA, Tandberg ASA, Rieber & Son ASA, Fleming Invest AS, Stokke AS, and Norfolier AS. Previous positions:
President of TeliaSonera Norway, 2001-2005. President of Midelfart & Co, Norway, 1995-2001, and on various positions within marketing and sales, 1988-1995.
Holdings in AB Electrolux through company: 3,000 B-shares.
Changes in the Board in 2006
     At the AGM on April 24, 2006, seven of the present Board members were re-elected and three members of the 2005 Board declined renomination. Tom Johnstone left after having served the Board for one year, Aina Nilsson Ström left after two years and Karel Vuursteen left after seven years. No new Board members were elected. Michael Treschow was re-elected as Chairman of the Board.
     The meeting for formal constitution of the Board re-elected Peggy Bruzelius as Deputy Chairman.
Changes in the Board in 2007
     Prior to the election of new Board members at the Annual General Meeting on April 16, 2007, Michael Treschow declined renomination after having served on the Board since 1997. Three Board members were elected at this AGM and one member of the 2006 Board, Michael Treschow, declined renomination. Marcus Wallenberg was elected as Chairman of the Board.
     The meeting for formal constitution of the Board re-elected Peggy Bruzelius as Deputy Chairman.

Secretary of the Board of Directors

Cecilia Vieweg	Born 1955, B. of Law. General Counsel of AB Electrolux. Secretary of the Board since 1999. Holdings in AB Electrolux: 7,823 shares, 15,294 options.

Auditors

Peter Clemedtson	PricewaterhouseCoopers AB. Born 1956. Authorized Public Accountant. Partner in Charge. Other audit assignments include Ericsson, KMT, Medivir, OMX and SEB. Holdings in AB Electrolux: 0 shares.

Dennis Svensson	PricewaterhouseCoopers AB. Born 1956. Authorized Public Accountant. Certified Public Accountant in the US, US CPA. Other audit assignment has been Volvo Cars, 1999-2005. Holdings in AB Electrolux: 0 shares.

Senior Management
     Group Management and Company Structure
     In terms of external reporting structure, Group operations are divided into five business areas. Operations in Consumer Durables comprise four geographical areas, i.e., Europe, North America and Latin America and Asia/Pacific. Professional Products is the fifth business area.
     The operations and management of the Electrolux Group are set forth in the following diagram:

*	Peter Birch is CEO for Major Appliances Asia/Pacific and reports to Hans Stråberg. Peter Birch is not a member of Group Management
     In addition to the President and CEO, Group Management includes the five sector heads and the four Group staff heads. The President and CEO is responsible for ongoing management of the Group in accordance with the Board’s guidelines and instructions. Group Management holds monthly meetings to review the previous month’s results, update forecasts and plans, and discuss strategic issues.
     The sector heads have responsibility for results and balance sheets in their respective sectors. The overall management of the sectors is the responsibility of sector boards, which meet quarterly. The President and CEO is the chairman of all sector boards. The sector board meetings are attended by the President and CEO, the management of the respective sectors and the Chief Financial Officer (CFO). The sector boards are responsible for monitoring on-going operations, establishing strategies, determining sector budgets and making decisions on major investments. The product line managers are responsible for the profitability and long-term development of their respective product lines.
     The senior management of Electrolux as of December 31, 2006, the year they were appointed and their respective shareholdings as of May 31, 2007 are as follows:

Names	Position and Background
Hans Stråberg	President and CEO. Born 1957, M. Eng. In Group Management since 1998. Joined Electrolux in 1983. Head of product area Dishwashers and Washing Machines, 1987. Head of product division Floor-care Products, 1992. Executive Vice President of Frigidaire Home Products, USA, 1995. Head of Floor-care Products and Small Appliances and Executive Vice President of AB Electrolux, 1998. Chief Operating Officer of AB Electrolux, 2001. President and CEO of AB Electrolux, 2002. Board Member of The Association of Swedish Engineering Industries and AB Ph. Nederman & Co.
Holdings in AB Electrolux: 39,590 B-shares, 90,000 options.

Names	Position and Background
Keith R. McLoughlin	Head of Major Appliances North and Latin America. Born 1956, B.S. Eng. In Group Management since 2003. Held a number of senior management positions with DuPont, 1981–2003. Vice President and General Manager of DuPont Nonwovens, 2000–2003, and of DuPont Corian, 1997–2000. Joined Electrolux in 2003 as Head of Major Appliances North America and Executive Vice-President of AB Electrolux. Also Head of Major Appliances Latin America as of 2004. Board Member of Briggs & Stratton Corp., Wisconsin, USA.
Holdings in AB Electrolux: 11,427 shares, 0 options.

Detlef Münchow	Head of Professional Products. Born 1952, M.B.A., PhD Econ. In Group Management since 1999. Member of senior management in consulting firms Knight Wendling/ Wegenstein AG, 1980–1989, and GMO AG, 1989–1992. FAG Bearings AG, 1993–1998, as Chief Operating Officer in FAG Bearings Corporation, USA. Joined Electrolux in 1999 as Head of Professional Indoor Products and Executive Vice President of AB Electrolux.
Holdings in AB Electrolux: 18,627 shares, 0 options.

Magnus Yngen	Head of Major Appliances Europe. Born 1958, M. Eng. Lic.Tech. In Group Management since 2002. Held several international sales and marketing positions, 1988–1995. Joined Electrolux in 1995 as Technical Director within the direct sales operation LUX. Head of Floor-Care International operations, 1999. Head of Floor- Care Europe, 2001. Head of Floor-Care and Small Appliances and Executive Vice President of AB Electrolux, 2002. Head of Major Appliances Europe as of October 2006.
Holdings in AB Electrolux: 7,823 shares, 20,783 options.

Morten Falkenberg	Head of Floor-Care and Small Appliances. Born 1958, B.Econ. In Group Management since 2006. Held different sales/marketing positions in Carlsberg Group, 1980–1987, a number of senior management positions with Coca-Cola Company, 1987–2000, and Senior Vice President of Alliances/Partnerships for TDC Mobile, 2001–2003. Joined Electrolux in 2003 as Head of Floor-Care and Small Appliances Europe.
Holdings in AB Electrolux: 5,868 shares, 0 options.

Lars Göran Johansson	Head of Group Staff Communications and Branding. Born 1954, M. Econ. In Group Management since 1997. Account Executive of KREAB Communications Consultancy, 1978–1984, President, 1985–1991. Headed the Swedish “Yes to EU Foundation campaign” for the referendum that determined Sweden’s membership in the EU, 1992–1994. Joined Electrolux as Senior Vice-President of Communications and Public Affairs, 1995.
Holdings in AB Electrolux: 8,323 B-shares, 29,119 options.

Fredrik Rystedt	Chief Financial Officer. Born 1963, M. Econ. In Group Management since 2001. Joined Electrolux Treasury Department, 1989. Subsequently held several positions within the Group’s financial operations. Head of Mergers and Acquisitions, 1996. Joined Sapa AB in 1998 as Head of Business Development, Chief Financial Officer, 2000. Rejoined Electrolux in 2001 as Chief Administrative Officer, responsible for Controlling, Accounting, Taxes and Auditing. In 2004, appointed Chief Financial Officer and responsible also for Group Treasury, and in 2005 for IT.
Holdings in AB Electrolux: 13,156 B-shares, 28,960 options.

Names	Position and Background
Cecilia Vieweg	Head of Group Staff Legal Affairs. Born 1955, B. of Law. In Group Management since 1999. Attorney with Berglund & Co Advokatbyrå, 1987–1990. Corporate Legal Counsel of AB Volvo, 1990–1992. General Counsel of Volvo Car Corporation, 1992–1997. Attorney and partner in Wahlin Advokatbyrå, 1998. Joined Electrolux in 1999 as General Counsel. Board Member of Haldex AB.
Holdings in AB Electrolux: 7,823 shares, 15,294 options.

Harry de Vos	Head of Group Staff Human Resources and Organizational Development. Born 1956, Process Eng, post-doc Training Management. In Group Management since 2005. Held various positions within General Electric, 1978–2001. Human Resource Director for GE Plastics Europe, 1999–2001. Joined Electrolux in 2002 as Head of Human Resources and Organization within Major Appliances Europe. Head of Group Staff Human Resources and Organizational Development, 2005. Member of the Supervisory Board of ASML N.V.
Holdings in AB Electrolux: 6,706 shares, 0 options.
Changes to Group Management in 2006
     Bengt Andersson left the Group and Group Management in June 2006. He was appointed President and CEO of Husqvarna AB when the Outdoor Products operations of Electrolux were distributed to the shareholders and listed on the Stockholm Stock Exchange as a separate company.
     Johan Bygge resigned as sector head for Major Appliances in Europe in October 2006. Magnus Yngen, previously head of Floor-Care and Small Appliances, succeeded Johan Bygge as sector head for Major Appliances in Europe in October 2006. Morten Falkenberg was appointed sector head of Floor-Care and Small Appliances in December 2006.
Changes to Group Management in 2007
     Carina Malmgren Heander has been appointed new Senior Vice President of Group Staff Human Resources and Organizational Development. Carina Malmgren Heander, 47, is currently Senior Vice President Human Resources for Sandvik AB, a global industrial group. Malmgren Heander will assume her position during the third quarter of 2007. Her predecessor, Harry de Vos, will leave the Group.
B. Compensation
Remuneration to Board members
     Remuneration to Board members is authorized by the AGM and distributed to the Board members who are not employed by the Group. Information on remuneration to Board members is given in the table below. Remuneration to the President and CEO is proposed by the Remuneration Committee and authorized by the Board of Directors. Board members who are not employed by Electrolux do not participate in the Group’s long-term incentive programs, nor in any outstanding share or share-price incentive schemes.
     The Board of Directors adopted after the AGM in 2006, upon the recommendation of the Nomination Committee, a policy according to which the members of the Board of Directors each year shall use 25% of the fee, net of taxes, for purchase of shares in Electrolux. The intention is that shares that are acquired for part of the director’s fee shall be kept for as long as the Board member remains a member of the Board.

     The table below sets forth authorized remuneration to Board Members in 2006. For distribution of actual compensation by Board member, please see Note 26 to the consolidated financial statements.

				Remuneration,	Remuneration,
The Board				Audit	Remuneration	Ordinary	Total
of			Director	Committee,	Committee	Remuneration,	Remuneration,
Directors(1)	Born	Nationality	Since	SEK	SEK	SEK	SEK

Michael Treschow(2)	1943	SWE	1997		100,000 (2)	1,500,000	1,600,000

Peggy Bruzelius Deputy Chairman	1949	SWE	1996	175,000 (3)		500,000	675,000

Louis R. Hughes	1949	US	2005		50,000	437,500	487,500

Hans Stråberg President and CEO	1957	SWE	2002			—	—

Barbara Milian Thoralfsson	1959	US	2003	75,000		437,500	512,500

Caroline Sundewall	1958	SWE	2005	75,000		437,500	512,500

Marcus Wallenberg	1956	SWE	2005		50,000	437,500	487,500

Ulf Carlsson Employee representative	1958	SWE	2001			—	—

Gunilla Brandt Employee representative	1953	SWE	2006			—	—

Ola Bertilsson Employee representative	1955	SWE	2006			—	—

Total	—	—	—	325,000	200,000	3,750,000	4,275,000

(1)	For the period from the AGM 2006 to the AGM 2007.

(2)	Former Chairman.

(3)	Chairman.
Remuneration to Group Management
Remuneration to the President and CEO and Group Management is proposed by the Remuneration Committee and decided upon by the Board of Directors. Remuneration comprises fixed salary, variable salary in the form of short-term incentives based on annual performance targets, long-term incentive programs, and benefits such as pensions and insurance. The general principles for remuneration within Electrolux are based on the position held, individual and team performance, and comparable salaries in the relevant market.
Variable salary is paid according to performance. Variable salary for the President and CEO is determined by achievement of financial targets during the year. Variable salary for sector heads is determined by the achievement of both financial and non-financial targets. Value created is the most important financial indicator. For 2006, the non-financial targets focused, i.e., on value market share and succession planning. Group staff heads receive variable salary based on the value created for the Group as well as achievement of performance targets within their respective functions. For more information on value creation, see below.
Electrolux long-term incentive programs include a performance-based share program and employee stock-option programs, which are designed to align management incentives with shareholder interests. In 2006, the AGM approved a performance-based long term share program, the Electrolux Share Program 2006, which has the same parameters as the share programs for 2005 and 2004. The program is based on value created over a three-year period and includes up to 160 senior officers and key employees of the Electrolux Group.

Remuneration to Group Management in 2006

		Other members of
‘000 SEK	President and CEO	Group Management1)	Total

Fixed salary	8,718	28,723	37,441

Variable salary	5,303	14,932	20,235

Total	14,021	43,655	57,676

1)	Other members of Group Management include eight persons.
For additional information on remuneration, remuneration guidelines, long-term incentive programs and pension benefits, see Note 26 to the consolidated financial statements.
C. Board Practices
The Board’s work in 2006
     During the year, the Board held seven scheduled and two extraordinary meetings. In addition, five per capsulam meetings were held to decide on urgent matters. Six of the scheduled meetings were held in Stockholm and one in the US. In connection with the latter, the Board visited the Electrolux plants in Juarez, Mexico, as well as the Group’s regional office and retailers in the US.
     Each scheduled Board meeting includes a review of the Group’s results and financial position as well as the outlook for the following quarters, which is presented by the President and CEO. The meetings also deal with investments and the establishment of new operations, as well as acquisitions and divestments. The Board decides on all investments that exceed SEK 50m, and receives reports on all investments between SEK 10m and SEK 50m. Normally, the head of a sector also reviews a current strategic issue at the meeting.
     Important issues dealt with by the Board in 2006 included the spin-off of Husqvarna, the Group’s Outdoor Products operations, the distribution of capital to shareholders through redemption of shares, restructuring, primarily in terms of relocation of production, development of the Group’s strategy and organization and product development and brand strategy.
     The Group’s auditors participated in the Board meeting in February 2006, where the Annual Report for 2005 was approved.
     All Board meetings during the year followed an approved agenda, which together with documentation for each item was sent to all Board members. Cecilia Vieweg, Head of Group Staff Legal Affairs, was the secretary at all Board meetings.
     Committees
     The Board has established a Remuneration Committee and an Audit Committee. The main tasks of the committees are preparatory and advisory. In addition, the Board may delegate decision making powers on specific issues.
     The Board has also decided that issues may be referred to ad hoc committees that deal with specific matters.
     Remuneration Committee
     The main task of the Remuneration Committee is to propose principles for remuneration to members of Group Management. The Remuneration Committee makes proposals to the Board of Directors regarding:
•	Targets for variable compensation
•	The relationship between fixed and variable salary
•	Changes in fixed or variable salary

•	Criteria for assessment of variable salary, long-term incentives, pension terms and other benefits
     The Committee comprises three Board members, with Barbara Milian Thoralfsson as Chairman, and Louis R. Hughes and Marcus Wallenberg as members. At least two meetings are convened annually. Additional meetings are held as needed.
     Prior to the AGM in 2006 the Nomination Committee determined that Marcus Wallenberg was not independent of the company and company management as required by the code. Marcus Wallenberg’s positions include Chairman of SEB, Skandinaviska Enskilda Banken, a bank with which Electrolux has comprehensive business relations. However, the Electrolux Board has decided that these relations do not affect Marcus Wallenberg’s tasks in the Remuneration Committee, and that the company benefits from his expertise in terms of his work on this committee.
     The Remuneration Committee held six ordinary meetings and two per capsulam meetings in 2006. In addition to remuneration to the President and Group Management, major issues considered during the year included remuneration in connection with the spin-off of the Group’s Outdoor Products operations. Harry de Vos, Head of Group Staff Human Resources and Organizational Development, participated in the meetings and was responsible for preparations.
     Audit Committee
     The primary task of the Audit Committee is to assist the Board in overseeing the accounting and financial reporting processes, including the effectiveness of disclosure controls and procedures as well as the adequacy and effectiveness of internal controls of financial reporting.
     The Audit Committee also assists the Board of Directors in:
•	Overseeing the audit of the financial statements including related disclosures
•	Pre-approving audit and non-audit services to be provided by the external auditors
•	Reviewing the objectivity and independence of the external auditors
•	Overseeing the work of the external auditors, evaluating the external auditors’ performance and, if necessary, recommending their replacement
     In addition, the Audit Committee is tasked with supporting the Nomination Committee in preparing proposals to them regarding external auditors and fees. The Audit Committee also reviews the Group’s Internal Audit function, Management Assurance & Special Assignments, in terms of organization, staffing, budget, plans, results, and reports prepared by this function.
     The Audit Committee comprises three Board members, with Peggy Bruzelius as Chairman, and Caroline Sundewall and Torben Ballegaard Sørensen as members.
     The external auditors report to the Audit Committee at each ordinary meeting. At least three meetings are held annually. Additional meetings are held as needed.
     In 2006, the Audit Committee held four scheduled meetings and one extra meeting. Electrolux managers have also had regular contacts with the Committee Chairman between meetings regarding specific issues. Fredrik Rystedt, CFO, and Anna Ohlsson-Leijon, Head of the Internal Audit function, participated in most of the Audit Committee’s meetings. Other Electrolux managers also participated in relation to specific issues, as did the Group’s external auditors. Cecilia Vieweg, Head of Group Staff Legal Affairs, was the secretary at all meetings.
     Disclosure Committee
     Electrolux has a Disclosure Committee. This Committee contributes to considering the materiality of information relating to Electrolux and ensuring that such information is properly communicated to the market on a timely basis.

The Disclosure Committee comprises the Head of Group Staff Legal Affairs, the Chief Financial Officer, the Head of Group Staff Communications and Branding, and the Head of Investor Relations and Financial Information.
     Nomination Procedure for election of Board members and auditors
     The nomination process for members of the Board of Directors involves appointing a Nomination Committee consisting of the Chairman of the Board, one additional Board member and representatives of the four largest shareholders in terms of voting rights. The names of these representatives and the shareholders they represent are announced publicly at least six months before the Annual General Meeting (AGM).
     Selection of the shareholders is based on known holdings of voting rights immediately prior to the announcement. If the identity of major shareholders changes in the course of the nomination process, the composition of the Nomination Committee may be changed accordingly.
     The Nomination Committee’s tasks include preparing a proposal for the next AGM regarding the following issues: Chairman of the AGM, Board members, Chairman of the Board and remuneration for Board members, as well as remuneration for committee work and Nomination Committee for the next accounting year. Shareholders may submit proposals for nominees to the Nomination Committee.
     The Nomination Committee is also entrusted with the task to make proposals for the election of auditors and auditors’ fees, when these matters are to be decided by the following AGM. In preparing these proposals, the Nomination Committee is assisted by the Electrolux Audit Committee, which among other things informs the Nomination Committee of the results of the evaluation of the audit work, which is performed as a part of this process.
     The committee’s proposal shall be announced publicly in connection with or prior to the notice of the AGM.
     Nomination Committee for the AGM 2007
     The Nomination Committee for the AGM in 2007 was composed on the basis of the register of shareholders at VPC AB as of September 30, 2006, and was announced in a press release on October 16, 2006. On November 9, changes in the Committee were announced, as The Second Swedish National Pension Fund had reduced its holding. Carl Rosén, who had represented the Fund, resigned from the Committee and was replaced by Marianne Nilsson, representing Swedbank Robur Funds.
     The Committee Chairman was Börje Ekholm, President and CEO of Investor. The other members were Ramsay J. Brufer, Alecta Pension Insurance, Annika Andersson, Fourth Swedish National Pension Fund, Marianne Nilsson, Swedbank Robur Funds and Michael Treschow, former Board Chairman of Electrolux.
     The Nomination Committee’s proposals were made public in a press release on March 9, 2007.

D. Employees
     The Group worldwide generally enjoys good relations with its employees and with labor unions. The following tables set forth certain employee data for the past three fiscal years.

Employee Data	2006	2005	2004
Average number of employees worldwide	55,471	69,523	72,382
Average number of employees in Sweden	3,080	5,907	6,549
Number of employees worldwide at year end	59,491	71,557	74,098
Salaries and remuneration (SEK million)	12,849	17,033	17,014
Of which in Sweden (SEK million)	1,146	1,882	2,028

Change in Average Number of Employees	2006	2005
Average number of employees in 2005	69,523	72,382
Number of employees in discontinued operations	-11,681	-786
Restructuring programs	-1,537	-2,480
Other changes	-834	407
Average number of employees in 2006	55,471	69,523
     The decline in Electrolux’s work force is due mainly to the spin-off of Husqvarna in June 2006.
E. Share Ownership
     As of May 31, 2007, the members of the Board and Management as a group owned the equivalent of 0 A-shares, 147,863 B-Shares and 184,156 options to acquire B-Shares.
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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     The following table sets forth, as of May 31, 2007, information with respect to shareholders known by Electrolux to be the beneficial owners of more than five percent of Electrolux’s A-Shares and B-Shares. Electrolux is not aware of any significant changes in percentage ownership held by a major shareholder during the past three years.

Identity of
Person or	Number of	Percentage of Total	Number of	Percentage of	Percentage of
Company	A-Shares Owned	A-Shares[1]	B-Shares Owned	Total B-Shares[1]	Total Voting[1]
Investor AB	8,270,771	87.0%	26,094,300	8.7%	27.6%

Alecta Pension Insurance	500,000	5.3%	18,870,000	6.3%	6.1%
Directors and executive officers as a group	0	0%	147,863 (3)	0.06%	0.05%

1.	Adjusted for 27,463,539 repurchased shares held by Electrolux as of May 31, 2007.

2.	See “Item 6.A—Directors and Senior Management” for information regarding their individual shareholdings.

3.	Including ADRs.
     A-Shares are entitled to one vote per share whereas B-Shares are entitled to one-tenth of a vote per share. No shareholder in Electrolux has different voting rights than any other shareholder except as a consequence of holding A-Shares rather than B-Shares.
     As of May 31, 2007, the share capital comprised 9,502,275 A-shares and 299,418,033 B-shares. As of May 31, 2007, 99.3% of the A-Shares and 54.3% of the B-Shares were held by shareholders in Sweden. The total number of shareholders in Sweden as of this date was approximately 52,100. See “Item 9 – The Offer and Listing” for details of shareholdings in the United States.
Investor AB
     Investor AB is a major Swedish industrial holding company that has wide ranging affiliations in the financial community in Sweden. As of May 31, 2007, the major shareholder in Investor AB, the Knut & Alice Wallenberg Foundation, owned 18.6% of the nominal capital, representing 40.0% of the votes in Investor AB. Electrolux recognizes that both Investor AB and the Knut & Alice Wallenberg Foundation may be deemed to be controlling persons of Electrolux within the meaning of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. Electrolux, however, does not believe that either Investor AB or the Knut & Alice Wallenberg Foundation should be deemed to be controlling persons of Electrolux, despite Investor AB’s direct, and the Knut & Alice Wallenberg Foundation’s indirect, voting rights in Electrolux. Electrolux has had no indication that either Investor AB or the Knut & Alice Wallenberg Foundation has obtained its ownership interest in Electrolux for other than investment purposes. Both Investor AB and the Knut & Alice Wallenberg Foundation are known to have made substantial investments in a number of diverse Swedish companies without seeking to exercise day-to-day control over each particular company.
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

Not applicable.

ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and other Financial Information
     See “Item 17 — Financial Statements.”
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
     As of December 31, 2006, the Group had a total of 1,688 (1,082) cases pending, representing approximately 7,700 (approximately 8,400) plaintiffs. During 2006, 986 new cases with approximately 1,300 plaintiffs were filed and 380 pending cases with approximately 2,000 plaintiffs were resolved. Approximately 5,650 of the plaintiffs relate to cases pending in the state of Mississippi.
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
     Dividend Policy
     The Board of Directors proposes a dividend for 2006 amounting to SEK 4.00 (7.50) per share, for a total dividend payment of SEK 1,120m (2,222). The proposed cash dividend corresponds to 36% of income for the period for continuing operations, excluding items affecting comparability. The level of the dividend reflects the fact that Husqvarna AB is no longer part of the Group and that SEK 5,579m has been distributed to shareholders through a redemption procedure.
     The Group’s goal is for the dividend to correspond to at least 30% of income for the period, excluding items affecting comparability.
B. Significant Changes
     None.

ITEM 9. THE OFFER AND LISTING
     Trading of Class A-Shares occurs primarily on the Stockholm Stock Exchange (which is part of the OMX Nordic Exchange), but due to the very low number of shares not held by Investor AB, trading is rare on the Stockholm Stock Exchange and virtually non-existent elsewhere.
     The principal trading markets for the Class B-Shares are the Stockholm, Nordic and London Stock Exchanges. Trading of Electrolux shares also takes place in the over the counter market in Frankfurt A.M. and Munich in Germany.
     There is trading in the United States for sponsored American Depositary Shares representing B-Shares. These American Depositary Shares (“ADSs”) are evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York and, until recently, were traded on the NASDAQ National Market.
     The Board of Directors decided in February 2005 to delist the Group’s ADRs (ELUX) from the NASDAQ Stock Market in the United States. The ADR program has been maintained, and trading in these receipts was transferred to the U.S. over-the-counter market as of March 31, 2006. The de-listing was completed by the end of March 2005. The majority of the trading in Electrolux shares is on the Stockholm Stock Exchange. Trading volume in ADSs is low and the Board of Directors decided that it did not justify a listing. In addition, capital markets are becoming increasingly global which reduces the need for listings on multiple exchanges. The majority of the Electrolux shareholders in the United States owns shares, not ADSs. Electrolux shares were listed on NASDAQ since 1987. One ADR corresponds to two B-shares.
     The high and low sales price, in Swedish krona, for Class A and B-Shares on the Stockholm Stock Exchange and the high and low sales prices in United States dollars for the ADRs in the NASDAQ System for the periods indicated are set out in the following table:

	A-Shares		B-Shares		ADSs
	High	Low	High	Low	High	Low
	(SEK)		(SEK)		(USD)
2006-2007
June 2007(to June 19th)	184.50	169.00	177.00	163.50	51.00	47.15
May 2007	185.00	171.00	179.00	163.50	53.00	49.53
April 2007	202.00	180.00	190.00	170.50	55.75	50.05
March 2007	200.00	156.00	178.00	150.50	50.95	43.55
February 2007	180.00	140.00	174.50	129.25	48.00	37.09
January 2007	153.50	114.00	138.50	109.50	40.19	31.85
December 2006	149.75	130.25	141.25	127.50	40.95	37.85

2007
First Quarter	200.00	114.00	178.00	109.50	48.00	31.85

2006
Fourth Quarter	149.75	122.50	141.25	116.75	40.95	32.07
Third Quarter	132.50	99.25	124.50	90.00	33.75	26.05
Second Quarter	240.00	105.00	234.00	91.50	62.40	25.15
First Quarter	233.00	200.50	229.00	191.50	57.60	50.70

2005
Fourth Quarter	220.00	176.50	210.00	170.00	52.55	43.25
Third Quarter	185.00	166.00	183.00	160.00	47.25	41.65
Second Quarter	170.00	145.00	168.00	141.00	47.15	40.05
First Quarter	179.00	145.00	173.00	142.00	49.99	41.24

2005	220.00	145.00	210.00	141.00	52.55	40.05
2004	177.00	131.00	176.00	126.00	49.00	40.00
2003	185.00	128.00	194.50	123.00	47.50	29.26
2002	186.00	130.00	197.00	119.50	40.69	25.98

     Each ADS represents two B-Shares (or the right to receive two such shares). As of May 31, 2007, there were 1,364,969 ADSs outstanding, representing 2,729,938 B-Shares, and approximately 59 record holders. The number of record holders of ADSs is not necessarily representative of the number of actual individuals for whose benefit the ADSs were held.
     According to the share register at the VPC (Swedish Central Securities Depository & Clearing Organization), as of May 31, 2007, the Group had a total of approximately 55,100 shareholders. The shares held by the ten largest owners corresponded to approximately 28.9% of the total share capital and approximately 46.1% of the voting rights.
     As of May 31, 2007, approximately 49.9% of the share capital was owned by Swedish institutions and mutual funds, 42.0% by foreign investors, and 8.3% by private Swedish investors. The total number of shareholders in Sweden as of May 31, 2007 was 52,089.

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
     The General Meeting of Shareholders decides on compensation for the directors and all other remunerations for board work and the allocations to the chair and to each of the other members of the board and remuneration for committee work, if any.
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
     Changes in Share Capital and Preferential Rights of Shareholders
     The Articles of Association of Electrolux provide that the share capital of the Company may not be less than SEK 750 million nor more than SEK 3,000 million, and that the number of shares in the Company shall amount to no less than 300 million and no more than 1,200 million shares. The registered share capital is 1,544,601,540 and the Company has issued 308,920,308 shares to date.
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
     It is the present practice of the Board of Directors of Electrolux to decide upon their recommendation in respect of dividends for the preceding fiscal year and issue a proposal in February of each year. The proposal of the Board of Directors is considered at the Annual General Meeting which is usually held in April or May of the year following that to which the dividend relates. The record date (determined by the Annual General Meeting) by which shareholders in Electrolux must be registered in the share register in order to participate in any dividend is normally the third business day following the date of the shareholders meeting deciding the payment of the dividend. The dividend is normally paid on the third business day after the record date, provided that at the Annual General Meeting the record date for the dividend is determined in accordance with the normal procedure. The shares are quoted on the Stockholm Stock Exchange ex-dividend on the business day after the date of the Annual General Meeting.
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
     The Annual General Meeting must be held within six months of the end of the accounting year. The meeting resolves on dividends, adoption of the annual report, election of Board members and, when applicable, auditors, remuneration to Board members and auditors, principles for remuneration and other terms of employment for senior management, all share and share price incentive schemes for senior management, and other important matters. All Board members serve a term expiring at the end of the first Annual General

Meeting the year after such Board members were elected. The Annual General Meeting in 2007 was attended by shareholders representing 36.9 percent of the share capital and 52.0 percent of the voting rights in the Company.
     An Extraordinary General Meeting can be held at the discretion of the Board of Directors, or if requested by the auditors or by shareholders owning at least 10 percent of the shares. In December 2006, the Board called an EGM for approval of a proposal for distributing capital to the shareholders through redemption of shares. This meeting was attended by shareholders representing 36.9 percent of the share capital and 49.9 percent of the votes.
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
     Cancellation and Purchase of Own Shares
     Since 2000, a Swedish limited liability company whose shares are trading on a securities exchange, an authorized market or another regulated marketplace is entitled under Swedish law to repurchase its own shares under certain conditions. Such repurchase requires the approval by the general meeting of shareholders with a majority of two-thirds of the votes cast at the meeting as well as two-thirds of the shares represented at the meeting. A company may not hold more than 10 percent of its own shares at any given time. Electrolux repurchased 19.4 million B-Shares in 2006, as compared to nil B-Shares in 2005, 750,000 B-Shares in 2004, 11,331,828 B-Shares in 2003 and 11,246,052 B-Shares in 2002. A total of 497,725 A-Shares and 14,681,967 B-Shares, representing approximately 4.7 percent of the total number of shares, were redeemed in 2004 for a total consideration of approximately SEK 3 billion. As of May 31, 2007, Electrolux owned 27,463,539 B-Shares, equal to approximately 8.9 percent of the total number of shares. The repurchase mandate of the Annual General Meeting in 2006 authorizes the Board of Directors under the period up to the next Annual General Meeting to acquire up to 10 percent of the total number of shares. Repurchased shares may be transferred to cover long-term incentive obligations or in connection with corporate acquisitions.
     On the basis of the strong balance sheet after the spin-off of Husqvarna AB and the strong cash-flow, an extraordinary general meeting in December 2006 resolved upon a mandatory redemption of shares at SEK 20 per share in accordance with a proposal by the Board of Directors. This corresponded to a capital distribution of SEK 5,579m to Electrolux shareholders. The redemption amount was paid to the shareholders at the end of January 2007.
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
     Prior to the distribution of all shares in Husqvarna AB to the shareholders of Electrolux in June 2006, the Outdoor Business of Electrolux was conducted as an operationally independent but legally integrated part of the Electrolux Group. In order to govern the creation of the Outdoor Business as a separate legal entity, as well as govern the relationship in certain aspects between the Indoor and Outdoor businesses after the separation, Electrolux and Husqvarna and certain of their respective subsidiaries have entered into a master agreement, as well as a tax sharing and indemnity agreement.
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

     Certain Swedish Tax Considerations
     This section describes the material Swedish income and net wealth tax consequences for a holder of ADSs or shares who is not considered to be a resident of Sweden for Swedish tax purposes. This section applies to you only if you are a holder of portfolio investments representing less than ten percent of the voting rights in the company and is not applicable if the ADSs or shares pertain to a permanent establishment or fixed base of business in Sweden.
     Taxation on Capital Gains
     Generally, a holder who is not a tax resident in Sweden is not liable for Swedish capital gains taxation with respect to a disposal of ADSs or shares. However, under Swedish tax law, capital gains from a disposal of Swedish shares and certain other securities by private individuals may be taxed in Sweden at a rate of 30 percent if the individual has been resident or lived permanently in Sweden at any time during the year of the sale or the ten calendar years preceding the year of the sale.
     This provision is applicable to ADSs and shares. The provision may, however, be limited by tax treaties that Sweden has concluded with other countries. Under the income tax treaty between Sweden and the United States currently in force (the “U.S.-Sweden Tax Treaty”), Sweden has the right to tax gains from a disposal of ADSs or shares made within ten years from the date the individual ceased to be a resident of Sweden.
     Taxation on Dividends
     A Swedish withholding tax at a rate of 30 percent is imposed on dividends paid by a Swedish corporation, such as Electrolux, to holders who are not residents in Sweden for Swedish tax purposes. The same withholding tax applies to certain other payments made by a Swedish corporation, including payments as a result of redemption of shares or a repurchase of shares through an offer directed to its shareholders. Exemption from the withholding tax or a lower tax rate may apply by virtue of a tax treaty. Under the U.S.-Sweden Tax Treaty, the withholding tax on dividends paid on portfolio investments to eligible U.S. holders is reduced to 15 percent. With regard to dividends paid from shares in corporations registered with the VPC (such as Electrolux shares), a reduced rate of dividend withholding tax under a tax treaty is generally applied at the source by the VPC or, if the shares are registered with a nominee, by the nominee, as long as the person entitled to the dividend is a non resident of Sweden and sufficient information regarding the tax residency of the beneficial owner (such as a certificate of tax residence) is available to the VPC or the nominee.
     In those cases where Swedish withholding tax is withheld at the rate of 30 percent and the person who received the dividend is entitled to a reduced rate of withholding tax under a tax treaty, a refund may be claimed from the Swedish tax authorities before the end of the fifth calendar year following the distribution.
     Net Wealth Taxation
     The ADSs and shares are not subject to Swedish net wealth taxation if owned by a holder that is not resident in Sweden for tax purposes. You should consult your own tax advisors regarding the Swedish and other tax consequences of your ownership of ADSs and shares.
     United States Federal Income Tax Consequences
     The following discussion is a summary of the material United States federal income tax consequences relevant to the ownership and disposition of ADSs or shares. This discussion is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing, temporary and proposed Treasury regulations promulgated thereunder, published rulings, administrative pronouncements and court decisions) and the U.S.-Sweden Tax Treaty, all as in effect as of the date of this annual report, all of which are subject to change or changes in interpretation, possibly with retroactive effect. The discussion is not a full discussion of all tax considerations that may be relevant to the ownership and disposition of ADSs or shares.
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
     The discussion below applies to you only if you are a U.S. holder and you are beneficial owner of ADSs or shares and are not resident in Sweden for purposes of the U.S.-Sweden Tax Treaty and (a) you are (1) a citizen or individual resident of the United States for United States federal income tax purposes, (2) a corporation (or any other entity taxable as a corporation for United States federal income tax purposes) that is organized in or under the laws of the United States or any State thereof (including the District of Columbia), (3) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of the substantial decisions of the trust, or (4) an estate the income of which is subject to United States federal income taxation regardless of its source; (b) you are not (and have not been at any time during the prior ten years) a resident of Sweden for purposes of the U.S.-Sweden Tax Treaty and you are entitled to Treaty benefits under the limitation on benefits article contained therein; (c) you do not maintain a permanent establishment or fixed base situated in Sweden to which the ADSs or shares are attributable and through which you carry on or have carried on a trade or business (or, if you are an individual, you perform or have performed independent personal services in Sweden); (d) you hold the ADSs or shares as a capital asset; and (e) you own (directly, indirectly or by attribution) less than ten percent of the voting stock of Electrolux.
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
     Dividends
     For United States federal income tax purposes, the gross amount of dividends (without reduction for any Swedish withholding taxes) paid with respect to the ADSs or shares generally will be included in your gross income as foreign source dividend income. The dividends paid by Electrolux will not be eligible for the “dividends received deduction” available to US corporations in respect of dividends received from other U.S. corporations. The amount of any dividend paid in SEK will be the U.S. dollar value of the dividend payment based on the exchange rate in effect on the date of actual or constructive receipt by you, in the case of shares or by the depositary, in the case of ADSs, whether or not the payment is converted into U.S. dollar at that time. If you hold shares and you convert the SEK into U.S. dollars on the date of receipt you generally should not recognize any exchange gain or loss. If you do not convert the SEK into U.S. dollars on the date of receipt you generally will have a tax basis in the SEK received equal to the U.S. dollar amount on such date. Gain or loss, if any, recognized on a subsequent conversion or other disposition of the SEK generally will be treated as U.S. source ordinary income or loss. Special rules govern and specific elections are available to accrual method taxpayers to determine the U.S. dollar amount includible in income in the case of taxes withheld in a foreign currency. Accrual basis taxpayers are urged to consult their own tax advisors regarding the requirements and elections applicable in this regard.
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

     Subject to certain limitations, you generally will be entitled to receive a foreign tax credit against your United States federal income tax liability (or a deduction against your United States federal taxable income) with respect to any Swedish tax withheld in accordance with the U.S.-Sweden Tax Treaty and paid over to Sweden. If a refund of the tax withheld is available to you under the laws of Sweden or under the U.S.-Sweden Tax Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against your United States federal income tax liability (and will not be eligible for the deduction against your United States federal taxable income). For foreign tax credit limitation purposes, the dividend will be income from sources outside the United States, and generally will be treated as “passive income” or, for certain U.S. holders, “financial services income.” For taxable years beginning January 1, 2007, dividend income generally will constitute “passive category income” or, in the case of certain U.S. Holders, “general category income.”
     Certain U.S. holders (including individuals) are eligible for reduced rates of United States federal income tax (at a maximum rate of 15 percent) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2011, provided that certain holding period and other requirements are met. Dividends that Electrolux pays with respect to its ADSs and shares generally will be qualified dividend income if, among other things, (a) Electrolux was not, in the year prior to the year in which the dividends were paid, and is not, in the year in which the dividends are paid, a passive foreign investment company, and (b) if Electrolux is entitled to benefits under the U.S.-Sweden Tax Treaty. Electrolux currently believes that dividends paid with respect to its ADSs and shares should constitute qualified dividend income for U.S. federal income tax purposes; however, this is a factual matter and is subject to change. Electrolux anticipates that its dividends will be reported as qualified dividends on Forms 1099-DIV delivered to U.S. holders. You are urged to consult your own tax advisor regarding the availability to you of the reduced dividend tax rate in light of your own particular situation and the computations of your foreign tax credit limitation with respect to any qualified dividends paid to you, as applicable.
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
     Husqvarna Spin-off
     On June 13, 2006, Electrolux made a distribution of the shares of its subsidiary Husqvarna to shareholders of record as of June 12, 2006. Electrolux received a private letter ruling from the Internal Revenue Service (the “IRS”) as well as an opinion from independent counsel Squire, Sanders, and Dempsey, LLP, to the combined effect that, for United States federal income tax purposes, the distribution of Husqvarna shares would qualify as a tax-free distribution under Sections 355 and 368 of the Code and the distribution of Husqvarna shares would be tax-free to Electrolux and its shareholders.
     The private letter ruling and the opinion received from Squire Sanders and Dempsey, LLP, state that, for United States federal income tax purposes:

     •   No gain or loss will be recognized by, and no amount will be includible in the income of, a holder of Electrolux shares solely as a result of the receipt of Husqvarna shares in the distribution;
     •   The holding period for the Husqvarna shares received in the spin-off will include the period during which the Electrolux shares with respect to which such shares were received was held; and
     •   The aggregate basis of the Electrolux and Husqvarna shares in the hands of each Electrolux shareholder after the distribution will, in each instance, be the same as the aggregate basis in the Electrolux share held by the shareholder immediately before the distribution, allocated in proportion to the fair market value of each.
     Holders are urged to consult their own tax advisors as to the specific United States federal, state, local, and foreign tax consequences to them of the distribution. Further information on the transaction, as well as a more detailed explanation of the tax consequences thereof, is available in the information brochure describing the Husqvarna distribution, available at www.electrolux.com/prospectus.
     Share redemption
     On December 12, 2006, Electrolux announced its intention to split each A share and B share into two shares, one of each of which was designated as a redemption share. The record date for the share split and the right to receive the redemption share was January 5, 2007 and payment in respect of the redemption share occurred January 29, 2007. Because these transactions occurred in 2007, the US federal income tax consequences thereof are not discussed herein.
     Passive Foreign Investment Company Status
     A non-U.S. corporation will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if at least 75 percent of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or at least 50 percent of the quarterly average value of its assets is attributable to assets that produce or are held to produce passive income. Based on the market value of Electrolux’s shares, the composition of its assets, income and its operations, Electrolux currently believes it did not qualify as a PFIC for the taxable year ending December 31, 2006. If Electrolux were to become a PFIC for any taxable year (which conclusion is a factual determination that must be made as of the close of the taxable year) in which you held ADSs or shares, you would be subject to adverse tax consequences with respect to certain distributions on, and gain realized upon a disposition of the ADSs or shares. Furthermore, dividends paid by Electrolux would not be “qualified dividend income” and would be subject to tax at the higher rates applicable to other items of ordinary income. Application of the PFIC rules is complex. You should consult your own tax advisor regarding the possible application of the PFIC rules to Electrolux.
     United States Information Reporting and Backup Withholding
     In general, dividend payments made to holders and proceeds paid from the sale or other disposition of ADSs or shares may be subject to information reporting to the Internal Revenue Service (the “IRS”) and possible federal backup withholding at a current rate of 28 percent. Backup withholding will not apply to a holder who furnishes an accurate taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally are not subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through U.S.-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.
F. Dividend and Paying Agents
     Not applicable.

G. Statement by Experts
     Not applicable.
H. Documents on Display
     Electrolux is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended. In accordance with these requirements, Electrolux files reports and other information with the U.S. Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the Commission’s regional office at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. Copies may also be obtained from the Commission’s website at http://www.sec.gov. Information about Electrolux is also available at http://www.electrolux.com. Information on Electrolux’s website does not form part of this document.
I. Subsidiary Information
     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Financial risk management
     The Group is exposed to a number of risks related to, for example, liquid funds, trade receivables, customer financing receivables, payables, borrowings, commodities and derivative instruments. The risks are, primarily:
•	Interest-rate risks on liquid funds and borrowings

•	Financing risks in relation to the Group’s capital requirements

•	Foreign-exchange risks on earnings and net investments in foreign subsidiaries

•	Commodity-price risks affecting the expenditure on raw materials and components for goods produced

•	Credit risk relating to financial and commercial activities
     The Board of Directors of Electrolux has approved a financial policy and a credit policy for the Group in order to manage and control these risks. Each business sector has specific financial and credit policies approved by the sector board. The above-mentioned risks are, amongst others, managed by the use of derivative financial instruments according to the limitations stated in the Financial Policy. The Financial Policy also describes management of risks related to pension-fund assets.
     Management of financial risks has largely been centralized to Group Treasury in Stockholm, Sweden. Measurement of risk in Group Treasury is performed by a separate risk controlling function on a daily basis. Furthermore, the Group’s policies and procedures include guidelines for managing operating risks related to financial instruments through, e.g., segregation of duties and power of attorney.
     Proprietary trading in currencies, commodities and interest-bearing instruments is permitted within the framework of the Financial Policy. This trading is aimed primarily at maintaining a high quality of information flow and market knowledge in order to contribute to proactive management of the Group’s financial risks.
     The Group’s Credit Policy ensures that the management process for customer credits includes customer ratings, credit limits, decision levels and management of bad debts.
Interest-rate risk on liquid funds and borrowings
     Interest-rate risk refers to the adverse effects of changes in interest rates on the Group’s income. The main factors determining this risk include the interest-fixing period.
     Liquid funds
     Liquid funds as defined by the Group consist of cash on hand, bank deposits, fair-value derivatives, prepaid interest expense, accrued interest income and other short-term investments. Electrolux goal is that the level of liquid funds including unutilized committed short-term credit facilities shall correspond to at least 2.5% of annualized net sales. In addition, net liquid funds, defined as liquid funds less short-term borrowings, shall exceed zero, taking into account fluctuations arising from acquisitions, divestments, and seasonal variations. Investment of liquid funds is mainly made in interest-bearing instruments with high liquidity and with issuers with a long-term rating of at least A- as defined by Standard & Poor’s or similar.
     Interest-rate risk in liquid funds
     Group Treasury manages the interest-rate risk of the investments in relation to a benchmark position defined as a one-day holding period. Any deviation from the benchmark is limited by a risk mandate. Derivative financial instruments like Futures and Forward-Rate Agreements are used to manage the interest-rate risk. The holding periods of investments are mainly short-term. The major portion of the investments is made with maturities between 0 and 3 months. A downward shift in the yield curves of one-percentage point would reduce the Group’s interest income by approximately SEK 60 million (40).
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
     Interest-rate risk in long-term borrowings
     The Financial Policy states for the year 2005 that the benchmark for the long-term loan portfolio is an average interest-fixing period of one year. The benchmark was, however, changed at the end of year 2005 and as from January 1, 2006, the benchmark for the long-term loan portfolio is an average interest-fixing period of six months. Group Treasury can choose to deviate from this benchmark on the basis of a risk mandate established by the Board of Directors. However, the maximum fixed-rate period is three years. Derivatives, such as interest-rate swap agreements, are used to manage the interest-rate risk by changing the interest from fixed to floating or vice versa. On the basis of 2006 volumes and interest fixing, a one-percentage point shift in interest rates paid would impact the Group’s interest expenses by approximately SEK +/-40 million (30) in 2006. This calculation is based on a parallel shift of all yield curves simultaneously by one-percentage point. Electrolux acknowledges that the calculation is an approximation and does not take into consideration the fact that the interest rates on different maturities and different currencies might change differently.
     Credit ratings
     Electrolux has investment-grade ratings from Standard & Poor’s which has remained unchanged during the year. The rating agreement with Moody’s was terminated in 2006.

Short-term
Rating	Long-term debt	Outlook	Short-term debt	debt, Sweden

Standard & Poor’s	BBB+	Stable	A-2	K-1
     Interest-bearing Liabilities
     See “Item 5B-Operating and Financial Review and Prospects–Liquid Funds and Capital Resources” for information on interest-bearing liabilities.
Financing risk
     Financing risk refers to the risk that financing of the Group’s capital requirements and refinancing of existing loans could become more difficult or more costly. This risk can be decreased by ensuring that maturity dates are evenly distributed over time, and that total short-term borrowings do not exceed liquidity levels. The net borrowings, i.e., total borrowing less liquid funds, excluding seasonal variances, shall be long-term according to the Financial Policy. The Group’s goals for long-term borrowings include an average time to maturity of at least two years and evenly spread maturities. A maximum of 25% of the borrowings are normally allowed to mature in a 12-month period. Exceptions are made when the net borrowing position of the Group is small.
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
     The Group’s geographically widespread production reduces the effects of changes in exchange rates. The remaining transaction exposure is mainly related to internal sales from producing entities to sales companies. To a lesser extent there are also external exposures from purchasing of components and input material for production paid in foreign currency. These external imports are often priced in USD. The global presence of the Group, however, leads to a significant netting of the transaction exposures. The table below shows the distribution of the Group’s sales and operating expenses in major currencies. As the table indicates, there was a good currency balance during the year in the US dollar and the euro.
Net sales and expenses, by currency

	Share of	Average exchange rate	Average exchange rate
	expenses, %	2006	2005

SEK	4	—	—
USD	34	7.38	7.46
EUR	32	9.26	9.28
CAD	5	6.52	6.17
GBP	5	13.58	13.54
Other	20	—	—

Total	100
     Commercial flows
     The table below shows the forecasted transaction flows, imports and exports, for the 12-month period of 2007 and hedges at year-end 2006. The hedged amounts during 2007 are dependent on the hedging policy for each flow considering the existing risk exposure.

	GBP	CAD	AUD	DKK	CZK	CHF	BRL	HUF	USD	EUR	Other	Total

Inflow of currency (long position)	3,510	2,000	1,370	1,030	900	830	460	1,140	1,440	6,160	6,660	25,500
Outflow of currency (short position)	-50	-520	-350	-70	—	-20	—	-3,390	-5,060	-11,140	-4,900	-25,500
Gross transaction flow	3,460	1,480	1,020	960	900	810	460	-2,250	-3,620	-4,980	1,760	—
Hedge	-2,620	-530	-690	-370	-360	-310	-10	1,250	1,280	2,630	-270	—

Net transaction flow	840	950	-330	590	540	500	450	-1,000	-2,340	-2,350	1,490	—
     The effect of hedging on operating income during 2006 amounted to SEK 100m, (-304). At year-end 2006, unrealized exchange-rate gains on forward contracts amounted to SEK 23m (22), all of which will mature in 2007.

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
     Foreign-exchange sensitivity from transaction and translation exposure
     The major currencies that Electrolux is exposed to are the US dollar, the euro, the Canadian dollar and the British pound. Other significant exposures are, for example, the Danish krona, the Australian dollar, the Hungarian forint and the Czech koruna. These currencies represent the majority of the exposures of the Group but are, however, largely offsetting each other as different currencies represent net inflows and outflows. Taking into account all currencies of the Group, a change up or down by 10% in the value of each currency against the SEK would affect the Group’s operating income for one year by approximately SEK +/- 375m, as a static calculation. The model assumes the distribution of earnings and costs effective at the year-end 2006 and does not include any dynamic effects, such as changes in competitiveness or consumer behaviour arising from such changes in exchange rates.
     Exposure from net investments (balance sheet exposure)
     The net of assets and liabilities in foreign subsidiaries constitutes a net investment in foreign currency, which generates a translation difference in connection with consolidation. This exposure can have an impact on the Group’s equity, and thus capital structure, and is hedged according to the financial policy. The Financial Policy stipulates the extent to which the net investments can be hedged and also sets the benchmark for risk measurement. The benchmark was changed at the end of 2006 and only net investments with an equity capitalization exceeding 60% are hedged unless the exposure is considered too high by the Group. The result of this change is that only a limited number of currencies are hedged on a continuous basis. Group Treasury is allowed to deviate from the benchmark under a given risk mandate. Hedging of the Group’s net investments is implemented within the Parent Company in Sweden.
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
Credit risk
     Credit risk in financial activities
     Exposure to credit risks arises from the investment of liquid funds, and as counterpart risks related to derivatives. In order to limit exposure to credit risk, a counterpart list has been established which specifies the maximum permissible exposure in relation to each counterpart. The Group strives for arranging master netting agreements (ISDA) with the counterparts for derivative transactions and has established such agreements with the majority of the counterparts; i.e., if the counterparty defaults, assets and liabilities will be netted.
     Credit risk in trade receivables
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

Other interest-bearing investments
     Interest-bearing receivables from customer financing amounting to SEK 180m (625) are included in the item Other receivables in the Group’s balance sheet. The Group’s customer financing activities are performed in order to provide sales support and are directed mainly to independent retailers in Scandinavia after the divestment of the Group’s customer financing operations in the US in June 2006. The majority of the financing is shorter than 12 months. There is no major concentration of credit risk related to customer financing. Collaterals and the right to repossess the inventory also reduce the credit risk in the financing operations. The income from customer financing is subject to interest-rate risk. This risk is immaterial to the Group.
Derivative financial instruments
     The tables below present the fair value and nominal amounts of the Group’s derivative financial instruments for managing of financial risks and proprietary trading.
     Valuation of derivative financial instruments at market value, presented in the tables, is done at the most accurate market prices available. This means that instruments, which are quoted on the market, such as, for instance, the major bond and interest-rate future markets, are all marked-to-market with the current spot price. The foreign-exchange spot rate is then used to convert the market value into Swedish kronor. For instruments where no reliable price is available on the market, cash flows are discounted using the deposit/swap curve of the cash-flow currency. In the event that no proper cash-flow schedule is available, for instance, as in the case with forward-rate agreements, the underlying schedule is used for valuation purposes. To the extent option instruments are used, the valuation is based on the Black & Scholes formula.
Derivatives at market value

	2006		2005
	Assets	Liabilities	Assets	Liabilities

Interest-rate swaps	73	3	118	17
Fair-value hedges	59	—	111	—
Held for trading	14	3	7	17
Cross currency
Interest-rate swaps	7	4	—	11
Held for trading	7	4	—	11
Forward-rate agreements and futures	4	—	1	2
Held for trading	4	—	1	2
Forward foreign-exchange contracts	234	239	361	297
Cash-flow hedges	154	131	168	144
Net-investment hedges	24	63	171	11
Held for trading	56	45	22	142
Commodity derivatives	—	1	59	57
Held for trading		1	59	57

Total	318	247	539	384
Nominal amounts

	2006	2005

Interest-rate swaps
Maturity shorter than 1 year	532	2,459
Maturity 2-5 years	3,113	2,329
Maturity 6-10 years		94

Total interest-rate swaps	3,645	4,882
Cross currency interest-rate swaps	78	90
Forward-rate agreements	6,064	19,432
Foreign-exchange derivatives (Forward and Options)	12,472	17,890
Commodity derivatives	23

Total	22,282	42,294

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES
     Disclosure Controls and Procedures
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
     As of the end of the period covered by this Form 20-F, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in United States Securities Exchange Act of 1934, as amended, Rule 13a-15(e)). Based on the foregoing, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective.
     Management’s Report on Internal Control over Financial Reporting
     The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, Electrolux assessed the effectiveness of its internal control over financial reporting as of December 31, 2006, using the criteria set forth in the Framework Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that our internal control over financial reporting is effective as of December 31, 2006. PricewaterhouseCoopers AB, our independent registered public accounting firm, has issued an audit report on management’s assessment of our internal control over financial reporting which is included herein.
     Changes in Internal Control over Financial Reporting
     There have been no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
     Attestation Report of PricewaterhouseCoopers AB
     For the attestation report of PricewaterhouseCoopers AB, please see “Item 17–Financial Statements–Report of Independent Registered Public Accounting Firm.”

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
     The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers AB to Electrolux in 2006, 2005 and 2004.

	2006	2005	2004
	SEK million	SEK million	SEK million
Audit Fees(1)	86	49	46
Audit-related Fees (2)	4	3	3
Tax Fees (3)	6	9	10
All other Fees(4)	0	2	—
Total	96	63	59

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

(2)	Audited-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor; and include consultations concerning financial accounting and reporting standards; internal control reviews and employee benefit plan audits.

(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax planning and services.

(4)	All other Fees include fees for due diligence exercises carried out in connection with acquisition target assessments.
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
     At the annual February AC meeting, the AC will either approve or reject the categories of services in the Matrix, either approve or reject each of the listed known and/or anticipated audit services and the associated budgeted fee and either approve or reject each known and/or anticipated non-audit service as well as the suggested maximum fee limit for each category of recurring non-audit services.
     The AC will, at its annual February AC meeting, delegate to the Chairman of the AC the authority to pre-approve interim requests for additional audit and non-audit services.
     Prior to engaging PricewaterhouseCoopers AB for additional non-recurring audit and non-audit services, AB Electrolux management shall submit to the Audit Committee, or if a pre-approval is urgently required, to the Chairman of the AC, an Interim pre-approval request.
     At each subsequent AC meeting after February, the Chairman of the AC shall report to the AC any interim audit or non-audit service pre-approvals since the last AC meeting and AB Electrolux management will provide the AC with a summary description of ongoing and completed audit and non-audit services and a year to date of the actual spending against the pre-approved level for non-audit services and an updated estimate for the full year.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

			Total Number of	Maximum Number of
			Shares Purchased as	Shares that may yet
	Total Number of	Average Price Paid	Part of Publicly	be Purchased under
Period	Shares Purchased	per share	Announced Programs	the Programs
2006-01-01 to 2006-01-31	—	—	246,190	15,316,982
2006-02-01 to 2006-02-29	—	—	930,465	16,247,447
2006-03-01 to 2006-03-31	—	—	1,830,070	18,077,517
2006-04-01 to 2006-04-30	—	—	153,359	18,230,876
2006-05-01 to 2006-05-31	—	—	—	18,230,876
2006-06-01 to 2006-06-30	6,000,000	105.13	—	12,230,876
2006-07-01 to 2006-07-31	2,275,000	105.43	36,981	9,992,857
2006-08-01 to 2006-08-31	6,125,000	108.57	320,804	4,188,661
2006-09-01 to 2006-09-30	900,000	120.15	504,609	3,793,270
2006-10-01 to 2006-10-31	1,780,000	131.30	956,426	2,969,696
2006-11-01 to 2006-11-30	2,320,000	135.94	204,579	854,275
2006-12-01 to 2006-12-31	—	—	51,000	905,275

(1)	Share repurchase programs require the approval of the General Meeting of Shareholders under Swedish law.

(2)	In the period covered by the table, the company repurchased 19,400,000 shares. The company sold 5,234,483 shares to options holders under the terms of the employee stock option programs during the same period. The company sold no shares in order to cover the costs of employer contributions for the stock option programs.
Repurchase of Shares
     During the year, Electrolux utilized the mandate for repurchase of shares that was authorized by the Annual General Meeting in the spring of 2006. A total of 19.4 million shares were repurchased on the market at an average price of SEK 113 per share. After adjustment for purchases by senior management, the repurchase of shares represents a transfer of SEK 1.5 billion to the shareholders. Over the past five years, Electrolux has repurchased shares in the amount of SEK 5.7 billion, corresponding to an average price of SEK 133 per share.
     During 2006, senior managers in Electrolux purchased 5,234,483 B-shares under the terms of the employee stock option programs. The incentive programs corresponded at year-end 2006 to a maximum dilution of 1.6 percent of the number of shares, or 4,948,346 million B-shares.
     As of December 31, 2006, the company owned a total of 29,986,756 B-shares, corresponding to 9.7 percent of the total number of outstanding shares. On May 31, 2007, Electrolux holdings of own B-shares amounted to 27,463,539 corresponding to 8.9% of the total number of shares, after additional sales of shares to senior managers under the stock option programs.
Repurchase of shares

	2006	2005	2004		2003		2002

Number of shares as of January 1	308,920,308	308,920,308	324,100,000		338,712,580		366,169,580
Redemption/cancellation of shares	—	—	-15,179,692	(1)	-14,612,580		-27,457,000
Number of shares as of December 31	308,920,308	308,920,308	308,920,308		324,100,000		338,712,580

Number of shares bought back	19,400,000	—	750,000		11,331,828		11,246,052
Total amount paid, SEKm	2,193	—	114		1,688		1,703
Price per share, SEK	113	—	152		149		151
Number of shares sold under terms of the employee stock option programs	5,234,483	1,918,161	10,600		113,300		—
Number of shares held by Electrolux, at year-end	29,986,756	15,821,239	17,739,400		17,000,000	(2)	20,394,052	(2)
% of outstanding shares	9.7	5.1	5.7		5.2		6.0

(1)	Redemption of shares.

(2)	After cancellation of shares.

PART III
ITEM 17. FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of AB Electrolux:
We have completed an integrated audit of AB Electrolux’s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.
Consolidated financial statements and financial statement schedules
In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, statements of changes in stockholders’ equity and cash flow statements present fairly, in all material respects, the financial position of AB Electrolux and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with International Financial Reporting Standards as adopted by the EU. In addition, in our opinion, the financial statement schedules listed in the index appearing under Item 17, present fairly, in all material respects the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.
Internal control over financial reporting
Also, in our opinion, management’s assessment, included in “Management’s Report on Internal Control Over Financial Reporting”, appearing under Item 15, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers AB
/s/ PricewaterhouseCoopers AB
Stockholm, Sweden
June 21, 2007

AB ELECTROLUX AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
YEARS ENDED DECEMBER 31

(SEKm)	2006	2005	2004
Net sales (Note 3, 4)	103,848	100,701	93,449
Cost of goods sold	-79,664	-77,270	-71,135

Gross operating income	24,184	23,431	22,314

Selling expenses	-15,294	-14,635	-14,127
Administrative expenses	-4,467	-4,945	-4,470
Other operating income (Note 5)	185	230	115
Other operating expenses (Note 6)	-33	-57	-48
Items affecting comparability (Note 7)	-542	-2,980	-1,960

Operating income (Notes 3, 4, 8)	4,033	1,044	1,824

Financial income (Note 9)	538	225	574
Financial expenses (Note 9)	-746	-775	-824
Financial items, net	-208	-550	-250

Income after financial items	3,825	494	1,574

Taxes (Note 10)	-1,177	-636	-290
Income for the period from continuing operations	2,648	-142	1,284

Income for the period from discontinued operations	1,199	1,905	1,975

Income for the period	3,847	1,763	3,259

Attributable to:
Equity holders of the Parent Company	3,847	1,763	3,258
Minority interests in income for the period	0	0	1

	3,847	1,763	3,259

Earnings per share for continuing operations, SEK (Note 20)
Basic	9.17	-0.49	4.30
Diluted	9.14	-0.49	4.30

Average number of shares, millions (Note 20)
Basic	288.8	291.4	298.3
Diluted	289.8	293.2	298.6
The accompanying notes form an integral part of these consolidated financial statements.

AB ELECTROLUX AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
YEARS ENDED DECEMBER 31

ASSETS (SEKm)	2006	2005
Non-current assets
Property, plant and equipment (Note 12)	14,209	18,622
Goodwill (Note 11)	1,981	3,872
Other intangible assets (Note 11)	1,780	2,228
Investments in associates (Note 28)	80	124
Deferred tax assets (Note 10)	2,216	2,950
Derivatives (Note 17)	—	118
Financial assets (Note 13)	1,692	1,817

Total non-current assets	21,958	29,731

Current assets
Inventories (Note 14)	12,041	18,606
Trade receivables (Note 16)	20,905	24,269
Tax assets	461	637
Derivatives (Note 17)	318	421
Other current assets (Note 15)	3,248	3,851
Short-term investments (Note 17)	1,643	623
Cash and cash equivalents (Note 17)	5,475	4,420

Total current assets	44,091	52,827

Total assets	66,049	82,558

Assets pledged (Note 19)	93	118

The accompanying notes form an integral part of these consolidated financial statements.

AB ELECTROLUX AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
YEARS ENDED DECEMBER 31

EQUITY AND LIABILITIES (SEKm)	2006	2005
Equity attributable to equity holders of the Parent Company
Share capital (Note 20)	1,545	1,545
Other paid-in capital	2,905	2,905
Other reserves (Note 18)	-11	1,653
Retained earnings	8,754	19,784

	13,193	25,887

Minority interests	1	1

Total equity	13,194	25,888

Non-current liabilities
Long-term borrowings (Note 17)	4,502	5,257
Derivatives (Note 17)	—	6
Deferred tax liabilities (Note 10)	1,205	1,417
Provisions for post-employment benefits (Note 21)	6,586	8,226
Other provisions (Note 22)	4,258	4,377

Total non-current liabilities	16,551	19,283

Current liabilities
Accounts payable	15,320	18,798
Tax liabilities	1,651	1,123
Share redemption	5,579	—
Other liabilities (Note 23)	9,293	11,006
Short-term borrowings (Note 17)	2,582	3,076
Derivatives (Note 17)	247	378
Other provisions (Note 22)	1,632	3,006

Total current liabilities	36,304	37,387

Total liabilities	52,855	56,670

Total equity and liabilities	66,049	82,558

Contingent liabilities (Note 24)	1,022	1,302

The accompanying notes form an integral part of these consolidated financial statements.

AB ELECTROLUX AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
YEARS ENDED DECEMBER 31

CASH FLOW STATEMENTS (SEK m)	2006	2005	2004
Operations
Income after financial items	3,825	494	1,574
Depreciation and amortization	2,758	2,583	2,320
Capital gain/loss included in operating income	112	419	0
Restructuring provisions	-737	2,164	1,224
Share-based compensation	86	88	47
Change in accrued and prepaid interest	-38	58	52
Taxes paid	-743	-540	-1,080

Cash flow from operations, excluding change in operating assets and liabilities	5,263	5,266	4,137

Change in operating assets and liabilities
Change in inventories	-748	-935	-664
Change in trade receivables	-856	-1,749	6
Change in other current assets	-354	253	324
Change in accounts payable	1,779	190	1,387
Change in operating liabilities and provisions	-524	437	277

Cash flow from change in operating assets and liabilities	-703	-1,804	1,330

Cash flow from operations	4,560	3,462	5,467

Investments
Divestment of operations (Note 25)	1,064	-370	0
Capital expenditure in property, plant and equipment (Note 12)	-3,152	-3,654	-3,605
Capitalization of product development and software (Note 11)	-515	-405	-539
Other	217	-56	-172

Cash flow from investments	-2,386	-4,485	-4,316

Cash flow from operations and investments	2,174	-1,023	1,151

Financing
Change in short-term investments	-805	-122	3,368
Change in short-term borrowings	-356	-943	562
New long-term borrowings	583	2,344	0
Amortization of long-term borrowings	-1,635	-2,334	-377
Dividend	-2,222	-2,038	-1,993
Repurchase and sale of shares	-1,463	355	-3,154

Cash flow from financing	-5,898	-2,738	-1,594
Cash Flow from continuing operations	-3,724	-3,761	-443

Cash flow from discontinued operations
Cash flow from operations	-2,446	3,078	3,115
Cash flow from investments	-727	-1,342	-1,042
Cash flow from financing	8,504	-1,597	-2,059
Cash flow from discontinued operations	5,331	139	14

Total cash flow	1,607	-3,622	-429
Cash and cash equivalents beginning of year	4,420	7,675	8,207
Exchange-rate differences referring to cash and cash equivalents	-552	367	-103
Cash and cash equivalents at year-end	5,475	4,420	7,675

Change in net borrowings
Total cash flow, excluding change in loans and other short-term investments	3,820	-970	-1,923
Net borrowings at beginning of year	-2,974	-1,141	101
Exchange-rate differences referring to net borrowings	-542	-863	681
Net borrowings at year-end	304	-2,974	-1,141

The accompanying notes form an integral part of these consolidated financial statements.

AB ELECTROLUX AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31
(SEKm, except per share amounts)

	Attributable to equity holders of the company
		Other
	Share-	paid-in	Other	Retained		Minority	Total
	capital1)	capital	reserves2)	earnings	Total	interest	equity
Opening balance, January 1, 2004	1,621	2,829	—	21,494	25,944	27	25,971

Exchange differences on translation of foreign operations
Net investment hedge	—	—	41	—	41	—	41
Translation difference	—	—	-530	—	-530	—	-530
Share-based payment
Share-based payment	—	—	—	42	42	—	42

Income for the period recognized directly in equity	—	—	-489	42	-447	—	-447

Income for the period	—	—	—	3,260	3,260	-1	3,259

Total recognized income and expenses for the period	—	—	-489	3,302	2,813	-1	2,812

Repurchase and sale of shares	—	—	—	-112	-112	—	-112
Redemption of shares	—	—	—	-3,042	-3,042	—	-3,042
Cancellation of shares	-76	76	—	—	—	—	—
Dividend SEK 6.50 per share	—	—	—	-1,993	-1,993	—	-1,993
Acquisition of minority	—	—	—	16	16	-16	—

Total transactions with equity holders	-76	76	—	-5,131	-5,131	-16	-5,147

Closing balance, December 31, 2004	1,545	2,905	-489	19,665	23,626	10	23,636
Effects of changes in accounting principles	—	—	7	-9	-2	—	-2

Opening balance January 1, 2005, after changes in accounting principles	1,545	2,905	-482	19,656	23,624	10	23,634

Available for sale instruments
Gain/loss taken to equity	—	—	24	—	24	—	24
Transferred to income statement on sale	—	—	—	—	—	—	—
Cash-flow hedges
Gain/loss taken to equity	—	—	16	—	16	—	16
Transferred to income statement on sale	—	—	-7	—	-7	—	-7
Exchange differences on translation of foreign operations
Net-investment hedge	—	—	-615	—	-615	—	-615
Translation difference	—	—	2,717	—	2,717	—	2,717
Share-based payment
Share-based payment	—	—	—	72	72	—	72

Income for the period recognized directly in equity	—	—	2,135	72	2,207	—	2,207

Income for the period	—	—	—	1,763	1,763	—	1,763

Total recognized income and expenses for the period	—	—	2,135	1,835	3,970	—	3,970

Divestment of minority	—	—	—	—	—	-9	-9
Repurchase and sale of shares	—	—	—	331	331	—	331
Dividend SEK 7.00 per share	—	—	—	-2,038	-2,038	—	-2,038

Total transactions with equity holders	—	—	—	-1,707	-1,707	-9	-1,716

Closing balance, Dec. 31, 2005	1,545	2,905	1,653	19,784	25,887	1	25,888

Available for sale instruments
Gain/loss taken to equity	—	—	30	—	30	—	30
Transferred to income statement on sale	—	—	—	—	—	—	—
Cash-flow hedges
Gain/loss taken to equity	—	—	-34	—	-34	—	-34
Transferred to income statement on sale	—	—	—	—	—	—	—
Exchange differences on translation of foreign operations
Equity hedge	—	—	421	—	421	—	421
Translation difference	—	—	-2,081	—	-2,081	—	-2,081
Share-based payment
Share-based payment	—	—	—	86	86	—	86

	Attributable to equity holders of the company
		Other
	Share-	paid-in	Other	Retained		Minority	Total
	capital1)	capital	reserves2)	earnings	Total	interest	equity
Income for the period recognized directly in equity	—	—	-1,664	86	-1,578	—	-1,578

Income for the period	—	—	—	3,847	3,847	—	3,847

Total recognized income and expenses for the period	—	—	-1,664	3,933	2,269	—	2,269

Repurchase and sale of shares	—	—	—	-1,463	-1,463	—	-1,463
Dividend SEK 7.00 per share	—	—	—	-2,222	-2,222	—	-2,222
Distribution of Husqvarna shares	—	—	—	-5,696	-5,696	—	-5,696
Redemption of shares	—	—	—	-5,582	-5,582	—	-5,582

Total transactions with equity holders	—	—	—	-14,963	-14,963	—	-14,963

Closing balance, Dec. 31, 2006	1,545	2,905	-11	8,754	13,193	1	13,194

1)	For more information, see Note 20.

2)	For more information, see Note 18.
The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Amounts in SEK million, unless otherwise stated
Note 1 Accounting and valuation principles
Basis of preparation
     The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. Some additional information is disclosed based on the standard RR 30:05 from the Swedish Financial Accounting Standards Council. As required by IAS 1, Electrolux companies apply uniform accounting rules, irrespective of national legislation, as defined in the Electrolux Accounting Manual, which is fully compliant with IFRS. The policies set out below have been consistently applied to all years presented.
Principles applied for consolidation
     The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group, whereby the assets and liabilities in a subsidiary on the date of acquisition are recognized and measured to determine the acquisition value to the Group.
     If the cost of the business combination exceeds the fair value of the identifiable assets, liabilities and contingent liabilities, the difference is recognized as goodwill. If the fair value of the acquired net assets exceeds the cost of the business combination, the acquirer must reassess the identification and measurement of the acquired assets. Any excess remaining after that reassessment must be recognized immediately in profit or loss. The consolidated income for the Group includes the income statements for the Parent Company and the direct and indirect owned subsidiaries after:
•	elimination of intra-group transactions, balances and unrealized intra-group profits.
•	depreciation and amortization of acquired surplus values.
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
At year-end 2006, the Group comprised 257 (355) operating units, and 209 (281) companies.
Associated companies
     Associates are all companies over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associated companies have been reported according to the equity method. This means that the Group’s share of income after taxes in an associated company is reported as part of the Group’s income. Investments in such a company are reported initially at cost, increased, or decreased to recognize the Group’s share of the profit or loss of the associated company after the date of acquisition. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate. Gains or losses on transactions with associated companies, if any, have been recognized to the extent of unrelated investors’ interests in the associate.

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
     The balance sheets of foreign subsidiaries have been translated into SEK at year-end rates. Income statements have been translated at the average rates for the year. Translation differences thus arising have been taken directly to equity.
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
     The Group uses foreign-exchange derivative contracts and loans in foreign currencies in hedging certain net-foreign investments. Exchange-rate differences related to these contracts and loans have been charged to Group equity, to the extent to which there are corresponding translation differences.
     When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sales.
     Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.
Segment reporting
     The Group’s primary segments, business areas, follow the internal management of the Group, which are the basis for identifying the predominant source and nature of risks and differing rates of return facing the entity, and are based on the different business models for end-customers and indoor users. The secondary segments are based on the Group’s consolidated sales per geographical market, geographical areas.
     The segments are responsible for the operating result and the net assets used in their businesses, whereas finance net and taxes as well as net borrowings and equity is not reported per segment. The operating results and net assets of the segments are consolidated using the same principles as for the total Group. The segments consist of separate legal units as well as divisions in multi-segment legal units where some allocations of costs and net assets are made. Operating costs not included in the segments are shown under Group common costs, which refer to common Group services including corporate functions.
     Sales between segments are made on market conditions with arms-length principles.
Revenue recognition
     Sales are recorded net of value-added tax, specific sales taxes, returns, and trade discounts. Revenues arise from sales of finished products and services. Sales are recognized when the significant risks and rewards connected with ownership of the goods have been transferred to the buyer and the Group retains neither a continuing right to dispose of the goods, nor effective control of those goods and when the amount of revenue can be measured reliably. This means that sales are recorded when goods have been put at the disposal of the customers in accordance with agreed terms of delivery. Revenues from services are recorded when the service, such as installation or repair of products, has been performed.

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
Taxes
     Taxes include current and deferred taxes applying the liability method, which is sometimes known as the balance sheet liability method. Deferred taxes are calculated using enacted or substantially enacted tax rates by the balance sheet date. Taxes incurred by the Electrolux Group are affected by appropriations and other taxable or tax-related transactions in the individual Group companies. They are also affected by utilization of tax losses carried forward referring to previous years or to acquired companies. This applies to both Swedish and foreign Group companies. Deferred tax assets on tax losses and temporary differences are recognized to the extent it is probable that they will be utilized in future periods. Deferred tax assets and deferred tax liabilities are shown net when they refer to the same taxation authority and when a company or a group of companies, through tax consolidation schemes, etc., have a legally enforceable right to set off tax assets against tax liabilities.
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
Trademarks
     Trademarks are shown at historical cost. The Electrolux trademark in North America, acquired in May 2000, is regarded as an indefinite life intangible asset and is not amortized but tested for impairment annually and whenever there is an indication that the intangible asset may be impaired. One of the Group’s key strategies is to develop Electrolux into the leading global brand within the Group’s product categories. This acquisition has given Electrolux the right to use the Electrolux brand worldwide, whereas it previously could be used only outside of North America. All other trademarks are amortized over their useful lives, estimated to 10 years, using the straight-line method.
Product development expenses
     Electrolux capitalizes certain development expenses for new products if the level of certainty of their future economic benefits and useful life is high. The intangible asset is only recognized if the product is sellable on existing markets and that resources exist to complete the development. Only expenditures, which are directly attributable to the new product’s development, are recognized. Capitalized development costs are amortized over their useful lives, between 3 and 5 years, using the straight-line method. The assets are tested for impairment annually and whenever there is an indication that the intangible asset may be impaired.
Computer software
     Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over useful lives, between 3 and 5 years, using the straight-line method. Computer software is tested for impairment annually and whenever there is an indication that the intangible asset may be impaired.
Property, plant and equipment
     Property, plant, and equipment are stated at historical cost less straight-line accumulated depreciation, adjusted for any impairment charges. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and are of material value. All other repairs and maintenance are charged to the income statement during the period in which they are incurred. Land is not depreciated as it is considered to have an endless useful period, but otherwise depreciation is calculated using the straight-line method and is based on the following estimated useful lives:

Buildings and land improvements	10-40 years
Machinery and technical installations	3-15 years
Other equipment	3-10 years
Impairment of non-current assets
     At each balance sheet date, the Group assesses whether there is any indication that any of the company’s non-current assets are impaired. If any such indication exists, the company estimates the recoverable amount of the asset. The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use. An impairment loss is recognized by the amount of which the carrying amount of an asset exceeds its recoverable amount. The discount rates used reflect the cost of capital and other financial parameters in the country or region where the asset is in use. For the purposes of assessing impairment, assets are grouped in cash-generating units, which are the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.
Classification of financial assets
     The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments; and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition.
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

Held-to-maturity investments
     Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that management has the positive intention and ability to hold to maturity. During the year and last year, the Group did not hold any investments in this category.
Available-for-sale financial assets
     Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets as financial assets unless management intends to dispose of the investment within 12 months of the balance sheet date.
Recognition and measurement of financial assets
     Regular purchases and sales of investments, financial assets, are recognized on trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans, receivables, and held-to-maturity investments are carried at amortized cost using the effective interest method. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets at fair value through profit or loss category are included in the income statement in the period in which they arise and reported as operating result. Unrealized gains and losses arising from changes in the fair value of financial assets classified as available-for-sale are recognized in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities and reported as operating result.
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
Assets held for sale and discontinued operations
     The Group classifies a non-current asset or disposal group as held for sale if its carrying amount will be recovered principally through a sale. For classification as held for sale the asset or disposal group must be available for immediate sale in its present condition and its sale must be highly probable.
     A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.
     Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. A disposal group that is to be abandoned may also qualify.
     Immediately before classification as held for sale, the measurement of the assets and all assets and liabilities in a disposal group is brought up-to-date in accordance with applicable IFRSs. Then, on initial classification as held for sale, non-current assets and disposal groups are recognized at the lower of carrying amount and fair value less costs to sell.
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
     Restructuring provisions are recognized when the Group has both adopted a detailed formal plan for the restructuring and has, either started the plan implementation, or communicated its main features to those affected by the restructuring.
Post-employment benefits
     Post-employment benefit plans are classified as either defined contribution or defined benefit plans.
     Under a defined contribution plan, the company pays fixed contributions into a separate entity and will have no legal obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits. Contributions are expensed when they are due.

     All other post-employment benefit plans are defined benefit plans. The Projected Unit Credit Method is used to measure the present value of the obligations and costs. The calculations are made annually using actuarial assumptions determined at the balance sheet date. Changes in the present value of the obligations due to revised actuarial assumptions are treated as actuarial gains or losses and are amortized over the employees’ expected average remaining working lifetime in accordance with the corridor approach. Differences between expected and actual return on plan assets are treated as actuarial gains or losses.
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
Derivative financial instruments and hedging activities
     Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: hedges of the fair value of recognized assets or liabilities or a firm commitment (fair-value hedges); hedges of highly probable forecast transactions (cash-flow hedges); or hedges of net investments in foreign operations.
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
Fair-value hedge
     Changes in the fair value of derivatives that are designated and qualify as fair-value hedges are recorded as financial items in the income statement, together with any changes in the fair-value of the hedged asset or liability that are attributable to the hedged risk. The Group applies fair-value hedge accounting only for hedging fixed interest risk on borrowings. The gain or loss relating to changes in the fair value of interest-rate swaps hedging fixed rate borrowings is recognized in the income statement as financial expense. Changes in the fair-value of the hedged fixed rate borrowings attributable to interest rate risk are recognized in the income statement as financial expense.
     If the hedge no longer meets the criteria for hedge accounting or are de-designated, the adjustment to the carrying amount of a hedged item for which the effective interest method is used, is amortized in the profit and loss statement as financial expense over the period of maturity.
Cash-flow hedge
     The effective portion of change in the fair-value of derivatives that are designated and qualify as cash-flow hedges are recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in the income statement as financial items.
     Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss for instance when the forecast sale that is hedged takes place.

     Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised; when the hedge no longer meets the criteria for hedge accounting; when the forecast transaction is no longer expected to occur; or when the entity revokes the designation. When any of these occur, the cumulative gains or losses that had been recognized directly in equity are recognized in profit or loss within financial items.
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
Share-based compensation
     IFRS 2 is applied for share-based compensation programs granted after November 7, 2002, and that had not vested on January 1, 2005. The instruments granted are either share options or shares, depending on the program. An estimated cost for the granted instruments, based on the instruments’ fair value at grant date, and the number of instruments expected to vest is charged to the income statement over the vesting period. The fair value of share options is calculated using a valuation technique, which is consistent with generally accepted valuation methodologies for pricing financial instruments and takes into consideration factors that knowledgeable, willing market participants would consider in setting the price. The fair-value of shares is the market value at grant date, adjusted for the discounted value of future dividends which employees will not receive. For Electrolux, the share-based compensation programs are classified as equity-settled transactions, which mean that the cost of the granted instrument’s fair- value at grant date is recognized over the vesting period 3 years.
     In addition, the Group provides for employer contributions expected to be paid in connection with the share-based compensation programs. The costs are charged to the income statement over the vesting period. The provision is periodically revalued based on the fair-value of the instruments at each closing date. For details of the share-based compensation programs, please refer to Note 21.
Government grants
     Government grants relate to financial grants from governments, public authorities, and similar local, national, or international bodies. These are recognized when there is a reasonable assurance that the Group will comply with the conditions attaching to them, and that the grants will be received. Government grants related to assets are included in the balance sheet as deferred income and recognized as income over the useful life of the assets. In 2006, Government grants recognized in the balance sheet amounted to SEK 11m (40). Government grants that relate to expenses are recognized in the income statement as a deduction of the related expense. In 2006, these grants amounted to SEK 116m (16).
New accounting principles applicable for Electrolux as from 2006
     The IASB has issued a number of new standards and interpretations as well as amendments to standards and interpretations that have affected the Group in different degrees.
     Amendment to IAS 19 Option to recognize actuarial gains and losses in full, outside profit or loss, in a statement of changes in equity and added disclosures. Electrolux has chosen not to use the allowed option and continues to amortize actuarial gains and losses according to the corridor method.

     Amendment to IAS 21 Net Investment in a Foreign Operation, which specifies the treatment of certain exchange differences.
     This amendment has not had any effect on the consolidated figures.
     Amendment to IAS 39 Hedges of forecast intragroup transactions which state that the foreign currency risk of a highly probable forecast intragroup transaction may qualify as a hedged item in consolidated financial statements provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect consolidated profit or loss. This amendment has been applied as from 2005.
     Amendment to IAS 39 The Fair Value Option which permits, under certain conditions, an entity to designate certain instruments upon initial recognition as at fair value through profit or loss. The implementation of this option has not had any effect on the consolidated figures.
     Amendment to IAS 39 Financial guarantee contracts. This amendment defines financial guarantee contracts and states that financial guarantee contracts issued are under the scope of IAS 39 and shall be initially recognized at fair-value and subsequently measured at the higher of (a) the amount determined in accordance with IAS 37 and (b) the amount initially recognized less, when appropriate, cumulative amortization recognized in accordance with IAS 18. This amendment has been applied as from January 1, 2006.
     IFRIC 4 Determining whether an Arrangement contains a Lease. It requires an assessment of whether (a) fulfillment of the arrangement is dependent on the use of a specific asset or assets, and (b) the arrangement conveys a right to use the asset. IFRIC 4 is effective from January 1, 2006. IFRIC 4 has not had any effect on the consolidated figures.
     IFRIC 6 Liabilities arising from Participating in a Specific Market-Waste Electrical and Electronic Equipment. IFRIC 6 has been applied as from 2005.
New Accounting principles applicable for Electrolux as from 2007
     The IASB has issued a number of new standards and interpretations as well as amendments to standards and interpretations that are applicable for Electrolux as from January 1, 2007. While the Group has not yet evaluated the complete effect of the implementation of the new and amended standards and interpretations, it does not expect them to have any material impact on the Group’s financial position.
     IFRS 7 Financial Instruments: Disclosures. This standard supersedes IAS 30 Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and states principles for presenting financial assets and liabilities that complement those included in IAS 32, Financial Instruments: Presentation and IAS 39, Financial Instruments: Recognition and Measurement. IFRS 7 is effective for annual periods beginning on or after January 1, 2007.
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
     IFRIC 8 Scope of IFRS 2 which states that the entity shall measure unidentifiable goods or services received as consideration for equity instruments of the entity as the difference between the fair value of the share-based payment and the fair value of any identifiable goods or services received. This interpretation is effective for annual periods beginning on or after May 1, 2006.
     IFRIC 9 Reassessment of Embedded Derivatives which states that an entity shall asses whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract and that subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly moves the cash flows that otherwise would be required under the contract, in which case reassessment is required. This interpretation is effective for annual periods beginning on or after June 1, 2006.
     IFRIC 10 Interim financial reporting and Impairment. This Interpretation states that an entity shall not reverse an impairment loss recognized in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost. This interpretation is effective for annual periods beginning on or after November 1, 2006.
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
Asset impairment
     All non-current assets, including goodwill, are evaluated for impairment yearly or whenever events or changes in circumstances indicate that, the carrying amount of an asset may not be recoverable. An impaired asset is written down to its recoverable amount based on the best information available. Different methods have been used for this evaluation, depending on the availability of information. When available, market value has been used and impairment charges have been recorded when this information indicated that the carrying amount of an asset was not recoverable. In the majority of cases, however, market value has not been available, and the fair value has been estimated by using the discounted cash-flow method based on expected future results. Differences in the estimation of expected future results and the discount rates used could have resulted in different asset valuations.
     Non-current assets excluding goodwill and intangible assets with indefinite lives are depreciated on a straight-line basis over their estimated useful lives. Useful lives for property, plant, and equipment are estimated between 10 and 40 years for buildings and land improvements, 3 and 15 years for machinery and technical installations and 3 and 10 years for other equipment. The carrying amount for property, plant, and equipment at year-end 2006 amounted to SEK 14,209m. The carrying amount for goodwill at year-end 2006 amounted to SEK 1,981m. Management regularly reassesses the useful life of all significant assets. Management believes that any reasonably possible change in the key assumptions on which the asset’s recoverable amounts are based would not cause their carrying amounts to exceed their recoverable amounts.
Deferred taxes
     In the preparation of the financial statements, Electrolux estimates the income taxes in each of the taxing jurisdictions in which the Group operates as well as any deferred taxes based on temporary differences. Deferred tax assets relating mainly to tax loss carry-forwards and temporary differences are recognized in those cases when future taxable income is expected to permit the recovery of those tax assets. Changes in assumptions in the projection of future taxable income as well as changes in tax rates could result in significant differences in the valuation of deferred taxes. As of December 31, 2006, Electrolux had a net amount of SEK 1,011m recognized as deferred tax assets in excess of deferred tax liabilities. As of December 31, 2006, the Group had tax loss carry-forwards and other deductible temporary differences of SEK 4,718m, which have not been included in computation of deferred tax assets.
Trade receivables
     Receivables are reported net of allowances for doubtful receivables. The net value reflects the amounts that are expected to be collected, based on circumstances known at the balance sheet date. Changes in circumstances such as higher than expected defaults or changes in the financial situation of a significant customer could lead to significantly different valuations. At year-end 2006, trade receivables, net of provisions for doubtful accounts, amounted to SEK 20,905m. The total provision for doubtful accounts at year-end 2006 was SEK 584m.
Post-employment benefits
     Electrolux sponsors defined benefit pension plans for some of its employees in certain countries. The pension calculations are based on assumptions about expected return on assets, discount rates and future salary increases. Changes in assumptions affect directly the service cost, interest cost and expected return on assets components of the expense. Gains and losses which result when actual returns on assets differ from expected returns, and when actuarial liabilities are adjusted due to experienced changes in assumptions, are subject to amortization over the expected average remaining working life of the employees using the corridor approach. Expected return on assets used in 2006 was 6.3% based on historical results. A reduction by one percentage point would have increased the net pension cost in 2006 by approximately SEK 140m. The discount rate used to estimate liabilities at the end of 2005 and the calculation of expenses during 2006 was 4.9%. A decrease of such rate by 0.5 percentage point would have increased the service-cost component of expense by approximately SEK 50m.
Restructuring
     Restructuring charges include required write-downs of assets and other non-cash items, as well as estimated costs for personnel reductions. The charges are calculated based on detailed plans for activities that are expected to improve the Group’s cost structure and productivity. In general, the outcome of similar historical events in previous plans are used as a guideline to minimize these uncertainties. The restructuring programs announced during 2006 had a total charge against operating income of SEK 490m.
Warranties
     As it is customary in the industry in which Electrolux operates, many of the products sold are covered by an original warranty, which is included in the price and which extends for a predetermined period of time. Reserves for this original warranty are estimated based on historical data regarding service rates, cost of repairs, etc. Additional reserves are created to cover goodwill warranty and extended warranty. While changes in these assumptions would result in different valuations, such changes are unlikely to have a material impact on the Group’s results or financial situation. As of December 31, 2006, Electrolux had a provision for warranty commitments amounting to SEK 1,585 m. Revenues from extended warranty is recognized on a linear basis over the contract period unless there is evidence that some other method better represents the stage of completion.
Accrued expenses — Long-term incentive programs
     Electrolux records a provision for the expected employer contributions, social security charges, arising when the employees exercise their options under the 2000-2003 Employee Option Programs or receive shares under the 2004-2006 Performance Share Programs. Employer contributions are paid based on the benefit obtained by the employee when exercising the options or receiving shares. The establishment of the provision requires the estimation of the expected future benefit to the employees. Electrolux bases these calculations on a valuation made using the Black & Scholes model, which requires a number of estimates that are inherently uncertain. The uncertainty is due to the unknown share price at the time when options are exercised and when shares in the performance share programs are distributed and because the liability is marked-to-market it is remeasured every balance sheet day.

Disputes
     Electrolux is involved in disputes in the ordinary course of business. The disputes concern, among other things, product liability, alleged defects in delivery of goods and services, patent rights and other rights and other issues on rights and obligations in connection with Elextrolux’ operations. Such disputes may prove costly and time consuming and may disrupt normal operations. In addition, the outcome of complicated disputes is difficult to foresee. It cannot be ruled out that a disadvantageous outcome of a dispute may prove to have a material adverse effect on the Group’s earnings and financial position.

Note 2 Financial risk management
Financial risk management
     The Group is exposed to a number of risks relating to, for example, liquid funds, trade receivables, customer financing receivables, payables, borrowings, commodities and derivative instruments. The risks are primarily:
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
Liquid funds
     Liquid funds as defined by the Group consist of cash on hand, bank deposits, prepaid interest expenses and accrued interest income and other short-term investments. Electrolux goal is that the level of liquid funds including unutilized committed short-term credit facilities shall correspond to at least 2.5% of annualized net sales. In addition, net liquid funds defined as liquid funds less short-term borrowings shall exceed zero, taking into account fluctuations arising from acquisitions, divestments, and seasonal variations. Investment of liquid funds is mainly made in interest-bearing instruments with high liquidity and with issuers with a long-term rating of at least A- as defined by Standard & Poor’s or similar.
Interest-rate risk in liquid funds
     Group Treasury manages the interest-rate risk of the investments in relation to a benchmark position defined as a one-day holding period. Any deviation from the benchmark is limited by a risk mandate. Derivative financial instruments like Futures and Forward-Rate Agreements are used to manage the interest-rate risk. The holding periods of investments are mainly short-term. The major portion of the investments is made with maturities between 0 and 3 months. A downward shift in the yield curves of one-percentage point would reduce the Group’s interest income by approximately SEK 60m (40). For more information, see Note 17.
Borrowings
     The debt financing of the Group is managed by Group Treasury in order to ensure efficiency and risk control. Debt is primarily taken up at the parent company level and transferred to subsidiaries as internal loans or capital injections. In this process, various swap instruments are used to convert the funds to the required currency. Short-term financing is also undertaken locally in subsidiaries where there are capital restrictions. The Group’s borrowings contain no terms, financial triggers, for premature cancellation based on rating. For more information, see Note 17.
Interest-rate risk in long-term borrowings
     The Financial Policy states for the year 2005 that the benchmark for the long-term loan portfolio is an average interest-fixing period of one year. The benchmark was, however, changed by the end of 2005 and as from January 1, 2006, the benchmark for the long-term loan portfolio is an average interest-fixing period of six months. Group Treasury can choose to deviate from this benchmark on the basis of a risk mandate established by the Board of Directors. However, the maximum fixed-rate period is three years. Derivatives, such as interest-rate swap agreements, are used to manage the interest-rate risk by changing the interest from fixed to floating or vice versa. On the basis of 2006 volumes and interest fixing, a one-percentage point shift in interest rates paid would impact the Group’s interest expenses by approximately SEK +/-40m (30) in 2006. This calculation is based on a parallel shift of all yield curves simultaneously by one-percentage point. Electrolux acknowledges that the calculation is an approximation and does not take into consideration the fact that the interest rates on different maturities and different currencies might change differently.
Credit rating
     Electrolux has Investment Grade rating from Standard & Poor’s which has remained unchanged during the year. The rating agreement with Moody’s was terminated in 2006.
Rating

	Long			Short term
	term debt	Outlook	Short term debt	debt, Sweden

Standard & Poor’s	BBB+	Stable	A-2	K-1
Financing risk
     Financing risk refers to the risk that financing of the Group’s capital requirements and refinancing of existing loans could become more difficult or more costly. This risk can be decreased by ensuring that maturity dates are evenly distributed over time, and that total short-term borrowings do not exceed liquidity levels. The net borrowings, i.e., total borrowing less liquid funds, excluding seasonal variances, shall be long-term according to the Financial Policy. The Group’s goals for long-term borrowings include an average time to maturity of at least two years, and an evenly spread of maturities. A maximum of 25% of the borrowings are normally allowed to mature in a 12-month period. Exceptions are made when the net borrowing position of the Group is small. For more information, see Note 17.
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

     The Group’s geographically widespread production reduces the effects of changes in exchange rates. The remaining transaction exposure is mainly related to internal sales from producing entities to sales companies. To a lesser extent there are also external exposures from purchasing of components and input material for the production paid in foreign currency. These external imports are often priced in USD. The global presence of the Group, however, leads to a significant netting of the transaction exposures. For more information on exposures and hedging, see Note 17.
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
Foreign-exchange sensitivity from transaction and translation exposure
     The major currencies that Electrolux is exposed to are the US dollar, the euro, the Canadian dollar, and the British pound. Other significant exposures are, for example, the Danish krona, the Australian dollar, the Hungarian forint and the Czech koruna. These currencies represent the majority of the exposures of the Group but are, however, largely offsetting each other as different currencies represent net inflows and outflows. Taking into account all currencies of the Group, a change up or down by 10% in the value of each currency against the SEK would affect the Group’s operating income for one year by approximately SEK +/-375m, as a static calculation. The model assumes the distribution of earnings and costs effective at year-end 2006 and does not include any dynamic effects, such as changes in competitiveness or consumer behavior arising from such changes in exchange rates.
Exposure from net investments (balance sheet exposure)
     The net of assets and liabilities in foreign subsidiaries constitute a net investment in foreign currency, which generates a translation difference in connection with consolidation. This exposure can have an impact on the Group’s equity, and on the capital structure, and is hedged according to the Financial Policy. The Financial Policy stipulates the extent to which the net investments can be hedged and also sets the benchmark for risk measurement. The benchmark was changed at the end of 2006 and only net investments with an equity capitalization exceeding 60% are hedged unless the exposure is considered too high by the Group. The result of this change is that only a limited number of currencies are hedged on a continuous basis. Group Treasury is allowed to deviate from the benchmark under a given risk mandate. Hedging of the Group’s net investments is implemented within the Parent Company in Sweden.
Commodity-price risks
     Commodity-price risk is the risk that the cost of direct and indirect materials could increase as underlying commodity prices rise in global markets. The Group is exposed to fluctuations in commodity prices through agreements with suppliers, whereby the price is linked to the raw material price on the world market. This exposure can be divided into direct commodity exposure, which refers to pure commodity exposures, and indirect commodity exposures, which is defined as exposure arising from only part of a component. Commodity-price risk is managed through contracts with the suppliers.
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

Credit risk in trade receivables
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

Note 3 Segment information
     The segment reporting is divided into primary and secondary segments, where the five business areas serve as primary segments and geographical areas as secondary segments.
Primary reporting format — Business areas
     The Group has operations in appliances, floor-care products and professional operations in food-service equipment and laundry equipment. The operations are classified in five business segments. Products for the consumer durables market, i.e., appliances and floor-care products are reported in four geographical segments: Europe; North America; Latin America and Asia/Pacific, while professional products are reported separately. Operations within appliances comprise mainly major appliances, i.e., refrigerators, freezers, cookers, dryers, washing machines, dishwashers, room air-conditioners and microwave ovens.
     The Outdoor Products operations of the Group including the business areas Consumer products and Professional products were distributed to the Electrolux shareholders in June 2006, under the name of Husqvarna AB, as explained in Note 29.
     Financial information related to the above business areas is reported below.

	Net sales			Operating income
	2006	2005	2004	2006	2005	2004

Consumer Durables -
Europe	44,233	43,755	42,703	2,678	2,602	3,130
North America	36,171	35,134	30,767	1,462	1,444	1,116
Latin America	7,766	5,819	4,340	339	123	135
Asia/Pacific	8,636	9,276	9,139	163	13	-289
Professional Products	6,941	6,686	6,440	535	463	445

Total	103,747	100,670	93,389	5,177	4,645	4,537

Other	—	31	60	—	—	—
Group common costs	101	—	—	-602	-621	-753
Items affecting comparability	—	—	—	-542	-2,980	-1,960

Total	103,848	100,701	93,449	4,033	1,044	1,824

In the internal management reporting, items affecting comparability is not included in the segments. The table specifies the segments to which they correspond.
Items affecting comparability

	Impairment/
	restructuring			Other			Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004

Consumer Durables -
Europe	-143	-2,523	-437	-173	—	—	-316	-2,523	-437
North America	10	-38	-1,132	61	—	-239	71	-38	-1,371
Latin America	—	—	—	—	—	—	—	—	—
Asia/Pacific	-297	—	-103	—	-419	—	-297	-419	-103
Professional Products	—	—	-49	—	—	—	—	—	-49

Total	-430	-2,561	-1,721	-112	-419	-239	-542	-2,980	-1,960
Inter-segment sales exist only within consumer durables with the following split:

	2006	2005	2004

Europe	1,161	967	1,012
North America	985	825	559
Latin America	38	25	8
Asia/Pacific	71	33	37
Eliminations	-2,255	-1,850	-1,616
The segments are responsible for the management of the operational assets and their performance is measured at the same level, while the financing is managed by Group Treasury at group or country level. Consequently, liquid funds, interest-bearing receivables, interest-bearing liabilities, liability for share redemption and equity are not allocated to the business segments.

	Assets		Equity and liabilities		Net assets
	December 31,		December 31,		December 31,
	2006	2005	2006	2005	2006	2005

Indoor Products
Consumer Durables-
Europe	26,353	24,989	19,278	18,927	7,075	6,062
North America	14,171	16,336	5,984	6,407	8,187	9,929
Latin America	5,562	4,158	1,997	1,853	3,565	2,305
Asia/Pacific	4,667	5,581	1,927	1,965	2,740	3,616
Professional Products	3,672	3,597	2,278	2,307	1,394	1,290

Total Indoor Products	54,425	54,661	31,464	31,459	22,961	23,202

Outdoor Products
Consumer Products	—	9,626	—	3,907	—	5,719
Professional Products	—	6,642	—	2,016	—	4,626

Total Outdoor Products	—	16,268	—	5,923	—	10,345

Other1)	1,956	2,964	3,390	3,497	-1,434	-533
Items affecting Comparability	1,540	2,028	4,927	6,877	-3,387	-4,849

	57,921	75,921	39,781	47,756	18,140	28,165

Liquid funds	7,799	5,940	—	—	—	—
Interest-bearing receivables	329	697	—	—	—	—
Interest-bearing Liabilities	—	—	7,495	8,914	—	—
Share redemption	—	—	5,579	—	—	—
Equity	—	—	13,194	25,888	—	—

Total	66,049	82,558	66,049	82,558	—	—

1)	Includes common Group services.

	Capital expenditure			Cash flow1)
	2006	2005	2004	2006	2005	2004

Consumer Durables -
Europe	1,698	1,872	1,561	1,951	2,058	2,531
North America	922	1,108	1,439	1,850	-453	886
Latin America	170	167	119	-160	179	-391
Asia/Pacific	184	328	319	603	32	-464
Professional Products	151	156	144	347	237	400

Total	3,125	3,631	3,582	4,591	2,053	2,962

Other2)	27	23	23	-1,437	-1,237	203
Items affecting comparability	—	—	—	9	-807	-736
Financial items	—	—	—	-246	-492	-198
Taxes paid	—	—	—	-743	-540	-1,080

Total	3,152	3,654	3,605	2,174	-1,023	1,151

1)	Cash flow from operations and investments.

2)	Includes common Group services.

Secondary reporting format — Geographical areas
     The Group’s business segments operate in four geographical areas of the world: Europe; North America; Latin America; and Asia/Pacific. Net sales by market are presented below and show the Group’s consolidated sales by geographical area, regardless of where the goods were produced.
Net sales, by geographical area

	2006	2005	2004

Europe	49,576	48,996	47,863
North America	36,427	35,163	30,934
Latin America	8,355	6,481	4,739
Asia/Pacific	9,490	10,061	9,913

Total	103,848	100,701	93,449

Assets, by geographical area

	December 31,
	2006	2005

Europe	36,040	40,787
North America	15,779	28,692
Latin America	8,738	6,556
Asia/Pacific	5,492	6,523

Total	66,049	82,558

Capital expenditure, by geographical area

	2006	2005	2004

Europe	1,809	1,979	1,707
North America	626	578	919
Latin America	478	709	658
Asia/Pacific	239	388	321

Total	3,152	3,654	3,605

Note 4 Net sales and operating income
     The Group’s net sales in Sweden amounted to SEK 3,769m (3,529). Exports from Sweden during the year amounted to SEK 4,700m (3,500), of which SEK 4,121m (3,013) was to Group subsidiaries. The vast majority of the Group’s revenues consist of product sales. Revenue from service activities amounted to SEK 1,461m (1,293) for the Group.
     The Group’s operating income includes net exchange-rate differences in the amount of SEK 76m (11). The Group’s Swedish factories accounted for 4.1% (4.1) of the total value of production. Costs for research and development for the Group amounted to SEK 1,393m (1,392) and are included in Cost of goods sold.
     The Group’s depreciation and amortization charge for the year amounted to SEK 2,758m (2,583). Salaries, remunerations and employer contributions amounted to SEK 16,924m (18,387) and expenses for post-employment benefits amounted to SEK 820m (1,054) for the Group.
Note 5 Other operating income

	2006	2005	2004

Gain on sale of:
Tangible fixed assets	167	182	90
Operations and shares	12	46	—
Other	6	2	25

Total	185	230	115

Note 6 Other operating expenses

	2006	2005	2004

Loss on sales of:
Tangible fixed assets	-29	-32	-6
Operations and shares	-4	-25	-42

Total	-33	-57	-48

Note 7 Items affecting comparability

	2006	2005	2004

Restructuring and impairment	-490	-2,594	-1,760
Divestment of Electrolux Financial Corp., USA	61	—	—
Divestment of 50% stake in Nordwaggon AB, Sweden	-173	—	—
Divestment of Indian operation	—	-419	—
Vacuum-cleaner lawsuit in the US	—	—	-239
Unused restructuring provisions reversed	60	33	39

Total	-542	-2,980	-1,960

Classification by function in the income statement

	2006	2005	2004

Cost of goods sold	-430	-2,561	-1,721
Selling expenses	—	—	—
Administrative expenses	—	—	—
Other operating income and other operating expenses	-112	-419	-239

Total	-542	-2,980	-1,960

     Items affecting comparability in 2006 include costs for the closure of the following plants: the compact appliance plant in Torsvik, Sweden, and the washer/dryer and dishwasher plants in Adelaide, Australia. After finalized union negotiations, an additional cost was recognized for the Nuremberg appliance plant in Germany. On June 30, 2006, the customer financing operations in the US was divested to Textron Financial Corporation. On July 17, 2006, the Group divested it’s 50% stake in Nordwaggon AB, Sweden, to Transwaggon AB. In 2006, unused amounts from previous restructuring programs have been reversed.
     Items affecting comparability in 2005 include costs for the closure of the appliance plant in Nuremberg, Germany, and the refrigerator plant in Fuenmayor, Spain. It also contains the downsizing of the refrigerator plants in Florence, Italy, and Mariestad, Sweden. On July 7, 2005, the Group divested its Indian appliance operation, including all three production facilities, to the Indian industrial group Videocon. In 2005, unused amounts from previous restructuring programs have been reversed.
Note 8 Leasing
     At December 31, 2006, the Electrolux Group’s financial leases, recognized as tangible assets, consist of:

	December 31,
	2006	2005

Acquisition costs
Buildings	317	415
Machinery and other equipment	7	6
Closing balance, December 31	324	421
Accumulated depreciation
Buildings	136	136
Machinery and other equipment	2	2

Closing balance, December 31	138	138

Net carrying amount, December 31	186	283

     The future amount of minimum lease payment obligations are distributed as follows:

			Present value of
			future financial
	Operating leases	Financial leases	lease payments

2007	654	8	8
2008-2011	1,201	5	3
2012-	426	—	—

Total	2,281	13	11

     Expenses in 2006 for rental payments (minimum leasing fees) amounted to SEK 724m (937).
Operating leases
     Among the Group’s operating leases there are no material contingent expenses, nor any restrictions.
Financial leases
     Within the Group there are no financial non-cancellable contracts that are being subleased. There are no contingent expenses in the period’s results, nor any restrictions in the contracts related to leasing of facilities. The financial leases of facilities contain purchase options by the end of the contractual time. The present value of the future lease payments is SEK 11m.
Note 9 Financial income and financial expenses

	2006	2005	2004

Financial income
Interest income	534	219	573
Other financial income	4	6	1

Total financial income	538	225	574

Financial expenses
Interest expenses	-788	-794	-889
Exchange-rate differences on other loans and borrowings, net	46	42	65
Other financial expenses	-4	-23	—

Total financial expenses	-746	-775	-824

     The Group’s interest income from others includes income from the Group’s customer financing operations in the amount of SEK 49m (102). Interest expenses to others, for the Group and the Parent Company, include premiums on forward contracts intended as hedges for foreign net investments in the amount of SEK -236m (-311). Interest expenses to others also, for the Group and the Parent Company, also include gains and losses on loans and derivatives of SEK 45m (-17m). The gain in 2006 is mainly explained by an early expiration of a loan.
Note 10 Taxes

	2006	2005	2004

Current taxes	-1,088	-154	-753
Deferred taxes	-89	-482	468
Other	—	—	-5

Total	-1,177	-636	-290

     Current taxes include reduction of costs of SEK 27m (13) related to previous years. Deferred taxes include an effect of SEK -11m (1) due to changes in tax rates.
Theoretical and actual tax rates %

	2006	2005

Theoretical tax rate	33.3	33.5
Losses for which deductions have not been made	8.5	171.6
Utilized tax loss carry-forwards	-2.6	-69.7
Non-taxable income statement items, net	2.8	46.5
Changes in estimates relating to deferred tax	1.7	28.0
Dividend tax	0.3	2.4
Other	-13.2	-71.1

Actual tax rate	30.8	141.2

     The decision to close the Nuremberg factory resulted in a tax loss carry-forward of SEK 1,504m, which was not included in the computation of deferred tax assets in 2005.
     The theoretical tax rate for the Group is calculated on the basis of the weighted total Group net sales per country, multiplied by the local statutory tax rates. There are no major changes in statutory tax rates during 2006.
Changes in deferred tax assets and liabilities
     The table below shows net deferred tax assets and liabilities. Deferred tax assets (+/-) and deferred tax liabilities (+/-) amounts to the net deferred tax assets and liabilities in the balance sheet. Deferred tax income (+/-) and deferred tax costs (+/-) recognized in the income statement, in the equity, discontinued operations and exchange differences are also shown net.
Tax loss carry-forwards
     As of December 31, 2006, the Group had tax loss carry-forwards and other deductible temporary differences of SEK 4,718m (4,854), which have not been included in computation of deferred tax assets. Of those taxes, loss carry-forwards will expire as follows:

December 31,
2006
2007	126
2008	317
2009	266
2010	275
2011	462
And thereafter	313
Without time limit	2,959

Total	4,718

Net deferred tax assets and liabilities

									Total		Net
						Unrea-	Recog-		deferred		deferred
	Excess			Provision		lized	nized		tax		tax
	of	Provision	Provision	for	Obsole-	profit	unused		assets		assets
	deprec-	for	for	restruc-	scence	in	tax		and	Set-off	and
	iation	warranty	pension	turing	allowance	stock	losses	Other	liabilities	tax	liabilities

Recognized in he income statement	-313	196	1,207	105	-291	27	244	178	1,353	—	1,353
Recognized to equity	—	—	—	—	—	—	—	—	—	—	—
Discontinued operations	-330	—	102	—	-78	—	11	175	-120	—	-120
Exchange differences	61	8	98	7	21	6	8	91	300	—	300

Closing balance, December 31, 2005	-582	204	1,407	112	-348	33	263	444	1,533	—	1,533

Recognized in the income statement	-566	180	1,012	135	-264	89	50	363	999	—	999
Recognized to equity	—	—	—	—	—	—	—	—	—	—	—
Discontinued operations	70	—	79	—	-92	—	10	185	252	—	252
Exchange differences	-68	-9	-47	-10	-29	-4	-2	-71	-240	—	-240

Closing balance, December 31, 2006	-564	171	1,044	125	-385	85	58	477	1,011	—	1,011

Shown in the balance sheet, December 31, 2005

Deferred tax assets	422	229	2,080	149	53	95	263	1,411	4,702	-1,752	2,950
Deferred tax liabilities	-1,004	-25	-673	-37	-401	-62	—	-967	-3,169	1,752	-1,417

Shown in the balance sheet, December 31, 2006

Deferred tax assets	404	195	1,132	178	90	91	58	1,062	3,210	-994	2,216
Deferred tax liabilities	-968	-24	-88	-53	-475	-6	—	-585	-2,199	994	-1,205
     Deferred tax assets amounted to SEK 2,216m (2,950), whereof 966m (717) will be recovered within 12 months. Deferred tax liabilities amounted to SEK 1,205m (1,417), whereof 500m (183) will be recovered within 12 months.

Note 11 Goodwill and other intangible assets

	Other intangible assets
					Total other
		Product	Program		intangible
	Goodwill	development	software	Other	assets

Acquisition costs
Opening balance, Jan. 1, 2005	3,335	969	316	1,093	2,378
Acquired during the year	—	—	—	60	60
Development	—	466	87	—	553
Reclassification	—	—	—	—	—
Sold during the year	—	—	—	—	—
Fully amortized	—	-6	-19	-1	-26
Exchange-rate differences	537	91	31	82	204

Closing balance, Dec. 31, 2005	3,872	1,520	415	1,234	3,169

Acquired during the year	—	—	—	42	42
Development	—	439	6	—	445
Reclassification	—	—	—	—	—
Sold during the year	—	—	—	—	—
Discontinued operations	-1,728	-372	-10	-263	-645
Fully amortized	—	-4	—	-12	-16
Exchange-rate differences	-163	-113	-32	-39	-184

Closing balance, Dec. 31, 2006	1,981	1,470	379	962	2,811

Accumulated amortization

Opening balance, Jan. 1, 2005	—	159	39	258	456

Amortization for the year	—	241	63	93	397
Sold and acquired during the year	—	—	—	—	—
Fully amortized	—	-6	-19	-1	-26
Impairment	—	8	22	—	30
Exchange-rate differences	—	15	8	61	84

Closing balance, Dec. 31, 2005	—	417	113	411	941

Amortization for the year	—	263	61	41	365
Sold and acquired during the year	—	—	—	—	—
Discontinued operations	—	-106	-7	-97	-210
Fully amortized	—	-4	—	-12	-16
Impairment	—	1	—	15	16
Exchange-rate differences	—	-29	-16	-20	-65

Closing balance, Dec. 31, 2006	—	542	151	338	1,031

Carrying amount, Dec. 31, 2005	3,872	1,103	302	823	2,228

Carrying amount, Dec. 31, 2006	1,981	928	228	624	1,780

Included in Other are trademarks of SEK 525m (695) and patents, licenses etc. amounting to SEK 99m (128). Amortization of intangible assets are included within Cost of goods sold with SEK 103m, Administrative expenses with SEK 260m and Selling expenses with SEK 2m in the Income statement.

Intangible assets with indefinite useful lives
     Electrolux has assigned indefinite useful life to goodwill with a total carrying amount as per December 31, 2006, of SEK 1,981m and to the right to use the Electrolux trademark in North America, which was acquired in May 2000, with a total carrying amount as per December 31, 2006 of SEK 410m included in Other. The allocation, for impairment testing purposes, on cash-generating units of the significant amounts is shown in the table below. The carrying amounts of goodwill allocated to Consumer Durables in North America, Europe and Asia/Pacific are significant in comparison with the total carrying amount of goodwill.
     All intangible assets with indefinite useful lives are tested for impairment at least once every year and single assets can be tested more often in case there are indications of impairment. The recoverable amounts of the operations have been determined based on value in use calculations.
     Value in use is estimated using the discounted cash-flow model on the strategic plans that are established for each cash-generating unit covering the coming three years. For the impairment tests for 2006, the plans for 2007 to 2009 have been used.
     The strategic plans are built up from the strategic plans of the units within each business sector. The consolidated strategic plans of the business sectors are reviewed by Group Management and consolidated to a total strategic plan for Electrolux that is finally approved by the Electrolux Board of Directors. The preparation of the strategic plans requires a number of key assumptions such as volume, price, product mix, which will create a basis for future growth and gross margin. These figures are set in relation to historic figures and external reports on market growth. The assumed revenue growth is within a range of 2-8%. The gross margins are assumed somewhat higher than reported levels of 2006. The same cash flow as for the third year is used for the fourth year and onwards in perpetuity. The discount rates used are, amongst other things, based on the individual countries’ inflation, interest rates and country risk. The pre-tax discount rates used in 2006 were for the main part within a range of 9-11%. For Latin America, which is included in Other, the average pre-tax discount rate is 25%.
     Management believes that any reasonably possible adverse change in the key assumptions would not reduce the recoverable amount below its carrying amount.

		Electrolux	Weighted discount
	Goodwill	trademark	rate, %

Europe	367	—	9.0
North America	378	410	11.0
Asia/Pacific	1,153	—	11.0
Other	83	—	9.0 - 25.0
Total	1,981	410	9.0 - 25.0

Note 12 Property, plant and equipment

			Machinery		Construction
	Land and		and		in progress
	land		technical	Other	and
	improvements	Buildings	installations	equipment	advances	Total

Acquisition costs

Opening balance, Jan. 1, 2005	1,370	8,408	29,596	2,424	2,189	43,987
Acquired during the year	66	427	1,100	123	3,049	4,765
Corporate acquisitions	—	—	—	—	—	—
Corporate divestments	-14	-117	-352	-35	-4	-522
Transfer of work in progress
and advances	134	887	2,364	-43	-3,342	—
Sales, scrapping. etc.	-103	-399	-1,121	-269	24	-1,868
Exchange-rate differences	120	904	3,409	174	478	5,085

Closing balance, Dec. 31, 2005	1,573	10,110	34,996	2,374	2,394	51,447

Acquired during the year	28	283	1,265	152	1,424	3,152
Corporate acquisitions	—	—	—	—	—	—
Corporate divestments	—	—	—	—	—	—
Transfer of work in progress and advances	9	372	1,291	-28	-1,644	—
Sales, scrapping, etc.	-36	-236	-1,109	-188	-17	-1,586
Discontinued operations	-155	-1,810	-6,527	-324	-583	-9,399
Exchange-rate differences	-75	-657	-2,052	-96	-191	-3,071

Closing balance, Dec. 31, 2006	1,344	8,062	27,864	1,890	1,383	40,543

Accumulated depreciation according to plan

Opening balance, Jan. 1, 2005	166	4,512	21,507	1,769	—	27,954

Depreciation for the year	11	333	2,462	207	—	3,013
Corporate divestments	—	-38	-201	-28	—	-267
Sales, scrapping, etc.	-83	-415	-1,156	-246	—	-1,900
Impairment	258	204	401	—	—	863
Exchange-rate differences	18	484	2,535	125	—	3,162

Closing balance, Dec. 31, 2005	370	5,080	25,548	1,827	—	32,825

Depreciation for the year	9	255	1,931	198	—	2,393
Corporate divestments	—	—	—	—	—	—
Sales, scrapping, etc.	-1	-108	-1,046	-227	—	-1,382
Impairment	—	-1	131	—	—	130
Discontinued operations	-23	-654	-4,629	-247	—	-5,553
Exchange-rate differences	-20	-419	-1,561	-79	—	-2,079

Closing balance, Dec. 31, 2006	335	4,153	20,374	1,472	—	26,334

Carrying amount, Dec. 31, 2005	1,203	5,030	9,448	547	2,394	18,622

Carrying amount, Dec. 31, 2006	1,009	3,909	7,490	418	1,383	14,209

     In 2006, tangible fixed assets in operations within appliances, Asia/Pacific were impaired. Accumulated impairments on buildings and land were at year-end SEK 671m (805) and on machinery and other equipment SEK 1,010m (1,035). The carrying amount for land was SEK 892m (1,028).
     The tax assessment value for Swedish Group companies for buildings was SEK 108m (330), and land SEK 24m (75). The corresponding carrying amounts for buildings were SEK 38m (183), and land SEK 12m (20).

Note 13 Financial assets

	December 31,
	2006	2005

Shares in subsidiaries	—	—
Participations in other companies	—	—
Long-term receivables in subsidiaries	—	—
Long-term holdings in securities classified as:
Available for sales1)	239	237
Financial assets at fair value through profit or loss	162	218
Other receivables	955	1,009
Pension assets2)	336	353

Total	1,692	1,817

1)	Changes in the fair value of financial available-for-sale assets recognized in equity amounts to SEK 30m (24).

2)	Pension assets are related to Sweden and Switzerland.
Note 14 Inventories

	December 31,
	2006	2005

Raw materials	3,416	4,266
Products in progress	268	393
Finished products	8,302	13,880
Advances to suppliers	55	67

Total	12,041	18,606

     The cost of inventories recognized as expense and included in cost of goods sold amounted to SEK 79,664m (77,270) for the Group.
     Provisions for obsolescence are included in the carrying amount of inventory. In 2006 provisions made amounted to SEK 112m and provisions used to SEK 105m. The amounts have been included in cost of goods sold in the income statement.
Note 15 Other current assets

	December 31,
	2006	2005

Interest-bearing receivables	328	697
Miscellaneous short-term receivables	1,731	2,074
Provision for doubtful accounts	-36	-63
Prepaid expenses and accrued income	862	785
Prepaid interest expenses and accrued interest income	363	358

Total	3,248	3,851

     Miscellaneous short-term receivables include VAT and other items.

Note 16 Trade receivables
     At year-end 2006, the Group’s trade receivables, net of provisions for doubtful accounts, amounted to SEK 20,905m (24,269), representing the maximum possible exposure to customer defaults. The fair value of trade receivables equals their carrying amount as the impact of discounting is not significant. The Group’s total provisions for doubtful accounts at year-end was SEK 584m (683). The Group has used provisions for doubtful accounts of SEK 56m (189) during the year. The creation and usage of provisions for doubtful accounts have been included in selling expenses in the income statement. Electrolux has a significant concentration on a number of major customers primarily in the US and Europe. Receivables concentrated to customers with credit limits amounting to SEK 300m (300) or more represent 31.0% (32.4) of the total trade receivables.
Note 17 Financial instruments
     Financial instruments are defined in accordance with IAS 32, Financial Instruments: Disclosure and Presentation. Additional and complementary information is presented in the following notes to the Annual Report: Note 1, Accounting and valuation principles, discloses the accounting and valuation policies adopted. Note 2, Financial risk management, describes the Group’s risk policies in general and regarding the principal financial instruments of Electrolux in more detail. Note 16, Trade receivables, describes the trade receivables and related credit risks.
     The information in this note highlights and describes the principal financial instruments of the Group regarding specific major terms and conditions when applicable, and the exposure to risk and the fair values at year-end.
Net borrowings
     At year-end 2006, the Group’s net borrowings amounted to SEK -304m (2,974). The table below presents how the Group calculates net borrowings and what it consists of. As from 2005, liquid funds also include prepaid interest expenses and accrued interest income and total short-term borrowings include accrued interest expenses and prepaid interest income. In 2006, trade receivables with recourse is included in net borrowings and net liquidity. These changes are due to the Group’s view in classifying assets and liabilities either as net assets related to operations or net borrowings.

	December 31,
	2006	2005

Short-term borrowings	1,616	1,784
Short-term part of long-term borrowings	—	1,291
Fair-value derivative, liabilities	247	384
Accrued interest expenses and prepaid interest income	164	198
Trade receivables with recourse	966	—

Total short-term borrowings	2,993	3,657

Long-term borrowings	4,502	5,257

Total borrowings	7,495	8,914

Cash and cash equivalents	5,475	4,420
Investments with maturities over three months	1,643	623
Fair-value derivative, assets	318	539
Prepaid interest expenses and accrued interest income	363	358

Liquid funds	7,799	5,940

Net borrowings	-304	2,974

Revolving credit facility (EUR 500m)1)	4,526	4,699
1) The revolving credit facility of EUR 500m is not included in net borrowings, but can, however, be used for short-term and long-term funding.

Liquid funds
     Liquid funds as defined by the Group consist of cash on hand, bank deposits, prepaid interest expenses and accrued interest income and other short-term investments, of which the majority has original maturity of three months or less. The table below presents the key data of liquid funds. The carrying amount of liquid funds is approximately equal to fair value.
Liquidity profile (SEKm)

	December 31,
	2006	2005

Investments with maturities over three months	1,643	623
Investments and deposits with maturities up to three months	5,475	4,420
Fair-value derivative assets included in short-term investments	318	539
Prepaid interest expenses and accrued interest income	363	358

Liquid funds	7,799	5,940

% of annualized net sales1)	11.2	7.9

Net liquidity	4,806	2,283

Fixed-interest term, days	39	43
Effective yield, % (average per annum)	3.7	2.4

1)	Liquid funds plus an unused revolving credit facility of EUR 500m divided by annualized net sales.
     For 2006, liquid funds, including an unused revolving credit facility of EUR 500m, amounted to 11.2% (7.9) of annualized net sales. The net liquidity is calculated by deducting short-term borrowings from liquid funds. As from 2005, liquid funds also include prepaid interest expenses and accrued interest income and total short-term borrowings include accrued interest expenses and prepaid interest income when calculating net borrowings and net liquidity.
Interest-bearing liabilities
     At year-end 2006, the Group’s total interest-bearing liabilities amounted to SEK 6,118m (8,332), of which SEK 4,502m (5,257) referred to long-term borrowings. As of December 31, 2006, there were no long-term borrowings with maturities within 12 months, (SEK 1,291m). A significant portion of the outstanding long-term borrowings has been made under the Electrolux global medium term note program. This program allows for borrowings up to EUR 2,000m. As of December 31, 2006, Electrolux utilized approximately EUR 300m (300) of the capacity of the program.
     The majority of total long-term borrowings, SEK 4,008m, are taken up at the parent company level. As from 2005, Electrolux has a negotiated committed credit facility of EUR 500m, which can be used as either a long term or short-term back-up facility. However, Electrolux expects to meet any future requirements for short-term borrowings through bilateral bank facilities and capital-market programs such as commercial-paper programs.
     At year-end 2006, the average interest-fixing period for long-term borrowings was 0.5 years (1.4). The calculation of the average interest-fixing period includes the effect of interest-rate derivatives used to manage the interest-rate risk of the debt portfolio. The average interest-rate at year-end for the total borrowings was 6.0% (5.1).
     The fair-value of the interest-bearing borrowings was SEK 6,288m. The fair value including swap transactions used to manage the interest fixing was approximately SEK 6,210m. The borrowings and the interest-rate swaps are valued marked-to-market in order to calculate the fair-value. When valuating the borrowings, the Electrolux credit rating is taken into consideration.
     The table on the following page sets out the carrying amount of the Group’s borrowings.

Borrowings

					Carrying amount,
		Interest-		Nominal value		Dec. 31
Issue/maturity date	Description of loan	rate, %	Currency	(in currency)	2006	2005

Bond loans fixed rate1)
2005–2010	SEK MTN Program	3.650	SEK	500	493	499
2005–2009	SEK MTN Program	3.400	SEK	500	495	499
2001–2008	Global MTN Program	6.000	EUR	268	2,460	2,617
2001–2008	Global MTN Program	6.000	EUR	32	290	301
1998–2008	SEK MTN Program	4.600	SEK	85	85	85
Bond loans floating rate
1997–2027	Industrial Development Revenue Bonds	Floating	USD	10	—	79

Total bond loans				—	3,823	4,080

Other long-term loans
	Fixed rate loans in Germany	7.800	EUR	44	395	417
1998–2013	Long-term bank loans in Sweden	Floating	SEK	163	—	163
2005–2010	Long-term bank loans in Sweden	Floating	EUR	20	185	192
	Other fixed rate loans			—	—	117
	Other floating rate loans			—	99	288

Total other long-term loans				—	679	1,177

Total long-term loans				—	4,502	5,257
Short-term part of long-term loans2)
2005–2006	SEK MTN Program	1.742	SEK	350	—	350
2005–2006	SEK MTN Program	1.742	SEK	150	—	150
2005–2006	SEK MTN Program	1.908	SEK	400	—	400
2001–2006	Long-term bank loan in Sweden	Floating	USD	46	—	365
	Other long-term loans		—	—	26
Other short-term loans
	Short-term bank loans in Brazil	Floating	BRL	24	77	415
	Short-term bank loans in Brazil	Fixed/Floating	USD	33	230	458
	Short-term bank loan in China	Fixed/Floating	CNY	556	490	344
	Short-term bank loan in Thailand	Fixed/Floating	THB	1,867	356	—
	Bank borrowings and commercial papers			—	463	567

Short-term borrowings				—	1,616	3,075

Total interest bearing liabilities				—	6,118	8,332
Fair value of derivative liabilities				—	247	384
Accrued interest expenses and prepaid interest income				—	164	198

Trade receivables with recorse				—	966	—

Total borrowings				—	7,495	8,914

1)	The interest-rate fixing profile of the borrowings has been adjusted from fixed to floating with interest-rate swaps.

2)	Long-term borrowings with maturities within 12 months are classified as short-term borrowings in the Group’s balance sheet.
     The average maturity of the Group’s long-term borrowings including long-term borrowings with maturities within 12 months was 1.7 years (2.8), at the end of 2006. A net total of SEK 1,469m in borrowings, originating essentially from long-term borrowings, matured, or were amortized. Short-term borrowings pertain primarily to countries with capital restrictions. The table below presents the repayment schedule of long-term borrowings.

Repayment schedule of long-term borrowings, December 31, 2006 (SEKm)

	2007	2008	2009	2010	2011	2012-	Total

Debenture and bond loans	—	2,835	495	493	—	—	3,823
Bank and other loans	—	—	19	234	—	426	679
Short-term part of long-term loans	—	—	—	—	—	—	—

Total	—	2,835	514	727	—	426	4,502

Other interest-bearing investments
     Interest-bearing receivables from customer financing amounting to SEK 180m (625) are included in the item Other receivables in the Group’s balance sheet. The Group’s customer financing activities are performed in order to provide sales support and are directed mainly to independent retailers in Scandinavia after the divestment of the Group’s customer financing operations in the US in June 2006. The majority of the financing is shorter than 12 months. There is no major concentration of credit risk related to customer financing. Collaterals and the right to repossess the inventory also reduce the credit risk in the financing operations. The income from customer financing is subject to interest-rate risk. This risk is immaterial to the Group.
Commercial flows
     The table below shows the forecasted transaction flows, imports and exports, for the 12-month period of 2007 and hedges at year-end 2006.
     The hedged amounts during 2007 are dependent on the hedging policy for each flow considering the existing risk exposure.
     There were no hedges above 12 months at year-end. The effect of hedging on operating income during 2006 amounted to SEK -100m (-304). At year-end 2006, unrealized exchange-rate gains on forward contracts amounted to SEK 23m (22), all of which will mature in 2007.

	GBP	CAD	AUD	DKK	CZK	CHF	BRL	HUF	USD	EUR	Other	Total

Inflow of currency long position	3,510	2,000	1,370	1,030	900	830	460	1,140	1,440	6,160	6,660	25,500
Outflow of currency short position	-50	-520	-350	-70	—	-20	—	-3,390	-5,060	-11,140	-4,900	-25,500

Gross transaction flow	3,460	1,480	1,020	960	900	810	460	-2,250	-3,620	-4,980	1,760	—
Hedge	-2,620	-530	-690	-370	-360	-310	-10	1,250	1,280	2,630	-270	—

Net transaction flow	840	950	330	590	540	500	450	-1,000	-2,340	-2,350	1,490	—

Derivative financial instruments
     The tables below present the fair value and nominal amounts of the Group’s derivative financial instruments for managing of financial risks and proprietary trading.
Derivates at market value

	December 31,		December 31,
	2006		2005
	Assets	Liabilities	Assets	Liabilities

Interest-rate swaps	73	3	118	17
Cash-flow hedges	—	—	—	—
Fair-value hedges	59	—	111	—
Held for trading	14	3	7	17

Cross currency interest-rate swaps	7	4	—	11

Cash-flow hedges	—	—	—	—
Fair-value hedges	—	—	—	—
Held for trading	7	4	—	11

Forward-rate agreements and futures	4	—	1	2

Cash-flow hedges	—	—	—	—
Fair-value hedges	—	—	—	—
Held for trading	4	—	1	2

Forward foreign exchange contracts	234	239	361	297

Cash-flow hedges	154	131	168	144
Net-investment hedges	24	63	171	11
Held for trading	56	45	22	142

Commodity derivatives	—	1	59	57

Cash-flow hedges	—	—	—	—
Fair-value hedges	—	—	—	—
Held for trading	—	1	59	57

Total	318	247	539	384

     Valuation of derivative financial instruments at market value, presented in the table above, is done at the most accurate market prices available. This means that instruments, which are quoted on the market, such as, for instance, the major bond and interest-rate future markets, are all marked-to-market with the current price. The foreign-exchange spot rate is then used to convert the value into Swedish kronor. For instruments where no reliable price is available on the market, cash flows are discounted using the deposit/swap curve of the cash-flow currency. In the event that no proper cash-flow schedule is available, for instance, as in the case with forward-rate agreements, the underlying schedule is used for valuation purposes. To the extent option instruments are used, the valuation is based on the Black & Scholes formula.

Nominal amounts

	December 31,
	2006	2005

Interest-rate swaps
Maturity shorter than 1 year	532	2,459
Maturity 2-5 years	3,113	2,329
Maturity 6-10 years	—	94

Total interest-rate swaps	3,645	4,882

Cross currency interest-rate swaps	78	90
Forward-rate agreements	6,064	19,432
Foreign-exchange derivatives (Forwards and Options)	12,472	17,890
Commodity derivatives	23	—

Total	22,282	42,294

Note 18 Other reserves in equity

	Available for		Currency
	sales		translation	Total Other
	instruments	Hedging reserve	reserve	reserves

Opening balance, Jan. 1, 2005	—	—	-489	-489
Effects of changes in accounting principles	—	7	—	7
Opening balance, Jan. 1, 2005, after adoption of IAS 32 and IAS 39	—	7	-489	-482
Aviable-for-sale instruments
Gain/loss taken to equity	24	—	—	24
Transferred to profit and loss on sale	—	—	—	—
Cash-flow hedges
Gain/loss taken to equity	—	16	—	16
Transferred to profit and loss on sale	—	-7	—	-7
Exchange differences on translation of foreign operations
Equity hedge	—	—	-615	-615
Transferred difference	—	—	2,717	2,717
Net income recognized directly in equity	24	9	2,102	2,135
Closing balance, Dec. 31, 2005	24	16	1,613	1,653
Aviable-for-sale instruments
Gain/loss taken to equity	30	—	—	30
Transferred to profit and loss on sale	—	—	—	—
Cash-flow hedges
Gain/loss taken to equity	—	-34	—	-34
Transferred to profit and loss on sale	—	—	—	—
Exchange differences on translation of foreign operations
Equity hedge	—	—	421	421
Translation difference	—	—	-2,081	-2,081

Net income recognized directly in equity	30	-34	-1,660	-1,664

Closing balance, Dec. 31, 2006	54	-18	-47	-11

Note 19 Assets pledged for liabilities to credit institutions

	December 31,
	2006	2005

Real-estate mortgages	82	107
Other	11	11

Total	93	118

Note 20 Share capital, number of shares and earnings per share

Quota value
(SEK million)
On December 31, 2006, and December 31, 2005, the share capital comprised of:
9,502,275 A-shares, with a quota value of SEK 5	48
299,418,033 B-shares, with a quota value of SEK 5	1,497

Total	1,545

	Owned by	Owned by other
Number of shares	Electrolux	shareholders	Total

Shares, Dec. 31, 2005
A-shares	—	9,502,275	9,502,275
B-shares	15,821,239	283,596,794	299,418,033
Repurchased shares
A-shares	—	—	—
B-shares	19,400,000	-19,400,000	—
Cancelled shares
A-shares	—	—	—
B-shares	—	—	—
Sold shares
A-shares	—	—	—
B-shares	-5,234,483	5,234,483	—
Shares, Dec. 31, 2006
A-shares	—	9,502,275	9,502,275
B-shares	29,986,756	269,431,277	299,418,033
     The share capital of AB Electrolux consists of A-shares and B-shares. An A-share entitles the holder to one vote and a B-share to one-tenth of a vote. All shares entitle the holder to the same proportion of assets and earnings, and carry equal rights in terms of dividends.

			Continuing	Continuing	Discontinued	Discontinued
	Total	Total	operations	operations	operations	operations
	2006	2005	2006	2005	2006	2005

Income for the period	3,847	1,763	2,648	-142	1,199	1,905
Earnings per share
Basic	13.32	6.05	9.17	-0.49	4.15	6.54
Diluted	13.27	6.01	9.14	-0.49	4.13	6.50
Average number of shares
Basic	288.8	291.4	288.8	291.4	288.8	291.4
Diluted	289.8	293.2	289.8	293.2	289.8	293.2

     Basic earnings per share is calculated by dividing the income for the period with the average number of shares. The average number of shares is the weighted average number of shares outstanding during the year, after repurchase of own shares.
     Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The dilution for Electrolux refers to the share-based compensation program. For the share options, a calculation is done to determine the number of shares that could have been acquired at fair value based on the monetary value of the subscription rights attached to outstanding share options.
     As of December 31, 2006, Electrolux had repurchased 19,400,000 (15,821,239) B-shares, with a total par value of SEK 97m (79). The average number of shares during the year has been 288,790,128 (291,377,974) and the average number of shares diluted has been 289,790,196 (293,239,990).
Note 21 Employees and employee benefits
     In 2006, the average number of employees for continuing operations was 55,471 (57,842), of whom 36,041 (37,728) were men and 19,430 (20,114) women. The total average number of employees in 2005 was 69,523 of which 11,681 refer to the discontinued Outdoor Products operations.
     A detailed specification of the average number of employees by country has been submitted to the Swedish Companies Registration Office and is available on request from AB Electrolux, Investor Relations and Financial Information. See also Electrolux website www.electrolux.com/ir, Company overview.
Average number of employees for continuing operations, by geographical area

	2006	2005	2004

Europe	28,695	29,223	30,395
North America	12,373	14,984	15,694
Rest of world	14,403	13,635	14,636

Total	55,471	57,842	60,725

Salaries, other remuneration and employer contributions for continuing operations

	2006		2005		2004
			Salaries
			and	Employer		Employer
	Salaries and	Employer	remunera-	contribu-	Salaries and	contribu-
	remuneration	contributions	tion	tions	remunera-tion	tions

Total	12,849	4,075	13,987	4,401	13,961	4,654

(whereof pension costs)		(820)		(1,054)		(806)

Salaries and remuneration for continuing operations by geographical area for Board members, senior managers and other employees

	2006			2005
	Board			Board
	members			members
	and senior	Other		and senior	Other
	managers	employees	Total	managers	employees	Total

Sweden
Parent Company	46	925	971	39	943	982
Other	4	171	175	7	155	162

Total Sweden	50	1,096	1,146	46	1,098	1,144

EU, excluding Sweden	91	6,093	6,184	88	6,413	6,501
Rest of Europe	19	614	633	10	704	714
North America	17	3,404	3,421	18	3,894	3,912
Latin America	29	634	663	25	409	434
Asia	30	304	334	15	314	329
Pacific	2	445	447	2	920	922
Africa	—	21	21	—	31	31

Total outside Sweden	188	11,515	11,703	158	12,685	12,843

Group total	238	12,611	12,849	204	13,783	13,987

Of the Board members and senior managers in the Group, 176 were men and 23 women.
Employee absence due to illness for continuing operations

	2006	2005
	All employees in	All employees in
	Sweden	Sweden

Total absence due to illness, as a percentage of total normal working hours	7.1	7.2
of which 60 days or more	68.4	62.7
Absence due to illness, by category1)
Women	10.9	9.7
Men	5.3	5.6
29 years or younger	4.6	4.8
30-49 years	7.9	7.7
50 years or older	7.1	7.6

1)	% of total normal working hours within each category, respectively.
     In accordance with the regulations in the Swedish Annual Accounts Act, in effect as of July 1, 2003, absence due to illness for employees in the Group is reported in the table above.
Post-employment benefits
     The Group sponsors pension plans in many of the countries in which it has significant activities. Pension plans can be defined contribution or defined benefit plans or a combination of both. Under defined benefit pension plans, the company enters into a commitment to provide post-employment benefits based upon one or several parameters for which the outcome is not known at present. For example, benefits can be based on final salary, on career average salary or on a fixed amount of money per year of employment. Under defined contribution plans, the company’s commitment is to make periodic payments to independent authorities or investment plans and the level of benefits depends on the actual return on those investments. Some plans combine the promise to make periodic payments with a promise of a guaranteed minimum return on the investments. These plans are also defined benefit plans.

     In some countries, the companies make provisions for compulsory severance payments. These provisions cover the Group’s commitment to pay employees a lump sum upon reaching retirement age, or upon the employees’ dismissal or resignation. These plans are listed as Other post-employment benefits.
     In addition to providing pension benefits and compulsory severance payments, the Group provides healthcare benefits, for some of its employees in certain countries mainly in the US.
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
     Below are set out schedules which show the obligations of the plans in the Electrolux Group, the assumptions used to determine these obligations and the assets relating to the benefit plans, as well as the amounts recognized in the income statement and balance sheet. The schedules also include a reconciliation of changes in net provisions during the year, a reconciliation of changes in the present value of the obligation during the year and a reconciliation of the changes in the fair value of plan assets. The Group’s policy for recognizing actuarial gains and losses is to recognize in the profit and loss that portion of the cumulative unrecognized gains or losses in each plan that exceeds 10% of the greater of the defined benefit obligation and the plan assets. This portion of gains or losses in each plan is recognized over the expected average remaining working lifetime of the employees participating in the plans.
     The provisions for post-employment benefits amounted to SEK 6,250m (7,873). The major changes were that the present value of the obligation for funded and unfunded plans decreased with SEK 4,850m whereof discontinued operations amounted to SEK 1,933m, that the plan assets decreased with SEK 1,592m whereof discontinued operations amounted to SEK 1,296m, and that the unrecognized actuarial losses in the plans for post-employment benefits decreased with SEK 1,628m to SEK 1,605m (3,233), whereof discontinued operations amounted to SEK 339m. The decrease in unrecognized actuarial losses is mainly due to higher discount rates which decrease the present value of the future obligations with SEK 786m. This is further enhanced by unrecognized actuarial gains on plan assets with SEK 121m, being the difference between actual return on plan assets SEK 949m and the expected return on plan assets of SEK 828m.

Amounts recognized in the balance sheet

	December 31,				December 31,
	2006				2005
			Other post-				Other post-
	Pension	Healthcare	employment		Pension	Healthcare	employment
	benefits	benefits	benefits	Total	benefit	benefits	benefits	Total

Present value of funded obligations	14,960	3	—	14,963	18,535	54	—	18,589
Fair value of plan assets	-14,007	-3	—	-14,010	-15,548	-54	—	-15,602

	953	—	—	953	2,987	—	—	2,987

Present value of unfunded obligations	3,225	2,661	1,034	6,920	3,651	3,415	1,078	8,144
Unrecognized actuarial gains (losses)	-1,248	-169	-188	-1,605	-2,821	-307	-105	-3,233
Unrecognized past-service cost	-56	56	-18	-18	—	—	-25	-25

Net provisions for post-employment benefits	2,874	2,548	828	6,250	3,817	3,108	948	7,873

Whereof reported as
Prepaid pension cost in financial assets	336	—	—	336	353	—	—	353
Provisions for post-employment benefits	3,210	2,548	828	6,586	4,170	3,108	948	8,226
Reconcilation of changes in net provisions for post-employment benefits

			Other post-
	Pension	Healthcare	employment
	benefits	benefits	benefits	Total

Net provision for post-employment benefits, Jan. 1, 20051)	4,219	2,458	926	7,603

Expenses for defined post-employment benefits	597	190	142	929
Contributions by employer	-1,307	-45	-162	-1,514
Exchange differences	308	505	42	855

Net provision for post-employment benefits, Dec. 31, 20051)	3,817	3,108	948	7,873

Expenses for defined post employment benefits	423	26	170	619
Contributions by employer	-979	-167	-219	-1,365
Discontinued operations	-245	-23	-39	-307
Exchange differences	-142	-396	-32	-570

Net provision for post employment benefits, December 31, 2006	2,874	2,548	828	6,250

1)	Including the Outdoor operations.

Amounts recognized in the income statement for continuing operations

	2006				2005				2004
			Other				Other
			post-				post-
		Health-	employ-			Health-	employ-
	Pension	care	ment		Pension	care	ment
	benefits	benefits	benefits	Total	benefits	benefits	benefits	Total	Total

Current service cost	324	1	98	423	331	14	91	436	382
Interest cost	814	151	39	1,004	968	174	44	1,186	1,037
Expected return on plan assets	-828	—	—	-828	-774	—	—	-774	-783
Amortization of actuarial losses (gains)	326	—	—	326	66	—	—	66	—
Amortization of past-service cost	-174	-62	33	-203	—	—	2	2	13
Losses (gains) on curtailments and settlements	-39	-64	—	-103	—	—	—	—	-5
Effect of limit on assets	—	—	—	—	-49	—	—	-49	7

Total expenses for defined post- employment benefits	423	26	170	619	542	188	137	867	651

Expenses for defined contribution plans				201				187	155

Total expenses for post-employment benefits				820				1,054	806

Actual return on plan assets				-949				-1,287	-845
     For the Group, total expenses for pensions, healthcare and other post-employment benefits has been recognized as operating expenses and classified as cost of goods sold, selling expenses or administrative expenses depending on the function of the employee.
Reconcilation of change in the present value of the defined benefit obligation for funded and unfunded obligations

	2006				2005
			Other				Other
			post-				post-
		Health-	employ-			Health-	employ-
	Pension	care	ment		Pension	care	ment
	benefits	benefits	benefits	Total	benefits	benefits	benefits	Total

Opening balance, Jan. 1	22,186	3,469	1,078	26,733	17,638	2,948	984	21,570

Current service cost	324	1	98	423	375	15	95	485
Interest cost	814	151	39	1,004	1,043	175	46	1,264
Contributions by plan participants	50	36	—	86	61	6	—	67
Actuarial losses (gains)	-724	-161	99	-786	2,094	-63	72	2,103
Past-service cost	-174	-62	33	-203	—	—	—	—
Curtailments	-47	—	—	-47	—	—	-2	-2
Liabilities extinguished on settlements	—	—	—	—	-1	—	—	-1
Liabilities adhering to discontinued operations	-1,800	-78	-55	-1,933	—	—	—	—
Exchange differences on foreign plans	-1,418	-441	-39	-1,898	1,961	629	45	2,635
Benefits paid	-1,026	-251	-219	-1,496	-985	-241	-162	-1,388

Closing balance, Dec. 31	18,185	2,664	1,034	21,883	22,186	3,469	1,078	26,733

Reconcilation of change in the fair value of plan assets

	2006				2005
			Other				Other
			post-				post-
		Health-	employ-			Health-	employ-
	Pension	care	ment		Pension	care	ment
	benefits	benefits	benefits	Total	benefits	benefits	benefits	Total

Opening balance, January 1	15,548	54	—	15,602	12,234	180	—	12,414

Expected return on plan assets	828	—	—	828	840	6	—	846
Actuarial gains (losses)	120	1	—	121	575	-2	—	573
Contributions by employer	979	167	219	1,365	1,307	45	162	1,514
Contributions by plan participants	50	36	—	86	61	6	—	67
Discontinued operations	-1,296	—	—	-1,296	—	—	—	—
Exchange differences on foreign plans	-1,196	-4	—	-1,200	1,516	60	—	1,576
Benefits paid	-1,026	-251	-219	-1,496	-985	-241	-162	-1,388

Closing balance, December 31	14,007	3	—	14,010	15,548	54	—	15,602

     The pension plan assets include ordinary shares issued by AB Electrolux with a fair value of SEK 41m (62). In 2007, the Group expects to pay the total of SEK 1,068m in contributions by employer and benefits paid directly by the company. In 2006, this amounted to SEK 1,365m of which SEK 922m were contributions to the Group’s pension funds.
Major categories of plan assets as a percentage of the total plan assets

	December 31,
%	2006	2005

European equities	11	11
North American equities	24	28
Other equities	8	6
European bonds	25	26
North American bonds	20	19
Alternative investments1)	7	5
Property	3	2
Cash and cash equivalents	2	3

Total	100	100

1) Includes hedge funds and infrastructure investments.
Principal actuarial assumptions at the balance sheet date expressed as a weighted average

	December 31,
%	2006	2005

Discount rate	4.9	4.6
Expected long-term return on assets	6.3	6.4
Expected salary increases	3.7	3.6
Annual increase of healthcare costs	10.0	10.0

•	When determining the discount rate, the Group uses AA rated corporate bonds indexes which match the duration of the pension obligations. If no corporate bond is available, government bonds are used to determine the discount rate.

•	Expected long-term return on assets is calculated by assuming that fixed income holdings are expected to have the same return as 10 year government bonds. Equity holdings are assumed to return an equity-risk premium of 5% over 10 year government bonds. Hedge funds are assumed to return 4% over 3 month treasury bills annually. Other alternative asset classes such as infrastructure or real estate are expected to return what could be considered reasonable given historical performance and current market conditions. The benchmark allocation for the assets is used when calculating the expected return, as this represents the long-term actual allocation.

•	Expected salary increases are based on local conditions in each country.

•	Assumed healthcare costs trend rate has a significant effect on the amounts recognized in the profit or loss. A one percentage point change in the assumed medical cost trend rate would have the following effects:
Healthcare benefits — sensitivity analysis

	2006		2005
	One	One	One	One
	percentage	percentage	percentage	percentage
	point increase	point decrease	point increase	point decrease

Effect on the aggregate of the service cost and the interest cost	15	-13	22	-18
Effect on defined benefit obligation	384	-102	355	-302
Amounts for the annual periods 2005-2006

	December 31,
	2006	2005

Defined benefit obligation	-21,883	-26,733
Plan assets	14,010	15,602
Surplus/deficit	-7,873	-11,131
Experience adjustments on plan liabilities	221	-152
Experience adjustments on plan assets	121	513
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
2000 option program
     In 1998, a stock option plan for employee stock options was introduced for approximately 100 senior managers. Options were allotted on the basis of value created according to the Group’s model for value creation. If no value was created, no options were issued. The options can be used to purchase Electrolux B-shares at a strike price that is 15% higher than the average closing price of the Electrolux B-shares on the Stockholm Stock Exchange during a limited period prior to allotment. The options were granted free of consideration. The annual program in 2000 was based on this plan.
     The 2000 program had a vesting period of one year. If a program participant left his or her employment with the Electrolux Group prior to the vesting time, all options were forfeited. Options which are vested at the time of termination may be exercised, under the general rule of the plans, within three months there after. The 2000 program expired on February 26, 2006.

2001, 2002 and 2003 option programs
     In 2001, a new stock option plan for employee stock options was introduced for less than 200 senior managers. The options can be used to purchase Electrolux B-shares at an exercise price that is 10% above the average closing price of the Electrolux B-shares on the Stockholm Stock Exchange during a limited period prior to allotment. The options were granted free of consideration. Annual programs based on this plan were also launched in 2002 and 2003.
     Each of the 2001-2003 programs has had a vesting period of three years, where one third of the options are vested each year. If a program participant leaves his employment with the Electrolux Group, options may, under the general rule, be exercised within a twelve months’ period thereafter. However, if the termination is due to, among other things, the ordinary retirement of the employee or the divestiture of the participant’s employing company, the employee will have the opportunity to exercise such options for the remaining duration of the plan.
Option programs 2000-2003

		Total
		number		Fair value
		of options	Number of	of options			Vesting
		at grant	options per	at grant	Exercise price	Expiration	period,
Program	Grant date	date	lot 1) 3)	date	SEK4)	date	year

2000	Feb. 26, 2001	595,800	6,500	35	167.40	Feb. 26, 2006	1
2001	May 10, 2001	2,460,000	15,000	39	96.10 (174.30)	May 10, 2008	3	2)
2002	May 6, 2002	2,865,000	15,000	48	103.70 (188.10)	May 6, 2009	3	2)
2003	May 8, 2003	2,745,000	15,000	27	89 (161.50)	May 8, 2010	3	2)

1)	In 2000-2003, the President and CEO was granted 4 lots, Group Management members 2 lots and all other senior managers 1 lot.

2)	For the 2001-2003 option programs, one third vests after 12 months, one third after 24 months and the final one third after 36 months.

3)	Re-calculation of the stock option programs, in accordance with the stock option plan document due to the spin-off of Husqvarna. Each stock option entitles the option holder to purchase 1.85 shares.

4)	Exercise prices for stock option programs 2001-2003 were re-calculated due to the spin-off of Husqvarna. Pre spin-off exercise prices are presented in parentheses.
Change in number of options per program

Number of options 2005							Number of options 2006
	Jan. 1,			Dec. 31,						Dec. 31,
Program	2005	Exercised	Forfeited 1)	2005	Exercised 2)		Forfeited 1)	Expired		2006

2000	426,800	290,300	52,000	84,500	84,500		—	—		—
2001	2,215,000	668,750	110,000	1,436,250	1,223,603	3)	—	—		212,647
2002	2,670,000	263,137	210,000	2,196,863	1,557,059	3)	15,000	—		624,804
2003	2,670,000	527,971	160,000	1,982,029	1,372,828	3)	55,000	150,000	3)	404,201

1)	Options expire when they are not exercised post vesting period, e.g., due to expiration at the end of the term of the options or earlier, because of termination of employment after vesting. Forfeiture is when the employees fail to satisfy the vesting condition, e.g., termination of employment before vesting period. Forfeiture is governed by the provisions of the option plan.

2)	The weighted average share price for exercised options is SEK 178.

3)	All Husqvarna stock option participants exercised their vested stock options before the spin-off was completed. Their rights to the unvested portion of the 2003 stock option program were voluntary waived in exchange for which the intrinsic value for those stock options was received. This corresponds to now expired 150,000 stock options. The total payment for releasing Husqvarna participants from the option program was SEK 13.5m, excluding cost for social security, whereof SEK 4.6 m was charged to the income statement.

Performance share program 2004, 2005 and 2006
     The Annual General Meeting in 2006 approved an annual long-term incentive program. This program was first introduced after the Annual General Meeting in 2004.
     The program is based on value creation targets for the Group that is established by the Board of Directors, and involves an allocation of shares if these targets are achieved or exceeded after a three-year period. The program comprises B-shares.
     The program is in line with the Group’s principles for remuneration based on performance, and is an integral part of the total compensation for Group Management and other senior managers. Electrolux shareholders benefit from this program since it facilitates recruitment and retention of competent executives and aligns management interest with shareholder interest.
     Allocation of shares under the program is determined on the basis of three levels of value creation, calculated according to the Group’s previously adopted definition of this concept. The three levels are Entry, Target, and Stretch. Entry is the minimum level that must be reached to enable allocation. Stretch, is the maximum level for allocation and may not be exceeded regardless of the value created during the period. The number of shares allocated at Stretch, is 50% greater than at Target. The shares will be allocated after the three-year period free of charge. Participants are permitted to sell the allocated shares to cover personal income tax, but the remaining shares must be held for another two years.
     If a participant’s employment is terminated during the performance period, the right to be received shares will be forfeited in full. In the event of death, divestiture or leave of absence for more than six months, this will result in a reduced award for the affected participant.
     The program covers almost 160 senior managers and key employees in more than 20 countries. Participants in the program comprise five groups, i.e., the President, other members of Group Management, and three groups of other senior managers.
Number of shares distributed per individual performance target

	2006	2005	2004	2006	2005	2004
	Target number	Target number	Target number	Target value,	Target value,	Target value,
	of B-shares 1)	of B-shares 1)	of B-shares 1)	SEK 2)	SEK 3)	SEK 4)

President and CEO	24,057	32,820	32,993	2,400,000	2,400,000	2,400,000
Other members of Group Management	12,030	16,410	16,497	1,200,000	1,200,000	1,200,000
Other senior managers, cat. C	9,021	12,308	12,374	900,000	900,000	900,000
Other senior managers, cat. B	6,015	8,205	8,249	600,000	600,000	600,000
Other senior managers, cat. A	4,511	6,154	6,187	450,000	450,000	450,000

1)	Each target value is subsequently converted into a number of shares. The number of shares is based on a share price of SEK 131.67 for 2004, SEK 132.36 for 2005 and SEK 180,58 for 2006, calculated as the average closing price of the Electrolux B-share on the Stockholm Stock Exchange during a period of ten trading days before the day participants were invited to participate in the program, adjusted for net present value of dividends for the period until shares are allocated. The weighted average fair value of shares for the 2004, 2005 and 2006 programs is SEK 145,00. The target number of B-shares have been adjusted with a multiplier of 1.81 after a re-calculation of the performance share programs in accordance with the plan document due to the spin-off of Husqvarna.

2)	Total target value for all participants at grant is SEK 96m.

3)	Total target value for all participants at grant is SEK 114m, where value to Husqvarna participants is SEK 17m.

4)	Total target value for all participants at grant is SEK 111m, where value to Husqvarna participants is SEK 15m.
     If the target level is attained, the total cost for the 2006 performance share program over a three-year period is estimated at SEK 120m, including costs for employer contributions and the financing cost for the repurchased shares. If the maximum level Stretch, is attained, the cost is estimated at a maximum of SEK 180m. If the entry level for the program is not reached, the minimum cost will amount to SEK 11m, i.e., the financing cost for the repurchased shares. The distribution of shares under this program will result in an estimated maximum increase of 0.58% in the number of outstanding shares.

Accounting principles
     According to the transition rules stated in IFRS 2, Share-based compensation, Electrolux applies IFRS 2 for the accounting of share-based compensation programs granted after November 7, 2002, and that had not vested on January 1, 2005. The information below refers therefore to two thirds of the 2003 option program and the share programs granted in 2004, 2005 and 2006.
     The Group accounts for the employer contributions that are expected to be paid when the options are exercised or the shares distributed. The total cost charged to the income statement for 2006 amounted to SEK 142m (126), whereof 68m (47) refers to employer contribution. The cost for employer contribution according to IFRS 2 is based on time value of the instrument. The total provision for employer contribution in the balance sheet amounted to 87m (66). The cost charged to the income statement for discontinued operations amounted to 3m (13m).
Repurchased shares for the LTI programs
     The company uses repurchased Electrolux B-shares to meet the company’s obligations under the stock option and share programs. The shares will be sold to option holders who wish to exercise their rights under the option agreement(s) and if performance targets are met, will be distributed to share-program participants. Electrolux intends to sell additional shares on the market in connection with the exercise of options or distribution of shares under the share program in order to cover the payment of employer contributions.
Delivery of performance shares to the Husqvarna participants
     At the Electrolux Annual General Meering 2006, the shareholders decided to follow the proposal from the Board of Directors to do a pro rated allotment of the 2004 and 2005 performance share program to the Husqvarna participants. The intention was to completely separate the two companies from each other at spin-off. The allotment was pro rated for two years for the 2004 program and one year for the 2005 program and the performance was calculated slightly below target performance for the 2004 program and somewhat above target performance for the 2005 program. The allotment was financed with repurchased shares.
Note 22 Other provisions

		Warranty
	Provisions for	commit-
	restructuring	ments	Claims	Other	Total

Opening balance, Jan. 1, 2005	1,107	1,550	932	1,319	4,908
Provisions made	1,861	1,296	11	940	4,108
Provisions used	-491	-1,153	-104	-375	-2,123
Unused amounts reversed	-27	-33	—	-123	-183
Exchange-rate differences	137	172	148	216	673

Closing balance, Dec. 31, 2005	2,587	1,832	987	1,977	7,383

Current provisions	1,342	1,000	36	628	3,006
Non-current provisions	1,245	832	951	1,349	4,377
Provisions made	457	1,029	53	714	2,253
Provisions used	-1,237	-1,004	-36	-606	-2,883
Discontinued operations	-31	-152	—	-108	-291
Unused amounts reversed	-109	7	—	-25	-127
Exchange-rate differences	-106	-127	-110	-102	-445

Closing balance, Dec. 31, 2006	1,561	1,585	894	1,850	5,890

Current provisions	797	617	85	133	1,632
Non-current provisions	764	968	809	1,717	4,258
     Provisions for restructuring represent the expected costs to be incurred as a consequence of the Group’s decision to close some factories, rationalize production and reduce personnel, both for newly acquired and previously owned companies. The provisions for restructuring are only recognized when Electrolux has both a detailed formal plan for restructuring and has made an announcement of the plan to those affected by it at the balance sheet date. The amounts are based on management’s best estimates and are adjusted when changes to these estimates are known. The major part of the restructuring provisions as per December 31, 2006 will be used during 2007 and 2008. Provisions for warranty commitments are recognized as a consequence of the Group’s policy to cover the cost of repair of defective products. Warranty is normally granted for one to two years after the sale. Provision for claims refer to the Group’s captive insurance companies. Other provisions include mainly provisions for tax, environmental or other liabilities, none of which is material to the Group.
Note 23 Other liabilities

	December 31,
	2006	2005

Accrued holiday pay	861	1,270
Other accrued payroll costs	1,129	1,429
Accrued interest expenses	164	199
Prepaid income	166	489
Other accrued expenses	4,726	5,360
Other operating liabilities	2,247	2,259

Total	9,293	11,006

     Other accrued expenses include accruals for fees, advertising and sales promotion, bonuses, extended warranty, and other items.
Note 24 Contingent liabilities

	December 31,
	2006	2005

Trade receivables, with recourse	—	749
Guarantees and other commitments	1,022	553

Total	1,022	1,302

     As from 2006, trade receivables with recourse are recognized in the balance sheet.
     The main part of the total amount of guarantees and other commitments on behalf of external counterparties is related to US sales to dealers financed through external finance companies with a regulated buy-back obligation of the products in case of dealer’s bankruptcy. The major part of the increase is related to the divestment of the Group’s US based customer financing operation that continues to be used as one of the Group’s dealer financing partners.
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
     As of December 31, 2006, the Group had a total of 1,688 (1,082) cases pending, representing approximately 7,700 (approximately 8,400) plaintiffs. During 2006, 986 new cases with approximately 1,300 plaintiffs were filed and 380 pending cases with approximately 2,000 plaintiffs were resolved. Approximately 5,650 of the plaintiffs relate to cases pending in the state of Mississippi.
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
Major agreement with Husqvarna after the spin-off
     In June 2006, Electrolux effectuated the spin-off of the Group’s Outdoor Products operations, “Outdoor Products”, by way of a dividend of all shares in Husqvarna AB, being the parent of the Outdoor Products group, to the shareholders of Electrolux. In order to govern the creation of Outdoor Products operations as a separate legal entity, as well as govern the relationship in certain aspects between Electrolux and Outdoor Products operations following the separation, Electrolux and Husqvarna AB and some of their respective subsidiaries have entered into a Master Separation Agreement and related agreements, the “Separation Agreements”.
     Under the Separation Agreements, Electrolux has retained certain potential liabilities with respect to the spin-off and Outdoor Products. These potential liabilities include certain liabilities of the Outdoor Products operations which cannot be transferred or which have been considered too difficult to transfer. Losses pursuant to these liabilities are reimbursable pursuant to indemnity undertakings from Husqvarna. In the event that Husqvarna is unable to meet its indemnity obligations should they arise, Electrolux would not be reimbursed for the related loss and this could have a material adverse effect on Electroluxs results of operations and financial condition.
Tax effects of the distribution
     Electrolux has received a private letter ruling from the US Internal Revenue Service (IRS) with regard to the distribution of the shares in Husqvarna and the US corporate restructurings that preceded the distribution. The ruling confirms that these transactions will not entail any US tax consequences for Electrolux, its US subsidiaries or US shareholders of Electrolux. In the event that any facts and circumstances upon which the IRS private ruling has been based is found to be incorrect or incomplete in a material respect or if the facts at the time of separation were, or at any relevant point in time are, materially different from the facts upon which the ruling was based, Electrolux could not rely on the ruling. Additionally, future events that may or may not be within the control of Electrolux or Husqvarna, including purchases by third parties of Husqvarna stock or Electrolux stock, could cause the distribution of Husqvarna stock and the US corporate restructurings that preceded the distribution not to qualify as tax-free to Electrolux and/or US holders of Electrolux stock. An example of such event is if one or more persons were to acquire a 50% or greater interest in Husqvarna stock or Electrolux stock.
     Electrolux has — as one of the Separation Agreements — concluded a Tax Sharing and Indemnity Agreement with Husqvarna. Pursuant to the tax sharing agreement, Husqvarna and two of its US subsidiaries have undertaken to indemnify Electrolux and its group companies for US tax cost liabilities in certain circumstances. If the distribution of the shares in Husqvarna or the US corporate restructurings that preceded the distribution would entail US tax cost liabilities, and Husqvarna would not be obliged to indemnify such liabilities or would not be able to meet its indemnity undertakings, this could have a material adverse effect on Electrolux results of operations and financial condition.

Note 25 Acquired and divested operations

	Divestments
	2006	2005	2004

Fixed assets	-20	-132	—
Inventories	—	-173	—
Receivables	-796	-74	—
Other current assets	-432	-23	—
Liquid funds	—	-30	—
Loans	—	259	—
Other liabilities and provisions	72	190	—

Net assets	-1,176	17	—

Purchase price	1,064	-599	—
Net borrowings in acquired/divested operations	—	229	—

Effect on Group cash and cash equivalents	1,064	-370	—

     In 2006, the assets and liabilities of Electrolux Financial Corporation in the US were divested. Also the Group’s participation in the associated company Nordwaggon has been sold. The capital loss of the divested operations is SEK 112m. In the previous year, all activity in India was divested with a capital loss of SEK -419m.
Note 26 Remuneration to the Board of Directors, the President and other members of Group Management
The amount disclosed in this note have not been adjusted for the distribution of the Outdoor Products operations.
Compensation to the Board of Directors
     The Annual General Meeting (AGM) determines the total compensation to the Board of Directors for a period of one year until the next AGM. The compensation is distributed between the Chairman, Deputy Chairman, other Board Members and remuneration for committee work. The Board decides the distribution of the committee fee between the committee members. Compensation is paid out in advance each quarter in accordance with a new payment model. Compensation paid in 2006 refers to 2/4 of the compensation authorized by the AGM in 2005, and 2/4 of the compensation authorized by the AGM in 2006. Total compensation paid in 2006 amounted to SEK 5,450,000, of which SEK 4,837,500 referred to ordinary compensation and SEK 612,500 to committee work. For distribution of compensation by Board member, see table below.

Compensation to the Board members 2006 (‘000 SEK)

	Ordinary	Compensation for
	compensation	committee work	Total compensation

Michael Treschow, Chairman	1,725	117	1,842
Peggy Bruzelius, Deputy Chairman	575	204	779
Barbara Milian Thoralfsson	503	88	591
Aina Nilsson Ström (up to the AGM)	175	25	200
Karel Vuursteen (up to the AGM)	175	25	200
Caroline Sundewall	503	88	591
Marcus Wallenberg	503	33	536
Louis R. Hughes	503	33	536
Tom Johnstone (up to the AGM)	175	—	175
Hans Stråberg	—	—	—
Ulf Carlsson	—	—	—
Gunilla Brandt	—	—	—
Ola Bertilsson	—	—	—

Total	4,837	613	5,450

Remuneration Committee
     The working procedures of the Board of Directors stipulate that remuneration to Group Management be proposed by a Remuneration Committee. The Committee comprises the Chairman of the Board and two additional Directors. During 2006, the Committee members were Michael Treschow, Chairman, Aina Nilsson Ström and Karel Vuursteen up to the AGM and Michael Treschow, Marcus Wallenberg and Louis R. Hughes after the AGM.
     The Remuneration Committee establishes principles for remuneration for the President and the other members of Group Management, subject to subsequent approval by the annual general meeting. Proposals submitted by the Remuneration Committee to the Board of Directors include targets for variable compensation, the relationship between fixed and variable salary, changes in fixed or variable salary, criteria for assessment of long-term variable salary, pensions and other benefits.
     A minimum of two meetings is convened each year and additional meetings are held when needed. Eight meetings were held during 2006.
General guidelines for compensation within Electrolux
     The Annual General Meeting in 2006 approved the proposed Remuneration Principles. These principles and the compensation to Group Management during 2006, are described below.
     The overall principles for compensation within Electrolux are tied strongly to the position held, individual as well as team performance, and competitive compensation in the country of employment.
     The overall compensation package for higher-level management comprises fixed salary, variable salary, based on short-term and long-term performance targets and benefits such as pensions and insurance.
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

     In 2004, Electrolux introduced a new long-term performance share program that replaced the option program for less than 200 senior managers of the Group. The performance share program is linked to targets for the Group’s value creation over a three-year period.
     The vesting and exercise rights of the option programs launched up till 2003 will continue as scheduled.
Terms of employment for the President and CEO
     The compensation package for the President comprises fixed salary, variable salary based on annual targets, a long-term performance share program and other benefits such as pensions and insurance.
     Base salary is revised annually per January 1. The annualized base salary for 2006, was
     SEK 8,300,000 (7,850,000), corresponding to an increase of 5.73% in 2006. Salary increased with 3.3% in 2005.
     The variable salary is based on an annual target for value created within the Group. The variable salary is 70% of the annual base salary at target level, and capped at 110%. Variable salary earned in 2006 was SEK 5,303,490 (6,594,381).
     The President participates in the Group’s long-term performance programs, that comprise the new performance share program introduced in 2004, as well as previous option programs. For more information on these programs, see Note 21.
     The notice period for the company is 12 months, and for the President six months. There is no agreement for special severance compensation. The President is not eligible for fringe benefits such as a company car or housing.
Pensions for the President and CEO
     The President is covered by the Group’s pension policy. Retirement age for the President is 60.
     The President is covered by an alternative ITP plan that is a defined contribution plan in which the contribution increases with age. In addition, he is covered by two supplementary defined contribution plans. Pensionable salary is calculated as the current fixed salary including vacation pay plus the average actual variable salary for the last three years. The pension costs in 2006 amount to SEK 4,989,958 (5,000,801). The cost amounts to 41.1% of pensionable salary.
     The retirement benefit in the supplementary plans is payable for life or a shorter period of not less than five years. The President determines the payment period at the time of retirement.
     The company will finalize outstanding payments to the alternative ITP plan and one of the supplementary plans, provided that the President retains his position until age 60.
     In addition to the retirement contribution, Electrolux provides disability benefits equal to 70% of pensionable salary, including credit for other disability benefits, plus survivor benefits. The survivor benefits equal the accumulated capital for old age or are not less than 250 (250) Swedish income base amounts, as defined by the Swedish National Insurance Act. The survivor benefit is payable over a minimum five-year period.
     The capital value of pension commitments for the current President, prior Presidents, and survivors is SEK 131m (126). In addition, there are commitments regarding death and disability benefit of SEK 3m (3).
Share-based compensation for the President and other members of Group Management
     Over the years, Electrolux has implemented several long-term share based programs (LTI) for senior managers. These programs are intended to attract, motivate and retain the participating managers by providing long-term incentives through benefits linked to the company’s share price. They have been designed to align management long-term performance programs with shareholder interests. A detailed presentation of the different programs is given in Note 21.
Options provided to Group Management

	Number of options
	Beginning of 2006	Expired 1)	Exercised	End of 2006

President and CEO	163,000	—	43,000	120,000
Other members of Group Management	701,000	10,000	415,277	275,723
Total	864,000	10,000	458,277	395,723

1)	Options distributed for the 2000 stock option program expired on February 26, 2006.
Number of shares offered to Group Management on target performance

	2006	2005	2004	2006	2005	2004
	Target	Target	Target	Target	Target	Target
	number of	number of	number of	value in	value in	value in
	B-shares1)	B-shares1)	B-shares[1]	SEK	SEK	SEK

President and CEO	24,057	32,820	32,993	2,400,000	2,400,000	2,400,000
Other members of Group Management	12,030	16,410	16,497	1,200,000	1,200,000	1,200,000

1)	Each target value is subsequently converted into a number of shares. The number of shares is based on a share price of SEK 131.67 for 2004, SEK 132.36 for 2005 and SEK 180.58 for 2006, calculated as the average closing price of the Electrolux B-share on the Stockholm Stock Exchange during a period of ten trading days before the day participants were invited to participate in the program, adjusted for net present value of dividends for the period until shares are allocated. The weighted average fair value of shares for 2004, 2005 and 2006 programs is SEK 145. The target number of B-shares has been adjusted with a multiplier of 1.81 after a re-calculation of the performance share programs in accordance with the plan document due to the spin-off of Husqvarna.
Compensation for other members of Group Management
     Like the President, other members of Group Management receive a compensation package that comprises fixed salary, variable salary based on annual targets, long-term performance share programs and other benefits such as pensions and insurance.
     Base salary is revised annually per January 1. The average base salary increase in 2006 was 5,1% and 13,8% with promotions included.
     Variable salary for sector heads in 2006 is based on both financial and non-financial targets. The financial targets comprise the value created on sector and Group level. The non-financial targets are focused on product management, value market share and succession planning.
     The target for variable salary for European-based sector heads is 50% of annual base salary. The stretch level is 100%, which is also the cap. Corresponding figures for the US-based sector head are 100% and 150%.
     Group staff heads receive variable salary based on value created for the Group and on performance objectives within their functions. The target variable salary is 40-45% of annual base salary. The stretch level is 80-90%, which is also the cap.
     In addition, one of the members of Group Management is covered by contracts that entitles to variable compensation based on achieved financial targets during the years 2005-2007 and 2006-2008. The compensation is paid provided the individual is employed until the end of 2007 and 2008, respectively.
     The members of Group Management participate in the Group’s long-term performance programs. These programs comprise the new performance share program introduced in 2004 as well as previous option programs. For more information on these programs, see below.
     By the end of 2006 there was no agreement for special severance compensation.

     The Swedish members of Group Management are not eligible for fringe benefits such as company cars. For members of Group Management employed outside of Sweden, varying fringe benefits and conditions may apply, depending upon the country of employment.
Pensions for other members of Group Management
     The members of Group Management are covered by the Group’s pension policy.
     The retirement age is 65 for one Swedish member of Group Management, and 60 for the others. Swedish members of Group Management are covered by the ITP plan or the Alternative ITP plan, as well as a supplementary plan.
     The retirement benefit from the supplementary plan is payable for life or a shorter period of not less than five years. The participant determines the payment period at the time of retirement.
     For members of Group Management employed outside of Sweden, varying pension terms and conditions apply, depending upon the country of employment. The retirement age is 65.
     The alternative ITP plan is a defined contribution plan where the contribution increases with age. The contribution is between 20% and 41.1% of pensionable salary, between 7.5 and 30 income base amounts. The pensionable salary is calculated as the current fixed salary including vacation pay plus the average variable salary for the last three years.
     The Swedish members are also covered by a supplementary defined contribution plan. In 2004, the plan was revised retroactively from 2002. Following the revision, the premiums amount to 35% of the pensionable salary. In addition, four members are covered by individual additional contributions as a consequence of the switch of plans in 2001. In addition to the retirement contribution, Electrolux provides disability benefits equal to 70% of pensionable salary including credit for other disability benefits, plus survivor benefits. The survivors benefits equal the accumulated capital for old age or are not less than 250 (250) Swedish income base amounts as defined by the Swedish National Insurance Act. The survivor benefit is payable over a minimum five-year period.
     One Swedish member of Group Management has chosen to retain a defined benefit pension plan in addition to the ITP-plan. The retirement age is 65 and the retirement benefit is payable for life. Full retirement benefit equals to 32.5% of the portion of pensionable salary between 20 and 30 income base amounts as defined by the Swedish National Insurance Act, 50% of the portion between 30 and 100 income base amounts, and 32.5% of the portion exceeding 100 income base amounts.
     In addition, Electrolux provides disability benefits and survivor benefits.

Summary of compensation to Group Management

		2006							2005
				Variable							Variable
		Annual		salary			Long-term	Total	Annual		salary			Long-PSP	Total
		fixed		Earned		Total	PSP (value	Pension	fixed		Earned		Total	(value	Pension
		salary		20063)		salary	awarded)	cost	salary		20053)		salary	awarded)	cost

‘000 SEK unless otherwise stated
President and	Contractual1)	8,300		5,810		14,110	2,400	5,816	7,850		5,495		13,345	2,400	5,617
CEO	Actual1)	8,718	2)	5,303		14,021	—	4,990	8,447	2)	6,594		15,041	—	5,001
Other members	Contractual1)	30,193		18,165	5)	48,358	9,385	20,570	31,062		19,845	5)	50,907	10,800	20,879
of Group Mgmt4)	Actual1)	28,723	2)	14,932	5)	43,655	—	18,539	33,228	2)	25,821	5)	59,049	—	21,425
Total	Contractual1)	38,493		23,975		62,468	11,785	26,386	38,912		25,340		64,252	13,200	26,496
	Actual1)	37,441	2)	20,235		57,676	—	23,529	41,675	2)	32,415		74,090	—	26,426

1)	Contractual numbers reflect target performance on variable compensation components.

2)	Including vacation salary, paid vacation days and travel allowance.

3)	The actual variable salary for 2006 is set in early 2007 and may differ from the expensed amount.

4)	In 2006, other members of Group Management comprised of 9 people up to June 13, 8 people up to October 13, 2006 and 7 people up to December 13 when the Group again comprised of 8 members. In 2005, other members of Group Management comprised of 9 people.

5)	Includes contractual “sign-on” bonus.
Note 27 Fees to auditors
     PricewaterhouseCoopers (PwC) are appointed auditors for the period until the 2010 Annual General Meeting.

	2006	20051)	20041)

PwC
Audit fees2)	86	49	46
Audit-related fees3)	4	3	3
Tax fees4)	6	9	10
All other fees	—	2	—

Total fees to PwC	96	63	59

Audit fees to other audit firms	2	7	2

Total fees to auditors	98	70	61

1)	Including audit fees relating to the Outdoor operations.

2)	Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

3)	Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditors, and include consultations concerning financial accounting and reporting standards; internal control reviews; and employee benefit plan audits.

4)	Tax fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations; tax advice related to mergers and acquisitions; transfer pricing; requests for rulings or tecnhical advice from taxing authorities; tax planning services; and expatriate tax planning and services.

Note 28 Shares and participations
Participation in associated companies

	2006	2005

Opening balance, Jan. 1	124	196

Acquisitions	—	—
Operating result	5	4
Dividend	-13	-3
Tax	—	-1
Divestment	-16	-77
Discontinued operations	-9	—
Other	—	—
Exchange difference	-11	5

Closing balance, Dec. 31	80	124

     In the item Participation in associated companies is at December 31, 2006, goodwill included with the amount of SEK 2m (5).
     The Group’s share of the associated companies, which all, except for Atlas Eléctrica, Costa Rica, are unlisted, were at December 31, 2005, as follows:
Associated companies

	2005
	Relation to Electrolux Group1)						Income statement		Balance sheet
		Carr-								Total
	Partici-	ying						Net	Total	Liabi-
	pation,%	amount	Receivables	Liabilities	Sales	Purchases	Income	result	assets	lities

Atlas Eléctrica, Costa Rica	18.9	50	—	1	—	6	687	22	589	328
Nordwaggon, Sweden	50.0	22	—	11	—	72	408	-29	1,519	1,475
Sidème, France	39.3	16	—	79	—	207	528	—	215	179
Viking Financial Services, USA	50.0	27	7	—	—	—	33	21	99	45
Other	—	9	4	4	6	34	60	6	27	15

Total	—	124	11	95	6	319	1,716	20	2,449	2,042

1)	Seen from Electrolux perspective.
     Included in Other are: Diamant Boart, Argentina; A/O Khimki, Russia; Diamant Boart, the Philippines; Manson Tools, Sweden; and e2 Home, Sweden.

     The Group’s share of the associated companies, which all, except for Atlas Eléctrica, Costa Rica, are unlisted, were at December 31, 2006, as follows:

	2006
	Relation to Electrolux Group1)						Income statement		Balance sheet
		Carr-								Total
	Partici-	ying						Net	Total	Liabi-
	pation,%	amount	Receivables	Liabilities	Sales	Purchases	Income	result	assets	lities

Atlas Eléctrica, Costa Rica	18.9	47	—	2	—	12	826	40	566	367
Sidème, France	39.3	16	75	1	304	2	642	2	200	165
Viking Financial Services, USA	50.0	15	—	—	—	—	6	2	36	6
ERP, France	25.0	2	1	49	—	11	24	8	11	2
E2 Home, Sweden	Sweden	50.0	—	—	—	—	—	—	—	—

Total	—	80	76	52	304	25	1,498	52	813	540

1)	Seen from Electrolux perspective.
     Market value for Atlas Eléctrica is according to stock-market rate at December 31, 2006, about SEK 57m (28). Although the participation in Atlas Eléctrica is only 18.9% it is still included amongst associated companies since Electrolux has a significant influence in the company by having two members of the Board.
Other companies

		Carrying amount,
	Holding, %	SEKm

Videcon Industries Ltd., India	4.6	238
Banca Popolare Friuladria S.p.A., Italy	0,0	3
Business Partners B.V., The Netherlands	0.7	3
Other	—	7

Total		251

Subsidiaries		Holding, %
Major Group companies
Australia	Electrolux Home Products Pty. Ltd	100
Austria	Electrolux Hausgeräte G.m.b.H	100
	Electrolux Austria G.m.b.H.	100
Belgium	Electrolux Home Products Corp. N.V.	100
	Electrolux Belgium N.V.	100
Brazil	Electrolux do Brasil S.A.	100
Canada	Electrolux Canada Corp.	100
China	Electrolux Home Appliances (Hangzhou) Co. Ltd	100
	Electrolux (China) Home Appliance Co. Ltd	100
	Electrolux (Changsha) Appliance Co. Ltd	100
Denmark	Electrolux Home Products Denmark A/S	100
Finland	Oy Electrolux Ab Electrolux Kotitalouskoneet	100
France	Electrolux France SAS	100
	Electrolux Home Products France SAS	100
	Electrolux Professionnel SAS	100
Germany	Electrolux Deutschland GmbH	100
	AEG Hausgeräte GmbH	100
Hungary	Electrolux Lehel Hütögépgyár Kft	100

Subsidiaries		Holding, %
Italy	Electrolux Zanussi Italia S.p.A.	100
	Electrolux Professional S.p.A.	100
	Electrolux Italia S.p.A.	100
	Electrolux Home Products Italy S.p.A.	100
Luxembourg	Electrolux Luxembourg S.à r.l.	100
Mexico	Electrolux de Mexico, S.A. de CV	100
The Netherlands	Electrolux Associated Company B.V	100
	Electrolux Home Products (Nederland) B.V.	100
Norway	Electrolux Home Products Norway AS	100
Poland	Electrolux Poland Spolka Z.o.o.	100
Spain	Electrolux Home Products España S.A.	100
	Electrolux Home Products Operations España S.L.100	100
Sweden	Electrolux Laundry Systems Sweden AB	100
	Electrolux HemProdukter AB	100
	Electrolux Professional AB	100
	Electrolux Floor Care and Light Appliances AB	100
Switzerland	Electrolux AG	100
United Kingdom	Electrolux Plc	100
	Electrolux Professional Ltd	100
US	Electrolux Home Products Inc.	100
	Electrolux Holdings Inc.	100
	Electrolux Professional Inc.	100
     A detailed specification of Group companies has been submitted to the Swedish Companies Registration Office and is available on request from AB Electrolux, Investor Relations, and Financial Information.
Note 29 Discontinued Operations
     The Outdoor Products operations of the Group were distributed to the Electrolux shareholders in June, 2006 under the name of Husqvarna AB. Before September 2005, Husqvarna AB did not legally own any of the subsidiaries within the Outdoor Products segment. During the period September 2005 to May 2006 the Outdoor Products operations were transferred to Husqvarna AB at book values. The Outdoor Products operations have been consolidated in the Electrolux Group accounts up to May 31, 2006.
     In accordance with IFRS 5, “Non-current Assets held for sale and Discontinued Operations”, the net results for the distributed Outdoor Products operations are reported in the Group’s income statement under the item “Income for the period from discontinued operations”. This means that the figures for the former Outdoor Products operations are excluded from the sales and expenses reported in the income statement for the current period and for the corresponding period in 2005 and 2004. Similarly, Outdoor Products operations are reported in the cash-flow statement under “Cash flow from discontinued operations” whereas the comparative balance sheet as of December 31, 2005 comprises the original figures, including Outdoor Products operations.
     In addition so called combined financial statements have been prepared for the Outdoor Products operations presented below which represent the financial position and results of operations and cash flows of Husqvarna AB and its subsidiaries and other entities included in the Outdoor segment within the Electrolux Group, including assets, liabilities, revenues and costs of doing business in the past, even if the amounts were not historically allocated to the Outdoor Products operations or do not appear in the historical financial statements of Husqvarna AB and its subsidiaries. The combined financial statements have been prepared as if the Outdoor Products operations were formed as of January 1, 2004. The results and net assets of the entities within the Outdoor Products operations, as well as related share capital and provisions are aggregated.
     In the preparation of the combined financial statements for the Outdoor Products operations, a number of estimations and other assumptions, have been made, which management believes are reasonable. However, these estimations and other assumptions are not necessarily indicative of the costs and expenses that would have resulted if the Outdoor Products operations had been operating as a separate entity. The following describes the most significant estimations and assumptions when preparing the combined financial statements for the Outdoor Products operations 2005 and for the period January-May 2006:
•	Estimations of certain group common services provided by Electrolux including financial, legal, human resources and other support functions.

•	The risk management activities of Electrolux including the captive solutions for insurance have not been included in the Outdoor Products operations since the Outdoor Products operations have been charged with insurance premiums which are deemed to be at arms-length.

•	Employees working within the Outdoor Products operations, participated in various Electrolux Group pension, health-care, defined contribution, other benefit plans and incentive programs. The pro-rata costs, based on the identified number of Outdoor Products operations employees related to these plans, have been included in the combined financial statements.

•	Since the Electrolux Group does not allocate liquid funds, loans and equity on divisions, assumptions regarding the capitalization of the Outdoor Products operations that are not separate legal units have to be made. In preparing the combined financial statements, minor divisions were assumed to be financed by loans. Major divisions were assumed to be capitalized according to the debt/equity ratio in the respective legal unit where they belonged. Interest has been charged to the finance net, taking into account the varying need for capital during the year by using average net assets.

•	Derivative contracts with Electrolux Group Treasury, made by the Outdoor Products operations, relating to hedging of transaction exposure, have been treated as external in the combined financial statements and have been marked-to-market as from January 1, 2005. Hedge accounting has been applied since the Electrolux Group has applied hedge accounting for these contracts.

•	Taxes have been calculated using the tax rate of the respective countries however taking account of tax items clearly belonging to the Indoor or Outdoor activities.
The combined income statements prepared for the Outdoor Products operations

		Jan.-May	Jan.-Dec.	Jan. – Dec.
		2006	2005	2004

Net sales		16,988	28,768	27,202

Cost of goods sold		-12,890	-21,128	-19,886

Gross operating income		4,098	7,640	7,316

Selling expenses		-1,787	-3,663	-3,242
Administrative expenses		-411	-1,094	-1,090
Other operating income		5	18	3
Other operating expenses		—	-3	-4

Operating income		1,905	2,898	2,983

Financial income		25	15	9
Financial expenses		-189	-192	-114
Financial items, net		-164	-177	-105

Income after financial items		1,741	2,721	2,878

Taxes		-542	-816	-903

Income for the period		1,199	1,905	1,975

Earnings per share for discontinued operations, SEK	Note 20
Basic		4.15	6.54	6.62
Diluted		4.13	6.50	6.61

Average number of shares, million	Note 20
Basic		288.8	291.4	298.3
Diluted		288.8	293.2	298.6

Note 30 US GAAP information
     The consolidated financial statements have been prepared in accordance with IFRS, as described in Note 1. IFRS differs in significant respects from generally accepted accounting principles in United States of America (US GAAP). In this note differences that have a significant effect on net income for the period and shareholders’ equity are described.
Accounting Standards Adopted in 2006
     SFAS 123 (R) In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payment (SFAS 123R), which revised SFAS 123, Accounting for Stock-Based Compensation (SFAS 123), and superseded APB Opinion No. 25, Accounting for Stock Issued to Employees, (APB 25) and related interpretations. SFAS 123R requires the grant-date fair value of all share-based payment awards that are expected to vest, including employee share options, to be recognized as employee compensation expense over the requisite service period. The Group adopted SFAS 123R on January 1, 2006 and applied the modified prospective transition method. For additional information about the adoption of SFAS 123R, reference is made to the section titled share-based compensation below.
     SFAS 151 In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (SFAS 151). SFAS 151 requires that idle facility expense, freight, handling costs, and wasted material (spoilage) are recognized as current-period charges. In addition, this statement requires allocation of fixed production overhead to the costs of conversion based on the normal capacity of a production facility. SFAS 151 was adopted on January 1, 2006 and did not have a material impact on the Group’s consolidated financial statements.
     SFAS 158 In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Pension and Other Post-retirement Plans an amendment of FASB Statements No. 87, 88, 106 and 132 (R). This Statement requires recognition of the funded status of a single-employer defined benefit postretirement plan as an asset or liability in its statement of financial position. The funded status is determined as the difference between the fair value of plan assets and the defined benefit obligation. For a pension plan, the benefit obligation is the projected benefit obligation while for any other post-retirement benefit plan, it is the accumulated post-retirement benefit obligation. Changes in that funded status will be recognized in other comprehensive income, net of tax. Amounts recognized in accumulated other comprehensive income, including the gains or losses, prior service costs or credits, and the transition obligation remaining from the initial application of SFAS No. 106, are adjusted as they are subsequently recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of those Statements. SFAS No. 158 also requires measurement of defined-benefit plan assets and obligations as of the balance sheet date. Although this measurement provision is not effective until fiscal year 2008 for the Group, the Group currently has a measurement date equal to the fiscal year-end and therefore the adoption of this measurement provision will have no effect on the consolidated financial statements. The Group has adopted the requirement to recognize the funded status as of December 31, 2006. Refer to the section below titled post-employment benefits for further information on the adoption of SFAS 158.
     SAB No. 108 - In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements. SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB No. 108 requires an entity to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material when considering the relevant quantitative and qualitative factors. Electrolux has applied SAB No. 108 in the current year and there was no effect on the Group’s consolidated financial statements as a result.
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
     The goodwill and the intangible assets with assigned indefinite lives have been tested for impairment in accordance with the methods prescribed in SFAS 142. No impairment charges were recorded as a result of annual tests performed in December 2006, 2005 and 2004.
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
Restructuring and other provisions
     The Group is accounting for restructuring provisions in accordance with IAS 37, Provisions, contingent liabilities and contingent assets. Under US GAAP corresponding guidance is defined in SFAS 112, Employers’ Accounting for Post-employment Benefits, and SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities.

     Under IFRS a provision for restructuring costs is recognized when an entity meets a number of specific criteria, indicating a present obligation as a result of a past event; it being probable that an outflow of resources will be required to settle the obligation; and, that a reliable estimate can be made of the amount of the obligation, in accordance with IAS 37. Under US GAAP, SFAS 146, requires the company to recognize certain costs associated with restructuring activities when they are incurred, or in the case of redundancies, ratably over any future service period required in order to receive termination benefits for employees rather than the date of commitment to a restructuring plan. SFAS 112 may require earlier accrual of termination benefits compared to SFAS 146 if they stem from a pre-existing benefit plan where the post-employment benefit relates to past-service that vests or accumulates with service, and for which payment is both probable and reasonably estimable. Electrolux has recognized a liability in accordance with SFAS 112 and SFAS 146.
     SFAS 146 also restricts what type of costs that can be included in the restructuring provision. The timing of recognition and related measurement of a liability for one-time termination benefits in relation to employees who are to be involuntarily terminated depends on whether the employees are required to render service until they are terminated in order to receive the termination benefits. The type of costs with these kind of restrictions in US GAAP compared to IAS 37 are for the Group mainly professional fees, severance payments, different types of costs for clean-up and dismantling of factories (excluding environmental costs regulated by a Government authority) and lease agreements.
Post-employment benefits
     Under IFRS, accounting for post-employment benefits is made in accordance with IAS 19, Employee Benefits. Under US GAAP prior to the adoption of SFAS 158, SFAS 87, Employers’ Accounting for Pensions, and SFAS 106, Employers Accounting for Post-retirement Benefits Other than Pensions was followed. Effective December 31, 2006, the Group has applied SFAS 158 Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132 R, for US GAAP purposes. SFAS 158 is being applied prospectively and therefore does not affect the 2005 and 2004 financial statements. For 2006, SFAS 158 requires the Group to fully recognize, as an asset or liability, the over funded or under funded status of its benefit plans in its year-end balance sheet. There was no effect on the income statement as a result of the adoption of SFAS 158. The adoption of SFAS 158 as of December 31, 2006, had an effect on equity of approximately SEK 2,8bn pre-tax, after tax deduction SEK 2,1bn. The material differences between IAS 19 and US GAAP which affect the Group are:
•	Under US GAAP through December 31, 2005, an additional minimum liability should be recognized if the accumulated benefit obligation exceeds the sum of the fair value of the plan assets and the change in liability is recognized as a component of comprehensive income. As of December 31, 2006, SFAS 158 requires the Group to fully recognize the funded position, as an asset or liability, in its balance sheet. Changes in the funded status are recognized in equity net of tax.

•	Different dates of implementation cause differences in accumulated actuarial gains and losses. SFAS 87 was implemented in 1987 for US plans and 1989 for non-US plans. SFAS 106 was implemented in 1993. IAS 19 was implemented on January 1, 2004 and accumulated actuarial gains and losses at this date were zero.

•	Under IAS 19, the estimated return on plan assets is based on actual market values, while US GAAP allows market-related values as the basis for estimation of the return on assets.

•	Under IAS 19, the past service cost and expenses resulting from plan amendments are recognized immediately if vested or amortized until vested. Under US GAAP, prior service cost is generally recognized over the average remaining service life of the plan participants.
     In 2004, the US subsidiaries were affected by The Medicare Prescription Drug, Improvement and Modernization Act of 2003. This change in legislation caused a reduction in the companies’ obligation under SFAS 106. The reduction was treated as an actuarial gain for US GAAP purposes whilst under IFRS this was booked against equity in the transition to IAS 19 as of January 1, 2004.

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
Share-based compensation
     Electrolux has several compensatory employee stock option programs and performance share programs, which are offered to senior managers. Under IFRS, Electrolux recognizes compensation expense for all share-based programs that were not fully vested as of November 7, 2002. An estimated cost for the granted instruments, based on the instruments’ fair value at grant date, and the number of instruments expected to vest is charged to the income statement over the vesting period on a straight line basis. The share-based compensation programs are classified as equity-settled transactions. The fair value of share options is the market value at grant date calculated according to an option valuation method. The fair value of shares is the market value at grant date adjusted for the discounted value of expected future dividends. For US GAAP purposes through December 31, 2005, APB 25 applies for share-based programs with employees, including those plans prior to November 7, 2002, and the plans are classified as fixed or variable plans. Under APB 25, compensation expense is determined as the difference between the market price and exercise price of the share-based award. For fixed plans compensation expense is determined on the date of grant. For variable plans compensation expense is remeasured at each balance sheet date until the award becomes vested. For US GAAP purposes, SFAS 123 (R) was adopted as of January 1, 2006, and requires all share-based payments to employees, including grants of employee share options, to be charged to the income statement in accordance with fair values similar to IFRS.

Electrolux applied the modified prospective method of application which results in fair value expenses being recorded for the unvested shares as of January 1, 2006. Under IFRS, employers are required to record provisions for related social fees and the costs are charged to the income statement over the vesting period. US GAAP requires that the employer payroll taxes upon exercise of stock must be recognized as an expense at the exercise date of the option.
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
Recently issued accounting standards
     SFAS 157 In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value under US GAAP and expands disclosures about fair value measurements. This statement describes fair value as being the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In addition, fair value should be viewed as a market-based measurement, not an entity-specific measurement. Therefore, fair value should be determined based on the assumptions that market participants would use in pricing an asset or liability, including all risks associated with that asset or liability. SFAS 157 will be effective for Electrolux beginning in fiscal year 2008. Electrolux is currently assessing the effect of this pronouncement on the Group’s consolidated financial statements.
     SFAS 159 In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which permits an entity to measure certain financial assets and financial liabilities at fair value. Under Statement 159, entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions, as long as it is applied to the instrument in its entirety. The fair value option election is irrevocable, unless a new election date occurs. Statement 159 is effective as of January 1, 2008. Electrolux is currently assessing the effect of this pronouncement on the Group’s consolidated financial statements.

     FIN 48 In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No 109. The Interpretation provides a comprehensive model for the financial statement recognition, measurement and presentation of uncertain tax positions taken or expected to be taken in income tax returns. The Interpretation also requires expanded disclosures with respect to the uncertainty in income tax positions. FIN 48 will be effective beginning in fiscal year 2007 for the Group. Electrolux is currently assessing the effect of this pronouncement on the Group’s consolidated financial statements.

Summary of the effects that application of US GAAP would have on consolidated income, for the period, equity and the balance sheet
A. Consolidated net income

	2006	2005	2004

Income for the period as reported in the consolidated income statement	3,847	1,763	3,259
Adjustments before taxes
Development costs	-226	-217	-367
Restructuring and other provisions	-133	172	178
Pensions	-506	-316	-312
Derivatives and hedging	—	-143	-158
Discounted provisions	-53	-78	—
Securities	-4	—	2
Share-based compensation	106	71	-40
Other	5	—	—
Taxes on the above adjustments	228	266	226

Income for the period according to US GAAP	3,264	1,518	2,788
Income for the period from continuing operations according to US GAAP	2,130	136	1,066
Income for the period from discontinued operations according to US GAAP	1,134	1,382	1,722
Earnings per share in SEK according to US GAAP, basic	11.30	5.21	9.35
Earnings per share in SEK according to US GAAP continuing operations, basic	7.38	0.47	3.58
Earnings per share in SEK according to US GAAP discontinued operations, basic	3.93	4.74	5.77
Number of shares1), basic	288,790,128	291,377,974	298,314,025
Earnings per share in SEK according to US GAAP, diluted	11.27	5.21	9.34
Earnings per share in SEK according to US GAAP continuing operations, diluted	7.35	0.47	3.57
Earnings per share in SEK according to US GAAP discontinued operations, diluted	3.91	4.74	5.77
Number of shares1), diluted	289,657,525	291,495,285	298,350,049

1)	Weighted average number of shares outstanding through the year, after repurchase of own shares.

B. Equity

	2006	2005

Equity as reported in the consolidated balance sheet	13,194	25,888
Less minority interest	-1	-1

Equity less minority interest	13,193	25,887
Adjustments before taxes
Acquisitions	-535	-589
Previously made adjustments on goodwill and intangible assets	194	414
Development costs	-927	-1,089
Restructuring and other provisions	176	340
Pensions	-1623	422
Discounted provisions	-124	-78
Securities	-54	-20
Revaluation of assets	-130	-134
Share-based compensation	82	-36
Taxes on the above adjustments	401	-60

Equity according to US GAAP	10,653	25,057
C. Balance sheet
The table summarizes the consolidated balance sheets prepared in accordance with IFRS and US GAAP.

	IFRS		US GAAP
	2006	2005	2006	2005

Intangible assets	3,761	6,100	2,493	4,848
Tangible assets	14,209	18,622	14,079	18,488
Financial assets	3,988	5,009	4,219	5,262
Current assets	44,091	52,827	43,873	53,290

Total assets	66,049	82,558	64,664	81,888

Equity	13,193	25,887	10,653	25,057
Minority interests	1	1	1	1
Provisions for pensions and similar commitments	6,586	8,226	7,991	8,294
Other provisions	7,095	8,800	6,961	8,892
Financial liabilities	7,331	8,717	7,215	8,717
Operating liabilities	31,843	30,927	31,843	30,927

Total equity and liabilities	66,049	82,558	64,664	81,888

SCHEDULE II
AB ELECTROLUX AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
For the Years Ended December 31, 2004, 2005 and 2006
(in millions of SEK)

	Balance at	Charged	Charged to
	beginning of	costs &	other		Balance at end
Description	period	expenses	accounts[1,2]	Deductions[3]	of period

2006
Reserves deducted from assets to which they apply:
Allowance for doubtful notes and accounts receivable	683	75	-24	-150	584
Allowance for long-term trade accounts and notes receivable	198	1	-9	-7	183

2005
Reserves deducted from assets to which they apply:
Allowance for doubtful notes and accounts receivable	730	91	103	-241	683
Allowance for long-term trade accounts and notes receivable	293	77	81	-253	198

2004
Reserves deducted from assets to which they apply:
Allowance for doubtful notes and accounts receivable	1,013	-31	-9	-243	730
Allowance for long-term trade accounts and notes receivable	391	-107	-3	12	293

1)	Includes exchange differences.

2)	Includes the acquisition of new companies.

3)	Includes companies sold.

ITEM 18. FINANCIAL STATEMENTS
     The Company has elected to furnish the financial statements and related information specified in Item 17 in lieu of responding to this item.

86

ITEM 19. EXHIBITS
1.	Articles of Association of the Company, as amended on December 12, 2006.

2.*	Form of Deposit Agreement dated as of April 21, 2004 between the Company and The Bank of New York.

4.1**	Master Separation Agreement, dated September 9, 2005, between AB Electrolux (publ) and Husqvarna AB.

4.2**	Tax Sharing and Indemnity Agreement, dated April 5, 2006, between Electrolux Holdings Inc., Electrolux Home Products Inc., Husqvarna Professional Outdoor Products Inc., Husqvarna Outdoor Products Inc., Husqvarna AB and AB Electrolux (publ).

8.	List of the Company’s subsidiaries. Please see Note 28 to the consolidated financial statements.

12.1	Certification of Hans Stråberg, Chairman and Chief Executive Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Fredrik Rystedt, Senior Vice President and Chief Financial Officer, of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.	Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PricewaterhouseCoopers AB, independent auditors to the Company.

*	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2003, filed with the SEC on June 24, 2004 (Commission File Number 0/15741).

**	Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2005, filed with the SEC on May 24, 2006 (Commission File Number 0/15741).

87

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AKTIEBOLAGET ELECTROLUX (publ)
Stockholm, June 21, 2007	/s/	Hans Stråberg
Hans Stråberg
President and Chief Executive Officer

/s/	Fredrik Rystedt
Fredrik Rystedt
Senior Vice President and Chief Financial Officer